This is a confidential draft submission to the U.S. Securities and Exchange Commission on February 3, 2021 and is not being filed under the Securities Act of 1933, as amended.

Registration No. 333-

CONFIDENTIAL DRAFT SUBMISSION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

____________________________________

PROPERTY SOLUTIONS ACQUISITION CORP.
(Exact Name of Each Registrant as Specified in its Charter)

____________________________________

Delaware	6770	84-4720320
(State or other jurisdiction of Incorporation or organization)	(Primary standard industrial classification code number)	(I.R.S. Employer Identification Number)

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654 Madison Avenue, Suite 1009
New York, New York 10065
(646) 502-9845
(Address, including zip code, and telephone number, including area code, of each registrant’s principal executive offices)

____________________________________

Jordan Vogel, Co-Chief Executive Officer
Aaron Feldman, Co-Chief Executive Officer
c/o Property Solutions Acquisition Corp.
654 Madison Avenue, Suite 1009
New York, New York 10065
(646) 502-9845
(Name, address, including zip code, and telephone number, including area code, of agent for service)

____________________________________

With copies to:

David S. Allinson Latham & Watkins LLP 885 Third Avenue New York, NY 10022 (212) 906-1200	Ryan J. Maierson Latham & Watkins LLP 811 Main Street, Suite 3700 Houston, TX 77002 (713) 546-5400	Vijay S. Sekhon Sidley Austin LLP 1999 Avenue of the Stars, Suite 1700 Los Angeles, CA 90067 (310) 595-9500	Michael P. Heinz Sidley Austin LLP One S. Dearborn Street Chicago, IL 60603 (312) 853-7000

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Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this Registration Statement becomes effective and all other conditions to the transactions contemplated by the Agreement and Plan of Merger described in the included proxy statement/consent solicitation statement/prospectus have been satisfied or waived.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box: ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer) ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share(2)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee
Shares of Class A common stock(3)
Shares of Class B common stock(3)
Total

____________

(1)      All securities being registered will be issued by the registrant, Property Solutions Acquisition Corp., a Delaware corporation (“PSAC”). In connection with the Business Combination described in the included proxy statement/consent solicitation statement/prospectus, PSAC Merger Sub Ltd., an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly owned subsidiary of PSAC (“Merger Sub”), will be merged with and into FF Intelligent Mobility Global Holdings Ltd., an exempted company with limited liability incorporated under the laws of the Cayman Islands (“FF”), with FF surviving the merger. As a result of the foregoing transactions, FF will become a wholly-owned subsidiary of PSAC.

(2)      Based on the average of the high and low trading prices on             , 2021 of the common stock of PSAC.

(3)      Represents shares of Class A common stock and Class B common stock issuable to certain equity holders and debt holders of FF. In addition, each FF option or FF warrant that is outstanding immediately prior to the closing of the Business Combination as described herein (and by its terms will not terminate upon the closing of the Business Combination) will remain outstanding and thereafter, represent the right to purchase a number of shares of Class A common stock described herein.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

PRELIMINARY PROXY STATEMENT
SUBJECT TO COMPLETION, DATED FEBRUARY 3, 2021

PROPERTY SOLUTIONS ACQUISITION CORP.
654 Madison Avenue, Suite 1009
New York, New York 10065

NOTICE OF
SPECIAL MEETING OF STOCKHOLDERS
TO BE HELD ON           , 2021

TO THE STOCKHOLDERS OF PROPERTY SOLUTIONS ACQUISITION CORP.:

NOTICE IS HEREBY GIVEN that a special meeting of stockholders of Property Solutions Acquisition Corp. (“PSAC”), a Delaware corporation, will be held at 11:00 a.m. Eastern time, on           , 2021, in a virtual format (the “Special Meeting”). PSAC stockholders may attend, vote and examine the list of PSAC stockholders entitled to vote at the Special Meeting by visiting https://www.cstproxy.com/propertysolutionsacquisition/sm2021 and entering the control number found on their proxy card, voting instruction form or notice they previously received. In light of public health concerns regarding the novel coronavirus (COVID- 19), the Special Meeting will be held in a virtual meeting format only. You will not be able to attend the Special Meeting physically.

You are cordially invited to attend the Special Meeting, which will be held for the following purposes:

(1)    to consider and vote upon a proposal to approve the business combination (the “Business Combination”) described in this proxy statement/consent solicitation statement/prospectus, including (a) the Agreement and Plan of Merger, dated as of January 27, 2021 (“Merger Agreement”), by and among PSAC, PSAC Merger Sub Ltd., an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Merger Sub”), and FF Intelligent Mobility Global Holdings Ltd., an exempted company with limited liability incorporated under the laws of the Cayman Islands (“FF”), which, among other things, provides for Merger Sub to be merged with and into FF, with FF continuing as the surviving company and a wholly-owned subsidiary of PSAC — we refer to this proposal as the “business combination proposal”;

(2)    to consider and vote upon separate proposals to approve amendments to PSAC’s current amended and restated certificate of incorporation to: (i) change the name of the public entity from “Property Solutions Acquisition Corp.” to “Faraday Future Intelligent Electric Inc.” (“New FF”); (ii) increase PSAC’s authorized shares from 50,000,000 authorized shares of a single class of common stock and 1,000,000 authorized shares of preferred stock to [750,000,000] authorized shares of Class A common stock, [75,000,000] authorized shares of Class B common stock, and 10,000,000 authorized shares of preferred stock; (iii) amend the voting rights of PSAC stockholders such that each share of Class B common stock will be entitled to ten votes for each such share after such time as New FF has an average total equity market capitalization of at least $20 billion for a consecutive period of 20 trading days; and (iv) delete the various provisions in PSAC’s current amended and restated certificate of incorporation applicable only to special purpose acquisition corporations (such as the obligation to dissolve and liquidate if a business combination is not consummated within a certain period of time) — we refer to these proposals collectively as the “charter proposals”;

(3)    to elect nine directors who, upon consummation of the Business Combination, will be the directors of New FF — we refer to this proposal as the “director election proposal”;

(4)    to consider and vote upon a proposal to approve the Faraday Future Intelligent Electric Inc. 2021 Stock Incentive Plan, which is an incentive compensation plan for employees of New FF and its subsidiaries, including FF — we refer to this proposal as the “incentive plan proposal”; and

(5)    to consider and vote upon a proposal to approve, for purposes of complying with applicable listing rules of Nasdaq, the issuance by PSAC of common stock, par value $0.0001 per share, to certain accredited investors and qualified institutional buyers in a private placement, the proceeds of which will be used to finance the Business Combination and related transactions and the costs and expenses incurred in connection therewith with any balance used for working capital purposes — we refer to this proposal as the “Nasdaq proposal”; and

(6)    to consider and vote upon a proposal to adjourn the Special Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if PSAC does not have sufficient proxies to approve one or more of the foregoing proposals — we refer to this proposal as the “adjournment proposal.”

These items of business are described in the attached proxy statement/consent solicitation statement/prospectus, which we encourage you to read in its entirety before voting. Only holders of record of PSAC common stock at the close of business on           , 2021 are entitled to notice of the Special Meeting and to vote and have their votes counted at the Special Meeting and any adjournments or postponements of the Special Meeting.

After careful consideration, PSAC’s board of directors has determined that the business combination proposal, the charter proposals, the director election proposal, the incentive plan proposal, the Nasdaq proposal and the adjournment proposal are fair to and in the best interests of PSAC and its stockholders and unanimously recommends that you vote or give instruction to vote “FOR” the business combination proposal, “FOR” each of the charter proposals, “FOR” the election of all of the persons nominated by PSAC’s management for election as directors, “FOR” the incentive plan proposal, “FOR” the Nasdaq proposal and “FOR” the adjournment proposal, if presented.

Consummation of the Transactions (as described in the attached proxy statement/consent solicitation statement/prospectus) is conditioned on approval of each of the business combination proposal, the charter proposals, the director election proposal, the Nasdaq proposal and the incentive plan proposal. If any of the proposals is not approved, the other proposals will not be presented to stockholders for a vote.

All PSAC stockholders are cordially invited to attend the Special Meeting, which will be held in virtual format. To ensure your representation at the Special Meeting, however, you are urged to complete, sign, date and return the enclosed proxy card as soon as possible. If you are a stockholder of record of PSAC common stock, you may also cast your vote at the Special Meeting electronically by visiting https://www.cstproxy.com/propertysolutionsacquisition/sm2021. If your shares are held in an account at a brokerage firm or bank, you must instruct your broker or bank on how to vote your shares or, if you wish to attend the Special Meeting and vote electronically, obtain a proxy from your broker or bank.

A complete list of PSAC stockholders of record entitled to vote at the Special Meeting will be available for ten days before the Special Meeting at the principal executive offices of PSAC for inspection by stockholders during ordinary business hours for any purpose germane to the Special Meeting.

Your vote is important regardless of the number of shares you own. Whether you plan to attend the Special Meeting or not, please sign, date and return the enclosed proxy card as soon as possible in the envelope provided. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted.

Thank you for your participation. We look forward to your continued support.

By Order of the Board of Directors

/s/ Jordan Vogel
Jordan Vogel
Chairman of the Board and Co-Chief Executive Officer

, 2021

IF YOU RETURN YOUR PROXY CARD WITHOUT AN INDICATION OF HOW YOU WISH TO VOTE, YOUR SHARES WILL BE VOTED IN FAVOR OF EACH OF THE PROPOSALS. TO EXERCISE YOUR REDEMPTION RIGHTS, YOU MUST AFFIRMATIVELY VOTE EITHER FOR OR AGAINST THE BUSINESS COMBINATION PROPOSAL AND DEMAND THAT PSAC CONVERT YOUR SHARES INTO CASH NO LATER THAN THE CLOSE OF THE VOTE ON THE BUSINESS COMBINATION PROPOSAL BY

TENDERING YOUR STOCK TO PSAC’S TRANSFER AGENT PRIOR TO THE VOTE AT THE MEETING. SEE “SPECIAL MEETING OF PSAC STOCKHOLDERS — REDEMPTION RIGHTS” FOR MORE SPECIFIC INSTRUCTIONS.

This proxy statement/consent solicitation statement/prospectus is dated           , 2021 and is first being mailed to Property Solutions Acquisition Corp. stockholders on or about           , 2021.

Important Notice Regarding the Availability of Proxy Materials for the Stockholder Meeting to Be Held on           , 2021: PSAC’s proxy statement/consent solicitation statement/prospectus are available at https://www.cstproxy.com/propertysolutionsacquisition/sm2021.

FF INTELLIGENT MOBILITY GLOBAL HOLDINGS LTD.
18455 S. Figueroa Street
Gardena, California 90248

NOTICE OF SOLICITATION OF WRITTEN CONSENTS OR PROXIES

To the Shareholders of FF Intelligent Mobility Global Holdings Ltd.:

FF Intelligent Mobility Global Holdings Ltd., an exempted company with limited liability incorporated under the laws of the Cayman Islands (“FF”), entered into an Agreement and Plan of Merger, dated as of January 27, 2021 (“Merger Agreement”), by and among Property Solutions Acquisition Corp., a Delaware corporation (“PSAC”), PSAC Merger Sub Ltd., an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Merger Sub”), and FF, which, among other things, provides for Merger Sub to be merged with and into FF, with FF continuing as the surviving company and a wholly-owned subsidiary of PSAC (the “Business Combination”).

This proxy statement/consent solicitation statement/prospectus is being delivered to you on behalf of the FF board of directors to request that holders of FF shares with voting rights execute and return written consents or proxies to adopt and approve the Merger Agreement (including, but not limited to, the Plan of Merger, attached as Exhibit D thereto) and the Business Combination and the ancillary documents thereto (the “FF merger proposal”).

After consideration, FF’s board of directors unanimously approved and declared advisable the Merger Agreement and the Business Combination upon the terms and conditions set forth in the Merger Agreement, and unanimously determined that the Merger Agreement and the Business Combination are in the best interests of FF and its shareholders. FF’s board of directors unanimously recommends that FF shareholders with voting rights approve the FF merger proposal.

Only FF shareholders of record holding shares with voting rights as of the close of business on           , 2021, (the “FF Record Date”), will be entitled to execute and deliver a written consent or vote on the FF merger proposal. As of the close of business on the FF Record Date, there were [1,073,582,246] FF shares with voting rights outstanding.

The approval of the FF merger proposal requires approval by special resolution, being the affirmative vote or consent of the holders of a majority of not less than two-thirds of the voting power of such FF shareholders as being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting of FF of which notice specifying the intention to propose the resolution as a special resolution has been duly given and where a poll is taken regard shall be had in computing a majority to the number of votes to which each FF shareholder is entitled; or approved in writing by all of the FF shareholders entitled to vote at a general meeting of FF in relation thereto, in one or more instruments each signed by one or more of such FF shareholders and the effective date of the special resolution so adopted shall be the date on which the instrument or the last of such instruments, if more than one, is executed.

Concurrently with the execution of the Merger Agreement, PSAC and FF entered into support agreements with certain FF shareholders (the “Supporting FF Shareholders”), requiring each Supporting FF Shareholder to approve and vote in favor of the Business Combination, subject to the terms and conditions set forth therein. The FF shares that are owned by the Supporting FF Shareholders and that are subject to the support agreements represent 100% of the voting power of FF, in each case, as of January 27, 2021; accordingly, FF expects to have the required votes to obtain the FF shareholder approval required under the Merger Agreement.

You may consent to or vote in favor of the FF merger proposal with respect to your FF shares by completing, dating and signing the written consent or proxy enclosed with this proxy statement/consent solicitation statement/prospectus and promptly returning it to FF by the consent or voting deadline.

Once you have completed, dated and signed the written consent, you may deliver it to FF by emailing a .pdf copy to Jarret Johnson, General Counsel of FF, at jarret.johnson@ff.com or by mailing your written consent or proxy to FF Intelligent Mobility Global Holdings Ltd., 18455 S. Figueroa Street, Gardena, California 90248, Attention: General Counsel.

FF’s board of directors has set           , 2021 as the consent or voting deadline. FF reserves the right to extend the consent or voting deadline beyond           , 2021. Any such extension may be made without notice to FF shareholders.

By Order of the Board of Directors FF Intelligent Mobility Global Holdings Ltd.

The information in this proxy statement/consent solicitation statement/prospectus is not complete and may be changed. We may not issue these securities until the registration statement filed with the Securities and Exchange Commissions is effective. This proxy statement/consent solicitation statement/prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED FEBRUARY 3, 2021

PROXY STATEMENT FOR SPECIAL MEETING OF STOCKHOLDERS OF

PROPERTY SOLUTIONS ACQUISITION CORP.

____________________________________

PROSPECTUS FOR UP TO              SHARES OF CLASS A COMMON STOCK
AND              SHARES OF CLASS B COMMON STOCK
OF
PROPERTY SOLUTIONS ACQUISITION CORP.

____________________________________

The board of directors of Property Solutions Acquisition Corp., a Delaware corporation (“PSAC”), has unanimously approved the Agreement and Plan of Merger, dated as of January 27, 2021 (“Merger Agreement”), by and among PSAC, PSAC Merger Sub Ltd., an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Merger Sub”), and FF Intelligent Mobility Global Holdings Ltd., an exempted company with limited liability incorporated under the laws of the Cayman Islands (“FF”) which, among other things, provides for Merger Sub to be merged with and into FF, with FF continuing as the surviving company and a wholly-owned subsidiary of PSAC. As a result of and upon consummation of the transactions contemplated by the Merger Agreement, FF will become a wholly-owned subsidiary of PSAC, which will change its name to “Faraday Future Intelligent Electric Inc.” as described in this proxy statement/consent solicitation statement/prospectus, with the former securityholders of FF becoming securityholders of PSAC (such transaction, the “Business Combination,” and the post-Business Combination entity being referred to as “PSAC” or the “New FF”).

Pursuant to the Merger Agreement, the outstanding FF shares (other than the outstanding FF shares held by FF Top Holding Ltd. (“FF Top”)), the outstanding FF converting debt and certain other outstanding liabilities of FF will be converted into            shares of new Class A common stock of New FF following the Business Combination and, for FF Top,            shares of new Class B common stock of New FF following the Business Combination based on an exchange ratio (the “Exchange Ratio”), the numerator of which is equal to (i)(A) the number of shares of PSAC common stock equal to the quotient of (A) $2,716,000,000 (plus net cash of FF, less debt of FF, plus debt of FF that will be converted into shares of PSAC common stock, plus any additional bridge loan in an amount not to exceed $50,000,000), divided by (B) $10, minus (ii) an additional 25,000,000 shares which may be issuable to FF stockholders as additional consideration upon attaining certain price thresholds (the “Earnout Shares”), and the denominator of which is equal to the sum of (y) the number of outstanding shares of FF, including shares issuable upon exercise of vested FF options and vested FF warrants (in each case assuming cashless exercise) and upon conversion of outstanding convertible notes, and (z) the indicative number of FF shares with respect to the outstanding FF converting debt.

Additionally, each FF option or FF warrant that is outstanding immediately prior to the closing of the Business Combination (and by its terms will not terminate upon the closing of the Business Combination) will remain outstanding and convert into the right to purchase a number of shares of New FF Class A common stock equal to the number of FF ordinary shares subject to such option or warrant multiplied by the Exchange Ratio at an exercise price per share equal to the current exercise price per share for such option or warrant divided by the Exchange Ratio, with the aggregate amount of shares of Class A common stock issuable upon exercise of such options and warrants to be           . Accordingly, this prospectus covers up to an aggregate of            shares of PSAC common stock.

Additionally, FF shareholders will have the contingent right to receive certain Earnout Shares as described herein. See the section entitled “The Business Combination” for further information on the consideration being paid to FF shareholders.

Proposals to approve the Merger Agreement and the other matters discussed in this proxy statement/consent solicitation statement/prospectus will be presented at the Special Meeting of stockholders of PSAC scheduled to be held on           , 2021.

PSAC’s units, common stock and warrants are currently listed on the Nasdaq Capital Market under the symbols PSACU, PSAC and PSACW, respectively. PSAC intends to apply for listing under the name “Faraday Future Intelligent Electric Inc.”, to be effective at the time of the Business Combination, of its shares of common stock and warrants on the Nasdaq Stock Market under the proposed symbols FFIE and FFIEW, respectively. PSAC will not have units traded following consummation of the Business Combination. It is a condition of the consummation of the Business Combination that PSAC’s shares of common stock are approved for listing on the Nasdaq Stock Market, but there can be no assurance such listing condition will be met. If such listing condition is not met, the Transactions will not be consummated unless the listing condition set forth in the Merger Agreement is waived by the parties.

PSAC is an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 and has elected to comply with certain reduced public company reporting requirements.

This proxy statement/consent solicitation statement/prospectus provides you with detailed information about the Transactions and other matters to be considered at the Special Meeting of PSAC’s stockholders. We encourage you to carefully read this entire document. You should also carefully consider the risk factors described in “Risk Factors.” These securities have not been approved or disapproved by the Securities and Exchange Commission or any state securities commission nor has the Securities and Exchange Commission or any state securities commission passed upon the accuracy or adequacy of this proxy statement/consent solicitation statement/prospectus. Any representation to the contrary is a criminal offense.

This proxy statement/consent solicitation statement/prospectus incorporates important business and financial information about PSAC that is not included in or delivered with this proxy statement/consent solicitation statement/prospectus. You can obtain such information by visiting the Securities and Exchange Commission’s website at www.sec.gov or requesting such information in writing or by telephone from PSAC at the following address:

Jordan Vogel
Property Solutions Acquisition Corp.
654 Madison Avenue, Suite 1009
New York, New York 10065
Tel: (646) 502-9845

You will not be charged for any of these documents that you request. Stockholders requesting documents should do so by          , 2021 (five business days prior to the meeting date) in order to receive them before the Special Meeting of PSAC stockholders.

This proxy statement/consent solicitation statement/prospectus is dated           , 2021, and is first being mailed to PSAC security holders on or about           , 2021.

i

SUMMARY OF THE MATERIAL TERMS OF THE TRANSACTIONS

•        The parties to the Business Combination are PSAC, Merger Sub and FF. Pursuant to the Merger Agreement, Merger Sub will merge with and into FF, with FF surviving as a wholly owned subsidiary of PSAC. See the section entitled “The Merger Agreement.”

•        Under the Merger Agreement, the outstanding FF shares (other than the outstanding FF shares held by FF Top), the outstanding FF converting debt and certain other outstanding liabilities of FF will be converted into            shares of new Class A common stock of New FF following the Transactions (defined below) and, for FF Top,            shares of new Class B common stock of New FF following the Transactions based on an exchange ratio (the “Exchange Ratio”), the numerator of which is equal to (i) the number of shares of PSAC common stock equal to the quotient of (A) $2,716,000,000 (plus net cash of FF, less debt of FF, plus debt of FF that will be converted into shares of PSAC common stock, plus any additional bridge loan in an amount not to exceed $50,000,000), divided by (B) $10, minus (ii) an additional 25,000,000 shares which may be issuable to FF stockholders as additional consideration upon certain price thresholds (the “Earnout Shares”), and the denominator of which is equal to the sum of (y) the number of outstanding shares of FF, including shares issuable upon exercise of vested FF options and vested FF warrants (in each case assuming cashless exercise) and upon conversion of outstanding convertible notes, and (z) the indicative number of FF shares with respect to the outstanding FF converting debt. Additionally, each FF option or FF warrant that is outstanding immediately prior to the closing of the Business Combination (and by its terms will not terminate upon the closing of the Business Combination) will remain outstanding and convert into the right to purchase a number of shares of New FF Class A common stock equal to the number of FF ordinary shares subject to such option or warrant multiplied by the Exchange Ratio at an exercise price per share equal to the current exercise price per share for such option or warrant divided by the Exchange Ratio, with the aggregate amount of shares of Class A common stock issuable upon exercise of such options and warrants to be            . FF shareholders will also have the contingent right to receive Earnout Shares in an amount of up to 25,000,000 shares of New FF common stock in two tranches upon the occurrence of certain triggering events. See the section entitled “The Business Combination Proposal — Structure of the Transactions.”

•        Immediately following the closing of the Business Combination, former FF shareholders and converting FF debtholders will hold approximately [66.3]% of the issued and outstanding shares of New FF common stock and current stockholders of PSAC will hold approximately [9.3]% of the issued and outstanding shares of New FF common stock, and the remaining [24.4]% will be held by the investors purchasing PSAC common stock in the Private Placement (defined below), in each case, based on the number of shares of PSAC common stock outstanding as of            , 2021 (assuming no holder of PSAC’s Public Shares (as defined below) exercises redemption rights as described in this proxy statement/consent solicitation statement/prospectus and without regard to any shares issuable upon exercise of options or warrants and any Earnout Shares). See the section entitled “The Business Combination Proposal — Structure of the Transactions.”

•        The Merger Agreement may be terminated at any time, but not later than the closing of the Business Combination, (i) by mutual written consent of PSAC and FF; (ii) by either PSAC or FF if the transactions are not consummated on or before six months after the date of the signing of the Merger Agreement, provided that a breach of the Merger Agreement by the terminating party shall not have been the primary cause of the failure to close by such date; (iii) by either PSAC or FF if consummation of the Business Combination is permanently enjoined or prohibited by the terms of a final, non-appealable order, decree or ruling of a governmental entity or a statue, rule or regulation, provided that a breach of the Merger Agreement the terminating party shall not have been the primary cause thereof; (iv) by either PSAC or FF if the other party has breached any of its representations, warranties or covenants, such that the closing conditions would not be satisfied at the closing of the Business Combination, and has not cured such breach within forty-five (45) days (or any shorter time period that remains prior to the termination date provided in clause (ii) above) of notice from the other party of its intent to terminate, provided that a breach of the Merger Agreement by the terminating party shall not have been the primary cause of the failure to close by such date; (v) by PSAC if FF shareholder approval of the Business Combination has not been obtained by the later of (A) the date that is ten days following the date that this proxy statement/consent solicitation statement/prospectus is disseminated by FF to its stockholders and (B) the date of the Special Meeting; or (vi) by either PSAC or FF if, at the Special Meeting, the Business Combination shall fail to be approved by the required vote described herein (subject to any adjournment or recess of the meeting). See the section entitled “The Merger Agreement — Termination.”

•        In addition to voting on the business combination proposal, PSAC stockholders will vote on separate proposals to approve amendments to PSAC’s current amended and restated certificate of incorporation to: (i) change the name of the public entity from “Property Solutions Acquisition Corp.” to “Faraday Future Intelligent Electric Inc.”; (ii) increase PSAC’s authorized shares from 50,000,000 authorized shares of a single class of common stock and 1,000,000 authorized shares of preferred stock to [750,000,000] authorized shares of Class A common stock, [75,000,000] authorized shares of Class B common stock, and 10,000,000 authorized shares of preferred stock; (iii) amend the voting rights of PSAC stockholders such that each share of Class B common stock will be entitled to ten votes for each such share after such time as New FF has a total equity market capitalization of at least $20 billion for a consecutive period of 20 trading days; and (iv) delete the various provisions in PSAC’s current amended and restated certificate of incorporation applicable only to special purpose acquisition corporations (such as the obligation to dissolve and liquidate if a business combination is not consummated within a certain period of time). See the section entitled “The Charter Proposals.”

•        The stockholders of PSAC will also consider and vote upon a proposal to approve, for purposes of complying with applicable listing rules of Nasdaq, the issuance by PSAC of common stock, par value $0.0001 per share, to certain accredited investors and qualified institutional buyers in the Private Placement, the proceeds of which will be used to finance the Business Combination and related transactions and the costs and expenses incurred in connection therewith with any balance used for working capital purposes. Pursuant to the Subscription Agreements, the Subscription Investors agreed to subscribe for and purchase and PSAC agreed to issue and sell to the Subscription Investors an aggregate of 79,500,000 shares of PSAC common stock for a purchase price of $10.00 per share, or an aggregate of $795 million in gross cash proceeds, in the Private Placement. See the section entitled “The Nasdaq Proposal.”

•        PSAC stockholders will also vote on proposals (x) to approve of the appointment of nine directors who, upon consummation of the Business Combination, will become the directors of New FF, (y) to approve the Faraday Future Intelligent Electric Inc. 2021 Stock Incentive Plan and (z) to approve, if necessary, an adjournment of the Special Meeting. See the sections entitled “The Director Election Proposal,” “The Incentive Plan Proposal” and “The Adjournment Proposal.”

•        Upon completion of the Business Combination, if management’s nominees are elected, the directors of New FF will be Dr. Carsten Breitfeld (FF’s Global Chief Executive Officer), Matthias Aydt (FF’s Senior Vice President of Business Development and Product Definition), Qing Ye (FF’s Vice President of Business Development and FF PAR), Jordan Vogel (PSAC’s current Chairman and Co-Chief Executive Officer), Lee Liu, Brian Krolicki, Christine Harada, and            . See the section entitled “The Director Election Proposal.”

•        Upon completion of the Business Combination, the executive officers of New FF will include Dr. Carsten Breitfeld as Global Chief Executive Officer, Zvi Glasman as Chief Financial Officer and the other persons described under the section entitled “Management of New FF.”

•        Pursuant to the Registration Rights Agreement, certain FF shareholders, the holders of the Private Shares and certain other PSAC stockholders will be granted certain rights to have registered, in certain circumstances, the resale under the Securities Act of their shares of New FF common stock, subject to certain conditions set forth therein. See the section entitled “Certain Agreements Related to the Business Combination — Registration Rights Agreement.”

•        Concurrently with the execution of the Merger Agreement, certain FF shareholders have entered into support agreements with PSAC and FF pursuant to which they have agreed to approve or vote in favor of the Business Combination, subject to the terms and conditions set forth in such support agreements. See the section entitled “Certain Agreements Related to the Business Combination — Shareholder Support Agreements.”

•        PSAC and FF Top are expected to enter into the Shareholder Agreement at the closing of the Transactions pursuant to which (a) PSAC and FF Top will agree on the initial composition of New FF’s board of directors and (b) so long as FF Top’s beneficially owns issued and outstanding shares of New FF common stock representing in excess of 5% voting power, FF Top will have the right to nominate a specified number of directors on New FF’s board of directors based on FF Top’s voting power of the issued and outstanding shares of New FF common stock, a sufficient number of which will be independent such that New FF’s board of directors would be comprised of a majority of independent directors assuming the election of the FF Top designees and the other members of New FF’s board of directors until New FF is a “controlled company” as defined in the rules of the national securities exchange on which the New FF common stock is listed. See the section entitled “Certain Agreements Related to the Business Combination — Shareholder Agreement.”

•        As of             , 2021, the record date, the Sponsor, including PSAC’s directors and officers, beneficially owned and was entitled to vote an aggregate of 6,227,812 Private Shares that were issued prior to or concurrently with PSAC’s initial public offering. Such shares currently constitute approximately 21% of the outstanding shares of PSAC’s common stock. The Sponsor and PSAC’s directors and officers have agreed to vote such Private Shares, as well as any shares of PSAC common stock acquired in the aftermarket, in favor of the business combination proposal. The Sponsor and PSAC’s directors and officers also intend to vote their shares in favor of all other proposals being presented at the meeting. See the section entitled “Special Meeting of PSAC Stockholders — Sponsor.”

FREQUENTLY USED TERMS

As used in this proxy statement/consent solicitation statement/prospectus:

“2021 Plan” means the Faraday Future Intelligent Electric Inc. 2021 Stock Incentive Plan;

“Business Combination” or “business combination” means the Merger and the other transactions contemplated by the Merger Agreement and related agreements;

“Class A common stock” means PSAC’s Class A common stock, par value $0.0001, following the Business Combination;

“Class B common stock” means PSAC’s Class B common stock, par value $0.0001, following the Business Combination;

“Code” means the Internal Revenue Code of 1986, as amended;

“Companies Act” means the Companies Act of the Cayman Islands (2020 Revision);

“Creditors Trust” means Founding Future Creditors Trust;

“DGCL” means the General Corporation Law of the State of Delaware;

“EarlyBird” means EarlyBirdCapital, Inc., a holder of Private Shares;

“Earnout Period” means to the five-year period following the closing of the Business Combination;

“Earnout Shares” means the up to 25,000,000 additional shares of New FF common stock that New FF may issue to FF shareholders during the Earnout Period in accordance with the Merger Agreement;

“Earnout Triggering Event I” means the date on which the volume-weighted average sale price of one share of New FF common stock on the exchange on which the shares of New FF common stock are then listed is greater than $13.50 for any period of twenty trading days out of thirty consecutive trading days within the Earnout Period;

“Earnout Triggering Event II” means the date on which the volume-weighted average sale price of one share of New FF common stock on the exchange on which the shares of New FF common stock are then listed is greater than $15.50 for any period of twenty trading days out of thirty consecutive trading days within the Earnout Period;

“Earnout Triggering Events” are to the Earnout Triggering Event I and the Earnout Triggering Event II;

“Exchange Act” means the Securities Exchange Act of 1934, as amended;

“FASB” means the Financial Accounting Standards Board;

“FF” means FF Intelligent Mobility Global Holdings Ltd., an exempted company with limited liability incorporated under the laws of the Cayman Islands;

“FF converting debt” means all of the issued and outstanding indebtedness of FF or any of its Subsidiaries set forth on the allocation schedule in the Merger Agreement, which indebtedness will be converted into the right to receive shares of New FF common stock pursuant to the terms of the Merger Agreement;

“FF option” means an option to purchase FF shares;

“FF shares” means collectively, FF’s Class A ordinary shares, par value $0.00001 per share, FF’s Class B ordinary shares, par value $0.00001 per share, FF’s Class A-1 preferred shares, par value $0.00001 per share, FF’s Class A-2 preferred shares, par value $0.0000 per share, FF’s Class A-3 preferred shares, par value $0.00001 per share, FF’s Class B preferred shares, par value $0.00001 per share and FF’s redeemable preferred shares, par value $0.00001 per share;

“FF warrant” means a warrant to purchase FF shares;

“FF Top” means FF Top Holding Ltd.;

v

“Founder Shares” means the 5,744,392 shares of common stock of PSAC that were issued to the Sponsor prior to PSAC’s initial public offering;

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended;

“JOBS Act” means the Jumpstart Our Business Startups Act;

“Marcum” means Marcum LLP, an independent registered public accounting firm, serving as PSAC’s auditors;

“Merger” means the merger of Merger Sub with and into FF with FF surviving the merger as a wholly owned subsidiary of PSAC;

“Merger Agreement” means the Agreement and Plan of Merger, dated as of January 27, 2021, by and among PSAC, Merger Sub and FF;

“Merger Sub” means PSAC Merger Sub Ltd., an exempted company with limited liability incorporated under the laws of the Cayman Islands and wholly-owned subsidiary of PSAC;

“New FF” means Property Solutions Acquisition Corp., a Delaware corporation, after the Business Combination, which is expected to be renamed “Faraday Future Intelligent Electric Inc.” upon the consummation of the Business Combination;

“Private Placement” means the private placement of an aggregate of 79,500,000 shares of PSAC common stock with the Subscription Investors pursuant to Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder, for a purchase price of $10.00 per share to PSAC, or an aggregate amount of $795 million in gross cash proceeds, pursuant to the Subscription Agreements;

“Private Shares” means (i) the Founder Shares and (ii) the 594,551 shares of common stock contained in the units purchased by the Sponsor and EarlyBird in connection with PSAC’s initial public offering;

“Private Warrants” means the 594,551 warrants of PSAC contained in the units purchased by the Sponsor and EarlyBird in connection with PSAC’s initial public offering;

“PSAC” means Property Solutions Acquisition Corp., a Delaware corporation;

“PSAC common stock” means (i) immediately following the Transactions, the Class A common stock and Class B common stock (which is also referred to herein as “New FF common stock”) and (ii) prior to the Transactions, the shares of common stock of PSAC, par value $0.0001 per share;

“Public Shares” means the shares of common stock included in the units issued in PSAC’s initial public offering (excluding the Private Shares);

“Public Stockholder” means a holder of Public Shares, including the Sponsor to the extent it holds Public Shares, provided, that the Sponsor will be considered a “Public Stockholder” only with respect to any Public Shares held by it;

“Public Warrants” means the warrants included in the units issued in PSAC’s initial public offering (excluding the Private Warrants);

“Registration Rights Agreement” means that certain registration rights agreement to be entered into in connection with the consummation of the Business Combination among PSAC, the Sponsor, EarlyBird and certain FF shareholders;

“SEC” means the Securities and Exchange Commission;

“Securities Act” means the Securities Act of 1933, as amended;

“Shareholder Agreement” means that certain shareholder agreement to be entered into in connection with the consummation of the Business Combination between PSAC and FF Top;

“Special Meeting” means the special meeting of the stockholders of PSAC that is the subject of this proxy statement/consent solicitation statement/prospectus;

“Sponsor” means Property Solutions Acquisition Sponsor, LLC;

“Subscription Agreements” means, collectively, the subscription agreements, dated January 27, 2021, by and between PSAC and the Subscription Investors;

“Subscription Investors” means the accredited investors or qualified institutional buyers with whom PSAC entered into the Subscription Agreements;

“Supporting FF Shareholders” means FF Top, Season Smart Ltd. and the Creditors Trust;

“Transactions” means the Business Combination and the Private Placement, taken together; and

“U.S. GAAP” means generally accepted accounting principles in the United States.

QUESTIONS AND ANSWERS ABOUT THE PROPOSALS

The questions and answers below highlight only selected information from this proxy statement/consent solicitation statement/prospectus and only briefly address some commonly asked questions about the Special Meeting and the proposals to be presented at the Special Meeting, including with respect to the proposed business combination. The following questions and answers do not include all the information that is important to PSAC stockholders. Stockholders are urged to read carefully this entire proxy statement/consent solicitation statement/prospectus, including the Annexes and the other documents referred to herein, to fully understand the proposed business combination and the voting procedures for the Special Meeting.

Q.     Why am I receiving this proxy statement/consent solicitation statement/prospectus?

A.     PSAC and FF have agreed to a business combination under the terms of the Merger Agreement that is described in this proxy statement/consent solicitation statement/prospectus. A copy of the Merger Agreement is attached to this proxy statement/consent solicitation statement/prospectus as Annex A, and PSAC encourages its stockholders to read it in its entirety. PSAC’s stockholders are being asked to consider and vote upon a proposal to adopt the Merger Agreement, which, among other things, provides for Merger Sub to merge with and into FF, with FF continuing as the surviving company and a wholly-owned subsidiary of PSAC. See the section entitled “The Business Combination Proposal.”

Q.     Are there any other matters being presented to stockholders at the meeting?

A.     In addition to voting on the Business Combination, the stockholders of PSAC will vote on the following:

1.      Separate proposals to approve amendments to PSAC’s current amended and restated certificate of incorporation: (i) change the name of the public entity from “Property Solutions Acquisition Corp.” to “Faraday Future Intelligent Electric Inc.”; (ii) increase PSAC’s authorized shares from 50,000,000 authorized shares of a single class of common stock and 1,000,000 authorized shares of preferred stock to [750,000,000] authorized shares of Class A common stock, [75,000,000] authorized shares of Class B common stock, and 10,000,000 authorized shares of preferred stock; (iii) amend the voting rights of PSAC stockholders such that each share of Class B common stock will be entitled to ten votes for each such share after such time as New FF has an average total equity market capitalization of at least $20 billion for a consecutive period of 20 trading days; and (iv) delete the various provisions in PSAC’s current amended and restated certificate of incorporation applicable only to special purpose acquisition corporations (such as the obligation to dissolve and liquidate if a business combination is not consummated within a certain period of time). See the section entitled “The Charter Proposals.”

2.      To elect nine directors who, upon consummation of the Transactions, will be the directors of New FF. See the section entitled “The Director Election Proposal.”

3.      To approve the 2021 Plan. See the section entitled “The Incentive Plan Proposal.”

4.      To approve the issuance of common stock for purposes of complying with applicable Nasdaq listing rules. See the section entitled “The Nasdaq Proposal.”

5.      To adjourn the meeting to a later date or dates to permit further solicitation and vote of proxies if PSAC would not have been able to consummate the Business Combination. See the section entitled “The Adjournment Proposal.”

PSAC will hold the Special Meeting of its stockholders to consider and vote upon these proposals. This proxy statement/consent solicitation statement/prospectus contains important information about the proposed business combination and the other matters to be acted upon at the Special Meeting. Stockholders should read it carefully.

Consummation of the Transactions is conditioned on approval of each of the business combination proposal, the charter proposals, director election proposal, the Nasdaq proposal and the incentive plan proposal. If any of the proposals is not approved, the other proposals will not be presented to stockholders for a vote.

The vote of stockholders is important. Stockholders are encouraged to vote as soon as possible after carefully reviewing this proxy statement/consent solicitation statement/prospectus.

Q.     What will FF shareholders and holders of FF options, FF warrants or FF converting debt receive in the Business Combination?

A.     If the Business Combination is completed, the outstanding FF shares (other than the outstanding FF shares held by FF Top), the outstanding FF converting debt and certain other outstanding liabilities of FF shall be converted into an aggregate of            shares of new Class A common stock of New FF following the Transactions and, for FF Top,            shares of new Class B common stock of New FF following the Transactions based on the Exchange Ratio, the numerator of which is equal to (i) the number of shares of PSAC common stock equal to the quotient of (A) $2,716,000,000 (plus net cash of FF, less debt of FF, plus debt of FF that will be converted into shares of PSAC common stock, plus any additional bridge loan in an amount not to exceed $50,000,000), divided by (B) $10, minus (ii) an additional 25,000,000 shares which may be issuable to FF stockholders as additional consideration upon certain price thresholds, and the denominator of which is equal to the sum of (y) the number of outstanding shares of FF, including shares issuable upon exercise of vested FF options and vested FF warrants (in each case assuming cashless exercise) and upon conversion of outstanding convertible notes, and (z) the indicative number of FF shares with respect to the outstanding FF converting debt. Additionally, each FF option or FF warrant that is outstanding immediately prior to the closing of the Business Combination (and by its terms will not terminate upon the closing of the Business Combination) will remain outstanding and convert into the right to purchase a number of shares of New FF Class A common stock equal to the number of FF ordinary shares subject to such option or warrant multiplied by the Exchange Ratio at an exercise price per share equal to the current exercise price per share for such option or warrant divided by the Exchange Ratio, with the aggregate amount of shares of Class A common stock issuable upon exercise of such options and warrants to be            . FF shareholders will also have the contingent right to receive up to 25,000,000 shares of New FF common stock in two tranches upon the occurrence of certain triggering events as set forth in the Merger Agreement.

Q.     I am a PSAC warrant holder. Why am I receiving this proxy statement/consent solicitation statement/prospectus?

A.     Upon consummation of the Transactions, the PSAC warrants shall, by their terms, entitle the holders to purchase Class A common stock at a purchase price of $11.50 per share. This proxy statement/consent solicitation statement/prospectus includes important information about PSAC and the business of PSAC and its subsidiaries following consummation of the Transactions. As holders of PSAC warrants will be entitled to purchase shares of Class A common stock upon consummation of the Transactions, you are encouraged to read the information contained in this proxy statement/consent solicitation statement/prospectus carefully.

Q.     Why is PSAC proposing the Business Combination?

A.     PSAC was organized to effect a merger, capital stock exchange, asset acquisition or other similar business combination with one or more businesses or entities.

On July 24, 2020, PSAC completed its initial public offering of units, with each unit consisting of one share of its common stock and one warrant, with each whole warrant entitling the holder thereof to purchase one share of common stock at a price of $11.50, raising total net proceeds held in the Trust account of approximately $229,775,680 (including a partial exercise of the over-allotment option). Since the initial public offering, PSAC’s activity has been limited to the evaluation of business combination candidates.

FF is a California-based global shared intelligent mobility ecosystem company founded in 2014 with a vision to disrupt the automotive industry.

With headquarters in Los Angeles, California, FF designs and engineers next-generation smart electric connected vehicles. FF intends to manufacture vehicles at its production facility in Hanford, California, with additional future production capacity needs addressed through a contract manufacturing partner in South Korea. FF has additional engineering, sales, and operational capabilities in China and plans to develop its manufacturing capability in China through a joint venture.

Since its founding, the company has created major innovations in technology and products, and a user centered business model. These innovations are enabling FF to set new standards in luxury and performance that will enhance quality of life and redefine the future of intelligent mobility.

Based on its due diligence investigations of FF and the industry in which it operates, including the financial and other information provided by FF, PSAC believes that FF has a strong position in its industry, the potential for meaningful scale, a very appealing market opportunity and growth profile, the potential for strong profitability and a compelling valuation. As a result, PSAC believes that a business combination with FF will provide PSAC stockholders with an opportunity to participate in the ownership of a company with significant growth potential. See the section entitled “The Business Combination Proposal — PSAC’s Board of Directors’ Reasons for Approval of the Transactions.”

Q.     What equity stake will current PSAC stockholders and FF stakeholders have in PSAC after the closing of the Business Combination?

A.     Immediately after the closing of the Business Combination, assuming no Public Stockholder exercises its redemption rights, FF stakeholders will own approximately [66.3]% of the shares of New FF common stock to be outstanding immediately after the Business Combination, current PSAC stockholders will own approximately [9.3]% of the shares of New FF common stock, and the remaining [24.4]% will be held by the investors purchasing PSAC common stock in the Private Placement, in each case, based on the number of shares of PSAC common stock outstanding as of            , 2021 (in each case, without regard to (i) any shares of New FF common stock issuable upon exercise of options and warrants and (ii) any Earnout Shares).

Q.     Who will be the directors and officers of PSAC after the closing of the Business Combination?

A.     Immediately following the consummation of the Business Combination, if management’s nominees are elected, the board of directors of New FF will consist of Dr. Carsten Breitfeld (FF’s global chief executive officer), Matthias Aydt (FF’s senior vice president of business development and product definition), Qing Ye (FF’s vice president of business development and FF PAR), Jordan Vogel (PSAC’s current chairman and co-chief executive officer), Lee Liu, Brian Krolicki (a director of FF), Christine Harada, and            . Pursuant to the Shareholder Agreement that will be entered into at the closing of the Business Combination, FF Top will have the right to appoint three directors as of the closing, subject to certain conditions.

Q.     Did the PSAC board of directors obtain a third-party valuation or fairness opinion in determining whether or not to proceed with the Business Combination?

A.     PSAC’s board of directors did not obtain a third-party valuation or fairness opinion in connection with their determination to approve the Business Combination with FF. The officers and directors of PSAC have substantial experience in evaluating the operating and financial merits of companies from a wide range of industries and concluded that their experience and backgrounds, together with the experience and sector expertise of PSAC’s financial advisors, enabled them to make the necessary analyses and determinations regarding the Business Combination with FF. In addition, PSAC’s officers and directors and PSAC’s advisors have substantial experience with mergers and acquisitions. Accordingly, investors will be relying solely on the judgment of PSAC’s board of directors in valuing FF’s business, and assuming the risk that the board of directors may not have properly valued such business.

Q.     Do I have redemption rights?

A.     If you are a holder of Public Shares, you have the right to demand that PSAC convert such shares into a pro rata portion of the cash held in PSAC’s trust account provided that you vote either for or against the business combination proposal. We sometimes refer to these rights to demand conversion of the Public Shares as “redemption rights.”

Notwithstanding the foregoing, a holder of Public Shares, together with any affiliate of his or any other person with whom such holder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from seeking redemption rights with respect to 20% or more of the Public Shares.

Accordingly, all Public Shares in excess of 20% held by a Public Stockholder, together with any affiliate of such holder or any other person with whom such holder is acting in concert or as a “group” will not be converted to cash.

Under PSAC’s amended and restated certificate of incorporation, the Business Combination may only be consummated if PSAC has at least $5,000,001 of net tangible assets after giving effect to all holders of Public Shares that properly demand conversion of their shares into cash. However, FF is not required to consummate the Transactions if there is not at least $450 million of cash available to be released from PSAC’s trust account and/or received by PSAC under the Subscription Agreements after giving effect to payment of amounts that PSAC will be required to pay to converting stockholders upon consummation of the Business Combination.

Q.     How do I exercise my redemption rights?

A.     If you are a holder of Public Shares and wish to exercise your redemption rights, you must demand that PSAC convert your shares into cash no later than the close of the vote on the business combination proposal by delivering your stock to PSAC’s transfer agent physically or electronically using Depository Trust Company’s DWAC (Deposit Withdrawal at Custodian) System prior to the vote at the meeting. Any holder of Public Shares, regardless of if they vote for or against the business combination proposal, will be entitled to demand that such holder’s shares be converted for a pro rata portion of the amount then in the trust account (which, for illustrative purposes, was $            , or approximately $            per share, as of            , 2021, the record date). Such amount, less any owed but unpaid taxes on the funds in the trust account, will be paid promptly upon consummation of the Business Combination. There are currently no owed but unpaid income taxes on the funds in the trust account. However, under Delaware law, the proceeds held in the trust account could be subject to claims which could take priority over those of PSAC’s Public Stockholder exercising redemption rights, regardless of whether such holders vote for or against the business combination proposal. Therefore, the per-share distribution from the trust account in such a situation may be less than originally anticipated due to such claims. Your vote on any proposal other than the business combination proposal will have no impact on the amount you will receive upon exercise of your redemption rights.

Any request for conversion, once made by a holder of Public Shares, may be withdrawn at any time up to the time the vote is taken with respect to the business combination proposal at the Special Meeting. If you deliver your shares for conversion to PSAC’s transfer agent and later decide prior to the Special Meeting not to elect conversion, you may request that PSAC’s transfer agent return the shares (physically or electronically). You may make such request by contacting PSAC’s transfer agent at the address listed at the end of this section.

Any corrected or changed proxy card or written demand of redemption rights must be received by PSAC’s transfer agent prior to the vote taken on the business combination proposal at the Special Meeting. No demand for conversion will be honored unless the holder’s stock has been delivered (either physically or electronically) to the transfer agent prior to the vote at the meeting.

If a holder of Public Shares votes for or against the business combination proposal and demand is properly made as described above, then, if the Business Combination is consummated, PSAC will convert these shares into a pro rata portion of funds deposited in the trust account. If you exercise your redemption rights, then you will be exchanging your shares of PSAC common stock for cash and will not be entitled to shares of common stock of PSAC upon consummation of the Transactions.

If you are a holder of Public Shares and you exercise your redemption rights, it will not result in the loss of any PSAC warrants that you may hold. Your whole warrants will become exercisable to purchase one share of common stock of PSAC for a purchase price of $11.50 upon consummation of the Business Combination.

Q.     Do I have appraisal rights if I object to the proposed business combination?

A.     No. Neither PSAC stockholders nor its unit or warrant holders have appraisal rights in connection with the Business Combination under the DGCL. See the section entitled “Special Meeting of PSAC Stockholders — Appraisal Rights.”

Q.     What happens to the funds deposited in the trust account after consummation of the Business Combination?

A.     Of the net proceeds of PSAC’s initial public offering, a total of $229,775,680, was placed in the trust account immediately following the initial public offering. After consummation of the Business Combination, the funds in the trust account will be used to pay holders of the Public Shares who exercise redemption rights, to pay fees and expenses incurred in connection with the Business Combination and for PSAC’s working capital and general corporate purposes.

Q.     What happens if a substantial number of Public Stockholder vote in favor of the business combination proposal and exercise their redemption rights?

A.     PSAC’s Public Stockholders may vote in favor of the Business Combination and still exercise their redemption rights. Accordingly, the Business Combination may be consummated even though the funds available from the trust account and the number of Public Stockholders is substantially reduced as a result of conversions by Public Stockholders. However, FF is not required to consummate the Transactions if there is not at least $450 million of cash available to be released from PSAC’s trust account and/or received by PSAC under the Subscription Agreements after giving effect to payment of amounts that PSAC will be required to pay to converting stockholders upon consummation of the Transactions. Also, with fewer Public Shares and Public Stockholders, the trading market for PSAC’s shares of common stock may be less liquid than the market for PSAC’s shares of common stock was prior to the Transactions and PSAC may not be able to meet the listing standards of a national securities exchange. In addition, with fewer funds available from the trust account, the capital infusion from the trust account into FF’s business will be reduced and FF may not be able to achieve its plan of reducing its outstanding indebtedness.

Q.     What happens if the Business Combination is not consummated?

A.     If PSAC does not complete the Business Combination with FF for whatever reason, PSAC would search for another target business with which to complete a business combination. If PSAC does not complete the Business Combination with FF, or another business combination, by April 24, 2022, PSAC must redeem 100% of the outstanding Public Shares, at a per-share price, payable in cash, equal to an amount then held in the trust account. The Sponsor has no redemption rights in the event a business combination is not effected in the required time period, and, accordingly, its Private Shares will be worthless. Additionally, in the event of such liquidation, there will be no distribution with respect to the outstanding warrants. Accordingly, the warrants will expire worthless.

Q.     How does the Sponsor of PSAC intend to vote on the proposals?

A.     As of            , 2021, the record date, the Sponsor beneficially owned and was entitled to vote an aggregate of 6,227,812 Private Shares that were issued prior to or concurrently with PSAC’s initial public offering. Such shares currently constitute approximately 21% of the outstanding shares of PSAC’s common stock. The Sponsor and PSAC’s directors and officers have agreed to vote such Private Shares, as well as any shares of PSAC common stock acquired in the aftermarket, in favor of the business combination proposal. The Sponsor and PSAC’s directors and officers also intend to vote their shares in favor of all other proposals being presented at the meeting. In connection with PSAC’s initial public offering, EarlyBird had also agreed to vote its shares in favor of the business combination proposal and currently owns 311,215 shares.

Q.     When do you expect the Business Combination to be completed?

A.     It is currently anticipated that the Business Combination will be consummated promptly following the Special Meeting which is scheduled for            , 2021; however, such meeting could be adjourned or postponed, as described above. For a description of the conditions to the completion of the Business Combination, see the section entitled “The Merger Agreement — Conditions to the Closing of the Business Combination.”

Q.     What do I need to do now?

A.     PSAC urges you to read carefully and consider the information contained in this proxy statement/consent solicitation statement/prospectus, including the annexes, and to consider how the Business Combination will affect you as a stockholder and/or warrant holder of PSAC. Stockholders should then vote as soon as possible in accordance with the instructions provided in this proxy statement/consent solicitation statement/prospectus and on the enclosed proxy card.

Q.     How do I vote?

A.     If you are a holder of record of PSAC common stock on the record date, you may vote in person (virtually) at the Special Meeting or by submitting a proxy for the Special Meeting. You may submit your proxy by completing, signing, dating and returning the enclosed proxy card in the accompanying pre-addressed postage paid envelope. If you hold your shares in “street name,” which means your shares are held of record by a broker, bank or nominee, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted. In this regard, you must provide the broker, bank or nominee with instructions on how to vote your shares or, if you wish to attend the meeting and vote in person, obtain a proxy from your broker, bank or nominee.

Q.     If my shares are held in “street name,” will my broker, bank or nominee automatically vote my shares for me?

A.     No. Your broker, bank or nominee cannot vote your shares unless you provide instructions on how to vote in accordance with the information and procedures provided to you by your broker, bank or nominee.

Q.     May I change my vote after I have mailed my signed proxy card?

A.     Yes. Stockholders may send a later-dated, signed proxy card to PSAC’s transfer agent at the address set forth at the end of this section so that it is received prior to the vote at the Special Meeting or attend the Special Meeting in person (virtually) and vote. Stockholders also may revoke their proxy by sending a notice of revocation to PSAC’s transfer agent, which must be received prior to the vote at the Special Meeting.

Q.     What happens if I fail to take any action with respect to the meeting?

A.     If you fail to take any action with respect to the meeting and the Business Combination is approved by stockholders and consummated, you will remain a stockholder of PSAC and/or your warrants will continue to entitle you to purchase shares of common stock of PSAC.

Q.     What should I do with my stock and/or warrants certificates?

A.     Those stockholders who do not elect to have their PSAC shares converted into the pro rata share of the trust account should not submit their stock certificates now. After the consummation of the Business Combination, PSAC stockholders who do not elect to have their PSAC shares converted into the pro rata share of the trust account will retain their shares of common stock of PSAC. PSAC stockholders who exercise their redemption rights must deliver their stock certificates to PSAC’s transfer agent (either physically or electronically) prior to the vote at the meeting as described above.

Upon consummation of the Transactions, PSAC’s warrants, by their terms, will continue to entitle holders to purchase shares of common stock of PSAC. Therefore, warrant holders need not deliver their warrants to PSAC at that time.

Q.     What should I do if I receive more than one set of voting materials?

A.     Stockholders may receive more than one set of voting materials, including multiple copies of this proxy statement/consent solicitation statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a holder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive in order to cast a vote with respect to all of your PSAC shares.

Q.     Who can help answer my questions?

A.     If you have questions about the Merger or if you need additional copies of the proxy statement/consent solicitation statement/prospectus or the enclosed proxy card you should contact:

Jordan Vogel

Property Solutions Acquisition Corp.

654 Madison Avenue, Suite 1009

New York, New York 10065

Tel: (646) 502-9845

Email: jordan@benchmarkrealestate.com

or:

Morrow Sodali LLC

470 West Avenue

Stamford, Connecticut 06902

Tel: (800) 662-5200 or banks and brokers can call collect at (203) 658 9400

Email: PSAC.info@investor.morrowsodali.com

You may also obtain additional information about PSAC from documents filed with the SEC by following the instructions in the section entitled “Where You Can Find More Information.” If you are a holder of Public Shares and you intend to seek conversion of your shares, you will need to deliver your stock (either physically or electronically) to PSAC’s transfer agent at the address below prior to the vote at the Special Meeting. If you have questions regarding the certification of your position or delivery of your stock, please contact:

Continental Stock Transfer & Trust Company

One State Street Plaza, 30th Floor

New York, New York 10004

Attn: Mark Zimkind

E-mail: mzimkind@continentalstock.com

SUMMARY OF THE PROXY STATEMENT/CONSENT SOLICITATION STATEMENT/PROSPECTUS

This summary highlights selected information from this proxy statement/consent solicitation statement/prospectus and does not contain all of the information that is important to you. To better understand the proposals to be submitted for a vote at the Special Meeting, including the Business Combination, you should read this entire document carefully, including the Merger Agreement attached as Annex A to this proxy statement/consent solicitation statement/prospectus. The Merger Agreement is the legal document that governs the Transactions that will be undertaken in connection with the Business Combination. It is also described in detail in this proxy statement/consent solicitation statement/prospectus in the section entitled “The Merger Agreement.”

The Parties

PSAC

Property Solutions Acquisition Corp. is a blank check company formed in order to effect a merger, capital stock exchange, asset acquisition or other similar business combination with one or more businesses or entities. PSAC was incorporated under the laws of Delaware on February 11, 2020.

On July 24, 2020, PSAC closed its initial public offering of 20,000,000 units, with each unit consisting of one share of its common stock and one warrant, with each whole warrant entitling the holder thereof to purchase one share of its common stock at a purchase price of $11.50 commencing on the later of 30 days after the consummation of a business combination and 12 months from the closing of the initial public offering. The units from the initial public offering were sold at an offering price of $10.00 per unit, generating total gross proceeds of $200,000,000. Simultaneously with the consummation of the initial public offering, PSAC consummated the private sale of 535,000 private units to the Sponsor and EarlyBird at $10.00 per unit for an aggregate purchase price of $5,350,000. A total of $200,000,000, was deposited into the trust account and the remaining proceeds became available to be used as working capital to provide for business, legal and accounting due diligence on prospective business combinations and continuing general and administrative expenses.

On July 29, 2020, PSAC was notified by the underwriters of their intent to partially exercise their over-allotment option on July 31, 2020. As such, on July 31, 2020, PSAC consummated the sale of an additional 2,977,568 units, at $10.00 per unit, and the sale of an additional 59,551 private units, at $10.00 per private unit, generating total gross proceeds of $30,371,190. A total of $29,775,680 of the net proceeds was deposited into the trust account, bringing the aggregate proceeds held in the trust account to $229,775,680. The initial public offering was conducted pursuant to a registration statement on Form S-1 (Reg. No. 333-239622) that became effective on July 21, 2020. As of            , 2021, the record date, there was $            held in the trust account.

PSAC’s units, common stock and warrants are listed on Nasdaq under the symbols PSACU, PSAC and PSACW, respectively. As of January 27, 2021, the date preceding public announcement of the Merger Agreement, the closing price of PSAC common stock was $13.00 per share, the closing price of PSAC’s units was $15.61 and the closing price of PSAC’s public warrants was $2.72.

The mailing address of PSAC’s principal executive office is 654 Madison Avenue, Suite 1009 New York, New York 10065. Its telephone number is (646) 502-9845. After the consummation of the Business Combination, its principal executive office will be that of FF.

Merger Sub

PSAC Merger Sub Ltd. is a wholly-owned subsidiary of PSAC formed solely for the purpose of effectuating the Merger described herein. Merger Sub was incorporated under the laws of the Cayman Islands on January 27, 2021. Merger Sub owns no material assets and does not operate any business.

The mailing address of Merger Sub’s principal executive office is 654 Madison Avenue, Suite 1009 New York, New York 10065. Its telephone number is (646) 502-9845. After the consummation of the Business Combination, it will cease to exist as a stand-alone company and will instead be merged with and into FF.

FF

FF is a California-based global shared intelligent mobility ecosystem company founded in 2014 with a vision to disrupt the automotive industry.

With headquarters in Los Angeles, California, FF designs and engineers next-generation smart electric connected vehicles. FF intends to start manufacturing vehicles at its production facility in Hanford, California, with additional future production capacity needs addressed through a contract manufacturing partner in South Korea. FF has additional engineering, sales, and operational capabilities in China and plans to develop its manufacturing capability in China through a joint venture.

Since its founding, FF has created major innovations in technology and products, and a user centered business model. These innovations are enabling FF to set new standards in luxury and performance that will enhance quality of life and redefine the future of intelligent mobility.

The mailing address of FF’s principal executive office is 18455 S. Figueroa St., Gardena, CA 90248. Its telephone number is (424) 276-7616.

Emerging Growth Company

PSAC is an “emerging growth company,” as defined under the JOBS Act. As an emerging growth company, PSAC is eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. These include, but are not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and the requirement to obtain shareholder approval of any golden parachute payments not previously approved.

In addition, Section 107 of the JOBS Act provides that an emerging growth company can take advantage of an extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. PSAC has elected to take advantage of such extended transition period.

PSAC will remain an emerging growth company until the earliest of (i) the last day of PSAC’s fiscal year following July 24, 2025 (the fifth anniversary of the consummation of its initial public offering), (ii) the last day of the fiscal year in which the market value of its shares of common stock that are held by non-affiliates exceeds $700 million as of June 30 of that fiscal year, (iii) the last day of the fiscal year in which it has total annual gross revenue of $1.07 billion or more during such fiscal year (as indexed for inflation) or (iv) the date on which it has issued more than $1.0 billion in non-convertible debt in the prior three-year period.

The Business Combination Proposal

Structure of the Transactions

Pursuant to the Merger Agreement, Merger Sub will merge with and into FF, with FF surviving the merger. As a result of the Transactions, FF will become a wholly-owned subsidiary of PSAC, with the stockholders of FF becoming stockholders of PSAC.

Under the Merger Agreement, the outstanding FF shares (other than the outstanding FF shares held by FF Top), the outstanding FF converting debt and certain other outstanding liabilities of FF will be converted into            shares of new Class A common stock of New FF following the Transactions and, for FF Top,            shares of new Class B common stock of New FF following the Transactions based on the Exchange Ratio, the numerator of which is equal to (i)(A) the number of shares of PSAC common stock equal to the quotient of (A) $2,716,000,000 (plus net cash of FF, less debt of FF, plus debt of FF that will be converted into shares of PSAC common stock, plus any additional bridge loan in an amount not to exceed $50,000,000), divided by (B) $10, minus (ii) an additional 25,000,000 shares which may be issuable to FF stockholders as additional consideration upon certain price thresholds, and the denominator of which is equal to the sum of (y) the number of outstanding shares of FF, including shares issuable upon exercise of vested FF options and vested FF warrants (in each case assuming cashless exercise) and upon conversion of outstanding convertible notes, and (z) the indicative number of FF shares with respect to the outstanding FF converting debt.

Additionally, each FF option or FF warrant that is outstanding immediately prior to the closing of the Business Combination (and by its terms will not terminate upon the closing of the Business Combination) will remain outstanding and convert into the right to purchase a number of shares of New FF Class A common stock equal to the number of FF ordinary shares subject to such option or warrant multiplied by the Exchange Ratio at an exercise price per share equal to the current exercise price per share for such option or warrant divided by the Exchange Ratio, with the aggregate amount of shares of Class A common stock issuable upon exercise of such options and warrants to be            . Accordingly, this prospectus covers up to an aggregate of            shares of PSAC common stock.

FF shareholders will also have the contingent right to receive up to 25,000,000 additional shares of Class A common stock in the aggregate, referred to herein as the Earnout Shares, in two equal tranches upon the occurrence of each Earnout Triggering Event. Please see the subsection entitled “The Business Combination — Earnout.”

In connection with the Business Combination, each outstanding share of PSAC’s common stock, by its terms, will automatically convert into one share of Class A common stock upon consummation of the Business Combination. Each outstanding warrant of PSAC entitles the holder thereof to purchase shares of Class A common stock beginning on the later of 30 days after the consummation of a business combination and 12 months from the closing of the initial public offering.

Organizational Structure

The chart below shows the organizational structure of FF and its material subsidiaries as of the date hereof. FF expects that the following organizational structure will remain the same following the Business Combination (apart from PSAC owning 100% of FF Intelligent Mobility Global Holdings Ltd.).

Pro Forma Ownership of Former Holders of FF Shares and PSAC Holders

After the closing of the Transactions, former FF shareholders and certain FF converting debtholders will hold approximately [66.3]% of the issued and outstanding shares of common stock of New FF and current stockholders of PSAC will hold approximately [9.3]% of the issued and outstanding shares of New FF, and the remaining [24.4]% will be held by the investors purchasing PSAC common stock in the Private Placement, in each case, based on the number of shares of PSAC common stock outstanding as of            , 2021 (assuming no holder of PSAC’s Public Shares exercises redemption rights as described in this proxy statement/consent solicitation statement/prospectus and without regard to any shares issuable upon exercise of options or warrants and (ii) any Earnout Shares).

After consideration of the factors identified and discussed in the section entitled “The Business Combination Proposal — PSAC’s Board of Directors’ Reasons for Approval of the Transactions,” PSAC’s board of directors concluded that the Transactions met all of the requirements disclosed in the prospectus for its initial public offering, including that such business had a fair market value of at least 80% of the balance of the funds in the trust account at the time of execution of the Merger Agreement (excluding the deferred underwriting commissions and taxes payable on the income earned on the trust account). See the section entitled “The Business Combination Proposal — Structure of the Transactions” for more information.

Additional Matters Being Voted On

The Charter Proposals

In addition to voting on the business combination proposal, the stockholders of PSAC will vote on separate proposals to approve amendments to PSAC’s current amended and restated certificate of incorporation: (i) change the name of the public entity from “Property Solutions Acquisition Corp.” to “Faraday Future Intelligent Electric Inc.”; (ii) increase PSAC’s authorized shares from 50,000,000 authorized shares of a single class of common stock and 1,000,000 authorized shares of preferred stock to [750,000,000] authorized shares of Class A common stock, [75,000,000] authorized shares of Class B common stock, and 10,000,000 authorized shares of preferred stock; (iii) amend the voting rights of shareholders such that each share of Class B common stock will be entitled to ten votes for each such share after such time as New FF has an average total equity market capitalization of at least $20 billion for a consecutive period of 20 trading days; and (iv) delete the various provisions applicable only to special purpose acquisition corporations (such as the obligation to dissolve and liquidate if a business combination is not consummated within a certain period of time). See the section entitled “The Charter Proposals.”

The Director Election Proposal

The stockholders of PSAC will also vote to elect nine directors who, upon consummation of the Transactions, will be the directors of New FF. If management’s nominees are elected, such directors will serve until the general meeting to be held in 2022 and, in each case, until their successors are elected and qualified or their earlier resignation or removal. See the section entitled “The Director Election Proposal.”

The Incentive Plan Proposal

The proposed 2021 Plan will reserve up to            shares of common stock of PSAC for issuance in accordance with the plan’s terms, subject to certain adjustments. The purpose of the plan is to provide PSAC’s and its subsidiaries’ officers, directors, employees and consultants who, by their position, ability and diligence are able to make important contributions to PSAC’s growth and profitability, with an incentive to assist PSAC in achieving its long-term corporate objectives, to attract and retain executive officers and other employees of outstanding competence and to provide such persons with an opportunity to acquire an equity interest in PSAC. The plan is attached as Annex C to this proxy statement/consent solicitation statement/prospectus. You are encouraged to read the plan in its entirety. See the section entitled “The Incentive Plan Proposal.”

The Nasdaq Issuance Proposal

The stockholders will consider and vote upon a proposal to approve, for purposes of complying with applicable listing rules of Nasdaq, the issuance by PSAC of common stock, par value $0.0001 per share, to certain accredited investors and qualified institutional buyers in a private placement, the proceeds of which will be used to finance the Business Combination and related transactions and the costs and expenses incurred in connection therewith with any balance used for working capital purposes. See the section entitled “The Nasdaq Proposal.”

The Adjournment Proposal

If PSAC does not have sufficient proxies to approve one or more of the foregoing proposals, PSAC’s board of directors may submit a proposal to adjourn the Special Meeting to a later date or dates, if necessary to permit further solicitation and vote of proxies. See the section entitled “The Adjournment Proposal.”

Sponsor

As of            , 2021, the record date, the Sponsor beneficially owned and was entitled to vote an aggregate of 6,227,812 Private Shares that were issued prior to or concurrently with PSAC’s initial public offering. Such shares currently constitute approximately 21% of the outstanding shares of PSAC’s common stock. The Sponsor and PSAC’s directors and officers have agreed to vote such Private Shares, as well as any shares of PSAC common stock acquired in the aftermarket, in favor of the business combination proposal. The Sponsor and PSAC’s directors and officers also intend to vote their shares in favor of all other proposals being presented at the meeting. The Private Shares held by the Sponsor have no right to participate in any redemption distribution and will be worthless if no business combination is effected by PSAC.

In connection with the initial public offering, the Sponsor entered into an escrow agreement pursuant to which the Founder Shares are held in escrow and may not be transferred (subject to limited exceptions) until one year after the consummation of an initial business combination or earlier if, subsequent to the consummation of an initial business combination, (i) the last sales price of PSAC’s common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations) for any 20 trading days within any 30 trading day period commencing at least 150 days after the initial business combination or (ii) PSAC (or any successor entity) consummates a subsequent liquidation, merger, stock exchange or other similar transaction which results in all of the company’s stockholders having the right to exchange their shares of common stock for cash, securities or other property. The Private Shares held by the Sponsor as a result of its purchase of private units are not transferable by the Sponsor until the closing of an initial business combination.

Date, Time and Place of Special Meeting of PSAC’s Stockholders

The Special Meeting of stockholders of PSAC will be held at 11:00:00 a.m., Eastern time, on            , 2021, in a virtual format, to consider and vote upon the business combination proposal, the charter proposals, the incentive plan proposal, the director election proposal, the Nasdaq proposal and/or if necessary, the adjournment proposal to permit further solicitation and vote of proxies if PSAC does not have sufficient proxies to approve the foregoing proposals. PSAC stockholders may attend, vote and examine the list of PSAC stockholders entitled to vote at the Special Meeting by visiting https://www.cstproxy.com/propertysolutionsacquisition/sm2021 and entering the control number found on their proxy card, voting instruction form or notice they previously received. In light of public health concerns regarding the novel coronavirus (COVID-19), the Special Meeting will be held in a virtual meeting format only. You will not be able to attend the Special Meeting physically.

Voting Power; Record Date

Stockholders will be entitled to vote or direct votes to be cast at the Special Meeting if they owned shares of PSAC common stock at the close of business on            , 2021, which is the record date for the Special Meeting. Stockholders will have one vote for each share of PSAC common stock owned at the close of business on the record date. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted. PSAC warrants do not have voting rights. On the record date, there were            shares of PSAC common stock outstanding, of which were Public Shares,            shares held by EarlyBird, and the rest being held by the Sponsor.

Quorum and Vote of PSAC Stockholders

A quorum of PSAC stockholders is necessary to hold a valid meeting. A quorum will be present at the Special Meeting if a majority of the outstanding shares entitled to vote at the meeting are represented in person (which would include presence at a virtual meeting) or by proxy. Abstentions and broker non-votes will count as present for the purposes of establishing a quorum. The Sponsor holds 21% of the outstanding shares of PSAC common stock. Such shares, as well as any shares of common stock acquired in the aftermarket by the Sponsor, will be voted in favor of the proposals presented at the Special Meeting. In connection with PSAC’s initial public offering, EarlyBird had also agreed to vote its shares in favor of the business combination proposal and currently owns 250,000 shares. The proposals presented at the Special Meeting will require the following votes:

•        The approval of the business combination proposal will require the affirmative vote of the holders of a majority of the outstanding shares of common stock on the record date. There are currently 29,516,511 shares of PSAC common stock outstanding so at least 14,758,256 shares must be voted in favor to pass the proposal. The Sponsor owns an aggregate of 6,227,812 shares of PSAC common stock and have agreed to vote in favor of the proposal so only 8,530,444 Public Shares are required to be voted in favor of the proposal for it to be approved.

•        The approval of each of the charter proposals will require the affirmative vote of the holders of a majority of the outstanding shares of PSAC common stock on the record date.

•        The election of directors requires a plurality vote of the shares of common stock present in person (including virtually) or represented by proxy and entitled to vote at the Special Meeting. “Plurality” means that the individuals who receive the largest number of votes cast “FOR” are elected as directors. Consequently, any shares not voted “FOR” a particular nominee (whether as a result of an abstention, a direction to withhold authority or a broker non-vote) will not be counted in the nominee’s favor.

•        The approval of the incentive plan proposal will require the affirmative vote of the holders of a majority of the then outstanding shares of common stock present and entitled to vote at the meeting.

•        The approval of the Nasdaq proposal will require the affirmative vote of the holders of a majority of the then outstanding shares of common stock present and entitled to vote at the meeting.

•        The approval of the adjournment proposal will require the affirmative vote of the holders of a majority of the then outstanding shares of common stock present and entitled to vote at the meeting.

Abstentions and broker non-votes will have the same effect as a vote “against” the business combination proposal and the charter proposals. With respect to the incentive plan proposal and adjournment proposal, if presented, abstentions will have the same effect as a vote “against” such proposals while broker non-votes will have no effect on such proposals. With respect to the director election proposal, abstentions and broker non-votes will have no effect on such proposal. Please note that holders of the Public Shares cannot seek conversion of their shares into cash unless they affirmatively vote for or against the business combination proposal.

Consummation of the Transactions is conditioned on approval of each of the business combination proposal, the charter proposals and director election proposal. If any proposal is not approved, the other proposals will not be presented to the stockholders for a vote.

Redemption Rights

Pursuant to PSAC’s amended and restated certificate of incorporation, a holder of Public Shares may demand that PSAC convert such shares into cash if the Business Combination is consummated. Holders of Public Shares will be entitled to receive cash for these shares only if they demand that PSAC convert their shares into cash no later than the close of the vote on the business combination proposal by delivering their stock to PSAC’s transfer agent prior to the vote at the meeting. If the Business Combination is not completed, these shares will not be converted into cash. If a holder of Public Shares properly demands conversion and votes for or against the business combination proposal, PSAC will convert each Public Share into a pro rata portion of the trust account, calculated as of two business days prior to the anticipated consummation of the Business Combination. As of            , 2021, the record date, this would amount to approximately $            per share. If a holder of Public Shares exercises its redemption rights, then it will be exchanging its shares of PSAC common stock for cash and will no longer own the shares. See the section entitled “Special Meeting of PSAC Stockholders — Redemption Rights” for a detailed description of the procedures to be followed if you wish to convert your shares into cash.

Notwithstanding the foregoing, a holder of Public Shares, together with any affiliate of his or any other person with whom he is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from seeking redemption rights with respect to 20% or more of the Public Shares. Accordingly, all Public Shares in excess of 20% held by a Public Stockholder will not be converted to cash.

The Business Combination will not be consummated if PSAC has net tangible assets of less than $5,000,001 after taking into account holders of Public Shares that have properly demanded conversion of their shares into cash. Further, the Merger Agreement provides that FF is not required to consummate the Transactions if immediately prior to the consummation of the Transactions, PSAC does not have at least $450 million of cash available to be released from the trust account and/or received by PSAC under the Subscription Agreements after giving effect to payment of amounts that PSAC will be required to pay to converting stockholders upon consummation of the Transactions. If FF does not waive its termination right and PSAC has less than the required amount in trust and/or from the Subscription Agreements, the Transactions will not be consummated.

Holders of PSAC warrants will not have redemption rights with respect to such securities.

Appraisal Rights

PSAC stockholders and PSAC warrant holders do not have appraisal rights in connection with the Transactions under the DGCL.

Proxy Solicitation

Proxies may be solicited by mail, telephone or in person. PSAC has engaged Morrow Sodali LLC to assist in the solicitation of proxies. If a stockholder grants a proxy, it may still vote its shares at the Special Meeting if it revokes its proxy before the Special Meeting. A stockholder may also change its vote by submitting a later-dated proxy as described in the section entitled “Special Meeting of PSAC Stockholders — Revoking Your Proxy.”

Interests of PSAC’s Directors and Officers in the Business Combination

When you consider the recommendation of PSAC’s board of directors in favor of approval of the business combination proposal, you should keep in mind that PSAC’s Sponsor and its directors and executive officers have interests in such proposal that are different from, or in addition to, your interests as a stockholder or warrant holder. These interests include, among other things:

•        If the Business Combination with FF, or another business combination, is not consummated by April 24, 2022, PSAC will cease all operations except for the purpose of winding up, redeeming 100% of the outstanding Public Shares for cash and, subject to the approval of its remaining stockholders and its board of directors, dissolving and liquidating. In such event, the 6,227,812 Private Shares held by PSAC’s Sponsor would be worthless because the holders are not entitled to participate in any conversion or distribution with respect to such shares. Such shares had an aggregate market value of $            based upon the closing price of $            per share on Nasdaq on            , 2021, the record date.

•        The Shareholder Agreement contemplated by the Merger Agreement provides that Jordan Vogel will be a director of New FF after the closing of the Business Combination (assuming he is elected at the Special Meeting as described in this proxy statement/consent solicitation statement/prospectus). As such, in the future, he will receive any cash fees, stock options or stock awards that New FF’s board of directors determines to pay to its non-executive directors.

•        PSAC’s Sponsor holds an aggregate of 594,551 Private Warrants, which were purchased as part of the private units. Such warrants had an aggregate market value of $            based upon the closing price of $            per warrant on Nasdaq on            , 2021, the record date. The Private Warrants will become worthless if PSAC does not consummate a business combination by April 24, 2022.

•        If PSAC is unable to complete a business combination within the required time period, its executive officers will be personally liable under certain circumstances described herein to ensure that the proceeds in the trust account are not reduced by the claims of target businesses or claims of vendors or other entities that are owed money by PSAC for services rendered or contracted for or products sold to PSAC. If PSAC consummates a business combination, on the other hand, PSAC will be liable for all such claims.

•        PSAC’s Sponsor, including its officers and directors, and their affiliates are entitled to reimbursement of out-of-pocket expenses incurred by them in connection with certain activities on PSAC’s behalf, such as identifying and investigating possible business targets and business combinations. However, if PSAC fails to consummate a business combination within the required period, they will not have any claim against the trust account for reimbursement. Accordingly, PSAC may not be able to reimburse these expenses if the Business Combination with FF, or another business combination, is not completed by April 24, 2022. As of            , 2021, the record date, PSAC’s Sponsor and its affiliates had not incurred any unpaid reimbursable expenses. They may incur such expenses in the future, although they are not expected to exceed $20,000 in the aggregate.

•        The continued indemnification of current directors and officers and the continuation of directors and officers liability insurance.

•        If PSAC is required to be liquidated and there are no funds remaining to pay the costs associated with the implementation and completion of such liquidation, PSAC’s executive officers have agreed to advance PSAC the funds necessary to pay such costs and complete such liquidation (currently anticipated to be no more than approximately $15,000) and not to seek repayment for such expenses.

At any time prior to the Special Meeting, during a period when they are not then aware of any material nonpublic information regarding PSAC or its securities, the Sponsor, FF or FF’s shareholders and/or their respective affiliates may purchase shares from institutional and other investors who vote, or indicate an intention to vote, against the business combination proposal, or execute agreements to purchase shares from such investors in the future, or they may enter into transactions with such investors and others to provide them with incentives to acquire shares of PSAC’s common stock or vote their shares in favor of the business combination proposal. The purpose of such share purchases and other transactions would be to increase the likelihood of satisfaction of the requirements that the holders of a majority of the shares entitled to vote at the Special Meeting to approve the business combination proposal vote in its favor and that PSAC has sufficient proxies to approve the proposals set forth herein, where it appears that such requirements would otherwise not be met. While the exact nature of any such incentives has not been determined as of the date of this proxy statement/consent solicitation statement/prospectus, they might include, without limitation, arrangements to protect such investors or holders against potential loss in value of their shares, including the granting of put options and the transfer to such investors or holders of shares or warrants owned by the Sponsor for nominal value.

Entering into any such arrangements may have a depressive effect on PSAC’s common stock. For example, as a result of these arrangements, an investor or holder may have the ability to effectively purchase shares at a price lower than market value and may therefore be more likely to sell shares, either prior to or immediately after the Special Meeting.

If such transactions are effected, the consequence could be to cause the Business Combination to be approved in circumstances where such approval could not otherwise be obtained. Purchases of shares by the persons described above would allow them to exert more influence over the approval of the business combination proposal and other proposals to be presented at the Special Meeting and would likely increase the chances that such proposals would be approved. Moreover, any such purchases may make it more likely that PSAC will have in excess of the required amount of cash available to consummate the Business Combination as described above.

As of the date of this proxy statement/consent solicitation statement/prospectus, no agreements dealing with the above have been entered into. PSAC will file a Current Report on Form 8-K to disclose any arrangements entered into or significant purchases made by any of the aforementioned persons that would affect the vote on the business combination proposal or the satisfaction of any closing conditions. Any such report will include descriptions of any arrangements entered into or significant purchases by any of the aforementioned persons.

Recommendation to Stockholders

PSAC’s board of directors believes that the business combination proposal and the other proposals to be presented at the Special Meeting are fair to and in the best interest of PSAC’s stockholders and unanimously recommends that its stockholders vote “FOR” the business combination proposal, “FOR” each of the charter proposals, “FOR” the director election proposal, “FOR” the incentive plan proposal, “FOR” the Nasdaq proposal and “FOR” the adjournment proposal, if presented.

Conditions to the Closing of the Business Combination

General Conditions

Consummation of the Business Combination is conditioned upon, among other things: (i) all required filings under the HSR Act having been completed and any applicable waiting period shall have expired or been terminated; (ii) no order, judgment, injunction, decree, writ, stipulation, determination or award, in each case, entered by or with any governmental authority or statute, rule or regulation that is in effect and prohibits or enjoins the consummation of the Business Combination; (iii) PSAC having at least $5,000,001 of net tangible assets remaining prior to the Business Combination after taking into account requests from the holders of Public Shares that properly demanded that PSAC redeem their Public Shares for their pro rata share of the trust account; (iv) the Registration Statement on Form S-4 of which this proxy statement/consent solicitation statement/prospectus forms a part having become effective in accordance with the provisions of the Securities Act, and no stop order having been issued by the SEC which remains in effect with respect to the Form S-4, and no proceeding seeking such a stop order having been threatened in writing or initiated by the SEC which remains pending; (v) approval of the business combination proposal, the PSAC charter proposals, the Nasdaq proposal, the director election proposal and the incentive plan proposal (and each such proposal is cross-conditioned on the approval of all proposals), (vi) approval of the Merger Agreement and the Business Combination by FF shareholders and (vii) the PSAC common stock to be issued pursuant to the Merger Agreement and underlying the exchanged FF options and FF warrants having been approved for listing on Nasdaq. For more information, please see the section entitled “The Business Combination Proposal — The Merger Agreement — Conditions to the Closing of the Business Combination.”

FF’s Conditions to the Closing of the Business Combination

The obligations of FF to consummate the Business Combination are also conditioned upon, among other things: (i) the accuracy of the representations and warranties of PSAC and Merger Sub (subject to certain bring-down standards); (ii) performance of the covenants of PSAC and Merger Sub to be performed as of or prior to the closing in all material respects; (iii) PSAC filing an amended and restated certificate of incorporation with the Secretary of State of the State of Delaware and adopting amended and restated bylaws, each in substantially the form as attached to the Merger Agreement; (iv) PSAC executing the Registration Rights Agreement; (v) PSAC executing the Shareholder Agreement; (vi) the amount of cash available to PSAC not being less than $450 million after giving effect to payment of amounts that PSAC will be required to pay to redeeming stockholders upon consummation of the Business Combination; and (vii) the delivery by PSAC of a lock-up agreement substantially in the form attached to the Merger Agreement, executed by the Sponsor. For more information, please see the section entitled “The Business Combination Proposal — The Merger Agreement — Conditions to the Closing of the Business Combination.”

PSAC’s and Merger Sub’s Conditions to the Closing of the Business Combination

The obligations of PSAC and Merger Sub to consummate the Transactions are also conditioned upon, among other things, the accuracy of the representations and warranties of FF (subject to customary bring-down standards). The obligation of PSAC to consummate the Business Combination is also conditioned upon, among other things: (i) FF performing in all material respects each of the covenants to be performed by it as of or prior to the closing of the Business Combination; (ii) certain FF directors execution and delivery to PSAC letters of resignation resigning from their positions as directors of FF; and (iii) the delivery by FF of lock-up agreements substantially in the form attached to the Merger Agreement, executed by certain FF shareholders. For more information, please see the section entitled “The Merger Agreement — Conditions to the Closing of the Business Combination.”

Termination

The Merger Agreement may be terminated at any time, but not later than the closing of the Business Combination, (i) by mutual written consent of PSAC and FF; (ii) by either PSAC or FF if the transactions are not consummated on or before six months after the date of the Merger Agreement, provided that a breach of the Merger Agreement by the terminating party shall not have been the primary cause of the failure to close by such date; (iii) by either PSAC or FF if a governmental entity shall have issued an order, decree or ruling or taken any other action, in any case having the effect of permanently restraining, enjoining or otherwise prohibiting the merger, which order, decree, judgment, ruling or other action is final and non-appealable, provided that a breach of the Merger Agreement the terminating party shall not have been the primary cause thereof; (iv) by either PSAC or FF if the other party has breached any of its covenants or representations and warranties such that the closing conditions would not be satisfied at the closing of the Business Combination and has not cured its breach within forty-five (45) days (or any shorter time period that remains prior to the termination date provided in clause (ii) above) of the notice of an intent to terminate, provided that a breach of the Merger Agreement by the terminating party shall not have been the primary cause of the failure to close by such date; (v) by PSAC if FF shareholder approval of the Business Combination has not been obtained by the later of (a) ten days following the date that this proxy statement/consent solicitation statement/prospectus is disseminated by FF to its stockholders and (b) the date of the Special Meeting; or (vi) by either PSAC or FF if, at the PSAC stockholder meeting, the Business Combination shall fail to be approved by the required vote described herein (subject to any adjournment or recess of the meeting).

Shareholder Support Agreements

Concurrently with the execution of the Merger Agreement, the Supporting FF Shareholders, who are the three largest shareholders of FF, have entered into support agreements with PSAC and FF pursuant to which each Supporting FF Shareholder has agreed, among other things, to approve or vote in favor of the Business Combination, against any action or proposal involving PSAC or any of its subsidiaries that is intended to, or would reasonably be expected to, prevent, impede or adversely affect the Transactions in any material respect, and promptly execute the definitive documents, agreements and filings (including with applicable governmental authorities) related to the Business Combination reasonably required to be executed by such Supporting FF Shareholder in furtherance of the Business Combination subject to the terms and conditions set forth therein. Under the support agreement, each Supporting FF Shareholder has also agreed that, with limited exceptions, prior to the termination of the applicable support agreement, such Supporting FF Shareholder will not transfer or otherwise enter into any agreement or understanding with respect to a transfer relating to any Claims (as defined in the applicable support agreement) owned by such Supporting FF Shareholder. The support agreements will terminate automatically without any further required actions or notice upon the earliest to occur: (a) the closing of the Transactions, and (b) the date of termination of the Merger Agreement in accordance with its terms. The support agreements may also be terminated by the mutual written consent of the parties to the applicable support agreement. Founding Future Creditors Trust (the “Creditors Trust”) also has the right to terminate its support agreement if it reasonably believes failure to terminate the support agreement would result in a breach of its fiduciary duties under applicable law. FF Top has also agreed to exercise its drag-along rights pursuant to the articles of association of FF, as amended, and any other contract under which FF Top may have similar drag-along rights to cause FF’s other shareholders’ to vote in favor of (and not oppose) the Business Combination, in each case to the extent permitted by the applicable drag-along rights. Collectively, as of            2021, the Supporting FF Shareholders held approximately [99.94]% of the outstanding voting power of FF. The Supporting FF Shareholders therefore hold a sufficient number of FF shares to approve the FF merger proposal without the vote of any other FF shareholder.

Tax Consequences of the Business Combination

For a description of the material U.S. federal income tax consequences of the Business Combination to holders of FF’s shares, please see the information set forth in the section entitled “Material U.S. Federal Income Tax Considerations — Material Tax Considerations of the Business Combination to U.S. Holders of FF Capital Stock.”

For a description of the material U.S. federal income tax consequences of the exercise of redemption rights, please see the information set forth in the section entitled “Material U.S. Federal Income Tax Considerations — Material Tax Considerations Related to a Redemption of Public Shares.”

Anticipated Accounting Treatment

The Business Combination will be accounted for as a reverse recapitalization in accordance with GAAP. Under this method of accounting, PSAC has been treated as the “acquired” company for financial reporting purposes. FF was determined to be the accounting acquirer primarily because FF stakeholders will collectively own a majority of the outstanding shares of the combined company as of the closing of the merger, they have nominated seven of the nine members of the board of directors as of the closing of the merger, and FF’s management will continue to manage the combined company. Additionally, FF’s business will comprise the ongoing operations of the combined company immediately following the consummation of the Business Combination. Accordingly, for accounting purposes, the financial statements of the combined entity will represent a continuation of the financial statements of FF with the acquisition being treated as the equivalent of FF issuing stock for the net assets of PSAC, accompanied by a recapitalization. The net assets of PSAC will be stated at historical cost, with no goodwill or other intangible assets recorded.

Regulatory Matters

The Business Combination is not subject to any additional federal or state regulatory requirement or approval, except for the filings with the State of Delaware necessary to effectuate the Business Combination and the filing of required notifications and the expiration or termination of the required waiting periods under the HSR Act. PSAC and FF will make the appropriate filings pursuant to the HSR Act with the DOJ and FTC and request early termination of the waiting period under the HSR Act.

Risk Factor Summary

In evaluating the proposals to be presented at the Special Meeting, a stockholder should carefully read this proxy statement/consent solicitation statement/prospectus and especially consider the factors discussed in the section entitled “Risk Factors.” These risks include:

Risks Related to FF’s Business and Industry

•        FF has a limited operating history and faces significant barriers to growth in the electric vehicle industry.

•        FF has incurred losses in the operation of its business and anticipates that it will continue to incur losses in the future. It may never achieve or sustain profitability.

•        FF expects its operating expenses to increase significantly in the future, which may impede its ability to achieve profitability.

•        FF’s operating results forecast relies in large part upon assumptions and analyses developed by its management. If these assumptions and analyses prove to be incorrect, its actual operating results could suffer.

•        FF may be unable to meet its future capital requirements, including capital required for initial investments to reach initial production and revenue, which could jeopardize its ability to continue its business operations.

•        FF has historically incurred substantial indebtedness and may incur substantial additional indebtedness in the future, and it may not be able to refinance borrowings on terms that are acceptable to FF, or at all.

•        FF’s vehicles are in development and its first vehicle may not be available for sale within twelve months after closing of the Business Combination, if at all.

•        FF’s recurring losses from operations and financial condition raise substantial doubt about FF’s ability to continue as a going concern.

•        For the audit of the year ending December 31, 2019, FF’s independent registered public accounting firm included a note relating to FF’s ability to continue as a going concern in its report on FF’s audited financial statements included in this proxy statement/consent solicitation statement/prospectus.

•        FF will depend on revenue generated from a single model of vehicles in the foreseeable future.

•        The market for FF’s vehicles, including its Smart Last Mile Delivery vehicles, is nascent and not established.

•        FF is dependent on its suppliers, the majority of which are single-source suppliers. The inability of these suppliers to deliver necessary components for FF’s products according to the schedule and at prices, quality levels and volumes acceptable to FF, or FF’s inability to efficiently manage these suppliers, could have a material adverse effect on its business, prospects, financial condition and operating results.

•        FF needs to develop complex software and technology systems in coordination with vendors and suppliers to reach production for its electric vehicle, and there can be no assurance such systems will be successfully developed.

•        FF identified material weaknesses in its internal control over financial reporting. If FF is unable to remediate these material weaknesses, or if it identifies additional material weaknesses in the future or otherwise fails to maintain effective internal control over financial reporting, it may not be able to accurately or timely report its financial condition or results of operations, which may adversely affect FF’s business and share price.

•        FF has yet to obtain licenses and other rights in certain technologies, software, and content needed for its vehicles and FF may face technical difficulties and attendant delays in integrating such technologies in its vehicles. Licensing third party technology carries risks that are difficult to control. Accordingly, FF may need to modify aspects of planned vehicle designs and alter features.

•        FF’s decision to manufacture its own vehicles in its leased Hanford, California facility significantly increases its anticipated capital expenditures and does not guarantee FF will not incur significant delays in the production of the vehicles.

•        Production and manufacturing of some of FF’s vehicles may be outsourced to a third-party contract manufacturer in South Korea and potentially, through a joint venture in China. If such contract manufacturer or joint venture fails to produce and deliver vehicles in a timely manner for any reason, FF’s business, prospects, financial condition and results of operation could be materially harmed.

•        FF’s go-to-market and sales strategy, including its self-owned and dealer-owned stores as well as FF’s online web platform, will require substantial investment and commitment of resources and are subject to numerous risks and uncertainties.

•        FF has elected to protect some of its technologies as trade secrets rather than as patents, however, this approach has certain risks and disadvantages.

•        FF’s founder, Mr. Yueting Jia (YT Jia), is closely associated with the image and brand of FF. Circumstances affecting YT Jia’s reputation, and investor and public perception of his role and influence in FF, may shape FF’s brand and ability to do business. Additionally, YT Jia may continue to be subject to certain restrictions in China if not all creditors participating in YT Jia’s restructuring plan comply with the requirement to request removal of YT Jia from such restrictions.

•        Substantial aspects of FF’s business and operation may be based in China, which will be subject to economic, operational and legal risks specific to China.

•        Following the consummation of the Business Combination, our only significant asset will be ownership of 100% of FF’s capital shares, and we do not currently intend to pay dividends on our Class A common stock and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of our Class A common stock.

•        The Sponsor and PSAC’s officers and directors own shares of common stock and warrants that will be worthless and have made loans and incurred reimbursable expenses that may not be reimbursed or repaid if the Business Combination is not approved. Such interests may have influenced their decision to approve the Business Combination with FF.

•        The exercise of PSAC’s directors’ and officers’ discretion in agreeing to changes or waivers in the terms of the Business Combination may result in a conflict of interest when determining whether such changes to the terms of the Business Combination or waivers of conditions are appropriate and in PSAC’s stockholders’ best interest.

SELECTED HISTORICAL FINANCIAL INFORMATION OF FF

The following table presents summary consolidated financial and other financial data for FF. The summary consolidated statement of operations data and consolidated statement of cash flows data presented below for the years ended December 31, 2020 and 2019 and the summary consolidated balance sheet data presented below as of December 31, 2020 and 2019 has been derived from FF’s audited consolidated financial statements included elsewhere in this proxy statement/consent solicitation statement/prospectus. FF’s historical results are not necessarily indicative of the results to be expected in the future. You should read this summary consolidated financial data in conjunction with the section of this proxy statement/consent solicitation statement/prospectus titled “FF’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and FF’s consolidated financial statements and related notes included elsewhere in this proxy statement/consent solicitation statement/prospectus.

	Year Ended December 31, 2020	Year Ended December 31, 2019
	(in thousands, except share and per share data)	(in thousands, except share and per share data)
Consolidated Statements of Operations Data
Operating expenses
Research and development(1)	$	$28,278
Sales and marketing(1)		5,297
General and administrative(1)		71,167
Loss on disposal of asset held for sale		12,138
Gain on cancellation of land use rights		(11,467)
Loss on disposal of property and equipment		4,843
Total operating expenses		110,256

Loss from operations		(110,256)
Gain on expiration of put option		43,239
Change in fair value measurement of related party notes payable and notes payable		(15,183)
Related party interest expense		(34,074)
Interest expense		(25,918)
Loss before income taxes		(142,192)
Income tax provision		(3)
Net loss		(142,195)
Less: net loss attributable to noncontrolling interest		(7,605)
Net loss attributable to FF Intelligent Mobility Global Holdings Ltd.	$	$(134,590)

Per share information attributable to FF Intelligent Mobility Global Holdings Ltd.
Net loss per ordinary share basic and diluted(2)	$	$(3.31)
Weighted average ordinary shares outstanding basic and diluted		40,706,633

____________

(1)      Includes stock-based compensation expense related to stock options granted to employee and non-employee consultants as follows:

	Year Ended December 31, 2020	Year Ended December 31, 2019

	(in thousands)	(in thousands)
Research and development	$	$818
Sales and marketing		311
General and administrative		3,481
	$	$4,610

(2)      See Note 3 to FF’s audited consolidated financial statements, included elsewhere in this proxy statement/consent solicitation statement/prospectus, for an explanation of the calculation of basic and diluted net loss per ordinary share attributable to ordinary stockholders.

	As of December 31, 2020	As of December 31, 2019
	(in thousands)	(in thousands)
Consolidated Balance Sheet Data:
Cash	$	$2,221
Working capital(1)		(688,229)
Total assets		315,217
Capital leases, less current portion		41,162
Total liabilities		754,879
Convertible preferred stock		1,648,972
Total deficit		(2,088,634)

____________

(1)      We define working capital as current assets less restricted cash and current liabilities.

	Year Ended December 31, 2020	Year Ended December 31, 2019
	(in thousands)	(in thousands)
Consolidated Statements of Cash Flows Data:
Net cash provided by (used in):
Operating activities	$	$(184,981)
Investing activities		24,227
Financing activities		160,482

SELECTED HISTORICAL FINANCIAL INFORMATION OF PSAC

PSAC is providing the following selected historical financial information to assist you in your analysis of the financial aspects of the Business Combination.

The selected historical interim financial information of PSAC as of September 30, 2020, for the three months ended September 30, 2020 and for the period from February 11, 2020 (Inception) through September 30, 2020 was derived from the unaudited interim financial statements of PSAC included elsewhere in this proxy statement/consent solicitation statement/prospectus.

This information is only a summary and should be read in conjunction with PSAC’s consolidated financial statements and related notes and the sections entitled “Other Information Related to PSAC — PSAC’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this proxy statement/consent solicitation statement/prospectus. The historical results included below and elsewhere in this proxy statement/consent solicitation statement/prospectus are not indicative of the future performance of PSAC. All amounts are in U.S. dollars.

Income Statement Data	Three Months Ended September 30, 2020	Period from February 11, 2020 (Inception) Through September 30, 2020
Loss from operations	$(142,108)	$(143,108)
Other income, net	39,832	39,832
Net loss	(101,977)	(102,977)
Weighted average shares outstanding, basic and diluted	6,496,149	5,713,990
Basic and diluted net loss per share	$(0.02)	$(0.02)
Balance Sheet Data	As of September 30, 2020
Cash	$627,723
Marketable securities held in Trust Account	229,815,512
Total assets	230,578,270
Total liabilities	51,267
Total stockholders’ equity	5,000,003

SUMMARY UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following summary unaudited pro forma condensed combined financial information (the “Summary Pro Forma Information”) gives effect to the transactions contemplated by the Business Combination and related transactions. The Business Combination will be accounted for as a reverse recapitalization in accordance with GAAP. Under this method of accounting, although PSAC will acquire all of the outstanding equity interests of FF in the Business Combination, PSAC will be treated as the “acquired” company for financial reporting purposes. Accordingly, the Business Combination will be reflected as the equivalent of FF issuing shares for the net assets of PSAC, followed by a recapitalization whereby no goodwill or other intangible assets are recorded. Operations prior to the Business Combination will be those of FF. The summary unaudited pro forma condensed combined balance sheet as of December 31, 2020 gives effect to the Business Combination and related transactions as if they had occurred on December 31, 2020. The summary unaudited pro forma condensed combined statement of operations for the year ended December 31, 2020 gives effect to the Business Combination and related transactions as if they had occurred on January 1, 2020.

The Summary Pro Forma Information has been derived from, and should be read in conjunction with, the more detailed unaudited pro forma condensed combined financial information included in the section titled “Unaudited Pro Forma Condensed Combined Financial Information” in this proxy statement/consent solicitation statement/prospectus and the accompanying notes thereto. The unaudited pro forma condensed combined financial information is based upon, and should be read in conjunction with, the historical financial statements and related notes of PSAC and FF for the applicable periods included in this proxy statement/consent solicitation statement/prospectus. The Summary Pro Forma Information has been presented for informational purposes only and is not necessarily indicative of what PSAC’s financial position or results of operations actually would have been had the business combination and related transactions been completed as of the dates indicated. In addition, the Summary Pro Forma Information does not purport to project the future financial position or operating results of PSAC following the reverse recapitalization.

The pro forma adjustments giving effect to the Business Combination and related transactions are summarized below, and are discussed in further detail in the footnotes to the unaudited pro forma condensed combined financial information included elsewhere in this proxy statement/consent solicitation statement/prospectus:

•        The consummation of the Business Combination and reclassification of cash held in PSAC’s trust account to cash and cash equivalents, net of redemptions;

•        the consummation of the Private Placement;

•        the repayment of FF liabilities and the conversion of certain FF liabilities to equity;

•        the accounting for deferred offering costs and transaction costs incurred by both PSAC and FF; and

•        the issuance of equity awards to FF employees.

The Summary Pro Forma Information has been prepared using the assumptions below with respect to the potential redemption into cash of PSAC’s common stock:

•        Assuming No Redemptions:    This scenario assumes that no Public Stockholders of PSAC exercise redemption rights with respect to their Public Shares for a pro rata share of the funds in PSAC’s trust account.

•        Assuming Maximum Redemptions:    This scenario assumes that all [23,288,699] Public Shares of common stock of PSAC are redeemed for an aggregate payment of approximately $            million (based on the estimated per share redemption price of approximately $            per share based on the fair value of marketable securities held in PSAC’s trust account as of December 31, 2020). Under the terms of the Merger Agreement, the consummation of the Business Combination is conditioned upon PSAC delivering to FF evidence that, immediately prior to the closing of the Business Combination (and following any redemptions of Public Shares), PSAC will have net tangible assets of at least $5,000,001 upon consummation of the Business Combination. Further, the Merger Agreement provides that FF is not required to consummate the Transactions if immediately prior to the consummation of the

Transactions, PSAC does not have at least $450 million of cash available to be released from the trust account and/or received by PSAC under the Subscription Agreements after giving effect to payment of amounts that PSAC will be required to pay to converting stockholders upon consummation of the Transactions.

	Pro Forma Combined (Assuming No Redemptions)	Pro Forma Combined (Assuming Maximum Redemptions)
Summary Unaudited Pro Forma Condensed Combined Statement of Operations Data Year Ended December 31, 2020
Loss from operations
Net loss per share of common stock – basic and diluted
Weighted-average shares of common stock outstanding – basic and diluted

Summary Unaudited Pro Forma Condensed Combined Balance Sheet Data as of December 31, 2020
Total assets
Total liabilities
Total stockholders’ equity

COMPARATIVE PER SHARE DATA

(In thousands, except share and per share data)

The following tables present Property Solutions Acquisition Corp. (“PSAC”) and FF’s historical and pro forma per share data as of and for the year ended December 31, 2020. The pro forma net income (loss) per common share data for the year ended December 31, 2020 is presented as if the merger had been completed on January 1, 2020. The pro forma book value per share information is presented as if the merger had been completed on December 31, 2020. The information provided in the table below is unaudited.

The historical per share data of PSAC was derived from the audited financial statements of PSAC as of December 31, 2020 and for the period from February 11, 2020 (inception) through December 31, 2020, included elsewhere in this proxy statement/consent solicitation statement/prospectus. The historical financial information of FF was derived from the audited consolidated financial statements of FF as of and for the year ended December 31, 2020, included elsewhere in this proxy statement/consent solicitation statement/prospectus. This information should be read together with PSAC’s and FF’s audited financial statements and related notes, the section titled “Unaudited Pro Forma Condensed Combined Financial Information” and other financial information included elsewhere in this proxy statement/consent solicitation statement/prospectus.

The pro forma data is presented for illustrative purposes only and is not necessarily indicative of the results of operations or the financial condition that would have occurred if the merger had been completed as of the dates described above.

	Historical		Pro Forma Combined(2)		FF Equivalent Pro Forma Per Share Data(3)
As of and Period Ended December 31, 2020	PSAC	FF	Assuming No Redemptions	Assuming Maximum Redemptions	Assuming No Redemptions	Assuming Maximum Redemptions
Net income (loss) per common share
Basic
Diluted
Book value per share(1)
Cash dividends per share	N/A	N/A	N/A	N/A	N/A	N/A

____________

(1)      Book value per share is computed as total shareholders’ equity divided by common shares outstanding.

(2)      Net income (loss) per common share — basic and diluted and book value per share in these columns are computed on a pro forma combined basis assuming no redemptions or maximum redemptions. See section titled “Unaudited Pro Forma Condensed Combined Financial Information” for calculation of pro forma net income (loss) per common share — basic and diluted, pro forma common shares outstanding, and pro forma shareholders’ equity.

(3)      Equivalent net income (loss) per common share — basic and diluted and equivalent book value per share information is computed by multiplying the combined pro forma per share data by the exchange ratio of            set forth in the Merger Agreement. The purpose of equivalent pro forma per share data is to equate the respective per share values to one share of FF.

FORWARD-LOOKING STATEMENTS

PSAC believes that some of the information in this proxy statement/consent solicitation statement/prospectus constitutes “forward-looking statements” for purposes of the federal securities laws. Forward-looking statements include, but are not limited to, statements regarding PSAC, PSAC management team’s, FF’s and FF management team’s expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “contemplate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “will,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this proxy statement/consent solicitation statement/prospectus may include, for example, statements that:

•        discuss future expectations;

•        contain projections of future results of operations or financial condition; or

•        state other “forward-looking” information.

PSAC believes it is important to communicate its expectations to its securityholders. However, there may be events in the future that PSAC is not able to predict accurately or over which it has no control. The risk factors and cautionary language discussed in this proxy statement/consent solicitation statement/prospectus provide examples of risks, uncertainties and events that may cause actual results to differ materially from the expectations described by PSAC or FF in such forward-looking statements, including among other things:

•        the timing to complete the Transactions;

•        the number and percentage of its Public Stockholders voting against the business combination proposal and/or seeking conversion;

•        the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement;

•        the ability to maintain the listing of PSAC’s securities on a national securities exchange following the Business Combination;

•        the inability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, the amount of cash available following any conversion of Public Shares by PSAC stockholders;

•        changes adversely affecting the business in which FF is engaged;

•        FF’s ability to execute on its plans to develop and market its vehicles and the timing of these development programs;

•        FF’s ability to meet its future capital requirements and manage its indebtedness, including its ability to refinance its current indebtedness;

•        the ability of FF’s suppliers to deliver necessary components for FF’s products;

•        FF’s ability to successfully develop or obtain licenses and other rights to certain technology to reach production for its vehicles;

•        FF’s ability to remediate the identified material weaknesses in its internal control over financial reporting;

•        FF’s ability to navigate economic, operational and legal risks specific to operations based in China;

•        FF’s estimates of the size of the markets for its vehicles;

•        the rate and degree of market acceptance of FF’s vehicles;

•        the success of other competing manufacturers;

•        the performance and security of FF’s vehicles;

•        potential litigation involving PSAC or FF;

•        general economic conditions; and

•        the result of future financing efforts.

You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this proxy statement/consent solicitation statement/prospectus.

All forward-looking statements included herein attributable to any of PSAC, FF or any person acting on either party’s behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Except to the extent required by applicable laws and regulations, PSAC and FF undertake no obligations to update these forward-looking statements to reflect events or circumstances after the date of this proxy statement/consent solicitation statement/prospectus or to reflect the occurrence of unanticipated events.

Before a stockholder grants its proxy or instructs how its vote should be cast or vote on the business combination proposal, charter proposals, director election proposal, the incentive plan proposal, the Nasdaq proposal or the adjournment proposal, it should be aware that the occurrence of the events described in the “Risk Factors” section and elsewhere in this proxy statement/consent solicitation statement/prospectus may adversely affect PSAC and/or FF.

RISK FACTORS

Stockholders should carefully consider the following risk factors, together with all other information in this proxy statement/consent solicitation statement/prospectus, before deciding whether to vote or instruct that their vote be cast to approve the proposals described in this proxy statement/consent solicitation statement/prospectus.

Risks Related to FF’s Business and Industry

FF has a limited operating history and faces significant barriers to growth in the electric vehicle industry.

FF was founded in 2014 and has built several prototype and pre-production vehicles. However, to date, FF has not started commercial production of its first electric vehicle. Although FF expects to start commercial sales of FF 91 series within twelve months after closing of the Business Combination, there is no assurance FF will be able to develop the manufacturing capabilities and processes, or secure reliable sources of component supply to meet the quality, engineering, design or production standards, or the required production volumes to successfully grow into a viable business.

Furthermore, even if FF achieves production of electric vehicles, it faces significant barriers to growth in the electric vehicle industry, including continuity in development and production of safe and quality vehicles, brand recognition, customer base, marketing channels, pricing policies, talent management, value-added service packages and sustained technological advancement. If FF fails to address any or all of these risks and barriers to entry and growth, its business and results of operation may be materially and adversely affected.

Given FF’s limited operating history, the likelihood of its success must be evaluated especially in light of the risks, expenses, complications, delays and the competitive environment in which it operates. There is, therefore, no assurance that FF’s business plan will prove successful. FF will continue to encounter risks and difficulties frequently experienced by early commercial stage companies, including scaling its infrastructure and headcount, and may encounter unforeseen expenses, difficulties or delays in connection with its growth. In addition, due to the capital-intensive nature of FF’s business, it can be expected to continue to incur substantial operating expenses without generating sufficient revenues to cover those expenditures. There is no assurance FF will ever be able to generate revenue, raise additional capital when required or operate profitably. Any investment in FF is therefore highly speculative.

FF has incurred losses in the operation of its business and anticipates that it will continue to incur losses in the future. It may never achieve or sustain profitability.

The design, engineering, manufacturing, sales and service of smart electric vehicles is a capital-intensive business. FF has incurred losses from operations and has had negative cash flows from operating activities since inception. In 2019, FF incurred a net loss of $142.2 million. Net cash used in operating activities in 2019 was $185.0 million. Since inception, FF has made significant investments in technology as well as vehicle design, development and tooling, construction of manufacturing facilities, employee compensation and benefits and marketing and branding. FF expects to continue or increase such investments, however, there can be no assurance these investments will result in the successful and timely delivery of FF 91 series or subsequent vehicle programs, or at all.

FF may incur unforeseen expenses, or encounter difficulties, complications, and delays in delivering FF 91 series, and therefore may never generate sufficient revenues to sustain itself. Even if FF brings FF 91 series to market, it may continue to incur substantial losses for reasons including the lack of demand for FF 91 series and the relevant services, increasing competition, challenging macroeconomic conditions, regulatory changes and other risks discussed herein, and so it may never achieve or sustain profitability.

FF expects its operating expenses to increase significantly in the future, which may impede its ability to achieve profitability.

FF expects to further incur significant operating costs which will impact its profitability, including research and development expenses as it introduces new models and improves existing models, capital expenditures in the expansion of its manufacturing capacities, additional operating costs and expenses for production ramp-up, raw material procurement costs, general and administrative expenses as it scales its operations, and sales, marketing, and distribution expenses as it builds its brand and markets its vehicles. Additionally, it may incur significant costs once it delivers FF 91 series, including vehicle service and warranty expenses.

FF’s ability to become profitable in the future will not only depend on its ability to successfully market its vehicles and other products and services, but also to control costs. Ultimately, FF may not be able to adequately control costs associated with its operations for reasons outside its control, including the cost of raw materials such as aluminum, steel and lithium ion cells. Substantial increases in such costs could increase FF’s cost of revenue and its operating expenses, and could reduce its margins. Additionally, unforeseen events such as the current ongoing global pandemic could adversely affect supply chains, impacting FF’s ability to control and manage costs. Additionally, currency fluctuations, tariffs or shortages in petroleum and other economic or political conditions could result in significant increases in freight charges and raw material costs. If FF is unable to design, develop, manufacture, market, sell and service its vehicles, including providing service in a cost-efficient manner, its margins, profitability, and prospects would be materially and adversely affected.

The rate at which FF may incur costs and losses in future periods compared to current levels may increase significantly, as it:

•        continues to develop FF 91, FF 81, and FF 71 series and Smart Last Mile Delivery (SLMD) electric vehicle models;

•        develops and equips its manufacturing facility in Hanford, California to produce FF 91, and to secure manufacturing capabilities in South Korea and China for additional capacities production capacity for FF 91 and other electric vehicle models;

•        builds up inventories of parts and components for FF 91;

•        develops and expands its design, development, maintenance, servicing and repair capabilities;

•        opens offline FF self-owned stores; and

•        increases its sales and marketing activities.

These efforts may be more expensive than FF currently anticipates, and these efforts may not result in increases in revenues, which could further increase its losses. As FF is seeking funding to realize its business operations plan based on its estimated capital requirements, any cost overruns that deviate from FF’s estimates may materially and adversely affect its business, prospects, financial condition and results of operations.

FF’s operating results forecast relies in large part upon assumptions and analyses developed by its management. If these assumptions and analyses prove to be incorrect, its actual operating results could suffer.

FF’s operating results forecast relies in large part upon assumptions and analyses developed by its management and reflects current estimates of future performance. Whether actual operating and financial results and business developments will be consistent with FF’s expectations and assumptions as reflected in the forecast depends on a number of factors, many of which are outside FF’s control, including, but not limited to:

•        whether it can obtain sufficient capital to sustain and grow its business;

•        its ability to manage growth;

•        whether it can manage relationships with key suppliers;

•        whether it can sign up and manage relationships with business partners for them to invest in and operate sales and service centers;

•        the ability to obtain necessary regulatory approvals;

•        demand for its products and services;

•        the timing and cost of new and existing marketing and promotional efforts;

•        competition, including established and future competitors;

•        its ability to retain existing key management, to integrate recent hires and to attract, retain and motivate qualified personnel;

•        the overall strength and stability of domestic and international economies;

•        regulatory, legislative and political changes; and

•        consumer spending habits.

Specifically, FF’s results forecast is based on projected purchase prices, unit costs for materials, manufacturing, packaging and logistics, warranty, sales, marketing and service, and its projected number of orders for the vehicles with factors such as industry cost benchmarks taken into consideration. Any of these factors could turn out to be different than those anticipated. Unfavorable changes in any of these or other factors, most of which are beyond FF’s control, could materially and adversely affect its business, prospects, financial results and results of operations.

FF may be unable to meet its future capital requirements, including capital required for initial investments to reach initial production and revenue, which could jeopardize its ability to continue its business operations.

FF operates in a capital-intensive industry which requires significant cash to fund its operations. FF expects its capital expenditures to continue to be significant in the foreseeable future as it continues to develop and grow its business. FF expects that following the completion of the Business Combination, it will have sufficient capital to fund its planned operations for the subsequent 12 months. FF has developed a detailed budget for that period, but any challenges in supplier reengagements, delays in ramping capacity at Hanford or sales and service engagements may increase the need for additional capital to launch FF 91 series on time. Apart from FF 91 series, additional capital may be required to fund operations, research, development, and design efforts for future vehicles.

It is difficult to predict the demand for FF’s vehicles and appropriately budget for such expenses; and FF may have limited insight into trends that could emerge and affect its business. As a company, FF does not have experience manufacturing vehicles, and as such, there is no historical basis for FF to make judgments on the demand for its vehicles. If FF is unable to accurately estimate the demand for its vehicles, match the timing and quantities of component purchases to actual needs or successfully implement inventory management and other systems to accommodate the increased complexity in FF’s supply chain, FF may incur unexpected production disruption, and storage, transportation and write-off costs, which could have a material adverse effect on its business, prospects, financial condition and operating results.

FF may raise additional funds through the issuance of equity, equity related or debt securities, or through obtaining credit from financial institutions or governmental organizations. FF cannot be certain that additional funds will be available on favorable terms when required, or at all, and any such financing may dilute FF’s stockholder value. If FF is unable to obtain funding in a timely manner or on commercially acceptable terms, or at all, its financial condition, results of operations, business and prospects could be materially and adversely affected.

FF has historically incurred substantial indebtedness and may incur substantial additional indebtedness in the future, and it may not be able to refinance borrowings on terms that are acceptable to FF, or at all.

FF had a working capital deficit (being the extent to which total consolidated current liabilities exceeds total consolidated current assets less restricted cash) of $688.2 million as of December 31, 2019. Although FF expects to have substantially all of its existing debt converted to equity, and to pay off certain other indebtedness with the proceeds of the Business Combination, FF may incur additional indebtedness from time to time to support its operations. If FF incurs additional debt, the risks it faces as a result of indebtedness and leverage could intensify. The incurrence of any additional debt could:

•        limit FF’s ability to satisfy obligations under certain debt instruments, to the extent there are any;

•        cause FF to seek bankruptcy protection or enter into other insolvency proceedings in the event FF is not able to renew or refinance any existing indebtedness as it becomes due;

•        increase FF’s vulnerability to adverse general economic and industry conditions;

•        require FF to dedicate a substantial portion of cash flow from operations to servicing and repaying indebtedness, thereby reducing the availability of cash flow to fund its working capital, capital expenditures, and other general corporate purposes;

•        increase its exposure to interest rate and exchange rate fluctuations;

•        limit its ability to borrow additional funds and impose additional financial and other restrictions on FF, including limitations on declaring dividends; and

•        increase the cost of additional financing.

Commercial banks, financial institutions and individual lenders may have concerns in providing additional financing for FF’s operations. The governments of the United States, China and Europe may also pass measures or take other actions that may tighten credit available in relevant markets. Any future monetary tightening measures as well as other monetary, fiscal and industrial policy changes and/or political actions by those governments could materially and adversely affect FF’s cost and availability of financing, liquidity, access to capital, and ability to operate our business.

FF’s vehicles are in development and its first vehicle may not be available for sale within twelve months after closing of the Business Combination, if at all.

FF has not yet commenced production of any model and has not recognized any revenue as of the date hereof. FF’s future business depends in large part on its ability to execute on its plans to develop, manufacture, market, sell and deliver electric vehicles, including FF 91, FF 81, FF 71 series, and Smart Last Mile Delivery electric vehicle models that appeal to customers. Although FF plans to commence commercial sales of its first vehicle, FF 91 series, within twelve months after closing of the Business Combination, it may experience significant delays due to reasons such as lack of funding, supply shortages, design defects, talent gaps, and/or force majeure. For example, FF relies on third-party suppliers for the provision and development of many key components used in FF 91 and other models. To the extent FF’s suppliers experience any delays in providing or developing necessary components, or if they experience quality issues, FF could experience delays in delivering on its timelines.

To the extent FF were to delay launch of FF 91 series, potential consumers may lose confidence in FF, and customers who have placed orders for FF 91 may cancel orders, which may curtail FF’s growth prospects. Additionally, FF’s competitors may move more quickly to market than FF, which could impact FF’s ability to grow its market share.

FF’s recurring losses from operations and financial condition raise substantial doubt about FF’s ability to continue as a going concern.

Without giving effect to the anticipated net proceeds from this Business Combination, based on FF’s current operating plans, there is substantial doubt as to whether FF’s future cash flows together with FF’s existing cash will be sufficient to meet FF’s anticipated operating needs into 2021. In FF’s audited consolidated financial statements for the year ended December 31, 2019, FF concluded that this circumstance raised substantial doubt about FF’s ability to continue as a going concern within one year from the original issuance date of such financial statements. Similarly, in its report on such financial statements, our independent registered public accounting firm included an explanatory paragraph stating that our recurring losses from operations and accumulated deficit raise substantial doubt about our ability to continue as a going concern. FF’s consolidated financial statements do not include any adjustments that may result from the outcome of this uncertainty and do not reflect the transactions contemplated by the Business Combination. If FF is unable to obtain sufficient funding, its business, prospects, financial condition and results of operations will be materially and adversely affected, and FF may be unable to continue as a going concern. If FF is unable to continue as a going concern, it may have to seek protection under applicable bankruptcy laws and/or liquidate or reorganize its assets and may receive less than the value at which those assets are carried on its audited financial statements. If this were to happen, it is likely investors would lose part or all of their investment. Future reports from FF’s independent registered public accounting firm may also contain statements expressing substantial doubt about its ability to continue as a going concern. If such doubt about FF continues, investors or other financing sources may be unwilling to provide additional funding to FF on commercially reasonable terms, or at all, and FF’s business may be harmed.

For the audit of the year ending December 31, 2019, FF’s independent registered public accounting firm included a note relating to FF’s ability to continue as a going concern in its report on FF’s audited financial statements included in this proxy statement/consent solicitation statement/prospectus.

FF’s audit report in 2019 from their independent registered public accounting firm includes an explanatory paragraph stating that FF’s recurring losses from operations and cash outflows from operating activities raise substantial doubt about FF’s ability to continue as a going concern. FF’s consolidated financial statements do not include any adjustments that may result from the outcome of this uncertainty and do not reflect the transactions contemplated by the Business Combination. If FF is unable to obtain sufficient funding, its business, prospects, financial condition and results of operations will be materially and adversely affected, and FF may be unable to continue as a going concern. If FF is unable to continue as a going concern, it may have to seek protection under applicable bankruptcy laws and/or liquidate or reorganize its assets and may receive less than the value at which those assets are carried on its audited financial statements. If this were to happen, it is likely investors would lose part or all of their investment. Future reports from FF’s independent registered public accounting firm may also contain statements expressing substantial doubt about its ability to continue as a going concern. If such doubt about FF continues, investors or other financing sources may be unwilling to provide additional funding to FF on commercially reasonable terms, or at all, and FF’s business may be harmed.

FF will depend on revenue generated from a single model of vehicles in the foreseeable future.

FF’s success will initially depend substantially on the future sales and success of FF 91 series. FF expects FF 91 series to be its only manufactured vehicle in the market in the near future; it remains uncertain when FF will raise sufficient funding to complete design, development, tooling and launch of its second model, FF 81 series. Historically, automobile customers have come to expect a variety of vehicle models offered in a manufacturer’s fleet and new and improved vehicle models to be introduced frequently. It remains uncertain if FF’s business will generate sufficient funds or FF will be able to obtain sufficient funds through other means to introduce new vehicle models on a regular basis. Given that FF’s business will depend on a single or limited number of models in the foreseeable future, to the extent a particular model is not well-received by the market, FF’s business, prospects, financial condition and operating results could be materially and adversely affected.

The market for FF’s vehicles, including its Smart Last Mile Delivery vehicles, is nascent and not established.

FF’s B2C (business-to-consumer) passenger electric vehicles are planned to be with leading design and provide superior driving experience and personalized user experience in their respective customer segments. FF believes its electric vehicles represent the “smart mobility” of the next generation. FF’s growth is highly dependent upon the consumers’ reception and adoption of FF’s vision as to what the future of transportation and mobility should embody. Although there are many automakers introducing multiple options of mass-market electric vehicles, the market for the electric vehicles with ultra-new technology and cutting-edge styling is still nascent and untested. In addition to vehicles targeting end customers, FF plans to build the Smart Last Mile Delivery vehicles targeting B2B (business-to-business) last-mile delivery logistics companies. FF believes its modular approach to vehicle design provides adaptive and sustainable solutions in the commercial vehicle segment, thus meeting the needs of commercial vehicle owners. However, there is uncertainty as to the future demands for FF’s vehicles in both B2B and B2C market segments, and there is no assurance that the retail and commercial vehicle market FF envisions for its vehicles will be established. To a large extent, it depends on general economic, political, and social conditions, all of which are beyond FF’s control.

FF is dependent on its suppliers, the majority of which are single-source suppliers. The inability of these suppliers to deliver necessary components for FF’s products according to the schedule and at prices, quality levels and volumes acceptable to FF, or FF’s inability to efficiently manage these suppliers, could have a material adverse effect on its business, prospects, financial condition and operating results.

The FF 91 model incorporates over 2,000 purchased components sourced from over 400 suppliers, many of whom are currently FF’s single source suppliers for the components they supply, and FF expects this to be similar for any other vehicles FF may produce. The supply chain exposes FF to multiple potential sources of delivery failure or component shortages. To the extent FF’s suppliers experience any delays in providing FF with or developing necessary components or experience quality issues, FF could experience delays in delivering on its planned timelines.

Currently, FF has not approved secondary sources for the key single sourced components used in FF 91. For example, FF’s battery cell supplier helped develop its customized battery cell, and is the sole source of FF battery cells used in the battery pack. Generally, FF does not maintain long-term agreements with these single source suppliers.

Historically, certain suppliers ceased supplying their components and initiated legal claims against FF when FF failed to make overdue payments. As of the date hereof, most of these legal claims have been settled through the vendor trust FF established in April 2019 (“Vendor Trust”), other than litigation proceedings with three production vendors. Any disruption in the supply of components, whether or not from a single source supplier, could temporarily disrupt FF’s production until a satisfactory alternative supplier is found, which can be time-consuming and costly. There can be no assurance that FF would be able to successfully retain alternative suppliers or supplies in a timely manner or on acceptable terms, if at all. If FF is unable to efficiently manage its suppliers, including its relationship with them, FF’s business, prospects, financial condition and operating results may be materially and adversely affected. Additionally, changes in business and/or political conditions, force majeure events, changes in regulatory framework and other factors beyond FF’s control could also affect the suppliers’ ability to deliver components in a timely manner. Any of the foregoing could materially and adversely affect FF’s business, prospects, financial condition and operating results.

If any of FF’s suppliers become economically distressed or go bankrupt, FF may be required to provide substantial financial support or take other measures to ensure supplies of components or materials, which could increase FF’s costs, affect its liquidity or cause production disruptions.

FF expects to purchase various types of equipment, raw materials and manufactured component parts from its suppliers. If any of these suppliers experience substantial financial difficulties, cease operations, or otherwise face business disruptions, FF may be required to provide substantial financial support to ensure supply continuity, or FF would have to take other measures to ensure components and materials remain available. Any disruption could affect FF’s ability to deliver vehicles and could increase FF’s costs and negatively affect its liquidity and financial performance.

FF faces a number of challenges in the sale and marketing of its vehicles.

FF plans to enhance its brand recognition, improve its brand reputation and grow its client base by substantial investments in marketing and business development activities. However, FF cannot guarantee that its marketing spending or the marketing strategies it plans to adopt will have their anticipated effect or generate returns. FF faces a number of challenges in the sale and marketing of its vehicles, including, without limitation:

•        Demand in the automobile industry is highly volatile;

•        Final delivered range, performance and quality of FF’s vehicles may vary from estimates;

•        It is expensive to establish a strong brand. FF may not succeed in continuing to establish, maintain and strengthen the FF brand in a cost-efficient manner, or at all;

•        Many consumers are not aware of the benefits of FF’s products, which may depend on factors beyond FF’s control such as transition of consumer behaviors;

•        FF competes with other automotive manufacturers for consumer spending;

•        FF’s failure to keep up with rapid technological changes could make its vehicles less attractive than those of competitors or make potential customers unwilling to pay a premium for FF’s vehicles;

•        FF may not be able to attract a sufficient number of dealer partners to support its expected sales volumes; and

•        FF’s efforts to develop and market its Smart Last Mile Delivery vehicles might not be successful given the fact that its target customers are commercial logistic companies which have different requirements compared to retail consumers.

If FF is unable to efficiently enhance its brand and market its products, its business, prospects, financial condition and operating results may be adversely and materially affected.

FF needs to develop complex software and technology systems in coordination with vendors and suppliers to reach production for its electric vehicles, and there can be no assurance such systems will be successfully developed.

FF’s vehicles will use a substantial amount of third-party and in-house software code and complex hardware to operate. The development of such advanced technologies is inherently complex, and FF will need to coordinate with vendors and suppliers to achieve development for its electric vehicles. Defects and errors may be revealed over time, and FF’s control over the performance of third-party services and systems may be limited. FF is relying on third-party suppliers to develop and manage emerging technologies for use in its vehicles, including lithium-ion battery technology. As technology in electric vehicles is constantly evolving, FF may also need to rely on suppliers to develop technologies that are not yet commercially viable. There can be no assurances that FF’s suppliers will be able to meet the technological requirements, production timing, and volume requirements needed to support FF’s business plan. Nor can FF assure that such emerging technologies and systems will be successfully developed on commercially reasonable terms, or at all. FF’s potential inability to develop the necessary software and technology systems may harm its competitive position and its business, prospects, financial condition and operating results.

FF identified material weaknesses in its internal control over financial reporting. If FF is unable to remediate these material weaknesses, or if it identifies additional material weaknesses in the future or otherwise fails to maintain effective internal control over financial reporting, it may not be able to accurately or timely report its financial condition or results of operations, which may adversely affect FF’s business and share price.

In connection with the preparation and audit of FF’s consolidated financial statements for the year ended December 31, 2019, material weaknesses were identified in FF’s internal control over financial reporting. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of its annual or interim consolidated financial statements will not be prevented or detected on a timely basis. These material weaknesses are as follows:

•        FF did not design and maintain an effective control environment commensurate with its financial reporting requirements. Specifically, the Company lacked a sufficient number of professionals with an appropriate level of accounting knowledge, training and experience to appropriately analyze, record and disclose accounting matters timely and accurately. Additionally, the lack of a sufficient number of professionals resulted in an inability to consistently establish appropriate authorities and responsibilities in pursuit of its financial reporting objectives, as demonstrated by, amongst other things, insufficient segregation of duties in its finance and accounting functions.

•        FF did not design and maintain effective controls in response to the risks of material misstatement. Specifically, changes to existing controls or the implementation of new controls were not sufficient to respond to changes to the risks of material misstatement to financial reporting, due to growth in the business.

•        FF did not design and maintain effective controls for communicating and sharing information between the legal and accounting and finance departments. Specifically, the accounting and finance departments are not consistently provided the complete and adequate support, documentation, and information to record transactions within the financial statements timely, completely and accurately.

These material weaknesses contributed to the following additional material weaknesses:

•        FF did not design and maintain effective controls to address the identification of and accounting for certain non-routine, unusual or complex transactions, including the proper application of U.S. GAAP of such transactions. Specifically, FF did not design and maintain controls to timely identify and account for embedded derivatives related to convertible notes, impute interest on related party notes payable with interest rates below market rates and account for failed sale leaseback transactions.

•        FF did not design and maintain formal accounting policies, procedures and controls to achieve complete, accurate and timely financial accounting, reporting and disclosures, including controls over account reconciliations and journal entries, including segregation of duties, assessing the reliability of reports and spreadsheets used in controls, and the timely identification and accounting for cut-off of expenditures.

These material weaknesses resulted in adjustments primarily related to expense cut-off and the associated accounts including operating expenses, accounts payable and accruals, property and equipment, convertible notes payable and interest expense and related financial disclosures, which were recorded as of and for the year ended December 31, 2019.

•        FF did not design and maintain effective controls over information technology (IT) general controls for information systems that are relevant to the preparation of its financial statements, specifically, with respect to: (i) program change management controls to ensure that IT program and data changes affecting financial IT applications and underlying accounting records are identified, tested, authorized and implemented appropriately; (ii) user access controls to ensure appropriate segregation of duties and that adequately restrict user and privileged access to financial applications, programs, and data to appropriate company personnel; and (iii) computer operations controls to ensure that critical batch jobs are monitored and data backups are authorized and monitored. These IT deficiencies did not result in a material misstatement to the consolidated financial statements, however, the deficiencies, when aggregated, could result in misstatements potentially impacting all financial statement accounts and disclosures that would not be prevented or detected.

FF has begun implementation of a plan to remediate the material weaknesses described above. Those remediation measures are ongoing and include (i) hiring additional accounting and IT personnel to bolster its technical reporting, transactional accounting and IT capabilities; (ii) designing and implementing controls to formalize roles and review responsibilities and designing and implementing formal controls over segregation of duties; (iii) designing and implementing controls for communicating and sharing information between legal and accounting to facilitate transactions being recorded timely and accurately; (iv) designing and implementing procedures to identify and evaluate changes in FF’s business and the impact on its internal controls; (v) formally assessing complex accounting transactions and other technical accounting and financial reporting matters; (vi) designing and implementing formal processes, accounting policies, procedures, and controls supporting FF’s financial close process, including creating standard balance sheet reconciliation templates and journal entry controls; and (vii) designing and implementing IT general controls, including controls over change management, the review and update of user access rights and privileges, and controls over batch jobs and data backups.

While FF believes these efforts will remediate the material weaknesses, FF may not be able to complete its evaluation, testing or any required remediation in a timely fashion, or at all. FF cannot assure you that the measures it has taken to date and may take in the future, will be sufficient to remediate the control deficiencies that led to its material weaknesses in internal control over financial reporting or that they will prevent or avoid potential future material weaknesses. The effectiveness of FF’s internal control over financial reporting is subject to various inherent limitations, including cost limitations, judgments used in decision making, assumptions about the likelihood of future events, the possibility of human error and the risk of fraud. If FF is unable to remediate the material weakness, FF’s ability to record, process and report financial information accurately, and to prepare financial statements within the time periods specified by the forms of the SEC, could be adversely affected which, in turn, to may adversely affect FF’s reputation and business and the market price of New FF Common Stock. In addition, any such failures could result in litigation or regulatory actions by the SEC or other regulatory authorities, loss of investor confidence, delisting of FF’s securities and harm to FF’s reputation and financial condition, or diversion of financial and management resources from the operation of FF’s business.

FF has yet to obtain licenses and other rights in certain technologies, software, and content needed for its vehicles and FF may face technical difficulties and attendant delays in integrating such technologies in its vehicles.  Licensing third party technology carries risks that are difficult to control.  Accordingly, FF may need to modify aspects of planned vehicle designs and alter features.

FF has not yet obtained rights for certain technologies, software, and content FF currently plans to employ in its vehicles. For example, FF still needs to acquire rights to software to enable autonomous driving, and such software will need to be customized for its use. In addition, while FF plans to differentiate its vehicles from those of its competitors by offering a rich and connected set of mobile entertainment offerings, FF has yet to conclude the requisite agreements with connectivity and content providers. The licensors and service providers of such software, connectivity, and content may insist on pricing and other legal and commercial terms that FF considers unreasonable or unacceptable. If FF cannot obtain all of the rights and services FF needs on acceptable terms and on a timely basis, FF may need to change its plans and omit planned features.

Moreover, even if FF does obtain the technologies, software, and content FF needs from third parties, FF may encounter technical difficulties integrating them into its vehicles and with each other. In general, the software FF needs to license must be developed and customized for FF. Delays in development of a single software system, or delays in successfully integrating the system with other complex systems, could delay the launch of a vehicle model. Any delay in launch dates for FF’s vehicles could have an adverse effect on FF’s financial performance. Licensing third party technology also carries the risk that the licensed technology has bugs or other defects or that such technology infringes another person’s intellectual property rights, without FF’s ability to directly influence or mitigate the impacts of such circumstances.

FF’s decision to manufacture its own vehicles in its leased Hanford, California facility significantly increases its anticipated capital expenditures and does not guarantee FF will not incur significant delays in the production of the vehicles.

FF plans to continue to build-out its leased manufacturing facility in Hanford, California to commence production of FF 91 series within twelve months after closing of the Business Combination. This construction will significantly increase FF’s anticipated capital expenditures and is therefore subject to risks associated with FF’s ability to raise funds, including the additional capital potentially required to fully build-out the facility. Additionally, this construction may experience unexpected delays or other difficulties which could further increase costs and/or adversely affect FF’s scheduled timeline to manufacture and deliver vehicles. Further, manufacturing and assembling components in-house in the Hanford facility does not guarantee that the production of its vehicles will be on schedule. Various risks and uncertainties inherent in all new manufacturing processes could result in delays in the production of FF’s vehicles, including for example those with respect to:

•        pace of bringing production equipment and processes online with the capability to manufacture high-quality units at scale;

•        compliance with complex and evolving environmental, workplace safety and similar regulations;

•        channels to secure necessary equipment, tools and components from suppliers on acceptable terms and in a timely manner;

•        the ability to attract, recruit, hire and train skilled employees;

•        quality controls;

•        a health emergency such as the outbreak of the COVID-19 pandemic, difficult economic conditions and international political tensions; and

•        other delays and cost overruns.

Production and manufacturing of some of FF’s vehicles may be outsourced to a third-party contract manufacturer in South Korea and potentially, through a joint venture in China. If such contract manufacturer or joint venture fails to produce and deliver vehicles in a timely manner for any reason, FF’s business, prospects, financial condition and results of operation could be materially harmed.

FF expects to outsource the manufacturing of some of its vehicles to a third-party contract manufacturer in South Korea and may also set up a joint venture in China for vehicle manufacturing, which FF may heavily rely upon. Collaboration with third parties, including FF’s joint venture, for the manufacturing of vehicles is subject to risks that may be outside FF’s control. FF has yet to enter into any legally binding agreements regarding such third-party contract manufacturer or the joint venture. The parties could revise or terminate the preliminary memorandum of understanding at any time before the definitive agreements are signed. Even if the definitive agreements are signed, there remains uncertainty if the manufacturing facility would be build-out as planned or if the parties will cooperate with each other as agreed. For example, FF entered into a joint venture agreement with The9 Limited in March 2019 with the intent for the joint venture to serve the China market with capabilities to manufacture, market, distribute, and sell a new model designed for the JV based on concepts of FF 91. However, the joint venture has been dormant since then because The9 Limited has never provided the required funding, and as a result FF has not licensed its IP to the joint venture.

In addition, FF could experience delays if such third-party contract manufacturing partner or joint venture does not meet agreed upon timelines or experiences capacity constraints. There is risk of potential disputes with business partners, and FF could be affected by adverse publicity related to its business partners, whether or not such publicity is related to their collaboration with FF. FF’s ability to successfully build a premium brand could also be adversely affected by perceptions if the quality of the third-contract manufacturing partners or joint venture’s products not related to FF’s products are questioned. Furthermore, there can be no assurance that FF will successfully ensure its manufacturing partners or joint ventures maintain appropriate quality standards, with any failure to do so adversely affecting customers’ perceptions of FF’s self-manufactured electric vehicles.

If FF experiences delays, disputes or other difficulties with third-party manufacturers or joint ventures that FF outsources orders to, there can be no assurance that it would be able to engage other third parties or to establish or expand its own production capacity to meet the needs of its customers in a timely manner or on acceptable terms, or at all. The expense and time required to complete any transition, and to assure that vehicles manufactured at facilities of new manufacturers comply with FF’s quality standards and regulatory requirements may be greater than anticipated. Any of the foregoing could adversely affect FF’s business, results of operations, financial condition and prospects.

Changes in U.S. and international trade policies, including the export and import controls and laws, particularly with regard to China, may adversely impact FF’s business and operating results.

FF operates with a United States and China dual-home market strategy, partnering with leading international suppliers from North America, Europe and Asia. While FF believes this is the best strategic business model, it also is more subject to risks associated with international trade conflicts including between the United States and China, particularly with respect to export and import controls and laws. Former President Donald J. Trump advocated for greater restrictions on international trade in general, which significantly increased tariffs on certain goods imported into the United States - particularly from China. Former President Trump also took steps toward restricting trade in certain goods. In response, China and other countries imposed similar retaliatory tariffs and other measures. Rising political tensions could reduce trade volume, investment, technological exchange and other economic activities between major international economies, resulting in a material adverse effect on global economic conditions and the stability of global financial markets. Additionally, increasing tariffs could impact raw material prices, the cost of component parts and transportation. Any of the foregoing could have an adverse effect on FF’s business, prospects, financial condition and results of operations. The new administration under President Joseph R. Biden may also enact policy changes that could have an impact on FF’s business.

Continued or increased price competition in the automotive industry generally, and in electric and other alternative fuel vehicles, may harm FF’s business.

Increased competition could result in lower vehicle unit sales, increased inventory, price reductions, revenue shortfalls, loss of customers and loss of market share, which could harm FF’s business, prospects, financial condition and operating results. For example, the automotive industry has witnessed increasing price competition over the years. With more competitors entering the field, many manufacturers are facing downward price pressure and have been adjusting their pricing strategies. FF may not have the same financial resources as some of the competitors to allow it to adjust pricing strategies, which may result in a loss of customers and future market share. On the other hand, if FF follows the downward price adjustment trend, its ability to generate revenues and achieve profitability may be adversely affected. Any of the foregoing may harm FF’s business, prospects, results of operations and financial condition.

FF faces competition from multiple sources, including new and established domestic and international competitors, and expects to face competition from others in the future, including competition from companies with new technology. This fierce competition may impair FF’s revenues, increase its costs to acquire new customers, and hinder its ability to acquire new customers.

The automotive market in the United States, China, and the European Union, which are FF’s target markets, is and will remain highly competitive. A significant and growing number of established and new automobile manufacturers, as well as other companies, have entered or are reported to have plans to enter the alternative fuel vehicle market, including hybrid, plug-in hybrid and fully electric vehicles, as well as the market for autonomous driving technology and applications. In some cases, such competitors have announced an intention to produce electric vehicles exclusively at some point in the future. FF directly competes with other pure-play electric vehicle companies targeting the high-end market segment, and also competes to a lesser extent with new energy vehicles (NEVs) and internal combustion engine (ICE) vehicles in the mid- to high-end market segment offered by traditional OEMs. In light of the increased demand and regulatory push for and technology changes in connection with the alternative fuel vehicles, FF expects competition in the industry to intensify with more new players in the future, including companies with new technology.

Many of FF’s current and potential competitors, particularly international competitors, have significantly greater financial, technical, manufacturing, marketing, distribution and other resources than FF, and are able to devote greater resources to the design, development, manufacturing, distribution, promotion, sale and support of their products than FF. In order to acquire customers and better compete, FF may have to incur significant expenses for marketing and business development activities and discounts. Any inability to successfully compete with new or existing competitors may prevent FF from attracting new customers and result in loss of market share. By the time FF starts delivering FF 91, a substantial portion of the market share may have already been taken by FF’s competitors. There can be no assurance that FF will be able to compete successfully in global and local markets, failure of which may materially and adversely affect FF’s business, prospects, financial condition and results of operations.

FF’s go-to-market and sales strategy, including its self-owned and partner-owned stores and showrooms as well as FF’s online web platform, will require substantial investment and commitment of resources and are subject to numerous risks and uncertainties.

FF intends to establish online and offline marketing, sales, and aftersales channels, which consist of its self-owned stores, partner-owned stores and showrooms and an online web platform. FF plans to distribute its vehicles in certain key markets through its direct stores, while establishing a distribution model of direct sales and partner-owned stores and showrooms in other markets. Users will be able to place orders and purchase FF’s vehicles exclusively through an online platform while assigning the transaction to a specific store or showroom. Establishing FF’s direct stores rather than exclusively distributing its vehicles though partner-owned stores will require significant capital expenditures and may result in reduced or slower expansion of FF’s distribution and sales systems in the key markets compared to a traditional dealership system.

FF expects the partner-owned stores and showrooms (such partners “FF Partners” and such stores or showrooms “FF Partner Stores and showrooms”), will be compensated from the sales and services that are conducted online and from the capital upside of the FF equity that the dealers will receive as an incentive for making their initial investment in stores of showrooms. However, FF cannot assure that its partner business model will be as attractive as that of traditional OEMs and thus that FF will be able to scale up its network to an adequate size. In addition, FF is not in a position to guarantee that it will be able to generate sufficient traffic to FF’s online web platform or to attract enough users to place orders. Moreover, FF will be competing with automakers with well-established distribution channels, which places significant risk to the successful implementation of FF’s business plan.

If FF is unable to roll out and establish a broad network covering both online and offline channels that fully meet customers’ expectations, consumer experience could be adversely affected, which could in turn materially and adversely affect FF’s business, financial condition, results of operations and prospects. Implementing the FF business model is subject to numerous significant challenges, including obtaining permits and approvals from government authorities, and FF may not be successful in addressing these challenges. In addition, dealer trade associations may mount challenges to FF’s distribution strategy by challenging the legality of FF’s operations in court and employing administrative and legislative processes to attempt to prohibit or limit FF’s ability to operate. All these would have a material and adverse effect on FF’s business, prospects, results of operations and financial condition.

Difficult economic conditions, financial or economic crises, or the perceived threat of such a crisis, including a significant decrease in consumer confidence, may affect consumer purchases of premium items, such as FF’s electric vehicles.

Sales of premium consumer products, such as FF 91 and other electric vehicles, depend in part on discretionary consumer spending and therefore may decline based on adverse changes in general economic conditions. The global economy and financial markets experience significant disruptions from time to time, constantly facing new challenges, including the recent uncertainties over the impact of Brexit, ongoing trade disputes and tariffs, and the impact of the COVID-19 pandemic and the related economic policies taken by various governments around the world. It is unclear whether these challenges will be successfully addressed and what effects they may have. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies that have been adopted by the central banks and financial authorities of some of the world’s leading economies. Any prolonged slowdown in economic development might lead to tighter credit markets, increased market volatility, sudden drops in business and consumer confidence and dramatic changes in business and consumer behaviors.

Specifically, as a result of the COVID-19 pandemic, difficult macroeconomic conditions, such as decreases in per capita income and disposable income, increased and prolonged unemployment, a decline in consumer confidence, and/or reduced spending by businesses could have a material adverse effect on future investor interest or customer demand for FF’s vehicles. In response to the perceived uncertainty in economic conditions, consumers might delay, reduce or cancel purchases of such electric vehicles. Potential customers may seek to reduce spending by foregoing luxurious new energy vehicles. Decreased demand for FF vehicles, particularly in the United States and China, could negatively affect the business, prospects, financial condition and results of operations of FF.

FF faces risks related to natural disasters, health epidemics and pandemics, terrorist attacks, civil unrest and other circumstances outside its control, including the current COVID-19 pandemic, which could significantly disrupt FF’s operations.

The occurrence of unforeseen or catastrophic events, including the emergence of an epidemic, pandemic or other widespread health emergency, civil unrest, terrorist attacks or natural disasters could create economic and financial disruptions. These types of events could lead to operational difficulties, impair FF’s ability to manage its business and expose FF’s business activities to significant losses. FF’s management and operational teams are based in the United States and China. FF has a manufacturing facility in Hanford, California, and plans to partner with a contract manufacturer in South Korea. Additionally, FF may establish manufacturing through a joint venture in China and/or other regions for certain future vehicle models. An unforeseen or catastrophic event in any of these regions could adversely impact FF’s operations.

Most recently, there has been a pandemic caused by a novel coronavirus known as COVID-19. The impact of COVID-19, including changes in consumer and business behavior, pandemic fears, market downturns, and restrictions on business and individual activities has created significant volatility in the global economy and has led to reduced economic activity. The spread of COVID-19 has also created a disruption in the manufacturing, delivery and overall supply chain of vehicle manufacturers and suppliers, and has led to a global decrease in vehicle sales in markets around the world.

The pandemic has resulted in government authorities implementing numerous measures to try to contain the virus, such as travel bans and restrictions, quarantines, stay-at-home or shelter-in-place orders, and business shutdowns. For example, FF’s employees based in California have been subject to stay-at-home orders from state and local governments. These measures may adversely impact FF’s employees and operations and the operations of FF’s suppliers and business partners, and could negatively impact the construction schedule of FF’s manufacturing facility and the production schedule of FF 91. In addition, various aspects of FF’s business and manufacturing facility cannot be conducted remotely. These measures by government authorities may remain in place for a significant period of time and could adversely affect FF’s construction and manufacturing plans, sales and marketing activities, and business operations.

The spread of COVID-19 has caused FF to modify its business practices, including limiting employee travel, requiring all non-essential personnel to work from home, and canceling or reducing physical participation in meetings, events and conferences. Further action may be required by government authorities or the company to ensure the health and safety of FF’s employees, customers, suppliers, vendors and business partners. There is no assurance that such actions will be sufficient to mitigate the risks posed by the virus or be satisfactory to government authorities. If significant portions of FF’s workforce are unable to work effectively, including due to illness, quarantines, social distancing, government actions or other restrictions in connection with the COVID-19 pandemic, FF’s business, prospects, financial condition and results of operations will be negatively impacted.

On April 17, 2020, the Company entered into a Paycheck Protection Program Promissory Note (“PPP Note”) with East West Bank under the Paycheck Protection Program of the recently enacted Coronavirus Aid, Relief and Economic Security Act (the “CARES Act”). The Company received total proceeds of $9,200 from the PPP Note, which is due on April 17, 2022. In accordance with the requirements of the CARES Act, the Company will use the proceeds primarily for payroll costs, rent and utilities.

The extent to which the COVID-19 pandemic impacts FF will depend on future developments which are highly uncertain and cannot be predicted, including, but not limited to the duration and spread of the pandemic, its severity, the actions to contain the virus or treat its impact, the effectiveness and side effects of vaccines, and how quickly and to what extent normal economic and operating activities can resume. The COVID-19 pandemic could limit the ability of FF’s suppliers and business partners to perform, including third party suppliers’ ability to provide components, materials and service used for FF 91. FF may also experience an increase in the cost of raw materials. Even after the COVID-19 pandemic has subsided, FF may continue to experience an adverse impact to its business as a result of the global economic impact and any lasting effects on the global economy, including any recession that has occurred or may occur in the future.

If FF is unable to attract and/or retain key employees and hire qualified personnel, its ability to compete could be harmed.

FF’s success depends substantially on the continued efforts of its executive officers and key employees. If one or more of FF’s executive officers or key employees are unable or unwilling to continue their services with FF, FF may not be able to replace them easily, in a timely manner, or at all.

If any of FF’s executive officers or key employees terminates his or her services, FF’s business may be negatively affected. In addition, FF may incur additional expenses to recruit, train and retain qualified personnel. FF adopted a global partnership program to retain, and provide incentives for, certain key management members. However, there is no guarantee that FF will be able to attract other qualified candidates to fill certain positions. The failure to do so may lead to difficulties in effectively executing FF’s business strategies, and its business, prospects, financial condition and results of operations could be materially and adversely affected. Furthermore, if any of FF’s executive officers or key employees joins a competitor or forms a competing company, FF may lose know-how and be poorly positioned in the marketplace.

Unionization activities or labor disputes may disrupt FF’s business and operations and affect its profitability.

Although none of our employees are currently represented by organized labor unions, it is not uncommon for employees at companies in the automobile industry to belong to a union, which can result in higher employee costs and increased risk of work stoppages. Although FF works diligently to provide the best possible work environment for its employees, they could still decide to join or seek representation by organized labor unions, or FF may be required to become a union signatory. FF’s business and operations as well as its profitability could be adversely affected if unionized activities such as work stoppages occur, or if FF becomes involved in labor disputes or other actions filed by labor unions. Any unfavorable outcome in such disputes could create a negative perception of how FF treats its employees.

If FF’s employees were to engage in strikes or other work stoppages, or if third-party strikes or work stoppages cause supply chain interruptions, FF’s business, prospects, operations, financial condition and liquidity could be materially adversely affected.

A strike or work stoppage by FF’s employees or by employees of FF’s outsourcing partners or suppliers could have a material adverse effect on its business, prospects, operations, financial condition and liquidity. Work stoppages at FF’s suppliers may cause supply chain interruptions, which could materially and adversely impact FF’s operations given its limited, and in most cases, single-source supply chain. If a work stoppage occurs, it could delay the manufacture and sale of FF’s products, disrupt its business and operations, or have an adverse effect on FF’s cashflow, all of which could materially and adversely affect FF’s business, prospects, operating results, financial condition and liquidity.

The discovery of defects in vehicles may result in delays in new model launches, recall campaigns or increased warranty costs, which may adversely affect FF’s brand and result in a decrease in the residual value of FF’s vehicles.

FF’s vehicles may contain design and manufacturing defects. The design and manufacturing of FF’s vehicles are complex and could contain latent defects and errors, which may cause its vehicles not to perform or operate as expected or even result in property damage, personal injuries or death. Furthermore, FF’s vehicles use a substantial amount of third-party and in-house software codes and complex hardware to operate. Advanced technologies are inherently complex, and defects and errors may be revealed over time. While FF has performed extensive internal testing on its vehicles and the related software and hardware systems, and will continue this testing and evaluation, FF has a limited frame of reference by which to assess the long-term performance of its vehicles and systems. There can be no assurance that FF will detect or fix the defects in a timely manner.

The discovery of defects in FF’s vehicles may result in delays in new model launches, recall campaigns, product liability claims or increased warranty costs and other expenses, and may decrease the residual values of vehicles that are subject to leasing arrangements. FF might from time to time, voluntarily or involuntarily, initiate vehicle recalls if any of FF’s vehicles, including any systems or parts sourced from suppliers and contractors, prove to be defective or noncompliant with applicable laws and regulations. Such recalls, whether voluntary or involuntary or caused by systems or components engineered or manufactured by FF or by suppliers and contractors, could require that FF incur significant costs relating to logistics and/or repair. All of the foregoing could materially harm FF’s brand image, business, prospects, financial condition and results of operations.

FF may become subject to product liability claims, which could harm its financial condition and liquidity if FF is not able to successfully defend or insure against such claims.

FF may become subject to product liability claims, which could harm its business, prospects, operating results and financial condition. The automotive industry experiences significant product liability claims, and FF faces the inherent risk of exposure to claims in the event FF’s vehicles do not perform as expected or experience a malfunction that results in property damage, personal injury and/or death. Such claims could divert FF’s financial and other resources and cause disruption to its operations. Furthermore, a successful product liability claim against FF could result in a substantial monetary award while generating significant negative publicity. FF’s insurance coverage might not be sufficient to cover all potential product liability claims.

If FF is sued for infringing or misappropriating intellectual property rights of third parties, litigation could be costly and time consuming and could prevent FF from developing or commercializing its future products.

FF is subject to litigation risks from third parties alleging infringement of their intellectual property, which could be time-consuming and costly, regardless of whether the claims have merit. Individuals, organizations and companies, including FF’s competitors, may hold or obtain patents, trademarks and/or other proprietary rights that would prevent, limit or interfere with its ability to make, use, develop, sell and/or market FF’s vehicles or components, and may bring claims alleging FF’s infringement of such rights. If FF is determined to have or believes there is a high likelihood that FF has infringed upon a third party’s intellectual property rights, not only may FF be required to pay substantial damages or settlement costs, but FF may also be required to cease sales of its vehicles, incorporate certain components into its vehicles, or offer vehicles or other goods or services that incorporate or use the challenged intellectual property, seek a license from the holder of the infringed intellectual property rights (which license may not be available on reasonable terms or at all), redesign the vehicles or other goods or services, establish and maintain alternative branding for FF’s products and services, and/or alter FF’s business strategy, all of which could prevent FF from developing or commercializing its vehicles and adversely and materially hamper its business, prospects, financial condition and results of operations. In addition, any litigation or claims, whether or not valid, could result in substantial costs, negative publicity, and diversion of resources and management attention.

FF may be subject to damages resulting from claims that FF or its employees have wrongfully used or disclosed alleged trade secrets or other intellectual property rights of former employers of FF’s employees.

Many of FF’s employees were previously employed by other automotive companies or by suppliers to automotive companies. FF may be subject to claims that it or these employees have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of their former employers. Litigation may be necessary to defend against these claims. If FF fails in defending such claims, in addition to paying monetary damages, it may lose valuable intellectual property rights or personnel. A loss of key personnel or their work product could hamper or prevent FF’s ability to commercialize its products, which could severely harm FF’s business, prospects, results of operations and financial condition. Even if FF is successful in defending against these claims, litigation could result in substantial costs, negative publicity and demand on management resources, which would materially adversely affect its business, prospects, brand, financial condition and results of operations.

FF has elected to protect some of its technologies as trade secrets rather than as patents, however, this approach has certain risks and disadvantages.

FF has elected to protect many of its technological developments as trade secrets rather than filing patent applications on them. If another person has filed or files in the future a patent application on the same subject invention FF may be precluded from subsequently filing for its own patent on such invention. In addition, if the other person’s patent application is granted, FF’s continued use of its technological development could then constitute infringement of the other person’s patent. In that case FF could be forced to stop using the affected technology or to pay royalties to continue using it. These risks are heightened for FF given the large number of patent filings in the industry.

Another risk of reliance upon trade secret protection is that there is no guarantee that the efforts FF has made to keep its trade secrets secret will be successful. Trade secrets may be taken or used without FF’s authorization or knowledge, including via information security breaches. It is difficult to detect that trade secrets are being misappropriated, and it is very difficult and expensive to prove disclosure or unauthorized use in court and to obtain an adequate remedy.

FF is dependent upon its proprietary intellectual properties.

FF considers its copyrights, trademarks, trade names, internet domain names, patents and other intellectual property assets invaluable to its ability to develop and protect new technology, grow its business and enhance FF’s brand recognition. FF has invested significant resources to develop its intellectual property assets. Failure to successfully maintain or protect these assets could harm FF’s business. The steps FF has taken to protect its intellectual property rights may not be adequate or prevent theft and use of its trade secrets by others or prevent competitors from copying its newly developed technology. If FF is unable to protect its proprietary rights or if third parties independently develop or gain access to similar technology, FF’s business, revenue, reputation and competitive position could be harmed. For example, the measures FF takes to protect its intellectual property from unauthorized use by others may not be effective for various reasons, including the following:

•        any patent applications FF submits may not result in the issuance of patents;

•        the scope of FF’s issued patents may not be broad enough to protect its proprietary rights;

•        FF’s issued patents may be challenged and/or invalidated by its competitors or others;

•        the costs associated with enforcing patents, confidentiality and invention agreements and/or other intellectual property rights may make aggressive enforcement impracticable;

•        current and future competitors may circumvent FF’s patents;

•        FF’s in-licensed patents may be invalidated, or the owners of these patents may breach their license arrangements; and

•        even if FF obtains a favorable outcome in litigation asserting its rights, FF may not be able to obtain an adequate remedy, especially in the context of unauthorized persons copying or reverse engineering FF’s products or technology.

FF may need to resort to litigation to enforce its intellectual property rights if its intellectual property rights are infringed or misappropriated, which could be costly and time-consuming. Additionally, protection of FF’s intellectual property rights in different jurisdictions may vary in their effectiveness. FF has little patent coverage anywhere in the world except the United States and China. Implementation and enforcement of Chinese intellectual property-related laws historically has been considered to be deficient and ineffective. Moreover, with FF’s ownership of patents limited mostly to those issued in China and the United States, FF may find it impossible to prevent competitors from copying its patented advancements in vehicles manufactured and sold elsewhere.

Despite FF’s efforts to protect its proprietary rights, third parties may still attempt to copy or otherwise obtain and use its intellectual property or seek court declarations that such third parties’ intellectual property does not infringe upon FF’s intellectual property rights, or they may be able to independently develop technologies that are the same as or similar to FF’s technologies.

FF may not be able to obtain patent protection on certain of its technological developments, and may face better-funded competitors with formidable patent portfolios.

FF may not be able to obtain patent protection for certain of its technological developments because some of its existing applications were abandoned and applicable filing deadlines for seeking to protect such technologies may have passed in the United States and around the world. Also, FF has elected to protect some of its technologies as trade secrets rather than as patents. However, this approach risks the wrongful disclosure and use of FF’s trade secrets by departing employees and others. FF has delayed filing for patent protection on certain of its technological developments in recent years due to financial constraints. Because patents are granted on a first-to-file basis, a delay in patent filings, such as this, can result in other companies filing for and obtaining the same inventions either independently derived or otherwise. In addition, inventions not subject to an earlier filing date as disclosed in an active application can result in FF’s inventions or patents being “blocked” by prior art in the meantime. The consequences of the filing delays could place FF at a disadvantage relative to competitors that have been continuously more active in filing patent applications and could leave FF unable to protect its technologies that differentiate FF’s vehicles from the vehicles of its competitors. FF also faces better-funded competitors with formidable patent portfolios and there can be no guarantee that one or more competitors has not and/or will not obtain patent protection on features necessary to implement in FF’s vehicles.

FF is subject to stringent and changing laws, regulations, standards and contractual obligations related to data privacy and security, and FF’s actual or perceived failure to comply with such obligations could harm its reputation, subject it to significant fines and liability, or otherwise adversely affect FF’s business, prospects, financial condition and results of operations.

FF plans to permit certain of its business partners, to collect, process, store, and in some cases transfer across borders, personally identifiable information concerning the drivers and passengers of FF’s vehicles. Such information may include among other things faces, names, geolocation information, payment data, and preferences. Although FF has adopted security policies and measures, including technology, to protect its customer information and other proprietary data, it may be required to expend significant resources to comply with data breach requirements if third parties improperly obtain and use personal information of FF’s customers or FF otherwise experiences a data loss with respect to its customers’ personal information.

FF plans to operate on a global basis, and thus FF will face a significant burden to comply with data privacy and information security laws and regulations in the United States, the State of California, China, Europe, and the rest of the world. Although FF endeavors to comply with all such laws and regulations, as well as FF’s own policies and obligations under contracts with third parties, FF may at times fail to do so or be alleged to have failed to do so. Any failure or perceived failure by FF to comply with such laws, regulations, policies, and obligations in one or more jurisdictions could expose FF to litigation, awards, fines or judgments, civil and/or criminal penalties or negative publicity, and could adversely affect FF’s business, financial condition, results of operations and prospects.

The global regulatory framework governing the collection, processing, storage, use and sharing of personal information, is rapidly evolving and is likely to continue to be subject to uncertainty and varying interpretations. In the United States, certain state laws may be more stringent or broader in scope, or offer greater individual rights, with respect to sensitive and personal information than federal, international or other state laws, and such laws may differ from each other, which may complicate compliance efforts. For example, California enacted the California Consumer Privacy Act of 2018 (“CCPA”) which went into effect in January 2020 and became enforceable by the California Attorney General in July 2020, and which, among other things, requires companies covered by the legislation to provide new disclosures to California consumers and afford such consumers new rights of access and deletion for personal information, as well as the right to opt-out of certain sales of personal information. The

CCPA provides for civil penalties for violations, as well as a private right of action for certain data breaches that result in the loss of personal information. This private right of action may increase the likelihood of, and risks associated with, data breach litigation. Additionally, a new California ballot initiative, the California Privacy Rights Act (“CPRA”) was passed in November 2020. Effective starting on January 1, 2023, the CPRA imposes additional obligations on companies covered by the legislation and will significantly modify the CCPA, including by expanding consumers’ rights with respect to certain sensitive personal information. The CPRA also creates a new state agency that will be vested with authority to implement and enforce the CCPA and the CPRA. The effects of the CCPA and the CPRA are potentially significant and may require FF to modify its data collection or processing practices and policies and to incur substantial costs and expenses in an effort to comply and increase our potential exposure to regulatory enforcement and/or litigation. Internationally, many jurisdictions have established their own data security and privacy legal framework with which FF or its clients may need to comply, including, but not limited to, the European Union, or EU. The EU’s data protection landscape is currently unstable, resulting in possible significant operational costs for internal compliance and risk to FF’s business. In October 2020 a proposed new Personal Information Protection Law was introduced in China. The draft law seeks to impose restrictions on entities that collect and process personal data and sensitive information about subjects in China. The law imposes fines for non-compliance up to RMB 50,000,000 (approximately $7.4 million) or up to 5% of the entity’s revenue for the preceding year.

Failure by FF, whether actual or perceived, to comply with federal, state or international privacy, data protection or security laws or regulations could result in regulatory or litigation-related actions against FF, legal liability, fines, damages and other costs, and could adversely affect its business, financial condition, results of operations and prospects.

FF is subject to cybersecurity risks relating to its various systems and software, or that of any third party that FF relies upon, and any failure, cyber event or breach of security could prevent FF from effectively operating its business, harm its reputation or subject FF to significant liability.

FF and the business partners storing its data are routinely subject to cybersecurity threats and attacks. Information security risks have increased in recent years in part because of the proliferation of new technologies and the increased sophistication and activities of organized crime, hackers, terrorists, state-sponsored actors, and other external parties. FF’s vehicles contain complex information technology systems and software to support interactive and other functions. FF maintains policies, procedures and technological safeguards and has implemented policy, procedural, technical, physical and administrative controls intended to prevent unauthorized access to its information technology networks and vehicles’ systems. However, unauthorized persons may attempt to gain unauthorized access to modify, alter, insert malicious code and use such networks and systems. In the event FF’s or FF business partners’ data system protection efforts are unsuccessful and such systems or the data systems of vehicles are compromised, FF could suffer substantial harm.

FF cannot entirely eliminate the risk of improper or unauthorized access to or disclosure of data or personal information, other security events that impact the integrity or availability of FF’s data systems and operations, or the related costs FF may incur to mitigate the consequences from such events. Additionally, FF cannot guarantee that its insurance coverage would be sufficient to cover all losses. Moreover, FF has limited control over and limited ability to monitor FF’s third party business partners that collect, store, and process information, including personally identifiable information, on FF’s behalf. They and their systems could be the subject of cyberattacks, just as FF could, and they may or may not put into practice the policies and safeguards they should in order to comply with applicable laws, regulations, and their contractual obligations to FF. A vulnerability in a third party business partner’s software or systems, a failure of FF’s third party business partner’s safeguards, policies or procedures, or a breach of a third party business provider’s software or systems could result in the compromise of the confidentiality, integrity or availability of FF’s systems or vehicles or the data stored by FF’s business partners.

To the extent that FF’s vehicles are commercialized, there can be no assurance that these vulnerabilities related to FF’s systems and software will not be exploited in the future before they can be identified, or that FF’s remediation efforts will be successful. A major breach of FF’s network security and systems could have negative consequences for its business, prospects, financial condition and results of operation including possible fines, penalties and damages, reduced customer demand for FF’s vehicles and harm to its reputation and brand. Any cyber-attacks, unauthorized access, disruption, damage or control of FF’s information technology networks and systems or any loss or leakage of data or information stored in its systems could result in disruption of FF’s operations and legal claims or proceedings. In addition, regardless of their veracity, reports of cyber-attacks to our networks, systems or data, as well as other factors that may result in the perception that FF’s networks, systems or data are vulnerable to “hacking,” could further negatively affect FF’s brand and harm its business, prospects, financial condition and results of operation.

FF may not be able to obtain regulatory approval for its vehicles.

Motor vehicles are subject to substantial regulation under international, federal, state and local laws. Vehicles produced by FF will be required to comply with the applicable safety, product and other standards and regulations in FF’s targeted markets. For example, FF’s vehicles in the United States will be subject to numerous regulatory requirements established by the National Highway Traffic Safety Administration (NHTSA), including all applicable Federal Motor Vehicle Safety Standards (FMVSS). Rigorous testing and the use of approved materials and equipment are among the requirements for achieving federal certification. In addition, FF’s vehicles sold in China must pass various tests and undergo a certification process and be affixed with the China Compulsory Certification (CCC), before delivery from the factory and sale, and such certification is also subject to periodic renewal. FF may fail to obtain or renew the required certification or regulatory approval for its vehicles, which may prevent FF from delivering, selling and/or importing/exporting its vehicles, and therefore materially and adversely affect its business, results of operations, financial condition and prospects.

FF and its manufacturing partners may be subject to increased environmental and safety or other regulation resulting in higher costs, cash expenditures, and/or sales restrictions.

As a manufacturing company, including with respect to FF’s current Hanford, California facility, its potential future facility with a third-party manufacturer in South Korea and its proposed joint venture in China, FF and its manufacturing partners are or will be subject to complex environmental, manufacturing, health and safety laws and regulations at numerous jurisdictional levels in the U.S., South Korea and other locations where they may expand operations, including laws relating to the use, handling, storage, recycling, disposal and human exposure to hazardous materials and relating to the construction, expansion and maintenance of their facilities. The costs of compliance, including remediating contamination if any is found on FF or its manufacturing partner’s properties, and any changes to their operations mandated by new or amended laws, may be significant. FF and/or its manufacturing partners may be required to incur additional costs to comply with any changes to such regulations, and any failures to comply could result in significant expenses, delays or fines. FF and its manufacturing partners will be subject to laws, regulations and standards applicable to the supply, manufacture, import, sale and service of automobiles in different jurisdictions and relating to vehicle safety, fuel economy and emissions, among other things, in different jurisdictions which often may be materially different from each other. As a result, FF and/or its manufacturing partners may need to make additional investments in the applicable vehicles and systems to ensure regulatory compliance.

Additionally, there is a variety of international, federal and state regulations that may apply to autonomous vehicles, which include many existing vehicle standards that were not originally intended to apply to vehicles that may not have a driver. For example, there are currently no federal U.S. regulations pertaining to the safety of autonomous vehicles; however, NHTSA has established recommended guidelines. Certain states have legal restrictions on autonomous vehicles, and many other states are considering them. Such regulations continue to rapidly change, which increases the likelihood of a patchwork of complex or conflicting regulations. This could result in higher costs and cash expenditures, or may delay products or restrict self-driving features and availability, any of which could adversely affect our business, prospects, financial condition and results of operation.

FF may be subject to anti-corruption, anti-bribery, anti-money laundering, economic sanctions and other similar laws and regulations, and noncompliance with such laws and regulations could subject FF to civil, criminal and administrative penalties, remedial measures and legal expenses, all of which could adversely affect FF’s business, prospects, results of operations, financial condition and reputation.

FF is or will be subject to laws with respect to anti-corruption, anti-bribery, anti-money laundering, financial and economic sanctions and other similar laws and regulations in various jurisdictions in which FF conducts, or in the future may conduct, activities, including the U.S. Foreign Corrupt Practices Act (“FCPA”) and other anti-corruption laws and regulations. The FCPA prohibits FF and its officers, directors, employees and business partners acting on its behalf, including agents, from offering, promising, authorizing or providing anything of value to a “foreign official” for the purposes of influencing official decisions or obtaining or retaining business or otherwise obtaining favorable treatment. The FCPA also requires companies to make and keep books, records and accounts that accurately reflect transactions and dispositions of assets and to maintain a system of adequate internal accounting controls. A violation of these laws or regulations could adversely affect FF’s business, prospects, results of operations, financial condition and reputation.

FF’s policies and procedures designed to ensure compliance with these regulations may not be sufficient, and its directors, officers, employees, representatives, consultants, agents, and business partners could engage in improper conduct for which FF may be held responsible. Non-compliance with anti-corruption, anti-bribery, anti-money laundering or financial and economic sanctions laws could subject FF to adverse media coverage, investigations, and severe administrative, civil and criminal sanctions, collateral consequences, remedial measures and legal expenses, all of which could materially and adversely affect FF’s business, prospects, results of operations, financial condition and reputation.

Increases in costs, disruption of supply or shortage of materials used to manufacture FF’s vehicles, in particular for lithium-ion cells or electronic components, could harm its business.

FF incurs significant costs related to procuring components and raw materials required to manufacture its vehicles. FF may experience cost increases, supply disruption and/or shortages relating to components and raw materials, which could materially and adversely impact its business, prospects, financial condition and operating results. FF uses various components and raw materials in its business, such as steel, aluminum, and lithium battery cells. The prices for these materials fluctuate, and their available supply may be unstable, depending on market conditions and global demand for these materials, including as a result of increased production of electric vehicles by FF’s competitors, as well as unforeseeable events such as the COVID-19 pandemic.

For instance, FF is exposed to multiple risks relating to lithium battery cells or electronic components, including but not limited to: (i) an increase in the cost, or decrease in the available supply, of materials used in the battery cells, such as lithium, nickel, cobalt and manganese; (ii) disruption in the supply of battery cells or electronic components due to quality issues or recalls by battery cell or electronic component manufacturers; and (iii) the inability or unwillingness of FF’s current battery cell or electronic component manufacturers to build or operate battery cell or electronic components manufacturing plants to supply the numbers of lithium cells or electronic components required to support the growth of the electric vehicle industry as demand for such battery cells or electronic components increases.

FF’s business is dependent on the continued supply of battery cells for the battery packs used in its vehicles and other electronic components. While FF believes several sources of the battery cells are available for such battery packs, it has to date fully qualified only one supplier for the battery cells used in such battery packs and have very limited flexibility in changing battery cell suppliers. Additionally, FF has not approved secondary sources for the key sourced components used in FF 91. Any disruption in the supply of battery cells or electronic components from such suppliers could disrupt production of FF’s vehicles until such time as a different supplier is fully qualified. There can be no assurance that FF would be able to successfully retain alternative suppliers on a timely basis, on acceptable terms or at all.

Furthermore, tariffs or shortages in petroleum and other economic conditions may result in significant increases in freight charges and material costs. In addition, a growth in popularity of electric vehicles without a significant expansion in battery cell production capacity could result in shortages which would result in increased materials costs to FF negatively impact its business, prospects, financial condition and results of operations. Substantial increases in the prices for FF’s raw materials or components would increase its operating costs, and could reduce the margins if FF cannot recoup the increased costs through increased vehicle prices. Any attempts to increase product prices in response to increased material costs could result in a decrease in sales and therefore materially and adversely affect FF’s brand, business, prospects, financial condition and operating results.

FF may be subject to risks associated with autonomous driving technology.

FF 91 is designed with autonomous driving functionalities and FF plans to continue its research and development efforts in autonomous driving technology. However, such functionality is relatively new and poses risks, such as from defective software performance or unauthorized access or security attacks by other persons. The safety of such technologies also depends in part on user interaction, and users may not be accustomed to using such technologies. Such failures could lead to accidents, injury and death. For example, there have already been fatal accidents caused by autonomous driving vehicles developed by other leading market players. Any accidents involving self-driving vehicles — even if involving those of FF’s competitors — may result in lawsuits, liability and negative publicity and increase calls for more restrictive laws and regulations governing self-driving vehicles or to keep in place laws and regulations in locations that do not permit drivers to employ the self-driving functionality. Any of the foregoing could materially and adversely affect FF’s business, results of operations, financial condition, reputation and prospects.

Autonomous driving technology is also subject to considerable regulatory uncertainty as the law evolves to catch up with the rapidly evolving nature of the technology itself, all of which are beyond FF’s control. Also see “FF and its manufacturing partners may be subject to increased environmental and safety or other regulation resulting in higher costs, cash expenditures, and/or sales restrictions.”

Developments in new energy technology or improvements in the fuel economy of internal combustion engines or significant reduction in gas prices may materially and adversely affect FF’s business, prospects, financial condition and results of operation.

Significant developments in alternative technologies, such as advanced diesel, ethanol, or compressed natural gas or improvements in the fuel economy of the internal combustion engine or significant reduction in gas prices may materially and adversely affect FF’s business, prospects, financial condition and results of operation in ways FF does not currently anticipate. Other fuels or sources of energy, such as hydrogen fuel cells, may emerge as customers’ preferred alternative to battery electric vehicles. FF is currently a pure battery electric vehicle company. Any failure by FF to develop new or enhanced technologies or processes, or to react to changes in existing technologies or consumer preferences, could result in the loss of competitiveness of FF’s vehicles, decreased revenue and a loss of market share to competitors.

FF’s vehicles will make use of lithium-ion battery cells, which have been observed to catch fire or vent smoke and flame.

FF’s vehicles will make use of lithium-ion battery cells. It has been reported that on rare occasions, lithium-ion cells can rapidly release the energy they store by venting smoke and flames in a manner that can ignite nearby materials as well as other lithium-ion cells. While FF has designed the battery enclosure and management system in its battery pack to be actively and continuously monitoring all battery modules over the current voltage and temperature conditions of the battery pack to prevent such incidents, a field or testing failure of our vehicles or battery packs could occur, which could subject FF to product liability claims, product recalls, or redesign efforts, and lead to negative publicity. Moreover, any failure of a competitor’s electric vehicle or energy storage product may cause indirect adverse publicity for FF and FF’s products.

In addition, FF will need to store a significant number of lithium-ion cells at its facilities. Any mishandling of battery cells may cause disruption to business operations and cause damage and injuries.

FF may not be able to guarantee customers access to efficient, economical and comprehensive charging solutions.

FF has not built any commercial charging infrastructure, and FF’s customers will have to rely on private and publicly accessible charging infrastructure, which is generally considered to be insufficient, especially in China. Although FF has developed its proprietary and patented battery pack system with leading battery energy density of 187 Wh/kg (without coolant) and high charging capability of up to 200kW, FF may not have competitive advantages in terms of proprietary charging infrastructure or holistic charging solutions. Some competitors may provide charging services via self-owned charging infrastructure, battery swapping and charging vehicles, which FF may not be able to deliver.

The charging services FF may provide could fail to meet the expectations and demands of FF’s customers, who may lose confidence in FF and its vehicles. This may also deter potential customers from purchasing FF’s vehicles. In addition, even if FF has the ability and plan to build its own charging infrastructure, it may not be cost-effective and FF may face difficulties in finding proper locations and obtaining relevant government permits and approvals.

To the extent FF is unable to meet its customers’ expectations or demand, or faces difficulties in developing efficient, economical and comprehensive charging solutions, FF’s reputation, business, financial condition and results of operations may be materially and adversely affected.

FF will face risks associated with international operations, including possible unfavorable regulatory, political, currency, tax and labor conditions, which could harm its business, prospects, financial condition and results of operations.

FF has a global footprint with domestic and international operations and subsidiaries. Accordingly, FF is subject to a variety of legal, political and regulatory requirements and social, environmental and economic conditions over which FF has little control. For example, FF may be impacted by trade policies, environmental conditions, political uncertainty and economic cycles involving the United States and China, which are inherently unpredictable. FF is subject to a number of risks associated in particular with international business activities that may increase FF’s costs, impact its ability to sell vehicles and require significant management attention. These risks include conforming FF’s vehicles to various international regulatory and safety requirements as well as charging and other electric infrastructures, organizing local operating entities, difficulty in establishing, staffing and managing foreign operations, challenges in attracting customers, hedging against foreign exchange risk, compliance with foreign labor laws and restrictions, and foreign government taxes, regulations and permit requirements, FF’s ability to enforce its contractual rights, trade restrictions, customs regulations, tariffs and price or exchange controls, and preferences of foreign nations for domestically manufactured products. If FF does not sufficiently address any of these challenges, its business, prospects, financial condition and results of operations may be materially and adversely affected.

FF might not obtain and maintain sufficient insurance coverage, which could expose FF to significant costs and business disruption.

To the extent FF commercializes its vehicles, FF may only obtain and maintain a limited liability insurance coverage for its products and business operations. A successful liability claim against FF due to injuries suffered by the users of its vehicles or services could materially and adversely affect FF’s business, prospects, financial condition, results of operations and reputation. In addition, FF does not have any business disruption insurance. Any business disruption event could result in substantial cost and diversion of resources.

Government financial support, incentives and policies for electric vehicles are subject to change. Discontinuation of any of the government subsidies or imposition of any additional taxes or surcharges could adversely affect FF’s business, prospects, financial condition and results of operations.

Government financial support and subsidies are critical to electric vehicle sales and changing consumer behaviors. Any reduction, discontinuation, elimination or discriminatory application of government financial support, subsidies and economic incentives because of policy changes, fiscal tightening, or the perceived success of electric vehicles or other reasons may result in the diminished competitiveness of the electric vehicle industry generally or FF’s electric vehicles in particular. Competitors who have already rolled out their electric vehicles before the phase-out or discontinuation of these incentives may be able to expand their customer base more effectively, which could place FF at a competitive disadvantage. While certain tax credits and other incentives for alternative energy production, alternative fuel and electric vehicles have been available in the past, there is no guarantee that these programs will be available in the future. If current tax incentives are not available in the future, or if additional taxes or surcharges are imposed, FF’s business, prospects, financial condition and results of operations could be harmed.

FF may engage in direct-to-consumer leasing or financing arrangements in the future which will expose FF to credit, compliance and residual value risks, the failure of which to manage may materially harm FF’s business, prospects, financial condition and results of operation.

FF expects the availability of financing or leasing programs to be important for its potential customers and may offer financing or leasing arrangements for its vehicles or collaborate with third parties to provide such arrangements in the future. However, FF may not be able to obtain adequate funding for its future financing or leasing programs or offer terms acceptable to potential customers. If FF is unable to provide compelling financing or leasing arrangements for its vehicles, it may be unable to grow the vehicle orders and deliveries, which could materially and adversely harm FF’s business, prospects, financial condition and results of operations.

Additionally, if FF does not successfully monitor and comply with applicable national, state, and/or local consumer protection laws and regulations governing these transactions, FF may become subject to enforcement actions or penalties, either of which may harm its business and reputation.

Moreover, offering leasing or financing arrangements will expose FF to risks commonly associated with the extension of credit. Credit risk is the potential loss that may arise from any failure in the ability or willingness of the customer to fulfil its contractual obligations when they fall due. In the event of a widespread economic downturn or other catastrophic event, FF’s customers may be unable or unwilling to satisfy their payment obligations on a timely basis or at all. Moreover, competitive pressure and challenging markets may increase credit risk through loans and leases to financially weak customers and extended payment terms. If a significant number of FF’s customers default, FF may incur credit losses and/or have to recognize impairment charges with respect to the underlying assets, which may be substantial. Any such credit losses and/or impairment charges could adversely affect FF’s business, prospects, operating results or financial condition.

Further, in lease arrangements, the profitability of any vehicles returned to FF at the end of their leases depends on FF’s ability to accurately project such vehicles’ residual values at the outset of the leases, and such values may fluctuate prior to the end of their terms depending on various factors such as supply and demand of FF’s used vehicles, economic cycles, and the pricing of new vehicles. FF may incur substantial losses if its vehicles’ fair market value deteriorates faster than projected.

FF’s founder, Mr. Yueting Jia (YT Jia), is closely associated with the image and brand of FF. Circumstances affecting YT Jia’s reputation, and investor and public perception of his role and influence in FF, may shape FF’s brand and ability to do business. Additionally, YT Jia may continue to be subject to certain restrictions in China if not all creditors participating in YT Jia’s restructuring plan comply with the requirement to request removal of YT Jia from such restrictions.

 FF’s founder, Mr. Yueting Jia, has previously been the subject of negative press related to his debts. In December 2019, YT Jia was also determined by the Shenzhen Stock Exchange of China to be unsuitable for a position as director, supervisor or executive officer of public listed companies in China as a result of violation by Leshi Information Technology Co., Ltd. (“LeTV”), a public company founded and controlled by YT Jia in China, of several listing rules of Shenzhen Stock Exchange, including procedural non-compliance for the provision of funding and guarantees by LeTV to other affiliated companies founded by YT Jia, discrepancies in LeTV’s forecast and financials, and procedurally improper use of proceeds from LeTV’s public offering. Additionally, as the controlling shareholder and the former chairman of LeTV, YT Jia, received a preliminary notice from China Securities Regulatory Commission (“CSRC”) in September 2020 notifying the CSRC’s intention to impose an administrative fine of RMB240 million and a ban from entry into the securities market on YT Jia as a result of LeTV’s misrepresentation in the registration document of its IPO and its financial statements, fraud in connection with a private placement, and other violations of securities law and listing requirements. As of the date hereof, final determination of such fine and injunction has not been made. In January 2021, YT Jia, as the former executive director and chairman of Coolpad Group Limited (SEHK: 2369) (“Coolpad”) received a decision from the Listing Committee of The Stock Exchange of Hong Kong Limited (the “HKSE Listing Committee”) that YT Jia and another former executive director of Coolpad had breached their undertakings to the HKSE Listing Committee in connection with Coolpad’s failure to comply with the Hong Kong listing rules requirement to timely announce certain disclosable transactions (such as advancement of money, provision of financial assistance, or certain related party transactions) and timely publish its financial results. HKSE Listing Committee determines that YT Jia’s retention of office on the board of Coolpad would have been prejudicial to the interests of investors. YT Jia appealed the decision on January 15, 2021.

As the Founder and the Chief Product and User Ecosystem Officer of FF, YT Jia’s image will be closely associated with its brand. The media’s focus on negative coverage could materially and adversely affect FF’s valuation and investors’ confidence. Such negative publicity could also solicit inquiries from securities regulatory bodies in the relevant jurisdictions where FF does business. While YT Jia completed a Chapter 11 restructuring plan with respect to his personal debts and claims in June 2020, there is no assurance that such negative publicity, although not directly related to FF, would not adversely affect FF’s business, prospects, brand, financial condition and results of operations.

Additionally, as a condition for the creditors to receive distribution from the trust established as part of the restructuring plan, creditors are required to request Chinese Courts to remove YT Jia from the list of dishonest judgment debtors (“China Debtor List”) and lift any consumption or travel restrictions (“China Restrictions”) that are currently imposed on YT Jia by the Chinese courts. As of January 17, 2021, creditors of more than 80% of the total allowed claims in the restructuring plan confirmed submitted such a request to the Chinese courts. However, there may be risks that other holders who had not yet submitted such a request would not submit the request or that the Chinese courts do not approve such a request. If YT Jia cannot be removed from such restrictions, he will not be able to make certain consumptions or actions deemed as “high consumption” which will nevertheless be necessary for him to work in China, such as taking a plane. If YT Jia cannot be removed from the China Debtor List, in addition to the restriction applies to consumption restriction, he cannot be a director, supervisor or other executive officer of the company in China.

FF is subject to legal proceedings and claims arising in the ordinary course of business.

FF has been and continues to be involved in legal proceedings and claims in the ordinary course of FF’s business. Outcome of any litigation is inherently uncertain. For example, FF has been involved in litigation with contractors and suppliers over its past due payments. Although FF has been making efforts to settle these disputes, including establishing a vendor trust secured by certain of FF’s assets in April 2019, there are five active legal proceedings pending in connection therewith as of the date hereof in the U.S. FF is also involved in a lawsuit brought by a former employee alleging fraudulent inducement and wrongful termination, seeking damages of $6.4 million unpaid compensation and immediate vesting of options for 20 million FF shares, as well as a lawsuit alleging breach of a lease for a building that FF allegedly occupied a portion of for a short period of time. Additionally, FF’s China subsidiaries are involved in 84 proceedings or disputes in China. Substantially all of the claims arose out of those subsidiaries’ ordinary course of business, involving lease contract, third-party suppliers or vendors, or labor disputes. The amounts claimed by the parties in the disputes involving FF’s China subsidiaries range from $1,000 to $5.2 million. If one or more of those legal matters were resolved against FF in a reporting period for amounts above management’s expectations, FF’s business, prospects, financial condition and operating results could be materially adversely affected.

Further, regardless of whether the results of the legal proceedings are favorable to FF, they could still result in substantial costs, negative publicity and diversion of resources and management attention, which could materially affect FF’s business, prospects, financial condition and results of operations.

Risks Related to FF’s Operations in China

Substantial aspects of FF’s business and operation may be based in China, which will be subject to economic, operational and legal risks specific to China.

As part of FF’s dual-market strategy, substantial aspects of its business and operations may be based in China in the future, which will increase FF’s sensitivity to the economic, operational and legal risks specific to China. For example, China’s economy differs from the economies of most developed countries in many aspects, including, but not limited to, the degree of government involvement, level of corruption, control of capital investment, reinvestment control of foreign exchange, control of intellectual property, allocation of resources, growth rate and development level. It is unclear whether and how FF’s current or future business, prospects, financial condition or results of operations may be affected by changes in China’s economic, political and social conditions and in its laws, regulations and policies. In addition, many of the economic reforms carried out by the Chinese government are unprecedented or experimental and are expected to be refined and improved over time. This refining and improving process may not necessarily have a positive effect on FF’s operations and business development. Additionally, the legal system in China is not fully developed and there are inherent uncertainties that may affect the protection afforded to FF for its business and activities in China that are governed by the Chinese laws and regulations.

Further, if substantial FF operations and markets are based in the People’s Republic of China (“PRC”), FF may need to rely on dividends and other distributions paid by its PRC subsidiaries to fund any cash and financing requirements FF may have, and any limitation on the ability of the PRC subsidiaries to make payments to FF, including but not limited to foreign currencies control, could have a material and adverse effect on FF’s business, prospects, financial condition and results of operation, including FF’s ability to conduct business, or limit FF’s ability to grow.

FF may be adversely affected by the complexity, uncertainties and changes in PRC regulations on internet-related business, automotive businesses and other business carried out by FF’s PRC subsidiaries.

The Chinese government extensively regulates the internet and automotive industries and other business carried out by FF’s PRC operating entities, such laws and regulations are relatively new and evolving, and their interpretation and enforcement involve significant uncertainties. As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be in violation of applicable laws and regulations.

Several PRC regulatory authorities, such as the State Administration for Market Regulation, the National Development and Reform Commission, the Ministry of Industry and Information Technology, and the Ministry of Commerce (MOFCOM), oversee different aspects of the electric vehicle business, and FF’s PRC subsidiaries will be required to obtain a wide range of government approvals, licenses, permits and registrations in connection with their operations in China. For example, certain filings must be made by automobile dealers through the information system for the national automobile circulation operated by the relevant commerce department within 90 days after the receipt of a business license. Furthermore, the electric vehicle industry is relatively immature in China, and the government has not adopted a clear regulatory framework to regulate the industry.

There are substantial uncertainties regarding the interpretation and application of the existing PRC laws, regulations and policies and possible new laws, regulations or policies relating to internet-related businesses as well as automotive businesses and companies. There is no assurance that FF will be able to obtain all the permits or licenses related to its business in China, or will be able to maintain its existing licenses or obtain new ones. In the event that the PRC government considers that FF was or is operating without the proper approvals, licenses or permits, promulgates new laws and regulations that require additional approvals or licenses, or imposes additional restrictions on the operation of any part of FF’s business, the PRC government has the power, among other things, to levy fines, confiscate FF’s income, revoke its business licenses, and require FF to discontinue the relevant business or impose restrictions on the affected portion of its business. Any of these actions by the PRC government may have a material adverse effect on FF’s business, prospects, financial condition and results of operations.

Any independent registered public accounting firm operating in China that FF uses as an auditor for its operations in China will not be permitted to be subject to inspection by the Public Company Accounting Oversight Board (“PCAOB”), and as such, investors may be deprived of the benefits of such inspection.

FF expects to expand the operations in China in the future to carry out its dual-home market strategy. Any independent registered public accounting firm that FF uses as an auditor for its operations in China will not be permitted to be subject to inspection by PCAOB.

Inspections of other PCAOB-registered firms by the PCAOB outside of China have identified deficiencies in their audit procedures and quality control procedures, which may improve future audit quality. This lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating audits and quality control procedures of any auditors operating in China. As a result, investors may be deprived of the benefits of PCAOB inspections to the extent that certain portions of financial statements are prepared by auditors in China. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of the China-based audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. Investor confidence may be affected by the fact that the financial statements with respect to FF’s PRC operating entities were prepared by auditors not inspected by the PCAOB.

The lack of PCAOB inspections with respect to FF’s operations in China may subject FF to additional risks in light of the changing regulatory framework. As part of a continued regulatory focus in the United States on limited access to business books and records and audit work papers caused by the protection of state secrets and national security laws in China, the Holding Foreign Companies Accountable Act (HFCA) Act was enacted in December 2020. The major purpose of the HFCA is to avail U.S. regulators of access to review audits for companies in the same manner in which they review those of firms in any other nation. The HFCA requires that, among others, to the extent that the PCAOB has been unable to inspect a reporting issuers’ auditor for three consecutive years, the SEC shall prohibit its stock from being traded on any national securities exchange or any over-the-counter markets in the United States. Such legislation efforts could cause investor uncertainty for both affected foreign issuers and transnational companies with operations in China including FF. If FF’s accounting firms could not avail to the PCAOB inspection regarding its work in China within three years, FF will need to take remedial measures including shifting its operations and marketing to other jurisdictions, which will materially and adversely affect its business, prospects, financial condition and results of operations.

Risks Related to the Business Combination and PSAC’s Common Stock Following the Business Combination

Unless the context otherwise requires, all references in this section to “we,” “us,” or “our” refer to PSAC prior to the Business Combination and to New FF and its subsidiaries following the Business Combination.

Following the consummation of the Business Combination, our only significant asset will be ownership of 100% of FF’s capital shares, and we do not currently intend to pay dividends on our Class A common stock and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of our Class A common stock.

Following the consummation of the Business Combination, we will have no direct operations and no significant assets other than the ownership of 100% of FF’s capital stock. We will depend on FF for distributions, loans and other payments to generate the funds necessary to meet our financial obligations, including our expenses as a publicly traded company, and to pay any dividends with respect to our common stock. Applicable state law and contractual restrictions, including in agreements governing the current or future indebtedness of FF, as well as the financial condition and operating requirements of FF, may limit our ability to obtain cash from FF. Thus, we do not expect to pay cash dividends on our common stock. Any future dividend payments are within the absolute discretion of our board of directors and will depend on, among other things, our results of operations, working capital requirements, capital expenditure requirements, financial condition, level of indebtedness, contractual restrictions with respect to payment of dividends, business opportunities, anticipated cash needs, provisions of applicable law and other factors that our board of directors may deem relevant.

There can be no assurance that New FF’s Class A common stock will be approved for listing on Nasdaq or that New FF will be able to comply with the continued listing standards of Nasdaq.

In connection with the closing of the Business Combination, we intend to list the Class A common stock of New FF on Nasdaq under the symbol “FFIE.” If, after the Business Combination, Nasdaq delists New FF’s shares from trading on its exchange for failure to meet the applicable listing standards, we and our shareholders could face significant material adverse consequences including:

•        a limited availability of market quotations for our securities;

•        reduced liquidity for our securities;

•        a determination that our common stock is a “penny stock” which will require brokers trading in our common stock to adhere to more stringent rules, possibly resulting in a reduced level of trading activity in the secondary trading market for shares of our common stock;

•        a limited amount of news and analyst coverage; and

•        a decreased ability to issue additional securities or obtain additional financing in the future.

Subsequent to the consummation of the Business Combination, New FF may be required to take write-downs or write-offs, or New FF may be subject to restructuring, impairment or other charges that could have a significant negative effect on New FF’s business, prospects, financial condition, results of operations and the trading price of New FF’s securities, which could cause you to lose some or all of your investment.

Although PSAC has conducted due diligence on FF, this diligence may not surface all material issues that may be present with FF’s business. Factors outside of FF’s and PSAC’s control may, at any time, arise. As a result of these factors, New FF may be forced to later write-down or write-off assets, restructure its operations, or incur impairment or other charges that could result in New FF reporting losses. Even if PSAC’s due diligence successfully identified certain risks, unexpected risks may arise, and previously known risks may materialize in a manner not consistent with PSAC’s preliminary risk analysis. Even though these charges may be non-cash items and therefore not have an immediate impact on New FF’s liquidity, the fact that New FF reports charges of this nature could contribute to negative market perceptions about New FF or its securities. In addition, charges of this nature may cause New FF to be unable to obtain future financing on favorable terms or at all.

If the Business Combination’s benefits do not meet the expectations of investors or securities analysts, the market price of New FF’s securities may decline.

If the perceived benefits of the Business Combination do not meet the expectations of investors or securities analysts, the market price of PSAC’s securities prior to the completion of the Business Combination may decline.

In addition, following the Business Combination, fluctuations in the trading price of New FF’s securities could contribute to the loss of all or part of your investment. Prior to the Business Combination, there has not been a public market for FF’s ordinary shares. Accordingly, the valuation ascribed to FF may not be indicative of the price that will prevail in the trading market following the Business Combination. If an active market for New FF’s securities develops and continues, the trading price of New FF’s securities following the Business Combination could be volatile and subject to wide fluctuations in response to various factors, some of which are beyond New FF’s control.

Any of the factors listed below could have a material adverse effect on your investment in New FF’s securities, and New FF’s securities may trade at prices significantly below the price paid by you. In such circumstances, the trading price of New FF’s securities may not recover and may experience a further decline. Factors affecting the trading price of New FF’s securities may include:

•        actual or anticipated fluctuations in New FF’s financial results or the financial results of companies perceived to be similar to it;

•        changes in the market’s expectations about New FF’s operating results;

•        success of competitors;

•        New FF’s operating results failing to meet the expectation of securities analysts or investors in a particular period;

•        New FF’s ability to attract and retain senior management or key operating personnel, and the addition or departure of key personnel;

•        changes in financial estimates and recommendations by securities analysts concerning New FF or the transportation industry in general;

•        operating and share price performance of other companies that investors deem comparable to New FF;

•        New FF’s ability to market new and enhanced products and technologies on a timely basis;

•        changes in laws and regulations affecting New FF’s business;

•        New FF’s ability to meet compliance requirements;

•        commencement of, or involvement in, threatened or actual litigation and government investigations;

•        changes in New FF’s capital structure, such as future issuances of securities or the incurrence of additional debt;

•        the volume of New FF’s common stock available for public sale;

•        any change in New FF’s board of directors or management;

•        actions taken by New FF’s directors, executive officers or significant stockholders such as sales of New FF’s common stock, or the perception that such actions could occur; and

•        general economic and political conditions such as recessions, interest rates, fuel prices, international currency fluctuations and acts of war or terrorism.

Broad market and industry factors may materially harm the market price of New FF’s securities irrespective of New FF’s operating performance. The stock markets in general have experienced price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the particular companies affected. The trading prices and valuations of these stocks, and of New FF’s securities, may not be predictable. A loss of investor confidence in the market for electric vehicle manufacturers’ stocks or the stocks of other companies which investors perceive to be similar to New FF could depress New FF’s share price regardless of New FF’s business, prospects, financial conditions or results of operations. A decline in the market price of New FF’s securities also could adversely affect New FF’s ability to issue additional securities and New FF’s ability to obtain additional financing in the future.

New FF’s ability to use net operating loss carryforwards and other tax attributes may be limited in connection with the Business Combination or other ownership changes.

FF currently has net operating loss carryforwards for U.S. federal and state, as well as non-U.S., income tax purposes that are potentially available to offset future taxable income, subject to certain limitations (including the limitations described below). If not utilized, U.S. federal net operating loss carryforward amounts generated prior to January 1, 2018 will begin to expire 20 years after the tax year in which such losses originated. Non-U.S. and state net operating loss carryforward amounts may also be subject to expiration. Realization of these net operating loss carryforwards depends on the future taxable income of New FF, and there is a risk that the existing carryforwards of New FF could expire unused and be unavailable to offset future income tax liabilities, which could materially and adversely affect New FF’s operating results.

Under Section 382 of the Code, if a corporation undergoes an “ownership change” (generally defined as a greater than 50% change (by value) in the ownership of its equity by certain stockholders over a three year period), the corporation’s ability to use its pre-change net operating loss carryforwards and certain other pre-change tax attributes to offset its post-change income may be limited. The applicable rules generally operate by focusing on changes in ownership among stockholders considered by the rules as owning, directly or indirectly, 5% or more of the stock of a company, as well as changes in ownership arising from new issuances of stock by the company. FF may have experienced ownership changes in the past and New FF may experience an ownership change as a result of the Business Combination. New FF may also experience ownership changes in the future as a result of changes in the ownership of its stock, which may be outside our control. Accordingly, New FF’s ability to utilize its net operating loss carryforwards could be limited by such ownership changes, which could result in increased tax liability to New FF, potentially decreasing the value of its stock.

There are additional limitations found under Sections 269, 383, and 384 of the Code that may also limit the use of net operating loss carryforwards that may apply and result in increased tax liability to New FF, potentially decreasing the value of New FF’s stock. In addition, a “Separate Return Limitation Year”, or SRLY, generally encompasses all separate return years of a U.S. federal consolidated group member (or predecessor in a Section 381 or other transaction), including tax years in which it joins a consolidated return of another group. According to Treasury Regulation Section 1.1502-21, net operating losses of a member that arise in a SRLY may be applied against consolidated taxable income only to the extent of the loss member’s cumulative contribution to the consolidated taxable income. As a result, this SRLY limitation may also increase New FF’s tax liability (by reducing the carryforward of certain net operating losses that otherwise might be used to offset the amount of taxable gain), potentially decreasing the value of New FF’s stock.

As a result of the Business Combination, New FF’s tax obligations and related filings may become significantly more complex and subject to greater risk of audit or examination by taxing authorities, and outcomes resulting from such audits or examinations could adversely impact our business, prospects, financial condition and results of operations, including our after-tax profitability and financial results.

After the Business Combination, New FF’s operations may be subject to significant income, withholding and other tax obligations in the United States and may become subject to taxes in numerous additional state, local and non-U.S. jurisdictions with respect to our income, operations and subsidiaries related to those jurisdictions. In addition, New FF will have international supplier and customer relationships and may expand operations to multiple jurisdictions, including jurisdictions in which the tax laws, their interpretation or their administration may not be favorable. Additionally, future changes in tax law or regulations in any jurisdiction in which New FF will operate could result in changes to the taxation of New FF’s income and operations, which could cause our after-tax profitability to be lower than anticipated.

New FF’s after-tax profitability could be subject to volatility or affected by numerous factors, including (a) the availability of tax deductions, credits, exemptions, refunds (including refunds of value added taxes) and other benefits to reduce New FF’s tax liabilities, (b) changes in the valuation of New FF’s deferred tax assets and liabilities, (c) expected timing and amount of the release of any tax valuation allowances, (d) tax treatment of stock-based compensation, (e) changes in the relative amount of our earnings subject to tax in the various jurisdictions in which New FF operates or has subsidiaries, (f) the potential expansion of New FF’s business into or otherwise becoming subject to tax in additional jurisdictions, (g) changes to New FF’s existing intercompany structure (and any costs related thereto) and business operations, (h) the extent of New FF’s intercompany transactions and the extent to which taxing authorities in the relevant jurisdictions respect those intercompany transactions and (i) New FF’s ability to structure its operations in an efficient and competitive manner. Due to the complexity of multinational tax obligations and filings, New FF may have a heightened risk related to audits or examinations by U.S. federal, state, local and non-U.S. taxing authorities. Outcomes from these audits or examinations could have an adverse effect on our business, prospects, financial condition and results of operations, including our after-tax profitability and financial condition.

New FF’s after-tax profitability may also be adversely impacted by changes in the relevant tax laws and tax rates, treaties, regulations, administrative practices and principles, judicial decisions and interpretations thereof, in each case, possibly with retroactive effect. Additionally, the Multilateral Convention to Implement Tax Treaty Related Measures to Prevent BEPS recently entered into force among the jurisdictions that have ratified it, although the United States has not yet entered into this convention. These recent changes could negatively impact New FF’s taxation, especially if New FF expands its relationships and operations internationally.

New FF’s failure to timely and effectively implement controls and procedures required by Section 404(a) of the Sarbanes-Oxley Act that will be applicable to it after the Business Combination is consummated could have a material adverse effect on its business.

FF is currently not subject to Section 404 of the Sarbanes-Oxley Act. However, following the consummation of the Business Combination, New FF will be required to provide management’s attestation on internal controls commencing with New FF’s annual report for the year ending December 31, 2021 in accordance with applicable SEC guidance. The standards required for a public company under Section 404(a) of the Sarbanes-Oxley Act are significantly more stringent than those required of FF as a privately-held company. Management may not be able to effectively and timely implement controls and procedures that adequately respond to the increased regulatory compliance and reporting requirements that will be applicable after the Business Combination. If New FF is not able to implement the additional requirements of Section 404(a) in a timely manner or with adequate compliance, it may not be able to assess whether its internal controls over financial reporting are effective, which may subject it to adverse regulatory consequences and could harm investor confidence and the market price of its securities.

New FF will qualify as an “emerging growth company” within the meaning of the Securities Act as of the closing of the Business Combination, and if it takes advantage of certain exemptions from disclosure requirements available to emerging growth companies, it could make New FF’s securities less attractive to investors and may make it more difficult to compare New FF’s performance to the performance of other public companies.

New FF will qualify as an “emerging growth company” as defined in Section 2(a)(19) of the Securities Act, as modified by the JOBS Act, as of the closing of the Business Combination. As such, New FF will be eligible for and intends to take advantage of certain exemptions from various reporting requirements applicable to other public companies that are not emerging growth companies for as long as it continues to be an emerging growth company, including, but not limited to, (a) not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes- Oxley Act, (b) reduced disclosure obligations regarding executive compensation in New FF’s periodic reports and proxy statements and (c) exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. As a result, New FF’s stockholders may not have access to certain information they may deem important. New FF will remain an emerging growth company until the earliest of (i) the last day of the fiscal year in which the market value of New FF’s Class A common stock that are held by non-affiliates exceeds $700 million as of June 30 of that fiscal year, (ii) the last day of the fiscal year in which it has total annual gross revenue of $1.07 billion or more during such fiscal year (as indexed for inflation), (iii) the date on which it has issued more than $1 billion in non-convertible debt in the prior three-year period or (iv) the last day of the fiscal year following the fifth anniversary of the date of the first sale of PSAC common stock in the IPO. We cannot predict whether investors will find New FF’s securities less attractive because it will rely on these exemptions. If some investors find New FF’s securities less attractive as a result of its reliance on these exemptions, the trading prices of New FF’s securities may be lower than they otherwise would be, there may be a less active trading market for New FF’s securities and the trading prices of New FF’s securities may be more volatile.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non- emerging growth companies but any such an election to opt out is irrevocable. We have elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of New FF’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

The unaudited pro forma financial information included herein may not be indicative of what New FF’s actual financial position or results of operations would have been.

The unaudited pro forma financial information included herein is presented for illustrative purposes only and is not necessarily indicative of what New FF’s actual financial position or results of operations would have been had the Business Combination been completed on the dates indicated.

Following the consummation of the Business Combination, New FF will incur significant increased expenses and administrative burdens as a public company, which could have an adverse effect on its business, financial condition and results of operations.

Following the consummation of the Business Combination, New FF will face increased legal, accounting, administrative and other costs and expenses as a public company that FF does not incur as a private company. The Sarbanes-Oxley Act of 2002 or the Sarbanes-Oxley Act, including the requirements of Section 404, to the extent applicable to New FF, as well as rules and regulations subsequently implemented by the SEC, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and the rules and regulations promulgated and to be promulgated thereunder, the PCAOB and the securities exchanges, impose additional reporting and other obligations on public companies. Compliance with public company requirements will increase costs and make certain activities more time-consuming. A number of those requirements will require that we carry out activities FF has not done previously. For example, New FF will create new board committees and adopt new internal controls and disclosure controls and procedures. In addition, expenses associated with SEC reporting requirements will be incurred. Furthermore, if any issues in complying with those requirements are identified (for example, if New FF identifies a material weakness or significant deficiency in the internal control over financial reporting), we could incur additional costs rectifying those issues, and the existence of those issues could adversely affect our reputation or investor perceptions of it. It may also be more expensive to obtain director and officer liability insurance. Risks associated with our status as a public company may make it more difficult to attract and retain qualified persons to serve on our board of directors or as executive officers. The additional reporting and other obligations imposed by these rules and regulations will increase legal and financial compliance costs and the costs of related legal, accounting and administrative activities. These increased costs will require us to divert a significant amount of money that could otherwise be used to expand the business and achieve strategic objectives. Advocacy efforts by stockholders and third parties may also prompt additional changes in governance and reporting requirements, which could further increase costs.

We may issue additional shares of common stock or preferred shares under an employee incentive plan upon or after consummation of the Business Combination, which would dilute the interest of our stockholders.

We may issue a substantial number of additional shares of common or preferred stock under an employee incentive plan after consummation of the Business Combination (although our current amended and restated certificate of incorporation provides that we may not issue securities that can vote with common stockholders on matters related to our pre-initial business combination activity). The issuance of additional shares of common or preferred stock:

•        may significantly dilute the equity interest of investors;

•        may subordinate the rights of holders of common stock if preferred stock is issued with rights senior to those afforded our common stock;

•        could cause a change of control if a substantial number of shares of our common stock are issued, which may affect, among other things, our ability to use our net operating loss carry forwards, if any, and could result in the resignation or removal of our present officers and directors; and

•        may adversely affect prevailing market prices for our common stock.

Our certificate of incorporation provides, subject to limited exceptions, that the Court of Chancery of the State of Delaware will be the sole and exclusive forum for certain stockholder litigation matters, which could limit our stockholders’ ability to obtain a chosen judicial forum for disputes with us or our directors, officers, employees or stockholders.

Our certificate of incorporation requires to the fullest extent permitted by law, that derivative actions brought in our name, actions against directors, officers and employees for breach of fiduciary duty and other similar actions may be brought in the Court of Chancery in the State of Delaware or, if that court lacks subject matter jurisdiction, another federal or state court situated in the State of Delaware. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock shall be deemed to have notice of and consented to the forum provisions in our certificate of incorporation. In addition, our certificate of incorporation and Bylaws provide that the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action under the Securities Act and the Exchange Act.

In March 2020, the Delaware Supreme Court issued a decision in Salzburg et al. v. Sciabacucchi, which found that an exclusive forum provision providing for claims under the Securities Act to be brought in federal court is facially valid under Delaware law. It is unclear whether this decision will be appealed, or what the final outcome of this case will be. We intend to enforce this provision, but we do not know whether courts in other jurisdictions will agree with this decision or enforce it.

This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum of its choosing for disputes with us or any of our directors, officers, other employees or stockholders, which may discourage lawsuits with respect to such claims. Alternatively, if a court were to find the choice of forum provision contained in our certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm its business, operating results and financial condition.

Charter documents and Delaware law could prevent a takeover that stockholders consider favorable and could also reduce the market price of our stock.

Our certificate of incorporation and Bylaws contain provisions that could delay or prevent a change in control of New FF. These provisions could also make it more difficult for stockholders to elect directors and take other corporate actions. These provisions include:

•        authorizing our board of directors to issue preferred stock with voting or other rights or preferences that could discourage a takeover attempt or delay changes in control;

•        prohibiting cumulative voting in the election of directors;

•        providing that vacancies on our board of directors may be filled only by a majority of directors then in office, even though less than a quorum;

•        limiting the adoption, amendment or repeal of our bylaws or the repeal of the provisions of our certificate of incorporation regarding the election and removal of directors without the required approval of at least two-thirds of the shares entitled to vote at an election of directors;

•        prohibiting stockholder action by written consent;

•        limiting the persons who may call special meetings of stockholders; and

•        requiring advance notification of stockholder nominations and proposals.

These provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors, which is responsible for appointing the members of our management. In addition, the provisions of Section 203 of the “DGCL” govern New FF. These provisions may prohibit large stockholders, in particular those owning 15% or more of our outstanding voting stock, from merging or combining with New FF for a certain period of time without the consent of its board of directors. These and other provisions in our certificate of incorporation and Bylaws and under Delaware law could discourage potential takeover attempts, reduce the price investors might be willing to pay in the future for shares of Class A common stock and result in the market price of Class A common stock being lower than it would be without these provisions. For more information, see the section of this registration statement captioned “Description of New FF Securities — Certain Anti-Takeover Provisions of Delaware Law and PSAC’s Proposed Second Amended and Restated Certificate of Incorporation.”

Claims for indemnification by our directors and officers may reduce our available funds to satisfy successful third-party claims against us and may reduce the amount of money available to us.

Our certificate of incorporation and Bylaws provides that we will indemnify our directors and officers, in each case to the fullest extent permitted by Delaware law.

In addition, as permitted by Section 145 of the DGCL, our Bylaws and our indemnification agreements that we entered into with our directors and officers provide that:

•        We will indemnify our directors and officers for serving New FF in those capacities or for serving other business enterprises at our request, to the fullest extent permitted by Delaware law. Delaware law provides that a corporation may indemnify such person if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the registrant and, with respect to any criminal proceeding, had no reasonable cause to believe such person’s conduct was unlawful;

•        We may, in our discretion, indemnify employees and agents in those circumstances where indemnification is permitted by applicable law;

•        We will be required to advance expenses, as incurred, to our directors and officers in connection with defending a proceeding, except that such directors or officers shall undertake to repay such advances if it is ultimately determined that such person is not entitled to indemnification;

•        We will not be obligated pursuant to our Bylaws to indemnify a person with respect to proceedings initiated by that person against New FF or our other indemnitees, except with respect to proceedings authorized by our Board of Directors or brought to enforce a right to indemnification;

•        the rights conferred in our Bylaws are not exclusive, and we are authorized to enter into indemnification agreements with our directors, officers, employees and agents and to obtain insurance to indemnify such persons; and

•        We may not retroactively amend our amended and restated bylaw provisions to reduce our indemnification obligations to directors, officers, employees and agents.

The future exercise of registration rights may adversely affect the market price of our common stock.

Certain of our shareholders will have registration rights for restricted securities. We are obligated to register certain securities, including all of the shares of PSAC common stock and Private Warrants held by the Sponsor, Class A common stock received by certain significant FF equity holders as part of the Business Combination and the shares of PSAC common stock to be issued in the Private Placement. We are obligated to (i) to file a resale “shelf” registration statement to register such securities (and any shares of New FF’s common stock into which they may be exercised following the consummation of the Business Combination) within 45 business days after of the closing of the Business Combination and (ii) use reasonable best efforts to cause such registration statement to be declared effective by the SEC as soon as reasonably practicable after the filing. Sales of a substantial number of shares of common stock pursuant to the resale registration statement in the public market could occur at any time the registration statement remains effective. In addition, certain registration rights holders can request underwritten offerings to sell their securities. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of our common stock.

Concentration of ownership after the Business Combination may have the effect of delaying or preventing a change in control.

It is anticipated that, following the completion of the Business Combination and assuming (for illustrative purposes) no redemptions of our outstanding public stock, PSAC’s initial stockholders, including our Sponsor, will retain an ownership interest of [9.3]% of New FF and FF’s stakeholders will own [66.3]% of the New FF common stock. In addition, FF Top, which will hold         % of New FF’s common stock after the Business Combination (assuming redemption of 100% of our outstanding Public Shares), has entered into voting agreements with certain FF stakeholders pursuant to which FF Top will vote as a proxy of all of the Class A common stock of New FF to be owned by such FF stakeholders after the Business Combination subject to certain limitations. FF Top is also entitled to nominate a number of directors based on its voting power with respect to New FF’s outstanding common stock, which is expected to be approximately [31%] as of the closing and therefore entitle FF Top to nominate three out of nine directors to the board of New FF. As a result, FF’s equity holders, particularly FF Top, may have the ability to determine the outcome of corporate actions of New FF requiring stockholder approval. This concentration of ownership may have the effect of delaying or preventing a change in control and might adversely affect the market price of our common stock. See the section entitled “Unaudited Pro Forma Condensed Combined Financial Information” for further information.

We may not be able to complete the Private Placement in connection with the Business Combination.

We may not be able to complete the Private Placement on terms that are acceptable to us, or at all. If we do not complete the Private Placement, we may not be able to complete the Business Combination. The terms of any alternative financing may be more onerous to New FF than the Private Placement, and we may be unable to obtain alternative financing on terms that are acceptable to us, or at all. The failure to secure additional financing could have a material adverse effect on the continued development or growth of New FF. None of our officers, directors or stockholders is required to provide any financing to us in connection with or after the Business Combination.

Upon New FF achieving an equity market capitalization of $20 billion, the Class B common stock held by FF Top will convert from one vote per share to ten votes per share, which will entitle it to have substantial influence over New FF’s corporate matters.

Upon the completion of the Business Combination, New FF will adopt a dual-class share structure such that its common shares will consist of Class A common stock and Class B common stock, and FF Top, an entity controlled by FF’s existing management and employees, will beneficially own, directly or indirectly all of the Class B common shares, representing           % of New FF’s outstanding common shares and the voting power of such shares. In respect of matters requiring the votes of shareholders, each share of Class A common stock will be entitled to one vote and each share of Class B common stock will initially be entitled to one vote until New FF’s equity market capitalization achieves $20 billion, after which each Class B common share will be entitled to ten votes. If FF Top obtains such enhanced voting rights, it would have considerable influence over matters such as decisions regarding mergers, consolidations and the sale of all or substantially all of the assets of New FF, election of directors and other significant corporate actions. FF Top could take actions that are not in the best interest of New FF or its other shareholders. This mechanism may discourage, delay or prevent a change in control, which could have the effect of depriving other shareholders of New FF of the opportunity to receive a premium for their shares as part of a sale of our company.

Our dual class structure may depress the trading price of our Class A Common Stock.

We cannot predict whether our dual class structure will result in a lower or more volatile market price of our Class A common stock or in adverse publicity or other adverse consequences. For example, certain index providers have announced restrictions on including companies with multiple-class share structures in certain of their indexes. S&P Dow Jones and FTSE Russell have announced changes to their eligibility criteria for inclusion of shares of public companies on certain indices, including the S&P 500, pursuant to which companies with multiple classes of shares of common stock are excluded. In addition, several stockholder advisory firms have announced their opposition to the use of multiple class structures. As a result, the dual class structure of our common stock may cause stockholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause New FF to change our capital structure. Any such exclusion from indices or any actions or publications by stockholder advisory firms critical of our corporate governance practices or capital structure could adversely affect the value and trading market of our Class A common stock.

If securities or industry analysts do not publish research or reports about our business or publish negative reports about our business, our share price and trading volume could decline.

The trading market for our Class A common stock will depend on the research and reports that securities or industry analysts publish about us or our business. Currently, we do not have any analyst coverage and may not obtain analyst coverage in the future. In the event we obtain analyst coverage, we will not have any control over such analysts. If one or more of the analysts who cover New FF downgrade our shares or change their opinion of our shares, our share price would likely decline. If one or more of these analysts cease coverage of New FF or fail to regularly publish reports on New FF, we could lose visibility in the financial markets, which could cause our share price or trading volume to decline.

New FF’s ability to pay dividends in the future will be subject to its subsidiaries’ ability to distribute cash to it.

We do not anticipate that New FF’s board of directors will declare dividends in the foreseeable future. If New FF decides to declare dividends in the future, as a holding company, it will require dividends and other payments from its subsidiaries to meet such cash requirements. In addition, minimum capital requirements may indirectly restrict the amount of dividends paid upstream, and repatriations of cash from New FF’s subsidiaries may be subject to withholding, income and other taxes in various applicable jurisdictions. If New FF’s subsidiaries are unable to distribute cash to it and it is unable to pay dividends, New FF common stock may become less attractive to investors and the price of its shares of common stock may become volatile.

We will incur increased costs and obligations as a result of being a public company.

As a privately held company, FF has not been required to comply with certain corporate governance and financial reporting practices and policies required of a publicly traded company. As a publicly traded company, we will incur significant legal, accounting and other expenses that we were not required to incur in the recent past, particularly after we are no longer an “emerging growth company” as defined under the JOBS Act. In addition, new and changing laws, regulations and standards relating to corporate governance and public disclosure, including the Dodd Frank Wall Street Reform and Consumer Protection Act and the rules and regulations promulgated and to be promulgated thereunder, as well as under the Sarbanes-Oxley Act, the JOBS Act, and the rules and regulations of the SEC and national securities exchanges have created uncertainty for public companies and increased the costs and the time that our board of directors and management must devote to complying with these rules and regulations. We expect these rules and regulations to increase our legal and financial compliance costs and lead to a diversion of management time and attention from revenue generating activities.

Furthermore, the need to establish the corporate infrastructure demanded of a public company may divert management’s attention from implementing our growth strategy, which could prevent us from improving our business, results of operations and financial condition. We have made, and will continue to make, changes to our internal controls and procedures for financial reporting and accounting systems to meet our reporting obligations as a publicly traded company. However, the measures we take may not be sufficient to satisfy our obligations as a publicly traded company.

For as long as we remain an “emerging growth company” as defined in the JOBS Act, we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies.” We may remain an “emerging growth company” until the earliest of (i) the last day of our fiscal year following July 24, 2025 (the fifth anniversary of the consummation of PSAC’s initial public offering), (ii) the last day of the fiscal year in which the market value of our shares of common stock that are held by non-affiliates exceeds $700 million as of June 30 of that fiscal year, (iii) the last day of the fiscal year in which we have total annual gross revenue of $1.07 billion or more during such fiscal year (as indexed for inflation) or (iv) the date on which we have issued more than $1.0 billion in non-convertible debt in the prior three-year period. Further, there is no guarantee that the exemptions available to us under the JOBS Act will result in significant savings. To the extent we choose not to use exemptions from various reporting requirements under the JOBS Act, we will incur additional compliance costs, which may impact earnings.

As an “emerging growth company,” we cannot be certain if the reduced disclosure requirements applicable to “emerging growth companies” will make our shares of common stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to obtain an assessment of the effectiveness of our internal controls over financial reporting from our independent registered public accounting firm pursuant to Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of these accounting standards until they would otherwise apply to private companies. PSAC has elected not to opt out of such extended transition period. We cannot predict if investors will find our shares of common stock less attractive because we will rely on these exemptions. If some investors find our shares of common stock less attractive as a result, there may be a less active market for our shares of common stock and our share price may be more volatile.

If we do not develop and implement all required accounting practices and policies, we may be unable to provide the financial information required of a U.S. publicly traded company in a timely and reliable manner.

If we fail to develop and maintain effective internal controls and procedures and disclosure procedures and controls, we may be unable to provide financial information and required SEC reports that a U.S. publicly traded company is required to provide in a timely and reliable fashion. Any such delays or deficiencies could penalize us, including by limiting our ability to obtain financing, either in the public capital markets or from private sources and hurt our reputation and could thereby impede our ability to implement our growth strategy. In addition, any such delays or deficiencies could result in our failure to meet the requirements for listing of our shares of common stock on a national securities exchange.

The PSAC board of directors did not obtain a third-party valuation or fairness opinion in determining whether or not to proceed with the Business Combination.

PSAC’s board of directors did not obtain a third-party valuation or fairness opinion in connection with their determination to approve the Business Combination with FF. In analyzing the Business Combination, PSAC’s board and management conducted due diligence on FF and researched the industry in which FF operates and concluded that the Business Combination was in the best interest of PSAC’s stockholders. Accordingly, investors will be relying solely on the judgment of PSAC’s board of directors in valuing FF’s business, and the PSAC board of directors may not have properly valued such business. The lack of a third-party valuation or fairness opinion may also lead an increased number of stockholders to vote against the proposed business combination or demand conversion of their shares into cash, which could potentially impact PSAC’s ability to consummate the Business Combination.

If PSAC’s stockholders fail to properly demand redemption rights, they will not be entitled to convert their shares of common stock of PSAC into a pro rata portion of the trust account.

PSAC stockholders holding Public Shares may demand that PSAC convert their shares into a pro rata portion of the trust account, calculated as of two business days prior to the anticipated consummation of the Business Combination. PSAC stockholders who seek to exercise this conversion right must deliver their stock (either physically or electronically) to PSAC’s transfer agent prior to the vote at the meeting. Any PSAC stockholder who fails to properly demand redemption rights will not be entitled to convert his or her shares into a pro rata portion of the trust account for conversion of his shares. See the section entitled “Special Meeting of PSAC Stockholders — Redemption Rights” for the procedures to be followed if you wish to convert your shares to cash.

The Sponsor and PSAC’s officers and directors own shares of common stock and warrants that will be worthless and have made loans and incurred reimbursable expenses that may not be reimbursed or repaid if the Business Combination is not approved. Such interests may have influenced their decision to approve the Business Combination with FF.

The Sponsor and PSAC’s officers and directors and/or their affiliates beneficially own or have a pecuniary interest in Private Shares and Private Warrants that they purchased prior to, or simultaneously with, PSAC’s initial public offering. The holders have no redemption rights with respect to these securities in the event a business combination is not effected in the required time period. Therefore, if the Business Combination with FF, or another business combination, is not approved within the required time period, such securities held by such persons will be worthless. Such securities had an aggregate market value of $ based upon the closing prices of the shares and units on Nasdaq on               , 2021, the record date. See the section entitled “The Business Combination Proposal — Interests of PSAC’s Directors and Officers in the Business Combination.”

These financial interests may have influenced the decision of PSAC’s directors to approve the Business Combination with FF and to continue to pursue such Business Combination. In considering the recommendations of PSAC’s board of directors to vote for the business combination proposal and other proposals, its stockholders should consider these interests.

PSAC’s executive officers are liable to ensure that proceeds of the trust account are not reduced by vendor claims in the event the Business Combination is not consummated. They have also agreed to pay for any liquidation expenses if a business combination is not consummated. Such liability may have influenced their decision to approve the Business Combination with FF.

If the Business Combination with FF, or another business combination, is not consummated by PSAC within the required time period, PSAC’s executive officers will be personally liable under certain circumstances described herein to ensure that the proceeds in the trust account are not reduced by the claims of target businesses or claims of vendors or other entities that are owed money by PSAC for services rendered or contracted for or products sold to PSAC. If PSAC consummates a business combination, on the other hand, PSAC will be liable for all such claims. Neither PSAC nor the executive officers have any reason to believe that the executive officers will not be able to fulfill their indemnity obligations to PSAC. See the section entitled “Other Information Related to PSAC — Financial Condition and Liquidity” for further information. If PSAC is required to be liquidated and there are no funds remaining to pay the costs associated with the implementation and completion of such liquidation, PSAC’s executive officers have also agreed to advance PSAC the funds necessary to pay such costs and complete such liquidation (currently anticipated to be no more than approximately $15,000) and not to seek repayment for such expense.

These personal obligations of the executive officers may have influenced PSAC’s board of directors’ decision to approve the Business Combination with FF and to continue to pursue such Business Combination. In considering the recommendations of PSAC’s board of directors to vote for the business combination proposal and other proposals, PSAC’s stockholders should consider these interests.

The exercise of PSAC’s directors’ and officers’ discretion in agreeing to changes or waivers in the terms of the Business Combination may result in a conflict of interest when determining whether such changes to the terms of the Business Combination or waivers of conditions are appropriate and in PSAC’s stockholders’ best interest.

In the period leading up to the closing of the Business Combination, events may occur that, pursuant to the Merger Agreement, would require PSAC to agree to amend the Merger Agreement, to consent to certain actions taken by FF or to waive rights that PSAC is entitled to under the Merger Agreement. Such events could arise because of changes in the course of FF’s business, a request by FF to undertake actions that would otherwise be prohibited by the terms of the Merger Agreement or the occurrence of other events that would have a material adverse effect on FF’s business and would entitle PSAC to terminate the Merger Agreement. In any of such circumstances, it would be at PSAC’s discretion, acting through its board of directors, to grant its consent or waive those rights. The existence of the financial and personal interests of the directors described in the preceding risk factors may result in a conflict of interest on the part of one or more of the directors between what he or they may believe is best for PSAC and what he or they may believe is best for themselves in determining whether or not to take the requested action. As of the date of this proxy statement/consent solicitation statement/prospectus, PSAC does not believe there will be any material changes or waivers that PSAC’s directors and officers would be likely to make after the mailing of this proxy statement/consent solicitation statement/prospectus. PSAC will circulate a new or amended proxy statement/consent solicitation statement/prospectus if changes to the terms of the Transactions that would have a material impact on its stockholders are required prior to the vote on the business combination proposal.

If PSAC is unable to complete the Business Combination with FF, or another business combination, by April 24, 2022, PSAC will cease all operations except for the purpose of winding up, redeeming 100% of the outstanding Public Shares and, subject to the approval of its remaining stockholders and its board of directors, dissolving and liquidating. In such event, third parties may bring claims against PSAC and, as a result, the proceeds held in the trust account could be reduced and the per-share liquidation price received by stockholders could be less than $10.00 per share.

Under the terms of PSAC’s amended and restated certificate of incorporation, PSAC must complete the Business Combination with FF, or another business combination, by April 24, 2022, or PSAC must cease all operations except for the purpose of winding up, redeeming 100% of the outstanding Public Shares and, subject to the approval of its remaining stockholders and its board of directors, dissolving and liquidating. In such event, third parties may bring claims against PSAC. Although PSAC has obtained waiver agreements from certain vendors and service providers it has engaged and owes money to, and the prospective target businesses it has negotiated with, whereby such parties have waived any right, title, interest or claim of any kind they may have in or to any monies held in the trust account, there is no guarantee that they or other vendors who did not execute such waivers will not seek recourse against the trust account notwithstanding such agreements. Furthermore, there is no guarantee that a court will uphold the validity of such agreements. Accordingly, the proceeds held in the trust account could be subject to claims which could take priority over those of PSAC’s Public Stockholders. If PSAC is unable to complete a business combination within the required time period, the executive officers have agreed they will be personally liable under certain circumstances described herein to ensure that the proceeds in the trust account are not reduced by the claims of target businesses or claims of vendors or other entities that are owed money by PSAC for services rendered or contracted for or products sold to PSAC. However, they may not be able to meet such obligation. Therefore, the per-share distribution from the trust account in such a situation may be less than $10.00 due to such claims.

Additionally, if PSAC is forced to file a bankruptcy case or an involuntary bankruptcy case is filed against it which is not dismissed, or if PSAC otherwise enters compulsory or court supervised liquidation, the proceeds held in the trust account could be subject to applicable bankruptcy law, and may be included in its bankruptcy estate and subject to the claims of third parties with priority over the claims of its stockholders. To the extent any bankruptcy claims deplete the trust account, PSAC may not be able to return to its Public Stockholders at least $10.00 per share.

PSAC’s Sponsor has agreed to vote in favor of the Business Combination, regardless of how our public stockholders vote.

Our Sponsor has agreed to vote its shares in favor of the Business Combination. The Sponsor owns approximately 21% of the outstanding shares of PSAC common stock prior to the Business Combination. Accordingly, it is more likely that the necessary stockholder approval for the Business Combination will be received than would be the case if our Sponsor had agreed to vote its shares in accordance with the majority of the votes cast by our public stockholders.

PSAC’s stockholders may be held liable for claims by third parties against PSAC to the extent of distributions received by them.

If PSAC is unable to complete the Business Combination with FF, or another business combination within the required time period, PSAC will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem 100% of the outstanding Public Shares, which redemption will completely extinguish Public Stockholders’ rights as stockholders (including the right to receive further liquidation distributions, if any), subject to applicable law and (iii) as promptly as reasonably possible following such redemption, subject to the approval of its remaining stockholders and its board of directors, dissolve and liquidate, subject (in the case of (ii) and (iii) above) to its obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. PSAC cannot assure you that it will properly assess all claims that may be potentially brought against PSAC. As such, PSAC’s stockholders could potentially be liable for any claims to the extent of distributions received by them (but not more) and any liability of its stockholders may extend well beyond the third anniversary of the date of distribution. Accordingly, PSAC cannot assure you that third parties will not seek to recover from its stockholders amounts owed to them by PSAC.

If PSAC is forced to file a bankruptcy case or an involuntary bankruptcy case is filed against it which is not dismissed, any distributions received by stockholders could be viewed under applicable debtor, creditor and/or bankruptcy laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, a bankruptcy court could seek to recover all amounts received by PSAC’s stockholders. Furthermore, because PSAC intends to distribute the proceeds held in the trust account to its Public Stockholders promptly after the expiration of the time period to complete a business combination, this may be viewed or interpreted as giving preference to its Public Stockholders over any potential creditors with respect to access to or distributions from its assets. Furthermore, PSAC’s board may be viewed as having breached its fiduciary duties to its creditors and/or may have acted in bad faith, and thereby exposing itself and the company to claims of punitive damages, by paying Public Stockholders from the trust account prior to addressing the claims of creditors. PSAC cannot assure you that claims will not be brought against it for these and/or other reasons.

Activities taken by existing PSAC stockholders to increase the likelihood of approval of the business combination proposal and other proposals could have a depressive effect on PSAC’s stock.

At any time prior to the Special Meeting, during a period when they are not then aware of any material nonpublic information regarding PSAC or its securities, the Sponsor, PSAC’s officers, directors and stockholders from prior to the initial public offering, FF or FF’s shareholders and/or their respective affiliates may purchase shares from institutional and other investors who vote, or indicate an intention to vote, against the business combination proposal, or execute agreements to purchase such shares from such investors in the future, or they may enter into transactions with such investors and others to provide them with incentives to acquire shares of PSAC common stock or vote their shares in favor of the business combination proposal. The purpose of such share purchases and other transactions would be to increase the likelihood of PSAC obtaining sufficient proxies to vote in favor of the proposal set forth herein where it appears that such proposal would otherwise not be approved. Entering into any such arrangements may have a depressive effect on PSAC common stock. For example, as a result of these arrangements, an investor or holder may have the ability to effectively purchase shares at a price lower than market value and may therefore be more likely to sell shares, either prior to or immediately after the Special Meeting.

Risks Related to the Redemption

There is no guarantee that a stockholder’s decision whether to redeem their shares for a pro rata portion of the trust account will put the stockholder in a better future economic position.

PSAC can give no assurance as to the price at which a stockholder may be able to sell its Public Shares in the future following the completion of the Business Combination or any alternative business combination. Certain events following the consummation of any initial business combination, including the Business Combination, may cause an increase in PSAC’s share price, and may result in a lower value realized now than a stockholder of PSAC might realize in the future had the stockholder redeemed their shares. Similarly, if a stockholder does not redeem their shares, the stockholder will bear the risk of ownership of the Public Shares after the consummation of any initial business combination, including the Business Combination, and there can be no assurance that a stockholder can sell its shares in the future for a greater amount than the redemption price set forth in this proxy statement/consent solicitation statement/prospectus. A stockholder should consult the stockholder’s own tax and/or financial advisor for assistance on how this may affect his, her or its individual situation.

We may require stockholders who wish to convert their Public Shares in connection with the Business Combination to comply with specific requirements for conversion that may make it more difficult for them to exercise their conversion rights prior to the deadline for exercising their rights.

Each Public Stockholder will have the right, regardless of whether he, she, or it is voting for or against the Business Combination or does not vote at all, to demand that we convert such holder’s shares into a pro rata share of the trust account as of two business days prior to the consummation of the Business Combination. We may require Public Stockholders who wish to convert their shares to either (i) tender their certificates to our transfer agent or (ii) deliver their shares to the transfer agent electronically using the Depository Trust Company’s DWAC (Deposit/Withdrawal At Custodian) System, at the holders’ option, in each case prior to the Special Meeting. In order to obtain a physical stock certificate, a stockholder’s broker and/or clearing broker, DTC and our transfer agent will need to act to facilitate this request. It is our understanding that stockholders should generally allot at least two weeks to obtain physical certificates from the transfer agent. However, because we do not have any control over this process or over the brokers or DTC, it may take significantly longer than two weeks to obtain a physical stock certificate. While we have been advised that it takes a short time to deliver shares through the DWAC System, we cannot assure you of this fact. Accordingly, if it takes longer than we anticipate for stockholders to deliver their shares, stockholders who wish to convert may be unable to meet the deadline for exercising their conversion rights and thus may be unable to convert their shares.

If we require Public Stockholders who wish to convert their shares to comply with specific requirements for conversion, such converting stockholders may be unable to sell their securities when they wish to in the event that the Business Combination is not approved.

If we require Public Stockholders who wish to convert their shares to comply with specific requirements for conversion and the Business Combination is not consummated, we will promptly return such certificates to the tendering Public Stockholders. Accordingly, investors who attempted to convert their shares in such a circumstance will be unable to sell their securities after the failed acquisition until we have returned their securities to them. The market price for our shares of common stock may decline during this time and you may not be able to sell your securities when you wish to, even while other stockholders that did not seek conversion may be able to sell their securities.

If third parties bring claims against PSAC, the proceeds held in the trust account could be reduced and the per share redemption amount received by stockholders may be less than $10.00 per share.

Our placing of funds in trust may not protect those funds from third party claims against us. Although we will seek to have all vendors and service providers we engage and prospective target businesses we negotiate with execute agreements with us waiving any right, title, interest or claim of any kind in or to any monies held in the trust account for the benefit of our Public Stockholders, they may not execute such agreements. Furthermore, even if such entities execute such agreements with us, they may seek recourse against the trust account. A court may not uphold the validity of such agreements. Accordingly, the proceeds held in trust could be subject to claims which could take priority over those of our Public Stockholders. If we are unable to complete a business combination and distribute the proceeds held in trust to our Public Stockholders, our Sponsor has agreed (subject to certain exceptions described elsewhere in this prospectus) that it will be liable to ensure that the proceeds in the trust account are not reduced below $10.00 per share by the claims of target businesses or claims of vendors or other entities that are owed money by us for services rendered or contracted for or products sold to us. However, we have not asked our Sponsor to reserve for such indemnification obligations, nor have we independently verified whether our Sponsor has sufficient funds to satisfy its indemnity obligations and believe that our Sponsor’s only assets are securities of our company. Therefore, we believe it is unlikely that our Sponsor will be able to satisfy its indemnification obligations if it is required to do so. As a result, the per-share distribution from the trust account may be less than $10.00, plus interest, due to such claims.

Additionally, if we are forced to file a bankruptcy case or an involuntary bankruptcy case is filed against us which is not dismissed, the proceeds held in the trust account could be subject to applicable bankruptcy law, and may be included in our bankruptcy estate and subject to the claims of third parties with priority over the claims of our stockholders. To the extent any bankruptcy claims deplete the trust account, we may not be able to return to our Public Stockholders at least $10.00 per share.

Risks If the Adjournment Proposal Is Not Approved

If the adjournment proposal is not approved, and an insufficient number of votes have been obtained to authorize the consummation of the Business Combination, PSAC’s board of directors will not have the ability to adjourn the Special Meeting to a later date in order to solicit further votes, and, therefore, the Business Combination will not be approved.

PSAC’s board of directors is seeking approval to adjourn the Special Meeting to a later date or dates if, at the Special Meeting, PSAC does not have sufficient proxies to approve one or more of the other proposals. If the adjournment proposal is not approved, PSAC’s board will not have the ability to adjourn the Special Meeting to a later date and, therefore, the Business Combination would not be completed.

SPECIAL MEETING OF PSAC STOCKHOLDERS

General

PSAC is furnishing this proxy statement/consent solicitation statement/prospectus to PSAC’s stockholders as part of the solicitation of proxies by PSAC’s board of directors for use at the Special Meeting of PSAC stockholders to be held on          , 2021, and at any adjournment or postponement thereof. This proxy statement/consent solicitation statement/prospectus provides PSAC’s stockholders with information they need to know to be able to vote or instruct their vote to be cast at the Special Meeting.

Date, Time and Place

The Special Meeting of stockholders will be held on          , 2021, at 11:00 a.m., Eastern time, in a virtual format. PSAC stockholders may attend, vote and examine the list of PSAC stockholders entitled to vote at the Special Meeting by visiting https://www.cstproxy.com/propertysolutionsacquisition/sm2021 and entering the control number found on their proxy card, voting instruction form or notice they previously received. In light of public health concerns regarding the novel coronavirus (COVID-19), the Special Meeting will be held in a virtual meeting format only. You will not be able to attend the Special Meeting physically.

Purpose of the PSAC Special Meeting

At the Special Meeting, PSAC is asking holders of PSAC common stock to:

•        consider and vote upon a proposal to adopt the Merger Agreement and approve the Business Combination contemplated thereby (the business combination proposal);

•        consider and vote upon separate proposals to approve amendments to PSAC’s current amended and restated certificate of incorporation: (i) change the name of the public entity from “Property Solutions Acquisition Corp.” to “Faraday Future Intelligent Electric Inc.”; (ii) increase PSAC’s authorized shares from 50,000,000 authorized shares of a single class of common stock and 1,000,000 authorized shares of preferred stock to [750,000,000] authorized shares of Class A common stock, [75,000,000] authorized shares of Class B common stock, and 10,000,000 authorized shares of preferred stock; (iii) amend the voting rights of PSAC shareholders such that each share of Class B common stock will be entitled to ten votes for each such share after such time as New FF has an average total equity market capitalization of at least $20 billion for a consecutive period of 20 trading days; and (iv) delete the various provisions applicable only to special purpose acquisition corporations (such as the obligation to dissolve and liquidate if a business combination is not consummated within a certain period of time) (charter proposals);

•        to elect nine directors who, upon consummation of the Transactions, will be the directors of New FF, in each case, until their successors are elected and qualified or their earlier resignation or removal (director election proposal);

•        consider and vote upon a proposal to approve, for purposes of complying with applicable listing rules of Nasdaq, the issuance by PSAC of common stock, par value $0.0001 per share, to certain accredited investors and qualified institutional buyers in each case in a private placement, the proceeds of which will be used to finance the Business Combination and related transactions and the costs and expenses incurred in connection therewith with any balance used for working capital purposes (the Nasdaq proposal);

•        to consider and vote upon a proposal to approve the 2021 Plan (incentive plan proposal); and

•        consider and vote upon a proposal to adjourn the Special Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that PSAC does not have sufficient proxies to approve one or more of the foregoing proposals (adjournment proposal).

Recommendation of PSAC Board of Directors

PSAC’s board of directors has unanimously determined that the business combination proposal is fair to and in the best interests of PSAC and its stockholders; has unanimously approved the business combination proposal; unanimously recommends that stockholders vote “FOR” the business combination proposal; unanimously recommends that stockholders vote “FOR” each of the charter proposals; unanimously recommends that stockholders vote “FOR” the election of all of the persons nominated by PSAC’s management for election as directors; unanimously recommends that stockholders vote “FOR” the incentive plan proposal; unanimously recommends that stockholders vote “FOR” the Nasdaq proposal; and unanimously recommends that stockholders vote “FOR” an adjournment proposal if one is presented to the meeting.

Record Date; Persons Entitled to Vote

PSAC has fixed the close of business on          , 2021, as the “record date” for determining PSAC stockholders entitled to notice of and to attend and vote at the Special Meeting. As of the close of business on          , 2021, there were 29,516,511 shares of PSAC common stock outstanding and entitled to vote. Each share of PSAC common stock is entitled to one vote per share at the Special Meeting.

Pursuant to agreements with PSAC, the Private Shares held by the Sponsor, and any shares of common stock acquired by them or any of PSAC’s officers or directors in the aftermarket, will be voted in favor of the business combination proposal. In connection with PSAC’s initial public offering, EarlyBird had also agreed to vote its shares in favor of the business combination proposal and currently owns 311,215 shares.

Quorum

The presence, in person (which would include presence at a virtual meeting) or by proxy, of a majority of all the outstanding shares of common stock entitled to vote constitutes a quorum at the Special Meeting.

Abstentions and Broker Non-Votes

Proxies that are marked “abstain” and proxies relating to “street name” shares that are returned to PSAC but marked by brokers as “not voted” will be treated as shares present for purposes of determining the presence of a quorum on all matters. The latter will not be treated as shares entitled to vote on the matter as to which authority to vote is withheld from the broker. If a stockholder does not give the broker voting instructions, under applicable self-regulatory organization rules, its broker may not vote its shares on “non-routine” proposals, such as the business combination proposal, the charter proposals and the incentive plan proposal.

Required Vote for Approval

The approval of the business combination proposal and the charter proposals will require the affirmative vote for the proposal by the holders of a majority of the then outstanding shares of common stock. Abstentions and broker non-votes have the same effect as a vote against the proposals.

The approval of the incentive plan proposal, the Nasdaq proposal and adjournment proposal, if presented, will require the affirmative vote of the holders of a majority of PSAC common stock represented and entitled to vote thereon at the meeting. Abstentions are deemed entitled to vote on such proposals. Therefore, they have the same effect as a vote against the proposals. Broker non-votes are not deemed entitled to vote on such proposals and, therefore, they will have no effect on the vote on such proposals.

Directors are elected by a plurality. “Plurality” means that the individuals who receive the largest number of votes cast “FOR” are elected as directors. Consequently, any shares not voted “FOR” a particular nominee (whether as a result of an abstention, a direction to withhold authority or a broker non-vote) will not be counted in the nominee’s favor.

Voting Your Shares

Each share of PSAC common stock that you own in your name entitles you to one vote. Your proxy card shows the number of shares of PSAC common stock that you own. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted.

PSAC stockholders may vote electronically at the Special Meeting by proxy or by visiting https://www.cstproxy.com/propertysolutionsacquisition/sm2021 and entering the control number found on their proxy card, voting instruction form or notice they previously received. If you vote by proxy, you may change your vote by submitting a later dated proxy before the deadline or by voting electronically at the Special Meeting.

Revoking Your Proxy

If you are a stockholder and you give a proxy, you may revoke it at any time before it is exercised by doing any one of the following:

•        you may send another proxy card with a later date;

•        you may notify PSAC’s Secretary in writing before the Special Meeting that you have revoked your proxy; or

•        you may attend the Special Meeting, revoke your proxy, and vote in person, as indicated above.

Who Can Answer Your Questions About Voting Your Shares

If you are a stockholder and have any questions about how to vote or direct a vote in respect of your shares of PSAC common stock, you may call Morrow Sodali LLC, PSAC’s proxy solicitor, at (800) 662-5200 or Jordan Vogel, PSAC’s Co-Chief Executive Officer and Secretary, at (646) 502-9845.

Redemption Rights

Holders of Public Shares may seek to convert their shares to cash, regardless of whether they vote for or against the business combination proposal. Any stockholder holding Public Shares as of the record date may demand that PSAC convert such shares into a pro rata portion of the trust account (which, for illustrative purposes, was approximately $          per share as of          , 2021, the record date), calculated as of two business days prior to the anticipated consummation of the Business Combination. If a holder properly seeks conversion as described in this section and the Business Combination is consummated, PSAC will convert these shares into a pro rata portion of funds deposited in the trust account and the holder will no longer own these shares following the Business Combination.

Notwithstanding the foregoing, a holder of Public Shares, together with any affiliate of his or any other person with whom he is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from seeking redemption rights with respect to 20% or more of the Public Shares. Accordingly, all Public Shares in excess of 20% held by a Public Stockholder will not be converted to cash.

PSAC’s Sponsor will not have redemption rights with respect to any shares of common stock owned by them, directly or indirectly.

Holders may demand conversion by delivering their stock, either physically or electronically using Depository Trust Company’s DWAC System, to PSAC’s transfer agent prior to the vote at the meeting. If you hold the shares in street name, you will have to coordinate with your broker to have your shares certificated or delivered electronically. Certificates that have not been tendered (either physically or electronically) in accordance with these procedures will not be converted into cash. There is a nominal cost associated with this tendering process and the act of certificating the shares or delivering them through the DWAC system. The transfer agent will typically charge the tendering broker $45 and it would be up to the broker whether or not to pass this cost on to the converting stockholder. In the event the proposed business combination is not consummated this may result in an additional cost to stockholders for the return of their shares.

Any request to convert such shares, once made, may be withdrawn at any time up to the vote on the business combination proposal. Furthermore, if a holder of a Public Share delivered its certificate in connection with an election of its conversion and subsequently decides prior to the applicable date not to elect to exercise such rights, it may simply request that the transfer agent return the certificate (physically or electronically).

If the Business Combination is not approved or completed for any reason, then PSAC’s Public Stockholders who elected to exercise their redemption rights will not be entitled to convert their shares into a pro rata portion of the trust account, as applicable. In such case, PSAC will promptly return any shares delivered by public holders. If PSAC would be left with less than $5,000,001 of net tangible assets as a result of the holders of Public Shares properly demanding conversion of their shares to cash, PSAC will not be able to consummate the Business Combination.

The closing price of PSAC common stock on          , 2021, the record date, was $          . The cash held in the trust account on such date was approximately $          ($          per Public Share). Prior to exercising redemption rights, stockholders should verify the market price of PSAC common stock as they may receive higher proceeds from the sale of their common stock in the public market than from exercising their redemption rights if the market price per share is higher than the conversion price. PSAC cannot assure its stockholders that they will be able to sell their shares of PSAC common stock in the open market, even if the market price per share is higher than the conversion price stated above, as there may not be sufficient liquidity in its securities when its stockholders wish to sell their shares.

If a holder of Public Shares exercises its redemption rights, then it will be exchanging its shares of PSAC common stock for cash and will no longer own those shares. You will be entitled to receive cash for these shares only if you properly demand conversion no later than the close of the vote on the business combination proposal by delivering your stock certificate (either physically or electronically) to PSAC’s transfer agent prior to the vote at the meeting, and the Business Combination is consummated.

Appraisal Rights

Neither stockholders, unitholders nor warrant holders of PSAC have appraisal rights in connection the Business Combination under the DGCL.

Proxy Solicitation Costs

PSAC is soliciting proxies on behalf of its board of directors. This solicitation is being made by mail but also may be made by telephone or in person. PSAC and its directors, officers and employees may also solicit proxies in person, by telephone or by other electronic means. PSAC will bear the cost of the solicitation.

PSAC has hired Morrow Sodali LLC to assist in the proxy solicitation process. PSAC will pay that firm a fee of $25,000 plus disbursements. Such payment will be made from non-trust account funds.

PSAC will ask banks, brokers and other institutions, nominees and fiduciaries to forward the proxy materials to their principals and to obtain their authority to execute proxies and voting instructions. PSAC will reimburse them for their reasonable expenses.

Sponsor

As of          , 2021, the record date, the Sponsor beneficially owned and was entitled to vote an aggregate of 6,227,812 Private Shares that were issued prior to or concurrently with PSAC’s initial public offering. Such shares currently constitute approximately 21% of the outstanding shares of PSAC’s common stock. The Sponsor and PSAC’s directors and officers have agreed to vote such Private Shares, as well as any shares of PSAC common stock acquired in the aftermarket, in favor of the business combination proposal. The Sponsor and PSAC’s directors and officers also intend to vote their shares in favor of all other proposals being presented at the meeting. The Private Shares held by the Sponsor have no right to participate in any redemption distribution and will be worthless if no business combination is effected by PSAC.

In connection with the initial public offering, the Sponsor entered into an escrow agreement pursuant to which the Founder Shares are held in escrow and may not be transferred (subject to limited exceptions) until one year after the consummation of an initial business combination or earlier if, subsequent to the consummation of an initial business combination, (i) the last sales price of PSAC’s common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations) for any 20 trading days within any 30 trading day period commencing at least 150 days after the initial business combination or (ii) PSAC (or any successor entity) consummates a subsequent liquidation, merger, stock exchange or other similar transaction which results in all of the company’s stockholders having the right to exchange their shares of common stock for cash, securities or other property. The Private Shares held by the Sponsor as a result of its purchase of private units are not transferable by the Sponsor until the closing of an initial business combination.

At any time prior to the Special Meeting, during a period when they are not then aware of any material nonpublic information regarding PSAC or its securities, the Sponsor, FF or its shareholder and/or their respective affiliates may purchase shares from institutional and other investors who vote, or indicate an intention to vote, against the business combination proposal, or execute agreements to purchase such shares from such investors in the future, or they may enter into transactions with such investors and others to provide them with incentives to acquire shares of PSAC’s common stock or vote their shares in favor of the business combination proposal. The purpose of such share purchases and other transactions would be to increase the likelihood of satisfaction of the requirements to complete the Business Combination where it appears that such requirements would otherwise not be met. While the exact nature of any such incentives has not been determined as of the date of this proxy statement/consent solicitation statement/prospectus, they might include, without limitation, arrangements to protect such investors or holders against potential loss in value of their shares, including the granting of put options and the transfer to such investors or holders of shares or rights owned by the Sponsor for nominal value.

Entering into any such arrangements may have a depressive effect on PSAC common stock. For example, as a result of these arrangements, an investor or holder may have the ability to effectively purchase shares at a price lower than market value and may therefore be more likely to sell shares, either prior to or immediately after the Special Meeting.

If such transactions are effected, the consequence could be to cause the Business Combination to be approved in circumstances where such approval could not otherwise be obtained. Purchases of shares by the persons described above would allow them to exert more influence over the approval of the business combination proposal and other proposals and would likely increase the chances that such proposals would be approved.

No agreements dealing with the above arrangements or purchases have been entered into as of the date of this proxy statement/consent solicitation statement/prospectus. PSAC will file a Current Report on Form 8-K to disclose arrangements entered into or significant purchases made by any of the aforementioned persons that would affect the vote on the business combination proposal or the net tangible asset threshold. Any such report will include descriptions of any arrangements entered into or significant purchases by any of the aforementioned persons.

FF’S SOLICITATION OF WRITTEN CONSENTS OR PROXIES

Purpose of the Consent or Proxy Solicitation; Recommendation of FF’s Board of Directors

FF’s board of directors is providing this proxy statement/consent solicitation statement/prospectus to FF shareholders. FF shareholders holding shares with voting rights are being asked to adopt and approve the adoption of the Merger Agreement and the Business Combination (the “FF merger proposal”) by executing and delivering the written consent furnished with this proxy statement/consent solicitation statement/prospectus.

For more information regarding the FF merger proposal, see the section entitled “The Business Combination Proposal.”

After consideration, FF’s board of directors unanimously approved and declared advisable the Merger Agreement and the Business Combination upon the terms and conditions set forth in the Merger Agreement, and unanimously determined that the Merger Agreement (including, but not limited to, the Plan of Merger, attached as Exhibit D thereto) and the Business Combination are in the best interests of FF and its shareholders. FF’s board of directors unanimously recommends that FF shareholders holding shares with voting rights approve the FF merger proposal.

FF Shareholders Entitled to Consent or Vote

Only FF shareholders of record, holding shares with voting rights, as of the close of business on          , 2020, (the “FF Record Date”), will be entitled to execute and deliver a written consent or vote on the FF merger proposal. As of the close of business on the FF Record Date, there were [1,073,582,246] shares with voting rights outstanding.

Required Written Consents or Votes

The approval of the FF merger proposal requires approval by special resolution, being the affirmative vote or consent of the holders of not less than two-thirds of the voting power of such FF shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting of FF of which notice specifying the intention to propose the resolution as a special resolution has been duly given and where a poll is taken regard shall be had in computing a majority to the number of votes to which each FF shareholder is entitled; or approved in writing by all of the FF shareholders entitled to vote at a general meeting of FF in relation thereto, in one or more instruments each signed by one or more of such FF shareholders and the effective date of the special resolution so adopted shall be the date on which the instrument or the last of such instruments, if more than one, is executed.

Concurrently with the execution of the Merger Agreement, PSAC and FF entered into support agreements with certain FF shareholders (the “Supporting FF Shareholders”), requiring each Supporting FF Shareholder to approve and vote in favor of the Business Combination, subject to the terms and conditions set forth therein. The FF shares that are owned by the Supporting FF Shareholders and that are subject to the support agreements represent nearly 100% of the voting power of FF, in each case, as of January 27, 2021; accordingly, FF expects to have the required votes to obtain the FF shareholder approval required under the Merger Agreement.

Submission of Written Consents or Proxies

You may consent to or vote in favor of the FF merger proposal with respect to your FF shares by completing, dating and signing the written consent or proxy enclosed with this proxy statement/consent solicitation statement/prospectus and promptly returning it to FF by the consent or voting deadline.

Once you have completed, dated and signed the written consent, you may deliver it to FF by emailing a .pdf copy to Jarret Johnson, General Counsel of FF, at jarret.johnson@ff.com or by mailing your written consent or proxy to FF Intelligent Mobility Global Holdings Ltd., 18455 S. Figueroa Street, Gardena, California 90248, Attention: General Counsel.

FF’s board of directors has set          , 2021 as the consent or voting deadline. FF reserves the right to extend the consent or voting deadline beyond          , 2021. Any such extension may be made without notice to FF shareholders.

Executing Written Consents or Proxies; Revocation of Written Consents or Proxies

You may execute a written consent or proxy to approve the FF merger (which is equivalent to a vote “FOR” such proposal), or disapprove, or abstain from consenting or voting with respect to, the FF merger proposal (which is equivalent to a vote “AGAINST” such proposal). If you do not return your written consent, it will have the same effect as a vote “AGAINST” the FF merger proposal. If you are a record holder of FF shares with voting rights on the FF Record Date and you return a signed written consent or proxy without indicating your decision on the FF merger proposal, you will have given your consent or proxy (as applicable) to approve such proposal.

Your consent or proxy to the FF merger proposal may be changed or revoked at any time before the consent or voting deadline. If you wish to change or revoke your consent or proxy before the consent or voting deadline, you may do so by sending a new written consent or proxy with a later date or by delivering a notice of revocation, in either case by emailing a .pdf copy to Jarret Johnson, General Counsel of FF, at jarret.johnson@ff.com or by mailing your written consent or proxy to FF Intelligent Mobility Global Holdings Ltd., 18455 S. Figueroa Street, Gardena, California 90248, Attention: General Counsel.

Solicitation of Written Consents or Proxies; Expenses

The expense of preparing, printing and mailing these consent solicitation materials is being borne by FF. Officers and employees of FF may solicit consents or proxies by telephone and in person, in addition to solicitation by mail. These persons will receive their regular compensation but no special compensation for soliciting consents or proxies.

THE BUSINESS COMBINATION PROPOSAL

The discussion in this proxy statement/consent solicitation statement/prospectus of the Business Combination and the principal terms of the Merger Agreement is subject to, and is qualified in its entirety by reference to, the Merger Agreement. A copy of the Merger Agreement is attached as Annex A to this proxy statement/consent solicitation statement/prospectus.

Structure of the Transactions

The Merger Agreement provides, among other things, for Merger Sub to merge with and into FF, with FF surviving as a wholly owned subsidiary of PSAC.

Under the Merger Agreement, the outstanding FF shares (other than the outstanding FF shares held by FF Top), the outstanding FF converting debt and certain other outstanding liabilities of FF will be converted into              shares of new Class A common stock of New FF following the Transactions and, for FF Top,              shares of new Class B common stock of New FF following the Transactions based on the Exchange Ratio, the numerator of which is equal to (i) the number of shares of PSAC common stock equal to the quotient of (A) $2,716,000,000 (plus net cash of FF, less debt of FF, plus debt of FF that will be converted into shares of PSAC common stock, plus any additional bridge loan in an amount not to exceed $50,000,000), divided by (B) $10, minus (ii) an additional 25,000,000 shares which may be issuable to FF stockholders as additional consideration upon certain price thresholds, and the denominator of which is equal to the sum of (y) the number of outstanding shares of FF, including shares issuable upon exercise of vested FF options and vested FF warrants (in each case assuming cashless exercise) and upon conversion of outstanding convertible notes, and (z) the indicative number of FF shares with respect to the outstanding FF converting debt.

Additionally, each FF option or FF warrant that is outstanding immediately prior to the closing of the Business Combination (and by its terms will not terminate upon the closing of the Business Combination) will remain outstanding and convert into the right to purchase a number of shares of New FF Class A common stock equal to the number of FF ordinary shares subject to such option or warrant multiplied by the Exchange Ratio at an exercise price per share equal to the current exercise price per share for such option or warrant divided by the Exchange Ratio, with the aggregate amount of shares of Class A common stock issuable upon exercise of such options and warrants to be          . Accordingly, this prospectus covers up to an aggregate of          shares of PSAC common stock.

Following the closing of the Business Combination, and as additional consideration for the Merger and the other transactions contemplated by the Business Combination, after the occurrence of the triggering events described below within the Earnout Period, New FF will issue or cause to be issued to each FF shareholder (allocated among them as set forth on the allocation schedule in the Merger Agreement), the following shares of Class A common stock (the “Earnout Shares”), upon the terms and subject to the conditions set forth in the Merger Agreement:

•        upon the occurrence of Earnout Triggering Event I, a one-time issuance of 12,500,000 Earnout Shares in the aggregate; and

•        upon the occurrence of Earnout Triggering Event II, a one-time issuance of 12,500,000 Earnout Shares in the aggregate.

For the avoidance of doubt, FF shareholders shall be entitled to receive Earnout Shares upon the occurrence of each Earnout Triggering Event; provided, however, that each triggering event described above shall only occur once, if at all, and in no event shall FF shareholders be entitled to receive more than an aggregate of 25,000,000 Earnout Shares.

In connection with the Business Combination, each outstanding share of PSAC’s common stock, by its terms, will automatically convert into one share of Class A common stock upon consummation of the Business Combination. Each outstanding warrant of PSAC entitles the holder thereof to purchase shares of Class A common stock beginning on the later of 30 days after the consummation of a business combination and 12 months from the closing of the initial public offering.

Immediately after the closing of the Business Combination, assuming no Public Stockholder exercises its redemption rights, former FF shareholders and converting FF debtholders will own approximately [66.3]% of the shares of New FF common stock to be outstanding immediately after the Business Combination, current PSAC stockholders will own approximately [9.3]% of the shares of New FF common stock, and the remaining [24.4]% will be held by the investors purchasing PSAC common stock in the Private Placement, in each case, based on the number of shares of PSAC common stock outstanding as of          , 2021 (in each case, without regard to (i) any shares of New FF common stock issuable upon exercise of options and warrants and (ii) any Earnout Shares).

FF Headquarters; Stock Symbols

After completion of the Transactions:

•        the corporate headquarters and principal executive offices of New FF will be located at 18455 S. Figueroa St., Gardena, CA 90248, which is FF’s corporate headquarters; and

•        if the parties’ application for listing is approved, PSAC’s shares of common stock and warrants will be traded on the Nasdaq Stock Market under the symbols FFIE and FFIEW, respectively.

Background of the Business Combination

PSAC is a blank check company formed in order to effect a merger, share exchange, asset acquisition, stock purchase, recapitalization, reorganization or other similar business combination with one or more businesses or entities. PSAC was incorporated under the laws of the State of Delaware on February 11, 2020.

The Business Combination with FF is the result of an extensive search for a potential transaction and business combination utilizing the network and investing and transaction experience of PSAC’s management team. The terms of the Merger Agreement are the result of arm’s-length negotiations between representatives of PSAC and FF. The following is a brief discussion of the background of these negotiations, the Merger Agreement and the Business Combination.

On July 24, 2020, PSAC closed its initial public offering. Prior to the consummation of its initial public offering, neither PSAC, nor anyone on its behalf, contacted any prospective target businesses or had any substantive discussions, formal or otherwise, with respect to a transaction with PSAC.

From the date of the initial public offering through the signing of the Merger Agreement with FF on January 27, 2021, representatives of PSAC contacted and were contacted by a number of individuals and entities with respect to business combination opportunities and engaged in discussions with several possible target businesses regarding potential transactions. During that period, PSAC’s officers and directors identified and met with over 40 potential target businesses from a wide range of industry segments and had in person and/or virtual and telephonic meetings with many target management teams, owners, and their representatives. The decision not to pursue any particular target business that PSAC analyzed was generally the result of one or more of (i) PSAC’s determination that such business did not represent as attractive a target as FF due to a combination of business prospects (including expected revenue growth, nature of customer and supplier arrangements and competitive strength of products and services), strategy, management teams, structure and valuation, (ii) a difference in valuation expectations between PSAC, on the one hand, and the target and/or its owners, on the other hand, (iii) a potential target’s unwillingness to engage with PSAC given the timing and uncertainty of closing due to the requirement for PSAC stockholder approval or (iv) a potential target’s unwillingness to engage with PSAC given conflicting business objectives on the target’s side.

On an ongoing basis, FF’s management team and board of directors, together with its financial and legal advisors, have reviewed and evaluated potential strategic opportunities and alternatives with a view to enhancing shareholder value. Such opportunities and alternatives have included, among other things, secured and unsecured debt and public and private equity financings to support the company’s operational needs and advance the development and production of the FF 91.

In June 2020, FF began discussions with representatives of Stifel Nicolas & Co., Inc. (“Stifel”) and Credit Suisse Securities (USA) LLC (“Credit Suisse”) about ongoing interest that had been expressed in FF from multiple parties interested in acquisition or capital raising opportunities. On July 19, 2020, FF engaged Credit Suisse to act as the company’s equity capital markets advisor with respect to a sale to, or merger with, a special purpose acquisition company. On July 22, 2020, FF engaged Stifel and its subsidiary, Miller Buckfire & Co., LLC, as its financial advisor and investment banker to advise and assist FF in pursuing a sale or financing transaction. Prior to the signing of the letter of intent with PSAC and Riverside on October 20, 2020, representatives of FF contacted and were contacted by a number of individuals and entities with respect to acquisition and capital raising opportunities.

PSAC met FF as a result of its relationship with Riverside Management Group. Riverside, who is familiar with the business of FF, signed a non-disclosure agreement with PSAC on October 12, 2020 in order to discuss FF and its attractiveness as a potential target for a business combination. After determining that FF was an attractive acquisition target and that further, in depth analysis would be warranted, PSAC and Riverside entered into a services agreement, dated as of October 13, 2020 (and amended on October 26, 2020), pursuant to which Riverside would provide consulting and advisory services in connection with a possible business combination between PSAC and FF in exchange for (i) $10 million in cash from PSAC at the closing of the business combination, (ii) shares of common stock in PSAC from the Sponsor at the closing of the business combination equal to 0.625% of the enterprise value of FF, and (iii) PSAC common stock at the closing of the business combination having a value equal to $6,900,000.00, with an attributed value of $10.00 per share of common stock. On October 13, 2020, Riverside facilitated a meeting between representatives of PSAC and FF to discuss each party’s interest in pursuing a possible business combination. Also on October 13, 2020, Riverside and PSAC held a call to discuss and review diligence materials sent across by Riverside. On October 14, 2020, PSAC received a high-level overview of FF’s business, and PSAC provided FF with materials summarizing PSAC’s management and board of directors and the process and timing of effecting a potential financing transaction with a special purpose acquisition company.

On October 15, 2020, representatives of FF, PSAC and Riverside met by virtual meeting to further discuss PSAC’s interest in effecting a business combination transaction with FF, current market conditions for SPAC transactions, recently completed comparable transactions and timing and process issues. Also on October 15, 2020, Riverside and PSAC held a virtual meeting to discuss PSAC’s questions on the diligence materials and to discuss next steps in preparing a letter of intent, valuation, and potential governance structure. Over the next seven days, representatives of PSAC, Riverside and FF engaged in discussions about the business plan and prospects of FF, the capitalization structure of FF and PSAC, the funding required by FF to execute its business plan and potential governance structure of a combined company. PSAC, together with Riverside, also commenced due diligence on FF, including with respect to its operations, financial condition, intellectual property, technology, suppliers and corporate structure. PSAC’s legal advisor, Latham & Watkins, LLP (“Latham & Watkins”), commenced legal diligence on FF.

On October 16, 2020, PSAC sent to FF an initial draft of a letter of intent setting forth the proposed terms of a transaction between PSAC and FF. The letter of intent proposed an enterprise value for FF of approximately $2.706 billion inclusive of the value of a $250 million earn-out, payable in the equity of the combined company, and assuming net debt of approximately $841 million (approximately $668 million of which would be converted into equity or options). The letter also contemplated the concurrent Private Placement of approximately $600 million to help fund the FF business plan.

In the evening on October 16, 2020, FF, through its legal counsel, Sidley Austin LLP (“Sidley Austin”), sent back to PSAC a revised letter of intent indicating that the enterprise value and quantum of debt, including the amount of debt that would be converted into equity, had to be further discussed and that the size of private placement to be raised from third party investors should be reduced to around $500 million. On October 17, 2020, Riverside and PSAC held a call to discuss FF’s proposed revisions to the letter of intent. On October 18, 2020, PSAC delivered a further revised draft of the letter of intent to FF contemplating a $620 million private placement to be raised from third party investors.

On October 19, 2020, FF’s board of directors met to review and discuss the letter of intent. Dr. Carsten Breitfeld, Brian Krolicki, Matthias Aydt, Jiawei Wang and Chaoying Deng, being all of the members of the FF board of directors, were present at and participated in the meeting. Also participating by invitation were certain members of FF management, representatives of Sidley Austin, Credit Suisse and Stifel, and representatives of FF’s secured lenders, Birch Lake Partners, LP (“Birch Lake”) and ATW Partners, LLC (“ATW”). Following the Board meeting, FF, through its legal counsel, Sidley Austin, sent back to PSAC a further revised letter of intent indicating that the size of private placement to be raised from third party investors should be reduced to a range around $500 million.

Also on October 19, 2020, Riverside and PSAC held a call regarding ongoing discussions on a bridge loan and the liabilities and capital structure of the potential combined company. On October 20, 2020, FF, PSAC and Riverside entered into a non-disclosure agreement relating to the proposed transaction, and PSAC, Riverside and FF engaged in several conversations regarding the terms of the draft letter of intent. On October 20, 2020, the parties executed a revised draft of the letter of intent (the “Letter of Intent”) setting forth an FF enterprise value of $2.716 billion, inclusive of the $250 million earn-out, and assuming net debt of approximately $841 million (approximately $668 million of which would be converted into equity or options). The Letter of Intent contemplated a concurrent PSAC private placement of $500 million, exclusive of approximately $250 million that might be raised from a potential FF strategic investor. Pursuant to the Letter of Intent, FF also agreed to have exclusive negotiations with PSAC until December 31, 2020 (subject to automatic extensions if the parties were negotiating in good faith). Following the execution of the Letter of Intent, PSAC, Riverside and FF continued to conduct due diligence, including business and legal due diligence involving the respective third-party advisors of PSAC and FF.

On October 23, 2020, PSAC’s board of directors met via teleconference. Jordan Vogel, Aaron Feldman, David Amsterdam, Avi Savar, and Eduardo Abush, being all the members of the PSAC board of directors, were present at and participated in the meeting. At this meeting, the PSAC board members discussed the Letter of Intent, ratified its execution and discussed due diligence on Faraday.

On November 3, 2020, Latham & Watkins circulated an initial draft of the Merger Agreement to FF’s legal counsel, Sidley Austin. The draft of the Merger Agreement reflected the terms of the Letter of Intent. The initial draft of the Merger Agreement also provided for, among other things: (i) a transaction structure which required soliciting and obtaining the approval of PSAC and FF shareholders after the execution of the merger agreement, (ii) the issuance of PSAC common stock as consideration in the merger pursuant to a registration statement, (iii) a mutual closing condition in favor of both PSAC and FF providing that PSAC’s cash at closing (the funds contained in the trust account as of immediately prior to the effective time, plus all other cash and cash equivalents of PSAC, minus the aggregate amount of cash proceeds that would be required to satisfy the redemption of any shares of PSAC common stock pursuant to the redemption offer (to the extent not already paid), plus the cash proceeds from the Private Placement) will equal or exceed an amount to be determined by the parties (such condition, the “Minimum Cash Condition”), (iv) regulatory efforts covenants requiring the parties to use reasonable best efforts to take all actions necessary in order to obtain regulatory clearance, (v) the entry into certain ancillary agreements concurrently with the execution of the merger agreement and (vi) representations, warranties and covenants customary for transactions of this type.

On November 6, 2020, PSAC’s board of directors met via teleconference. Jordan Vogel, Aaron Feldman, David Amsterdam, Avi Savar, and Eduardo Abush, being all the members of the PSAC board of directors, were present at and participated in the meeting. At this meeting, the PSAC board members discussed the transaction process involving Faraday, the pro forma liabilities of Faraday and the risk factors relating to the Faraday business and the potential transaction.

On November 9, 2020, Sidley Austin circulated a revised draft of the Merger Agreement to Latham & Watkins. The key issues addressed in the revised draft were (i) certain changes to the calculation methodology and payment terms regarding the earn-out , (ii) the calculation of indebtedness and conversion of certain debt to equity in the merger, (iii) the scope of certain representations and warranties, and (iv) the structure of the transaction pending further analysis.

On November 12, 2020, Latham & Watkins circulated a revised draft of the Merger Agreement to Sidley Austin. The key issue addressed in the revised draft was a change in the transaction structure from a Delaware public holding company and a single merger of a Cayman merger subsidiary with and into FF to a Cayman public holding company and a dual-merger structure in which FF would create new acquisition entities that would merge into FF and PSAC.

On November 13, 2020, PSAC’s board of directors met via teleconference. Jordan Vogel, Aaron Feldman, David Amsterdam, Avi Savar, and Eduardo Abush, being all the members of the PSAC board of directors, were present at and participated in the meeting. Also participating by invitation were Tom Maloney, Jeff Vergamini and Ben Selinger of Deutsche Bank Securities, Inc. (“DB”), financial advisor to PSAC, and Jeffrey Gallant of Graubard Miller, general counsel to PSAC. At this meeting, DB gave a presentation about FF and its business, operations and financial outlook following a possible business combination involving PSAC. DB and the PSAC board of directors also discussed the potential Private Placement that was being considered in connection with the proposed Business Combination. After discussion, the board of directors approved a motion giving PSAC management authority to continue to pursue the Business Combination. Between November 16, 2020 and December 6, 2020, Sidley Austin and Latham & Watkins exchanged several revised drafts of the Merger Agreement and ancillary agreements, with the key issues addressed in such revised drafts including (i) certain changes to the mechanics of the merger, (ii) the treatment of antitrust filing fees, (iii) the treatment of the conversion of existing FF indebtedness into FF stock and PSAC stock prior to or in connection with the closing and (iv) whether FF would have the right to terminate the Merger Agreement in the event it did not obtain stockholder approval. Latham & Watkins and Sidley Austin agreed on behalf of their respective clients that the Minimum Cash Condition would be $450 million. During this time, PSAC, Riverside and FF continued to have discussions about their respective businesses and background information to facilitate due diligence and to begin the preparation of a proxy statement/prospectus that would be filed following the announcement of a Business Combination.

Beginning on November 14, 2020, Credit Suisse and Stifel contacted potential investors who have a track record of long-term investments and an interest in investing in similar transactions on a “wall cross” basis to arrange for investor meetings with PSAC, Riverside and FF. From November 14, 2020 through January 27, 2021, PSAC, Riverside, and FF, together with Credit Suisse and Stifel, held over 300 investor meetings with certain potential investors in the Private Placement. Credit Suisse and Stifel began outreach to select strategic investors on November 14, 2020 and reached out to approximately 80 potential investors. Outreach to approximately 75 institutional investors in Asia commenced on December 1, 2020. Outreach to approximately 150 institutional investors in the United States commenced on January 4, 2021. FF arranged for a digital data room to be established to provide certain financial and commercial materials of FF to prospective Private Placement investors who agreed to be brought “over the wall”. On October 30, 2020, Latham & Watkins delivered an initial draft of the form subscription agreement for the Private Placement to Sidley Austin. Between October 30, 2020 and November 9, 2020, Latham & Watkins and Sidley Austin finalized the form of subscription agreement. The form of subscription agreement was made available to potential investors in the Private Placement through a digital data room on January 11, 2021. From January 11, 2021 through January 27, 2021, Credit Suisse, Stifel, PSAC, Riverside and FF held follow-up phone calls with prospective investors in the Private Placement, negotiated the terms of the subscription agreements with prospective investors and their respective counsel, and received indications of interest.

On each of December 7, 2020 and December 18, 2020, representatives of Latham & Watkins and Sidley Austin met by telephone to discuss issues regarding the transaction structure, including the advisability of retaining the dual-merger structure or reverting back to the single-merger structure and the tax implications of each option.

On December 11, 2020, PSAC’s board of directors met via teleconference. Jordan Vogel, Aaron Feldman, David Amsterdam, Avi Savar, and Eduardo Abush, being all the members of the PSAC board of directors, were present at and participated in the meeting. At this meeting, the PSAC board members discussed the Private Placement process and strategy.

Also on December 11, 2020, FF’s board of directors met via virtual meeting. Dr. Carsten Breitfeld, Brian Krolicki, Matthias Aydt, Jiawei Wang and Chaoying Deng, being all of the members of the FF board of directors, were present at and participated in the meeting. Also participating by invitation were certain members of FF management, representatives of Sidley Austin, Credit Suisse, Stifel, Birch Lake and ATW, and representatives of Lowenstein Sandler LLP (“Lowenstein”), the trustee of the Founding Future Creditors Trust. At this meeting, Jiawei Wang, FF’s Vice President Global Capital Markets, provided an overview of the history and current status of FF’s negotiations with PSAC, an overview of the proposed transaction, pro forma valuation, the status of PSAC’s efforts to line up Subscription Investors to participate in the Private Placement and the anticipated transaction timeline. FF board members engaged in discussion about the proposed transaction but took no formal action at this meeting.

On December 17, 2020, PSAC and FF entered into an amendment to the Letter of Intent extending the exclusivity period through March 31, 2021.

On December 19, 2020, Latham & Watkins circulated a revised draft of the Merger Agreement to Sidley Austin. The key issue addressed in the revised draft was reverting the transaction structure from a dual-merger structure back to a single merger of a Cayman merger subsidiary with and into FF. The decision to change the transaction structure was made by the parties based on the results of a detailed tax analysis performed by the parties’ tax and legal advisors.

On December 24, 2020, PSAC’s board of directors met via teleconference. Jordan Vogel, Aaron Feldman, David Amsterdam, Avi Savar, and Eduardo Abush, being all the members of the PSAC board of directors, were present at and participated in the meeting. At this meeting, the PSAC board members discussed the potential Business Combination, due diligence process and plans for the Private Placement.

On January 8, 2021, PSAC’s board of directors met via teleconference. Jordan Vogel, Aaron Feldman, David Amsterdam, Avi Savar, and Eduardo Abush, being all the members of the Board, were present at and participated in the meeting. Also participating by invitation were David Allinson of Latham & Watkins, special counsel to PSAC, and Jeffrey Gallant of Graubard Miller, general counsel to PSAC. At this meeting, Mr. Vogel provided an overview of the status of PSAC’s negotiations with FF regarding the Business Combination and PSAC’s discussions with potential Subscription Investors. Mr. Allinson provided an overview of, and led discussions regarding, the key terms of the Merger Agreement and ancillary documents, including the calculation of the exchange ratio, the scope of the representations and warranties, the closing conditions, and the material covenants. Mr. Allinson and members of the board also discussed the status of the Form S-4 registration statement, post-signing filing process and transaction timeline. After discussion, the board of directors approved a motion giving PSAC management authority to continue to pursue the Business Combination and take actions necessary to consummate it, short of executing the Merger Agreement, which execution would require approval at a separate meeting of the board of directors or by a subsequent written consent of the board of directors.

Legal counsel to the parties continued to exchange comments to the Merger Agreement and ancillary agreements until they were substantially finalized on January 27, 2021. PSAC continued its efforts to finalize and execute Subscription Agreements with Subscription Investors participating in the Private Placement.

On January 27, 2021, FF’s board of directors met via virtual meeting, at which Dr. Carsten Breitfeld, Brian Krolicki, Matthias Aydt, Jiawei Wang and Chaoying Deng, being all of the members of the FF board of directors, were present at and participated in the meeting. Also participating by invitation were certain members of FF management, representatives of Sidley Austin, Credit Suisse, Stifel, Birch Lake, ATW and Lowenstein. At this meeting, Jiawei Wang, FF’s Vice President Global Capital Markets, provided an update on the status of negotiations concerning the terms of the Business Combination, which had come to a conclusion, and the status of commitments obtained from Subscription Investors to participate in the Private Placement. Vijay Sekhon of Sidley Austin provided an updated summary of key terms of the Merger Agreement and ancillary agreements. After discussion, FF’s board of directors unanimously approved the Merger Agreement, ancillary agreements and the FF charter amendment.

On January 27, 2021, Latham & Watkins circulated final drafts of the Merger Agreement and ancillary documents to the board of directors of PSAC. On January 27, 2021, PSAC’s board of directors met via virtual meeting. Jordan Vogel, Aaron Feldman, David Amsterdam, Avi Savar, and Eduardo Abush, being all the members of the Board, were present at and participated in the meeting. Also participating by invitation were representatives of Latham & Watkins, special counsel to PSAC. At this meeting, Mr. Feldman provided an overview of the Private Placement process and size of the Private Placement. After the board of directors discussed the Private Placement and asked questions, members of the board asked the representatives of Latham & Watkins about the merger agreement, ancillary agreements and the conclusion of negotiations of the Business Combination among the parties as well as the regulatory approval process. The board of directors also discussed the finalization of the shareholders agreement and corporate governance provisions that would apply following completion of the Business Combination. Representatives of Latham & Watkins discussed with the board their fiduciary duties relating to the approval of the Business Combination and related matters. After further discussion, the board of directors approved a motion giving PSAC management authority to finalize all transaction documentation and to circulate all final documentation to the board of directors for approval evidenced by written consent of the board of directors. Following distribution of all final transaction documentation later on January 27, 2021, the PSAC board of directors executed a written consent dated January 27, 2021 approving the Private Placement, the Merger Agreement, all ancillary agreements and resolving to submit for approval of its stockholders the Merger Agreement and the transactions contemplated thereby, including the issuance of common stock of PSAC necessary to consummate the Private Placement and the Business Combination.

The Merger Agreement was signed on January 27, 2021. Prior to market open January 28, 2021, PSAC and FF jointly issued a press release announcing the signing of the Merger Agreement, and PSAC filed a Current Report on Form 8-K announcing the execution of the Merger Agreement and discussing the key terms of the Merger Agreement in detail.

PSAC’s Board of Directors’ Reasons for Approval of the Transactions

PSAC’s board of directors, in evaluating the Business Combination, consulted with PSAC’s management and legal and financial advisors. In reaching its unanimous resolution (i) that the terms and conditions of the Merger

Agreement, including the proposed Business Combination, are advisable, fair to, and in the best interests of PSAC and its stockholders and (ii) to recommend that stockholders adopt and approve the Merger Agreement and approve the Transactions contemplated therein, PSAC’s board considered a range of factors, including but not limited to, the factors discussed below. In light of the number and wide variety of factors, the PSAC board of directors did not consider it practicable to and did not attempt to quantify or otherwise assign relative weights to the specific factors it considered in reaching its determination. The PSAC board of directors viewed its position as being based on all of the information available and the factors presented to and considered by it. In addition, individual directors may have given different weight to different factors. This explanation of PSAC’s reasons for the Business Combination and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under “Forward-Looking Statements.”

In approving the Transactions, the PSAC board of directors determined not to obtain a fairness opinion. The officers and directors of PSAC have substantial experience in evaluating the operating and financial merits of companies from a wide range of industries and concluded that their experience and backgrounds, together with the experience and sector expertise of PSAC’s financial advisors, including Riverside Management Group, LLC (“Riverside”), Credit Suisse Securities (USA) LLC, Deutsche Bank Securities Inc. and Stifel, Nicolaus & Company, Incorporated, enabled them to make the necessary analyses and determinations regarding the Business Combination with FF. In addition, PSAC’s officers and directors and PSAC’s advisors have substantial experience with mergers and acquisitions.

In considering the Business Combination, the PSAC board of directors gave considerable weight to the following factors:

•        Battery, Drivetrain and related Technologies.    PSAC’s board of directors considered FF’s competitiveness supported by approximately 880 filed or issued utility and design patents, including with respect to battery, drivetrain and related technologies. In addition, PSAC’s board of directors considered FF’s industry leading and differentiated variable platform architecture and propulsion technology;

•        Advanced Internet, Autonomous Driving and Intelligence (I.A.I) Technology.    PSAC’s board of directors considered FF’s integrated technology stack, created by a team with deep industry experience in developing and deploying large scale internet services and applications, including I.A.I. technology;

•        Focus on a Target Market.    PSAC’s board of directors considered FF’s initial focus on the premium luxury market with the launch of the FF 91, a class defining vehicle with the potential to establish FF as a premium automotive brand, before achieving larger production volumes across various vehicle segments;

•        Manufacturing Facilities.    With 42 prototype and pre-production assets and its leased manufacturing facility, FF is believed to be one of the closest, emerging, electric vehicle manufacturers to production. PSAC’s board of directors considered the quality control advantages that access to the leased manufacturing facility may have on FF’s ability to come to market;

•        Shift to Zero Emission Vehicles.    PSAC’s board of directors considered the secular trends in electric vehicles. Electric Vehicles are projected to grow at a 30% CAGR to 2030 and electric vehicle penetration is expected to reach 60% of vehicles sold in the U.S. by 2040;

•        Market Valuation of Comparable Companies.    The PSAC board of directors believes that FF’s expected enterprise value/EBITDA/revenue multiples compare favorably to the public trading market valuations of electric vehicle manufacturers which PSAC considers comparable (Fisker, Lordstown and Canoo);

•        Due Diligence.    The results of PSAC’s due diligence investigation of FF conducted by PSAC’s management team and its financial, technical and legal advisors;

•        Proven Management Team.    PSAC’s board of directors believe that FF has an experienced management team with a proven ability to design, develop and commercially produce vehicles. FF’s executive team includes former executives and engineers that have extensive experience at leading automobile companies, including electric vehicle focused automobile companies;

•        Terms of the Merger Agreement.    PSAC’s board of directors reviewed the financial and other terms of the Merger Agreement and determined that it was reasonable;

•        Other Alternatives.    PSAC’s board of directors believes, after a thorough review of other business combination opportunities reasonably available to PSAC, that the Business Combination represents the best potential business combination for PSAC and the most attractive opportunity for PSAC based upon the process utilized to evaluate and assess other potential business combination targets. PSAC’s board of directors believes that such process has not presented a better alternative.

The PSAC board of directors also considered a variety of uncertainties and risks and other potentially negative factors concerning the Business Combination, including, but not limited to, the following:

•        The risk that the potential benefits of the Business Combination may not be fully achieved, or may not be achieved within the expected time frame;

•        The risk that FF is a pre-revenue company with a history of losses, and expects to incur significant expenses and continuing losses for the foreseeable future, in addition to the risks associated with executing on its business plan, including without limitation the risk that FF may be unable to adequately control the cost associated with its operation;

•        The risk that the closing might not occur in a timely manner or that the closing might not occur at all, despite the companies’ efforts;

•        The risk that FF’s business and prospects depend significantly on its ability to build the Faraday Future brand. FF may not succeed in continuing to establish, maintain and strengthen the Faraday Future brand, and its brand and reputation could be harmed by negative publicity regarding FF or its EVs;

•        The risk that FF may not be successful in competing in the automotive market, which is highly competitive.

The PSAC board of directors concluded that the potential benefits that it expected PSAC and its stockholders to achieve as a result of the Transactions outweighed the potentially negative factors associated with the Transactions. The board also noted that the PSAC stockholders would have a substantial economic interest in New FF (depending on the level of PSAC stockholders that sought conversion of their Public Shares into cash). Accordingly, the board unanimously determined that the Merger Agreement and the Transactions contemplated therein, were advisable, fair to, and in the best interests of the PSAC and its stockholders.

Certain Forecasted Financial Information for FF

Although the assumptions and estimates on which the forecasts for revenue and costs are based are believed by FF’s management to be reasonable and based on the best then-currently available information, the financial forecasts are forward-looking statements that are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond FF’s control. While all forecasts are necessarily speculative, FF believes that the prospective financial information covering periods beyond twelve months from its date of preparation carries increasingly higher levels of uncertainty and should be read in that context. There will be differences between actual and forecasted results, and actual results may be materially greater or materially less than those contained in the forecasts. The inclusion of the forecasted financial information in this proxy statement/consent solicitation statement/prospectus should not be regarded as an indication that FF or its representatives considered or consider the forecasts to be a reliable prediction of future events, and reliance should not be placed on the forecasts.

The forecasts were requested by, and disclosed to, PSAC for use as a component in its overall evaluation of FF, and are included in this proxy statement/consent solicitation statement/prospectus on that account. FF has not warranted the accuracy, reliability, appropriateness or completeness of the forecasts to anyone, including to PSAC. Neither FF’s management nor any of its representatives has made or makes any representation to any person regarding the ultimate performance of FF compared to the information contained in the forecasts, and none of them intends to or undertakes any obligation to update or otherwise revise the forecasts to reflect circumstances existing after the date when made or to reflect the occurrence of future events in the event that any or all of the assumptions underlying the forecasts are shown to be in error. Accordingly, they should not be looked upon as “guidance” of any sort. FF will not refer back to these forecasts in its future periodic reports filed under the Exchange Act.

FF does not as a matter of course make public projections as to future sales, earnings or other results. However, FF’s management has prepared the prospective financial information set forth below to present the key elements of the forecasts provided to PSAC. The accompanying prospective financial information was not prepared with a view toward public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information, but, in the view of FF’s management, was prepared on a reasonable basis, reflects currently available estimates and judgments, and presents, to management’s knowledge and belief, the expected course of action and the expected future financial performance of FF. However, this information is not fact and should not be relied upon as being necessarily indicative of future results, and readers of this proxy statement/consent solicitation statement/prospectus are cautioned not to place undue reliance on the prospective financial information.

The prospective financial information included in this proxy statement/consent solicitation statement/prospectus has been prepared by, and is the responsibility of, FFs management. PricewaterhouseCoopers LLP, the independent registered public accounting firm of FF, has not audited, reviewed, examined, compiled nor applied agreed-upon procedures with respect to the accompanying prospective financial information and, accordingly, PricewaterhouseCoopers LLP does not express an opinion or any other form of assurance with respect thereto. The PricewaterhouseCoopers LLP report included in this proxy statement/consent solicitation statement/prospectus relates to FF’s previously issued financial statements. It does not extend to the prospective financial information and should not be read to do so.

Satisfaction of 80% Test

It is a requirement under PSAC’s amended and restated certificate of incorporation that any business acquired by PSAC have a fair market value equal to at least 80% of the balance of the funds in the trust account (excluding the deferred underwriting commissions and taxes payable on the income earned on the trust account) at the time of the execution of a definitive agreement for an initial business combination. Based on the financial analyses used to approve the Business Combination described herein, PSAC’s board of directors determined that this requirement was met.

Interests of PSAC’s Directors and Officers in the Business Combination

In considering the recommendation of the board of directors of PSAC to vote in favor of approval of the business combination proposal, the charter amendments proposal and the other proposals, stockholders should keep in mind that PSAC’s Sponsor and its directors and executive officers have interests in such proposals that are different from, or in addition to, those of PSAC stockholders generally. In particular:

•        If the Business Combination with FF, or another business combination, is not consummated by April 24, 2022, PSAC will cease all operations except for the purpose of winding up, redeeming 100% of the outstanding Public Shares for cash and, subject to the approval of its remaining stockholders and its board of directors, dissolving and liquidating. In such event, the 6,227,812 Private Shares held by PSAC’s Sponsor would be worthless because the holders are not entitled to participate in any conversion or distribution with respect to such shares. Such shares had an aggregate market value of $          based upon the closing price of $          per share on Nasdaq on          , 2021, the record date.

•        The Shareholder Agreement contemplated by the Merger Agreement provides that Jordan Vogel will be a director of New FF after the closing of the Business Combination (assuming he is elected at the Special Meeting as described in this proxy statement/consent solicitation statement/prospectus). As such, in the future, he will receive any cash fees, stock options or stock awards that New FF’s board of directors determines to pay to its non-executive directors.

•        PSAC’s Sponsor holds an aggregate of 594,551 Private Warrants, which were purchased as part of the private units. Such warrants had an aggregate market value of $          based upon the closing price of $          per warrant on Nasdaq on          , 2021, the record date. The Private Warrants will become worthless if PSAC does not consummate a business combination by April 24, 2022.

•        If PSAC is unable to complete a business combination within the required time period, its executive officers will be personally liable under certain circumstances described herein to ensure that the proceeds in the trust account are not reduced by the claims of target businesses or claims of vendors or other entities that are owed money by PSAC for services rendered or contracted for or products sold to PSAC. If PSAC consummates a business combination, on the other hand, PSAC will be liable for all such claims.

•        PSAC’s Sponsor, including its officers and directors, and their affiliates are entitled to reimbursement of out-of-pocket expenses incurred by them in connection with certain activities on PSAC’s behalf, such as identifying and investigating possible business targets and business combinations. However, if PSAC fails to consummate a business combination within the required period, they will not have any claim against the trust account for reimbursement. Accordingly, PSAC may not be able to reimburse these expenses if the Business Combination with FF, or another business combination, is not completed by April 24, 2022. As of          , 2021, the record date, PSAC’s Sponsor and its affiliates had not incurred any unpaid reimbursable expenses. They may incur such expenses in the future, although they are not expected to exceed $20,000 in the aggregate.

•        The continued indemnification of current directors and officers and the continuation of directors and officers liability insurance.

•        If PSAC is required to be liquidated and there are no funds remaining to pay the costs associated with the implementation and completion of such liquidation, PSAC’s executive officers have agreed to advance PSAC the funds necessary to pay such costs and complete such liquidation (currently anticipated to be no more than approximately $15,000) and not to seek repayment for such expenses.

Recommendation of PSAC’s Board of Directors

After careful consideration of the matters described above, particularly FF’s leading position in its industry, potential for growth and profitability, the experience of FF’s management, FF’s competitive positioning, its customer relationships, and technical skills, PSAC’s board determined unanimously that each of the business combination proposal, the charter proposals, the director election proposal, the incentive plan proposal, the Nasdaq proposal and the adjournment proposal, if presented, is fair to and in the best interests of PSAC and its stockholders. PSAC’s board of directors has approved and declared advisable and unanimously recommend that you vote or give instructions to vote “FOR” each of these proposals.

The foregoing discussion of the information and factors considered by the PSAC board of directors is not meant to be exhaustive, but includes the material information and factors considered by the PSAC board of directors.

Anticipated Accounting Treatment

The Business Combination will be accounted for as a reverse recapitalization in accordance with GAAP. Under this method of accounting, PSAC has been treated as the “acquired” company for financial reporting purposes. FF was determined to be the accounting acquirer primarily because FF stakeholders will collectively own a majority of outstanding shares of the combined company as of the closing of the merger, they have nominated seven of the nine board of directors as of the closing of the merger, and FF’s management will continue to manage the combined company. Additionally, FF’s business will comprise the ongoing operations of the combined company immediately following the consummation of the Business Combination. Accordingly, for accounting purposes, the financial statements of the combined entity will represent a continuation of the financial statements of FF with the acquisition being treated as the equivalent of FF issuing stock for the net assets of PSAC, accompanied by a recapitalization. The net assets of PSAC will be stated at historical cost, with no goodwill or other intangible assets recorded.

Regulatory Matters

The Business Combination is not subject to any additional federal or state regulatory requirement or approval, except for the filings with the State of Delaware necessary to effectuate the Business Combination and the filing of required notifications and the expiration or termination of the required waiting periods under the HSR Act.

Required Vote for Approval

The approval of the business combination proposal will require the affirmative vote of the holders of a majority of the then outstanding shares of PSAC common stock entitled to vote at the meeting. Additionally, the Business Combination will not be consummated if PSAC has less than $5,000,001 of net tangible assets after taking into account the holders of Public Shares that properly demanded that PSAC convert their Public Shares into their pro rata share of the trust account.

The approval of the business combination proposal is a condition to the consummation of the Business Combination. If the business combination proposal is not approved, the other proposals (except an adjournment proposal, as described below) will not be presented to the stockholders for a vote.

THE PSAC BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE PSAC STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE BUSINESS COMBINATION PROPOSAL.

THE MERGER AGREEMENT

For a discussion of the merger structure and merger consideration provisions of the Merger Agreement, see the section entitled “The Business Combination Proposal.” Such discussion and the following summary of other material provisions of the Merger Agreement is qualified by reference to the complete text of the Merger Agreement, a copy of which is attached as Annex A to this proxy statement/consent solicitation statement/prospectus. All stockholders are encouraged to read the Merger Agreement in its entirety for a more complete description of the terms and conditions of the Business Combination.

On January 27, 2021, PSAC entered into a Merger Agreement by and among PSAC, Merger Sub and FF, the terms of which are reflected in the summary of the Merger Agreement below. Pursuant to and subject to the terms and conditions of the Merger Agreement, Merger Sub will merge with and into FF, with FF surviving the merger. As a result of the Business Combination, FF will become a wholly-owned subsidiary of PSAC, with the stockholders of FF becoming stockholders of PSAC.

Under the Merger Agreement, the outstanding FF shares (other than the outstanding FF shares held by FF Top), the outstanding FF converting debt and certain other outstanding liabilities of FF will be converted into              shares of new Class A common stock of New FF following the Transactions and, for FF Top,              shares of new Class B common stock of New FF following the Transactions based on the Exchange Ratio, the numerator of which is equal to (i) the number of shares of PSAC common stock equal to the quotient of (A) $2,716,000,000 (plus net cash of FF, less debt of FF, plus debt of FF that will be converted into shares of PSAC common stock, plus any additional bridge loan in an amount not to exceed $50,000,000), divided by (B) $10, minus (ii) an additional 25,000,000 shares which may be issuable to FF stockholders as additional consideration upon certain price thresholds, and the denominator of which is equal to the sum of (y) the number of outstanding shares of FF, including shares issuable upon exercise of vested FF options and vested FF warrants (in each case assuming cashless exercise) and upon conversion of outstanding convertible notes, and (z) the indicative number of FF shares with respect to the outstanding FF converting debt.

Additionally, each FF option or FF warrant that is outstanding immediately prior to the closing of the Business Combination (and by its terms will not terminate upon the closing of the Business Combination) will remain outstanding and convert into the right to purchase a number of shares of New FF Class A common stock equal to the number of FF ordinary shares subject to such option or warrant multiplied by the Exchange Ratio at an exercise price per share equal to the current exercise price per share for such option or warrant divided by the Exchange Ratio, with the aggregate amount of shares of Class A common stock issuable upon exercise of such options and warrants to be          . Accordingly, this prospectus covers up to an aggregate of          shares of PSAC common stock.

At the closing of the Business Combination, certain FF shareholders and other parties thereto will enter into the Registration Rights Agreement pursuant to which PSAC will agree to file a shelf registration statement with respect to the registrable securities under the Registration Rights Agreement. PSAC also agreed to provide customary “piggyback” registration rights. The Registration Rights Agreement also provides that PSAC will pay certain expenses relating to such registrations and indemnify the stockholders against certain liabilities.

FF shareholders receiving shares of New FF common stock in connection with the Business Combination will be subject to a 180-day lockup period for all shares of New FF common stock held by such persons. Under the lock-up agreement to be entered into by the Vendor Trust, certain FF bridge lenders and warrantholders and employees issued New FF shares in respect of their reduced compensation, subject to certain limited exceptions, such parties agree that with respect to (a) 33⅓% of the shares of New FF common stock received by such FF stakeholders in connection with the Transactions, not to sell, transfer or take certain other actions with respect to such shares of New FF common stock for a period of 30 days after the closing of the Business Combination, (b) 33⅓% of the shares of New FF common stock received by such FF stakeholders in connection with the Transactions, not to sell, transfer or take certain other actions with respect to such shares of New FF common stock for a period of 60 days after the closing of the Business Combination, and (c) the remaining 33⅓% of the shares of New FF common stock received by such FF stakeholders in connection with the Transactions, not to sell, transfer or take certain other actions with respect to such shares of New FF common stock for a period of 90 days after the closing of the Business Combination.

The Business Combination is expected to be consummated in the second quarter of 2021, after the required approval by PSAC stockholders and the fulfillment of certain other conditions.

Earnout

From and after the closing of the Business Combination until the end of the Earnout Period, within five business days after the occurrence of an Earnout Triggering Event, PSAC shall issue Earnout Shares to the FF shareholders as follows:

•        upon the occurrence of Earnout Triggering Event I, a one-time issuance of 12,500,000 Earnout Shares in the aggregate; and

•        upon the occurrence of Earnout Triggering Event II, a one-time issuance of 12,500,000 Earnout Shares in the aggregate, plus an additional 12,500,000 Earnout Shares in the aggregate if not previously issued upon the occurrence of Earnout Triggering Event I.

If, during the Earnout Period, there is a change in control of PSAC, PSAC shall, no later than immediately prior to the consummation of such change in control, issue to the FF shareholders as additional consideration for the Merger:

•        if the change in control consideration paid or payable to PSAC stockholders in connection with such change in control is equal to or greater than $13.50 per share but less than $15.50 per share (each as adjusted), (A) 12,500,000 shares in the aggregate minus (B) any shares of New FF common stock previously issued pursuant to Earnout Triggering Events; and

•        if the change in control consideration paid or payable to the PSAC stockholders in connection with such change in control is equal to or greater than $15.50 per share, as adjusted, (A) 25,000,000 shares in the aggregate minus (B) any shares of New FF common stock previously issued pursuant to Earnout Triggering Events.

The volume-weighted average sale price necessary to meet the conditions of the Earnout Triggering Events, the number of Earnout Shares to be issued upon the occurrence of the Earnout Triggering Events, and the per share value of change in control consideration necessary to issue additional consideration will be equitably adjusted for stock splits, stock dividends, recapitalizations, reclassifications, combination, exchange of shares or other like changes or transactions with respect to New FF common stock occurring during the Earnout Period.

Closing and Effective Time of the Business Combination

The closing of the Business Combination will take place on the date which is the third business day following the satisfaction or waiver of the conditions described below under the subsection entitled “— Conditions to the Closing of the Business Combination,” unless PSAC and FF agree in writing to another time. The Business Combination is expected to be consummated as soon as practicable after the Special Meeting of PSAC stockholders described in this proxy statement/consent solicitation statement/prospectus.

Representations and Warranties

The Merger Agreement contains representations and warranties of FF relating to, among other things, due organization and qualification; subsidiaries; the authorization, performance and enforceability against FF of the Merger Agreement; absence of conflicts; the consent, approval or authorization of governmental authorities; pre-transaction capitalization; financial statements; absence of undisclosed liabilities; litigation and proceedings; compliance with laws; intellectual property matters; contracts and absence of defaults; benefit plans; labor matters; tax matters; brokers’ fees; insurance; assets and real property; environmental matters; absence of certain changes or events; transactions with affiliates; internal controls; permits; top suppliers; vehicle certification and manufacturing; and statements made in this proxy statement/consent solicitation statement/prospectus.

The Merger Agreement contains representations and warranties of each of PSAC and Merger Sub relating to, among other things, due organization and qualification; the authorization, performance and enforceability against PSAC and Merger Sub of the Merger Agreement; absence of conflicts; litigation and proceedings; the consent, approval or authorization of governmental authorities; financial ability and trust account; brokers’ fees; SEC reports, financial statements, Sarbanes-Oxley Act and absence of undisclosed liabilities; business activities and the absence of certain changes or events; statements made in this proxy statement/consent solicitation statement/prospectus; no outside reliance; tax matters; capitalization; and Nasdaq listing.

Covenants

PSAC and FF have each agreed to use reasonable best efforts to obtain any required governmental, regulatory or material third-party consents and approvals and to take such other actions as may be reasonably necessary to consummate the Business Combination. Notwithstanding the foregoing, in no event will PSAC, Merger Sub, FF or any of FF’s subsidiaries be obligated to bear any expense or pay any fee or grant any concession in connection with obtaining any consents, authorizations or approvals pursuant to the terms of any contract to which FF or any of its subsidiaries is a party or otherwise in connection with the consummation of the Business Combination. FF has also agreed to use commercially reasonable efforts to continue to operate its business in the ordinary course prior to the closing of the Business Combination, subject to customary exceptions. FF has agreed that, unless otherwise required or permitted under the Merger Agreement, and subject to certain exceptions, neither it nor its subsidiaries will take the following actions, among others, without the prior written consent of PSAC (which consent will not be unreasonably conditioned, withheld, delayed or denied):

•        change or amend their articles of association, memorandum of association, bylaws or other organizational documents, except as provided in the Merger Agreement;

•        make, declare or pay any dividend or distribution to FF shareholders;

•        effect any recapitalization, reclassification, split or other change in its capitalization, except as provided in the Merger Agreement;

•        authorize for issuance, issue, sell, transfer, pledge, encumber, dispose of or deliver any additional shares of its capital stock or securities convertible into or exchangeable for shares of its capital stock, or issue, sell, transfer, pledge, encumber or grant any right, option or other commitment for the issuance of shares of its capital stock, or split, combine or reclassify any shares of its capital stock, other than pursuant to the exercise or granting of options in the ordinary course of business or the exercise of warrants or in connection with the conversion of convertible debt, except as provided in the Merger Agreement;

•        repurchase, redeem or otherwise acquire or offer to repurchase, redeem or otherwise acquire any shares of capital stock or other equity interests other than repurchases pursuant to the terms of FF’s equity incentive plan or special talent incentive plan;

•        enter into, assume, assign, partially or completely amend or modify any material term of or terminate (excluding any expiration in accordance with its terms) any material contract, any lease related to the material leased real property (excluding the exercise of any extension options as, and pursuant to the terms, set forth in real estate lease documents) or any collective bargaining or similar agreement (including agreements with works councils and trade unions and side letters) other than entry into such agreements in the ordinary course consistent with past practice or as required by law;

•        sell, transfer, lease, license, pledge or otherwise encumber, abandon, cancel or convey or dispose of any assets, properties or business, except for sales or dispositions of obsolete or worthless assets or of items or materials in an amount not in excess of $1,000,000 in the aggregate, other than sales or leases of assets to customers in the ordinary course of business;

•        (I) except as otherwise required by law or existing company benefit plans, policies or contracts of FF or its subsidiaries in effect on the date of the Merger Agreement, (i) grant any material increase in compensation, benefits or severance to any employee or manager, except in the ordinary course of business consistent with past practice with annual base compensation less than $250,000 or in connection with promotion of an employee in the ordinary course, (ii) adopt, enter into or materially amend any company benefit plan, other than in the ordinary course of business with respect to annual renewals, (iii) grant or provide any material bonus, severance or termination payments or benefits to any employee or director of FF or its subsidiaries, except in connection with the hiring or firing of any in the ordinary course of business consistent with past practice, or (iv) hire any employee of FF or its subsidiaries or any other individual who is providing or will provide services to FF or its subsidiaries other than any employee or other service provider with annual base compensation below $250,000 in the ordinary course of business consistent with past practice or (II) enter into any contract or take any action that would cause an increase to the aggregate bonus paid to FF employees;

•        except as set forth in the Merger Agreement, (i) fail to maintain its existence or acquire by merger or consolidation with, or purchase substantially all of the assets of, or a controlling equity interest in, another business entity, or acquire any assets, securities, properties, or businesses in excess of certain thresholds, or (ii) sell, transfer, license, assign, fail to maintain, or otherwise dispose of or encumber material assets or intellectual property of FF or its subsidiaries with a value in excess of $1,000,000, or acquire assets in excess of $1,000,000, except for assignments of intellectual property developed in the course of providing engineering, development or similar services to any subsidiary or customer of FF, non-exclusive licenses of intellectual property granted in the ordinary course of business, and the expiration of intellectual property rights in accordance with the applicable statutory term;

•        adopt or enter into a plan of liquidation or reorganization of FF or its subsidiaries (other than those contemplated by the Merger Agreement);

•        make any capital expenditures (or commitment to make any capital expenditures) that in the aggregate exceed $4,000,000, other than any capital expenditure (or series of related capital expenditures) consistent in all material respects with FF’s annual capital expenditure budget for periods following the date of the Merger Agreement;

•        make any loans or advances to any person, except advances to employees or officers of FF or its subsidiaries made in the ordinary course of business consistent with past practice;

•        make or change any material tax election or adopt or change any material tax accounting method, file any amendment to any income tax return or other material tax return, enter into any agreement with a governmental authority with respect to taxes, settle or compromise any claim or assessment in respect of material taxes, or consent to any extension or waiver of the statutory period of limitations applicable to any claim or assessment in respect of a material amount of taxes, enter into any tax sharing or similar arrangement, or take or fail to take any other action that could have the effect of materially increasing the present or future tax liability or materially decreasing any present or future tax asset of PSAC and its affiliates after the closing of the Business Combination;

•        take any action, or knowingly fail to take any action, which action or failure to act prevents or impedes, or could reasonably be expected to prevent or impede, the intended tax treatment of the Business Combination;

•        enter into any agreement that materially restricts the ability of FF or its subsidiaries to engage or compete in any line of business, or enter into any agreement that materially restricts the ability to enter a new line of business;

•        enter into, renew or amend in any material respect any agreement with an affiliate;

•        waive, release, compromise, settle or satisfy any pending or threatened claim or compromise or settle any liability, other than in the ordinary course of business or that does not exceed $1,000,000 individually or $4,000,000 in the aggregate;

•        incur, guarantee or otherwise become liable for (whether directly, contingently or otherwise) any indebtedness exceeding $5,000,000 in the aggregate (other than an additional bridge loan, not to exceed $50,000,000), or amend, restate or modify any terms of or any agreement with respect to any outstanding indebtedness, except with respect to any FF converting debtholder, or repay any indebtedness with funds received from the bridge loan, other than as set forth in the Merger Agreement;

•        make any change in financial accounting methods, principles or practices materially affecting the reported consolidated assets, liabilities or results of operations of FF or its subsidiaries, except insofar as may have been required by a change in U.S. GAAP or law;

•        voluntarily fail to maintain, cancel or materially change coverage under any insurance policy in form and amount equivalent in all material respects to the insurance coverage maintained with respect to FF and its subsidiaries and their assets and properties as of the date of the Merger Agreement;

•        except as required by law, take any action that would reasonably be expected to materially impair, materially delay or prevent the Business Combination; and

•        enter into any agreement to do any of the foregoing.

The Merger Agreement also contains additional covenants of the parties, including covenants in connection with:

•        the protection of confidential information of the parties and, subject to confidentiality, attorney-client privilege and legal requirements, the provision of reasonable access to information;

•        the preparation and filing by PSAC of this proxy statement/consent solicitation statement/prospectus with FF’s cooperation to solicit proxies from PSAC stockholders to vote on the proposals that will be presented for consideration at the extraordinary general meeting;

•        the preparation and filing by PSAC and FF of the notification required of each of them under the HSR Act in connection with the transactions contemplated by the Merger Agreement;

•        FF’s waiver of its rights to make claims against PSAC to collect from the trust fund established for the benefit of Public Stockholders for any monies that may be owed to FF by PSAC;

•        compliance by PSAC in all material respects with its reporting obligations under applicable securities laws;

•        FF’s obligation to provide reasonable cooperation, assistance and information in connection with any Private Placement investment with FF’s prior written consent;

•        customary indemnification of, and provision of insurance with respect to, former and current officers and directors of PSAC and FF;

•        FF’s obligation to solicit approval via written consent or votes of its stockholders to the Business Combination;

•        each party’s obligation to use reasonable best efforts to effect the intended tax treatment of the Business Combination;

•        PSAC’s obligation to take reasonable best efforts to ensure that PSAC common stock and PSAC warrants remain listed on a national securities exchange and cause the PSAC common stock issued as merger consideration and the PSAC common stock underlying exchanged FF options and FF warrants to be approved for listing on Nasdaq;

•        PSAC’s obligation to approve and adopt a management incentive equity plan in such form as reasonably agreed by PSAC and FF, which plan shall (i) replace the FF option plans, and (ii) provide for an aggregate share reserve thereunder equal to twelve percent (12%) of the number of shares of PSAC common stock on a fully diluted basis at the date of the closing of the Business Combination;

•        FF’s and PSAC’s agreement not to, and not to permit their affiliates or representatives to, solicit alternative transactions prior to termination of the Merger Agreement;

•        PSAC’s obligation to keep current and timely file all reports required to be filed or furnished with the SEC and otherwise comply in all material respects with its reporting obligations under applicable securities laws;

•        PSAC’s board of directors’ obligation to adopt a resolution so that the acquisition of PSAC common stock pursuant to the Merger Agreement and the other agreements contemplated thereby by any person owning securities of FF who is expected to become a director or officer (as defined under Rule 16a-1(f) under the Exchange Act) of PSAC following the Closing shall be an exempt transaction for purposes of Section 16(b) of the Exchange Act pursuant to Rule 16b-3 thereunder; and

•        PSAC’s obligation to amend its amended and restated certificate of incorporation and bylaws as described elsewhere herein.

Conditions to the Closing of the Business Combination

General Conditions

Consummation of the Business Combination is conditioned on approval thereof by PSAC stockholders. In addition, each party’s obligation to consummate the Business Combination is conditioned upon, among other things:

•        all required filings under the HSR Act having been completed and any applicable waiting period having expired or been terminated;

•        no order, judgment, injunction, decree, writ, stipulation, determination or award, in each case, entered by or with any governmental authority, or statute, rule or regulation being in force that enjoins or prohibits the consummation of the Business Combination;

•        PSAC having at least $5,000,001 of net tangible assets remaining prior to the Business Combination after taking into account any redemptions by holders of Public Shares that properly demand that PSAC redeem their Public Shares for their pro rata share of the trust account prior to the closing of the Business Combination;

•        the Registration Statement on Form S-4 of which this proxy statement/consent solicitation statement/prospectus forms a part having become effective in accordance with the provisions of the Securities Act, and no stop order having been issued by the SEC that remains in effect with respect to the Form S-4, and no proceeding seeking such a stop order having been threatened in writing or initiated by the SEC that remains pending;

•        the delivery by each party to the other party of a certificate with respect to (i) the truth and accuracy of such party’s representations and warranties as of execution of the Merger Agreement and as of the closing of the Business Combination (subject to certain negotiated bring-down standards) and (ii) the performance by such party of covenants contained in the Merger Agreement required to by performed by such party in all material respects as of or prior to the closing of the Business Combination;

•        the PSAC common stock to be issued pursuant to the Merger Agreement and underlying the exchanged FF options and FF warrants having been approved for listing on Nasdaq;

•        approval of the Business Combination by PSAC stockholders; and

•        approval of the Business Combination by FF shareholders.

FF’s Conditions to the Closing of the Business Combination

The obligations of FF to consummate the Business Combination are also conditioned upon, among other things:

•        the accuracy of the representations and warranties of PSAC and Merger Sub (subject to certain bring-down standards);

•        performance of the covenants of PSAC and Merger Sub to be performed by such parties in all material respects as of or prior to the closing of the Business Combination;

•        PSAC filing an amended and restated certificate of incorporation with the Secretary of State of the State of Delaware and adopting amended and restated bylaws, each in substantially the form as attached to the Merger Agreement;

•        PSAC executing the Registration Rights Agreement;

•        PSAC executing the Shareholder Agreement;

•        the covenants of the Sponsor contained in that certain letter agreement, dated as of July 21, 2020 between PSAC, the Sponsor and Graubard Miller having been performed in all material respects;

•        the amount of cash available to PSAC as of immediately prior to the closing of the Business Combination shall not be less than $450 million after giving effect to payment of amounts that PSAC will be required to pay to redeeming stockholders upon consummation of the Business Combination; and

•        the delivery by PSAC to FF of a lock-up agreement substantially in the form attached to the Merger Agreement, executed by the Sponsor.

PSAC’s and Merger Sub’s Conditions to the Closing of the Business Combination

The obligations of PSAC and Merger Sub to consummate the Business Combination are also conditioned upon, among other things:

•        the accuracy of the representations and warranties of FF (subject to certain bring-down standards);

•        performance of the covenants of FF to be performed by FF in all material respects as of or prior to the closing of the Business Combination;

•        all directors of FF that will not continue as directors of New FF having executed and delivered to PSAC letters of resignation; and

•        the delivery by FF of lock-up agreements substantially in the form attached to the Merger Agreement, executed by certain FF shareholders.

Waiver

If permitted under applicable law, PSAC or FF may waive any inaccuracies in the representations and warranties made to such party and contained in the Merger Agreement and waive compliance with any agreements or conditions for the benefit of such party contained in the Merger Agreement. However, pursuant to PSAC’s existing amended and restated certificate of incorporation, the condition requiring that PSAC have at least $5,000,001 of net tangible assets may not be waived.

Termination

The Merger Agreement may be terminated at any time, but not later than the closing of the Business Combination, as follows:

•        by mutual written consent of PSAC and FF;

•        by either PSAC or FF if the transactions are not consummated on or before six months after the date of the Merger Agreement, provided that a breach of the Merger Agreement by the terminating party shall not have been the primary cause of the failure to close by such date;

•        by either PSAC or FF if consummation of the Business Combination is permanently enjoined or prohibited by the terms of a final, non-appealable order, decree or ruling of a governmental entity or a statue, rule or regulation, provided that breach of the Merger Agreement by terminating party shall not have been the primary cause thereof;

•        by either PSAC or FF if the other party has breached any of its representations, warranties or covenants, such that the closing conditions would not be satisfied at the closing of the Business Combination, and has not cured such breach within forty-five (45) days (or any shorter time period that remains prior to the termination date provided in the second bullet above) of notice from the other party of its intent to terminate, provided that a breach of the Merger Agreement by the terminating party shall not have been the primary cause of the failure to close by such date;

•        by PSAC if FF shareholder approval of the Business Combination has not been obtained by the later of (i) ten days following the date that this proxy statement/consent solicitation statement/prospectus is disseminated by FF to its stockholders and (ii) the date of the Special Meeting; or

•        by either PSAC or FF if, at the PSAC stockholder meeting, the Business Combination shall fail to be approved by the required vote described herein (subject to any adjournment or recess of the meeting).

Effect of Termination

In the event of proper termination by any of the parties, the Merger Agreement will be of no further force or effect (other than with respect to certain surviving obligations specified in the Merger Agreement), without any liability on the part of any party thereto or its respective affiliates, officers, directors or stockholders, other than liability of any party thereto for any intentional and willful breach of the Merger Agreement by such party occurring prior to such termination.

Fees and Expenses

Except as otherwise set forth in the Merger Agreement, all fees and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby will be paid by the party incurring such expenses whether or not the transactions are consummated.

Confidentiality; Access to Information

Each party to the Merger Agreement will afford to the other parties and their financial advisors, accountants, counsel and other representatives reasonable access during normal business hours, upon reasonable notice, to all of their respective properties, books, records and personnel during the period prior to the closing of the Business Combination to obtain all information concerning the business, including the status of business development efforts, properties, results of operations and personnel, as each party may reasonably request. The parties agree to maintain in confidence any non-public information received from the other party, and to use such non-public information only for purposes of consummating the transactions contemplated by the Merger Agreement.

Amendments

The Merger Agreement may be amended by the parties thereto at any time prior to the closing of the Business Combination by execution of an instrument in writing signed on behalf of each of the parties.

Governing Law; Consent to Jurisdiction

The Merger Agreement is governed by and construed in accordance with the law of the state of Delaware, regardless of the law that might otherwise govern under applicable principles of the conflicts of laws of Delaware. However, the following matters arising out of or relating to Merger Agreement shall be construed, performed and enforced in accordance with the Companies Act: the Business Combination, the vesting of the rights, property, choses in action, business, undertaking, goodwill, benefits, immunities and privileges, contracts, obligations, claims, debts and liabilities of Merger Sub and FF in FF, the cancellation of the shares of FF, the rights provided in Section 238 of the Companies Act, the fiduciary or other duties of the FF board of directors and the board of directors of Merger Sub and the internal corporate affairs of FF and Merger Sub.

CERTAIN AGREEMENTS RELATED TO THE BUSINESS COMBINATION

This section describes the material provisions of certain additional agreements entered into or to be entered into pursuant to or in connection with the transactions contemplated by the Merger Agreement, which are referred to as the “Related Agreements.” Such discussion and the following summary of other material provisions of the Related Agreements are qualified by reference to the complete texts of the Related Agreement, copies of which are filed as exhibits to this proxy statement/consent solicitation statement/prospectus. All stockholders are encouraged to read the Related Agreements in their entirety.

Sponsor Support Agreement

Concurrently with the execution of the Merger Agreement, PSAC entered into a support agreement with the Sponsor, Jordan Vogel and Aaron Feldman pursuant to which they have agreed, among other things, to vote all of the shares of PSAC common stock legally and beneficially owned by them in favor of the Business Combination, and against any proposal in opposition to the Merger Agreement and any other action or proposal involving PSAC or any of its subsidiaries that is intended to, or would reasonably be expected to, prevent, impede or adversely affect the Transactions in any material respect. Under the support agreement, the Sponsor have also agreed that, with limited exceptions, prior to the termination of the support agreement, the Sponsor will not transfer or otherwise enter into any agreement or understanding with respect to a transfer relating to any shares of PSAC common stock legally and beneficially owned by them. The support agreement will terminate upon the earliest to occur: (a) the mutual written consent of PSAC, the Sponsor and FF, (b) the closing of the Transactions, and (c) the date of termination of the Merger Agreement in accordance with its terms. Additionally, PSAC’s directors and officers have agreed pursuant to a letter agreement executed in connection with PSAC’s initial public offering to vote any shares of PSAC common stock held by them in favor of the Business Combination.

Shareholder Support Agreements

Concurrently with the execution of the Merger Agreement, the Supporting FF Shareholders, who are the three largest shareholders of FF, have entered into support agreements with PSAC pursuant to which each Supporting FF Shareholder has agreed, among other things, to approve or vote in favor of the Business Combination, against any action or proposal involving PSAC or any of its subsidiaries that is intended to, or would reasonably be expected to, prevent, impede or adversely affect the Transactions in any material respect, and promptly execute the definitive documents, agreements and filings (including with applicable governmental authorities) related to the Business Combination reasonably required to be executed by such Supporting FF Shareholder in furtherance of the Business Combination subject to the terms and conditions set forth therein. Under the support agreements, each Supporting FF Shareholder has also agreed that, with limited exceptions, prior to the termination of the applicable support agreement, such Supporting FF Shareholder will not transfer or otherwise enter into any agreement or understanding with respect to a transfer relating to any Claims (as defined in the applicable support agreement) owned by such Supporting FF Shareholder. The support agreements will terminate automatically without any further required actions or notice upon the earliest to occur: (a) the closing of the Transactions, and (b) the date of termination of the Merger Agreement in accordance with its terms. The support agreements may also be terminated by the mutual written consent of the parties to the applicable support agreement. The Creditors Trust also has the right to terminate its support agreement if it reasonably believes failure to terminate the applicable support agreement would result in a breach of its fiduciary duties under applicable law. FF Top has also agreed to exercise its drag-along rights pursuant to the articles of association of FF, as amended, and any other contract under which FF Top may have similar drag-along rights to cause FF’s other shareholders’ to vote in favor of (and not oppose) the Business Combination, in each case to the extent permitted by the applicable drag-along rights. Collectively, as of 2021, the Supporting FF Shareholders held approximately          % of the outstanding voting power of FF. The Supporting FF Shareholders therefore hold a sufficient number of FF shares to approve the FF merger proposal without the vote of any other FF shareholder.

Transaction Support Agreements

FF has entered into transaction support agreements with the FF converting debtholders pursuant to which such FF converting debtholders have agreed to exchange the debt and/or other claims owed by FF and its subsidiaries to such FF converting debtholders for shares of New FF common stock on the terms set forth in the Merger Agreement (including the allocation schedule attached to the Merger Agreement), and to otherwise support the transactions contemplated by the Merger Agreement, subject to the terms and conditions set forth in such transaction support agreements.

Registration Rights Agreement

PSAC and certain FF shareholders are expected to enter into the Registration Rights Agreement at the closing of the Business Combination pursuant to which such FF shareholders will be entitled to have registered, in certain circumstances, the resale of shares of common stock of PSAC (and the shares of common stock underlying warrants of PSAC) held by or issued to them at the closing of the Business Combination, subject to the terms and conditions set forth therein. Within 45 days of the closing of the Transactions, New FF will be obligated to file a shelf registration statement to register the resale of certain securities and New Faraday is required to use its reasonable best efforts to have such shelf registration statement declared effective as soon as practicable after the filing thereof and no later than the earlier of (x) the ninetieth calendar day following the filing date if the SEC notifies New Faraday that it will “review” the shelf registration statement and (y) the tenth business day after the date New Faraday is notified in writing by the SEC that such shelf registration statement will not be “reviewed” or will not be subject to further review. Additionally, at any time and from time to time after one year (or 180 days with respect to Season Smart) after the closing of the Business Combination, such FF shareholders representing a majority-in-interest of the total number of shares of New FF common stock issued and outstanding on a fully diluted basis held by the parties to the Registration Rights Agreement (or Season Smart) may make a written demand for registration for resale under the Securities Act of all or part of the shares of New FF common stock (and the shares of New FF common stock underlying warrants of PSAC) held by or issued to them at the closing of the Business Combination in an underwritten offering involving gross proceeds of no less than $50,000,000. PSAC will not be obligated to effect more than an aggregate of two underwritten offerings per year (or three underwritten offerings per year demanded by Season Smart) and, with respect to Season Smart, such shares of New FF common stock do not exceed more than 10% of the outstanding shares of New FF. The parties to the Registration Rights Agreement will also be entitled to participate in certain registered offerings by PSAC, subject to certain limitations and restrictions. PSAC will be required to pay certain expenses incurred in connection with the exercise of the registration rights under this agreement.

Shareholder Agreement

PSAC and FF Top are expected to enter into the Shareholder Agreement at the closing of the Business Combination pursuant to which (a) PSAC and FF Top will agree on the initial composition of New FF’s board of directors and (b) so long as FF Top beneficially owns shares of issued and outstanding shares of New FF common stock representing in excess of 5% voting power, FF Top will have the right to nominate a specified number of directors on New FF’s board of directors, based on FF Top’s voting power of the issued and outstanding New FF common stock, a sufficient number of which will be independent such that New FF’s board of directors would be comprised of a majority of independent directors assuming the election of the FF Top designees and the other members of New FF’s board of directors until New FF is a “controlled company” as defined in the rules of the national securities exchange on which the New FF common stock is listed. FF Top will have the right to nominate a replacement for any of its designees who is not elected or whose board service has terminated prior to the end of such director’s term. So long as the Shareholder Agreement is in effect, any action by New FF’s board of directors to increase or decrease the total number of directors comprising New FF’s board of directors will require the prior written consent of FF Top and in connection with any increase or decrease in the total number of directors comprising New FF’s board of directors, the number of FF Top designees required to be independent will be increased or decreased as may be necessary. FF Top will also have the right for its nominees to serve on each committee of New FF’s board of directors proportionate to the number of nominees it has on New FF’s board of directors, subject to compliance with applicable law and stock exchange listing rules.

FF Shareholder Lock-up Agreements

Under the Merger Agreement, as a condition to receiving PSAC common stock after the closing of the Business Combination in respect of their FF ordinary shares, FF shareholders are required to execute lockup agreements pursuant to which, subject to certain limited exceptions, such shareholders must agree not to sell, transfer or take certain other actions with respect to such shares of New FF common stock for a period of 180 days after the closing of the Business Combination, subject to certain customary exceptions. Under the lock-up agreement to be entered into by the Vendor Trust, certain FF bridge lenders and warrantholders and employees issued New FF shares in respect of their reduced compensation, subject to certain limited exceptions, such parties agree that with respect to (a) 33⅓% of the shares of New FF common stock received by such FF stakeholders in connection with the Transactions, not to sell, transfer or take certain other actions with respect to such shares of New FF common stock for a period of 30 days after the closing of the Business Combination, (b) 33⅓% of the shares of New FF common stock received by such FF stakeholders in connection with the Transactions, not to sell, transfer or take certain other actions with respect to such shares of New FF common stock for a period of 60 days after the closing of the Business Combination, and (c) the remaining 33⅓% of the shares of New FF common stock received by such FF stakeholders in connection with the Transactions, not to sell, transfer or take certain other actions with respect to such shares of New FF common stock for a period of 90 days after the closing of the Business Combination.

As part of the Creditors Trust arrangements, YT Jia is entitled to receive 5% of any distribution to the Creditors Trust prior to the Creditors Trust being repaid in full in the amount of approximately $4.9 billion. Upon the consummation of the Business Combination, the Creditors Trust will own approximately 7% of New FF and YT Jia will have a 0.35% economic interest in New FF through the Creditors Trust as a result of the distribution of New FF shares to the Creditors Trust.

Sponsor Lockup Agreement

Under the Merger Agreement, as a condition to FF’s obligation to close, PSAC is required to deliver to FF a lockup agreement executed by the Sponsor pursuant to which, subject to certain limited exceptions, the Sponsor must agree that (a) 50% of the shares of PSAC common stock held by the Sponsor will not be sold, transferred or otherwise disposed of for a period ending the earlier of (i) the one year anniversary of the closing of the Business Combination, and (ii) the date on which the closing price of shares of PSAC common stock on the principal securities exchange or securities market on which such shares are then traded equals or exceeds $12.50 per share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations) for any twenty trading days within any thirty trading day period after the closing of the Business Combination; and (b) the other 50% of the shares of PSAC common stock held by the Sponsor will not be sold, transferred or otherwise disposed of for a period ending earlier of (i) the one year anniversary of the closing of the Business Combination and (ii) the date on which PSAC completes a liquidation, merger, capital stock exchange or other similar transaction that results in all of PSAC’s shareholders having the right to exchange their shares for cash, securities or other property.

Subscription Agreements

In connection with the execution of the Merger Agreement, PSAC entered into separate Subscription Agreements with certain accredited investors or qualified institutional buyers (collectively, the “Subscription Investors”) concurrently with the execution of the Merger Agreement on January 27, 2021. Pursuant to the Subscription Agreements, the Subscription Investors agreed to subscribe for and purchase, and PSAC agreed to issue and sell, to the Subscription Investors an aggregate of 79,500,000 shares of common stock of PSAC for a purchase price of $10.00 per share, or an aggregate of approximately $795 million, in a private placement. 17,500,000 of such shares ($175 million in net proceeds) will be issued to an anchor investor and the issuance of such shares is subject to certain regulatory approvals and limitations on use. The Subscription Agreements further require PSAC to have an effective shelf registration statement registering the resale of the shares of PSAC common stock held by the Subscription Investors within 60 calendar days (or 90 calendar days if the SEC notifies PSAC that it will review the registration statement) following the closing of the Transactions.

The closing of the private placement will occur on the date of and immediately prior to the consummation of the Transactions and is conditioned thereon and on other customary closing conditions. The common stock to be issued pursuant to the Subscription Agreements has not been registered under the Securities Act, and will be issued in reliance upon the exemption provided under Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder. The Subscription Agreements will terminate and be void and of no further force or effect upon the earlier to occur of: (i) such date and time as the Merger Agreement is validly terminated in accordance with its terms without consummation of the Merger, (ii) upon the mutual written agreement of the parties thereto to terminate the applicable Subscription Agreement, (iii) if any of the conditions to closing set forth in the Subscription Agreement are not satisfied or waived on or prior to the closing date and (iv) if the closing of the Merger shall not have occurred on or before July 27, 2021.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is a summary of the material U.S. federal income tax considerations relevant to (i) U.S. Holders of FF shares (collectively, “FF Capital Stock”) who exchange their FF Capital Stock for PSAC common stock in the Business Combination, and (ii) U.S. Holders and Non-U.S. Holders of Public Shares of electing to have their Public Shares redeemed for cash upon the closing of the Business Combination. This discussion applies only to Public Shares and shares of FF Capital Stock, as the case may be, that are held as “capital assets” within the meaning of Section 1221 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”) (generally, property held for investment).

The following discussion does not address the effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based on the Code, Treasury regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the U.S. Internal Revenue Service (the “IRS”), in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect the tax consequences discussed below. Neither FF nor PSAC has sought or will seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences discussed below.

This discussion does not address (i) any tax considerations for holders of FF converting debt, FF debt who converted such FF debt into FF Capital Stock prior to the Business Combination, FF options or FF warrants or (ii) the tax considerations for any beneficial owners of Private Warrants or Founder Shares. Further, this discussion does not address all U.S. federal income tax consequences relevant to a holder’s particular circumstances, including the impact of the Medicare contribution tax on net investment income. In addition, it does not address consequences relevant to holders subject to special rules, including, without limitation:

•        a holder of FF Capital Stock that is not a U.S. Holder;

•        banks, insurance companies, and certain other financial institutions;

•        regulated investment companies and real estate investment trusts;

•        brokers, dealers or traders in securities;

•        traders in securities that elect to mark-to-market;

•        tax-exempt organizations or governmental organizations;

•        persons subject to the alternative minimum tax;

•        U.S. expatriates and former citizens or long-term residents of the United States;

•        persons holding FF Capital Stock or Public Shares, as the case may be, as part of a hedge, straddle, constructive sale, or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

•        persons subject to special tax accounting rules as a result of any item of gross income with respect to FF Capital Stock or Public Shares, as the case may be, being taken into account in an applicable financial statement;

•        persons that actually or constructively own 10% or more of our voting stock by vote or value;

•        “controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;

•        S corporations, partnerships or other entities or arrangements treated as partnerships or other flow-through entities for U.S. federal income tax purposes (and investors therein);

•        U.S. Holders having a functional currency other than the U.S. dollar;

•        persons who hold or received FF Capital Stock or Public Shares, as the case may be, pursuant to the exercise of any employee stock option, through a tax qualified retirement plan or otherwise as compensation;

•        tax-qualified retirement plans; and

•        pension plans, including any “qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds.

For purposes of this discussion, a “U.S. Holder” is any beneficial owner of shares of FF Capital Stock or Public Shares, as the case may be, that is for U.S. federal income tax purposes:

•        an individual who is a citizen or resident of the United States;

•        a corporation (or other entity taxable as a corporation) created or organized under the laws of the United States, any state thereof, or the District of Columbia;

•        an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•        a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code), or (2) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

If an entity treated as a partnership for U.S. federal income tax purposes holds FF Capital Stock or Public Shares, the tax treatment of an owner of such entity will depend on the status of the owners, the activities of the entity and certain determinations made at the owner level. Accordingly, entities treated as partnerships for U.S. federal income tax purposes and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Material Tax Considerations of the Business Combination to U.S. Holders of FF Capital Stock

Tax Consequences if the Business Combination Qualifies as a Reorganization Within the Meaning of Section 368(a) of the Code

Each of FF and PSAC intends for the Business Combination to be treated as a “reorganization” for U.S. federal income tax purposes within the meaning of Section 368(a) of the Code (the “Intended Tax Treatment”). In the Merger Agreement, each of FF and PSAC agrees to, and to cause its affiliates to, use reasonable best efforts to qualify the Business Combination as a reorganization, and neither shall take any action, or knowingly fail to take any action, that could reasonably be expected to prevent or impede such qualification. However, the obligations of the parties to complete the Business Combination are not conditioned upon the receipt of an opinion of counsel, and no such opinion has been requested, that the Business Combination will qualify for the Intended Tax Treatment, and the Business Combination will occur even if it does not so qualify.

Neither FF nor PSAC has requested, and neither intends to request, a ruling from the IRS as to the U.S. federal income tax consequences of the Business Combination. Consequently, no assurance can be given that the IRS will not assert, or that a court would not sustain, a position contrary to any of those set forth below. If the Business Combination failed to qualify as a “reorganization” under Section 368(a) of the Code, U.S. Holders who receive shares of PSAC common stock in exchange for FF Capital Stock would be treated as if they sold their FF Capital Stock in a fully taxable transaction. Accordingly, each U.S. Holder is urged to consult its tax advisor with respect to the particular tax consequence of the Business Combination to such holder.

Assuming the Business Combination qualifies as a “reorganization,” U.S. Holders who receive shares of PSAC common stock in exchange for FF Capital Stock pursuant to the Business Combination generally should not recognize taxable gain or loss. The aggregate tax basis for U.S. federal income tax purposes of the shares of

PSAC common stock received by any such U.S. Holder should be the same as the aggregate adjusted tax basis of the FF Capital Stock surrendered in exchange therefor. The holding period of the shares of PSAC common stock received by such U.S. Holder should include the period during which the FF Capital Stock exchanged therefor were held by such U.S. Holder.

Information Reporting

Certain information reporting requirements may apply to each U.S. Holder that is a “significant holder” of FF Capital Stock. A “significant holder” is a holder of FF Capital Stock that, immediately before the Business Combination, owned at least 1% (by vote or value) of the outstanding FF Capital Stock (or, in certain instances, FF Capital Stock with a basis of at least $1 million). You are urged to consult your tax advisor as to the potential application of these information reporting requirements.

All holders of FF Capital Stock are urged to consult their tax advisors with respect to the tax consequences of the Business Combination in their particular circumstances, including tax return reporting requirements, any federal tax laws other than those pertaining to income tax (including estate and gift tax laws), and any state, local, foreign or other tax laws.

Material Tax Considerations Related to a Redemption of Public Shares

U.S. Holders

Redemption of Public Shares.

In the event that a U.S. Holder’s Public Shares are redeemed pursuant to the redemption provisions described in this proxy statement/consent solicitation statement/prospectus under the section entitled “Special Meeting of PSAC Stockholders — Redemption Rights,” the treatment of the transaction for U.S. federal income tax purposes will depend on whether the redemption qualifies as a sale of the Public Shares under Section 302 of the Code. If the redemption qualifies as a sale of the Public Shares, the U.S. Holder will be treated as described under “— U.S. Holders — Gain or Loss on Redemption Treated as Sale of Public Shares” below. Whether a redemption qualifies for sale treatment will depend largely on the total number of shares of our stock treated as held by the U.S. Holder (including any stock constructively owned by the U.S. Holder as a result of owning warrants) relative to all of our shares outstanding both before and after the redemption. The redemption of PSAC common stock generally will be treated as a sale of the Public Shares (rather than a corporate distribution) if the redemption or purchase by us (i) is “substantially disproportionate” with respect to the U.S. Holder, (ii) results in a “complete termination” of the U.S. Holder’s interest in us or (iii) is “not essentially equivalent to a dividend” with respect to the U.S. Holder. These tests are explained more fully below.

In determining whether any of the foregoing tests are satisfied, a U.S. Holder takes into account not only stock actually owned by the U.S. Holder, but also shares of our stock that are constructively owned by it. A U.S. Holder may constructively own, in addition to stock owned directly, stock owned by certain related individuals and entities in which the U.S. Holder has an interest or that have an interest in such U.S. Holder, as well as any stock the U.S. Holder has a right to acquire by exercise of an option, which would generally include PSAC common stock which could be acquired pursuant to the exercise of the warrants. In order to meet the substantially disproportionate test, the percentage of our outstanding voting stock actually and constructively owned by the U.S. Holder immediately following the redemption of Public Shares must, among other requirements, be less than 80% of the percentage of our outstanding voting stock actually and constructively owned by the U.S. Holder immediately before the redemption. There will be a complete termination of a U.S. Holder’s interest if either (i) all of the shares of PSAC common stock actually and constructively owned by the U.S. Holder are redeemed or (ii) all of the shares of PSAC common stock actually owned by the U.S. Holder are redeemed and the U.S. Holder is eligible to waive, and effectively waives in accordance with specific rules, the attribution of stock owned by certain family members and the U.S. Holder does not constructively own any other PSAC common stock. The redemption of Public Shares will not be essentially equivalent to a dividend if a U.S. Holder’s conversion results in a “meaningful reduction” of the U.S. Holder’s proportionate interest in PSAC. Whether the redemption will result in a meaningful reduction in a U.S. Holder’s proportionate interest in us will depend on the particular facts and circumstances. However, the IRS has indicated in a published ruling that even a small reduction in the proportionate interest of a small minority stockholder in a publicly held corporation who exercises no control over corporate affairs may constitute such a “meaningful reduction.” A U.S. Holder should consult with its own tax advisors as to the tax consequences of a redemption or purchase by us.

If none of the foregoing tests is satisfied, then the redemption us will be treated as a corporate distribution and the tax effects will be as described under “— U.S. Holders — Taxation of Redemption Treated as a Distribution” below. After the application of those rules, any remaining tax basis of the U.S. Holder in the redeemed Public Shares will be added to the U.S. Holder’s adjusted tax basis in its remaining stock, or, if it has none, to the U.S. Holder’s adjusted tax basis in its warrants or possibly in other stock constructively owned by it.

Gain or Loss on Redemption Treated as Sale of Public Shares.

If the redemption qualifies as a sale or other taxable disposition of Public Shares, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the amount realized and the U.S. Holder’s adjusted tax basis in the Public Shares. Any such capital gain or loss generally will be long-term capital gain or loss if the U.S. Holder’s holding period for the Public Shares so disposed of exceeds one year. It is unclear, however, whether the redemption rights with respect to the Public Shares may suspend the running of the applicable holding period for this purpose. Long-term capital gains recognized by non-corporate U.S. Holders will be eligible to be taxed at reduced rates. The deductibility of capital losses is subject to limitations.

Generally, the amount of gain or loss recognized by a U.S. Holder is an amount equal to the difference between (i) the sum of the amount of cash and the fair market value of any property received in such disposition and (ii) the U.S. Holder’s adjusted tax basis in its Public Shares so disposed of. A U.S. Holder’s adjusted tax basis in its Public Shares generally will equal the U.S. Holder’s adjusted cost less any prior distributions treated as a return of capital for U.S. federal income tax purposes.

Taxation of Redemption Treated as a Distribution.

If the redemption does not qualify as a sale of Public Shares, a U.S. Holder will generally be treated as receiving a distribution. Such distributions generally will be includable in a U.S. Holder’s gross income, in accordance with such U.S. Holder’s method of accounting for U.S. federal income tax purposes, as dividend income, but only to the extent that such distributions are paid out of our current or accumulated earnings and profits as determined under U.S. federal income tax principles. Dividends will be taxable to a corporate U.S. Holder at regular rates and will generally be eligible for the dividends-received deduction if the requisite holding period is satisfied. Distributions in excess of such earnings and profits generally will be applied against and reduce the U.S. Holder’s basis in its PSAC common stock (but not below zero) and, to the extent in excess of such basis, will be treated as gain from the sale or exchange of such PSAC common stock in the manner described above under “— U.S. Holders — Gain or Loss on Redemption Treated as a Sale of Public Shares.”

With respect to non-corporate U.S. Holders and with certain exceptions, dividends may be “qualified dividend income,” which is taxed at the lower applicable long-term capital gain rate provided that the U.S. Holder satisfies certain holding period requirements and the U.S. Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property. It is unclear whether the redemption rights with respect to the Public Shares may prevent a U.S. Holder from satisfying the applicable holding period requirements with respect to the dividends received deduction or the preferential tax rate on qualified dividend income, as the case may be. If the holding period requirements are not satisfied, then non-corporate U.S. Holders may be subject to tax on such dividends at regular ordinary income tax rates instead of the preferential rate that applies to qualified dividend income.

U.S. Information Reporting and Backup Withholding.

Distributions with respect to the PSAC common stock to a U.S. Holder, whether or not such distributions qualify as dividends for U.S. federal income tax purposes, and proceeds from the sale, exchange or redemption of the PSAC common stock by a U.S. Holder generally are subject to information reporting to the IRS and possible U.S. backup withholding, unless the U.S. Holder is an exempt recipient. Backup withholding may apply to such payments if a U.S. Holder fails to furnish a correct taxpayer identification number, a certification of exempt status or has been notified by the IRS that it is subject to backup withholding (and such notification has not been withdrawn).

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. Holder’s U.S. federal income tax liability, and such holder may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the IRS and furnishing any required information.

Non-U.S. Holders

For purposes of this discussion, a “Non-U.S. Holder” is any beneficial owner of PSAC common stock that is for U.S. federal income tax purposes:

•        a non-resident alien individual;

•        a foreign corporation; or

•        a foreign estate or trust.

Redemption of Public Shares.

The characterization for U.S. federal income tax purposes of the redemption of a Non-U.S. Holder’s Public Shares pursuant to the redemption provisions described in the section of this proxy statement/consent solicitation statement/prospectus entitled “Special Meeting of PSAC Stockholders — Redemption Rights” generally will follow the U.S. federal income tax characterization of such a redemption of a U.S. Holder’s Public Shares, as described under “— U.S. Holders — Redemption of Public Shares” above, and the consequences of the redemption to the Non-U.S. Holder will be as described below under “— Non-U.S. Holders — Gain on Redemption Treated as a Sale of Public Shares” and “— Non-U.S. Holders — Taxation of Redemption Treated as a Distribution,” as applicable. It is possible that because the applicable withholding agent may not be able to determine the proper characterization of a redemption of a Non-U.S. Holder’s Public Shares, the withholding agent might treat the redemption as a distribution subject to withholding tax.

Gain on Redemption Treated as a Sale of Public Shares.

A Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax in respect of any gain realized upon the redemption of Public Shares unless:

•        the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such gain is attributable);

•        the Non-U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or

•        the Public Shares constitute a U.S. real property interest (“USRPI”) by reason of PSAC’s status as a U.S. real property holding corporation (“USRPHC”) for U.S. federal income tax purposes.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular graduated rates applicable to a U.S. Holder, unless an applicable tax treaty provides otherwise. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected gain, as adjusted for certain items.

Gain described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty), which may be offset by U.S. source capital losses of the Non-U.S. Holder (even though the individual is not considered a resident of the United States), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

With respect to the third bullet above, PSAC believes that it is not and has not been at any time since its formation, and does not expect to be immediately after the Business Combination is completed, a USRPHC.

Non-U.S. Holders should consult their tax advisors regarding potentially applicable income tax treaties that may provide for different rules.

Taxation of Redemption Treated as a Distribution.

If a redemption does not qualify as a sale of Public Shares, a Non-U.S. Holders will generally be treated as receiving a distribution. Such distributions to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles) will constitute dividends for U.S. federal income tax purposes. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and first be applied against and reduce a Non-U.S. Holder’s adjusted tax basis in its PSAC common stock, but not below zero. Any excess will be treated as capital gain and will be treated as described above under “— Non-U.S. Holders — Gain on Redemption Treated as a Sale of Public Shares.”

Subject to the discussion below on effectively connected income, dividends paid to a Non-U.S. Holder of PSAC common stock will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty, provided the Non-U.S. Holder furnishes a valid IRS Form W-8BEN or W-8BEN-E (or other applicable documentation) certifying qualification for the lower treaty rate). A Non-U.S. Holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

If dividends paid to a Non-U.S. Holder are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such dividends are attributable), the Non-U.S. Holder will be exempt from the U.S. federal withholding tax described above. To claim the exemption, the Non-U.S. Holder must furnish to the applicable withholding agent a valid IRS Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States.

Any such effectively connected dividends will be subject to U.S. federal income tax on a net income basis at the regular graduated rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected dividends, as adjusted for certain items. Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

Information Reporting and Backup Withholding.

Payments of dividends on PSAC common stock will not be subject to backup withholding, provided the applicable withholding agent does not have actual knowledge or reason to know the holder is a United States person and the holder either certifies its non-U.S. status, such as by furnishing a valid IRS Form W-8BEN, W-8BEN-E or W-8ECI, or otherwise establishes an exemption. However, information returns are required to be filed with the IRS in connection with any dividends on PSAC common stock paid to the Non-U.S. Holder, regardless of whether any tax was actually withheld. In addition, proceeds from a sale or other taxable disposition of PSAC common stock within the United States or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting if the applicable withholding agent receives the certification described above and does not have actual knowledge or reason to know that such holder is a United States person, or the holder otherwise establishes an exemption. Proceeds from a disposition of PSAC common stock conducted through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding or information reporting.

Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides or is established. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Additional Withholding Tax on Payments Made to Foreign Accounts.

Withholding taxes may be imposed under Sections 1471 to 1474 of the Code (such Sections commonly referred to as the Foreign Account Tax Compliance Act, or “FATCA”) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on, or (subject to the proposed Treasury Regulations discussed below) gross proceeds from the sale or disposition of PSAC common stock paid to a “foreign financial institution” or a “non-financial foreign entity”

(each as defined in the Code), unless (1) the foreign financial institution undertakes certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States-owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.

Under the applicable Treasury regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends on PSAC common stock. While withholding under FATCA would have applied also to payments of gross proceeds from the sale or other disposition of PSAC common stock on or after January 1, 2019, proposed Treasury Regulations eliminate FATCA withholding on payments of gross proceeds entirely. Taxpayers generally may rely on these proposed Treasury Regulations until final Treasury Regulations are issued.

Non-U.S. Holders should consult their tax advisors regarding the potential application of withholding under FATCA.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

PSAC is providing the following unaudited pro forma condensed combined financial information to aid you in your analysis of the financial aspects of the Business Combination and related transactions. The following unaudited pro forma condensed combined financial information presents the combination of the financial information of PSAC and FF adjusted to give effect to the Business Combination and related transactions. The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses.” Defined terms included below have the same meaning as terms defined and included elsewhere in this proxy statement/consent solicitation statement/prospectus.

The historical financial information of PSAC was derived from the audited financial statements of PSAC as of December 31, 2020 and for the period from February 11, 2020 (inception) through December 31, 2020, included elsewhere in this proxy statement/consent solicitation statement/prospectus. The historical financial information of FF was derived from the audited consolidated financial statements of FF as of and for the year ended December 31, 2020, included elsewhere in this proxy statement/consent solicitation statement/prospectus. This information should be read together with PSAC’s and FF’s audited financial statements and related notes, the sections titled “PSAC’s Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “FF’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other financial information included elsewhere in this proxy statement/consent solicitation statement/prospectus.

The Business Combination will be accounted for as a reverse recapitalization, with no goodwill or other intangible assets recorded, in accordance with GAAP. Under this method of accounting, PSAC will be treated as the “accounting acquiree” and FF as the “accounting acquirer” for financial reporting purposes. FF was determined to be the accounting acquirer primarily because FF stakeholders will collectively own a majority of the outstanding shares of the combined company as of the closing of the merger, they have nominated seven of the nine board of directors as of the closing of the merger, and FF’s management will continue to manage the combined company. Additionally, FF’s business will comprise the ongoing operations of the combined company immediately following the consummation of the Business Combination. Accordingly, for accounting purposes, the Business Combination will be treated as the equivalent of FF issuing shares for the net assets of PSAC, followed by a recapitalization. Accordingly, the consolidated assets, liabilities, and results of operations of FF will become the historical financial statements of New FF, and PSAC’s assets, liabilities and results of operations will be consolidated with FF beginning on the acquisition date.

The unaudited pro forma condensed combined balance sheet as of December 31, 2020 assumes that the Business Combination and related transactions occurred on December 31, 2020. The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2020 gives pro forma effect to the Business Combination and related transactions as if they had occurred on January 1, 2020. FF and PSAC have not had any historical relationship prior to the Business Combination. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.

These unaudited pro forma condensed combined financial statements are for informational purposes only. They do not purport to indicate the results that would have been obtained had the Business Combination and related transactions actually been completed on the assumed date or for the periods presented, or which may be realized in the future. The pro forma adjustments are based on the information currently available and the assumptions and estimates underlying the pro forma adjustments are described in the accompanying notes. Actual results may differ materially from the assumptions within the accompanying unaudited pro forma condensed combined financial information. New FF will incur additional costs after the Business Combination in order to satisfy its obligations as an SEC-reporting public company.

The Business Combination and Related Transactions

The aggregate merger consideration for the Business Combination will be $         million, payable in the form of shares of PSAC’s common stock valued at $         per share, as well as contingent consideration of up to 25,000,000 additional shares of Class A common stock in the aggregate in two equal tranches upon the occurrence of each Earnout Triggering Event. In addition, all options to purchase FF shares that are unvested, outstanding and unexercised as of immediately prior to the Effective Time, valued at approximately $         as of the Merger Agreement’s execution, will be assumed by PSAC.

The pro forma adjustments giving effect to the Business Combination and related transactions are summarized below, and are discussed further in the footnotes to these unaudited pro forma condensed combined financial statements:

•        The consummation of the Business Combination and reclassification of cash held in PSAC’s trust account to cash and cash equivalents, net of redemptions (see below);

•        the consummation of the Private Placement;

•        the repayment of FF liabilities and the conversion of certain FF liabilities to equity;

•        the accounting for deferred offering costs and transaction costs incurred by both PSAC and FF; and

•        the issuance of equity awards to FF employees.

The unaudited pro forma condensed combined financial information has been prepared using the assumptions below with respect to the potential redemption into cash of PSAC’s common stock:

•        Assuming No Redemptions: This scenario assumes that no public stockholders of PSAC exercise redemption rights with respect to their public shares for a pro rata share of the funds in PSAC’s trust account.

•        Assuming Maximum Redemptions: This scenario assumes that all [23,288,699] Public Shares of common stock of PSAC are redeemed for an aggregate payment of approximately $         million (based on the estimated per share redemption price of approximately $         per share based on the fair value of marketable securities held in PSAC’s trust account as of December 31, 2020). Under the terms of the Merger Agreement, the consummation of the Business Combination is conditioned upon PSAC delivering to FF evidence that, immediately prior to the Closing (and following any redemptions of public shares), PSAC will have net tangible assets of at least $5,000,001 upon consummation of the Business Combination. Further, the Merger Agreement provides that FF is not required to consummate the Transactions if immediately prior to the consummation of the Transactions, PSAC does not have at least $450 million of cash available to be released from the trust account and/or received by PSAC under the Subscription Agreements after giving effect to payment of amounts that PSAC will be required to pay to converting stockholders upon consummation of the Transactions. [Insert computations of number of share redemptions and redemption payments]

The following summarizes the pro forma common shares outstanding under the two scenarios (excluding the effect of warrants as further described in Note 4 below):

[Insert pro forma common stock table]

The following unaudited pro forma condensed combined balance sheet as of December 31, 2020 and the unaudited pro forma condensed combined statements of operations for the year ended December 31, 2020 are based on the historical financial statements of PSAC and FF. The unaudited pro forma adjustments are based on information currently available, assumptions, and estimates underlying the unaudited pro forma adjustments are described in the accompanying notes. Actual results may differ materially from the assumptions used to present the accompanying unaudited pro forma condensed combined financial information.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

(in thousands, except share data)

	As of December 31, 2020				Transaction Accounting Adjustments (Assuming No Redemptions)		As of December 31, 2020	Transaction Accounting Adjustments (Assuming Maximum Redemptions)		As of December 31, 2020
	FF (Historical)		Property Solutions Acquisition Corp. (Historical)				Pro Forma Combined (Assuming No Redemptions)			Pro Forma Combined (Assuming Maximum Redemptions)
Assets
Current assets:
Cash and cash equivalents	$		$		$		$—	$		$—
Restricted cash							—			—
Deposits							—			—
Prepaid expenses and other current assets
Other current assets							—			—
Total current assets		—		—		—	—		—	—
Property and equipment, net							—			—
Deferred tax asset
Marketable securities held in Trust Account							—			—
Other non-current assets							—			—
Total assets		$—		$—		$—	$—		$—	$—

Liabilities and Stockholders’ Equity (Deficit)
Current liabilities:
Accounts payable	$		$		$		$—	$		$—
Accrued expenses and other current liabilities							—			—
Related party accrued interest
Accrued interest
Related party notes payable							—			—
Notes payable							—			—
Vendor payables in trust
Total current liabilities		—		—		—	—		—	—
Capital leases, less current portion							—			—
Other liability, less current portion
Deferred rent, less current portion							—			—
Total liabilities		—		—		—	—		—	—

Common stock subject to possible redemption, [ ] shares at redemption value							—			—
Redeemable convertible preferred shares, $0.00001 par value; [ ] shares authorized; [ ] shares issued and outstanding at December 31, 2020; liquidation preference of $[ ] at December 31, 2020							—			—
Class B convertible preferred stock, $0.00001 par value; [ ] shares authorized, issued and outstanding at December 31, 2020; liquidation preference of $[ ] at December 31, 2020							—			—

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET — (Continued)

(in thousands, except share data)

	As of December 31, 2020		Transaction Accounting Adjustments (Assuming No Redemptions)	As of December 31, 2020	Transaction Accounting Adjustments (Assuming Maximum Redemptions)	As of December 31, 2020
	FF (Historical)	Property Solutions Acquisition Corp. (Historical)		Pro Forma Combined (Assuming No Redemptions)		Pro Forma Combined (Assuming Maximum Redemptions)
Stockholders’ equity (deficit):
Class A ordinary shares, $0.00001 par value; [ ] shares authorized; [ ] shares issued and outstanding at December 31, 2020				—		—
Preferred stock, $0.0001 par value; [ ] shares authorized; [ ] issued and outstanding				—		—
Common stock, $0.0001 par value; [ ] shares authorized; [ ] issued and outstanding (excluding [ ] shares subject to possible redemption)				—		—
Accumulated other comprehensive income (loss)				—		—
Additional paid – in capital				—		—
Accumulated deficit				—		—
Total stockholders’ equity (deficit) to FF
Noncontrolling interest
Total stockholders’ equity (deficit)	—	—	—	—	—	—
Total liabilities, contingently redeemable stock and stockholders’ equity (deficit)	$—	$—	$—	$—	$—	$—

See accompanying notes to unaudited pro forma condensed combined financial information.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

(in thousands, except share and per share data)

	Year Ended December 31, 2020	Period From February 11, 2020 (Inception) Through December 31, 2020	Transaction Accounting Adjustments (Assuming No & Maximum Redemptions)	Year Ended December 31, 2020
	FF (Historical)	Property Solutions Acquisition Corp. (Historical)		Pro Forma Combined (Assuming No & Maximum Redemptions)
Operating expenses
Operating costs
Research and development
Sales and marketing
General and administrative
Loss on disposal of asset held for sale
Gain on cancellation of land use rights
Loss on disposal of property and equipment
Total operating expenses

Loss from operations
Other income, net
Gain on expiration of put option
Changes in fair value measurement of related party notes payable and notes payable
Related party interest expense
Interest expense, net
Interest earned on marketable securities held in Trust Account
Unrealized loss on marketable securities held in Trust Account
Loss before income taxes
Income tax provision
Net loss
Earnings per share – No Redemption Scenario
Net loss per share of common stock – basic and diluted
Weighted average shares of common stock outstanding – basic and diluted
Earnings per share – Maximum Redemption Scenario
Net loss per share of common stock – basic and diluted
Weighted average shares of common stock outstanding – basic and diluted

See accompanying notes to unaudited pro forma condensed combined financial information.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

(in thousands, except share and per share data)

NOTE 1 — BASIS OF PRESENTATION

The Business Combination will be accounted for as a reverse recapitalization, with no goodwill or other intangible assets recorded, in accordance with GAAP. Under this method of accounting, PSAC will be treated as the “accounting acquiree” and FF as the “accounting acquirer” for financial reporting purposes. Accordingly, for accounting purposes, the Business Combination will be treated as the equivalent of FF issuing shares for the net assets of PSAC, followed by a recapitalization. The net assets of PSAC will be stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Business Combination will be those of FF.

The unaudited pro forma condensed combined balance sheet as of December 31, 2020 assumes that the Business Combination and related transactions occurred on December 31, 2020. The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2020 gives pro forma effect to the Business Combination as if it had been completed on January 1, 2020. These periods are presented on the basis that FF is the acquirer for accounting purposes.

The pro forma adjustments reflecting the consummation of the Business Combination and related transactions are based on certain currently available information and certain assumptions and methodologies that PSAC believes are reasonable under the circumstances. The unaudited condensed pro forma adjustments, which are described in the accompanying notes, may be revised as additional information becomes available and is evaluated. Therefore, it is likely that the actual adjustments will differ from the pro forma adjustments and it is possible the difference may be material. PSAC believes that its assumptions and methodologies provide a reasonable basis for presenting all of the significant effects of the Business Combination and related transactions based on information available to management at the time and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed combined financial information.

The unaudited pro forma condensed combined financial information does not give effect to any anticipated synergies, operating efficiencies, tax savings, or cost savings that may be associated with the Business Combination.

The unaudited pro forma condensed combined financial information is not necessarily indicative of what the actual results of operations and financial position would have been had the Business Combination and related transactions taken place on the dates indicated, nor are they indicative of the future consolidated results of operations or financial position of the post-combination company. They should be read in conjunction with the historical financial statements and notes thereto of PSAC and FF.

NOTE 2 — ACCOUNTING POLICIES AND RECLASSIFICATIONS

Upon consummation of the Business Combination, management will perform a comprehensive review of the two entities’ accounting policies. As a result of the review, management may identify differences between the accounting policies of the two entities which, when conformed, could have a material impact on the financial statements of the post-combination company. Based on its initial analysis, management did not identify any differences that would have a material impact on the unaudited pro forma condensed combined financial information. As a result, the unaudited pro forma condensed combined financial information does not assume any differences in accounting policies.

As part of the preparation of these unaudited pro forma condensed combined financial statements, certain reclassifications were made to align PSAC’s financial statement presentation with that of FF.

NOTE 3 — ADJUSTMENTS TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The unaudited pro forma condensed combined financial information has been prepared to illustrate the effect of the Business Combination and related transactions and has been prepared for informational purposes only.

The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses.” Release No. 33-10786 replaces the existing pro forma adjustment criteria with simplified requirements to depict the accounting for the transaction (“Transaction Accounting Adjustments”) and present the reasonably estimable synergies and other transaction effects that have occurred or are reasonably expected to occur (“Management’s Adjustments”). PSAC has elected not to present Management’s Adjustments and will only be presenting Transaction Accounting Adjustments in the unaudited pro forma condensed combined financial information. FF and PSAC have not had any historical relationship prior to the Business Combination. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.

The pro forma combined provision for income taxes does not necessarily reflect the amounts that would have resulted had the post-combination company filed consolidated income tax returns during the periods presented.

The pro forma basic and diluted earnings per share amounts presented in the unaudited pro forma condensed combined statement of operations are based upon the number of FF’s shares outstanding, assuming the Business Combination and related transactions occurred on January 1, 2020.

Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet

The adjustments included in the unaudited pro forma condensed combined balance sheet as of December 31, 2020 are as follows:

(A)    Reflects the reclassification of $[ ] million held in PSAC’s trust account to cash and cash equivalents.

(B)    Reflects the reduction in cash and PSAC’s additional-paid-in-capital in the amount of $[ ] related to the maximum redemption scenario.

(C)    Reflects the reclassification of PSAC’s common stock subject to possible redemption into permanent equity

(D)    Reflects cash proceeds from the concurrent Private Placement in the amount of $[ ] and corresponding offset to additional-paid-in-capital.

(E)    Reflects the repayment of $[ ] million of FF liabilities.

(F)    Reflects the conversion of $[ ] million of FF liabilities into fully vested shares of common stock of PSAC. The liabilities of FF as of December 31, 2020 which will convert to equity at the time of closing are comprised of the following. [ ]

(G)    Reflects merger consideration of $[ ] paid via the issuance of [ ] shares of common stock of PSAC valued at $[ ] per share issued to consummate the Business Combination, in exchange for [ ] outstanding shares of Class A ordinary stock of FF, [ ] outstanding shares of redeemable convertible preferred stock of FF and [ ] outstanding shares of Class B convertible preferred stock of FF.

(H)    Reflects the reclassification of PSAC’s historical accumulated deficit and a reduction to PSAC’s additional-paid-in-capital related to the excess of the merger consideration over the net monetary assets of PSAC.

(I)     Reflects an adjustment of $[ ] million to reduce cash for transaction costs expected to be incurred by PSAC and FF in relation to the Business Combination and Private Placement, including advisory, banking, printing, legal and accounting services. $[ ] was expensed as part of the Business Combination and recorded in accumulated deficit, and the remaining $[ ] was determined to be equity issuance costs and offset to additional-paid-in-capital.

(J)     Reflects adjustment to additional-paid-in-capital of $[ ] million related to the issuance of new equity awards granted to employees upon consummation of the Business Combination. The new equity awards are fully vested and are intended to compensate employees for temporary reductions in salary that occurred prior to the Business Combination.

Adjustments to Unaudited Pro Forma Condensed Combined Statement of Operations

The pro forma adjustments included in the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2020 are as follows:

(A)    Elimination of interest income on the trust account and related tax impact.

(B)    Elimination of interest expense on FF liabilities converted to common stock of PSAC or paid down with cash at the closing of the Business Combination.

(C)    Reflects the estimated transaction costs of $[        ] as if incurred on January 1, 2020, the date the Business Combination occurred for the purposes of the unaudited pro forma condensed combined statement of operations. This is a non-recurring item.

(D)    Reflects the expense of $[        ] million related to the issuance of new equity awards granted to employees upon consummation of the Business Combination. The new equity awards are fully vested and are intended to compensate employees for temporary reductions in salary that occurred prior to the Business Combination.

(E)    Reflects the net impact on income taxes resulting from an income tax benefit attributable to application of the blended statutory tax rate of [        ]% to the adjustment related to reduction of interest expense incurred on FF liabilities, offset by the impact on the pro forma valuation allowance.

NOTE 4 — EARNINGS PER SHARE

Represents the net earnings per share calculated under the two-class method using the historical weighted average FF outstanding shares and the issuance of additional shares in connection with the Business Combination and Private Placement, assuming the shares were outstanding since January l, 2020. As the Business Combination and Private Placement are being reflected as if they had occurred at the beginning of the period presented, the calculation of weighted average shares outstanding for basic and diluted net loss per share assumes that the shares issuable relating to the Business Combination and Private Placement have been outstanding for the entire period presented. If the maximum number of shares are redeemed, this calculation is retroactively adjusted to eliminate such shares for the entire period.

The unaudited pro forma condensed combined financial information has been prepared assuming two alternative levels of redemption into cash of PSAC’s common stock for the year ended December 31, 2020:

[Insert earnings per share table]

PSAC currently has [        ] warrants. Each warrant entitles the holder to purchase one share of common stock at $11.50 per one share. These warrants are not exercisable until 30 days after the closing of the Business Combination. As the combined company is in a loss position in 2020, any shares issued upon exercise of these warrants would have an anti-dilutive effect on earnings per share and, therefore, have not been considered in the calculation of pro forma net loss per common share.

The following table presents the number of anti-dilutive shares excluded from the calculation of pro forma diluted net loss per share as of December 31, 2020.

[Insert anti-dilutive securities table]

THE CHARTER PROPOSALS

The charter proposals, if approved, will approve amendments to PSAC’s current amended and restated certificate of incorporation:

(i)     change the name of the public entity from “Property Solutions Acquisition Corp.” to “Faraday Future Intelligent Electric Inc.”;

(ii)    increase PSAC’s authorized shares from 50,000,000 authorized shares of a single class of common stock and 1,000,000 authorized shares of preferred stock to [750,000,000] authorized shares of Class A common stock, [75,000,000] authorized shares of Class B common stock, and 10,000,000 authorized shares of preferred stock;

(iii)   amend the voting rights of PSAC shareholders such that each share of Class B common stock will be entitled to ten votes for each such share after such time as New FF has an average total equity market capitalization of at least $20 billion for a consecutive period of 20 trading days; and

(iv)   delete the various provisions applicable only to special purpose acquisition corporations (such as the obligation to dissolve and liquidate if a business combination is not consummated within a certain period of time).

Required Vote for Approval

If the business combination proposal is not approved, the charter proposals will not be presented at the Special Meeting.

The approval of each charter proposal will require the affirmative vote of the holders of a majority of the outstanding shares of PSAC common stock on the record date.

Under the Merger Agreement, the approval of the charter proposals is a condition to the adoption of the business combination proposal.

A copy of PSAC’s second amended and restated certificate of incorporation, as will be in effect assuming approval of all of the charter proposals and upon consummation of the Business Combination, is attached to this proxy statement/consent solicitation statement/prospectus as Annex B.

PSAC’S BOARD OF DIRECTORS RECOMMENDS THAT STOCKHOLDERS VOTE “FOR” THE APPROVAL OF EACH OF THE CHARTER PROPOSALS.

THE DIRECTOR ELECTION PROPOSAL

Election of Directors

At the Special Meeting, nine directors will be elected who will be the directors of New FF upon consummation of the Transactions. New FF’s board of directors will be of a single class serving a term of one year. If management’s nominees are elected, such nominees will serve as directors until the general meeting to be held in 2022 and, in each case, until their successors are elected and qualified or their earlier resignation or removal. New FF’s board of directors will consist of Dr. Carsten Breitfeld (FF’s Global Chief Executive Officer), Matthias Aydt (FF’s Senior Vice President of Business Development and Product Definition), Qing Ye (FF’s Vice President of Business Development and FF PAR), Jordan Vogel (PSAC’s current Chairman and Co-Chief Executive Officer), Lee Liu, Brian Krolicki (a current director of FF), Christine Harada, and         . Information regarding each nominee is set forth in the section entitled “Management of New FF Following the Business Combination.”

Required Vote for Approval

Under Delaware law, the election of directors requires a plurality vote of the shares of common stock present in person (including virtually) or represented by proxy and entitled to vote at the Special Meeting. “Plurality” means that the individuals who receive the largest number of votes cast “FOR” are elected as directors. Consequently, any shares not voted “FOR” a particular nominee (whether as a result of an abstention, a direction to withhold authority or a broker non-vote) will not be counted in the nominee’s favor.

Unless authority is withheld or the shares are subject to a broker non-vote, the proxies solicited by the board of directors will be voted “FOR” the election of these nominees. In case any of the nominees becomes unavailable for election to the board of directors, due to an event that is not anticipated, the persons named as proxies, or their substitutes, will have full discretion and authority to vote or refrain from voting for any other candidate in accordance with their judgment.

If the business combination proposal is not approved or any of the charter proposals is not approved and the applicable condition in the Merger Agreement is not waived, the director election proposal will not be presented at the meeting.

Following consummation of the Transactions, the election of directors of New FF will be governed by its charter documents, the DGCL and the Shareholder Agreement described above.

PSAC’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT PSAC STOCKHOLDERS VOTE “FOR” EACH OF THE NOMINEES LISTED IN THIS PROXY STATEMENT/CONSENT SOLICITATION STATEMENT/PROSPECTUS.

MANAGEMENT OF NEW FF FOLLOWING THE BUSINESS COMBINATION

Management and Board of Directors

At the effective time of the Business Combination, in accordance with the terms of the Merger Agreement, and assuming the election of the nominees set forth above, the board of directors and executive officers of New FF will be as follows:

Name	Age	Position
Dr. Carsten Breitfeld	57	Global Chief Executive Officer and Director
Zvi Glasman	57	Chief Financial Officer
Benedikt Hartmann	61	Senior Vice President of Supply Chain
Yueting Jia (YT Jia)	47	Founder and Chief Product & User Ecosystem Officer
Chui Tin Mok	46	Executive Vice President, Head of User Ecosystem
Matthias Aydt	63	Senior Vice President, Business Development and Product Definition and Director
Robert A. Kruse Jr.	61	Senior Vice President, Product Execution
Hong Rao	50	Vice President, I.A.I.
Jiawei Wang	30	Vice President, Global Capital Markets
Jordan Vogel	41	Director(2)
Brian Krolicki	60	Director
Christine Harada	47	Director
Lee Liu	56	Director
Qing Ye	38	Director

____________

(1)      Member of the audit committee

(2)      Member of the nominating committee

(3)      Member of the compensation committee

(4)      Member of the finance and investment committee

Executive Officers and Directors

Dr. Carsten Breitfeld has served as FF’s Global Chief Executive Officer since September 2019. Dr. Breitfeld is a veteran in the automotive industry and had held various positions with BMW Group for approximately 20 years, including serving as its Group Vice President and Head of the i8 Vehicle Program, which gave birth to the i8 luxury plug-in hybrid model. From July 2016 to January 2019, Dr. Breitfeld was the Chief Executive Officer and Chairman of the Board of BYTON, a Chinese electric vehicle startup with operations in multiple countries and cofounded by Dr. Breitfeld. Dr. Breitfeld received his PhD degree in Mechanical Engineering from the University of Hannover.

Dr. Breitfeld is well-qualified to serve on the New FF’s board of directors based on his extensive executive experience in the automotive industry and his experience with FF and service as FF’s Global Chief Executive Officer.

Mr. Zvi Glasman has served as FF’s Chief Financial Officer since December 2020. From August 2013 to October 2019, Mr. Zvi served as the Chief Financial Officer of Fox Factory Holding Corp. (Nasdaq: FOXF) (“Fox Factory”), a publicly traded company that designs, engineers, manufactures and markets performance-defining products and systems for customers worldwide, primarily used on bikes, side-by-side vehicles, ATVs, snowmobiles, motorcycles, automotive, and other off-road and on-road recreational vehicles. Mr. Zvi first joined Fox Factory as the Chief Financial Officer of its subsidiary which he served from January 2008 until August 2013, and led Fox Factory’s initial public offering in 2013. Prior to joining Fox Factory, Mr. Glasman held CFO roles with several companies from 2001 to 2008. Mr. Glasman is an inactive certified public accountant. He earned a Bachelor of Science degree in Finance from Pennsylvania State University in 1985.

Mr. Benedikt Hartmann has served as FF’s Senior Vice President of Supply Chain since January 2020. Prior to joining FF, from September 2017 to December 2019, Mr. Hartmann served as the Vice President of Purchasing and Supplier Quality at BMW-Brilliance Automotive, a BMW joint venture in China with a yearly production of 540,000 vehicles, in which Mr. Hartmann was responsible for the purchasing of production and non-production material as well as managing and overseeing supplier quality. From January 2013 to August 2017, Mr. Hartmann served as the Vice President of Purchasing Production and Development Partners at BMW AG, where he was responsible for contract manufacturing sourcing and research and development services for complete vehicles. Between 2006 and 2013 he held various positions at BMW AG including Vice President of Project Purchasing 1-, 3, 4- and 5-Series and Vice President of Purchasing Powertrain and Chassis globally. Mr. Hartmann received his Master degree in Industrial Engineering at University Karlsruhe.

Mr. Yueting Jia (YT Jia) is the Founder of FF and has served as FF’s Chief Product and User Ecosystem Officer since September 2019. In 2003, YT Jia founded Xbell Union Communication Technology (Beijing) Co., a Singapore publicly-listed company that developed and launched China’s first mobile video streaming software system. In 2004, YT Jia founded Leshi Information Technology Co., Ltd. (“LeTV”), a video streaming website. In 2011, YT Jia founded Le Holdings Co. Ltd (“LeEco”), which is an internet ecosystem technology company with business segments including smart phones, smart TV, smart cars, internet sports, video content, internet finance and cloud computing. In 2014, YT Jia founded FF and was its Chief Executive Officer until September 2019. YT Jia defined and led the team in creating the FF 91. As Chief Product and User Ecosystem Officer, YT Jia oversees activities in product innovation, strategy and definition; internet, AI and autonomous driving; user experience, user acquisition and user operation. YT Jia completed master’s degree courses in enterprise management from Shan Xi University and attended the China CEO Program jointly offered by Cheung Kong Graduate School of Business, Columbia Business School, IMD and London Business School.

Mr. Chui Tin Mok has served as FF’s Executive Vice President and the Head of User Ecosystem since August 2018. Mr. Mok is very experienced in managing marketing & sales functions in global internet tech companies. Prior to joining FF, Mr. Mok worked in Trend Lab Limited, which Mr. Mok founded in January 2017. Trend Lab has been rated as Top 10 Innovation Startups. From September 2017 to January 2018, Mr. Mok was the President of EFT Solutions Limited (HKEx: 8062), a Hong Kong public company that provides online and offline payment solution. From 2013 to 2017, Mr. Mok has served as the Group Chief Marketing Officer of LeEco Group and also the CEO of LeEco APAC. During this time, he successfully managed a team of more than 1500 people across all business functions of smartphone, smart TV, video streaming service, cloud computing, online content distribution, e-commerce, retail etc. in both domestic and overseas markets. He contributed to helping LeEco successfully enter the Hong Kong, India and US markets. Mr. Mok served as the Global Vice President of Sales and Marketing of Meizu Technology Co., Ltd. from 2010 to 2013. He managed marketing and communication departments that included more than 500 employees and he was in charge of the sales channel upgrade as well as the overseas expansion. Mr. Mok received his Higher Diploma in Building Service Engineering from Hong Kong Institute of Vocational Education, and his Executive Master Degree in Business Administration from International Business Academy of Switzerland.

Mr. Matthias Aydt has served as FF’s Senior Vice President of Business Development and Product Definition since November 2019, overseeing business development of FF’s business to business sales, technology licensing and strategic cooperation as well as leading its product strategy for future products. Mr. Aydt has served in various leadership roles at FF, including Senior Vice President of Product Execution, Vice President of Vehicle Engineering and Vehicle Chief Engineer and Head of Hardware Architecture. Mr. Aydt has extensive experience in the automotive industry. Prior to joining FF in July 2016, Mr. Aydt served as the Vice President of Vehicle Engineering of Qoros Auto from January 2015 to May 2016, held various positions at Magna Steyr from 2006 to 2014, including Branch Manager and Head of Project Management at Magna Steyr China. Mr. Aydt received his Bachelor of Science degree from Fachhochschule Ulm - Hochschule für Technik.

Mr. Aydt is well qualified to serve on the New FF’s board of directors based on his extensive executive experience in the automotive industry and with FF and his strategic and technical background.

Mr. Robert A. Kruse Jr has served as FF’s Senior Vice President of Product Execution since November 2019, responsible for product development, advanced technology, vehicle program management and manufacturing, and leads the product execution strategy. Mr. Kruse also sits on the advisory board of American Battery Solutions and Neah Power Strategic. Prior to joining FF, Mr. Kruse was the Chief Technology Officer of Karma Automotive from January 2017 to October 2019, and Chief Technology Officer of Qoros Automotive from June 2015 to December 2016. Prior to that, from May 2013 to October 2014 he served as the Vice President of Townsend Capital and before that, from November 2010 to May 2013, Mr. Kruse was the Chief Operating Officer and a member of the board of Saktis3 Inc., a startup solid-state battery company. From 1978 to 2009, Mr. Kruse worked in General

Motors Corporation Michigan in various leadership capacities, including the Global Executive Director in charge of hybrid, electric vehicles and advanced technology batteries, among others. Mr. Kruse holds a Bachelor of Science degree in Electrical Engineering from Missouri University of Science & Technology and a Master of Science degree in Management from Massachusetts Institute of Technology.

Mr. Hong Rao has served as FF’s Vice President of I.A.I. (Internet, Autonomous Driving, Intelligence) since April 2015, overseeing technology innovation, product and technology roadmap, system architecture, software and AI, among others. Prior to joining FF, Mr. Rao served as Co-Founder and Chief Technology Officer at Borqs Technologies from October 2007 to March 2015 and held several engineering leadership positions in Motorola from 2003 to 2007. Mr. Rao received his Master of Business Administration degree from Arizona State University, his Master of Science degree in Electrical Engineering from Beijing Institute of Technology, and his Bachelor of Science degree in Electrical Engineering from Shanghai University of Science & Technology.

Mr. Jiawei Wang has served as FF’s Vice President of Global Capital Markets since May 2018. Prior to that, Mr. Wang was the General Manager of China Capital Markets at FF from March 2017 to January 2018 and Global Head of Capital Markets from January 2018 to May 2018. Before joining FF, Mr. Wang co-founded Galaxy Global Inc. in September 2013 and worked as a private equity analyst at Knights Investment Group from December 2013 to February 2014. Mr. Wang received his Bachelor Degree in Finance from Central University of Finance and Economics.

Mr. Qing Ye. Upon consummation of the Business Combination, Mr. Ye will serve as a member of New FF’s board of directors. Mr. Ye joined FF in February 2018 and currently serves as FF’s Vice President of Business Development and FF PAR. Mr. Ye also served as a director of Faraday Future from September 2018 to February 2020. Prior to joining FF, Mr. Ye served as the Vice President of Smart Device Overseas at LeEco from November 2016 to May 2017, and President of LeEco U.S. from May 2017 to February 2018, as a member of the board of directors of Lucid Motors from September 2017 to August 2018, and as a Country GM/MD of Huawei Consumer BG at Huawei France from January 2014 to October 2016. Mr. Ye received his Master degree in Electronics Engineering from Zhongshan University and his Bachelor degree in Engineering and Administration from Huazhong Science and Technology University.

Mr. Ye is well-qualified to serve on the New FF board of directors due to his extensive leadership experience in electric vehicle and technology companies.

Mr. Jordan Vogel has served as PSAC’s Chairman, Co-Chief Executive Officer and Secretary since its inception, and upon consummation of the Business Combination, will serve as a member of New FF’s board of directors. Mr. Vogel has been actively investing in and managing residential real estate in New York City since 2001. Since April 2009, Mr. Vogel has served as Co-Founder and Managing Member of Benchmark Real Estate Group, LLC, a real estate investment company. Mr. Vogel oversees all of the firm’s acquisitions and is a member of its Investment Committee. Prior to founding Benchmark, Mr. Vogel worked under Stephen Siegel (Global Chairman of CBRE) at SG2 Properties, LLC, or SG2, heading their acquisitions group from 2004 to 2009. While at SG2, the company successfully acquired over $600 million worth of residential real estate. Prior to SG2, Mr. Vogel worked at William Moses Co., Inc., an owner-operator of luxury apartments in Manhattan, from 2002 to 2004. He was responsible for asset management and the day-to-day operation of the entire portfolio. Mr. Vogel began his career in private equity in 2000 at Cramer Rosenthal McGlynn, LLC, a $5 billion money management firm located in New York City. While working for its private equity fund, he originated over $350 million of private equity deals. Mr. Vogel graduated with a B.S. in Economics from the University of Pennsylvania and received an M.S. in Real Estate Development from New York University.

Mr. Vogel is well-qualified to serve on the New FF’s board of directors due to his investment experience and special purpose acquisition company experience.

Mr. Brian K. Krolicki. Upon consummation of the Business Combination, Mr. Krolicki will serve as a member of New FF’s board of directors. Mr. Krolicki sat on the advisory board of FF from June 2019 to April 2020 and has been a director of FF since May 2020. Mr. Krolicki has extensive experiences in both the public and private sectors, and has served as a director or member of the advisory board in various companies. Mr. Krolicki was the Lieutenant Governor of the State of Nevada from 2007 to 2014 and the State Treasurer of the State of Nevada from 1999 to 2006. Mr. Krolicki also served in a wide variety of critical positions, including Chairman of the Nevada Commission on Economic Development and President of the Nevada State Senate. During his tenure as State Treasurer, Nevada became the first state treasury to receive the Certificate of Excellence in Investment Policy. In 2004, Brian was honored with the prestigious Award for Excellence in Public Finance and, in the same year, earned the distinction the nation’s “Most Outstanding State Treasurer.” Mr. Krolicki sits on the boards of Vislink Technologies Inc. (Nasdaq: VISL), and Nevada Nanotech Systems (and is currently its chairman of the audit committee). He is also the director of government relations of Customer Engagement Technologies, a payment solutions company in partnership with JPMorgan Chase. Mr. Krolicki holds a B.A. degree in Political Science from Stanford University.

Mr. Krolicki is well-qualified to serve on the New FF’s board of directors based on his directorship experience with various companies, governance experience from his public service careers and extensive experience in the financial and technology industries.

Christine June Harada. Upon consummation of the Business Combination, Ms. Harada will serve as a member of New FF’s board of directors. Ms. Harada has over 25 years of experience leading government and management consulting organizations. Currently, Ms. Harada is a Partner at Ridge-Lane Limited Partners, which she joined in August 2017. She has served as independent director and chair of governance committee at Rekor Solutions (Nasdaq: REKR) since August 2017, and sits on the board of Millennium Institute and U.S. Green Building Council of Los Angeles. From September 2018 to August 2020, Ms. Harada served as President of i(x) Investments, an investment holding company that invests in the critical areas of human needs including renewable energy. From November 2015 to January 2017, Ms. Harada was appointed and served as Federal Chief Sustainability Officer. Prior to that role, Ms. Harada was the Acting Chief of Staff of the U.S. General Services Administration, and also served as Associate Administrator, Government-wide Policy and Chief Acquisition Officer. Ms. Harada’s private sector experience includes 10 years in management consulting at the Boston Consulting Group and Booz Allen Hamilton. Ms. Harada holds an M.A. in International Studies from the Lauder Institute and an MBA, Finance from the Wharton School at the University of Pennsylvania. She also holds an M.S. in Aeronautics/Astronautics from Stanford University and a B.S. in Aeronautics/Astronautics from the Massachusetts Institute of Technology.

Ms. Harada is well-qualified to serve on the New FF board of directors based on her skills and experiences in sustainability, technology, finance, consulting and governmental policy, and her background in organizational policy and corporate best practices.

Lee Liu. Upon consummation of the Business Combination, Mr. Liu will serve as a member of New FF’s board of directors. Mr. Liu has extensive experiences in human resource, social capital and organizational capital management. Currently, Mr. Liu serves as founder and Chief Executive officer of King Maker Company (KMC) and Chairman of China Intelligent Management Association, a national society focusing on human resource development. Prior to founding KMC as well as CIMA in May 2020, Mr. Liu served as Senior Vice President of Human Resources at Baidu Inc., and the Chairman of Baidu Cloud Business. Prior to joining Baidu in April 2011, Mr. Liu served a variety of management roles in Motorola Inc. across regions and countries, including the Vice President of Global Human Resources. Mr. Liu received his PhD degree in Economics from Southwestern University of Finance and Economics. He also holds an Executive MBA degree from Peking University and a Bachelor degree in Microelectronis from Tianjin University.

Mr. Liu is well-qualified to serve on the New FF board of directors based on his extensive background in technology and internet services and human resources management.

Board Composition

New FF’s board of directors will direct the management of New FF’s business and affairs, as provided by Delaware law, and will conduct its business through meetings of the board of directors and its standing committees.

Assuming the election of the nominees set forth in the section entitled “The Director Election Proposal,” it is anticipated that New FF’s board of directors will consist of nine members upon the consummation of the Business Combination, each of who will serve for an initial term of one year. Under the Shareholder Agreement, New FF will agree to nominate and seek re-election of the initial New FF board of directors at the first annual meeting following the closing of the Business Combination.          will serve as Chairman of New FF’s board of directors.  The primary responsibilities of New FF’s board of directors will be to provide oversight, strategic guidance, counseling and direction to New FF’s management. New FF’s board of directors will meet on a regular basis and additionally as required.

Family Relationships

Mr. Jiawei Wang is the nephew of YT Jia. There are no other family relationships between any of PSAC’s executive officers and directors or director nominees.

Involvement in Certain Legal Proceedings.

YT Jia filed for bankruptcy protection under Chapter 11 of Title 11 of the United States (the “Bankruptcy Code”) on October 14, 2019 in the U.S. Bankruptcy Court for the District of Delaware which was later transferred to Bankruptcy Court for the Central District of California (the “Bankruptcy Court”). YT Jia filed for bankruptcy as a result of guarantees or borrowing made by YT Jia in order to fund LeECO and other businesses founded by YT Jia in China. The Chapter 11 plan was approved by the Bankruptcy Court and became effective on June 26, 2020.

In December 2019, YT Jia was determined by the Shenzhen Stock Exchange of China to be unsuitable for a position as director, supervisor or executive officer of public listed companies in China as a result of violation by Leshi Information Technology Co., Ltd. (“LeTV”), a public company founded and controlled by YT Jia in China, of several listing rules of Shenzhen Stock Exchange, including procedural non-compliance for the provision of funding and guarantees by LeTV to other affiliated companies founded by YT Jia, discrepancies in LeTV’s forecast and financials, and procedurally improper use of proceeds from LeTV’s public offering. Additionally, as the controlling shareholder and the former chairman of LeTV, YT Jia received a preliminary notice from China Securities Regulatory Commission (“CSRC”) in September 2020 notifying the CSRC’s intention to impose an administrative fine of RMB240 million and a ban from entry into the securities market as a result of LeTV’s misrepresentation in the registration document of its IPO and its financial statements, fraud in connection with a private placement, and other violations of securities law and listing requirements. As of the date hereof, final determination of such fine and injunction has not been made.

In January 2021, YT Jia, as the former executive director and chairman of Coolpad Group Limited (SEHK: 2369) received a decision from the Listing Committee of The Stock Exchange of Hong Kong Limited (the “HKSE Listing Committee”) that YT Jia and another executive director of Coolpad had breached their undertakings to the HKSE Listing Committee in connection with Coolpad Group Limited’s failure to comply with the Hong Kong listing rules requirement to timely announce certain disclosable transactions (such as advancement of money, provision of financial assistance, or certain related party transactions) and timely publish its financial results. HKSE Listing Committee determined that YT Jia’s retention of office on the board of Coolpad would have been prejudicial to the interests of investors. YT Jia appealed the decision on January 15, 2021.

Independence of Directors

New FF will adhere to the rules of the Nasdaq Stock Market in determining whether a director is independent. The board of directors of PSAC has consulted, and will consult, with its counsel to ensure that the board’s determinations are consistent with those rules and all relevant securities and other laws and regulations regarding the independence of directors. The Nasdaq Stock Market listing standards generally define an “independent director” as a person, other than an executive officer of a company or any other individual having a relationship which, in the opinion of New FF’s board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. The parties have determined that Jordan Vogel, Brian Krolicki, Christine Harada, Lee Liu and          will be considered independent directors. New FF’s independent directors will have regularly scheduled meetings at which only independent directors are present. A majority of the New FF board of directors will be remain independent, meaning New FF cannot elect to be a controlled company under Nasdaq listing rules, until the market capitalization of New FF exceeds $20 billion and the New FF board of directors elects to become a controlled company as a result of FF Top having requisite voting power for New FF to become a controlled company.

Risk Oversight

New FF’s board of directors will oversee the risk management activities designed and implemented by management. New FF’s board of directors will execute its oversight responsibility both directly and through its committees. New FF’s board of directors will also consider specific risk topics, including risks associated with its strategic initiatives, business plans and capital structure. New FF’s management, including its executive officers, is primarily responsible for managing the risks associated with the operation and business of the company and will provide appropriate updates to the board of directors and the audit committee. New FF’s board of directors will delegate to the audit committee oversight of its risk management process, and its other committees will also consider risk as they perform their respective committee responsibilities. All committees will report to the board of directors as appropriate, including when a matter rises to the level of material or enterprise risk.

Meetings and Committees of the Board of Directors

PSAC has established a separately standing audit committee, nominating committee, compensation committee and finance and investment committee. Such committees will be the committees of New FF following the Business Combination.

Audit Committee Information

New FF will have an audit committee comprised of independent directors. It is expected that the audit committee will initially consist of          with          serving as chair. Each of the member of the audit committee will be independent under the applicable listing standards. The audit committee has a written charter. The purpose of the audit committee will be, among other things, to appoint, retain, set compensation of, and supervise New FF’s independent registered public accounting firm, review the results and scope of the audit and other accounting related services and review New FF’s accounting practices and systems of internal accounting and disclosure controls.

The audit committee will at all times be composed exclusively of “independent directors,” as defined for audit committee members under the Nasdaq Stock Market listing standards and the rules and regulations of the SEC, who are “financially literate.” “Financially literate” generally means being able to read and understand fundamental financial statements, including a company’s balance sheet, income statement and cash flow statement. In addition, New FF will be required to certify to the exchange that the committee has, and will continue to have, at least one member who has past employment experience in finance or accounting, requisite professional certification in accounting, or other comparable experience or background that results in the individual’s financial sophistication. Our board has deemed          to be a financial expert on the audit committee.

Nominating Committee Information

New FF will have a nominating committee of the board of directors comprised of          with          serving as chair. Each member of the nominating committee will be independent under the applicable listing standards. The nominating committee has a written charter. The nominating committee will be responsible for overseeing the selection of persons to be nominated to serve on New FF’s board of directors.

Guidelines for Selecting Director Nominees

The nominating committee will consider persons identified by its members, management, stockholders, investment bankers and others. The guidelines for selecting nominees, which are specified in the nominating committee charter, generally provide that persons to be nominated:

•        should have demonstrated notable or significant achievements in business, education or public service;

•        should possess the requisite intelligence, education and experience to make a significant contribution to the board of directors and bring a range of skills, diverse perspectives and backgrounds to its deliberations; and

•        should have the highest ethical standards, a strong sense of professionalism and intense dedication to serving the interests of the stockholders.

The nominating committee will consider a number of qualifications relating to management and leadership experience, background and integrity and professionalism in evaluating a person’s candidacy for membership on the board of directors. The nominating committee may require certain skills or attributes, such as financial or accounting experience, to meet specific board needs that arise from time to time and will also consider the overall experience and makeup of its members to obtain a broad and diverse mix of board members. The nominating committee will not distinguish among nominees recommended by stockholders and other persons. Under the Shareholder Agreement to be entered into between New FF and FF Top, FF Top will have the right to nominate a specified number of directors on New FF’s board of directors based on FF Top’s voting power of the issued and outstanding New FF common stock.

Compensation Committee Information

New FF will have a compensation committee consisting of independent directors. It is expected that the compensation committee will initially consist of          with          serving as chair. The compensation committee has a written charter. The purpose of the compensation committee will be to review and approve compensation paid to New FF’s officers and directors and to administer New FF’s incentive compensation plans, including authority to make and modify awards under such plans.

Any award made pursuant to an individual subject to the requirements of Section 16 of the Exchange Act must be approved by a committee of two or more members of the board who are “nonemployee directors” as defined in Rule 16b-3(d)(1) under the Exchange Act.

Finance and Investment Committee Information

After the consummation of the Business Combination, New FF anticipates having a finance and investment committee, of which          and          will serve as members.          will serve as chairperson of the finance and investment committee. It is anticipated that the principal functions of the finance and investment committee will include:

•        reviewing analyses and provide guidance and advice regarding acquisitions and divestments and discuss and review New FF’s tax strategies, planning, and related structures;

•        reviewing the New FF’s capital structure and capital allocation, including any organic and inorganic investments;

•        reviewing and discussing any dividend policy;

•        reviewing and discussing any share repurchase activities and plans; and

•        reviewing and discussing any debt portfolio, credit facilities, compliance with financial covenants, commodity, interest rate, and currency derivative strategies, and proposed securities offerings.

The finance and investment committee will operate under a written charter, which will be effective after the consummation of the Business Combination. Under the Shareholder Agreement, Jiawei Wang will serve as a non-voting member of the finance and investment committee as long as he serves as an officer of New FF.

Code of Ethics

PSAC currently has a Code of Ethics that applies to all of its employees, officers, and directors. This includes PSAC’s principal executive officer, principal financial officer, and principal accounting officer or controller, or persons performing similar functions. Upon consummation of the Business Combination, the Code of Ethics will apply to New FF. The full text of the Code of Ethics will be posted on New FF’s website at www.ff.com. New FF intends to disclose on its website any future amendments of the Code of Ethics or waivers that exempt any principal executive officer, principal financial officer, principal accounting officer or controller, persons performing similar functions, or New FF’s directors from provisions in the Code of Ethics.

Compensation Committee Interlocks and Insider Participation

None of the members of the compensation committee is currently, or has been at any time, one of PSAC’s officers or employees. None of PSAC’s executive officers currently serves, or has served during the last year, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of PSAC’s board of directors or compensation committee.

Shareholder and Interested Party Communications

Prior to the Transactions, PSAC’s board of directors did not provide a process for shareholders or other interested parties to send communications to the board of directors because management believed that it was premature to develop such processes given the limited liquidity of PSAC’s common stock at that time. However, management of New FF following the Transactions may establish a process for shareholder and interested party communications in the future.

THE INCENTIVE PLAN PROPOSAL

On         , 2021, the PSAC board of directors approved the adoption of the Faraday Future Intelligent Electric Inc. 2021 Stock Incentive Plan (the “2021 Plan”), subject to approval by PSAC’s stockholders. If the 2021 Plan is adopted by PSAC’s stockholders, New FF will be able to make awards of long-term equity incentives, which we believe are critical for attracting, motivating, rewarding and retaining a talented team who will contribute to our success. In the event that the 2021 Plan is not approved by the stockholders of PSAC, the 2021 Plan and any awards thereunder will be void and of no force or effect.

Purposes of the 2021 Plan

The purposes of the 2021 Plan are (i) to align the interests of New FF’s stockholders and the recipients of awards under the 2021 Plan by increasing the proprietary interest of such recipients in New FF’s growth and success, (ii) to advance the interests of New FF by attracting and retaining non-employee directors, officers, other employees, consultants, independent contractors and agents and (iii) to motivate such persons to act in the long-term best interests of New FF and its stockholders.

Description of the 2021 Plan

The following description is qualified in its entirety by reference to the plan document, a copy of which is attached as Annex C and incorporated into this proxy statement/consent solicitation statement/prospectus by reference.

Administration

The 2021 Plan will be administered by the compensation committee of the New FF board of directors, or a subcommittee thereof, or such other committee designated by the New FF board of directors (the “Plan Committee”), in each case consisting of two or more members of the New FF board of directors. Each member of the Plan Committee is intended to be (i) a “non-employee director” within the meaning of Rule 16b-3 under the Exchange Act, and (ii) “independent” within the meaning of the rules of Nasdaq.

Subject to the express provisions of the 2021 Plan, the Plan Committee has the authority to select eligible persons to receive awards and determine all of the terms and conditions of each award. All awards are evidenced by an agreement containing such provisions not inconsistent with the 2021 Plan as the Plan Committee approves. The Plan Committee also has authority to establish rules and regulations for administering the 2021 Plan and to decide questions of interpretation or application of any provision of the 2021 Plan. The Plan Committee may take any action such that (i) any outstanding options and SARs become exercisable in part or in full, (ii) all or any portion of a restriction period on any outstanding awards lapse, (iii) all or a portion of any performance period applicable to any awards lapse, and (iv) any performance measures applicable to any outstanding awards be deemed satisfied at the target, maximum or any other level.

The Plan Committee may delegate some or all of its power and authority under the 2021 Plan to the New FF board of directors (or any members thereof), a subcommittee of the New FF board of directors, a member of the New FF board of directors, the Chief Executive Officer or other executive officer of New FF as the Plan Committee deems appropriate, except that it may not delegate its power and authority to a member of the New FF board of directors, the Chief Executive Officer or any executive officer with regard to awards to persons subject to Section 16 of the Exchange Act.

Types of Awards

Under the 2021 Plan, New FF may grant:

•        Non-qualified stock options;

•        Incentive stock options (within the meaning of Section 422 of the Internal Revenue Code);

•        Stock appreciation rights (“SARs”);

•        Restricted stock, restricted stock units and other stock awards (collectively, “Stock Awards”); and

•        Performance awards.

Available Shares

Subject to the capitalization adjustment provisions contained in the 2021 Plan, the number of shares of PSAC common stock (referred to in this section as “New FF common stock”) initially available for awards under the 2021 Plan is 49,342,013, all of which may be granted as incentive stock options. The number of shares of common stock available under the 2021 Plan will increase annually on the first day of each calendar year, beginning with the calendar year ending December 31, 2022, and continuing until (and including) the calendar year ending December 31, 2031, with such annual increase equal to the lesser of (i) 5% of the number of shares of New FF common stock issued and outstanding on December 31st of the immediately preceding fiscal year and (ii) an amount determined by the New FF board of directors. The closing price of a share of PSAC common stock as reported on Nasdaq on         , 2021 was $         per share.

The number of available shares under the 2021 Plan will be reduced by the sum of the aggregate number of shares of common stock which become subject to outstanding awards. To the extent that shares of common stock subject to an outstanding award granted under the 2021 Plan or the Smart King Ltd. Equity Incentive Plan, the Smart King Ltd. Special Talent Incentive Plan and each other equity plan maintained by FF under which awards are outstanding as of the effective date of the 2021 Plan (collectively, the “Prior Plans”) are not issued or delivered by reason of (i) the expiration, termination, cancellation or forfeiture of such award (excluding shares subject to an option canceled upon settlement of a related tandem SAR or subject to a tandem SAR cancelled upon exercise of a related option), or (ii) the settlement of such award in cash, then such shares will again be available for grant under the 2021 Plan. In addition, common stock subject to an award under the 2021 Plan or a Prior Plan will again be available for issuance under the 2021 Plan if such shares are (i) shares that were subject to an option or stock-settled SAR and were not issued or delivered upon the net settlement or net exercise of such option or SAR, or (ii) shares delivered to or withheld by New FF to pay the purchase price or the withholding taxes related to an outstanding award. Notwithstanding the foregoing, shares repurchased by New FF on the open market with the proceeds of an option exercise will not again be available for issuance under the 2021 Plan.

Change in Control

Unless otherwise provided in an award agreement, in the event of a change in control of New FF, the New FF board of directors (as constituted prior to such change in control) may, in its discretion, require that (i) some or all outstanding options and SARs will become exercisable in full or in part, either immediately or upon a subsequent termination of employment, (ii) the restriction period applicable to some or all outstanding Stock Awards will lapse in full or in part, either immediately or upon a subsequent termination of employment, (iii) the performance period applicable to some or all outstanding awards will lapse in full or in part, and (iv) the performance measures applicable to some or all outstanding awards will be deemed satisfied at the target, maximum or any other level. In addition, in the event of a change in control, the PSAC board of directors may, in its discretion, require that shares of capital stock of the company resulting from or succeeding the business of PSAC pursuant to such change in control, or the parent thereof, or other property be substituted for some or all of the shares of PSAC common stock subject to outstanding awards as determined by the PSAC board of directors, and/or require outstanding awards, in whole or in part, to be surrendered to PSAC in exchange for a payment of cash, shares of capital stock in the company resulting from the change in control, or the parent thereof, other property, or a combination of cash and shares or other property.

Under the terms of the 2021 Plan, a change in control is generally defined as: (i) certain acquisitions by any person, entity or group of 50% or more of the total voting power of New FF; (ii) a change in the composition of a majority of the New FF board of directors during any 12-month period by directors whose appointment was not endorsed by the members of the incumbent members of the New FF board of directors; or (iii) certain sales of 50% or more of New FF’s assets.

Clawback of Awards

The awards granted under the 2021 Plan and any cash payment or shares of common stock delivered pursuant to an award are subject to forfeiture, recovery by New FF or other action pursuant to the applicable award agreement or any clawback or recoupment policy which New FF may adopt from time to time, including any such policy which New FF may be required to adopt under the Dodd-Frank Wall Street Reform and Consumer Protection Act and implementing rules and regulations thereunder, or as otherwise required by law.

Effective Date, Termination and Amendment

The 2021 Plan will become effective as of the date of stockholder approval and will terminate on the tenth anniversary of the effective date of the 2021 Plan, unless earlier terminated by the New FF board of directors. The New FF board of directors may amend the 2021 Plan at any time, subject to any requirement of stockholder approval required by applicable law, rule or regulation, including any rule of Nasdaq, and provided that no amendment may be made that seeks to modify the non-employee director compensation limit under the 2021 Plan or that materially impairs the rights of a holder of an outstanding award without the consent of such holder.

Eligibility

Participants in the 2021 Plan will consist of such officers, other employees, non-employee directors, consultants, independent contractors and agents of New FF and its subsidiaries (and such persons who are expected to become any of the foregoing) as selected by the Plan Committee. The aggregate value of cash compensation and the grant date fair value of shares of common stock that may be awarded or granted during any fiscal year of New FF to any non-employee director will not exceed $         As of         , 2021, approximately          employees and          non-employee directors are eligible to participate in the 2021 Plan if selected by the Plan Committee to participate.

Stock Options and SARs

The 2021 Plan provides for the grant of stock options and SARs. The Plan Committee will determine the conditions to the exercisability of each option and SAR.

Each option will be exercisable for no more than ten years after its date of grant. If the option is an incentive stock option and the optionee owns greater than ten percent of the voting power of all shares of capital stock of New FF (a “ten percent holder”), then the option will be exercisable for no more than five years after its date of grant. Except in the case of substitute awards granted in connection with a corporate transaction, the exercise price of an option will not be less than 100% of the fair market value of a share of New FF common stock on the date of grant, unless the option is an incentive stock option and the optionee is a ten percent holder, in which case the exercise price will be the price required by the Code.

No SAR granted in tandem with an option (a “tandem SAR”) will be exercised later than the expiration, cancellation, forfeiture or other termination of the related option, and no free-standing SAR will be exercised later than ten years after its date of grant. Other than in the case of substitute awards granted in connection with a corporate transaction, the base price of a SAR will not be less than 100% of the fair market value of a share of New FF common stock on the date of grant, provided that the base price of a tandem SAR will be the exercise price of the related option. A SAR entitles the holder to receive upon exercise (subject to withholding taxes) shares of New FF common stock (which may be restricted stock) or, to the extent provided in the award agreement, cash or a combination thereof, with an aggregate value equal to the difference between the fair market value of the shares of New FF common stock on the exercise date and the base price of the SAR.

All of the terms relating to the exercise, cancellation or other disposition of stock options and SARs (i) upon a termination of employment of a participant with or service to New FF of the holder of such award, whether by reason of disability, retirement, death or any other reason, or (ii) during a paid or unpaid leave of absence, are determined by the Plan Committee. Notwithstanding anything in the award agreement to the contrary, the holder of an option or SAR will not be entitled to receive dividend equivalents with respect to the shares of common stock subject to such option or SAR.

The 2021 Plan expressly permits, without the approval of New FF’s stockholders, the repricing of options and SARs.

Stock Awards

The 2021 Plan provides for the grant of Stock Awards. The Plan Committee may grant a Stock Award as a restricted stock award, restricted stock unit award or other stock award. Restricted stock awards and restricted stock unit awards are subject to forfeiture if the holder does not remain continuously in the employment of New FF or its subsidiaries during the restriction period or if specified performance measures (if any) are not attained during the performance period.

Unless otherwise set forth in a restricted stock award agreement, the holder of shares of restricted stock has rights as a stockholder of New FF, including the right to vote and receive dividends with respect to shares of restricted stock and to participate in any capital adjustments applicable to all holders of New FF common stock; provided, however, that a distribution with respect to shares of New FF common stock, including a regular cash dividend, will be deposited by New FF and will be subject to the same restrictions as the restricted stock.

The agreement awarding restricted stock units will specify (i) whether such award may be settled in shares of New FF common stock, cash or a combination thereof; and (ii) whether the holder will be entitled to receive, on a deferred basis, dividend equivalents, and, if determined by the Plan Committee, interest on, or the deemed reinvestment of, any deferred dividend equivalents, with respect to the number of shares of New FF common stock subject to such award. Any dividend equivalents with respect to restricted stock units will be subject to the same vesting conditions as the underlying awards. Prior to settlement of a restricted stock unit in shares of New FF common stock, the holder of a restricted stock unit has no rights with respect to the shares of New FF common stock subject to such award.

The Plan Committee is authorized to grant other stock awards that may be denominated or payable in, valued in whole or in part by reference to, or otherwise based on, or related to, shares of New FF common stock, including without limitation shares of New FF common stock granted as a bonus and not subject to any vesting conditions, dividend equivalents, deferred stock units, stock purchase rights and shares of New FF common stock issued in lieu of obligations of New FF to pay cash under any compensatory plan or arrangement, subject to such terms as determined by the Plan Committee. The Plan Committee will determine the terms and conditions of such awards. Any distribution, dividend or dividend equivalents with respect to other stock awards that are subject to vesting conditions will be subject to the same vesting conditions as the underlying awards.

All of the terms relating to the satisfaction of performance measures and the termination of a restriction period or performance period relating to a Stock Award, or the forfeiture and cancellation of a Stock Award (i) upon a termination of employment with or service to New FF or any of its subsidiaries of the holder of such award, whether by reason of disability, retirement, death or any other reason, or (ii) during a paid or unpaid leave of absence, will be determined by the Plan Committee.

Performance Awards

The 2021 Plan also provides for the grant of performance awards. The agreement relating to a performance award will specify whether such award may be settled in shares of New FF common stock (including shares of restricted stock) or cash or a combination thereof. The agreement relating to a performance award will provide, in the manner determined by the Plan Committee, for the vesting of such performance award if the specified performance measures are satisfied or met during the specified performance period and for the forfeiture of such award if the specified performance measures are not satisfied or met during the specified performance period. Any dividends or dividend equivalents with respect to a performance award will be subject to the same vesting restrictions as such performance award. Prior to the settlement of a performance award in shares of common stock, the holder of such award has no rights as a stockholder of New FF with respect to such shares.

All of the terms relating to the satisfaction of performance measures and the termination of a performance period, or the forfeiture and cancellation of a performance award upon (i) a termination of employment with or service to New FF or any of its subsidiaries of the holder of such award, whether by reason of disability, retirement, death or any other reason, or (ii) during a paid or unpaid leave of absence, will be determined by the Plan Committee.

Performance Measures

Under the 2021 Plan, the grant, vesting, exercisability or payment of certain awards, or the receipt of shares of New FF common stock subject to certain awards, may be made subject to the satisfaction of performance measures. The performance goals applicable to a particular award will be determined by the Plan Committee at the time of grant. One or more of the following business criteria for New FF, on a consolidated basis, and/or for specified subsidiaries, business or geographical units or operating areas of New FF (except with respect to the total shareholder return and earnings per share criteria) or individual basis, may be used by the Plan Committee in establishing performance measures under the 2021 Plan: the attainment by a share of New FF common stock of a specified fair market value for a specified period of time; increase in stockholder value; earnings per share; return on or net assets; return on equity; return on investments; return on capital or invested capital; total stockholder return; earnings or income of New FF before or after taxes and/or interest; earnings before interest, taxes, depreciation and amortization (“EBITDA”); EBITDA margin; operating income; revenues; operating expenses, attainment of expense levels or cost reduction goals; market share; cash flow, cash flow per share, cash flow margin or free cash flow; interest expense; economic value created; gross profit or margin; operating profit or margin; net cash provided by operations; price-to-earnings growth; and strategic business criteria, consisting of one or more objectives based on meeting specified goals relating to market penetration, customer acquisition, business expansion, cost targets, customer satisfaction, reductions in errors and omissions, reductions in lost business, management of employment practices and employee benefits, supervision of litigation, supervision of information technology, quality and quality audit scores, efficiency, and acquisitions or divestitures, or such other goals as the Plan Committee may determine whether or not listed in the 2021 Plan. Each goal may be determined on a pre-tax or post-tax basis or on an absolute or relative basis and may include comparisons based on current internal targets, the past performance of New FF (including the performance of one or more subsidiaries, divisions, or operating units) or the past or current performance of other companies or market indices (or a combination of such past and current performance). Performance goals may include comparisons relating to capital (including, but not limited to, the cost of capital), stockholders’ equity, shares outstanding, assets or net assets, sales, or any combination thereof. In establishing a performance measure or determining the achievement of a performance measure, the Plan Committee may provide that achievement of the applicable performance measures may be amended or adjusted to include or exclude components of any performance measure, including, without limitation: (i) foreign exchange gains and losses, (ii) asset write-downs, (iii) acquisitions and divestitures, (iv) change in fiscal year, (v) unbudgeted capital expenditures, (vi) special charges such as restructuring or impairment charges; (vii) debt refinancing costs; (viii) extraordinary or noncash items; (ix) unusual, infrequently occurring, nonrecurring or one-time events affecting PSAC or its financial statements; or (x) changes in law or accounting principles.

Federal Income Tax Consequences

The following is a brief summary of certain United States federal income tax consequences generally arising with respect to awards under the 2021 Plan. This discussion does not address all aspects of the United States federal income tax consequences of participating in the 2021 Plan that may be relevant to participants in light of their personal investment or tax circumstances and does not discuss any state, local or non-United States tax consequences of participating in the 2021 Plan. Each participant is advised to consult his or her particular tax advisor concerning the application of the United States federal income tax laws to such participant’s particular situation, as well as the applicability and effect of any state, local or non-United States tax laws before taking any actions with respect to any awards.

Stock Options

A participant will not recognize taxable income at the time an option is granted and New FF will not be entitled to a tax deduction at that time. A participant will recognize compensation taxable as ordinary income (and subject to income tax withholding in respect of an employee) upon exercise of a non-qualified stock option equal to the excess of the fair market value of the shares purchased over their exercise price, and New FF (or the applicable employer) will be entitled to a corresponding deduction, subject to the limitations under Section 162(m) of the Code. A participant will not recognize income (except for purposes of the alternative minimum tax) upon exercise of an incentive stock option. If the shares acquired by exercise of an incentive stock option are held for the longer of two years from the date the option was granted and one year from the date it was exercised, any gain or loss arising from a subsequent disposition of those shares will be taxed as long-term capital gain or loss, and New FF will not be entitled to any deduction. If, however, those shares are disposed of within the above-described period, then in the year of that disposition the participant will recognize compensation taxable as ordinary income equal to the excess of the lesser of (1) the amount realized upon that disposition, and (2) the excess of the fair market value of those shares on the date of exercise over the exercise price, and New FF (or the applicable employer) will be entitled to a corresponding deduction, subject to the limitations under Section 162(m) of the Code.

SARs

A participant will not recognize taxable income at the time SARs are granted and New FF will not be entitled to a tax deduction at that time. Upon exercise, the participant will recognize compensation taxable as ordinary income (and subject to income tax withholding in respect of an employee) in an amount equal to the fair market value of any shares delivered and the amount of cash paid by New FF, and New FF (or the applicable employer) will be entitled to a corresponding deduction, subject to the limitations under Section 162(m) of the Code.

Stock Awards

A participant will not recognize taxable income at the time restricted stock is granted and New FF will not be entitled to a tax deduction at that time, unless the participant makes an election to be taxed at that time. If such election is made, the participant will recognize compensation taxable as ordinary income (and subject to income tax withholding in respect of an employee) at the time of the grant in an amount equal to the excess of the fair market value for the shares at such time over the amount, if any, paid for those shares. If such election is not made, the participant will recognize compensation taxable as ordinary income (and subject to income tax withholding in respect of an employee) at the time the restrictions constituting a substantial risk of forfeiture lapse in an amount equal to the excess of the fair market value of the shares at such time over the amount, if any, paid for those shares. The amount of ordinary income recognized by making the above-described election or upon the lapse of restrictions constituting a substantial risk of forfeiture is deductible by New FF (or the applicable employer) as compensation expense, subject to the limitations under Section 162(m) of the Code. In addition, a participant receiving dividends with respect to restricted stock for which the above-described election has not been made and prior to the time the restrictions constituting a substantial risk of forfeiture lapse will recognize compensation taxable as ordinary income (and subject to income tax withholding in respect of an employee), rather than dividend income, in an amount equal to the dividends paid and New FF (or the applicable employer) will be entitled to a corresponding deduction, subject to the limitations under Section 162(m) of the Code.

A participant will not recognize taxable income at the time a restricted stock unit is granted and New FF will not be entitled to a tax deduction at that time. Upon settlement of restricted stock units, the participant will recognize compensation taxable as ordinary income (and subject to income tax withholding in respect of an employee) in an amount equal to the fair market value of any shares delivered and the amount of any cash paid by New FF, and New FF (or the applicable employer) will be entitled to a corresponding deduction, subject to the limitations under Section 162(m) of the Code.

The tax consequences of another type of Stock Award will depend on the structure and form of such award. A participant who receives a Stock Award in the form of shares of New FF common stock that are not subject to any restrictions under the 2021 Plan will recognize compensation taxable as ordinary income on the date of grant in an amount equal to the fair market value of such shares on that date, and New FF (or the applicable employer) will be entitled to a corresponding deduction, subject to the limitations under Section 162(m) of the Code.

Performance Awards

A participant will not recognize taxable income at the time performance awards are granted and New FF will not be entitled to a tax deduction at that time. Upon settlement of performance awards, the participant will recognize compensation taxable as ordinary income (and subject to income tax withholding in respect of an employee) in an amount equal to the fair market value of any shares delivered and the amount of cash paid by New FF, and New FF (or the applicable employer) will be entitled to a corresponding deduction, subject to the limitations under Section 162(m) of the Code.

Section 162(m) of the Code

Section 162(m) of the Code generally limits to $1 million the amount that a publicly held corporation is allowed each year to deduct for the compensation paid to the corporation’s chief executive officer, chief financial officer and certain of the corporation’s current and former executive officers.

New Plan Benefits

The Plan Committee has the discretion to grant awards under the 2021 Plan and, therefore, it is not possible as of the date of this proxy statement/consent solicitation/prospectus to determine future awards that will be received by participants under the 2021 Plan.

Required Vote for Approval

If the business combination proposal and the other proposals (excluding the adjournment proposal) are not approved, the incentive plan proposal will not be presented at the Special Meeting. The affirmative vote of a majority of the votes cast by holders of PSAC common stock, voting together as a single class at a meeting at which quorum is present is required to approve the incentive plan proposal.

Failure to submit a proxy or to vote online at the Special Meeting and abstentions from voting will have no effect on the incentive plan proposal.

Notwithstanding the approval of the incentive plan proposal, if the Business Combination is not consummated for any reason, the actions contemplated by the incentive plan proposal will not be effected.

THE PSAC BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” APPROVAL OF THE FARADAY FUTURE Intelligent Electric INC. 2021 STOCK INCENTIVE PLAN.

EXECUTIVE AND DIRECTOR COMPENSATION

This section discusses the material components of the executive compensation program for certain of Faraday&Future Inc.’s (“Faraday Future”) executive officers (the “Target NEOs”) and directors. This discussion may contain forward-looking statements that are based on New FF’s current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that New FF adopts following the completion of the Business Combination may differ materially from the existing and currently planned programs summarized or referred to in this discussion.

Post-Combination Company Executive Compensation

In connection with the Business Combination, New FF intends to develop an executive compensation program that is designed to align executive compensation with New FF’s business objectives and the creation of stockholder value, while enabling New FF to attract, motivate and retain individuals who contribute to the long-term success of New FF. We anticipate that compensation for our executive officers will have three primary components: base salary; an annual cash incentive bonus; and long-term equity-based incentive compensation. We expect to grant the long-term equity-based incentive compensation to our executive officers under the 2021 Plan if we obtain stockholder approval of the plan as described below in “The Incentive Plan Proposal.”

Decisions on the executive compensation program will be made by the compensation committee, as established at the closing of the Business Combination. The executive compensation program actually adopted will depend on the judgment of the members of the compensation committee. Faraday Future has retained Mercer (US) Inc. (“Mercer”), an independent compensation consultant, to assist Faraday Future in evaluating the compensation programs for the executive officers following the closing of the Business Combination. Mercer will also assist our board of directors in developing a compensation program for our non-employee directors following the closing of the Business Combination.

Summary Compensation Table — Fiscal 2020

The following table sets forth certain information concerning compensation paid to the Target NEOs for the fiscal year ended December 31, 2020:

Name and Principal Position	Year	Salary ($)(1)	Bonus ($)		Stock Awards ($)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)(3)	Total ($)
Dr. Carsten Breitfeld	2020	468,313	400,000	(4)	—	1,765,581	—	98,419	2,732,313
Global Chief Executive Officer

Chui Tin Mok	2020	163,417	200,000	(5)	—	285,760	—	—	649,177
Executive Vice President and Head of User Ecosystem

Jiawei Wang	2020	161,512	—		—	480,240	—	—	641,752
Vice President of Global Capital Markets

____________

(1)      The annualized base salaries for the Target NEOs at the beginning of fiscal 2020 were as follows: Dr. Breitfeld, $1,800,000; Mr. Mok, $500,000 and Mr. Wang, $304,000. In response to the COVID-19 pandemic, Faraday Future reduced the base salaries of each Target NEO in March 2020. The amounts reported in this column represent base salaries earned by the Target NEOs during fiscal 2020, which included the application of the COVID-19 reduction.

(2)      The amounts reported in this column reflect the grant date fair value of time-based stock option awards granted to the Target NEOs during 2020 by FF under the Smart King Ltd. Equity Incentive Plan (the “FF EIP”) and are accounted for in accordance with FASB ASC Topic 718. Please see Note 13 titled “Stock-Based Compensation” beginning on page F-33 of FF’s Notes to Consolidated Financial Statements included elsewhere in this proxy statement/consent solicitation statement/prospectus for a discussion of the relevant assumptions used in calculating these amounts. The grant date fair values of these option awards were as follows: Dr. Breitfeld — $1,685,440; Mr. Mok — $285,760 and Mr. Wang — $480,240.

In addition, the amount reported in this column for Dr. Breitfeld includes the grant date fair value of an equity award granted to him during 2020 by FF Global (an indirect shareholder of FF as described below in this proxy statement/consent solicitation statement/prospectus under “Partnership Program”). This value is accounted for in accordance with FASB ASC Topic 718 based on the following assumptions: 10 year term; volatility of 34.96%; discount rate of 0.75%; and an estimated per unit value as of the grant date of $0.09. The grant date fair value of this FF Global award for Dr. Breitfeld is $80,141.

(3)      For Dr. Breitfeld, this amount includes $79,200 which is the value of the corporate housing provided to Dr. Breitfeld in 2020 and $19,219 which is the value of a rental car provided to Dr. Breitfeld in 2020.

(4)      This amount represents the portion of the signing and retention bonus granted to Dr. Breitfeld that vested during 2020. The remaining portion of the bonus vests based on Dr. Breitfeld’s continued employment through August 2022, as described in more detail below under “Employment Agreements, Offer Letters and Other Compensatory Agreements.”

(5)      This amount represents the portion of the signing and retention bonus granted to Mr. Mok that vested during 2020. The remaining portion of the bonus vests based on Mr. Mok’s continued employment through October 2023, as described in more detail below under “Employment Agreements, Offer Letters and Other Compensatory Agreements.”

Employment Agreements, Offer Letters and Other Compensatory Agreements

Dr. Carsten Breitfeld

Dr. Breitfeld entered into an employment agreement with Faraday Future, dated August 6, 2019, that provides for his employment as Faraday Future’s Global Chief Executive Officer. The agreement has a term of three years and provides for Dr. Breitfeld to receive an annual base salary of $2,250,000 (which was reduced to $1,800,000 until Faraday Future raises Series B Preferred Equity in the minimum amount of $200 million). In connection with the Business Combination, Dr. Breitfeld’s base salary will be increased to $2,250,000 and he will receive a lump sum bonus equal to the amount by which his base salary was reduced from August 2019 to the closing of the Business Combination. The agreement also provides that Dr. Breitfeld will be paid a signing and retention bonus of $1,200,000, which vests in three annual installments in August 2020, August 2021 and August 2022, and that he is entitled to receive a discretionary annual performance bonus. The agreement also provides that Dr. Breitfeld will be granted an initial option to purchase 13 million Class A ordinary shares of FF (which was granted in April 2020) and will receive a future option grant to purchase 4 million Class A ordinary shares of FF if Faraday Future achieves certain milestones on certain dates as specified by Faraday Future’s founder. Dr. Breitfeld is also entitled to participate in all benefit programs provided to employees of Faraday Future generally and to reimbursement for business expenses, paid time off, a car allowance, payment for visa application and legal fees, $5,000 for accounting advisors retained to advise Dr. Breitfeld on the computation of his personal taxes, and reimbursement of relocation expenses within 90 days of the effective date of the agreement. Dr. Breitfeld is also provided corporate housing by Faraday Future (or after Faraday Future raises Series B Preferred Equity in the minimum amount of $200 million, Dr. Breitfeld will receive a monthly housing allowance not to exceed $8,000). After Faraday Future raises Series B Preferred Equity in the minimum amount of $200 million, Faraday Future has agreed to reimburse Dr. Breitfeld for monthly contributions to the German Public Retirement Insurance System. Dr. Breitfeld’s employment may be terminated by either party with 30 days’ notice.

If Dr. Breitfeld’s employment is terminated by Faraday Future without cause (as such term is defined in the employment agreement), he will receive, subject to him executing and not revoking a general release of claims in favor of Faraday Future, a lump sum payment equal to his base salary for the remainder of the term of the employment agreement. If Dr. Breitfeld’s employment is terminated due to his death or disability (as such term is defined in the employment agreement), Faraday Future will pay Dr. Breitfeld (or his estate) a lump sum payment equal to three months base salary.

The employment agreement contains an indefinite confidentiality clause, one-year post-termination non-solicitation of employees and independent contractors clause, one-year post-termination non-interference with customers clause, and one-year post termination non-disparagement clause.

Chui Tin Mok

Mr. Mok entered into an offer letter with Faraday Future, dated October 10, 2018, that provides for his employment as Faraday Future’s Global UP2U EVP. The offer letter provides for Mr. Mok to receive an annual base salary of $500,000. The agreement also provides that Mr. Mok will be paid a signing and retention bonus of $1,000,000, which vests over 60 months through October 2023, and that he is entitled to receive a discretionary annual performance bonus (with a target amount of $300,000). Mr. Mok is also entitled to participate in Faraday Future’s health insurance, 401(k) plan, paid time off and paid holidays.

Jiawei Wang

Mr. Wang entered into an offer letter with Faraday Future, dated January 23, 2018 and amended July 1, 2019, that provides for his employment as Faraday Future’s Head of Capital. The offer letter provides for Mr. Wang to receive an annual base salary of $100,000 (which was adjusted in July 2019 to $304,000 and was scheduled to increase to $380,000 on March 1, 2020). Upon Faraday Future raising equity of $200 million, Mr. Wang will receive a bonus equal to the amount by which his base salary was reduced from July 1, 2019 to February 29, 2020. The agreement also provides that Mr. Wang is entitled to receive a discretionary annual performance bonus (with a target amount of $120,000 effective July 1, 2019). Mr. Wang is also entitled to participate in Faraday Future’s health insurance, 401(k) plan, paid time off and paid holidays.

Outstanding Equity Awards at 2020 Fiscal Year-End

FF Equity Awards:

The table below sets forth certain information concerning outstanding stock options to acquire Class A Ordinary Shares of FF held by the Target NEOs as of December 31, 2020. In connection with the Business Combination, all outstanding stock options of FF will be converted into options to purchase Class A Common Stock of New FF as described in the “The Merger Agreement” section above.

Option Awards
Name	Date of Grant	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable		Option Exercise Price ($)	Option Expiration Date
Dr. Carsten Breitfeld	4/8/2020	1,841,667	11,158,333	(1)	0.34	4/8/2030
	7/26/2020	75,359	678,230	(2)	0.34	7/26/2030
Chui Tin Mok	5/30/2019	1,450,000	4,550,000	(3)	0.36	5/30/2029
	7/26/2020	40,670	2,292,823	(4)	0.34	7/26/2030
Jiawei Wang	2/1/2018	7,793,750	206,250	(5)	0.36	2/1/2028
	5/30/2019	53,550	68,850	(6)	0.36	5/30/2029
	7/26/2020	29,187	3,830,144	(7)	0.34	7/26/2030

____________

(1)      The unvested portion of this option is scheduled to vest as follows (subject in each case to the Target NEO’s continued employment through the applicable vesting date):

•        With respect to 3,575,000 shares, in thirty-three equal monthly installments on the third day of each month through September 3, 2024.

•        With respect to 2,383,333 shares, in forty-four equal monthly installments on the third day of each month through September 3, 2024.

•        With respect to 2,600,000 shares, in forty-eight equal monthly installments beginning on September 3, 2021.

•        With respect to 2,600,000 shares, in forty-eight equal monthly installments beginning on September 3, 2022.

(2)      The unvested portion of this option is scheduled to vest as to 25% of the shares subject to the option on March 16, 2021 and the remaining portion of the option shall vest in thirty-six equal monthly installments thereafter, subject to the Target NEO’s continued employment through the applicable vesting date.

(3)      The unvested portion of this option is scheduled to vest as follows (subject in each case to the Target NEO’s continued employment through the applicable vesting date):

•        With respect to 1,250,000 shares, in twenty-five equal monthly installments on the eighth day of each month through December 8, 2022.

•        With respect to 900,000 shares, in thirty-six equal monthly installments on the eighth day of each month through December 8, 2022.

•        With respect to 1,200,000 shares, in forty-eight equal monthly installments beginning on January 8, 2021.

•        With respect to 1,200,000 shares, in forty-eight equal monthly installments beginning on January 8, 2022.

(4)      The unvested portion of this option is scheduled to vest as follows (subject in each case to the Target NEO’s continued employment through the applicable vesting date):

•        With respect to 1,992,823 shares, as to 498,206 of such shares on March 16, 2021 and as to the remaining 1,494,617 of such shares in thirty-six equal monthly installments thereafter.

•        With respect to 180,000 shares, as to 45,000 of such shares on June 26, 2021 and as to the remaining 135,000 of such shares in thirty-six equal monthly installments thereafter.

•        With respect to 60,000 shares, in forty-eight equal monthly installments beginning on June 26, 2021.

•        With respect to 30,000 shares, in forty-eight equal monthly installments beginning on June 26, 2022.

•        With respect to 30,000 shares, in forty-eight equal monthly installments beginning on June 26, 2023.

(5)      The unvested portion of this option is scheduled to vest in eleven equal monthly installments on the twenty-first day of each month through November 21, 2021, subject to the Target NEO’s continued employment through the applicable vesting date

(6)      The unvested portion of this option is scheduled to vest in twenty-seven equal monthly installments on the fifteenth day of each month through February 15, 2023, subject to the Target NEO’s continued employment through the applicable vesting date.

(7)      The unvested portion of this option is scheduled to vest as follows (subject in each case to the Target NEO’s continued employment through the applicable vesting date):

•        With respect to 1,430,144 shares, as to 357,536 of such shares on March 16, 2021 and as to the remaining 1,072,608 of such shares in thirty-six equal monthly installments thereafter.

•        With respect to 960,000 shares, as to 240,000 of such shares on June 26, 2021 and as to the remaining 720,000 of such shares in thirty-six equal monthly installments thereafter.

•        With respect to 480,000 shares, in forty-eight equal monthly installments beginning on June 26, 2021.

•        With respect to 480,000 shares, in forty-eight equal monthly installments beginning on June 26, 2022.

•        With respect to 480,000 shares, in forty-eight equal monthly installments beginning on June 26, 2023.

FF Global Equity Awards:

As described below in this proxy statement/consent solicitation statement/prospectus under “Partnership Program,” certain members of Faraday Future management (including each of the Target NEOs) and other Faraday Future employees participate as partners in FF Global, an indirect shareholder of FF through FF Global’s controlling equity interest in an indirect parent company of FF Top. Under the terms of their participation, the executive pays the purchase price for their equity interests in FF Global in 10 annual installments. The table below sets forth the FF Global equity interests for each of the Target NEOs as of December 31, 2020. The estimated per unit value of these interests as of December 31, 2020 was approximately $0.09. FF Global intends to amend its governance documents to, among other things, clarify the parties’ intention in terms of the allocation and distribution of economic interests of the FF Global units received by the partners and preparatory partners.

	FF Global Awards
Name	Date of Grant	Number of Securities Underlying Unexercised Awards (#) Exercisable(1)	Number of Securities Underlying Unexercised Awards (#) Unexercisable(1)	Per-Unit Purchase Price ($)	Award Expiration Date
Dr. Carsten Breitfeld	6/10/2020	13,000,000	—	0.50	6/10/2030
Chui Tin Mok	6/25/2019	3,900,000	—	0.50	6/25/2029
Jiawei Wang	6/25/2019	9,100,000	—	0.50	6/25/2029

____________

(1)      The FF Global equity interests are fully vested and exercisable. However, if the executive does not pay an installment of the purchase price when due, the equity interests related to that installment will be forfeited to FF Global without consideration.

Description of Equity Incentive Plan (EIP)

FF maintains the FF EIP. The FF EIP provides that upon an acquisition of FF if the administrator has not provided for the assumption or substitution of outstanding equity awards, then all outstanding equity awards held by then-employed service providers shall fully vest and become exercisable prior to the closing of the acquisition, and will terminate in connection with the acquisition. In connection with the Business Combination, all outstanding stock options of FF will be converted into options to purchase Class A Common Stock of New FF as described in the “The Merger Agreement” section above.

In connection with the Business Combination, stockholders will be asked to approve the 2021 Plan, which will replace the FF EIP with respect to future equity awards. For information regarding a proposed plan governing post-closing equity compensation for employees, officers and directors, see “Incentive Plan Proposal” above.

Description of Retirement Plans

Each of the Target NEOs (other than Dr. Breitfeld) participate in a defined contribution 401(k) plan maintained by Faraday Future for the benefit of its full-time employees based in the United States. This 401(k) plan is intended to qualify under Section 401 of the Internal Revenue Code so that employee contributions and income earned on such contributions are not taxable to employees until withdrawn. Employees may elect to defer a portion of their eligible compensation, not to exceed the statutorily prescribed annual limit, in the form of elective deferral contributions to this 401(k) plan. This 401(k) plan also has a “catch-up contribution” feature for employees aged 50 or older (including those who qualify as “highly compensated” employees) who can defer amounts over the statutory limit that applies to all other employees. Currently, Faraday Future does not make any discretionary or matching employer contributions to the 401(k) plan. Participants are always vested in their contributions to the 401(k) plan.

Dr. Breitfeld participates in the German Public Retirement Insurance System as required under German law. Faraday Future does not make any contributions to this retirement plan, but as noted above in the description of his employment agreement, Faraday Future will reimburse Dr. Breitfeld for his contributions to this retirement system following the Business Combination.

Director Compensation Table — Fiscal 2020

The following table sets forth certain information concerning compensation paid to Brian Krolicki, who is not an employee of either FF or Faraday Future, for his service on the boards of FF and Faraday Future (the “boards”) for the last fiscal year. Messrs. Breitfeld, Aydt, Mok and Wang also served as directors of Faraday Future during the last fiscal year; however, their compensation is reflected in the Summary Compensation Table — Fiscal 2020 as they did not receive any additional compensation for their service on the board of directors of Faraday Future.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)(1)(2)	Total ($)
Brian Krolicki	4,167	—	40,013	44,180

____________

(1)      As of December 31, 2020, Mr. Krolicki held options to acquire 679,167 Class A ordinary shares of FF with 108,333 of such options unvested as of December 31, 2020.

(2)      The amounts reported in this column reflect the grant date fair value of a time-based stock option award granted to Mr. Krolicki during 2020 by FF under the FF EIP and are accounted for in accordance with FASB ASC Topic 718. Please see Note 13 titled “Stock-Based Compensation” beginning on page F-33 of FF’s Notes to Consolidated Financial Statements included elsewhere in this proxy statement/consent solicitation statement/prospectus for a discussion of the relevant assumptions used in calculating these amounts.

Pursuant to the terms of the Director Agreement by and among FF, Faraday Future and Brian Krolicki, dated May 1, 2020 (the “Director Agreement”), Mr. Krolicki is entitled to receive (i) an annual cash stipend of $10,000, paid in four equal quarterly payments, (ii) meeting fees of $1,000 for each board meeting above 12 meetings per year, and (iii) $5,000 per year for serving on any committee of the boards (which shall be increased to $10,000 if Mr. Krolicki serves as the chair of any such committee). During fiscal 2020, Mr. Krolicki served on three committees of the boards, and was chair of the Audit Committee, however he did not receive any compensation for service on these committees in 2020 as they were formed in December 2020 and did not have any meetings in 2020. Mr. Krolicki is also entitled to reimbursement of any expenses incurred in connection with his service on the boards.

Pursuant to the terms of the Director Agreement, Mr. Krolicki received an option to purchase 325,000 Class A ordinary shares of FF on May 1, 2020 at an exercise price equal to the fair market value of the ordinary shares on the date of grant. The option vests ratably on a monthly basis over 12 months from May 1, 2020, subject to Mr. Krolicki’s continued service on the boards through each vesting date.

As noted above under “Management of New FF Following the Business Combination,” Dr. Breitfeld and Mr. Aydt will be executive officers of New FF and will serve on the board of directors of New FF after the Business Combination. Qing Ye will be an employee of New FF, serving as its Vice President of Business Development and FF PAR, and will also serve on the New FF board of directors. These individuals will not receive any additional compensation for their services as directors of New FF. The employee compensation arrangements for Mr. Aydt and Mr. Ye as of the date hereof are briefly summarized below.

Mr. Aydt commenced employment with Faraday Future in July 2016 and currently serves as its Global SVP, Business Development and Product Definition. Pursuant to his retention letter with Faraday Future dated February 25, 2020, his base salary is $400,000, and he is eligible to receive a discretionary annual performance bonus (with a target amount of $100,000). Mr. Aydt is also entitled to participate in Faraday Future’s health insurance, 401(k) plan, paid time off and paid holidays. For his services as an employee during 2020, Mr. Aydt received $139,417 in base salary. He was also granted an option in July 2020 to purchase up to 1,315,790 shares of Class A Ordinary Shares of FF at an exercise price of $0.34 per share. Mr. Aydt also holds 7,332,000 membership units in FF Global on the terms generally described above under “FF Global Equity Awards.”

Mr. Ye commenced employment with Faraday Future in August 2018 and currently serves as its Vice President of Business Development and FF PAR. Pursuant to his offer letter with Faraday Future dated August 27, 2018, his base salary is $300,000, and he is eligible to receive a discretionary annual performance bonus (with a target amount of $100,000). Mr. Ye is also entitled to participate in Faraday Future’s health insurance, 401(k) plan, paid time off and paid holidays. For his services as an employee during 2020, Mr. Ye received $153,750 in base salary. He was also granted an option in July 2020 to purchase up to 250,479 shares of Class A Ordinary Shares of FF at an exercise price of $0.34 per share. Mr. Ye also holds 3,632,700 membership units in FF Global on the terms generally described above under “FF Global Equity Awards.”

THE NASDAQ PROPOSAL

Overview

In connection with the Business Combination, PSAC intends to issue (subject to customary terms and conditions) up to 79,500,000 shares of PSAC common stock to Subscription Investors pursuant to the Subscription Agreements.

Why PSAC Needs Stockholder Approval

We are seeking stockholder approval in order to comply with Nasdaq Listing Rules 5635(a) and (d).

Under Nasdaq Listing Rule 5635(a), stockholder approval is required prior to the issuance of securities in connection with the acquisition of another company if such securities are not issued in a public offering and (A) have, or will have upon issuance, voting power equal to or in excess of 20% of the voting power outstanding before the issuance of common stock (or securities convertible into or exercisable for common stock); or (B) the number of shares of common stock to be issued is or will be equal to or in excess of 20% of the number of shares of common stock outstanding before the issuance of the stock or securities.

Under Nasdaq Listing Rule 5635(d), stockholder approval is required for a transaction other than a public offering involving the sale, issuance or potential issuance by an issuer of common stock (or securities convertible into or exercisable for common stock) at a price that is less than the greater of book or market value of the stock if the number of shares of common stock to be issued is or may be equal to 20% or more of the common stock, or 20% or more of the voting power, outstanding before the issuance.

Pursuant to the Subscription Agreements, PSAC has obtained commitments from Subscription Investors to purchase shares of PSAC common stock for a purchase price of $10.00 per share, in the Private Placement, which remain subject to customary conditions including the closing of the Merger. The 79,500,000 shares of PSAC common stock PSAC anticipates issuing pursuant to the Subscription Agreements will (1) constitute more than 20% of PSAC’s then outstanding common stock and (2) be sold for a purchase price of $10.00 per share, which will be less than the greater of the book or market value of the shares. PSAC is required to obtain shareholder approval of such issuances pursuant to Nasdaq Listing Rules 5635(a) and (d).

Effect of Proposal on Current Stockholders

If the Nasdaq proposal is adopted, up to approximately           shares of PSAC common stock may be issued pursuant to the terms of the Merger Agreement, which would result in significant dilution to PSAC’s stockholders, and would afford stockholders a smaller percentage interest in the voting power, liquidation value and aggregate book value of PSAC after the closing of the Business Combination

In the event that this proposal is not approved by PSAC stockholders, the Business Combination may not be consummated.

Required Vote for Approval

Approval of the Nasdaq proposal requires the affirmative vote of a majority in voting power of the outstanding shares of PSAC common stock present in person (including virtually) or by proxy at the Special Meeting. Assuming a valid quorum is otherwise established, failure to vote and broker non-votes will have no effect on the outcome of any vote on the Nasdaq proposal. Abstentions are deemed entitled to vote on such proposals. Therefore, they have the same effect as a vote against the proposals.

The Nasdaq proposal is conditioned upon the approval and completion of the business combination proposal. If the business combination proposal is not approved, the Nasdaq proposal will have no effect, even if approved by the PSAC stockholders.

PSAC’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT PSAC STOCKHOLDERS VOTE “FOR” THE NASDAQ PROPOSAL.

THE ADJOURNMENT PROPOSAL

The adjournment proposal allows PSAC’s board of directors to submit a proposal to adjourn the Special Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event PSAC is does not have sufficient proxies to approve one or more of the foregoing proposals. In no event will PSAC solicit proxies to adjourn the Special Meeting or consummate the Business Combination beyond the date by which it may properly do so under its amended and restated certificate of incorporation and Delaware law. See the section entitled “The Business Combination Proposal — Interests of PSAC’s Directors and Officers in the Business Combination.”

In addition to an adjournment of the Special Meeting upon approval of an adjournment proposal, the board of directors of PSAC is empowered under Delaware law to postpone the meeting at any time prior to the meeting being called to order. In such event, PSAC will issue a press release and take such other steps as it believes are necessary and practical in the circumstances to inform its stockholders of the postponement.

Consequences if the Adjournment Proposal is not Approved

If an adjournment proposal is presented to the meeting and is not approved by the stockholders, PSAC’s board of directors may not be able to adjourn the Special Meeting to a later date if PSAC is unable to consummate the Business Combination (because either the business combination proposal is not approved or the conditions to consummating the Business Combination have not been met). In such event, the Business Combination would not be completed.

Required Vote for Approval

Adoption of the adjournment proposal requires the affirmative vote of a majority of the issued and outstanding shares of PSAC’s common stock represented in person (including virtually) or by proxy at the meeting and entitled to vote thereon. Adoption of the adjournment proposal is not conditioned upon the adoption of any of the other proposals.

THE PSAC BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT PSAC STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE ADJOURNMENT PROPOSAL.

OTHER INFORMATION RELATED TO PSAC

Introduction

PSAC was incorporated on February 11, 2020 for the purpose of entering into a merger, share exchange, asset acquisition, stock purchase, recapitalization, reorganization or other similar business combination with one or more businesses or entities. PSAC’s efforts to identify a prospective target business were not limited to any particular industry or geographic region. Prior to executing the Merger Agreement, PSAC’s efforts were limited to organizational activities, completion of its initial public offering and the evaluation of possible business combinations.

Initial Public Offering and Simultaneous Private Placement

On July 24, 2020, PSAC closed its initial public offering of 20,000,000 units, with each unit consisting of one share of its common stock and one warrant, with each whole warrant entitling the holder thereof to purchase one share of its common stock at a purchase price of $11.50 commencing on the later of 30 days after the consummation of a business combination and 12 months from the closing of the initial public offering. The units from the initial public offering were sold at an offering price of $10.00 per unit, generating total gross proceeds of $200,000,000. Simultaneously with the consummation of the initial public offering, PSAC consummated the private sale of 535,000 private units at $10.00 per unit for an aggregate purchase price of $5,350,000. A total of $200,000,000, was deposited into the trust account and the remaining proceeds became available to be used as working capital to provide for business, legal and accounting due diligence on prospective business combinations and continuing general and administrative expenses.

On July 29, 2020, PSAC was notified by the underwriters of their intent to partially exercise their over-allotment option on July 31, 2020. As such, on July 31, 2020, PSAC consummated the sale of an additional 2,977,568 units, at $10.00 per unit, and the sale of an additional 59,551 private units, at $10.00 per private unit, generating total gross proceeds of $30,371,190. A total of $29,775,680 of the net proceeds was deposited into the trust account, bringing the aggregate proceeds held in the trust account to $229,775,680.

Except as described in the prospectus for PSAC’s initial public offering and described in the subsection below entitled “— PSAC’s Management’s Discussion and Analysis of Financial Condition and Results of Operations,” these proceeds will not be released until the earlier of the completion of an initial business combination and PSAC’s redemption of 100% of the outstanding Public Shares upon its failure to consummate a business combination within the required time period.

Fair Market Value of Target Business

The target business or businesses that PSAC acquires must collectively have a fair market value equal to at least 80% of the balance of the funds in the trust account (excluding the deferred underwriting commissions and taxes payable on the income earned on the trust account) at the time of the execution of a definitive agreement for its initial business combination, although PSAC may acquire a target business whose fair market value significantly exceeds 80% of the trust account balance. PSAC’s board of directors determined that this test was met in connection with the proposed business combination with FF as described in the section titled “The Business Combination Proposal” above.

Stockholder Approval of Business Combination

Under PSAC’s amended and restated certificate of incorporation, in connection with any proposed business combination, PSAC must seek stockholder approval of an initial business combination at a meeting called for such purpose at which Public Stockholders may seek to convert their Public Shares into cash, regardless of whether they vote for or against the proposed business combination, subject to the limitations described in the prospectus for PSAC’s initial public offering. Accordingly, in connection with the Business Combination with FF, the PSAC Public Stockholders may seek to convert their Public Shares into cash in accordance with the procedures set forth in this proxy statement/consent solicitation statement/prospectus.

Voting Restrictions in Connection with Stockholder Meeting

In connection with any vote for a proposed business combination, including the vote with respect to the business combination proposal, PSAC’s Sponsor and its officers and directors have agreed to vote their Private Shares, as well as any shares of common stock acquired in the aftermarket, in favor of such proposed business combination.

At any time prior to the Special Meeting, during a period when they are not then aware of any material nonpublic information regarding PSAC or its securities, the Sponsor, FF and/or their respective affiliates may purchase shares from institutional and other investors who vote, or indicate an intention to vote, against the business combination proposal, or execute agreements to purchase such shares from them in the future, or they may enter into transactions with such persons and others to provide them with incentives to acquire shares of PSAC’s common stock or vote their shares in favor of the business combination proposal. The purpose of such share purchases and other transactions would be to increase the likelihood of satisfaction of the requirements that the Business Combination be approved where it appears that such requirements would otherwise not be met. All shares repurchased by PSAC’s affiliates pursuant to such arrangements would be voted in favor of the proposed business combination. As of the date of this proxy statement/consent solicitation statement/prospectus, no agreements dealing with the above have been entered into.

Liquidation if No Business Combination

Under PSAC’s amended and restated certificate of incorporation, if PSAC does not complete the Business Combination with FF or another initial business combination by April 24, 2022, PSAC will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem 100% of the outstanding Public Shares and (iii) as promptly as reasonably possible following such redemption, subject to the approval of PSAC’s remaining stockholders and its board of directors, dissolve and liquidate, subject (in the case of (ii) and (iii) above) to PSAC’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. At such time, the warrants will expire. Holders of warrants will receive nothing upon a liquidation with respect to such rights and the warrants will be worthless.

PSAC’s Sponsor has agreed to waive its rights to participate in any distribution from PSAC’s trust account or other assets with respect to its Private Shares. There will be no distribution from the trust account with respect to PSAC’s warrants, which will expire worthless if PSAC is liquidated.

The proceeds deposited in the trust account could, however, become subject to the claims of PSAC’s creditors which would be prior to the claims of the PSAC Public Stockholders. Although PSAC has obtained waiver agreements from certain vendors and service providers it has engaged and owes money to, and the prospective target businesses PSAC has negotiated with, whereby such parties have waived any right, title, interest or claim of any kind they may have in or to any monies held in the trust account, and although PSAC will seek such waivers from vendors it engages in the future, there is no guarantee that they or other vendors who did not execute such waivers will not seek recourse against the trust account notwithstanding such agreements. PSAC’s executive officers have agreed that they will be personally liable to pay debts and obligations to target businesses or vendors or other entities that are owed money by PSAC for services rendered or contracted for or products sold to it, but PSAC cannot assure that they will be able to satisfy their indemnification obligations if they are required to do so. Additionally there are two exceptions to the personal indemnity they have given: they will have no personal liability (1) as to any claimed amounts owed to a target business or vendor or other entity who has executed a valid and enforceable agreement with PSAC waiving any right, title, interest or claim of any kind they may have in or to any monies held in the trust account, or (2) as to any claims under the indemnity with the underwriters of the initial public offering against certain liabilities, including liabilities under the Securities Act. Moreover, such executives will not be personally liable to the PSAC Public Stockholders and instead will only have liability to PSAC. Furthermore, neither of the executives may be able to satisfy his indemnification obligations if he is required to so as PSAC has not required such executives to retain any assets to provide for their respective indemnification obligations, nor has PSAC taken any further steps to ensure that such executives will be able to satisfy any indemnification obligations that arise. Accordingly, the actual per-share redemption price could be less than approximately $10.00, plus interest, due to claims of creditors. Additionally, if PSAC is forced to file a bankruptcy case or an involuntary bankruptcy case is filed against it which is not dismissed, the proceeds held in the trust account could be subject to applicable bankruptcy law, and may be included in PSAC’s bankruptcy estate and subject to the claims of third parties with priority over the claims of PSAC’s stockholders. To the extent any bankruptcy claims deplete the trust account, PSAC cannot assure you it will be able to return to the PSAC Public Stockholders at least approximately $10.00 per share. PSAC’s Public Stockholders are entitled to receive funds from the trust account only in the event of its failure to complete a business combination within the required time periods or if the stockholders properly seek to have PSAC convert their respective shares for cash upon a business combination which is actually completed by PSAC. In no other circumstances does a stockholder have any right or interest of any kind to or in the trust account.

Under the DGCL, stockholders may be held liable for claims by third parties against a corporation to the extent of distributions received by them in a dissolution. The portion of PSAC’s trust account distributed to the PSAC Public Stockholders upon the redemption of 100% of the outstanding Public Shares in the event PSAC does not complete its initial business combination within the required time period may be considered a liquidation distribution under Delaware law. If the corporation complies with certain procedures set forth in Section 280 of the DGCL intended to ensure that it makes reasonable provision for all claims against it, including a 60-day notice period during which any third-party claims can be brought against the corporation, a 90-day period during which the corporation may reject any claims brought, and an additional 150-day waiting period before any liquidating distributions are made to stockholders, any liability of stockholders with respect to a liquidating distribution is limited to the lesser of such stockholder’s pro rata share of the claim or the amount distributed to the stockholder, and any liability of the stockholder would be barred after the third anniversary of the dissolution.

Furthermore, if the portion of PSAC’s trust account distributed to the PSAC Public Stockholders upon the redemption of 100% of the Public Shares in the event PSAC does not complete its initial business combination within the required time period is not considered a liquidation distribution under Delaware law and such redemption distribution is deemed to be unlawful, then pursuant to Section 174 of the DGCL, the statute of limitations for claims of creditors could then be six years after the unlawful redemption distribution, instead of three years, as in the case of a liquidation distribution. If PSAC is unable to complete a business combination within the prescribed time frame, it will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem 100% of the outstanding Public Shares, which redemption will completely extinguish the PSAC Public Stockholders’ rights as stockholders (including the right to receive further liquidation distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of PSAC’s remaining stockholders and its board of directors, dissolve and liquidate, subject (in the case of (ii) and (iii) above) to its obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. Accordingly, if a business combination does not occur, it is PSAC’s intention to redeem the Public Shares as soon as reasonably possible following the expiration of the time periods described above and, therefore, PSAC does not intend to comply with the procedures required by Section 280 of the DGCL, which would limit the amount and duration of PSAC’s stockholders’ liability with respect to liquidating distributions as described above. As such, PSAC’s stockholders could potentially be liable for any claims to the extent of distributions received by them (but no more) and any liability of PSAC’s stockholders may extend well beyond the third anniversary of such date.

Because PSAC will not be complying with Section 280 of the DGCL, Section 281(b) of the DGCL requires PSAC to adopt a plan, based on facts known to it at such time that will provide for its payment of all existing and pending claims or claims that may be potentially brought against it within the subsequent 10 years. However, because PSAC is a blank check company, rather than an operating company, and PSAC’s operations will be limited to searching for prospective target businesses to acquire, the only likely claims to arise would be from its vendors (such as lawyers, investment bankers, etc.) or prospective target businesses.

PSAC will pay the costs of any subsequent liquidation from its remaining assets outside of the trust account. If such funds are insufficient, PSAC’s executive officers have agreed to pay the funds necessary to complete such liquidation (currently anticipated to be no more than approximately $15,000) and have agreed not to seek repayment for such expenses.

Facilities

Upon consummation of the Business Combination, the principal executive offices of PSAC will be those of FF (18455 S. Figueroa Street, Gardena, California 90248). Please see the “Facilities” subsection in the “Business of FF” section of this prospectus for information regarding additional facilities of FF.

Employees

PSAC has two executive officers. These individuals are not obligated to devote any specific number of hours to PSAC’s matters and intend to devote only as much time as they deem necessary to its affairs.

Directors and Executive Officers

PSAC’s current directors and executive officers are as follows:

Name	Age	Position
Jordan Vogel	41	Chairman and Co-Chief Executive Officer and Secretary
Aaron Feldman	40	Co-Chief Executive Officer, Treasurer and Director
David Amsterdam	39	Director
Avi Savar	48	Director
Eduardo Abush	43	Director

Mr. Jordan Vogel.    Mr. Vogel has served as PSAC’s chairman, Co-Chief Executive Officer and Secretary since its inception. Mr. Vogel has been actively investing in and managing residential real estate in New York City since 2001. Since April 2009, Mr. Vogel has served as Co-Founder and Managing Member of Benchmark Real Estate Group, LLC, a real estate investment company. Mr. Vogel oversees all of the firm’s acquisitions and is a member of its Investment Committee. Prior to founding Benchmark, Mr. Vogel worked under Stephen Siegel (Global Chairman of CBRE) at SG2 Properties, LLC, or SG2, heading their acquisitions group from 2004 to 2009. While at SG2, the company successfully acquired over $600 million worth of residential real estate. Prior to SG2, Mr. Vogel worked at William Moses Co., Inc., an owner-operator of luxury apartments in Manhattan, from 2002 to 2004. He was responsible for asset management and the day-to-day operation of the entire portfolio. Mr. Vogel began his career in private equity in 2000 at Cramer Rosenthal McGlynn, LLC, a $5 billion money management firm located in New York City. While working for its private equity fund, he originated over $350 million of private equity deals. Mr. Vogel graduated with a B.S. in Economics from the University of Pennsylvania and received an M.S. in Real Estate Development from New York University.

Mr. Aaron Feldman.    Mr. Feldman has served as PSAC’s Co-Chief Executive Officer and Treasurer since its inception. Mr. Feldman has been actively investing in and managing residential real estate in New York City since 2004. Since April 2009, Mr. Feldman has served as Co-Founder and Managing Member of Benchmark Real Estate Group, LLC. Mr. Feldman is in charge of the firm’s capital markets, overseeing all investor relations, and is on the firm’s Investment Committee. Prior to founding Benchmark, Mr. Feldman worked at SG2, heading its Manhattan Property and Asset Management Group and overseeing a portfolio of 700 apartments with a value of $300 million. He was directly responsible for investment performance, which included all aspects of redevelopment, construction, revenue and expense management, marketing and leasing. Mr. Feldman graduated with a B.S. in Management from Tulane University and is an active member of the Tulane University Dean’s Advisory Board and National Campaign Council. He was inducted into Tulane’s Athletic Hall of Fame in 2011 for his accomplishments as a member of the baseball team. Mr. Feldman actively participates in several charities, including ReThink Food and Restoration NY.

Mr. David Amsterdam has served as a member of PSAC’s board of directors since February 2020. Mr. Amsterdam has served as President — Investments and Eastern Region and Co-Head of US Capital Markets for Colliers International, a publicly traded real estate services and investment management firm, since March 2018. His responsibilities include advising investors, corporate users and landlords across the full spectrum of commercial real estate transactions. Prior to Colliers International, Mr. Amsterdam worked with real estate executive, Paul Massey, on his New York City mayoral campaign in 2017. Mr. Amsterdam previously served in various positions with Cushman & Wakefield from 2005 to 2011 and SL Green Realty Corp. from 2011 to 2016. While with SL Green, Mr. Amsterdam was responsible for structuring and negotiating lease transactions for a portfolio of 10 million square feet of trophy Class A assets and routinely completed nearly 100 transactions per year. He implemented redevelopment, repositioning and strategic upgrading programs throughout the portfolio and assisted with equity and structured finance investments, acquisitions and dispositions and joint ventures. He graduated with a B.A. in Political Science from Syracuse University.

Mr. Avi Savar has served as a member of PSAC’s board of directors since February 2020. Over the last two decades, Mr. Savar has helped leading organizations drive change by leveraging digital as a transformative force to build and grow their brands. In March 2011, Mr. Savar established Hyper Focus LLC (formerly Savar Ventures), an advisory and investment firm, and also joined venture capital firm Dreamit Ventures, where he currently serves as Partner and Board Director. Mr. Savar was named President of consumer intelligence platform SUZY, Inc. in February 2018. In 2004, Mr. Savar founded Big Fuel, a global digital marketing agency, which he grew from a one-man shop to an industry leader with over 130 employees worldwide. Over the following years, Big Fuel consulted with some of the world’s leading brands, including American Express, GM, Budweiser, Samsung, Gatorade, Colgate-Palmolive, Fisher-Price, Weight Watchers, AFLAC, T-Mobile and Carnival Cruises. Big Fuel was acquired by Publicis Group in 2011. Mr. Savar is the author of Content to Commerce: Engaging Consumers Across Paid, Owned and Earned Channels (published by Wiley in 2013) and was named the inaugural President of the Cannes Lions Branded Content Jury in 2010. Mr. Savar is a director of Arccos Golf and sits on advisory boards for American Express, DCP Midstream and AgAge’s Publisher’s Council. Mr. Savar graduated with a BS in Communications from Boston University.

Mr. Eduardo Abush has served as a member of PSAC’s board of directors since February 2020. Mr. Abush has served as Managing Partner and Portfolio Manager of Waterfront Capital Partners LLC, a hedge fund based in New York City, since he founded the firm in January 2013. Previously, Mr. Abush was a Portfolio Manager at Millennium Partners LLC (New York) from 2005 to 2013 and a Senior Analyst at Zimmer Lucas Partners LLC from 2003 to 2005. Mr. Abush graduated Suma Cum Laude and received his BA in Economics from the Instituto Tecnologico Autonomo de Mexico and an MBA from Stanford University-Graduate School of Business.

Legal Proceedings

There is no material litigation, arbitration, governmental proceeding or any other legal proceeding currently pending or known to be contemplated against PSAC, and PSAC has not been subject to any such proceeding in the 10 years preceding the date of this proxy statement/consent solicitation statement/prospectus.

Periodic Reporting and Audited Financial Statements

PSAC has registered its securities under the Exchange Act and has reporting obligations, including the requirement to file annual and quarterly reports with the SEC. In accordance with the requirements of the Exchange Act, PSAC’s annual reports contain financial statements audited and reported on by PSAC’s independent registered public accounting firm. PSAC has filed with the SEC its Quarterly Report on Form 10-Q covering the quarter ended September 30, 2020.

PSAC’s Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of PSAC’s financial condition and results of operations should be read in conjunction with PSAC’s consolidated financial statements and notes to those statements included in this proxy statement/consent solicitation statement/prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Please see the sections entitled “Forward-Looking Statements” and “Risk Factors” in this proxy statement/consent solicitation statement/prospectus.

Critical Accounting Policies

For a more detailed discussion of PSAC’s accounting policies, please see Note 2 to the consolidated financial statements of PSAC included elsewhere in this proxy statement/consent solicitation statement/prospectus.

Common Stock Subject to Possible Conversion

PSAC accounts for its common stock subject to possible conversion in accordance with the guidance enumerated in ASC 480 “Distinguishing Liabilities from Equity.” Common stock subject to mandatory conversion (if any) is classified as a liability instrument and is measured at fair value. Conditionally convertible common stock (including common stock that features redemption rights that are either within the control of the holder or subject to conversion upon the occurrence of uncertain events not solely within PSAC’s control) is classified as temporary equity. At all other times, common stock is classified as stockholders’ equity. PSAC’s common stock features certain redemption rights that are considered by PSAC to be outside of PSAC’s control and subject to the occurrence of uncertain future events.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

Recent Accounting Pronouncements

Management does not believe that any recently issued, but not yet effective, accounting standards if currently adopted would have a material effect on the accompanying financial statements.

Results of Operations

PSAC has not generated any revenues to date. PSAC’s entire activity from inception up to the closing of the initial public offering on July 24, 2020 was in preparation for that event. Since the offering, PSAC’s activity has been limited to the evaluation of business combination candidates, and PSAC will not generate any operating revenues until the closing and completion of its initial business combination. PSAC expects to generate small amounts of non-operating income in the form of interest income on cash and cash equivalents. Interest income is not expected to be significant in view of current low interest rates on risk-free investments (treasury securities). PSAC currently incurs increased expenses as a result of being a public company (for legal, financial reporting, accounting and auditing compliance), as well as for due diligence expenses.

PSAC incurred net losses of $101,977 for the three months ended September 30, 2020. These consisted of operating costs of $142,108 and an unrealized loss on marketable securities held in the trust account of $1,422, offset by interest income on marketable securities held in the trust account of $41,254 and income tax benefit of $299.

For the period from February 11, 2020 (inception) through September 30, 2020, PSAC had a net loss of $102,977, which consists of operating costs of $143,108 and an unrealized loss on marketable securities held in the trust account of $1,422, offset by interest income on marketable securities held in the trust account of $41,254 and income tax benefit of $299.

Financial Condition and Liquidity

The net proceeds from PSAC’s initial public offering and concurrent private placement of private units were $229,775,680, which amount was placed in the trust account. The remaining $813,980 of net proceeds not in trust have been, and will continue to be, used for working capital purposes.

PSAC intends to use the net proceeds of its initial public offering and simultaneous private placement, including the funds held in the trust account and funds made available to it by PSAC’s officers and directors, to acquire a target business and to pay its expenses relating thereto. To the extent that PSAC’s capital stock is used in whole or in part as consideration to effect a business combination, the remaining proceeds held in the trust account, as well as any other net proceeds not expended, will be used as working capital to finance the operations of the target business. Such working capital funds could be used in a variety of ways including continuing or expanding the target business’ operations, for strategic acquisitions and for marketing, research and development of existing or its vehicles. Such funds could also be used to repay any operating expenses or finders’ fees, which PSAC had incurred prior to the completion of the Business Combination, if the funds available outside of the trust account were insufficient to cover such expenses.

Generally, the proceeds held in the trust account will not be released to PSAC until the earlier of the completion of an initial business combination and the redemption of 100% of the outstanding Public Shares upon the failure to consummate a business combination prior to April 24, 2022. Notwithstanding the foregoing, there can be released to PSAC from the trust account any interest earned on the funds in the trust account that PSAC needs to pay its income or other tax obligations.

As of September 30, 2020, PSAC had cash of $627,723 outside of the trust account. In addition, PSAC had $229,815,512 in cash and equivalents held in trust for use in a business combination. As of February 3, 2021, the balance of the trust account was invested in U.S. government treasury bills, notes or bonds with a maturity of 180 days or less or in certain money market funds that invest solely in U.S. treasuries.

Until consummation of an initial business combination, PSAC will be using the funds not held in the trust account for identifying and evaluating prospective acquisition candidates, performing business due diligence on prospective target businesses, traveling to and from the offices, plants or similar locations of prospective target businesses, reviewing corporate documents and material agreements of prospective target businesses, selecting the target business to acquire and structuring, negotiating and consummating its initial business combination.

Off-Balance Sheet Arrangements

PSAC did not have any off-balance sheet arrangements as of September 30, 2020.

Related Person Transactions

See “Certain Relationships and Related Person Transactions — PSAC Related Person Transactions.”

Quantitative and Qualitative Disclosures About Market Risk.

As of September 30, 2020, PSAC was not subject to any market or interest rate risk. Following the consummation of the initial public offering, the net proceeds of the initial public offering, including amounts in the trust account, have been invested in U.S. government treasury bills, notes or bonds with a maturity of 180 days or less or in certain money market funds that invest solely in U.S. treasuries. Due to the short-term nature of these investments, PSAC believes there will be no associated material exposure to interest rate risk.

Independent Auditors’ Fees

Marcum acts as PSAC’s independent registered public accounting firm. The following is a summary of fees paid or to be paid to Marcum for services rendered. PricewaterhouseCoopers LLP, acts as FF’s independent registered public accounting firm. PricewaterhouseCoopers LLP is expected to act as PSAC’s independent public accounting firm after consummation of the Business Combination.

Audit Fees

Audit fees consist of fees billed for professional services rendered for the audit of PSAC’s year-end financial statements and services that are normally provided by Marcum in connection with regulatory filings. The aggregate fees of Marcum related to audit and review services totaled $76,220 for the period from February 11, 2020 (inception) to September 30, 2020. The above amount includes interim procedures and audit fees, as well as attendance at audit committee meetings.

Audit-Related Fees

Audit-related fees consist of fees billed for assurance and related services that are reasonably related to performance of the audit or review of our financial statements and are not reported under “Audit Fees” or “Tax Fees.” These services include attest services that are not required by statute or regulation and consultations concerning financial accounting and reporting standards. For the period from February 11, 2020 (inception) to September 30, 2020, PSAC did not pay Marcum any audit-related fees.

Tax Fees

PSAC did not pay Marcum for any tax return services, planning and tax advice for the period from February 11, 2020 (inception) to September 30, 2020.

All Other Fees

PSAC did not pay Marcum for any other services for the period from February 11, 2020 (inception) to September 30, 2020.

Audit Committee Pre-Approval Policies and Procedures

Since PSAC’s audit committee was not formed until July 2020, the audit committee did not pre-approve any of the foregoing services prior to such date, although any services rendered prior to the formation of the audit committee were reviewed and ratified by PSAC’s board of directors. The audit committee pre-approved all the foregoing services subsequent to such date. In accordance with Section 10A(i) of the Exchange Act, before PSAC engages its independent accountant to render audit or non-audit services on a going-forward basis, the engagement will be approved by its audit committee.

Code of Ethics

In July 2020, PSAC’s board of directors adopted a code of ethics that applies to all of PSAC’s executive officers, directors and employees. The code of ethics codifies the business and ethical principles that govern all aspects of PSAC’s business. PSAC will provide, without charge, upon request, copies of its code of ethics. Requests for copies of PSAC’s code of ethics should be sent in writing to Property Solutions Acquisition Corp., 654 Madison Avenue, Suite 1009 New York, New York 10065.

Upon the consummation of the Business Combination, PSAC’s code of business conduct and ethics will apply to all of the executive officers, directors and employees of New FF and its subsidiaries, including FF.

BUSINESS OF FF

Unless the context otherwise requires, all references to the “company” in this section refer to FF Intelligent Mobility Global Holdings Ltd. and its subsidiaries and its controlled affiliates (collectively, “FF”). The discussion of FF’s business and the electric vehicle industry below is qualified by, and should be read in conjunction with, the discussion of the risks related to FF’s business and industry detailed elsewhere in this proxy statement/consent solicitation/prospectus.

Company Overview

FF is a California-based global shared intelligent mobility ecosystem company founded in 2014 with a vision to disrupt the automotive industry.

With headquarters in Los Angeles, California, the company designs and engineers next-generation smart electric connected vehicles. FF intends to manufacture vehicles at its production facility in Hanford, California, with additional future production capacity needs addressed through a contract manufacturing partner in South Korea. The company has additional engineering, sales, and operational capabilities in China and plans to develop its manufacturing capability in China through a joint venture. Since its founding, the company has created major innovations in technology and products, and a user centered business model. These innovations are enabling FF to set new standards in luxury and performance that will enhance quality of life and redefine the future of intelligent mobility.

Technology

FF’s technology innovations include its proprietary Variable Platform Architecture (“VPA”), propulsion system, and Internet, Autonomous Driving, and Intelligence (“I.A.I.”) system.

The VPA is a modular skateboard-like platform which can be sized to accommodate various motor and powertrain configurations, enabling fast and capital efficient product development for both the passenger and commercial vehicle segments. FF’s propulsion system includes industry-leading inverter design, battery pack gravimetric energy density and propulsion system gravimetric power density. The propulsion system provides a leading competitive edge in electric drivetrain performance and battery pack performance. FF’s advanced I.A.I. technology offers high-performance computing, high speed internet connectivity, Over-the-air (“OTA”) updates, an open ecosystem for third party application integration, and a Level 3 autonomous driving-ready system, in addition to several other proprietary innovations that enable the company to build an advanced highly personalized user experience.

Since inception, FF has developed a differentiated portfolio of valuable intellectual property. As of October 1, 2020, the company has filed over 880 patents globally and has been granted over 550 patents (with 150 issued patents in the U.S., 380 issued patents in China, and the remaining issued in other jurisdictions). Key patents include FF’s inverter assembly, fully submerged battery cells in liquid coolant, battery strings design, integrated drive and motor assemblies, methods and apparatus for generating current commands for an interior permanent magnet (IPM) motor and keyless vehicle entry system. These key patents will expire in 2035 and 2036.

Products

FF’s B2C (business-to-consumer) passenger vehicle launch pipeline over the next five years includes FF 91 series, FF 81 series, and FF 71 series. FF’s passenger vehicle portfolio is designed to address different passenger vehicle segments. In addition to passenger vehicles, leveraging its VPA, FF plans to launch a Smart Last Mile Delivery (“SLMD”) vehicle to address the high growth last mile delivery opportunity. FF’s presence in the last mile delivery segment will enable the company to leverage its technology and expand its total addressable market and avenues for growth.

Each of the three passenger vehicle series is planned in two different configurations. At the top end, the “Futurist” configurations will drive FF’s core brand values (design, superior driving experience, and personalized user experience) to the fullest. Offering multiple configurations allows FF to participate in a wide price range within each vehicle series.

FF intends to commercially launch FF 91 series within twelve months after closing of the Business Combination. Toward that goal, FF has completed most of the vehicle development milestones, including 29 prototype and 13 pre-production assets. FF 91 series is designed to compete with Maybach, Bentley Bentayga, Lamborghini Urus, Ferrari Purosangue, Mercedes S-Class, Porsche Taycan, BMW 7-Series etc. In addition to the FF 91 series, FF has planned the following passenger vehicle offerings:

•        FF 81 series, FF’s second passenger vehicle, will be a premium mass market electric connected vehicle positioned to compete against Tesla Model S and Model X, Nio ES8, BMW 5-series, and similar vehicles.

•        FF 71 series, FF’s mass market passenger vehicle, will integrate connectivity and advanced technology into a smaller vehicle size and positioned to compete against Tesla Model 3 and Model Y, BMW 3-series, and similar vehicles.

Product Positioning

All FF passenger vehicles will share common brand DNA of:

•        modern design: styling and interior materials;

•        superior driving experience: leading power, performance and driving range; and

•        personalized user experience: space, comfort and internet experience.

The flagship FF 91 series will define the FF brand DNA. This DNA will carry over to FF 81 and FF 71 series. With such brand DNA, FF products are expected to be ahead of competition in their respective segments in terms of design, driving experience, interior comfort, connectivity, and user experience.

Robust Hybrid Manufacturing Strategy

To implement a capital light business model, FF has adopted a hybrid global manufacturing strategy consisting of its refurbished manufacturing facility in Hanford, California and collaboration with Myoung Shin, a leading contract manufacturing partner in South Korea. The company is exploring the possibility of additional manufacturing capacity in China through a joint venture.

As of the date hereof, FF has:

•        leased a 1.1 million square foot manufacturing facility in Hanford, California with an expected production capacity of approximately 10,000 vehicles per year;

•        entered into a memorandum of understanding with a contract manufacturing partner in South Korea for additional manufacturing capacity of up to 270,000 vehicles per year by 2025; and

•        entered into a non-binding memorandum of understanding with a tier-1 municipal city and a cooperation framework agreement with Zhejiang Geely Holding Group Co., Ltd. (“Geely Holding”) regarding, among other things, a potential joint venture in China and manufacturing vehicles through the joint venture. The joint venture remains subject to agreement by the parties on a joint venture agreement and the closing of the Private Placement.

Distribution Model

FF management anticipates making its first passenger vehicles available in the U.S., followed shortly by a rollout in China. Expansion to Europe is expected to begin in 2023. FF plans to utilize a direct sales model integrating online and offline sales channels to drive sales and user (including customers, drivers, passengers of FF vehicles) operations to continuously create value. FF’s offline sales are planned through FF’s self-owned stores as well as FF Partner-owned stores and showrooms. The self-owned stores are expected to help establish the FF brand, while the partner-owned stores and showrooms will enable expansion of the sales and distribution network without substantial capital investment by FF.

FF’s Competitive Strengths

FF’s products, technology, team and business model provide strong competitive differentiation:

FF’s proprietary VPA

FF’s proprietary Variable Platform Architecture (“VPA”) is a skateboard-like platform that incorporates the critical components of an electric vehicle, and can be sized to accommodate various motor and powertrain configurations. This flexible modular design supports a range of consumer and commercial vehicles and facilitates rapid development of multiple vehicle programs to reduce cost and time to market.

Superior product performance with industry-leading propulsion technology

FF’s propulsion system includes industry-leading inverter design, battery pack gravimetric energy density and propulsion system gravimetric power density. FF’s proprietary FF Echelon Inverter used in FF’s electric powertrain has the technological advantage driving a large amount of current in a small space using proprietary parallel Insulated Gate Bipolar Transistors (“IGBTs”). This achieves low inverter losses and high efficiency. The propulsion system has high torque accuracy with fast transient response. FF’s patented flooded cell technology enables the battery pack to possess leading gravimetric energy density. The electric motor drive units are fully integrated with the inverter, transmission and control unit to create industry-leading compact and efficient design. Propelled by an integrated FF designed powertrain system ideally suited for FF’s modular VPA, FF’s vehicles can achieve leading horsepower, efficiency, and acceleration performance.

Internet, Autonomous Driving, and Intelligence (I.A.I) Technology

FF’s advanced I.A.I. technology offers high-performance computing, high speed internet connectivity, Over-the-air (“OTA”) updates, an open ecosystem for third party application integration, and a Level 3 autonomous driving-ready system, in addition to several other proprietary innovations that enable the company to build an advanced highly personalized user experience. The FF 91 series will feature a high-performance dual systems-on-a-chip (“SoC”) computing platform for in-vehicle infotainment, an NVIDIA Xavier-based autonomous driving system, and a high-speed connectivity system capable of up to three simultaneous 4G/LTE carrier connections. Together, these systems deliver a highly intelligent voice-first user experience, and seamless cloud connectivity and a vehicle that is Level 3 highway autonomous driving ready.

FF’s I.A.I system is built on an enhanced Android Automotive code base and is upgraded with each release of Google’s platform.

All FF vehicles use FF’s proprietary FFID unique identifier to deliver personalized content, apps and experiences. FFID provides a unique Faraday Future user profile that ensures a consistent experience across the FF Ecosystem, as the user goes from one seat to another or even from one vehicle to another.

Strong intellectual property portfolio

FF has significant capabilities in the areas of vehicle engineering, vehicle design and development, as well as software, internet, and AI. The company has additionally developed a number of proprietary processes, systems and technologies across these areas. FF’s research and development efforts have resulted in a strong intellectual property portfolio across battery, powertrain, software, user interface design and user experience design (“UI/UX”), and advanced driver-assistance systems, among other areas. As an example, FF’s patented battery design submerges battery components in liquid coolant to improve battery safety, extend life and increase energy density. This modular battery design with independent battery strings facilitates production of a variety of vehicles and configurations. FF’s proprietary inverter design provides 42% more current than inverters in competitor electric vehicles, and creates the highest power-to-weight ratios in the industry. The patented keyless entry technology recognizes the user from a distance, opens (not only unlocks) doors and customizes the user’s seating area using facial-recognition-prompted download of FFID. Patented autonomous driving technology can be used to find empty space in a parking lot and autonomously park using cameras, radars, LIDARs (Light Detection and Ranging), ultrasound and an inertial measurement unit (“IMU”). FF believes its strong intellectual property portfolio will allow continued differentiation from its competitors and shorten time to market for future products.

Visionary management with a strong record of success

FF is led by a visionary management team with a unique combination of extensive automotive and internet experience. FF’s Global CEO, Dr. Carsten Breitfeld, is a seasoned automotive industry veteran with over 20 years of leadership experience at BMW. Dr. Breitfeld was previously in charge of several innovative vehicle projects at BMW, including the i8 Vehicle Program which gave birth to the i8 luxury plug-in hybrid model. Dr. Breitfeld also served as Founder, Chairman and Chief Executive Officer of BYTON, a Chinese electric vehicle startup with operations in multiple countries. FF’s Founder and Chief Product and User Ecosystem Officer, YT Jia, oversees activities in product innovation, strategy and definition; internet, AI and autonomous driving; user experience, user acquisition and user operation. YT Jia founded Leshi Information Technology Co., ltd., a video streaming website in 2004. He also founded Le Holdings Co. Ltd. (“LeEco”), an internet ecosystem and technology company with businesses including smart phones, smart TV, smart cars, internet sports, video content, internet finance and cloud computing. FF’s other management team members have significant product, industry and leadership experience in areas such as vehicle engineering, battery, powertrain, software, internet, AI, and consumer electronics.

Speed to market with the ability to launch commercial production within 12 months after the Business Combination

FF has achieved major commercial milestones to bring its FF 91 model to the market. Unlike many competitors, FF has the advantage of speed to market as it is positioned to launch a production try-out in 9 months and commercial production of FF 91 series within 12 months after the Business Combination. FF has completed 29 prototypes and 13 pre-production assets and has completed most of the vehicle development hurdles including feasibility, concept and development phases. As of the date hereof, 94% of the key components for FF 91 have been sourced, 91% production tooling is complete and 75% of production equipment is complete.

Electric Vehicle Industry Overview and Market Opportunity

The electric vehicle industry is poised for explosive growth. Based on the Electric Vehicle Outlook 2020 report, a long-term forecast published in May 2020 by Bloomberg New Energy Finance (“BNEF Report”), passenger electric vehicle sales in the U.S., Europe and China would grow to a total of approximately 7.7 million vehicles in 2025, from 1.6 million vehicles in 2020, and then grow to approximately 22.5 million vehicles by 2030, representing approximately 37% of all vehicle sales within these regions in 2030.

Driven by China’s new energy vehicle (“NEV”) credit and European CO2 regulations as well as city policies restricting new internal combustion engine (“ICE”) vehicle sales, electric vehicle sales in China and Europe combined will represent 72% of all passenger electric vehicle sales in 2030, according to the BNEF Report. In addition, since many U.S. households have the infrastructure to install home charging, they are ideal adopters of electric vehicles. According to the BNEF Report, by 2040, over half of all new passenger vehicles sold will be electric, with markets in China and parts of Europe achieving a much higher penetration. For commercial electric vehicles, demand for electric small vans, and trucks are expected to rise more than 50% by 2040, with the U. S., Europe, and China markets expanding even faster, according to BNEF Report. In addition, the report notes that light-duty commercial vehicles will see the greatest surge in demand for electric drivetrains among all commercial vehicles. FF believes its U.S. and China dual-home market strategy, as well as its innovative DNA, strong technology portfolio and emphasis on design, driving experience and personalized user experience will position it well in the passenger electric vehicle segments in these markets. By leveraging the scalable design and modularity of FF’s variable platform architecture, FF is well-positioned to capitalize on growing demands for light, commercial electric vehicles. Additionally, FF’s robust vehicle engineering capabilities and extensive portfolio of technologies offer significant future licensing and strategic partnership opportunities.

Key Drivers for Electric Vehicle Market Growth

Several important factors are contributing to the popularity of electric vehicles, in both the passenger electric vehicle and light-duty commercial vehicle segments. FF believes the following factors will continue to drive growth in these markets:

Increasing Environmental Awareness and Tightening Emission Regulations

Environmental concerns have resulted in tightening emission regulations globally, and there is a broad consensus that further emission reductions will require increased electrification in the automotive industry. The cost of regulatory compliance for ICE powertrains is rising sharply due to the natural limitations of traditional ICE technologies. In response, global original equipment manufacturers (“OEMs”) are aggressively shifting their strategies toward electric vehicles. At the same time, consumers are more concerned about the impact of goods they purchase, both on their personal health and the environment. As consumer awareness increases, zero emission transportation has become a popular and widely advocated urban lifestyle which has accelerated further development in the electric vehicle market. Consumer pressure can also be seen in the commercial electric vehicle market. Being encouraged by their customers to reduce their carbon footprints, retailers, logistics companies and other corporations are highly incentivized to transition their existing fleets or new vehicle purchases toward electric vehicles.

Decreasing Battery and Electric Vehicle Ownership Costs

Battery and battery-related costs represent the most expensive components of an electric vehicle, according to the BNEF Report. The falling price of lithium-ion batteries is the most important factor affecting electric vehicle penetration in the future. Additionally, the average battery energy density is expected to increase with continuous improvements in battery chemistries, improved materials, advanced engineering and manufacturing efficiencies. With improvements in battery technology and economies of scale, battery production costs (translated to electric vehicle ownership costs) should continue to decrease. The BNEF Report states that the average lithium-ion battery price has fallen by 87% from 2010 to 2019 to $156/kWh. They project the cost of lithium-ion batteries will fall as low as $61/kWh by 2030. According to the BNEF Report, price parity between electric vehicles and ICE is expected to be reached by the mid-2020s in most vehicle segments, subject to variation between geographies.

Strong Regulatory Push

An increasing number of countries are encouraging the adoption of electric vehicles or a shift away from fossil-fuel-powered vehicles. For example, in the U.S., both states and municipalities have begun to roll out legislation banning combustion engines, with California mandating that every new passenger car and truck sold to be zero-emission by 2035, and every new medium and heavy-duty truck sold be zero-emission by 2045. Fifteen additional U.S. states and Washington, D.C. have announced they intend to follow California’s lead in transitioning all sales of heavy-duty trucks, vans and buses to zero-emission, with potentially more to follow in coming years. In China, the focused regulatory push has been one of the strongest drivers of NEV penetration. In recent years, the Chinese government implemented a series of favorable policies encouraging the purchase of electric vehicles and construction of electric vehicle charging infrastructure. Since 2015, the Chinese regulatory authorities have provided subsidies to purchasers of electric vehicles. Although previous purchase subsidies were reduced in China by approximately half in 2019, the Chinese government has continued to provide subsidies for charging infrastructure construction. Since 2016, the Chinese central finance department has been incentivizing certain local governments with funds and subsidies for the construction and operation of charging facilities and other relevant charging infrastructure, such as charging stations and battery swap stations. Europe, UK, Denmark, Iceland, Ireland, the Netherlands, Slovenia and Sweden have all announced plans to phase out combustion engines in some form or fashion by 2030. These legislative tailwinds have already begun to force some legacy OEMs toward electrification, creating a strong need for a modular, flexible and cost-efficient electric vehicle solution, which will increase competition in the alternative energy vehicle industry.

Growth of Electric “Shared Mobility”

According to the BNEF Report, despite the drop in 2020 due to COVID-19, the global shared mobility fleet (i.e., ride-hailing and car-sharing) is expected to represent 16% of the total kilometers traveled by passenger vehicles by 2040, up from less than 5% in 2019. Bloomberg data also predicted that due to electric vehicles’ lower operating costs, they are anticipated to account for over 80% of shared mobility vehicles by 2040, representing a dramatic increase from its current penetration of 1.8%. At the same time, as vehicle consumers move to rely upon shared mobility fleets, and view ride-hailing and car-sharing as a service, such trends may partially offset passenger vehicle demand growth.

Corporate History and Milestones

Faraday&Future Inc., the company’s primary U.S. operating subsidiary, was incorporated and founded in the State of California in May 2014. In July 2014, LeSee Automotive (Beijing) Co., Ltd. (“LeSee Beijing”), the company’s primary Chinese operating entity, was formed in China.

To facilitate global investment of FF’s business and operations in different jurisdictions, FF established a Cayman Islands holding company structure for the entities within the group. As part of these efforts, Smart Technology Holdings Ltd. (formerly known as FF Global Holdings Ltd.) was incorporated on May 23, 2014 in the Cayman Islands, which directly or indirectly owned and/or controlled 100% of the shareholding of all operating subsidiaries in the group. In March 2017, FF established FF Automotive (China) Co., Ltd., as a Chinese wholly-foreign-owned entity (“WFOE”). As part of a broader corporate reorganization, and to facilitate third-party investment, FF incorporated its top-level holding company, FF Intelligent Mobility Global Holdings Ltd. (formerly known as Smart King Ltd.), in the Cayman Islands in November 2017, as the parent company of Smart Technology Holdings Ltd. To enable effective control over FF’s Chinese operating entity and its subsidiaries without direct equity ownership, in November 2017, the WFOE entered into a series of contractual arrangements (“VIE contractual arrangements”) with LeSee Beijing and LeSee Zhile Technology Co., Ltd., which previously held 100% of LeSee Beijing. The VIE contractual arrangement enabled FF to exercise effective control over LeSee Beijing and its subsidiaries, to receive substantially all of the economic benefits of such entities, and to have an exclusive option to purchase all or part of the equity interests in LeSee Beijing. The VIE contractual arrangements were adjusted in the past three years, and were terminated on August 5, 2020. LeSee Beijing is currently owned 99% by the WFOE.

The chart below shows the organizational structure of FF and its material subsidiaries as of the date hereof. FF expects that the following organizational structure will remain the same following the Business Combination (apart from PSAC owning 100% of FF intelligent Mobility Global Holdings Ltd.).

Milestones

Significant milestones in FF’s historical development and commercialization of FF’s electric vehicles include the following:

•        In 2015, FF completed its first test mule car, and a fully developed electric vehicle Beta prototype was completed in August 2016.

•        In January 2016, FF debuted the FF Zero 1 at the 2016 Consumer Electronics Show (CES) and obtained a U.S. patent for FF’s proprietary power inverter, the “FF Echelon Inverter.” In November 2016, FF obtained an autonomous vehicle testing permit issued by the State of California, which allowed FF to test self-driving vehicles on public roads with the presence of a safety driver.

•        In January 2017, FF revealed FF 91, its luxury electric crossover vehicle, at CES 2017. FF 91’s beta prototype set the fastest production-electric vehicle record at the Pikes Peak International Hill Climb in 2017, with a time of 11 minutes and 25.083 seconds.

•        In November 2017, FF entered into agreements with its Series A investor in connection with its Series A financing and received gross proceeds of US$800.0 million through June 2018.

•        In August 2018, FF completed its first pre-production build of FF 91 in its Hanford, California manufacturing facility. FF also began designing the FF 81 project in January 2018.

•        In September 2020, FF entered into a non-binding memorandum of understanding with a large city in China where FF plans to build its China headquarters and research and development center in China. Pursuant to the non-binding proposal, FF intends to form a joint venture in the city and expects that the city will provide certain support to the joint venture.

•        In January 2021, FF entered into a cooperation framework agreement with Zhejiang Geely Holding Group Co., Ltd. pursuant to which Geely Holding agreed to explore the possibility of joint investment in the joint venture with FF and the city, as well as to pursue the possibility of further business cooperation with the joint venture. The joint venture remains subject to agreement by the parties on a joint venture agreement and the closing of the Private Placement. FF believes the strategic partnership among the city, Geely Holding and FF, if successfully entered into, will benefit the implementation of FF’s dual-home market strategy in China.

Partnership Program

In order to ensure the sustainability of the company’s mission, vision and values, FF established a partnership program (the “Partnership Program”) through FF Global Partner LLC (“FF Global”) in July 2019, in which FF management and certain FF employees participated as partners or preparatory partners and contributed capital through FF Global. FF Global intends to amend its governance documents to, among other things, clarify the parties’ intention in terms of the allocation and distribution of economic interests of the FF Global units received by the partners and preparatory partners. FF Global controls Pacific Technology Holding LLC, which indirectly holds 30.8% of FF’s share capital on a fully-diluted basis as of the date hereof.

FF believes that the Partnership Program will set a solid foundation for an advanced corporate governance structure and talent base and will facilitate retaining and attracting global talent across industries. FF Global is managed by its executive committee, which is composed of managers nominated and elected by all partners by plurality voting. As of the date hereof, FF Global has 22 partners and 6 preparatory partners.

FF Technology

Variable Platform Architecture

FF believes one of its core technology competencies is its proprietary variable platform architecture (VPA). FF’s VPA is a flexible and adaptable skateboard-like platform featuring a monocoque vehicle structure with integrated chassis and body. The platform directly houses the critical components of an electric vehicle, including all-wheel steering, suspension system, brakes, wheels, electric propulsion system, electronic control units and high voltage battery, among others. Each of these component systems has been engineered in-house or integrated into the FF vehicles with a view to strive for optimizing performance, efficient packaging, and functional integration.

As an integrated structure, the skateboard-like platform can be shortened or lengthened to allow various wheelbases and battery pack sizes along with other options to fit into the platform. It is designed to accommodate up to three motors and support single or dual rear motors and a single front motor. VPA can be configured in front-wheel-drive (“FWD”), rear-wheel-drive (“RWD”) or all-wheel-drive (“AWD”) configurations. The platform enables scalable vehicle design and improves manufacturing flexibility as well as capital efficiency and allows continuous improvement across product generations. It is also designed to reduce development time for future models leveraging the platform, as most of research and development and a significant portion of the crash structure is integrated into the platform and enables 5 star and equivalent safety ratings. The modular design of the VPA is adaptable to support a wide range of FF vehicles for both consumer and commercial vehicle markets.

Propulsion Technology

FF has designed an integrated set of powertrain systems ideally suited for FF’s modular VPA. FF’s proprietary and patented designed electric powertrain provides a leading competitive edge in horsepower, efficiency, and acceleration performance. It features an integrated drive system with the industry’s highest gravimetric power density.

Battery Pack and Battery Management System

FF designed its battery packs to achieve high gravimetric energy density and fast charging capability while maintaining safety, reliability, and long life. FF’s proprietary technology includes systems for high-density energy storage, battery pack cooling, safety, modularity, efficiency and electronics management. FF’s patented “string” battery design and integration results in the industry’s largest battery pack gravimetric energy density of 187 Wh/kg dry (without coolant). Each string includes 6 battery modules and each module can be adapted to create 900 volt strings. Together with the VPA, the string battery design enables various wheelbases variable range. The advanced cooling system in the battery pack that consists of FF’s patented cell submersion technology can improve battery safety, extend battery life and increase energy density. Leveraging this advanced cooling system, FF’s battery pack is designed to support charge rates of 200kW for all vehicles. FF 91 will be able to reach an 80% charge from 20% in approximately 25 minutes. FF’s proprietary laser welding process allows welding of multiple cells simultaneously, which is designed to reduce cycle time and manufacturing costs. FF laser weld design and technology has 50% less pack welds compared to a wire bonded approach. All components, architecture, and battery management systems are designed and will be assembled either in-house in FF’s Hanford, California manufacturing facility or other contract manufacturing facilities through contract manufacturing partner or joint venture.

FF Echelon Inverter

The inverter in FF’s electric vehicle powertrain governs the flow of high-voltage electrical current throughout the vehicle and serves to power the electric motor, generating torque while driving and delivering energy into the battery pack while braking. The inverter converts direct current from the battery pack into alternating current to drive the permanent magnet motors and provides “regenerative braking” functionality, which captures energy from braking to charge the battery pack. The primary technological advantages of FF’s designs include the ability to drive large amounts of current in a small, physical package with high efficiency and low cost (low inverter losses to provide 98% of inverter efficiency) utilizing patented parallel IGBT technology and can achieve high torque accuracy with fast transient response. The inverter can achieve high reliability due to tab bonds in the high current path. The monitoring system is integrated into the inverter to provide enhanced safety. The patented FF Echelon Inverter is designed to have high power in a compact light weight package with high reliability and durability and can support multiple motor configurations.

Integrated Electric Motor Drive Units

FF has internally designed, and will assemble, its electric motor drive units (including gearbox) either in-house in its Hanford, California manufacturing facility or other manufacturing facilities through contract manufacturing partner or joint venture. The motors use hairpin windings for high copper fill factor and lower losses, thereby improving torque and power density. The electric drive units are fully integrated with the inverter, transmission, and control unit to create a compact and efficient design. The FF designed drive units have low noise and vibration that can greatly improve driving experience. Depending on the power requirements of each model, the motors can be utilized individually or in two or three motor configurations. The combination of high-power and high-torque is expected to provide users with powerful driving force. The FF 91 Futurist, equipped with three integrated electric drive units (each is designed to deliver up to 350 horsepower), is expected to deliver 1,050 horsepower and 12,510 Newton meters (Nm) of torque. FF believes its electric drive unit design is ahead of most of its competitors in terms of performance because of its proprietary, advanced packaging, stator-rotor design, unique inverter layout and superior power density.

Internet, Autonomous Driving, and Intelligence (“I.A.I”)

FF utilizes an industry-leading automotive grade dual-chip computing system running the Android Automotive operating system. FF’s I.A.I system is built on an enhanced Android Automotive code base and is upgraded with each release of Google’s platform. FF’s vehicles are designed with software Over-the-air (“OTA”) capabilities, which allow software and applications in the vehicle to be updated and upgraded wirelessly to deliver continuous enhancements. The vehicle will be connected to FF’s information cloud at all times. When there is a firmware or software update available, FF’s cloud will push an update message to the vehicle to notify the driver to schedule an update. Upgrades will be wirelessly downloaded to the vehicle, installed, and launched, including updates for firmware, operating systems, middleware, and applications. FF’s patented Future OS operating system allows multiple users to login through FF 91, preparing user’s preferences per their cloud based FFID profiles.

For autonomous driving, FF’s Level 3 autonomous driving-ready system will deliver multiple ADAS features through a combination of FF’s own as well as industry partners’ applications. FF plans to devote resources to autonomous driving research and development and plans to work with partners to deliver full autonomous-driving capabilities in highway and urban driving, as well as parking, across its vehicle lines in the future.

FF’s Artificial Intelligence system can actively learn preferences, habits, entertainment, and navigation routines of a user, and associates them with the user’s unique FFID (Faraday Future proprietary user ID). FFID provides a unique Faraday Future user profile that ensures a consistent experience across the FF Ecosystem, as the user goes from one seat to another or even from one vehicle to another. The seamless design and interface of the in-vehicle infotainment system planned in the FF vehicles will offer multiple HMI options and facilitate a personalized user experience for each seat in the vehicle. The enhanced user experience platform powered by Android enables seamless access to third party applications. FF’s patented Intelligent Aggregation Engine can pull content from multiple video applications and displays content in a single area, removing the need to access multiple applications. The Intelligent Recommendation Engine that may be integrated in certain FF series learns each passenger or driver’s digital media preferences across multiple video applications and provide personalized recommendations. The User Recognition function is embedded in each seat through facial or voice recognition, to deliver a suite of personalized content and preferences.

Electrical/ Electronic (“E/E”) Architecture

FF plans to design the first generation of FF vehicle series (FF 91 and FF 81) to adopt a domain-centralized E/E architecture, which enables architecture flexibility and maximizes performance efficiency while meaningfully reducing the overall system complexity and weight. The domain-centralized E/E architecture will consolidate the domain functions across five core high-performance domain control units (“DCU”) that manage, compute, and process controls for propulsion, chassis, self-driving, body and IoV (Internet over Vehicle – connected infotainment system). The E/E architecture of FF’s variable platform architecture is designed with the capacity to support the power and communication requirements necessary for seamless integration with advanced autonomous systems as they evolve. All of FF’s DCUs will support Over- the-air (“OTA”) updates and data collection.

FF Products

FF has developed an extensive portfolio of proprietary technologies that will be embedded and integrated in FF vehicles. FF’s B2C passenger vehicle launch pipeline over the next five years includes FF 91 series, FF 81 series and FF 71 series. In addition to passenger vehicles, leveraging its VPA, FF plans to launch a Smart Last Mile Delivery (“SLMD”) vehicle to address the high growth last mile delivery opportunity.

Passenger Vehicles

Each of the three passenger vehicle series is planned in two different configurations. All passenger vehicles will share common brand DNA of:

•        modern design: styling and interior materials;

•        superior driving experience: leading power, performance, and driving range; and

•        personalized user experience: space, comfort, and internet experience.

The flagship FF 91 series will define the FF brand DNA. This DNA will carry over to FF 81 and FF 71 series. At the top end, the Futurist configurations of each of these series will be designed to push the core brand values to the maximum. With this brand DNA, FF products are expected to be ahead of competition in their respective segments in terms of design, driving experience, interior comfort, connectivity, and user experience.

FF 91

With a wheelbase of 3,200 mm, FF 91, FF’s flagship vehicle, is designed to be a high-performance luxury electric vehicle in the E-segment/Executive/Full-Size or F-segment/Full-size luxury vehicle segment. FF has completed 29 prototypes and 13 pre-production assets for validation and testing. FF aims to launch FF 91 within twelve months after the closing of the Business Combination.

FF believes that FF 91 represents a bold new breed of electric mobility that combines high performance, precise handling, the comfort of a luxury passenger vehicle, and a unique collection of intelligent internet features. It leverages FF’s proprietary VPA, which is a skateboard-like platform structure designed and engineered in-house. This integrated platform provides measurable improvements in overall vehicle structural performance, safety, and handling. FF 91 features a multi-motor configuration and an all-wheel drive system. With three electric motors (one in the front and two in the rear), the top configuration (FF 91 Futurist) is designed to produce 850 to 1,050 horsepower and 12,510 Newton meters (Nm) of torque to all four wheels. This enables FF 91 Futurist to have torque vectoring in the rear for enhanced vehicle dynamics and stability in addition to rear wheel steering and acceleration from zero to 60 mph in less than 2.40 seconds (with variances depending on selected motor configuration). Its all-wheel drive system offers greater traction control as well as precise power distribution. This technology delivers superior acceleration and safety. It leverages rear-wheel steering for agile cornering, allowing drivers to confidently execute maneuvers, which significantly improves vehicle handling in emergency situations.

The variable platform architecture for FF 91 series houses strings of lithium ion and floor-mounted batteries, as well as FF’s proprietary inverter, the FF Echelon Inverter, and integrated electric motor drive units. With the 130-kWh battery system (including 6 strings per battery pack), FF 91 can achieve an estimated driving range of up to 378 miles on the EPA cycle and over 700 kilometers on the NEDC cycle. FF 91 can charge at up to a 200kW rate. FF plans to provide charging solutions in FF’s self-owned stores and FF Partner-owned stores and showrooms.

FF 91 aims to deliver a first-class user experience that emphasizes personalization and comfort for all users of the vehicle, including the driver and passengers. In terms of driver comfort, there are six driver-specific screens including an ultra-large heads-up display and slim instrument cluster. The center information display supports on-screen gesturing with swipe of fingers. The reconfigurable 3D touch steering wheel can allow further user configurability. FF 91 is a connected device that has a voice-first user interface as well as an open ecosystem for third-party applications, and offers an immersive audio, video, and media experience. There are over 100 inches of high-resolution viewing area across 11 displays embedded in the vehicle. These include industry’s first 17 inch front passenger screen and industry-leading 27 inch rear passenger display, allowing passengers to stream their favorite movies, TV shows and live sports while FF 91 is in motion without driver distraction. The voice-first foundation enables multiple natural commands at once, facilitating the areas of comfort (including air conditioning, seat positions and doors), productivity (including text, email and phone calls), entertainment (including media playlists and content search) and destination reaching (including refined search and navigation). The connectivity is powered by “Super Mobile AP”, which consists of up to three modems to realize aggregated high internet speed and great coverage by multi-carriers for high-throughput and continuous coverage. The Artificial Intelligence system and use of FFID (automatically loaded through facial recognition in each seat) carry the personalized user experience from seat-to-seat and vehicle-to-vehicle. The front and rear passengers will have individual sound zones, which allow passengers in the front and passengers in the rear to listen to their separate audio content with minimal sound interference. The luxury interior design of FF 91 Futurist also features “zero gravity” seats in the rear row (with industry leading 48.9 inches rear leg room and 60-degree recline). The vehicle also offers a spa mode with personalized seat position, ventilation, massage settings, light animations, and ambient sound.

For autonomous driving, FF 91 will have up to 12 cameras, up to 5 radar sensors, LIDAR, and 12 ultrasound sensors with full 360-degree sensor coverage to allow the FF 91 to steer autonomously once the autonomous driving software solution is validated and released. FF’s autonomous driving system will deliver several highway autonomy & parking features, and through continuous learning over time, will enable Autonomous Valet Parking (AVP) — where the vehicle can autonomously navigate a parking lot, find a parking space and park itself. Eventually, the adaptive learning could allow the driver to use an application to park and summon the vehicle after the driver has exited the vehicle.

FF 91 will feature an SAE Level 3 capable autonomous driving system that will deliver multiple ADAS features through a combination of FF’s own as well as partners’ applications. FF plans to devote resources to autonomous driving research and development and plans to work with partners to deliver full autonomous-driving capabilities in highway and urban driving, as well as parking, across its vehicle lines in the future.

FF 91 Futurist has a target starting price of $180,000.

FF 81

FF 81 series is FF’s second vehicle model and is aimed at the premium mass market in the D-segment or E-segment (with a wheelbase of 3,000 mm). FF has completed the design of FF 81 and has conducted the second virtual assessment loop for the FF 81 design and engineering. FF 81 is now in the engineering stage and is expected to start pre-series production around 18 months after the launch of the FF 91. FF 81 is designed on FF’s proprietary VPA enabling up to 60% carry over of common parts from FF 91. In addition, parts developed for the FF 81 can be carried back to FF 91 series. The large number of common parts shared across vehicle models creates economics of scale and reduces costs.

FF 81 aims to deliver a premium user experience that emphasizes personalization. FF 81 is planned with high-performance computing and next generation connectivity with a voice-first user interface and open ecosystem for third-party applications. It also has integrated, autonomous driving features and the pertinent hardware capability, including cameras, radars, ultrasound sensors and optional LIDAR(s).

FF 81 Futurist has a target starting price of $95,000.

FF 71

FF’s third planned passenger vehicle, FF 71 series, is expected to be a connected electric vehicle with a more compact size aiming at the mass market in the C-segment or D-segment (with a wheelbase of 2,850 mm). FF 71 will be designed to integrate full connectivity and advanced technology into a smaller vehicle size. As FF is currently focusing on the development of FF 91 and FF 81, the company does not expect to start design and development of FF 71 until 2022 and plans to launch FF 71 Futurist configuration in 2024, assuming that sufficient funding is secured in a timely manner.

FF 71 Futurist has a target starting price of $65,000.

Commercial Vehicles

Smart Last Mile Delivery (“SLMD”)

FF plans to provide purpose-built Smart Last Mile Delivery vehicles by leveraging its proprietary VPA and technical solutions developed for FF’s passenger vehicles. Using the modularity and commonality of the VPA enables specifically tailored SLMD configurations to meet the exact customer needs, whether for fleet provider or last mile delivery divisions, while reducing development time and costs. There will be three sizes of configurations, all of which are built on the VPA platform.

FF’s last-mile delivery vehicles are expected to be designed to have the following features:

•        Customizable cargo van capacity of up to 500 cubic feet;

•        Flexible range options from 110 miles to 330 miles;

•        High cargo efficiency: 25.6 cubic feet/ft length;

•        6.5 feet standing clearance with roll-up rear door for convenience; and

•        Estimated charging from 20% to 80% within 25 minutes.

Several other advantages to utilizing FF’s VPA include a floor mounted battery pack for low center of gravity, low floor enabled by VPA that allows easy ingress, an all-wheel-drive option and rear steering for enhanced maneuverability.

Additionally, FF’s technical solutions for advanced connectivity and user experience enable an easy integration of the SLMD as another device in the logistics system. Such features will include:

•        Advanced connectivity and telematics for next-gen fleet management;

•        Over-the-air (“OTA”) upgrade capability;

•        Third party application integration on touch screen display;

•        Surround view cameras for improved visibility;

•        Equipped with Level 3 ready autonomy and ready-for-future capabilities; and

•        SLMD’s adaptive modular build enables additional use cases (utilities, tradesmen, and others) with minimal additional time or investment.

Manufacturing Strategy

FF plans to manufacture FF 91 series vehicles in its manufacturing facility in Hanford, California with an annual capacity of 10,000 vehicles. In particular, once the Hanford, California manufacturing facility is fully refurbished and built out, FF intends to manufacture core electrification components that are critical to the production of FF 91, including the inverter, electric motor, battery modules, and complete battery packs at this facility. In addition to these components, FF will conduct operations similar to traditional vehicle manufacturing facilities such as body assembly, paint operations, final vehicle assembly, and end-of-line testing for FF 91 in the Hanford manufacturing facility. FF intends for its vehicle engineering and manufacturing teams to work alongside one another to streamline the feedback loop for rapid product enhancements and quality improvement and will extensively utilize virtual manufacturing simulation methods to validate operations and improve the manufacturing processes.

For additional capacity for production of FF 91 (i.e., exceeding 10,000 vehicles annually), FF can expand production operations in Hanford or leverage its contract manufacturing partner in South Korea as needed. For FF 81, FF plans to outsource direct vehicle production to its contract manufacturing partner in South Korea, as FF believes outsourcing could reduce capital investment and accelerate its go-to-market strategy for launching FF 81, while benefiting from the flexibility to scale volume to match demand level. FF may outsource the production of FF 71 to its contract manufacture partner in South Korea or a manufacturing joint venture in China. These plans align with FF’s asset-light, flexible manufacturing strategy. For more information about FF’s manufacturing facility, see the discussion below under the heading “Facilities.” For more information about FF’s memorandum of understanding for contract manufacturing in South Korea, see the discussion below under the heading “Key Agreements and Partnerships.”

Sales, Delivery, and Servicing of Vehicle

As of the date hereof, FF has not yet sold any electric vehicles. FF plans to adopt a direct sales model that utilizes a mix of online and offline presence to drive sales. FF’s offline sales network will consist of FF’s self-owned stores and FF Partner-owned stores and showrooms. The self-owned stores are expected to establish FF brand awareness, while the FF Partner-owned stores and showrooms are expected to expand the sales and distribution network without substantial capital investment by FF.

FF plans to establish stores and showrooms in certain key markets, which may include Los Angeles, San Francisco, New York, Miami, Beijing, Shanghai, Guangzhou, Shenzhen, London, Paris, and Oslo, among other cities. These locations will operate as experiential showrooms for FF’s electric vehicle models and will provide sales, aftersales, and charging services. The FF Partner-owned stores and showrooms will support FF’s online-to-offline sales model, vehicle delivery, charging service and other user operations. To support its expansion plan via FF Partner-owned stores and showrooms, FF has already signed memoranda of understanding with automotive dealer groups such as Jolta in the U.S., and Harmony Auto, Topyoung, Huachi Fuwei, and Haipai in China.

All purchase transactions will be processed online through FF’s website or mobile apps, while FF Partners will support the process (including demonstration drives and providing vehicle information) and receive compensation for sales based on sales territory and/or services performed. Users accessing FF.com can directly purchase the vehicle online and can choose their closest FF store or FF Partner-owned store and showroom for support. Customers going to a FF Partner-owned store will be supported by staff and directed to FF.com for purchasing. FF believes that once the reputation of FF’s vehicles has been established and users are familiar with FF vehicles, an increasing share of the vehicle sales process is likely to be completed fully online. This will further free up offline capacity and potentially increase productivity for FF’s Partner-owned stores. As FF will oversee delivery of the vehicles, both FF stores and FF Partner-owned stores and showrooms will be able to run their operations with lower on-site inventory, keeping them asset light.

The FF Partner-owned stores and showrooms will be the prioritized network for servicing FF’s vehicles, which may include repair, maintenance, and bodywork services. FF will also contract with select third-party service centers to ensure coverage and will deploy mobile service vans based on user demand. To quickly ramp up its service capabilities, FF has already signed a memorandum of understanding with Formel D, a global provider of “After Sales as a Service”. Additionally, FF users can benefit from FF’s connected remote service platform that can address a majority of service issues, perform remote diagnosis and Over-the-air (“OTA”) updates, perform artificial intelligence and predictive maintenance, and will be able to offer real-time service and repair status update to vehicle users.

FF Suppliers

FF has partnered with tier-1 reputable, international suppliers in North America, Europe, and Asia. These include: LG Chem, which provides lithium-ion battery cells according to FF’s specifications; Bosch, which provides FF’s passive safety systems, and key components for brakes and ADAS systems; and BorgWarner, which provides key components (rotor and stator) for FF’s drive units; ThyssenKrupp Presta for steering rack; Ricardo for gearbox; and Joyson for airbags and seatbelts systems. FF has selected and on-boarded suppliers for all critical parts for FF 91 (approximately 94% of the key components as of the date hereof). Although FF has not approved secondary sources for key components of FF 91, it has identified possible secondary suppliers for all key components. FF aims to obtain systems, components, raw materials, parts, manufacturing equipment, and other supplies and services from suppliers which FF believes to be reputable and reliable.

To expand the capacity for production of FF 91 beyond FF’s Hanford plant, FF entered into a memorandum of understanding to secure additional capacity for painted bodies through its contract manufacturing partner in South Korea. The memorandum of understanding with the contract manufacturer in South Korea also covers manufacturing of FF 81 in the same plant, thus significantly reducing investment. FF aims to obtain systems, components, raw materials, parts, manufacturing equipment, and other supplies and services from suppliers which FF believes to be reputable and reliable.

Intellectual Property

FF has significant capabilities in the areas of vehicle engineering, development and design, and has developed a number of proprietary systems and technologies. As of October 1, 2020, FF has filed over 880 patent applications with approximately 550 patents issued worldwide, including approximately 150 issued in the U.S. and 380 issued in China, and has over 700 trademark registrations worldwide. FF intends to continue to file additional patent applications with respect to its technology. FF’s patented technology covers battery, UI/UX, powertrain, ADAS, body, hardware/software platform and chassis. Key patents include FF’s inverter assembly, fully-submerged battery cells for vehicle energy-storage systems, patented battery strings design, integrated drive and motor assemblies, methods and apparatus for generating current commands for an interior permanent magnet (IPM) motor and seamless vehicle access system. These key patents will expire in 2035 or 2036.

Key Agreements and Partnerships

Strategic Partnership with Myoung Shin, South Korea

On September 1, 2020, FF entered into a non-binding memorandum of understanding with Myoung Shin in South Korea for the manufacturing of FF’s vehicles beyond FF’s own manufacturing capacity. Contract manufacturing in South Korea can benefit from its very low or no tariffs on imports and exports to key target markets. Production by Myoung Shin will be launched in the former General Motors plant with key retained personnel in vehicle production and ramp-up. Myoung Shin has a production capacity of 270,000 vehicles per year at its production plant. Pursuant to the memorandum of understanding, Myoung Shin is anticipated to reserve a production capacity for FF 81 and FF 91 body parts, consistent with the final targeted production volumes.

Strategic Partnership with a Tier-1 City in China

FF entered into a non-binding memorandum of understanding with a tier-1 city in China in September 2020, pursuant to which FF intends to establish a joint venture company (the “JV”) in that city. This joint venture is expected to be managed and controlled by FF. The proposed strategic partnership is subject to the condition that FF will receive capital of no less than $500 million through Private Placement and/or the Business Combination and agreement by the parties on binding definitive documentation. In December 2020, the JV was established initially as an entity wholly owned by FF, which will primarily engage in the activities contemplated in the memorandum of understanding.

Potential Partnership with Geely Holding

In December 2020, FF entered into a non-binding memorandum of understanding with Zhejiang Geely Holding Group Co., Ltd. (“Geely Holding”), pursuant to which the parties contemplate cooperation in various areas including engineering, supply chain and contract manufacturing.

In January 2021, FF, the JV, a subsidiary of FF, and Geely Holding entered into a cooperation framework agreement and a license agreement that set forth the major commercial understanding of the proposed cooperation among the parties in the areas of potential investment into the JV, engineering, technology and contract manufacturing support. The foregoing framework agreement and the license agreement may be terminated if the parties fail to enter into the joint venture definitive agreement or to close the Private Placement.

Strategic Partnerships on FF Partner Stores and Other Sales and Service

FF Partner Stores in the U.S.

FF has entered into a non-binding memorandum of understanding with Jolta for setting up FF Partner-owned stores in the U.S. for vehicle sales. The memorandum of understanding contemplates a coverage by Jolta of approximately 15 major U.S. cities by 2025 and 30 major U.S. cities going forward.

FF Partner Stores in China

FF has entered into a non-binding memorandum of understanding with each of Harmony Auto, Topyoung, Huachi Fuwei, and Haipai to establish Partner-owned stores in more than 30 major cities in China for vehicle sales and service.

After-Sales and Service Offering

FF has entered into a non-binding memorandum of understanding with Formel D for setting up FF’s after-sales and service offering in addition to FF’s Partner-owned stores and FF’s stores for the U.S., China and European markets. The memorandum of understanding contemplates that Formel D will provide services for FF in more than 15 major U.S. cities, more than 10 major cities in China and more than 10 major European countries.

Facilities

FF leases all of its facilities. The following table sets forth the location, approximate size, primary use and lease term of FF’s major facilities.

Location	Approximate Size (Building) in Square Feet	Primary Use	Lease Expiration Date
Gardena, California	146,765	Global headquarters, research and development, office	April 30, 2022
Hanford, California	1,100,000	Manufacturing	December 31, 2027
Beijing, China	49,821	Administrative services, research and development, strategic planning	December 14, 2021
Shanghai, China	6,857	Engineering and research and development	March 31, 2021

FF expects construction and refurbishment of the Hanford manufacturing facility to be completed by nine months after the closing of the Business Combination. The facility is planned to have a body shop, a paint shop, component manufacturing and an assembly line. The Hanford manufacturing facility is approximately 1.1 million square feet and, once it is fully built out, is expected to have the capacity to support a production of 10,000 units per year.

Employees

As of the date hereof, FF has 284 active employees globally. A majority of FF’s employees are engaged in research and development and related engineering, manufacturing, and supply chain functions. FF plans to ramp up additional hiring efforts for its targeted vehicle production and delivery. FF’s targeted hires typically have significant experience working for reputable OEMs, software, internet, consumer electronics and artificial intelligence companies, as well as tier-one automotive suppliers and engineering firms. FF has not experienced any work stoppages and considers its relationship with its employees to be good. None of FF’s employees are subject to a collective bargaining agreement or represented by a labor union.

The FF team is composed of experienced talent from a variety of industry backgrounds and nationalities with a common goal of creating highly innovative and unique products. FF’s human capital resources objectives include, as applicable, identifying, recruiting, retaining, incentivizing and integrating existing and additional employees. FF has a competitive equity incentive plan to promote its core values through ownership and to attract, retain and motivate its exceptional employees.

Governmental Regulations, Programs and Incentives

FF operates in an industry that is subject to extensive environmental regulation, which has become more stringent over time. The laws and regulations to which FF is subject govern, among others, vehicle emissions and the storage, handling, treatment, transportation and disposal of hazardous materials and the remediation of environmental contamination. Compliance with such laws and regulations at an international, regional, national, provincial and local level is critical to FF’s ability to continue its operations.

Environmental standards applicable to FF are established by the laws and regulations of the countries in which FF operates, standards adopted by regulatory agencies and the permits and licenses issued to FF. Each of these sources is subject to periodic modifications and comprise what FF anticipates will be increasingly stringent requirements. Violations of these laws, regulations or permits and licenses may result in substantial administrative, civil or even criminal fines, penalties and orders to cease any violating operations or to conduct or pay for corrective work. In some instances, violations may also result in the suspension or revocation of permits or licenses.

Vehicle Safety and Testing Regulation

FF vehicles will be subject to, and must comply with, numerous regulatory requirements established by the National Highway Traffic Safety Administration (“NHTSA”), including all applicable U.S. Federal Motor Vehicle Safety Standards (“FMVSS”). As a manufacturer, FF must self-certify that its vehicles meet all applicable FMVSSs before the vehicles are sold in the U.S. There are many FMVSSs that will apply to FF vehicles, such as crash-worthiness requirements, crash avoidance requirements and electric vehicle requirements (i.e., limitations on electrolyte spillage, battery retention and avoidance of electric shock after certain crash tests). FF’s future vehicles must fully comply with all applicable FMVSSs. Additionally, there are regulatory changes being considered for several FMVSSs, and FF must comply with all such FMVSS regulations.

In addition to FMVSS, FF will also be required to comply with other federal laws administered by NHTSA, including the Corporate Average Fuel Economy (“CAFE”) standards, Theft Prevention Act requirements, consumer information labeling requirements, early warning reporting requirements regarding warranty claims, field reports, death and injury reports and foreign recalls and owners’ manual requirements. FF must also comply with the Automobile Information and Disclosure Act, which requires manufacturers of motor vehicles to disclose certain information regarding the manufacturer’s suggested retail price, optional equipment and pricing. Further, this law allows inclusion of city and highway fuel economy ratings, as determined by EPA, as well as crash test ratings as determined by NHTSA.

FF vehicles sold outside of the U.S. are subject to similar foreign safety, environmental, and other regulations. If those regulations and standards are different from those applicable in the U.S., FF will redesign and/or retest its vehicles. For example, the European Union (“E.U.”) has established new approval and oversight rules requiring that a national authority certify compliance with heightened safety rules, emissions limits and production requirements before vehicles can be sold in each E.U. member state, the initial of which rules were rolled out on September 1, 2020, and there is also regulatory uncertainty regarding how these rules will impact sales in the United Kingdom given its recent withdrawal from the E.U. These changes could impact the rollout of new vehicle features in Europe. FF vehicles sold in China will be subject to compulsory product certification by certification authorities designated by the State Certification and Accreditation Administration Committee. Additionally, for FF vehicles to be approved for manufacture and sale in China, FF vehicles will need to be added to the Announcement of Vehicle Manufacturers and Products issued by the Ministry of Industry and Information Technology (“MIIT”) of China, by showing compliance with the relevant safety and technical requirements and other conditions, including among others, the Administrative Rules on the Admission of New Energy Vehicle Manufacturers and Products and the Administrative Rules on the Admission of Passenger Vehicles Manufacturer and Products, and passing the review by the MIIT.

Battery Safety and Testing Regulations

FF’s battery packs must conform to mandatory regulations governing the transport of “dangerous goods” that may present a risk in transportation, which includes lithium-ion batteries, and are subject to regulations issued by the Pipeline and Hazardous Materials Safety Administration. (“PHMSA”). These regulations are based on the UN Recommendations on the Safe Transport of Dangerous Goods Model Regulations and related UN Manual Tests and Criteria. The regulations vary by mode of transportation when these items are shipped, such as by ocean vessel, rail, truck or air. FF will complete the applicable transportation tests for its battery packs, demonstrating its compliance with applicable regulations. FF uses lithium-ion cells in its high-voltage battery packs. The use, storage and disposal of FF’s battery packs is regulated under federal law. FF will enter into agreements with third-party battery recycling companies to recycle FF’s battery packs.

Environmental Credits

In connection with the production, delivery, and placement into service of FF’s zero-emission vehicles, FF will earn tradable credits. FF may sell FF future credits to automotive companies and other regulated entities who can use the credits to comply with emission standards and other regulatory requirements. For example, under California’s Zero Emission Vehicle Regulation and those of states that have adopted California’s standards, vehicle manufacturers are required to earn or purchase credits, referred to as ZEV credits, for compliance with their annual regulatory requirements. These laws provide that automakers may bank or sell to other regulated parties their excess credits if they earn more credits than the minimum quantity required by those laws. FF may also earn other types of salable regulatory credits in the U.S. and abroad, including greenhouse gas, fuel economy, and clean fuels credits.

EPA Emissions and Certification

The U.S. Clean Air Act requires that FF obtain a Certificate of Conformity issued by the U.S. Environmental Protection Agency (“EPA”) or a California Executive Order issued by the California Air Resources Board (“CARB”) certifying that FF vehicles comply with all applicable emissions requirements. A Certificate of Conformity is required for vehicles sold in states covered by the Clean Air Act’s standards. A CARB Executive Order is required for vehicles sold in states that have adopted California’s stricter standards for emissions controls related to new vehicles and engines sold in such states. States that have adopted the California standards as approved by EPA also recognize the CARB Executive Order for sales of vehicles. In addition to California, there are 13 other states that have either adopted or are in the process of adopting the stricter California standards, including New York, Massachusetts, Vermont, Maine, Pennsylvania, Connecticut, Rhode Island, Washington, Oregon, New Jersey, Maryland, Delaware and Colorado. FF is required to seek an EPA Certificate of Conformity for vehicles sold in states covered by the Clean Air Act’s standards or a CARB Executive Order for vehicles sold in California or any of the other 13 states identified above that have adopted the stricter California standards.

Regulation — Self Driving

There are no federal U.S. regulations pertaining to the safety of self-driving vehicles; however, the NHTSA has established recommended guidelines. Certain U.S. states have legal restrictions on self-driving vehicles, and many other states are considering them. This patchwork increases the legal complexity for FF’s vehicles. In Europe, certain vehicle safety regulations apply to self-driving braking and steering systems, and certain treaties also restrict the legality of certain higher levels of self-driving vehicles. Self-driving laws and regulations are expected to continue to evolve in numerous jurisdictions in the U.S. and foreign countries, and may create restrictions on self-driving features that FF develops.

Automobile Manufacturer and Dealer Regulation

U.S. state laws regulate the manufacture, distribution and sale of automobiles, and generally require motor vehicle manufacturers and dealers to be licensed in order to sell vehicles directly to consumers in the state. FF will need to secure dealer licenses (or their equivalent) and engage in sales activities for its self-owned stores and service centers, while partners in certain states will support by providing services via partner-owned stores and showrooms.

In China, automobile suppliers and dealers are required to receive a business license and file and update the relevant information through the information management system for the national automobile circulation operated by the competent commerce department in China. Additionally, according to the Administrative Measures on Automobile Sales, automobile suppliers and dealers shall sell automobiles, spare parts and other related products that are in compliance with relevant provisions and standards of the state, and the dealers shall, in an appropriate manner, expressly indicate the prices of automobiles, spare parts and other related products as well as the rates of charges for various services on their business premises, and shall not sell products at higher prices or charge other fees without express indication.

Competition

FF has experienced, and expects to continue to experience, intense competition from several companies, particularly as the transportation sector increasingly shifts towards low-emission, zero-emission or carbon neutral solutions. Many established and new automobile manufacturers have entered or have announced plans to enter the alternative fuel and electric vehicle market. Many major automobile manufacturers, such as Tesla, Porsche, Mercedes and Audi, have electric vehicles available today. Other current and prospective automobile manufacturers are also developing electric vehicles, for example Nio, xPeng, Li Auto, Canoo and Fisker, among others. In addition, several manufacturers offer hybrid vehicles, including plug-in versions. FF directly competes with other pure-play electric vehicle companies targeting the high-end segment, while also competing to a lesser extent with new energy vehicles (NEVs) and internal combustion enginge (ICE) vehicles in the mid- to high-end segment offered by traditional OEMs. FF believes the primary competitive factors in the electric vehicle market include, but are not limited to:

•        pricing;

•        technological innovation;

•        vehicle performance, quality and safety;

•        space, comfort and user experience;

•        service and charging options;

•        design, styling and interior materials; and

•        manufacturing efficiency.

FF believes that it will compete favorably with its competitors on the basis of these factors. However, most of FF’s current and potential competitors have greater financial, technical, supply chain, manufacturing, marketing, and other resources than FF. They may be able to deploy greater resources to the design, development, manufacturing, supply chain, distribution, promotion, sales, marketing, and support of their electric vehicles. Additionally, FF’s competitors may also have greater name recognition, longer operating histories, lower cost of materials, larger sales forces, broader customer and industry relationships, and other resources than FF does.

Legal Proceedings and Vendor Trust

From time to time, FF may become involved in legal proceedings arising in the ordinary course of business. In the past, FF has been involved in litigation with contractors and suppliers when FF failed to make overdue payments due to cash constraints FF faced, certain of which were settled through the Vendor Trust FF established on April 29, 2019. FF’s suppliers and contractors holding aggregate past due payables of approximately US$141.0 million participated in the Vendor Trust and received interests in the Trust. During September and October 2020, FF paid an aggregate of US$4.5 million to the Vendor Trust, thus reducing the aggregate past due principal payables held by the Vendor Trust to approximately US$136.8 million. In the fourth quarter of 2020, the Vendor Trust agreed to convert their obligations to equity interests in PSAC in connection with the Business Combination. In exchange, the participating vendors are required to refrain from bringing legal claims regarding any overdue payment and forbear from exercising remedies on any payables not tendered to or accepted by the Vendor Trust.

Additionally, FF’s China subsidiaries are involved in 84 proceedings or disputes in China. Substantially all of the claims arose out of those subsidiaries’ ordinary course of business, involving lease contract, third-party suppliers or vendors, or labor disputes. The amounts claimed by the parties in the disputes involving FF’s China subsidiaries range from $1,000 to $5.2 million.

FF is also involved in a lawsuit brought by a former employee alleging fraudulent inducement and wrongful termination, seeking damages, including $6.4 million of unpaid compensation and immediate vesting of 20 million FF shares.

Other than disclosed herein, FF is currently not a party to any legal proceedings the outcome of which, if determined adversely to FF, would individually or in the aggregate be reasonably expected to have a material adverse effect on FF’s business, financial condition, or results of operations.

FF’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

Unless context otherwise requires, all references in this section to “FF Intelligent Mobility Global Holdings Ltd.” “FF” “we,” “us,” “our,” or “its” refer to FF Intelligent Mobility Global Holdings Ltd. and its consolidated subsidiaries.

The following discussion and analysis is intended to help the reader understand FF’s results of operations and financial condition. This discussion and analysis is provided as a supplement to, and should be read in conjunction with, the section entitled “Selected Historical Financial Information of FF”, the section entitled “Unaudited Pro Forma Condensed Combined Information”, and FF’s consolidated financial statements and notes thereto included elsewhere in this proxy statement/consent solicitation/prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this proxy statement/consent solicitation/prospectus, including information with respect to FF’s plans and strategy for FF’s business, includes forward-looking statements that involve risks and uncertainties. FF’s actual results may differ materially from management’s expectations as a result of various factors, including but not limited to those discussed in the sections entitled “Risk Factors” and “Forward Looking Statements.” The objective of this section is to provide investors an understanding of the financial drivers and levers in FF’s business and describe the financial performance of the business.

Overview

FF is a California-based global shared intelligent mobility ecosystem company founded in 2014 with a vision to disrupt the automotive industry.

With headquarters in Los Angeles, California, the company designs and engineers next-generation smart electric connected vehicles. FF intends to manufacture vehicles at its production facility in Hanford, California, with additional future production capacity needs addressed through a contract manufacturing partner in South Korea. The company has additional engineering, sales, and operational capabilities in China and plans to develop its manufacturing capability in China through a joint venture.

Since its founding, the company has created major innovations in technology and products, and a user-centered business model. These innovations are enabling FF to set new standards in luxury and performance that will enhance quality of life and redefine the future of intelligent mobility.

FF’s innovations in technology include its proprietary Variable Platform Architecture (VPA), propulsion system and Internet, Autonomous Driving, and Intelligence (I.A.I) system. The following combination of capabilities of FF’s products, technology, team, and business model distinguish FF from its competitors:

•        FF has designed and developed a breakthrough mobility platform — its proprietary VPA.

•        FF’s propulsion system provides a leading competitive edge in acceleration and range enabled by an industry-leading inverter design, battery pack gravimetric energy density and gravimetric power density.

•        FF’s advanced I.A.I. technology offers high-performance computing, high speed internet connectivity, Over-the-air (“OTA”) updates, an open ecosystem for third party application integration, and a Level 3 autonomous driving-ready system, in addition to several other proprietary innovations that enable the company to build an advanced highly personalized user experience.

•        Since inception, FF has developed a portfolio of intellectual property, established its proposed supply chain and assembled a global team of automotive and technology experts and innovators to achieve its goal of redefining the future of the automotive industry. As of the date hereof, FF has filed over 880 patents, and has been granted over 550 patents.

FF’s B2C (business-to-consumer) passenger vehicle launch pipeline over the next five years includes FF 91 series, FF 81 series, and FF 71 series. Below are the intended launch dates of each vehicle:

•        FF intends to commercially launch FF 91 within twelve months after closing of the Business Combination. FF believes that FF 91 is the first fully connected car with individual connectivity that will provide each passenger a unique and personalized experience.

•        FF plans to commercially launch its second passenger vehicle, FF 81, in 2023, which will be a premium mass market electric vehicle positioned to compete against Tesla Model S and Model X, BMW 5-series, and Nio ES8.

•        FF plans to develop a mass market passenger vehicle, FF 71, expected to launch in 2024. FF 71 will integrate full connectivity and advanced technology into a smaller vehicle size and is positioned to compete against Tesla Model 3 and Model Y, and BMW 3-series.

•        FF plans to develop a Smart Last Mile Delivery vehicle to address the high growth last mile delivery opportunity particularly in Europe, China and the U.S. FF’s modular VPA facilitates entry into the last mile delivery segment, allowing FF to expand its total addressable market and avenues of growth. FF plans to launch the FF SLMD vehicles in 2023.

FF has adopted a hybrid manufacturing strategy consisting of its refurbished manufacturing facility in Hanford, California as well as collaborating with a reputable contract manufacturing partner in South Korea. FF is exploring the possibility of additional manufacturing capacity in China through a joint venture. All passenger vehicles as well as the Smart Last Mile Delivery vehicle are expected to be available for sales in the U.S., China, and Europe.

Impact of COVID-19 on FF’s Business

There continues to be worldwide impact from the COVID-19 pandemic. The impact of COVID-19 includes changes in consumer and business behavior, pandemic fears, market downturns, and restrictions on business and individual activities has created significant volatility in the global economy and has led to reduced economic activity. The spread of COVID-19 has also created a disruption in the manufacturing, delivery and overall supply chain of vehicle manufacturers and suppliers and has led to a global decrease in vehicle sales in markets around the world.

The pandemic has resulted in government authorities implementing numerous measures to try to contain the virus, such as travel bans and restrictions, quarantines, stay-at-home or shelter-in-place orders, and business shutdowns. For example, FF’s employees based in California have been subject to stay-at-home orders from state and local governments. These measures may adversely impact FF’s employees and operations and the operations of FF’s suppliers and business partners and could negatively impact the construction schedule of FF’s manufacturing facility and the production schedule of FF 91. In addition, various aspects of FF’s business and manufacturing facility cannot be conducted remotely. These measures by government authorities may remain in place for a significant period of time and could adversely affect FF’s construction and manufacturing plans, sales and marketing activities, and business operations.

In response to the pandemic, congress passed the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”) administered by the United States Small Business Administration. Under the terms of the CARES Act, recipients can apply for and receive forgiveness for all or a portion of loans granted under the Paycheck Protection Program (the “PPP”). Such forgiveness is determined, based on the use of loan proceeds for certain permissible purposes as set forth in the PPP, including, but not limited to, payroll costs (as defined under the PPP) and mortgage interest, rent or utility costs (collectively, “Qualifying Expenses”), and on the maintenance of employee and compensation levels during the eight-week period following the funding of the PPP Loan. However, no assurance is provided that we will be able to obtain forgiveness of the PPP Loan in whole or in part. In 2020, FF received a PPP loan of $9,200. See Note 16 Subsequent Events as referred to in the notes to FF’s consolidated financial statements included elsewhere in this proxy statement/consent solicitation/prospectus.

The evolution of the virus is unpredictable at this point and any resurgence may slow down FF’s ability to ramp-up FF’s production program on time to satisfy investors and potential customers. Any delay to production will delay FF’s ability to launch FF 91 and begin generating revenue. The COVID-19 pandemic could limit the ability of FF’s suppliers and business partners to perform, including third party suppliers’ ability to provide components and materials used in FF 91. FF may also experience an increase in the cost of raw materials. FF does not anticipate any material impairments as a result of COVID-19, however, FF will continue to evaluate on an ongoing basis. Even after the COVID-19 pandemic has subsided, FF may continue to experience an adverse impact to its business as a result of the global economic impact and any lasting effects on the global economy, including any recession that has occurred or may occur in the future. Refer to Part II, Item 1A. Risk Factors for a full discussion of the risks associated with the COVID-19 pandemic.

Business Combination and Public Company Costs

On January 27, 2021, FF, PSAC and Merger Sub entered into the Merger Agreement. Pursuant to the Merger Agreement, at the closing of the Business Combination, Merger Sub (a newly-formed, wholly-owned, direct subsidiary of PSAC formed solely for purposes of the Merger) will be merged with and into FF (the “Merger”), with FF continuing as the surviving company under the Companies Act following the Merger as a wholly-owned subsidiary of PSAC and the separate corporate existence of Merger Sub shall cease. Upon completion of the Business Combination, FF will be the successor registrant with the SEC, meaning that FF’s financial statements for previous periods will be disclosed in the registrant’s future periodic reports filed with the SEC.

While the legal acquirer in the Merger Agreement is PSAC, for financial accounting and reporting purposes under GAAP, FF will be the accounting acquirer and the Business Combination will be accounted for as a “reverse recapitalization.” A reverse recapitalization does not result in a new basis of accounting, and the financial statements of the combined entity represent the continuation of the financial statements of FF in many respects. Under this method of accounting, PSAC will be treated as the “acquired” company for financial reporting purposes. For accounting purposes, FF will be deemed to be the accounting acquirer in the transaction and, consequently, the transaction will be treated as a recapitalization of FF (i.e., a capital transaction involving the issuance of stock by PSAC for the stock of FF). Accordingly, the consolidated assets, liabilities and results of operations of FF will become the historical financial statements of New FF, and PSAC’s assets, liabilities and results of operations will be consolidated with FF’s beginning on the acquisition date. Operations prior to the Business Combination will be presented as those of FF in future reports. The net assets of PSAC will be recognized at historical cost (which is expected to be consistent with carrying value), with no goodwill or other intangible assets recorded.

Upon consummation of the Business Combination and the closing of the Private Placement, the most significant change in FF’s future reported financial position and results of operations is expected to be an estimated increase in cash (as compared to FF’s balance sheet at December 31, 2019) of approximately $[508] million, assuming maximum stockholder redemptions of all [23,288,699] Public Shares of common stock, or $[738] million, assuming no redemptions, including up to $795 million in gross proceeds from the Private Placement by the Subscription Investors. Total direct and incremental transaction costs of PSAC and FF are estimated at approximately $[86.1] million, $[50.2] million was expensed as part of the Business Combination and recorded in accumulated deficit, and the remaining $[36.0] million was determined to be equity issuance costs and offset to additional-paid-in-capital.

As a consequence of the Business Combination, FF will become the successor to an SEC-registered and Nasdaq-listed company which will require FF to hire additional personnel and implement procedures and processes to address public company regulatory requirements and customary practices. FF expects to incur additional annual expenses as a public company for, among other things, directors’ and officers’ liability insurance, director fees and additional internal and external accounting, legal and administrative resources, including increased audit and legal fees.

Components of FF’s Results of Operations

Key Factors Affecting Operating Results

FF’s performance and future success depend on several factors that present significant opportunities but also pose risks and challenges, including those discussed below and in the section titled “Risk Factors.”

Faraday Future Vehicle Launch

FF expects to derive revenue from FF 91, which is anticipated to launch twelve months after the closing of the Business Combination. FF plans to build out and manufacture FF 91 in its own manufacturing facility in Hanford, California with an annual capacity of 10,000 vehicles. Additionally, FF 81, FF 71 and Smart Last Mile Delivery electrical vehicle models are in development and planned to release after the FF 91.

Production and Operations

FF expects to further incur significant operating costs that will impact its future profitability, including research and development expenses as it introduces new models and improves existing models, capital expenditures in the expansion of its manufacturing capacities, additional operating costs and expenses for production ramp-up, raw material procurement costs, general and administrative expenses as it scales its operations, interest expense from debt financing activities and selling and distribution expenses as it builds its brand and markets vehicles. In addition, it may incur significant costs in connection with its services once it delivers FF 91, including servicing and warranty costs. FF’s ability to become profitable in the future will not only depend on its ability to successfully market the vehicles, but also to control the costs.

To date, FF has not yet sold any electric vehicles. As a result, FF will require substantial additional capital to develop products and fund operations for the foreseeable future. Until FF can generate sufficient revenue from product sales, FF expects to finance operations through a combination of existing cash on hand, public offerings, private placements and debt financings. The amount and timing of future funding requirements will depend on many factors, including the pace and results of development efforts. Any delays in the successful completion of manufacturing facility will impact FF’s ability to generate revenue. For additional discussion of FF’s ability to continue as a going concern, see the section titled “Liquidity and Capital Resources and Going Concern” in Note 2 of the notes to FF’s consolidated financial statements included elsewhere in this proxy statement/consent solicitation/prospectus and for further details on liquidity, please see the “Liquidity and Capital Resources” section below.

Revenues

FF is a development stage company and has not generated any revenue to date. FF’s anticipated introduction of FF 91, its first vehicle launch, is expected to generate the majority of FF’s future revenue while other vehicles are in development.

Operating Expenses

Research and Development

Research and development activities represent a significant part of FF’s business. FF’s research and development efforts focus on the design and development of FF’s electric vehicles and continuing to prepare its prototype electric vehicle to exceed industry standards for compliance, innovation and performance. Additionally, research and development expenses consist of personnel-related costs (including salaries, bonuses, benefits, and stock-based compensation) for FF’s employees focused on research and development activities, other related costs, depreciation and an allocation of FF’s general overhead. FF expects research and development expenses to increase in absolute dollars as FF anticipates an increase in activities in the U.S. and China which is where FF’s research and development operations are primarily located.

Sales and Marketing

Sales and marketing expenses consist primarily of personnel-related costs (including salaries, bonuses, benefits and stock-based compensation) for FF’s employees focused on sales and marketing, costs associated with sales and marketing activities, and an allocation of FF’s general overhead. Marketing activities include related expenses to introduce the brand and the electric vehicle prototype to the market. FF expects selling and marketing expenses to continue to increase in absolute dollars as FF brings its electric vehicles to market and seeks to boost sales.

General and Administrative

General and administrative expenses consist primarily of personnel-related costs, (including salaries, bonuses, benefits and stock-based compensation) for employees associated with administrative services such as legal, human resources, information technology, accounting and finance, other related costs, legal loss contingency expenses, which are FF’s estimates of future legal settlements. These expenses also include certain third-party consulting services, certain facilities costs, and any corporate overhead costs not allocated to other expense categories.

FF expects its general and administrative expenses to increase in absolute dollars as FF continues to grow its business. FF also anticipates that it will incur additional costs for employees and third-party consulting services related to preparations to become and operate as a public company.

Loss on Disposal of Asset Held for Sale

Loss on disposal of asset held for sale consists of the loss on the sale of the Nevada property classified as held for sale property in prior year.

Gain on Cancellation of Land Use Rights

Gain on cancellation of land use rights consists of the gain on cancellation of land use rights in China.

Loss on Disposal of Property and Equipment

Relates to a loss on the disposal of property and equipment.

Gain on Expiration of Put Option

Gain on expiration of put option consists of the derecognition of the Easy Go put options which were held as a liability at fair value and expired in February of 2019.

Change in Fair Value Measurement of Related Party Notes Payable and Notes Payable

Change in fair value measurement of related party notes payable and notes payable consists primarily of the fair value measurements of certain related party notes payable and notes payable held at fair market value.

Related Party Interest Expense

Related party interest expense is related to interest outstanding on related party notes payable.

Interest Expense

Interest expense primarily consists of interest on outstanding notes payable, capital leases and interest related to FF’s Vendor Trust.

Results of Operations (amounts in thousands, except share and per share data)

To date, FF has not generated any revenue from the design, development, manufacturing, engineering and sale or distribution of electric vehicles. Please refer to Part II, Item 1A. Risk Factors for a full discussion on risks and uncertainties related to cost.

The following table sets forth FF’s consolidated statements of operations data for the period indicated:

	Year Ended December 31, 2020	Year Ended December 31, 2019	$ Change	% Change
	(in thousands, except share and per share data)	(in thousands, except share and per share data)	(in thousands)
Consolidated Statements of Operations
Operating expenses
Research and development	$	$28,278	$
Sales and marketing		5,297
General and administrative		71,167
Loss on disposal of asset held for sale		12,138
Gain on cancellation of land use rights		(11,467)
Loss on disposal of property and equipment		4,843
Total operating expenses		110,256

Loss from operations		(110,256)
Gain on expiration of put option		43,239
Change in fair value measurement of related party notes payable and notes payable		(15,183)
Related party interest expense		(34,074)
Interest expense		(25,918)
Loss before income taxes		(142,192)
Income tax provision		(3)
Net loss		(142,195)
Less: net loss attributable to noncontrolling interest		(7,605)
Net loss attributable to FF Intelligent Mobility Global Holdings Ltd.	$	$(134,590)	$

Per share information attributable to FF Intelligent Mobility Global Holdings Ltd.
Net loss per ordinary share basic and diluted	$	$(3.31)	$
Weighted average ordinary shares outstanding basic and diluted		40,706,633

Research and Development

	Year Ended December 31, 2020	Year Ended December 31, 2019	$ Change	% Change
	(in thousands)	(in thousands)	(in thousands)
Personnel expenses	$	$23,614	$
Material consumed in development activities		3,273
Other expenses		1,391
	$	$28,278	$

Research and development expenses for the year ended December 31, 2019 were $28,278. The largest expense in research and development is personnel expenses of $23,614, which includes $818 of stock-based compensation expense. Personnel are devoted to the research, engineering and testing of electric vehicles. FF’s research and development expenses for the year include $3,273 of materials consumed in its development activities related to prototype parts and engineering, design and testing. Other expenses of $1,391 include minor research and development overhead costs such as depreciation expense, software subscriptions, freight and delivery costs and repairs and maintenance.

Sales and Marketing

	Year Ended December 31, 2020	Year Ended December 31, 2019	$ Change	% Change
	(in thousands)	(in thousands)	(in thousands)
Personnel expenses	$	$5,025	$
Other expenses		272
	$	$5,297	$

Sales and marketing expenses for the year ended December 31, 2019 were $5,297. Personnel expense related to sales and marketing was $5,025, including $311 of stock-based compensation. The sales and marketing personnel develop the FF brand for its introduction to the market. Other expenses include marketing expenses related to professional services, software subscriptions, and information technology.

General and Administrative

	Year Ended December 31, 2020	Year Ended December 31, 2019	$ Change	% Change
	(in thousands)	(in thousands)	(in thousands)
Personnel expenses	$	$44,502	$
Professional services		12,604
Rent and related expenses		8,349
Other general and administrative expenses		5,712
	$	$71,167	$

General and administrative expenses for the year ended December 31, 2019 were $71,167. FF’s personnel expenses include $39,487 of salaries and benefits, $1,534 of bonuses and $2,371 and $1,110 of stock-based compensation expense for employees and non-employees, respectively. Professional services were $12,604 which include $10,839 from legal services related to company investment opportunities such as debt, the Business Combination and general corporate compliance. Other professional services expense include IP, administrative, nonproduction and production related services. Rent and related expenses of $8,349 relate to the facility leases. Other general and administrative expenses of $5,712 primarily relate to legal loss contingency expenses of $7,910 net of reversal of accrued expense for legal matters which settled for $14,685 less than previously accrued for in 2018, $2,352 of property taxes and other taxes and fees, and depreciation and amortization of $4,877. The remaining other general and administrative expenses also include software subscriptions of $1,940, information technology of $1,437 and insurance of $969.

Loss on Disposal of Asset Held for Sale

	Year Ended December 31, 2020	Year Ended December 31, 2019	$ Change	% Change
	(in thousands)	(in thousands)	(in thousands)
Loss on disposal of asset held for sale	$	$12,138	$

Loss on disposal of asset held for sale for the year ended December 31, 2019 was $12,138. Land and related improvements for property owned in Las Vegas, Nevada classified as held for sale of $29,038 was sold in 2019 for a total of $16,900, which resulted in a $12,138 loss on disposal recognized.

Gain on Cancellation of Land Use Rights

	Year Ended December 31, 2020	Year Ended December 31, 2019	$ Change	% Change
	(in thousands)	(in thousands)	(in thousands)
Gain on cancellation of land use rights	$	$(11,467)	$

Gain on cancellation of land use rights for the year ended December 31, 2019 were $11,467.

Loss on Disposal of Property and Equipment

	Year Ended December 31, 2020	Year Ended December 31, 2019	$ Change	% Change
	(in thousands)	(in thousands)	(in thousands)
Loss on disposal of property and equipment	$	$4,843	$

Loss on disposal of property and equipment for the year ended December 31, 2019 were $4,843. FF disposed of property and equipment held by its operations in China at a loss of $4,843.

Gain on Expiration of Put Option

	Year Ended December 31, 2020	Year Ended December 31, 2019	$ Change	% Change
	(in thousands)	(in thousands)	(in thousands)
Gain on expiration of put option	$	$43,239	$

Gain on expiration of put option for the year ended December 31, 2019 was $43,239. The gain related to the expiration of the related party Easy Go put options (the “Put Agreements”). As of February 2019, all outstanding Put Agreements expired unexercised, resulting in the gain of $43,239. At the time of execution, Easy Go and other entities that held Easy Go shares subject to the Put Agreements were affiliated with FF’s founder through common ownership interests and accordingly, the Put Agreements were a related party transaction.

Change in Fair Value Measurement of Related Party Notes Payable and Notes Payable

	Year Ended December 31, 2020	Year Ended December 31, 2019	$ Change	% Change
	(in thousands)	(in thousands)	(in thousands)
Change in fair value measurement of related party notes payable and notes payable	$	$(15,183)	$

Change in fair value measurement of related party notes payable and notes payable for the year ended December 31, 2019 were $15,183. The loss relates to certain term loan agreements, which FF elected to measure using the fair value option. For further discussion, please see “Fair Value of Financial Instruments” in Note 4 of the notes to FF’s consolidated financial statements included elsewhere in this proxy statement/consent solicitation statement/prospectus.

Related Party Interest Expense

	Year Ended December 31, 2020	Year Ended December 31, 2019	$ Change	% Change
	(in thousands)	(in thousands)	(in thousands)
Related party interest expense	$	$(34,074)	$

Related party interest expense is related to interest on outstanding related party notes payable.

Interest Expense

	Year Ended December 31, 2020	Year Ended December 31, 2019	$ Change	% Change
	(in thousands)	(in thousands)	(in thousands)
Interest expense	$	$(25,918)	$

Interest expense of $25,918 primarily consists of $12,298 interest on outstanding notes payable, $2,547 interest paid on capital leases, $4,462 paid for notes payable issuance costs, and $4,638 accrued interest related to FF’s Vendor Trust. The amount of interest paid in cash was $3,670 for the year ended December 31, 2019.

Liquidity and Capital Resources and Going Concern (in thousands, except share and per share data)

As described in the “Overview” section of this MD&A, the COVID-19 pandemic impacted FF’s ability to fundraise and may have a material impact on future periods as FF prepares to bring its product to market, including its cash flows from financing activities, which funds its operations. The extent of COVID-19’s impact on FF’s liquidity will depend upon, among other things, the duration and severity of the outbreak or subsequent outbreaks and related government responses such as required physical distancing, restrictions on business operations and travel, the pace of recovery of economic activity and the impact to consumers, all of which are uncertain and difficult to predict. Refer to Part II, Item 1A. Risk Factors for a full discussion of the risks associated with the COVID-19 pandemic.

Since inception, FF has incurred cumulative losses from operations, negative cash flows from operating activities and an accumulated deficit of $2,235,452 as of December 31, 2019. FF funded its operations and capital needs primarily through the proceeds received from capital contributions and the issuance of related and third-party notes payable. The vast majority of notes payable and equity has been funded by entities controlled by FF’s founder and former CEO and, to a lesser extent, Season Smart. As of the date of the report on FF’s consolidated financial statements for the year ended December 31, 2019, $32,771 of related party notes payable and notes payable was in default. Based on these factors, FF has concluded that there is substantial doubt about its ability to continue as a going concern for a period of 12 months from the date the consolidated financial statements, included elsewhere in this proxy statement/consent solicitation/prospectus, were available for issuance.

FF has devoted substantial effort and capital resources to strategic planning, engineering, design, and development of FF’s planned electric vehicle platform; design and development of specific initial electric vehicle models; and capital raising. The continuation of these activities will require additional capital. The achievement of FF’s operating plans and maintenance of an adequate level of liquidity are subject to various risks associated with the ability to continue to successfully close additional rounds of funding, as well as service and/or refinance existing debt arrangements. FF’s forecasts and projections of working capital reflect significant judgment and estimates for which there are inherent risks and uncertainties. FF’s plans include the continued development of its planned electric vehicle platform and bringing initial vehicle models to market. The plans will require FF to continue to raise significant amounts of capital through the issuance of additional debt and equity securities.

FF’s continuing short-term and long-term liquidity requirements are expected to be impacted by the following:

•        The timing and costs involved in bringing FF’s products to market;

•        The expansion of production capacity;

•        The costs of maintaining, expanding, and protecting FF’s intellectual property portfolio, including potential litigation costs and liabilities;

•        The costs related to becoming a public company;

•        FF’s plans to apply for loan forgiveness related to the Paycheck Protection Program Promissory Note, obtained pursuant to the Paycheck Protection Program of the Coronavirus Aid Relief and Economic Security Act; please refer to Part II, Item 1A. Risk Factors for a full discussion on risks related to inability to obtain loan forgiveness;

•        The Business Combination;

•        The ability of FF to extend the maturity dates for FF’s existing notes payable and Vendor Trust to the extent not converted to equity in connection with the Business Combination; and

•        Issuance of additional notes payable.

There can be no assurance that FF will be successful in achieving its strategic plans, that FF’s future capital raises will be sufficient to support its ongoing operations, or that any additional financing will be available in a timely manner or on acceptable terms, if at all. If FF is unable to raise sufficient financing or events or circumstances occur such that FF does not meet its strategic plans, FF will reduce certain discretionary spending, alter or scale back vehicle development programs, be unable to develop new or enhanced production methods, or be unable to fund capital expenditures, which effects FF’s ability to achieve its business objectives. FF believes that existing cash along with recent financing activities, continued fundraising efforts and the planned Business Combination will be sufficient to support working capital and capital expenditure requirements for at least the next 12 months. Recent financing activities include the issuance of Secured Promissory Notes and Subordinated Secured Promissory Notes under the Note Purchase Agreement resulting in $46,333 of notes payable issued (net proceeds of $40,085); proceeds of $9,200 from the Paycheck Protection Program Promissory Note (“PPP Note”, as discussed above); extension of the maturity date of the Vendor Trust; the extension of notes payable maturity dates for existing notes; entering into Transaction Support Agreements with the holders of approximately $         of notes payable providing for the conversion of such debt into equity in connection with the Business Combination, and other debt fundraising. For additional discussion around substantial subsequent financing transactions, see “Subsequent Events” in Note 16 of the notes to FF’s consolidated financial statements included elsewhere in this proxy statement/consent solicitation/prospectus.

FF’s commitments during the next 12 months as of December 31, 2019 include its operating lease obligations of $1,831 and capital lease obligations of $21,152 as of December 31, 2019. For additional discussion on FF’s operating leases and other commitments, see the sections titled “Operating Leases” and “Commitments and Contingencies” in Note 11 and for additional discussion of FF’s ability to continue as a going concern, see the section titled “Liquidity and Capital Resources and Going Concern” in Note 2 of the notes to FF’s consolidated financial statements included elsewhere in this proxy statement/consent solicitation/prospectus. For a full discussion of the risk factors, refer to Part II, Item 1A. Risk Factors.

Significant Related Party Notes Payable and Notes Payable Facilities

As discussed above, one of FF’s major sources of funding is through the issuance of related party notes payable and notes payable. As of December 31, 2019, FF’s outstanding unpaid cash balance for related party notes payable and notes payable were $287,337 and $121,818, respectively with related party and third party accrued interest of $42,321 and $17,490, respectively. Below is a summary describing notes which are outstanding as of December 31, 2019. For additional discussion of FF’s outstanding related party and third-party lenders, see Note 8 and Note 9 of the notes to FF’s consolidated financial statements included elsewhere in this proxy statement/consent solicitation/prospectus. FF debt facilities with maturity dates prior to or concurrent with the Business Combination will be converted into equity in connection with the Business Combination or repaid post Business Combination. All other notes will be converted into equity in connection with the Business Combination or paid on the agreed upon maturity date. Subsequent to December 31, 2019, the majority of notes have an extended maturity date of June 30, 2021, see below table for further details.

Below is a summary of FF’s related party notes payable and notes payable facilities:

Name	% Interest	Maturity	Unpaid Balance Year Ended December 31, 2019	Fair Value Measurement Adjustment	0% Coupon Discount	Net Carrying Value Year Ended December 31, 2019
			(in thousands)	(in thousands)	(in thousands)	(in thousands)
Related party notes(1)	12.00%	December 31, 2020*	$215,940	$—	$—	$215,940
Related party note(2)	0%, 10% imputed	Due on demand*	24,399	—	(3,557)	20,842
Related party notes – NPA tranche(3)	10.00%	May 31, 2020*	18,112	3,410	—	21,522
Related party note(4)	15.00%	Due on demand	10,000	—	—	10,000
Related party notes – other – China(5)	18.00%	Due on demand	8,601	—	—	8,601
Related party notes – other – China(5)	0%, 10% imputed	Due on demand**	5,408	—	(607)	4,801
Related party notes – other – China(5)	0%, 10% imputed	Due on demand*	717	—	—	717
Related party notes – other(5)	6.99%	December 31, 2020*	4,160	—	—	4,160
			$287,337	$3,410	$(4,164)	$286,583

Third-party note(6)	12.00%	Repayment in 10% increments contingent on a specified fundraising event, see note for details	$53,185	$—	$—	$53,185
Third-party notes – NPA tranche(7)	10.00%	Various dates 2020*	27,118	5,104	—	32,222
Third-party notes(8)	12.00%	Due on demand*	19,100	—	—	19,100
Third-party notes – various other – China(9)	0.00%	Due on demand	4,300	—	—	4,300
Third-party notes – various other – China(9)	6.00%	January – December 2020*	3,155	—	—	3,155
Third-party notes – various other – China(9)	9.00%	Due on demand*	3,440	—	—	3,440
Third-party notes – various other notes(9)	1.52%	Due on demand*	4,400	—	—	4,400
Third-party notes – various other notes(9)	6.99%	June 2020*	2,700	—	—	2,700
Third-party notes – various other notes(9)	8.99%	July 1, 2020*	2,240	—	—	2,240
Third-party notes – various other notes(9)	2.86%	Due on demand*	1,500	—	—	1,500
Third-party notes – various other notes(9)	6.99%	Due on demand*	180	—	—	180
Third-party notes – various other notes(9)	8.99%	Repayment upon new equity or debt financing in an aggregate amount exceeding $50,000	500	—	—	500
			$121,818	$5,104	$—	$126,922

____________

*        Notes due on demand as of December 31, 2019 or currently past due, which have been extended to June 30, 2021 subsequent to year-end.

**      Notes due on demand have no stated maturity date.

Significant Related-Party Notes

(1)    During 2016, Faraday & Future (HK) Limited and Leview Mobile (HK) Ltd. provided FF with cash contributions for a total of $278,866. Faraday & Future (HK) Limited and Leview Mobile (HK) Ltd. are controlled by FF’s founder and former CEO. On March 30, 2018, the cash funding was restructured via an agreement in the form of notes payable bearing an annual interest rate of 12.00% and maturing on

December 31, 2020. The notes payable are unsecured and there are no covenants associated with these notes payable. Subsequent to December 31, 2019, the related party lenders and borrowers consolidated these notes payable into a newly created related party entity to refinance the notes payable, see Note 16 Subsequent Events as referred to in notes to FF’s consolidated financial statements included elsewhere in this proxy statement/consent solicitation/prospectus.

Faraday & Future (HK) Limited

Faraday & Future (HK) Limited provided an aggregate principal loan in the total sum of $212,007 to FF as part of an agreement on March 30, 2018. On June 27, 2019, FF entered into a debt cancellation agreement for a portion of the note payable with Faraday & Future (HK) effective January 1, 2019 and simultaneously the note payable was assumed by a third-party lender. The agreement cancelled $48,374 of principle and $5,805 of unpaid interest due to Faraday & Future (HK). There was no loss or gain on the extinguishment of debt due to the net carrying amount of the note payable extinguished being equivalent to the reacquisition price of the new note payable. See third-party note (6) for recognition and terms of the new note payable.

FF made no principal or interest payments during the year ended December 31, 2019. The outstanding principal and accrued interest as of December 31, 2019 was $149,081 and $19,657, respectively. FF recorded interest expense for the year ended December 31, 2019 of $17,889.

Leview Mobile (HK) Ltd

Leview Mobile (HK) Ltd. provided an aggregate principal loan in the total sum of $66,859 to FF as part of an agreement on March 30, 2018. FF made no principal or interest payments during the year ended December 31, 2019. The outstanding principal and accrued interest as of December 31, 2019 was $66,859 and $16,046, respectively. FF recorded interest expense for the year ended December 31, 2019 of $8,023.

(2)    Between December 2017 and July 2018, FF executed several notes payable agreements with Beijing Bairui Culture Media Co., Ltd. (“Bairui”) for total principal of $27,329. Bairui was previously controlled by FF’s founder and former CEO. Each note payable matures one year after its issuance and as of December 31, 2019, these notes payable were in default. The notes payable bear interest of 0% per annum. The notes payable are unsecured and there are no covenants associated with these notes payable. During the year ended December 31, 2019, Bairui forgave FF $2,487 of the outstanding notes payable.

Due to the notes payable having interest below market rates, FF imputed interest upon entering into the notes payable resulting in a notes payable discount and a capital contribution due to the related party nature of the arrangement. During the year ended December 31, 2019, FF recognized interest expense of $3,476 related to the accretion of the discount. As of December 31, 2019, the unamortized discount was $3,557.

FF made no principal payments during the year ended December 31, 2019. The outstanding principal as of December 31, 2019 was $24,399 and an unrealized foreign currency gain of $443 was recorded upon re-measurement. Subsequent to December 31, 2019, the related party lenders and borrowers consolidated these notes into a related party entity to refinance the notes, see Note 16 Subsequent Events as referred to in notes to FF’s consolidated financial statements included elsewhere in this proxy statement/consent solicitation/prospectus.

(3)    In November 2018, FF entered into a note payable with an employee for total principal of $1,650. The note payable had an original maturity of November 30, 2019 and bore interest at 8.99% per annum. This note was subsequently cancelled, and the outstanding principal and accrued interest of $1,650 was contributed to the Note Purchase Agreement (“NPA”) executed on April 29, 2019. No loss or gain was recognized on contribution as the net carrying amount of the debt equaled the reacquisition price.

On April 29, 2019, FF executed the NPA with U.S. Bank National Association, as the notes agent, and Birch Lake Fund Management, LP as the collateral agent. The aggregate principal amount that may be issued under the NPA is $200,000. All obligations due under the NPA are collateralized by a first lien, with second payment priority, on virtually all tangible and intangible assets of FF. The NPA contains non-financial covenants and as of December 31, 2019, FF was not in compliance with all covenants. See Note 9 Notes Payable — NPA tranche (2) as referred to in the notes to FF’s consolidated financial statements included elsewhere in this proxy statement/consent solicitation statement/prospectus for further discussion around third-party NPA notes. In July 2019, FF executed a joinder agreement to the NPA with a company owned by an employee for a convertible note payable with total principal of $16,462. The maturity, interest rate, collateral, and covenants are the same as the NPA. Upon both a Preferred Stock Offering and prepayment notice by the holder or the maturity date of the notes payable, the holder of the note payable may elect to convert all of the outstanding principal and accrued interest of the note payable plus a 20% premium into shares of preferred stock issued in the Preferred Stock Offering. FF elected the fair value option for this note payable. The fair value of the note payable was $19,561 as of December 31, 2019.

FF made no principal or interest payments during the year ended December 31, 2019. The outstanding principal and accrued interest as of December 31, 2019 was $16,642 and $828, respectively. FF recorded interest expense for the year ended December 31, 2019 of $828.

In May 2019, FF executed a joinder agreement to the NPA with an employee for a convertible note payable with total principal of $1,650. The note payable matures on May 31, 2020 and the interest rate, collateral, and covenants are the same as the NPA. Upon both a Preferred Stock Offering and prepayment notice by the holder or the maturity date of the notes payable, the holder of the note payable may elect to convert all of the outstanding principal and accrued interest of the note payable plus a 20.00% premium into shares of preferred stock issued in the Preferred Stock Offering. The fair value of the note payable was $1,961 as of December 31, 2019.

FF made no principal or interest payments during the year ended December 31, 2019. The outstanding principal and accrued interest as of December 31, 2019 was $1,650 and $30, respectively. FF recorded interest expense for the year ended December 31, 2019 of $30.

Subsequent to December 31, 2019, the NPA note maturity date was extended to June 30, 2021.

(4)    On January 28, 2019 and February 1, 2019, FF borrowed $7,000 and $3,000 from Evergrande Health Industry Group Limited (“China Evergrande”) as part of the Restructuring Agreement, as referred to in notes to FF’s consolidated financial statements included elsewhere in this proxy statement/consent solicitation/prospectus. The notes payable are unsecured and there are no covenants associated with these notes payable. The notes payable matured on the earlier of June 30, 2019 or $100,000 equity financing and were in default as of December 31, 2019 and remains in default as of the date of this proxy statement/consent solicitation/prospectus. The notes payable bear interest at an annual rate of 10% if repaid by June 30, 2019 and increases to 15% per annum thereafter. FF made no principal or interest payments during the year ended December 31, 2019. The outstanding principal and accrued interest as of December 31, 2019 was $10,000 and $1,228, respectively. FF recorded interest expense for the year ended December 31, 2019 of $1,228.

(5)    As of December 31, 2019, $18,886 of notes were outstanding to various related party lenders, of which $14,726 were issued through operations in China. Interest rates were between 0-18% per annum and $4,563 interest was accrued as of December 31, 2019. The 0% coupon related party notes impute an interest rate of 10% which has no effect on cash, see above debt table for details. As of December 31, 2019, all of the notes had a maturity date of one year or less. Subsequent to December 31, 2019, $717 of these notes were extended to June 30, 2021.

Significant Third-Party Notes

(6)    In January 2019 upon extinguishment of a portion of the Faraday and Future (HK) Limited debt, FF borrowed $54,179 through a note payable from a Chinese lender. The note payable matures on December 31, 2020 or in 10% increments of both principal and corresponding interest within 30 days of each $100 million equity or debt financing, bears interest of 12% per annum, has no covenants, and is unsecured. FF made no principal or interest payments during the year ended December 31, 2019. The outstanding principal and accrued interest as of December 31, 2019 was $53,185 and $6,382, respectively, and unrealized foreign currency gain of $994 as of December 31, 2019. FF recorded interest expense for the year ended December 31, 2019 of $6,382. Subsequent to December 31, 2019, this note payable was consolidated with other notes payable into a related party entity to refinance the notes. See Note 16 Subsequent Events as referred to in notes to FF’s consolidated financial statements included elsewhere in this proxy statement/consent solicitation/prospectus.

(7)    Between November and December 2018, FF borrowed $11,100 through notes payable from a U.S. based investment firm. The notes originally matured on December 31, 2019 or on the date that FF received any new equity or debt financing in an amount exceeding $6,000 and bore interest of 8.99% per annum. FF made repayments of $3,000 during the year ended December 31, 2019. In April 2019, these notes payable were cancelled, and the outstanding principal and accrued interest of $8,100 and $481, respectively, was contributed to the NPA executed on April 29, 2019. No loss or gain was recognized on contribution as the net carrying amount of the debt equaled the reacquisition price.

In April 2019, FF executed a joinder agreement to the NPA with a U.S. based investment firm for a convertible note payable with total principal of $8,581. The convertible note payable matures on May 31, 2020. The interest rate, collateral, and covenants are the same as the NPA. Upon both a Preferred Stock Offering and prepayment notice by the holder or the maturity date of the notes payable, the holder of the note payable may elect to convert all of the outstanding principal and accrued interest of the note payable plus a 20% premium into shares of preferred stock issued in the Preferred Stock Offering.

FF elected the fair value option for this note payable. The fair value of the note payable was $10,198 as of December 31, 2019.

FF made no principal or interest payments during the year ended December 31, 2019. The outstanding principal and accrued interest as of December 31, 2019 was $8,581 and $557, respectively. FF recorded interest expense for the year ended December 31, 2019 of $557.

Subsequent to December 31, 2019, the NPA note maturity date for all notes was extended to June 30, 2021.

The below notes in this section each contain a conversion feature. Upon both a Preferred Stock Offering and prepayment notice by the holder or the maturity date of the notes payable, the holder of the note payable may elect to convert all of the outstanding principal and accrued interest of the note payable plus a 20% premium into shares of preferred stock issued in the Preferred Stock Offering. The note payable is collateralized by virtually all tangible and intangible assets of FF. The NPA contains non-financial covenants and as of December 31, 2019, FF was not in compliance with all covenants.

Between June and August 2019, FF borrowed $17,637 through notes payable under the NPA. The notes mature on May 31, 2020 and bear interest of 10% per annum.

FF elected the fair value option for these notes payable. The fair value of the notes payable were $20,956 as of December 31, 2019.

FF made no principal or interest payments during the year ended December 31, 2019. The outstanding principal and accrued interest as of December 31, 2019 was $17,637 and $879, respectively. FF recorded interest expense for the year ended December 31, 2019 of $879.

In May 2019, FF borrowed $900 through a note payable from a U.S. based investment firm under the NPA. The note payable matures on March 6, 2020 and bore interest of 10% per annum.

The fair value of the note payable was $1,069 as of December 31, 2019.

FF made no principal or interest payments during the year ended December 31, 2019. The outstanding principal and accrued interest as of December 31, 2019 was $900 and $42, respectively. FF recorded interest expense for the year ended December 31, 2019 of $42.

Subsequent to December 31, 2019, the NPA note maturity date for all notes was extended to June 30, 2021.

(8)    FF issued the following notes with an interest rate of 12% per annum.

In December 2016, FF borrowed $10,000 through notes payable issued by a U.S. based investment firm. The notes mature on December 31, 2019, have no covenants and are unsecured. As of December 31, 2019, this note payable was in default. FF converted $600 of accrued interest into the principal balance of the notes payable and made $600 of interest payments during the year ended December 31, 2019. The outstanding principal and accrued interest as of December 31, 2019 was $10,600 and $72, respectively. FF recorded interest expense for the year ended December 31, 2019 of $1,272. Subsequent to December 31, 2019, the maturity date of this note payable was extended to June 30, 2021.

In December 2016, FF borrowed $1,500 through a note payable from a U.S. based investment firm. The notes mature on December 31, 2019, has no covenants and is unsecured. As of December 31, 2019, this note payable was in default. FF made no principal or interest payments during the year ended December 31, 2019. The outstanding principal and accrued interest as of December 31, 2019 was $1,500 and $204, respectively. FF recorded interest expense for the year ended December 31, 2019 of $204. Subsequent to December 31, 2019, the maturity date of this note payable was extended to June 30, 2021.

In June 2016, FF borrowed $20,000 through a note payable from a U.S. based investment firm. The notes mature on October 15, 2019, has no covenants and is unsecured. FF made principal payments of $13,000 in 2018. As of December 31, 2019, this note payable was in default. FF made no principal or interest payments during the year ended December 31, 2019. The outstanding principal and accrued interest as of December 31, 2019 was $7,000 and $2,220, respectively. FF recorded interest expense for the year ended December 31, 2019 of $840. Subsequent to December 31, 2019, the maturity date of this note payable was extended to June 30, 2021.

(9)    As of December 31, 2019, $22,415 of notes were outstanding to various third-party lenders, of which $10,895 were issued through operations in China. Interest rates were between 0-9% per annum, and $2,221 interest was accrued as of year-end. $17,475 of the notes have a maturity date of one year or less and $4,940 mature between one to three years from December 31, 2019.

Subsequent to December 31, 2019, several of the notes were extended to June 30, 2021.

Cash Flow Analysis

The following table summarizes FF’s cash flows for the period indicated:

	Year ended December 31, 2020	Year ended December 31, 2019
	(in thousands)	(in thousands)
Net cash used in operating activities	$	$(184,981)
Net cash provided by investing activities		24,227
Net cash provided by financing activities		160,482
Effect of exchange rate changes on cash and restricted cash		(3,906)

Cash Used in Operating Activities

FF continues to experience negative cash flows from operations as FF designs and develops its vehicle and builds its infrastructure both in the United States and China. FF’s cash flows from operating activities are significantly affected by FF’s cash investments to support the growth of FF’s business in areas such as research and development associated with FF’s electric vehicles, corporate planning and general and administrative functions. FF’s operating cash flows are also affected by its working capital needs to support growth and fluctuations in personnel related expenditures, accounts payable, accrued interest and other current liabilities, deposits and other current assets.

Net cash used in operating activities was approximately $184,981 for the year ended December 31, 2019. The most significant change was related to the restructuring of certain vendor payables into the vendor trust, which resulted in a cash outflow of $105,163. Additionally, $81,492 was used during the year for wages, compensation related expenses and professional services. Other movement was related to changes in working capital.

Cash Provided by Investing Activities

FF experienced positive cash flows from investing activities from sales of investments in property and equipment, offset by vendor deposits for equipment during the year ended December 31, 2019.

Net cash provided by investing activities was approximately $24,227 for the year ended December 31, 2019. The primary components in cash flows from investing were $16,900 proceeds from the sale of FF’s property owned in Las Vegas, Nevada, and $15,902 proceeds from the cancellation of the land use rights by the government of Zhejiang in China. Cash used for investing activities include $4,935 in payments for vendor deposits used for equipment purchases as well as the issuance of notes receivable in the amount of $4,260 offset by repayments of these notes in the amount of $620.

Cash Provided by Financing Activities

FF have financed its operations primarily with proceeds from issuances of notes payable and related-party notes payable during the year ended December 31, 2019.

Cash provided by financing activities was approximately $160,482 for the year ended December 31, 2019. A substantial component of cash provided during the year was cash proceeds of $55,272 from issuance of notes payable and cash proceeds of $30,622 from related-party issuance of notes payable. Cash of $1,445 was also received from capital contributions and the exercise of stock options. Cash proceeds of $5,000 was received from a conditional obligation with The9. Cash proceeds of $29,000 was received from a failed sale-leaseback with $1,435 in payments of capital lease obligations. FF also restructured certain vendor payables into a secured trust which is reflected as an inflow from financing activities in the amount of $105,163 (with a corresponding outflow from operating activities). Cash outflows during the year were $58,623 related to repayments of notes payable, $1,500 related to repayments of related party notes and $4,462 related to payments of notes payable issuance costs.

Effect of Exchange Rate Changes on Cash and Restricted Cash

FF experienced positive cash flows from the effect of exchange rates, primarily resulting from subsidiaries where the functional currency is the Chinese yuan, during the year ended December 31, 2019. The effects of exchange rate changes on cash and restricted cash are from fluctuations on the translation of assets and liabilities. Changes in the various exchange rates against the U.S. dollar may positively or negatively affect FF’s operating results. The effect of exchange rate change was an unfavorable $3,906 for the year ended December 31, 2019.

Contractual Obligations and Commitments

The following table sets forth, as of December 31, 2020, certain significant cash obligations that will affect FF’s future liquidity:

Payments Due by Period
	Total	Less than 1 year	1 to 3 years	3 to 5 years	After 5 years
(in thousands)
Operating lease obligations	$	$	$	$	$
Capital lease obligations(1)
Vendor’s trust(2)
Vendor’s trust interest(5)
Related-party note payable(3)
Related-party accrued interest(5)
Note payable(4)
Note payable accrued interest(5)
Total contractual obligations	$	$	$	$	$

____________

(1)      Capital lease obligations include property leases, such as its main production facility in Hanford, California, its headquarters in Gardena California.

(2)      The Faraday Vendor Trust (“Vendor Trust”) was launched April 29, 2019. The Vendor Trust provided FF’s suppliers with the opportunity to exchange unsecured trade receivables held by such suppliers for secured trust interests. All obligations due under the Vendor Trust are collateralized by a first lien, with third payment priority, on substantially all of the tangible and intangible assets of the borrowers and guarantors. The trust is settled in cash or shares at the option of the holder.

(3)      Related party note payable includes multiple term notes to related party lenders. Interest rates range from 0%-12%.

(4)      Note payable includes multiple term notes to third-party lenders. Interest rates range from 0%-12%.

(5)      Accrued interest related to the actual amount accrued as of December 31, 2020 related to the related party interest and notes payable.

The commitment amounts in the table above are associated with contracts that are enforceable and legally binding and that specify all significant terms, including fixed or minimum services to be used, fixed, minimum or variable price provisions, and the approximate timing of the actions under the contracts. The table does not include obligations under agreements that FF can cancel without a significant penalty.

Off-Balance Sheet Arrangements

FF does not have relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Critical Accounting Policies and Estimates

The preparation of FF’s consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent liabilities, and the reported amounts of expenses during the reporting period. Management has based its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values that are not readily apparent from other sources.

Actual results may differ from these estimates under different assumptions or conditions. Changes in the accounting estimates are reasonably likely to occur from period to period. Accordingly, actual results could differ significantly from the estimates made by FF’s management. Estimates and assumptions are evaluated on an ongoing basis including those related to the: (i) realization of tax assets and estimates of tax liabilities; (ii) valuation of equity securities; (iii) recognition and disclosure of contingent liabilities, including litigation reserves; (iv) fair value of debt; and (v) estimated useful lives of long-lived assets. To the extent that there are material differences between these estimates and actual results, future financial statement presentation, financial condition, results of operations and cash flows will be affected. Given the global economic climate and unpredictable nature and unknown duration of the COVID-19 pandemic, estimates are subject to additional volatility. Actual results may differ materially from those estimates.

For a description of FF’s significant accounting policies, see Note 3 “Summary of Significant Accounting Policies,” of the notes to FF’s consolidated financial statements included elsewhere in this proxy statement/consent solicitation statement/prospectus. An accounting policy is considered to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time the estimate is made, and if different estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the consolidated financial statements. Management believes the following critical accounting policies reflect the more significant estimates and assumptions used in the preparation of FF’s consolidated financial statements.

Stock-Based Compensation and Fair Value of Ordinary Shares

Stock-Based Compensation

FF accounts for all stock-based compensation awards granted to employees and non-employees as stock-based compensation expense at fair value. FF’s stock-based payments consist of stock options subject to vesting. FF estimates the fair value of stock options using the Black-Scholes option-pricing model. Determining the fair value of stock-based compensation awards under this model requires highly subjective assumptions, including the fair value of the underlying ordinary share, risk-free interest rate, the expected term of the award, the expected volatility of the price of FF’s ordinary share, and the expected dividend yield of FF’s ordinary share. These estimates involve inherent uncertainties and the application of management’s judgment. If FF had made different assumptions, FF’s stock-based compensation expense and its net loss could have been materially different.

The assumptions and estimates are as follows:

•        Fair Value of Ordinary Shares.    See — Fair Value of Ordinary Shares below.

•        Risk-Free Interest Rate.    The risk-free interest rate assumption is based upon observed interest rates on United States government securities appropriate for the expected term of the stock option.

•        Expected Term.    Given FF does not have sufficient exercise history to develop reasonable expectations about future exercise patterns and post-vesting employment termination behavior, FF determines the expected term using the simplified method, which is calculated as the midpoint of the stock option vesting term and the expiration date of the stock option for employees and the contractual term of the stock option award agreement for non-employees.

•        Expected Volatility.    FF determines the expected volatility based on the historical average volatilities of publicly traded industry peers. FF intends to continue to consistently apply this methodology using the same or similar public companies until a sufficient amount of historical information regarding the volatility of FF’s own ordinary shares price becomes available, unless circumstances change such that the identified companies are no longer similar to FF, in which case more suitable companies whose stock prices are publicly available would be utilized in the calculation.

•        Expected Dividend Yield.    FF has not paid and does not anticipate applying any cash dividends in the foreseeable future and, therefore, FF uses an expected dividend yield of zero.

For the information relating to FF’s stock options granted in the year ended December 31, 2019, see Note 13 of the notes to FF’s consolidated financial statements included elsewhere in this proxy statement/consent solicitation statement/prospectus.

In addition to the assumptions used in the Black-Scholes option-pricing model, FF also estimates a forfeiture rate to calculate its stock-based compensation expense for FF’s stock-based awards. The forfeiture rate is based on an analysis of actual forfeitures. FF will continue to evaluate the appropriateness of the forfeiture rate based on actual forfeiture experience, analysis of employee turnover, and other factors. Changes in the estimated forfeiture rate can have a significant impact on FF’s stock-based compensation expense as the cumulative effect of adjusting the rate is recognized in the period the estimated forfeiture rate is changed. If a revised forfeiture rate is higher than the previously estimated forfeiture rate, an adjustment is made that will result in a decrease to stock-based compensation expense recognized in FF’s consolidated financial statements. If a revised forfeiture rate is lower than the previously estimated forfeiture rate, an adjustment will be made that will result in an increase to FF’s stock-based compensation expense recognized in FF’s consolidated financial statements.

Fair Value of Ordinary Shares

FF is required to estimate the fair value of the ordinary shares underlying FF’s stock-based awards. The fair value of the ordinary shares underlying FF’s stock-based awards has been determined in each case by FF’s board of directors, with input from management and contemporaneous third-party valuations. FF believes that its board of directors has the relevant experience and expertise to determine the fair value of FF’s ordinary shares. FF’s board of directors intends all stock options granted to be exercisable at a price per share not less than the fair value per share of the ordinary share underlying those stock options on the date of grant.

In the absence of a public market for FF’s ordinary shares, the valuation of FF’s ordinary shares has been determined in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Guide, Valuation of Privately Held Company Equity Securities Issued as Compensation.

FF considered various objective and subjective factors to determine the fair value of FF ‘s ordinary shares as of each grant date, including:

•        Contemporaneous valuations performed by unrelated third-party specialists;

•        The progress of FF’s research and development;

•        FF’s stage of development and commercialization and FF’s business strategy;

•        Industry information, such as external market conditions affecting the electric car industry and trends within the electric car industry;

•        Lack of marketability of FF’s ordinary shares;

•        Likelihood of achieving a liquidity event, such as an initial public offering, or strategic sale given prevailing market conditions and the nature and history of FF’s business;

•        Prices, privileges, powers, preferences and rights of convertible preferred stock relative to those of FF’s ordinary shares;

•        Illiquidity of stock-based awards involving securities in a private company; and

•        Macroeconomic conditions.

The assumptions underlying these valuations represented management’s best estimate, which involved inherent uncertainties and the application of management’s judgment. As a result, if FF had used different assumptions or estimates, the fair value of FF’s ordinary shares and FF’s stock-based compensation expense could have been materially different.

Fair Value Measurements

FF applies ASC 820, Fair Value Measurement, which sets out a framework for measuring fair value and expands on required disclosures about fair value measure. ASC 820 applies to financial assets and liabilities as well as other assets and liabilities carried at fair value on a recurring and nonrecurring basis. Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, the standard establishes a three-tier value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1

Valuations for assets and liabilities traded in active exchange markets, or interest in open-end mutual funds that allow a company to sell its ownership interest back at net asset value on a daily basis. Valuations are obtained from readily available pricing sources for market transactions involving identical assets, liabilities or funds.

Level 2

Valuations for assets and liabilities traded in less active dealer, or broker markets, such as quoted prices for similar assets or liabilities or quoted prices in markets that are not active. Level 2 instruments typically include U.S. government and agency debt securities, and corporate obligations. Valuations are usually obtained through market data of the investment itself as well as market transactions involving comparable assets, liabilities or funds.

Level 3

Valuations for assets and liabilities that are derived from other valuation methodologies, such as option pricing models, discounted cash flow models and similar techniques, and not based on market exchange, dealer, or broker-traded transactions. Level 3 valuations incorporate certain assumptions and projections in determining the fair value assigned to such assets or liabilities.

ASC 825-10 “Financial Instruments”, allows entities to voluntarily choose to measure certain financial assets and liabilities at fair value (fair value option). The fair value option may be elected on an instrument-by-instrument basis and is irrevocable, unless a new election date occurs. If the fair value option is elected for an instrument, unrealized gains and losses for that instrument should be reported in earnings at each subsequent reporting date. FF has elected to apply the fair value option for certain related party notes payable and notes payables. For further discussion see Note 4 in the notes to FF’s consolidated financial statements elsewhere in this proxy statement/consent solicitation/prospectus.

Income Taxes

FF recognizes deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in the consolidated statements of operations and comprehensive loss in the period that includes the enactment date. A valuation allowance is recorded when it is more likely than not that some of the deferred tax assets will not be realized. In evaluating the need for a valuation allowance, management considers the weighting of all available positive and negative evidence, which includes, among other things, the nature, frequency and severity of current and cumulative taxable income or losses, future projections of profitability, and the duration of statutory carryforward periods.

FF recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in FF’s consolidated financial statements from such positions are then measured based on the largest benefit that has a greater than 50% likelihood of being realized. FF recognizes interest and penalties accrued with respect to uncertain tax positions, if any, in its provision for income taxes in the consolidated statements of operations and comprehensive loss.

Recent Accounting Pronouncements

See Note 3 in the section titled “Recently adopted accounting pronouncements” and “Recently issued accounting pronouncements not yet adopted” as referred to in FF’s consolidated financial statements included elsewhere in this proxy statement/consent solicitation/prospectus for a discussion about accounting pronouncements recently adopted and recently issued not yet adopted.

Quantitative and Qualitative Disclosures about Market Risk

FF is exposed to market risks in the ordinary course of its business. Market risk represents the risk of loss that may impact FF’s financial position due to adverse changes in financial market prices and rates. FF’s market risk exposure is primarily the result of fluctuations in interest rates and foreign currency exchange rates.

Interest Rate Risk

As of December 31, 2019, FF did not have any related party notes payable or notes payable outstanding in which fluctuations in the interest rates would affect FF. FF’s related party notes payable or notes payable are fixed rate instruments and are not subject to fluctuations in interest rates.

As of December 31, 2019, FF had cash and restricted cash of $3,354. FF did not enter into investments for trading for speculative purposes. FF has not been exposed, nor anticipate being exposed to material risk due to changes in interest rates.

Foreign Currency Exchange Risk

FF’s reporting currency is the U.S. dollar, and the functional currency of each of FF’s subsidiaries is either its local currency or the U.S. dollar, depending on the circumstances. The assets and liabilities of each of FF’s subsidiaries are translated into U.S. dollars at exchange rates in effect at each balance sheet date and operations accounts are translated using the average exchange rate for the relevant period. Decreases in the relative value of the U.S. dollar to other currencies may negatively affect operating results as expressed in U.S. dollars. Foreign currency translation adjustments are accounted for as a component of accumulated other comprehensive income (loss) within stockholders’ deficit. Gains or losses due to transactions in foreign currencies were not material and are reflected in general and administrative in the consolidated statement of operations and comprehensive loss. FF has not engaged in the hedging of foreign currency transactions to date, although FF may choose to do so in the future. FF does not believe that an immediate 10% increase or decrease in the relative value of the U.S. dollar to other currencies would have a material effect on operating results.

Credit Risk

Financial instruments that potentially subject FF to credit risk consist of cash, notes receivable and deposits. FF maintains its cash with major financial institutions. At times, cash account balances with any one financial institution may exceed Federal Deposit Insurance Corporation (“FDIC”) insurance limits ($250,000 per depositor per institution) and China Deposit Insurance Regulations limits (RMB 500,000 per depositor per institution). FF believes the financial institutions that hold FF’s cash are financially sound and, accordingly, minimal credit risk exists with respect to cash. The notes receivable balance relates to a third party note which is subject to credit risk. However, credit risk on the note is minimized by the borrower also being lender to FF and the amount due to the lender from FF is greater than the note receivable balance. FF pays vendor deposits for tooling and equipment which are subject to credit risk. Historically, FF has written off any deposits which are determined to be unrecoverable and continues to monitor credit risk related to those deposits.

Internal Control Over Financial Reporting

In connection with the audit of FF’s financial statements for the year ended December 31, 2019, FF management identified material weaknesses in FF’s internal controls. See the section titled “Risk Factors — FF identified material weaknesses in its internal control over financial reporting. If FF is unable to remediate these material weaknesses, or if it identifies additional material weaknesses in the future or otherwise fails to maintain an effective system of internal controls, it may not be able to accurately or timely report its financial condition or results of operations, which may adversely affect FF’s business and share price.”

Segment Information

FF has determined that FF operates as one reportable segment, which is the design, development, manufacturing, engineering and sale and distribution of electric vehicles and related products in the global market.

Emerging Growth Company Status

PSAC is an “emerging growth company” as defined in Section 2(a) of the Securities Act of 1933, as amended, and has elected to take advantage of the benefits of the extended transition period for new or revised financial accounting standards. Following the consummation of the Business Combination, New FF expects to remain an emerging growth company at least through the end of the 2020 fiscal year and New FF expects to continue to take advantage of the benefits of the extended transition period, although it may decide to early adopt such new or revised accounting standards to the extent permitted by such standards. New FF expects to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and non-public companies until the earlier of the date New FF (i) is no longer an emerging growth company or (ii) affirmatively and irrevocably opts out of the extended transition period provided in the JOBS Act. This may make it difficult or impossible to compare New FF’s financial results with the financial results of another public company that is either not an emerging growth company or is an emerging growth company that has chosen not to take advantage of the extended transition period exemptions because of the potential differences in accounting standards used. See Note 3 to FF’s audited consolidated financial statements included elsewhere in this proxy statement/consent solicitation statement/prospectus for the recent accounting pronouncements adopted and the recent accounting pronouncements not yet adopted.

In addition, New FF intends to rely on the other exemptions and reduced reporting requirements provided by the JOBS Act. Subject to certain conditions set forth in the JOBS Act, if, as an emerging growth company, New FF intends to rely on such exemptions, New FF is not required to, among other things: (a) provide an auditor’s attestation report on New FF’s system of internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act; (b) provide all of the compensation disclosure that may be required of non-emerging growth public companies under the Dodd-Frank Wall Street Reform and Consumer Protection Act; (c) comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis); and (d) disclose certain executive compensation-related items such as the correlation between executive compensation and performance and comparisons of the Chief Executive Officer’s compensation to median employee compensation.

New FF will remain an emerging growth company under the JOBS Act until the earliest of (a) the last day of New FF’s first fiscal year following the fifth anniversary of PSAC’s IPO, (b) the last date of New FF’s fiscal year in which New FF has total annual gross revenue of at least $1.07 billion, (c) the date on which New FF is deemed to be a “large accelerated filer” under the rules of the SEC with at least $700.0 million of outstanding securities held by non-affiliates or (d) the date on which New FF has issued more than $1.0 billion in non-convertible debt securities during the previous three years.

BENEFICIAL OWNERSHIP OF SECURITIES

Security Ownership of Certain Beneficial Owners and Management of PSAC

The following table sets forth information regarding the beneficial ownership of PSAC common stock as of (i)        , 2021 (prior to the Business Combination and the Private Placement) and (ii) immediately following the consummation of the Business Combination by:

•        each person known by PSAC to be the beneficial owner of more than 5% of PSAC’s outstanding shares of common stock either on the PSAC record date or after the consummation of the Business Combination;

•        each of PSAC’s current executive officers and directors;

•        all of PSAC’s current executive officers and directors as a group;

•        each person who will become an executive officer or a director of PSAC upon the consummation of the Business Combination; and

•        all of PSAC’s executive officers and directors as a group immediately following the consummation of the Business Combination.

At any time prior to the Special Meeting, during any period when they are not then aware of any material nonpublic information regarding PSAC or its securities, the Sponsor, PSAC’s officers and directors, FF and FF shareholders and/or their respective affiliates may purchase shares from institutional and other investors who vote, or indicate an intention to vote, against the business combination proposal, or execute agreements to purchase such shares from them in the future, or they may enter into transactions with such persons and others to provide them with incentives to acquire common stock or vote their shares in favor of the business combination proposal. The purpose of such share purchases and other transactions would be to increase the likelihood of satisfaction of the requirements that the holders of a majority of the Public Shares entitled to vote at the Special Meeting to approve the business combination proposal vote in favor of each business combination proposal and that PSAC will have in excess of $5,000,001 of net tangible assets upon the closing of the Business Combination after taking into account Public Stockholders that properly demanded redemption of their Public Shares into cash, when it appears that such requirements would otherwise not be met. While the exact nature of any such incentives has not been determined as of the date of this proxy statement/consent solicitation statement/prospectus, they might include, without limitation, arrangements to protect such investors or holders against potential loss in value of their shares, including the granting of put options and the transfer to such investors or holders of shares of warrants owned by the Sponsor for nominal value.

Entering into any such arrangements may have a depressive effect on PSAC common stock. For example, as a result of these arrangements, an investor or holder may have the ability to effectively purchase shares at a price lower than market value and may therefore be more likely to sell the shares it owns, either prior to or immediately after the Special Meeting.

As of the date of this proxy statement/consent solicitation statement/prospectus, no agreements dealing with the above have been entered into. PSAC will file a Current Report on Form 8-K to disclose any arrangements entered into or significant purchases made by any of the aforementioned persons that would affect the vote on the business combination proposal and charter amendment proposals or the redemption threshold. Any such report will include descriptions of any arrangements entered into or significant purchases by any of the aforementioned persons.

	Before the Business Combination(2)		After the Business Combination(3)
	Amount and Nature of Beneficial Ownership	Approximate Percentage of Outstanding Shares	Amount and Nature of Beneficial Ownership	Approximate percentage of Outstanding Shares
Name and Address of Beneficial Owner

Directors and Executive Officers Pre-Business Combination(1)
Jordan Vogel(4)	6,227,812	21.1%	6,227,812%
Aaron Feldman(4)	6,227,812	21.1%	6,227,812%
Avi Savar	—	—	—
Eduardo Abush	—	—	—
David Amsterdam	—	—	—
All executive officers and directors as a group (five individuals)	6,227,812	21.1%	6,227,812%

Directors and Executive Officers Post-Business Combination(5)
Dr. Carsten Breitfeld
Zvi Glasman
Benedikt Hartmann
Yueting Jia (YT Jia)
Chui Tin Mok
Robert A. Kruse Jr.
Hong Rao
Jiawei Wang
Jordan Vogel(4)	6,227,812	21.1%	6,227,812%
Brian Krolicki
Christine Harada
Qing Ye
Lee Liu

All executive officers and directors as a group (15 individuals)

Five Percent Holders Pre-Business Combination
Property Solutions Acquisition Sponsor, LLC (4)	6,227,812	21.1%	6,227,812%
Karpus Investment Management(6)	3,536,598	12.0%	3,536,598%

Five Percent Holders Post-Business Combination
Season Smart Limited(7)
FF Top Holding Ltd.(8)
Founding Future Creditors Trust(9)

____________

*        Less than 1%.

(1)      Unless otherwise indicated, the business address of each of the individuals is 654 Madison Ave, Suite 1000, New York, NY 10065.

(2)      The pre-Business Combination percentage of beneficial ownership of PSAC in the table below is calculated based on 29,516,511 shares of common stock outstanding as of the record date. The amount of beneficial ownership does not reflect the common stock issuable upon exercise of PSAC’s warrants as such warrants may not be exercisable within 60 days. Unless otherwise indicated, PSAC believes that all persons named in the table have sole voting and investment power with respect to all shares of common stock beneficially owned by them prior to the Business Combination.

(3)      The post-Business Combination “Amount and Nature of Beneficial Ownership” and “Approximate Percentage of Outstanding Shares” is calculated based on [342,665,797] shares of PSAC common stock expected to be outstanding immediately following consummation of the Business Combination. Such expected number of shares of PSAC common stock outstanding amount (i) assumes that no Public Stockholders properly elect to redeem their shares for cash,

(ii) includes the shares issued in the Private Placement and (iii) includes the shares of PSAC common stock that will be issuable upon exercise of FF options and FF warrants following consummation of the Business Combination. The amount of beneficial ownership for each individual or entity post-Business Combination does not include shares of common stock issuable upon exercise of (i) the warrants included in the units offered in the initial public offering, (ii) the Private Warrants, (iii) the shares of New FF common stock that will be issuable upon exercise of FF options and FF warrants following consummation of the Business Combination or (iv) the Earnout Shares. Unless otherwise indicated, PSAC believes that all persons named in the table have sole voting and investment power with respect to all PSAC common stock shown to be beneficially owned by them after giving effect to the Business Combination.

(4)      These shares consist of Private Shares held by Property Solutions Acquisition Sponsor, LLC, of which Jordan Vogel and Aaron Feldman are managing members. Accordingly, all securities held by Property Solutions Acquisition Sponsor, LLC may ultimately be deemed to be beneficially held by Messrs. Vogel and Feldman. Each such person disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest they may have therein, directly or indirectly.

(5)      Unless otherwise indicated, the business address of each of the individuals is 18455 S. Figueroa Street, Gardena, California 90248.

(6)      According to a Schedule 13G/A filed with the SEC on November 10, 2020. The business address of this stockholder is 183 Sully’s Trail, Pittsford, New York 14534.

(7)      [To come]

(8)      [To come]

(9)      [To come]

The Sponsor and PSAC’s officers and directors beneficially own an aggregate of 21% of PSAC’s issued and outstanding common stock as of the PSAC record date. Because of this ownership block, such individuals may be able to effectively exercise control over all matters requiring approval by PSAC stockholders, including the election of directors and approval of significant corporate transactions other than approval of its initial business combination.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

Related Person Policy

PSAC’s Code of Ethics requires PSAC to avoid, wherever possible, all related party transactions that could result in actual or potential conflicts of interests, except under guidelines approved by the board of directors (or the audit committee). Related-party transactions are defined as transactions in which (1) the aggregate amount involved will or may be expected to exceed $120,000 in any calendar year, (2) PSAC or any of its subsidiaries is a participant, and (3) any (a) executive officer, director or nominee for election as a director, (b) greater than 5% beneficial owner of PSAC’s shares of common stock, or (c) immediate family member, of the persons referred to in clauses (a) and (b), has or will have a direct or indirect material interest (other than solely as a result of being a director or a less than 10% beneficial owner of another entity). A conflict of interest situation can arise when a person takes actions or has interests that may make it difficult to perform his or her work objectively and effectively. Conflicts of interest may also arise if a person, or a member of his or her family, receives improper personal benefits as a result of his or her position.

PSAC’s audit committee, pursuant to its written charter, is responsible for reviewing and approving related-party transactions to the extent PSAC enters into such transactions. The audit committee will consider all relevant factors when determining whether to approve a related party transaction, including whether the related party transaction is on terms no less favorable than terms generally available to an unaffiliated third-party under the same or similar circumstances and the extent of the related party’s interest in the transaction. No director may participate in the approval of any transaction in which he is a related party, but that director is required to provide the audit committee with all material information concerning the transaction. Additionally, PSAC requires each of its directors and executive officers to complete an annual directors’ and officers’ questionnaire that elicits information about related party transactions.

These procedures are intended to determine whether any such related party transaction impairs the independence of a director or presents a conflict of interest on the part of a director, employee or officer.

PSAC Related Person Transactions

Founder Shares

On February 11, 2020, the Sponsor purchased an aggregate of 5,750,000 shares of the PSAC’s common stock for an aggregate price of $25,000 (the “Founder Shares”). The Founder Shares included an aggregate of up to 750,000 shares subject to forfeiture by the Sponsor to the extent that the underwriters’ over-allotment was not exercised in full or in part, so that the Sponsor would collectively own 20% of PSAC’s issued and outstanding shares after the initial public offering (assuming the Sponsor did not purchase any Public Shares in the initial public offering and excluding the Private Shares). As a result of the underwriters’ election to partially exercise their over-allotment option on July 31, 2020 and the expiration of the remaining over-allotment option, 5,608 Founder Shares were forfeited and 744,392 Founder Shares are no longer subject to forfeiture, resulting in there being 5,744,392 Founder Shares issued and outstanding.

The Sponsor has agreed, subject to certain limited exceptions, not to transfer, assign or sell any of the Founder Shares until (1) with respect to 50% of the Founder Shares, the earlier of one year after the completion of a Business Combination and the date on which the closing price of the common stock equals or exceeds $12.50 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing after a Business Combination and (2) with respect to the remaining 50% of the Founder Shares, one year after the completion of a Business Combination, or earlier, in either case, if, subsequent to a Business Combination, PSAC completes a liquidation, merger, stock exchange or other similar transaction which results in all of PSAC’s stockholders having the right to exchange their shares of common stock for cash, securities or other property.

Private Units

Contemporaneously with the closing of the initial public offering and the exercise of the overallotment option, the Sponsor purchased an aggregate of 483,420 private units in a private placement at a price of $10.00 per private unit. Each private unit consists of one Private Share and one Private Warrant. The private units are identical to the units sold in the initial public offering except that the Private Warrants: (i) will not be redeemable by PSAC and (ii) may be exercised for cash or on a cashless basis, so long as they are held by the initial purchasers or any of their permitted transferees. If the Private Warrants are held by holders other than the initial purchasers or any of their permitted transferees, the Private Warrants will be redeemable by PSAC and exercisable by the holders on the same basis as the warrants included in the units sold in the initial public offering. The initial purchasers have agreed not to transfer, assign or sell any of the private units and underlying securities (except in connection with the same limited exceptions that the Private Shares may be transferred as described above) until after the completion of the initial business combination. Furthermore, they have agreed (A) to vote the Private Shares in favor of any proposed business combination, (B) not to convert any Private Shares in connection with a stockholder vote to approve a proposed initial business combination or sell any Private Shares to PSAC in a tender offer in connection with a proposed initial business combination and (C) that the Private Shares shall not participate in any liquidating distribution from the trust account upon winding up if a business combination is not consummated. In the event of a liquidation prior to an initial business combination, the private units will likely be worthless.

Advances

The Sponsor advanced PSAC an aggregate of $75,000 to cover expenses related to the initial public offering. The advances were non-interest bearing and due on demand. The outstanding advances of $75,000 were repaid upon the consummation of the initial public offering on July 24, 2020.

Promissory Note

On February 14, 2020, PSAC issued an unsecured promissory note to the Sponsor (the “Promissory Note”), pursuant to which PSAC may borrow up to an aggregate principal amount of $150,000. The Promissory Note was non-interest bearing and payable on the earlier of (i) December 31, 2020, (ii) the consummation of the initial public offering or (iii) the date on which PSAC determines not to proceed with the initial public offering. The outstanding balance under the Promissory Note of $133,000 was repaid upon the consummation of the initial public offering on July 24, 2020.

Administrative Services Agreement

PSAC entered into an agreement whereby, commencing on the July 21, 2020, through the earlier of PSAC’s consummation of a Business Combination and its liquidation, PSAC will pay an affiliate of PSAC’s executive officers a total of $10,000 per month for office space and related services. For each of the three months ended September 30, 2020 and for the period from February 11, 2020 (inception) through September 30, 2020, PSAC incurred and paid $20,000 in fees for these services.

Sponsor Support Agreement

Concurrently with the execution of the Merger Agreement, PSAC entered into a support agreement with the Sponsor, Jordan Vogel and Aaron Feldman pursuant to which they have agreed, among other things, to vote all of the shares of PSAC common stock legally and beneficially owned by them in favor of the Business Combination, and against any proposal in opposition to the Merger Agreement and any other action or proposal involving PSAC or any of its subsidiaries that is intended to, or would reasonably be expected to, prevent, impede or adversely affect the Transactions in any material respect. Under the support agreement, the Sponsor have also agreed that, with limited exceptions, prior to the termination of the support agreement, the Sponsor will not transfer or otherwise enter into any agreement or understanding with respect to a transfer relating to any shares of PSAC common stock legally and beneficially owned by them. The support agreement will terminate upon the earliest to occur: (a) the mutual written consent of PSAC, the Sponsor and FF, (b) the closing of the Transactions, and (c) the date of termination of the Merger Agreement in accordance with its terms. Additionally, PSAC’s directors and officers have agreed pursuant to a letter agreement executed in connection with PSAC’s initial public offering to vote any shares of PSAC common stock held by them in favor of the Business Combination.

Subscription Agreements

In connection with the execution of the Merger Agreement, PSAC entered into separate Subscription Agreements with certain accredited investors or qualified institutional buyers (collectively, the “Subscription Investors”) concurrently with the execution of the Merger Agreement on January 27, 2021. Pursuant to the

Subscription Agreements, the Subscription Investors agreed to subscribe for and purchase, and PSAC agreed to issue and sell, to the Subscription Investors an aggregate of 79,500,000 shares of common stock of PSAC for a purchase price of $10.00 per share, or an aggregate of approximately $795 million, in a private placement. 17,500,000 of such shares ($175 million in net proceeds) will be issued to an anchor investor and the issuance of such shares is subject to certain regulatory approvals and limitations on use. The Subscription Agreements further require PSAC to have an effective shelf registration statement registering the resale of the shares of PSAC common stock held by the Subscription Investors within 60 calendar days (or 90 calendar days if the SEC notifies PSAC that it will review the registration statement) following the closing of the Transactions.

The closing of the private placement will occur on the date of and immediately prior to the consummation of the Transactions and is conditioned thereon and on other customary closing conditions. The common stock to be issued pursuant to the Subscription Agreements has not been registered under the Securities Act, and will be issued in reliance upon the exemption provided under Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder. The Subscription Agreements will terminate and be void and of no further force or effect upon the earlier to occur of: (i) such date and time as the Merger Agreement is validly terminated in accordance with its terms without consummation of the Merger, (ii) upon the mutual written agreement of the parties thereto to terminate the applicable Subscription Agreement, (iii) if any of the conditions to closing set forth in the Subscription Agreement are not satisfied or waived on or prior to the closing date and (iv) if the closing of the Merger shall not have occurred on or before July 27, 2021.

Sponsor Lockup Agreement

Under the Merger Agreement, as a condition to FF’s obligation to close, PSAC is required to deliver to FF a lockup agreement executed by the Sponsor pursuant to which the Sponsor must agree that (a) 50% of the shares of PSAC common stock held by the Sponsor will not be sold, transferred or otherwise disposed of for a period ending the earlier of (i) the one year anniversary of the closing of the Business Combination, and (ii) the date on which the closing price of shares of PSAC common stock on the principal securities exchange or securities market on which such shares are then traded equals or exceeds $12.50 per share for any twenty trading days within any thirty trading day period after the closing of the Business Combination; and (b) the other 50% of the shares of PSAC common stock held by the Sponsor will not be sold, transferred or otherwise disposed of for a period ending earlier of (i) the one year anniversary of the closing of the Business Combination and (ii) the date on which PSAC completes a liquidation, merger, capital stock exchange or other similar transaction that results in all of PSAC’s shareholders having the right to exchange their shares for cash, securities or other property.

The closing of the Private Placement will occur on the date of and immediately prior to the consummation of the Business Combination and is conditioned thereon and on other customary closing conditions. The PSAC common stock to be issued pursuant to the Subscription Agreements has not been registered under the Securities Act, and will be issued in reliance upon the exemption provided under Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder. The Subscription Agreements will terminate and be void and of no further force or effect upon the earlier to occur of: (a) such date and time as the Merger Agreement is validly terminated in accordance with its terms or (b) upon the mutual written consent of each of the parties to each such Subscription Agreement.

Agreement with Riverside Management Group

PSAC has entered into a transaction services agreement, dated as of October 13, 2020 (and amended on October 26, 2020), pursuant to which Riverside would provide consulting and advisory services in connection with a possible business combination between PSAC and FF in exchange for (i) $10 million in cash from PSAC at the closing of the Business Combination, (ii) shares of common stock in PSAC from the Sponsor at the closing of the Business Combination equal to 0.625% of the pre-closing enterprise value of the FF, and (iii) PSAC common stock at the closing of the Business Combination having a value equal to $6,900,000.00, with an attributed value of $10.00 per share of common stock.

FF Related Person Transactions

The following is a summary of transactions since January 1, 2018 to which FF has been a participant and in which the amount involved exceeded or will exceed $120,000, and in which any of FF’s directors, executive officers or holders of more than 5% of any class of FF’s equity interests at the time of such transaction, or any members of their immediate family, had or will have a direct or indirect material interest.

Shareholder Agreement

PSAC and FF Top are expected to enter into the Shareholder Agreement at the closing of the Transactions pursuant to which (a) PSAC and FF Top will agree on the initial composition of New FF’s board of directors and (b) so long as FF Top beneficially owns shares of issued and outstanding shares of New FF common stock representing in excess of 5% voting power, FF Top will have the right to nominate a specified number of directors on New FF’s board of directors based on FF Top’s voting power of the issued and outstanding New FF common stock, a sufficient number of which will be independent such that New FF’s board of directors would be comprised of a majority of independent directors assuming the election of the FF Top designees and the other members of New FF’s board of directors until New FF is a “controlled company” as defined in the rules of the national securities exchange on which the New FF common stock is listed. FF Top will have the right to nominate a replacement for any of its designees who is not elected or whose board service has terminated prior to the end of such director’s term. So long as the Shareholder Agreement is in effect, any action by New FF’s board of directors to increase or decrease the total number of directors comprising New FF’s board of directors will require the prior written consent of FF Top and in connection with any increase or decrease in the total number of directors comprising New FF’s board of directors, the number of FF Top designees required to be independent will be increased or decreased as may be necessary. FF Top will also have the right for its nominees to serve on each committee of New FF’s board of directors proportionate to the number of nominees it has on New FF’s board of directors, subject to compliance with applicable law and stock exchange listing rules.

Shareholder Support Agreements

Concurrently with the execution of the Merger Agreement, the Supporting FF Shareholders, who are the three largest shareholders of FF, have entered into support agreements with PSAC pursuant to which each Supporting FF Shareholder has agreed, among other things, to approve or vote in favor of the Business Combination, against any action or proposal involving PSAC or any of its subsidiaries that is intended to, or would reasonably be expected to, prevent, impede or adversely affect the Transactions in any material respect, and promptly execute the definitive documents, agreements and filings (including with applicable governmental authorities) related to the Business Combination reasonably required to be executed by such Supporting FF Shareholder in furtherance of the Business Combination subject to the terms and conditions set forth therein. Under the support agreement, each Supporting FF Shareholder has also agreed that, with limited exceptions, prior to the termination of the applicable support agreement, such Supporting FF Shareholder will not transfer or otherwise enter into any agreement or understanding with respect to a transfer relating to any Claims (as defined in the applicable support agreement) owned by such Supporting FF Shareholder. The support agreements will terminate automatically without any further required actions or notice upon the earliest to occur: (a) the closing of the Transactions, and (b) the date of termination of the Merger Agreement in accordance with its terms. The support agreements may also be terminated by the mutual written consent of the parties to the applicable support agreement. The Creditors Trust also has the right to terminate its support agreement if it reasonably believes failure to terminate the support agreement would result in a breach of its fiduciary duties under applicable law. FF Top has also agreed to exercise its drag-along rights pursuant to the articles of association of FF, as amended, and any other contract under which FF Top may have similar drag-along rights to cause FF’s other shareholders’ to vote in favor of (and not oppose) the Business Combination, in each case to the extent permitted by the applicable drag-along rights. Collectively, as of 2021, the Supporting FF Shareholders held approximately  % of the outstanding voting power of FF. The Supporting FF Shareholders therefore hold a sufficient number of FF shares to approve the FF merger proposal without the vote of any other FF shareholder.

Restructuring Agreement with Evergrande

In November 2017, FF received a commitment from Season Smart Limited (“Season Smart”), an affiliate of Evergrande Health Industry Group (“Evergrande”), to provide $2.0 billion in funding, subject to certain conditions, in exchange for a 45% preferred equity stake in FF. Evergrande initially funded $800 million in 2018, and the terms of the agreement provided that the remaining $1.2 billion would be contributed by the end of 2019 and 2020, subject to certain conditions.

After a dispute among FF, Season Smart and certain of their affiliates regarding, among other things, whether certain conditions to Season Smart’s requirement to provide additional funding were satisfied, on December 31, 2018, FF, Season Smart and certain of their affiliates entered into a restructuring agreement pursuant to which Season Smart’s preferred equity interest in FF was restructured and reduced to 32% and the FF affiliated parties and Season Smart affiliated parties released one another and their respective affiliates from certain claims (including Season Smart’s obligation to make additional investments in FF). In addition, the restructuring agreement provides that FF may at any time before December 31, 2023 redeem, in part or in whole, the FF shares held by Season Smart at a predetermined redemption price. The restructuring agreement also provided that, among other matters, (i) Season Smart agreed that FF could enter into new equity financing arrangements without Season Smart’s approval so long as the valuation for such equity financing is not less than a specified threshold; (ii) Season Smart agreed to acquire Evergrande FF Holding (Hong Kong) Limited, which was previously a wholly-owned subsidiary of FF and owned certain Chinese assets of FF; and (iii) FF revised its memorandum and articles of association to provide Season Smart with certain rights. Certain Season Smart approval rights under the restructuring agreement are required to be terminated at the closing of the Business Combination under the transaction support agreement signed by Season Smart with PSAC and FF.

Also pursuant to the restructuring agreement, an affiliate of Evergrande provided a loan in the principal amount of $10.0 million to FF, which was drawn down in January 2019. YT Jia provided a personal guarantee for this loan. The loan bears interest at an annual rate of 10% if repaid by June 30, 2019, and increases to 15% per annum thereafter. The loan matured on June 30, 2019 and as of the date of this proxy statement/prospectus, the full principal amount of $10.0 million remained outstanding. Under a support agreement entered into with Evergrande in connection with the Merger Agreement, FF agreed to repay this loan at the closing of the Business Combination.

Borrowings from Related Parties

Affiliate Notes Payable

On March 30, 2018, Smart Technology Holdings, Ltd., an exempted company incorporated under the laws of the Cayman Islands and a wholly owned subsidiary of FF (“Smart Technology”) issued: (a) a promissory note in the principal amount of US$212.0 million to Faraday & Future (HK) Limited, a private company limited by shares established under the laws of Hong Kong previously controlled by FF’s founder (“F&F HK” and such note, the “US$212.0M Note”) and (b) a promissory note in the principal amount of US$66.9 million to Leview Mobile HK Limited, a private company limited by shares established under the laws of Hong Kong previously controlled by FF’s founder (Leview HK and such note, the “US$66.9M Note” and, together with the US$212.0M Note, the “Notes”). The Note accrued simple interest rate at 12% per annum. The maturity date of the Notes was extended from December 31, 2019 to June 30, 2021. On August 28, 2020, Leview HK transferred all of its rights, interests and title in and to the US$66.9M Note to F&F HK in exchange for F&F HK’s issuance of a note covering an equivalent amounts to Leview HK (such transfer, the “US$66.9M Note Transfer”), and on August 28, 2020 and immediately following the US$66.9M Note Transfer, Smart Technology transferred all of its then outstanding obligations under the Notes to FF in exchange for FF’s paid-in capital contributions to Smart Technology being increased by an equivalent amount, and F&F HK transferred all of its rights under the Notes to CYM Tech Holdings LLC, a Delaware limited liability company (“CYM”) in exchange for CYM’s issuance of a note covering an equivalent amount to F&F HK. As of December 31, 2020, FF repaid $62.9 million of the principal and $36.2 million of accrued interest under the Notes. As of the date of this proxy statement/consent solicitation statement/prospectus, the aggregate outstanding balance of the Notes was approximately $277.6 million.

On April 5, 2017, FF issued a promissory note in a principal amount of US$0.7 million to a Meng Wu, the former executive director of LeSee Automotive (Beijing) Co., Ltd. (the “US$0.7M Note”). The US$0.7M Note does not accrue interest. The maturity date of the US$0.7M Note was extended from October 2, 2017 to June 30, 2021. FF has not made payments on the principal balance as of December 31, 2020. As of the date of this proxy statement/consent solicitation statement/prospectus, the outstanding principal balance was approximately $0.7 million.

From December 2017 to July 2018, LeSEE Automotive (Beijing) Co., Ltd., a company incorporated under the laws of the People’s Republic of China and an indirect subsidiary of FF (“LeSee”), issued multiple promissory notes in an aggregate principal amount of $28.9 million to Beijing Bairui Culture Media Co., Ltd., an entity previously controlled by FF’s founder (“Bairui” and such notes collectively, the “US$28.9M Notes”). The US$28.9M Notes started to bear a simple interest rate of 12% per annum since January 2020. On August 28, 2020, Bairui transferred all of its rights, interests and title in and to the US$28.9M Notes to F&F HK in exchange for F&F HK’s issuance of a note covering an equivalent amounts to Bairui (such transfer, the “US$28.9M Notes Transfer”), and the outstanding interest of $1.9M added back to the principal balance of $24.6M on August 28, 2020 and immediately following the US$28.9M Notes Transfer, LeSee transferred all of its then outstanding obligations under the US$28.9M Notes to FF in exchange for successive paid-in capital contributions from FF through Smart Technology, FF Hong Kong Holding Limited and FF Automotive (China) Co., Ltd. to LeSee being increased by an equivalent amount, and F&F HK transferred all of its rights under the US$28.9M Notes to CYM in exchange for CYM’s issuance of a note covering an equivalent amount to F&F HK. The maturity dates of the US$28.9M Notes were extended from December 31, 2020 to June 30, 2021. As of December 31, 2020, FF has repaid $4.3 million of the principal under the US$28.9M Notes. As of the date of this proxy statement/consent solicitation statement/prospectus, the outstanding balance of the US$28.9M Notes was approximately $26.5 million.

On April 29, 2019, FF entered into a note purchase agreement (as amended, restated and otherwise modified from time to time, the “Note Purchase Agreement”) with certain purchasers, with U.S. Bank National Association, as the notes agent, and Birch Lake Fund Management, LP as the collateral agent. The notes are guaranteed by FF including several of FF subsidiaries in the U.S., Cayman Islands and Hong Kong. The principal amount of notes that may be issued under the NPA is $200 million. During 2019, a total of approximately $43.6 million, consisting of approximately $27.1 million of third-party notes and $16.5 million of related party notes, was loaned to FF at a 10% interest rate, payable at the maturity date of the note. All obligations due under the NPA are collateralized by a first lien, with second payment priority, on substantially all tangible and intangible assets of the borrowers and guarantors. The loans under the Note Purchase Agreement were subject to representations, warranties, and covenants and were initially scheduled to mature on October 31, 2019. All loaned amounts remained outstanding and interest of $828,000 of the related party interest was accrued as of December 31, 2019. In October 2020, FF obtained an extension of the maturity date of the loans under the Note Purchase Agreement to October 6, 2021.

FF Shareholder Lockup Agreements

Under the Merger Agreement, as a condition to receiving New FF common stock after the closing of the Business Combination in respect of their FF ordinary shares, FF’s shareholders are required to execute lockup agreements pursuant to which such shareholders must agree not to sell, transfer or take certain other actions with respect to such shares of New FF common stock for a period of 180 days after the closing of the Business Combination, subject to certain customary exceptions. Under the lock-up agreement to be entered into by the Vendor Trust, certain FF bridge lenders and warrantholders and employees issued New FF shares in respect of their reduced compensation, subject to certain limited exceptions, such parties agree that with respect to (a) 33⅓% of the shares of New FF common stock received by such FF stakeholders in connection with the Transactions, not to sell, transfer or take certain other actions with respect to such shares of New FF common stock for a period of 30 days after the closing of the Business Combination, (b) 33⅓% of the shares of New FF common stock received by such FF stakeholders in connection with the Transactions, not to sell, transfer or take certain other actions with respect to such shares of New FF common stock for a period of 60 days after the closing of the Business Combination, and (c) the remaining 33⅓% of the shares of New FF common stock received by such FF stakeholders in connection with the Transactions, not to sell, transfer or take certain other actions with respect to such shares of New FF common stock for a period of 90 days after the closing of the Business Combination.

Policies and Procedures for Related Person Transactions

Prior to the consummation of the Business Combination, New FF’s board of directors intends to adopt a policy with respect to the review, approval and ratification of related party transactions. Under the policy, New FF’s audit committee is responsible for reviewing and approving related person transactions. In the course of its review and approval of related party transactions, New FF’s audit committee will consider the relevant facts and circumstances to decide whether to approve such transactions. In particular, New FF’s policy requires New FF’s audit committee to consider, among other factors it deems appropriate:

•        the related person’s relationship to New FF and interest in the transaction;

•        the material facts of the proposed transaction, including the proposed aggregate value of the transaction;

•        the impact on a director’s or a director nominee’s independence in the event the related person is a director or director nominee or an immediate family member of the director or director nominee;

•        the benefits to New FF of the proposed transaction;

•        if applicable, the availability of other sources of comparable products or services; and

•        an assessment of whether the proposed transaction is on terms that are comparable to the terms available to an unrelated third party or to employees generally.

The audit committee may only approve those transactions that are in, or are not inconsistent with, New FF’s best interests and those of New FF’s shareholders, as the audit committee determines in good faith.

In addition, under New FF’s code of business conduct and ethics, which will be adopted prior to the consummation of the Business Combination, New FF’s employees, officers, directors and director nominees will have an affirmative responsibility to disclose any transaction or relationship that reasonably could be expected to give rise to a conflict of interest.

All of the transactions described above were entered into prior to the adoption of the New FF’s written related party transactions policy (which policy will be adopted prior to the consummation of Business Combination), but all were approved by FF’s board of directors or management considering similar factors to those described above.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires PSAC’s directors, officers and persons owning more than 10% of PSAC’s common stock to file reports of ownership and changes of ownership with the SEC. Based on its review of the copies of such reports furnished to PSAC, or representations from certain reporting persons that no other reports were required, PSAC believes that all applicable filing requirements were complied with during the quarter ended.

COMPARISON OF STOCKHOLDERS’ RIGHTS

If the Business Combination is consummated, PSAC will replace its current amended and restated certificate of incorporation with the second amended and restated certificate of incorporation in the form attached to this proxy statement/consent solicitation statement/prospectus as Annex B, which, in the judgment of PSAC’s board of directors, is necessary to adequately address the needs of the post-combination company.

The following table sets forth a summary of the principal proposed changes and the differences between PSAC’s stockholders’ rights under the existing amended and restated certificate of incorporation and the second amended and restated certificate of incorporation. This summary is qualified by reference to the complete text of the second amended and restated certificate of incorporation, a copy of which is attached to this proxy statement/consent solicitation statement/prospectus as Annex B. We urge you to read the second amended and restated certificate of incorporation in its entirety for a complete description of the rights and preferences of the post-combination company’s securities following the business combination.

For more information on the charter proposals, see the section entitled “The Charter Proposals.”

Existing Charter	Proposed Second A&R Charter
Number of Authorized Shares

The total number of authorized shares of all classes of capital stock is 51,000,000 shares, consisting of (a) 50,000,000 shares of common stock, par value of $0.0001 per share, and (b) 1,000,000 shares of preferred stock, par value of $0.0001 per share.

New FF will have [825,000,000] authorized shares of all classes of capital stock, consisting of [750,000,000] authorized shares of Class A common stock, [75,000,000] authorized shares of Class B common stock, par value of $0.0001 per share, and 10,000,000 authorized shares of preferred stock, par value of $0.0001 per share.

Class B Common Stock
Not applicable.

New FF stockholders will have no preemptive or other subscription rights and there will be no sinking fund or redemption provisions applicable to the Class B Common Stock.

The Class B common stock will be convertible into shares of Class A common stock on a one-to-one basis at the option of the holders of the Class B common stock at any time upon written notice to New FF. In addition, the Class B common stock will automatically convert into shares of Class A common stock upon any sale, transfer, assignment or disposition of any share of Class B common stock by a holder to any person, or upon a change of ultimate beneficial ownership of any share of Class B common stock to any person on a one-to-one basis.

Existing Charter	Proposed Second A&R Charter
Preferred Stock

The board of directors is authorized to issue shares of preferred stock in one or more series, and to fix voting powers, designations, preferences and relative, participating, optional or other special rights for each series and any qualifications, limitations or restrictions applicable to the shares of each series. The number of authorized shares of preferred stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of all of the then outstanding shares of the capital stock of PSAC entitled to vote generally in the election of directors, voting together as a single class, without a separate vote of the holders of the preferred stock, or any series thereof, unless a vote of any such holders is required pursuant to any preferred stock designation.

The board of directors is authorized to issue shares of preferred stock in one or more series, and to fix voting powers, designations, preferences and relative, participating, optional or other special rights for each series and any qualifications, limitations or restrictions applicable to the shares of each series. The number of authorized shares of preferred stock may be increased or decreased (but not below the number of shares thereof then outstanding) without shareholder approval.

The New FF board of directors will be able to, subject to limitations prescribed by Delaware law, without stockholder approval, issue preferred stock with voting and other rights that could adversely affect the voting power and other rights of the holders of the common stock and could have anti-takeover effects; provided that any issuance of preferred stock with more than one vote per share shall require the prior approval of the holders of a majority of the outstanding Class B shares. The ability of the New FF board of directors to issue preferred stock without stockholder approval except as set forth above, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change of control of New FF or the removal of New FF’s management and may adversely affect the market price of New FF Class A common stock and the voting and other rights of the holders of New FF. New FF will have no preferred stock outstanding at the date the second amended and restated certificate of incorporation becomes effective. Although the PSAC board of directors does not currently intend to issue any shares of preferred stock, we cannot assure you that the New FF board of directors will not do so in the future.

Rights, Warrants and Options
Not applicable.

New FF has the authority to create and issue rights, warrants and options entitling the holders thereof to purchase shares of any class or series of New FF’s capital stock or other securities of New FF, and such rights, warrants and options shall be evidenced by or in instrument(s) approved by the New FF board of directors. The New FF board of directors is empowered to set the exercise price, duration, times for exercise and other terms and conditions of such rights, warrants or options; provided, however, that the consideration to be received for any shares of capital stock subject thereto may not be less than the par value thereof.

Existing Charter	Proposed Second A&R Charter
Voting Power

Except as otherwise required by law or as otherwise provided in any preferred stock designation, the holders of common stock possess all voting power for the election of our directors and all other matters requiring stockholder action. Holders of common stock are entitled to one vote per share.

Except as otherwise required by law or as otherwise provided in any preferred stock designation, the holders of common stock possess all voting power for the election of our directors and all other matters requiring stockholder action. Holders of Class A common stock are entitled to one vote per share. Holders of Class B common stock are entitled to one vote per share until such time as New FF has a total equity market capitalization of at least $20 billion, after which holders of Class B common stock will be entitled to ten votes per share.

Director Elections

Currently, the PSAC board of directors is divided into three classes, each of which will generally serve for a term of three years with only one class of directors being elected at each annual meeting. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voted for the election of directors can elect all of the directors.

Subject to the special rights of the holders of one or more series of preferred stock to elect directors, at each succeeding annual meeting of stockholders, a director shall be elected and hold office until the next annual meeting of stockholders; provided that the initial directors are required to be re-nominated by the Company at the first annual meeting after the closing of the Business Combination under the Shareholder Agreement. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voted for the election of directors can elect all of the directors.

Dividends
Not applicable.

Subject to applicable law and the rights, if any, of the holders of any outstanding series of the preferred stock, the holders of the shares of the common stock shall be entitled to receive such dividends and other distributions (payable in cash, property or capital stock of New FF) when, as and if declared thereon by the New FF board of directors from time to time out of any assets or funds of New FF legally available therefor, and shall share equally on a per share basis in such dividends and distributions.

Existing Charter	Proposed Second A&R Charter
Exclusive Forum

Unless PSAC consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of PSAC, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of PSAC to PSAC or PSAC’s stockholders, (iii) any action asserting a claim against PSAC, its directors, officers or employees arising pursuant to any provision of the DGCL or PSAC’s amended and restated certificate of incorporation or PSAC’s bylaws, or (iv) any action asserting a claim against PSAC, its directors, officers or employees governed by the internal affairs doctrine, except for, as to each of (i) through (iv) above, any claims, (A) as to which the Court of Chancery in the State of Delaware determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), (B) which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, (C) for which the Court of Chancery does not have subject matter jurisdiction, or (D) any action arising under the Securities Act of 1933, as amended, as to which the Court of Chancery and the federal district court for the District of Delaware shall have concurrent jurisdiction. This exclusive forum provision will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction.

If any action the subject matter of which is within the scope described above is filed in a court other than a court located within the State of Delaware (a “Foreign Action”) in the name of any stockholder, such stockholder shall be deemed to have consented to (i) the personal jurisdiction of the state and federal courts located within the State of Delaware in connection with any action brought in any such court to enforce paragraph A immediately above (an “Enforcement Action”) and (ii) having service of process made upon such stockholder in any such Enforcement Action by service upon such stockholder’s counsel in the Foreign Action as agent for such stockholder.

Unless New FF consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of new FF, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer, employee, agent or stockholder of New FF to New FF or New FF’s stockholders, creditors or other constituents, (iii) any action asserting a claim arising pursuant to any provision of the General Corporation Law of the State of Delaware or the second amended and restated certificate of incorporation or the bylaws of New FF, or (iv) any action asserting a claim governed by the internal affairs doctrine, in each case subject to said Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein; provided that, each of (i) through (iv) above will not apply to suits brought to enforce any liability or duty created by the Securities Act of 1933, as amended, the Securities and Exchange Act of 1934, as amended, or any other claim for which the federal courts have exclusive jurisdiction; and provided further that, if and only if the Court of Chancery of the State of Delaware dismisses any such action for lack of subject matter jurisdiction, such action may be brought in another state or federal court sitting in the State of Delaware.

If any action the subject matter of which is within the scope described above is filed in a court other than a court located within the State of Delaware (a “Foreign Action”) in the name of any stockholder, such stockholder shall be deemed to have consented to (i) the personal jurisdiction of the state and federal courts located within the State of Delaware in connection with any action brought in any such court to enforce paragraph A immediately above (an “Enforcement Action”) and (ii) having service of process made upon such stockholder in any such Enforcement Action by service upon such stockholder’s counsel in the Foreign Action as agent for such stockholder.

Existing Charter	Proposed Second A&R Charter
Liquidation, Dissolution and Winding Up

In the event that PSAC does not consummate a business combination by 21 months after the consummation of its initial public offering, PSAC shall (i) cease all operations except for the purposes of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem 100% of the shares issues in the initial public offering for cash for a redemption price per share equal to the amount then held in the trust account, less any interest for any income or other taxes payable, divided by the total number of shares issued in the initial public offering then outstanding (which redemption will completely extinguish such holders’ rights as stockholders, including the right to receive further liquidation distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to approval of PSAC’s then stockholders and subject to the requirements of the DGCL, including the adoption of a resolution by the PSAC board of directors pursuant to Section 275(a) of the DGCL finding the dissolution of PSAC advisable and the provision of such notices as are required by said Section 275(a) of the DGCL, dissolve and liquidate, subject (in the case of clauses (ii) and (iii) above) to PSAC’s obligations under the DGCL to provide for claims of creditors and other requirements of applicable law.

Subject to applicable law and the rights, if any, of the holders of any outstanding series of the preferred stock, in the event of any voluntary or involuntary liquidation, dissolution or winding-up of New FF, after payment or provision for payment of the debts and other liabilities of New FF, the holders of the shares of the common stock shall be entitled to receive all the remaining assets of New FF available for distribution to its stockholders, ratably in proportion to the number of shares of the common stock held by them.

DESCRIPTION OF NEW FF SECURITIES

The following description of the material terms of the share capital of PSAC following the Transactions includes a summary of specified provisions of the charter documents of PSAC that will be in effect upon completion of the Transactions. This description is qualified by reference to PSAC’s charter documents as will be in effect upon consummation of the Transactions, copies of which are attached to this proxy statement/consent solicitation statement/prospectus and are incorporated in this proxy statement/consent solicitation statement/prospectus by reference.

General

After the Business Combination, PSAC’s second amended and restated certificate of incorporation will provide for [750,000,000] authorized shares of Class A common stock, [75,000,000] authorized shares of Class B common stock and 10,000,000 authorized shares of preferred stock.

Common Stock

The holders of Class A common stock and Class B common stock will be entitled to one vote for each share held of record on all matters to be voted on by stockholders until the occurrence of a Qualifying Equity Market Capitalization, following which holders of Class B common stock shall be entitled to ten votes per share.

A “Qualifying Equity Market Capitalization” means PSAC, at the end of any 20 consecutive trading days, has a volume weighted average total equity market capitalization of at least $20 billion as determined by multiplying the average closing sale price per share of Class A common stock on the Nasdaq (or such other securities exchange on which PSAC’s securities are then listed for trading) at the time of determination by the then total number of issued shares of Class A common stock, Class B common stock and other shares of PSAC.

Shares of Class B common stock shall have the right to convert into shares of Class A common stock at any time at the rate of one share of Class A common stock for each share of Class B common stock. Class A common stock will not have the right to convert into Class B common stock.

There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the voting power represented by shares of PSAC common stock voted for the election of directors can elect all of the directors.

Holders of PSAC common stock will not have any conversion, preemptive or other subscription rights and there will be no sinking fund or redemption provisions applicable to the common stock.

Preferred Stock

PSAC’s certificate of incorporation, as amended, will authorize the issuance of 10,000,000 shares of preferred stock with such designations, rights and preferences as may be determined from time to time by PSAC’s board of directors. PSAC’s board of directors will be empowered, without stockholder approval, to issue the preferred stock with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of PSAC common stock; provided that any issuance of preferred stock with more than one vote per share shall require the prior approval of the holders of a majority of the outstanding Class B shares. In addition, the preferred stock could be utilized as a method of discouraging, delaying or preventing a change in control of PSAC.

Description of Warrants

Upon consummation of the Transactions, PSAC will have warrants outstanding to purchase an aggregate of 23,572,119 Class A shares of common stock (assuming no holders of Public Shares seek to convert such shares to cash). Each outstanding whole warrant of PSAC shall continue to represent the right to purchase one share of Class A common stock upon closing of the Transactions at a price of $11.50 per share, subject to adjustment as discussed below, at any time commencing on the later of 30 days after the consummation of a business combination and 12 months from the closing of the initial public offering.

No warrants will be exercisable for cash unless there is an effective and current registration statement covering the shares of PSAC common stock issuable upon exercise of the warrants and a current prospectus relating to such shares of PSAC common stock. Notwithstanding the foregoing, if a registration statement covering the shares of PSAC common stock issuable upon exercise of the Public Warrants is not effective within a specified period following the consummation of the Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period when PSAC shall have failed to maintain an effective registration statement, exercise warrants on a cashless basis pursuant to the exemption provided by Section 3(a)(9) of the Securities Act, provided that such exemption is available. If that exemption, or another exemption, is not available, holders will not be able to exercise their warrants on a cashless basis. In the event of such cashless exercise, each holder would pay the exercise price by surrendering the warrants for that number of shares of PSAC common stock equal to the quotient obtained by dividing (x) the product of the number of shares of common stock underlying the warrants, multiplied by the difference between the exercise price of the warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” for this purpose will mean the average reported last sale price of the shares of PSAC common stock for the 5 trading days ending on the trading day prior to the date of exercise. The warrants will expire on the fifth anniversary of completion of the Business Combination, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.

The Private Warrants, as well as any warrants underlying additional units issued to the Sponsor or PSAC’s officers, directors or their affiliates in payment of working capital loans, will be identical to the warrants underlying the units offered in the initial public offering except that such warrants will be exercisable for cash or on a cashless basis, at the holder’s option, and will not be redeemable by PSAC, in each case so long as they are still held by the Sponsor or its permitted transferees.

PSAC may call the warrants for redemption (excluding the Private Warrants and any warrants underlying additional units issued to the Sponsor, PSAC’s officers, directors or their affiliates in payment of working capital loans made to PSAC), in whole and not in part, at a price of $0.01 per warrant,

•        at any time while the warrants are exercisable;

•        upon not less than 30 days’ prior written notice of redemption to each warrant holder;

•        if, and only if, the reported last sale price of the shares of common stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations), for any 20 trading days within a 30 trading day period commencing at any time after the warrants become exercisable and ending on the third business day prior to the notice of redemption to warrant holders; and

•        if, and only if, there is a current registration statement in effect with respect to the shares underlying such warrants.

The right to exercise will be forfeited unless the warrants are exercised prior to the date specified in the notice of redemption. On and after the redemption date, a record holder of a warrant will have no further rights except to receive the redemption price for such holder’s warrant upon surrender of such warrant.

If PSAC calls the warrants for redemption as described above, its management will have the option to require all holders that wish to exercise warrants to do so on a “cashless basis.” In such event, each holder would pay the exercise price by surrendering the warrants for that number of shares of PSAC common stock equal to the quotient obtained by dividing (x) the product of the number of shares of PSAC common stock underlying the warrants, multiplied by the difference between the exercise price of the warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” shall mean the average reported last sale price of the shares of PSAC common stock for the 5 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants.

The exercise price and number of shares of PSAC common stock issuable on exercise of the warrants may be adjusted in certain circumstances including in the event of a share dividend, extraordinary dividend or PSAC’s recapitalization, reorganization, merger or consolidation. However, the warrants will not be adjusted for issuances of shares of PSAC common stock at a price below their respective exercise prices.

In addition, if (x) PSAC issues additional shares of common stock or equity-linked securities for capital raising purposes in connection with the closing of its initial business combination at an issue price or effective issue price of less than $9.20 per share of common stock (with such issue price or effective issue price to be determined in good faith by the board of directors, and in the case of any such issuance to the Sponsor or its affiliates, without taking into account any Founder Shares held by it prior to such issuance), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of the initial business combination on the date of the consummation of the initial business combination (net of redemptions), and (z) the market value is below $9.20 per share, the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the greater of (i) the market value or (ii) the price at which PSAC issues the additional shares of common stock or equity-linked securities.

The warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price, by certified or official bank check payable to us, for the number of warrants being exercised. The warrant holders do not have the rights or privileges of holders of shares of PSAC common stock and any voting rights until they exercise their warrants and receive shares of PSAC common stock. After the issuance of shares of PSAC common stock upon exercise of the warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by shareholders.

Warrant holders may elect to be subject to a restriction on the exercise of their warrants such that an electing warrant holder would not be able to exercise their warrants to the extent that, after giving effect to such exercise, such holder would beneficially own in excess of 9.8% of the shares of common stock outstanding.

No fractional shares will be issued upon exercise of the warrants. If, upon exercise of the warrants, a holder would be entitled to receive a fractional interest in a share, PSAC will, upon exercise, round up to the nearest whole number the number of shares of common stock to be issued to the warrant holder.

Certain Anti-Takeover Provisions of Delaware Law and PSAC’s Proposed Second Amended and Restated Certificate of Incorporation

Upon consummation of the Business Combination and assuming approval of the PSAC charter proposals, PSAC will have certain anti-takeover provisions in place as follows:

Special Meeting of Stockholders

PSAC’s bylaws will provide that special meetings of stockholders may be called only by (i) the chairperson of the board of directors, (ii) the chief executive officer or (iii) a majority vote of PSAC’s board of directors.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

PSAC’s bylaws will provide that stockholders seeking to bring business before PSAC’s special meeting of stockholders, or to nominate candidates for election as directors at PSAC’s special meeting of stockholders, must provide timely notice of their intent in writing subject to certain exceptions for FF Top board designees under the Shareholder Agreement. To be timely, a stockholder’s notice will need to be received by FF secretary at PSAC’s principal executive offices not later than the close of business on the 90th day nor earlier than the open of business on the 120th day prior to the anniversary date of the immediately preceding special meeting of stockholders. Pursuant to Rule 14a-8 of the Exchange Act, proposals seeking inclusion in PSAC’s annual proxy statement must comply with the notice periods contained therein. PSAC’s bylaws also specify certain requirements as to the form and content of a stockholders’ meeting. These provisions may preclude PSAC stockholders from bringing matters before the special meeting of stockholders or from making nominations for directors at PSAC’s special meeting of stockholders.

Authorized but Unissued Shares

PSAC’s authorized but unissued common stock and preferred stock will be available for future issuances without stockholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could render more difficult or discourage an attempt to obtain control of PSAC by means of a proxy contest, tender offer, merger or otherwise.

Exclusive Forum Selection

PSAC’s second amended and restated certificate of incorporation will require, to the fullest extent permitted by law, that derivative actions brought in PSAC’s name, actions against directors, officers and employees for breach of fiduciary duty and other similar actions may be brought only in the Court of Chancery in the State of Delaware and, if brought outside of Delaware, the stockholder bringing the suit will be deemed to have consented to service of process on such stockholder’s counsel except any action (A) as to which the Court of Chancery in the State of Delaware determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), (B) which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery or (C) for which the Court of Chancery does not have subject matter jurisdiction. PSAC’s second amended and restated certificate of incorporation will also require that the federal district courts of the United States of America be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended, and/or the Securities Exchange Act of 1934, as amended. Any person or entity purchasing or otherwise acquiring any interest in shares of PSAC’s common stock shall be deemed to have notice of and consented to the forum provisions in the second amended and restated certificate of incorporation.

This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with PSAC or any of PSAC’s directors, officers, other employees or stockholders, which may discourage lawsuits with respect to such claims. PSAC cannot be certain that a court will decide that this provision is either applicable or enforceable, and if a court were to find the choice of forum provision contained in PSAC’s second amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, PSAC may incur additional costs associated with resolving such action in other jurisdictions, which could harm PSAC’s business, operating results and financial condition.

PSAC’s second amended and restated certificate of incorporation will provide that the exclusive forum provision will be applicable to the fullest extent permitted by applicable law.

Limitation on Liability and Indemnification of Directors and Officers

PSAC’s second amended and restated certificate of incorporation will provide that directors and officers will be indemnified by PSAC to the fullest extent authorized by Delaware law as it now exists or may in the future be amended.

PSAC’s bylaws will also permit PSAC to secure insurance on behalf of any officer, director or employee for any liability arising out of his or her actions, regardless of whether Delaware law would permit indemnification. Upon consummation of the Business Combination, PSAC will have purchased a policy of directors’ and officers’ liability insurance that insures PSAC’s directors and officers against the cost of defense, settlement or payment of a judgment in some circumstances and insures PSAC against its obligations to indemnify the directors and officers.

These provisions may discourage stockholders from bringing a lawsuit against PSAC’s directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit PSAC and PSAC stockholders. Furthermore, a stockholder’s investment may be adversely affected to the extent PSAC pays the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. We believe that these provisions, the insurance and the indemnity agreements are necessary to attract and retain talented and experienced directors and officers.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to PSAC’s directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, PSAC has been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

PSAC SECURITIES AND DIVIDENDS

Property Solutions Acquisition Corp.

Market Price of Units, Common Stock and Warrants

PSAC’s units, warrants and common stock are traded on the Nasdaq Stock Market LLC under the symbols PSACU, PSACW and PSAC, respectively. The shares of PSAC common stock and warrants underlying the units began trading separately on the Nasdaq Capital Market on August 28, 2020.

Holders

As of         , there was          holder of record of units,          holders of record of shares of common stock and holders of record of warrants. Management believes PSAC has in excess of 300 beneficial holders of its securities.

Dividends

PSAC did not pay any dividends to its security holders during the quarter ended September 30, 2020.

Transfer Agent and Warrant Agent

The transfer agent for PSAC common stock and warrant agent for its warrants upon consummation of the Business Combination will be Continental Stock Transfer & Trust Company, 1 State Street, 30th Floor, New York, New York 10004.

FF

Market Price of Ordinary Shares

Historical market price information regarding FF is not provided because there is no public market for its securities.

Holders

As of         , there were          holders of record of FF shares.

APPRAISAL RIGHTS

PSAC Stockholders, Unitholders, Warrantholder

Neither PSAC stockholders, unitholders nor warrant holders have appraisal rights under the DGCL in connection with the Transactions.

FF Shareholders

Under Section 238 of the Companies Act, any shareholder of a constituent company of a merger is entitled to payment of the fair value of such shares held upon dissent to the merger. Where the parties cannot agree on price, either party may file a petition to determine the fair value. The rights of dissenting shareholders do not delay or impede the effective date of a merger, but rather run concurrently and may well extend past the effective date.

Any holder of FF shares, who is lawfully entitled to dissent to the Merger, that exercises such right to dissent to the Merger has such rights of appraisal as set forth in the Merger Agreement and the Companies Act, and such shares shall not be converted into or represent the right to receive any consideration as stated in the Merger Agreement, but shall only be entitled to such rights as are granted under the Companies Act to the holder of dissenting shares.

OTHER STOCKHOLDER COMMUNICATIONS

Stockholders and interested parties may communicate with PSAC’s board of directors, any committee chairperson or the non-management directors as a group by writing to the board or committee chairperson in care of Property Solutions Acquisition Corp., 654 Madison Avenue, Suite 1009 New York, New York 10065. Following the Business Combination, such communications should be sent in care of Jordan Vogel, Chairman and Co-Chief Executive Officer. Each communication will be forwarded, depending on the subject matter, to the board of directors, the appropriate committee chairperson or all non-management directors.

LEGAL MATTERS

Latham & Watkins LLP will pass upon the validity of the shares of PSAC common stock to be issued in connection with the Business Combination.

EXPERTS

The financial statements of Property Solutions Acquisition Corp. at March 3, 2020 and for the period from February 11, 2020 (inception) through March 3, 2020 included in this proxy statement/consent solicitation statement/prospectus, have been audited by Marcum LLP, independent registered public accounting firm, as set forth in their report thereon (which contains an explanatory paragraph relating to substantial doubt about the ability of Property Solutions Acquisition Corp. to continue as a going concern as described in Note 1 to the financial statements), appearing elsewhere in this proxy statement/consent solicitation/prospectus, and are included in reliance on such report given on the authority of said firm as experts in auditing and accounting.

The financial statements of FF Intelligent Global Mobility Holdings Ltd. as of December 31, 2019 and for the year then ended included in this proxy statement/consent solicitation statement/prospectus have been so included in reliance on the report (which contains an explanatory paragraph relating to FF Intelligent Global Mobility Holdings Ltd.’s ability to continue as a going concern as described in Note 2 to the financial statements) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

DELIVERY OF DOCUMENTS TO STOCKHOLDERS

Pursuant to the rules of the SEC, PSAC and services that it employs to deliver communications to its stockholders are permitted to deliver to two or more stockholders sharing the same address a single copy of PSAC’s proxy statement. Upon written or oral request, PSAC will deliver a separate copy of the proxy statement to any stockholder at a shared address to which a single copy of each document was delivered and who wishes to receive separate copies of such documents. Stockholders receiving multiple copies of such documents may likewise request that PSAC deliver single copies of such documents in the future. Stockholders may notify PSAC of their requests by calling or writing PSAC at its principal executive offices at 654 Madison Avenue, Suite 1009 New York, New York 10065 or (646) 502-9845. Following the Business Combination, such requests should be made by calling or writing New FF at (424) 276-7616 or 18455 S. Figueroa St., Gardena, CA 90248.

WHERE YOU CAN FIND MORE INFORMATION

PSAC files reports, proxy statements and other information with the SEC as required by the Exchange Act. You may access information on PSAC at the SEC web site containing reports, proxy statements and other information at: http://www.sec.gov.

Information and statements contained in this proxy statement/consent solicitation statement/prospectus or any annex to this proxy statement/consent solicitation statement/prospectus are qualified in all respects by reference to the copy of the relevant contract or other annex filed as an exhibit to this proxy statement/consent solicitation statement/prospectus.

All information contained in this document relating to PSAC has been supplied by PSAC, and all such information relating to FF has been supplied by FF. Information provided by one another does not constitute any representation, estimate or projection of the other.

If you would like additional copies of this document or if you have questions about the Business Combination, you should contact via phone or in writing:

Jordan Vogel
Property Solutions Acquisition Corp.
654 Madison Avenue, Suite 1009
New York, New York 10065
Tel. (646) 502-9845

INDEX TO FINANCIAL STATEMENTS

Page
FF Intelligent Mobility Global Holdings Ltd.

Report of Independent Registered Public Accounting Firm	F-2
Consolidated Financial Statements
Balance Sheet as of December 31, 2019	F-3
Statement of Operations and Comprehensive Loss for the year ended December 31, 2019	F-4
Statement of Convertible Preferred Stock and Stockholders’ Deficit for the year ended December 31, 2019	F-5
Statement of Cash Flows for the year ended December 31, 2019	F-6
Notes to Consolidated Financial Statements	F-8

PROPERTY SOLUTIONS ACQUISITION CORP.

Unaudited Financial Statements
Unaudited Condensed Balance Sheet as of September 30, 2020	F-44
Statement of Operations for the three months ended September 30, 2020 and the period from February 11, 2020 to September 30, 2020	F-45
Condensed Statement of Changes in Stockholders’ Equity for the three months ended September 30, 2020 and the period from February 11, 2020 to September 30, 2020	F-46
Condensed Statement of Cash Flows for the period from February 11, 2020 to September 30, 2020	F-47
Notes to Financial Statements	F-48

Report of Independent Registered Public Accounting Firm	F-59
Financial Statements
Balance Sheet as of March 3, 2020	F-60
Statement of Operations for the period from February 11, 2020 to March 3, 2020	F-61
Statement of Changes in Stockholders’ Equity for the period from February 11, 2020 to March 3, 2020	F-62
Statement of Cash Flows for the period from February 11, 2020 to March 3, 2020	F-63
Notes to Financial Statements	F-64

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of FF Intelligent Global Mobility Holdings Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of FF Intelligent Global Mobility Holdings Ltd. and its subsidiaries (the “Company”) as of December 31, 2019, and the related consolidated statements of operations and comprehensive loss, of convertible preferred stock and stockholders’ deficit, and of cash flows for the year then ended, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has suffered recurring losses from operations and has cash outflows from operating activities that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these consolidated financial statements in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP
Los Angeles, California
February 3, 2021

We have served as the Company’s auditor since 2018.

FF Intelligent Mobility Global Holdings Ltd.
Consolidated Balance Sheet
December 31, 2019
(in thousands, except share and per share data)

2019
Assets
Current assets
Cash	$2,221
Restricted cash	1,133
Deposits	5,164
Other current assets	10,515
Total current assets	19,033
Property and equipment, net	292,526
Other non-current assets	3,658
Total assets	$315,217
Liabilities, Convertible Preferred Stock and Stockholders’ Deficit
Current liabilities
Accounts payable	$79,385
Accrued expenses and other current liabilities	48,265
Related party accrued interest	42,352
Accrued interest	17,459
Related party notes payable	286,583
Notes payable	126,922
Vendor payables in trust	105,163
Total current liabilities	706,129
Capital leases, less current portion	41,162
Other liability, less current portion	7,475
Deferred rent, less current portion	113
Total liabilities	754,879

Commitments and contingencies (Note 11)
Redeemable convertible preferred stock, $0.00001 par value; 470,588,235 shares authorized, issued and outstanding as of December 31, 2019; redemption amount of $800,000 as of December 31, 2019	724,823
Class B convertible preferred stock, $0.00001 par value; 600,000,000 shares authorized, issued and outstanding as of December 31, 2019; redemption amount of $1,466,400 as of December 31, 2019	924,149
Stockholders’ deficit
Class A ordinary stock, $0.00001 par value; 400,000,000 shares authorized; 40,879,124 shares issued and outstanding as of December 31, 2019	—
Additional paid-in capital	153,151
Accumulated other comprehensive loss	(3,284)
Accumulated deficit	(2,235,452)
Total stockholders’ deficit	(2,085,585)
Noncontrolling interest	(3,049)
Total deficit	(2,088,634)
Total liabilities, convertible preferred stock, and stockholders’ deficit	$315,217

The accompanying notes are an integral part of these consolidated financial statements.

FF Intelligent Mobility Global Holdings Ltd.
Consolidated Statement of Operations and Comprehensive Loss
Year Ended December 31, 2019
(in thousands, except share and per share data)

2019
Operating expenses
Research and development	$28,278
Sales and marketing	5,297
General and administrative	71,167
Loss on disposal of asset held for sale	12,138
Gain on cancellation of land use rights	(11,467)
Loss on disposal of property and equipment	4,843
Total operating expenses	110,256

Loss from operations	(110,256)
Gain on expiration of put option	43,239
Change in fair value measurement of related party notes payable and notes payable	(15,183)
Related party interest expense	(34,074)
Interest expense	(25,918)
Loss before income taxes	(142,192)
Income tax provision	(3)
Net loss	(142,195)
Less: net loss attributable to noncontrolling interest	(7,605)
Net loss attributable to FF Intelligent Mobility Global Holdings Ltd.	$(134,590)

Per share information attributable to FF Intelligent Mobility Global Holdings Ltd.
Net loss per ordinary share basic and diluted	$(3.31)
Weighted average ordinary shares outstanding basic and diluted	40,706,633

Total comprehensive loss
Net loss	$(142,195)
Change in foreign currency translation adjustment	(2,533)
Total comprehensive loss	(144,728)
Less: total other comprehensive loss attributable to noncontrolling interest	(7,605)
Total other comprehensive loss attributable to FF Intelligent Mobility Global Holdings Ltd.	$(137,123)

The accompanying notes are an integral part of these consolidated financial statements.

FF Intelligent Mobility Global Holdings Ltd.
Statement of Convertible Preferred Stock and Stockholders’ Deficit
Year Ended December 31, 2019

(in thousands, except share data)	Convertible Preferred Stock				Ordinary Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Loss	Accumulated Deficit	Stockholders’ Deficit	Noncontrolling interest	Total
	Redeemable Preferred		Class B		Class A
	Shares	Amount	Shares	Amount	Shares	Amount
Balance as of December 31, 2018	470,588,235	$724,823	600,000,000	$924,149	40,485,155	$—	$140,881	$(751)	$(2,100,862)	$(1,960,732)	$4,556	$(1,956,176)
Stock-based compensation	—	—	—	—	—	—	4,610	—	—	4,610	—	4,610
Contributions from Redeemable Preferred Stockholder	—	—	—	—	—	—	7,598	—	—	7,598	—	7,598
Exercise of stock options	—	—	—	—	393,969	—	62	—	—	62	—	62
Foreign currency translation adjustment	—	—	—	—	—	—	—	(2,533)	—	(2,533)	—	(2,533)
Net loss	—	—	—	—	—	—	—	—	(134,590)	(134,590)	(7,605)	(142,195)
Balance as of December 31, 2019	470,588,235	$724,823	600,000,000	$924,149	40,879,124	$—	$153,151	$(3,284)	$(2,235,452)	$(2,085,585)	$(3,049)	$(2,088,634)

The accompanying notes are an integral part of these consolidated financial statements.

FF Intelligent Mobility Global Holdings Ltd.
Consolidated Statement of Cash Flows
Year Ended December 31, 2019

(in thousands)	2019
Cash flows from operating activities
Net loss	$(142,195)
Adjustments to reconcile net loss including noncontrolling interest to net cash used in operating activities
Depreciation and amortization expense	5,188
Stock-based compensation	4,610
Gain on expiration of put option	(43,239)
Gain on cancellation of land use rights	(11,467)
Loss on disposal of asset held for sale	12,138
Loss on disposal of property and equipment	4,843
Gain on foreign exchange	(11)
Non-cash interest expense	50,807
Change in fair value measurement of related party notes payable and notes payable	15,183
Amortization of related party notes payable and notes payable issuance costs	834
Changes in operating assets and liabilities
Other current assets	9,143
Other non-current assets	(600)
Transfer of payables to Vendor Trust	(105,163)
Accounts payable	42,031
Accrued expenses and other current liabilities	(24,881)
Deferred rent	(2,202)
Net cash used in operating activities	$(184,981)
Cash flows from investing activities
Proceeds from sale of land	16,900
Payments for equipment	(4,935)
Proceeds from cancellation of land use rights	15,902
Issuance of notes receivable	(4,260)
Proceeds from payments on notes receivable	620
Net cash provided by investing activities	$24,227
Cash flows from financing activities
Contribution of capital from Redeemable Preferred Stockholder	1,383
Proceeds from related party notes payable	30,622
Proceeds from notes payable	55,272
Repayments of related party notes payable	(1,500)
Repayments of notes payable	(58,623)
Proceeds from the issuance of The9 Conditional Obligation	5,000
Transfer of payables to Vendor Trust	105,163
Proceeds from failed sale-leaseback	29,000
Payments of capital lease obligations	(1,435)
Proceeds from exercise of stock options	62
Payments of notes payable issuance costs	(4,462)
Net cash provided by financing activities	$160,482
Effect of exchange rate changes on cash and restricted cash	(3,906)
Net decrease in cash and restricted cash	$(4,178)
Cash and restricted cash, beginning of period	7,532
Cash and restricted cash, end of period	$3,354

FF Intelligent Mobility Global Holdings Ltd.
Consolidated Statement of Cash Flows — (Continued)
Year Ended December 31, 2019

The following table provides a reconciliation of cash and restricted cash reported within the consolidated balance sheet that aggregate to the total of the same such amounts shown in the consolidated statement of cash flows:

	Cash and restricted cash at beginning of period	Cash and restricted cash at end of period
Cash	$5,664	$2,221
Restricted cash	1,868	1,133
Total cash and restricted cash	$7,532	$3,354

Supplemental disclosure of noncash investing and financing activities
Property and equipment recorded in accounts payable and accrued expenses		$10,027
Forgiveness of related party payables		6,215

Supplemental disclosure of cash flow information
Cash paid for interest		$3,670

The accompanying notes are an integral part of these consolidated financial statements.

FF Intelligent Mobility Global Holdings Ltd.
Notes to Consolidated Financial Statements
December 31, 2019
(in thousands, except share and per share data)

1.     Nature of Business and Organization

Nature of Business and Organization

FF Intelligent Mobility Global Holdings Ltd. (the “Company”) is an exempted company formed under the laws of the Cayman Islands founded in 2014. Headquartered in Los Angeles, California, the Company designs and engineers next-generation smart electric connected vehicles. The Company expects to manufacture vehicles at the Company’s production facility in Hanford, California and has additional engineering, sales, and operations capabilities in China. The Company has created major innovations in technology, products, and a user centered business model that are being incorporated into its planned electric vehicle platform.

The Company changed its name from Smart King Ltd. to FF Intelligent Mobility Global Holdings Ltd. on February 14, 2020.

The Company’s operations are conducted through its wholly-owned subsidiaries FF Inc. and FF Hong Kong Holding Ltd.

2.     Liquidity and Capital Resources and Going Concern

The Company has evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the consolidated financial statements are issued.

Since inception, the Company has incurred cumulative losses from operations, negative cash flows from operating activities and has an accumulated deficit of $2,235,452 as of December 31, 2019. As of the date of this report, $32,771 of related party notes payable and notes payable was in default. The Company has funded its operations and capital needs primarily through the net proceeds received from capital contributions, the issuance of related party notes payable and notes payable (Notes 8 and 9) and the sale of preferred and ordinary stock (Note 12). The vast majority of related party notes payable and notes payable and equity have been funded by entities controlled by the Company’s founder and former CEO. Since its formation, the Company has devoted substantial effort and capital resources to strategic planning, engineering, design and development of its planned electric vehicle platform, development of initial electric vehicle models, and capital raising. The achievement of the Company’s operating plans and maintenance of an adequate level of liquidity are subject to various risks associated with the ability to continue to successfully close additional sources of funding, and/or refinance existing related party notes payable and notes payable arrangements. The Company’s forecasts and projections of working capital reflect significant judgment and estimates for which there are inherent risks and uncertainties. Management’s plans include the continued development of its electric vehicle platform and bringing initial electric vehicle models to market. The Company expects to continue to generate significant operating losses for the foreseeable future. The plans are dependent on the Company being able to continue to raise significant amounts of capital through the issuance of additional notes payable and equity securities.

There can be no assurance that the Company will be successful in achieving its strategic plans, that the Company’s future capital raises will be sufficient to support its ongoing operations, or that any additional financing will be available in a timely manner or on acceptable terms, if at all. If the Company is unable to raise sufficient financing or events or circumstances occur such that the Company does not meet its strategic plans, the Company will be required to reduce certain discretionary spending, alter or scale back vehicle development programs, be unable to develop new or enhanced production methods, or be unable to fund capital expenditures, which would have a material adverse effect on the Company’s financial position, results of operations, cash flows, and ability to achieve its intended business objectives. Based on its recurring losses from operations incurred since inception, expectation of continuing

FF Intelligent Mobility Global Holdings Ltd.
Notes to Consolidated Financial Statements
December 31, 2019
(in thousands, except share and per share data)

2.     Liquidity and Capital Resources and Going Concern (cont.)

operating losses for the foreseeable future, and the need to raise additional capital to finance its future operations, as of February 3, 2021, the date the consolidated financial statements for the year ended December 31, 2019 were available to be issued, the Company has concluded that there is substantial doubt about its ability to continue as a going concern for a period of one year from the date that these consolidated financial statements are issued.

The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Accordingly, the consolidated financial statements have been prepared on a basis that assumes the Company will continue as a going concern and which contemplates the realization of assets and satisfaction of liabilities and commitments in the ordinary course of business.

3.     Summary of Significant Accounting Policies

Principles of Consolidation and Basis of Presentation

The accompanying consolidated financial statements have been prepared in conformity with U.S. generally accepted accounting principles (“GAAP”). The consolidated financial statements include the accounts of the Company, its wholly-owned subsidiaries and LeSEE Automotive (Beijing) Co. Ltd. (“LeSEE”), a variable interest entity (“VIE”), and The9 joint venture for which the Company is the primary beneficiary.

In accordance with the provisions of Accounting Standards Codification (“ASC”) 810, Consolidation, the Company consolidates any VIE of which the Company is the primary beneficiary. The typical condition for a controlling financial interest ownership is holding a majority of the voting interests of an entity; however, a controlling financial interest may also exist in entities, such as VIEs, through arrangements that do not involve controlling voting interests. ASC 810 requires a variable interest holder to consolidate a VIE if that party has the power to direct the activities of the VIE that most significantly impact the VIE’s economic performance and the obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. The Company does not consolidate a VIE in which it has a majority ownership interest when it is not considered the primary beneficiary. The Company evaluates its relationships with its VIEs on an ongoing basis to ensure that the Company continues to be the primary beneficiary.

All intercompany transactions and balances have been eliminated upon consolidation.

Variable Interest Entity and Joint Venture

In November 2017, as part of a broader corporate reorganization, and to facilitate third-party investment, the Company incorporated its top-level holding company, Smart King, Ltd. in the Cayman Islands to enable effective control over the Company’s Chinese operating entity, FF Hong Kong Holding Ltd. and its subsidiaries without direct equity ownership. The Company entered into a series of contractual arrangements (“VIE contractual arrangements”) with LeSEE and LeSEE Zhile Technology Co., Ltd. to enable the Company to exercise effective control over LeSEE and its subsidiaries, to receive substantially all of the economic benefits of such entities, and to have an exclusive option to purchase all or part of the equity interests in LeSEE. The VIE contractual arrangements were terminated on August 5, 2020.

FF Intelligent Mobility Global Holdings Ltd.
Notes to Consolidated Financial Statements
December 31, 2019
(in thousands, except share and per share data)

3.     Summary of Significant Accounting Policies (cont.)

LeSEE, an entity for which the Company is the primary beneficiary, is in the early stages of developing and producing electric vehicles for the Chinese market. The carrying value of LeSEE’s assets and liabilities, after elimination of any intercompany transactions and balances, in the consolidated balance sheet as of December 31 are as follows:

2019
Cash	$843
Restricted cash	493
Deposits	118
Other current assets	2,001
Property and equipment, net	2,713
Other non-current assets	23
Accounts payable	3,996
Accrued expenses and other current liabilities	16,504
Accrued interest	1,554
Related party notes payable	8,601
Notes payable	7,758

The portion of LeSEE’s net assets included in the consolidated balance sheet as of December 31, 2019 attributed to the noncontrolling interest is $3,049.

On March 24, 2019, the Company entered into a Joint Venture Agreement (“JVA”) with The9 Limited (“The9”). Pursuant to the JVA, the Company and The9 agreed to establish an equity joint venture in Hong Kong, which would in turn establish a wholly-owned subsidiary in China, intended to engage in the business of manufacturing, marketing, selling and distributing the planned Faraday Future Icon V9 model electric vehicle in China. The Company and The9 would each be 50% owners of the joint venture. The9 made a $5,000 non-refundable initial deposit (“The9 Conditional Obligation”) to the Company to participate in the joint venture. The9 has the right to convert the initial deposit into various classes of stock in the Company. For accounting purposes, the deposit is a financial instrument that embodies a conditional obligation that the issuer may settle by issuing a variable number of shares. The conditional obligation is measured at fair value and remeasured at each reporting period and represents a Level 3 financial instrument under the fair value hierarchy. See Note 4. The fair value of the conditional obligation was $5,000 as of December 31, 2019 and was recorded in current liabilities on the consolidated balance sheet. Neither the Company nor The9 have made contributions to the joint venture as of December 31, 2019. The joint venture has yet to commence business activities, and on November 22, 2020, the initial deposit was converted into ordinary shares in the Company.

Foreign Currency

The Company determines the functional and reporting currency of each of its international subsidiaries based on the primary currency in which they operate. The functional currency of the Company’s foreign subsidiaries in China is their local currency, Chinese yuan. For foreign subsidiaries where the functional currency is their local currency, assets and liabilities are translated into U.S. dollars at exchange rates in effect at the balance sheet date, stockholders’ deficit is translated at the applicable historical exchange rate, and expenses are translated using the average exchange rates during the period. The effect of exchange rate changes resulting from the translation of the foreign subsidiary financial statements is accounted for as a component of accumulated other comprehensive loss on the consolidated balance sheet.

FF Intelligent Mobility Global Holdings Ltd.
Notes to Consolidated Financial Statements
December 31, 2019
(in thousands, except share and per share data)

3.     Summary of Significant Accounting Policies (cont.)

Use of Estimates

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent liabilities, and the reported amounts of expenses during the reporting period. The Company bases these estimates on historical results and various other assumptions believed to be reasonable, all of which form the basis for making estimates concerning the carrying values of assets and liabilities that are not readily available from other sources.

On an ongoing basis, management evaluates its estimates, including those related to the: (i) realization of tax assets and estimates of tax liabilities; (ii) valuation of equity securities; (iii) recognition and disclosure of contingent liabilities, including litigation reserves; (iv) fair value of debt and (v) estimated useful lives of long-lived assets. These estimates are based on historical data and experience, as well as various other factors that management believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Such estimates often require the selection of appropriate valuation methodologies and models and may involve significant judgment in evaluating ranges of assumptions and financial inputs. Actual results may differ from those estimates under different assumptions, financial inputs, or circumstances. Given the global economic climate and unpredictable nature and unknown duration of the COVID-19 pandemic, estimates are subject to additional volatility.

Revision

The December 31, 2018 additional paid-in capital, accumulated other comprehensive loss and accumulated deficit balances have been revised from previously reported amounts to correct for certain immaterial errors primarily relating to expense cut-off. The revision resulted in a change to additional paid-in capital, accumulated other comprehensive loss and accumulated deficit, less noncontrolling interests, from $131,514 to $140,881, from ($2,291) to ($751), and from ($2,079,270) to ($2,100,862), respectively, in the statement of convertible preferred stock and stockholders’ deficit.

Cash and restricted cash

Cash consists of cash on deposit with financial institutions. Restricted cash consists of cash held in escrow related to rent and vendor payments.

Fair Value Measurements

The Company applies the provisions of ASC 820, Fair Value Measurement, which defines a single authoritative definition of fair value, sets out a framework for measuring fair value and expands on required disclosures about fair value measurements. The provisions of ASC 820 relate to financial assets and liabilities as well as other assets and liabilities carried at fair value on a recurring and nonrecurring basis. The standard clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, the standard establishes a three-tier value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1

Valuations for assets and liabilities traded in active exchange markets, or interest in open-end mutual funds that allow a company to sell its ownership interest back at net asset value on a daily basis. Valuations are obtained from readily available pricing sources for market transactions involving identical assets, liabilities or funds.

FF Intelligent Mobility Global Holdings Ltd.
Notes to Consolidated Financial Statements
December 31, 2019
(in thousands, except share and per share data)

3.     Summary of Significant Accounting Policies (cont.)

Level 2

Valuations for assets and liabilities traded in less active dealer, or broker markets, such as quoted prices for similar assets or liabilities or quoted prices in markets that are not active. Level 2 instruments typically include U.S. government and agency debt securities, and corporate obligations. Valuations are usually obtained through market data of the investment itself as well as market transactions involving comparable assets, liabilities or funds.

Level 3

Valuations for assets and liabilities that are derived from other valuation methodologies, such as option pricing models, discounted cash flow models and similar techniques, and not based on market exchange, dealer, or broker-traded transactions. Level 3 valuations incorporate certain assumptions and projections in determining the fair value assigned to such assets or liabilities.

ASC 825-10, Financial Instruments, allows entities to voluntarily choose to measure certain financial assets and liabilities at fair value (“fair value option”). The fair value option may be elected on an instrument-by-instrument basis and is irrevocable, unless a new election date occurs. If the fair value option is elected for an instrument, unrealized gains and losses for that instrument should be reported in earnings at each subsequent reporting date. The Company has elected to apply the fair value option to certain related party notes payable and notes payable with conversion features as discussed in Note 4.

Concentration of Credit Risk

Financial instruments, which subject the Company to concentrations of credit risk, consist primarily of cash, restricted cash, notes receivable and deposits. Substantially all of the Company’s cash and restricted cash is held at financial institutions located in the United States of America and in the People’s Republic of China. The Company maintains its cash and restricted cash with major financial institutions. At times, cash and restricted cash account balances with any one financial institution may exceed Federal Deposit Insurance Corporation (“FDIC”) insurance limits ($250,000 per depositor per institution) and China Deposit Insurance Regulations limits (RMB 500,000 per depositor per institution). Management believes the financial institutions that hold the Company’s cash and restricted cash are financially sound and, accordingly, minimal credit risk exists with respect to cash and restricted cash. Cash and restricted cash held by the Company’s non-U.S. subsidiaries and LeSEE is subject to foreign currency fluctuations against the U.S. dollar. If, however, the U.S. dollar is devalued significantly against the Chinese yuan, the Company’s cost to develop its business in China could exceed original estimates.

The Company has notes receivable of $3,640 and deposits of $5,164 as of December 31, 2019.

Property and Equipment, Net

Property and equipment are stated at cost less accumulated depreciation and amortization. Expenditures for major renewals and betterments are capitalized, while minor replacements, maintenance and repairs, which do not extend the asset lives, are charged to operations as incurred. Upon sale or disposition, the cost and related accumulated depreciation or amortization is removed from the accounts, and any gain or loss is included in the consolidated statement of operations and comprehensive loss.

Depreciation and amortization on property and equipment is calculated using the straight-line method over the estimated useful lives of the assets as follows:

Useful Life (in years)
Buildings	39
Building improvements	15
Computer hardware	5
Machinery and equipment	5
Vehicles	5
Computer software	3
Leasehold improvements	Shorter of 15 years or term of the lease

FF Intelligent Mobility Global Holdings Ltd.
Notes to Consolidated Financial Statements
December 31, 2019
(in thousands, except share and per share data)

3.     Summary of Significant Accounting Policies (cont.)

Construction in progress (“CIP”) consists of the construction of manufacturing facilities and tooling and equipment built to serve the manufacturing of pre-production and production vehicles. These assets are capitalized and depreciated once put in service. The amounts capitalized in CIP that are held at vendor sites relate to the completed portion of work-in-progress relating to the manufacturing of the tooling and equipment which generally represent longer term construction projects tailored specifically to the Company’s needs. The Company may incur storage fees or interest fees related to CIP which are expensed as incurred. Construction in progress is presented within property and equipment on the consolidated balance sheet.

Impairment of Long-Lived Assets

The Company reviews its long-lived assets, consisting primarily of property and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. The Company performs impairment testing at the asset group level that represents the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. Recoverability of these assets is determined by comparing the forecasted undiscounted cash flows attributable to such assets including any cash flows upon their eventual disposition to their carrying value. If the carrying value of the assets exceeds the forecasted undiscounted cash flows, then the assets are written down to their fair value. Assets classified as held for sale are also assessed for impairment and such amounts are determined at the lower of the carrying amount or fair value, less costs to sell the asset. No impairment charges were recorded during the year ending December 31, 2019.

Accumulated Other Comprehensive Loss

Accumulated other comprehensive loss encompasses all changes in equity other than those arising from transactions with stockholders. Elements of the Company’s accumulated other comprehensive loss are reported in the accompanying consolidated statement of convertible preferred stock and stockholders’ deficit and consists of equity-related foreign currency translation adjustments, which are presented in the accompanying consolidated statement of operations and comprehensive loss.

Research and Development

Research and development (“R&D”) costs are expensed as incurred and are primarily comprised of personnel-related costs (including salaries, bonuses, benefits, and stock-based compensation) for employees focused on R&D activities, other related costs, and depreciation. The Company’s R&D efforts are focused on design and development of the Company’s electric vehicles and continuing to prepare the Company’s prototype electric vehicle to achieve industry standards. Advanced payments for future R&D activities have been classified as deposits on the consolidated balance sheet.

Sales and Marketing

Sales and marketing expenses consist primarily of personnel-related costs (including salaries, bonuses, benefits, and stock-based compensation) for employees focused on sales and marketing, and direct costs associated with sales and marketing activities. Marketing activities include expenses to introduce the brand and the electric vehicle prototype to the market. The Company expenses its advertising costs as incurred. Advertising costs were immaterial for the year ended December 31, 2019.

FF Intelligent Mobility Global Holdings Ltd.
Notes to Consolidated Financial Statements
December 31, 2019
(in thousands, except share and per share data)

3.     Summary of Significant Accounting Policies (cont.)

Stock-Based Compensation

The Company’s stock-based compensation awards consist of options granted to employees, directors and non-employees for the purchase of ordinary shares, restricted shares, unrestricted shares and restricted share units. The Company recognizes stock-based compensation expense in accordance with the provisions of ASC 718, Compensation - Stock Compensation. ASC 718 requires the measurement and recognition of compensation expense for all stock-based compensation awards based on the grant date fair values of the awards.

The Company estimates the fair value of share options using the Black-Scholes option-pricing model. The value of the award is recognized as expense over the requisite service period on a straight-line basis.

Determining the grant date fair value of the awards using the Black-Scholes option-pricing model requires management to make assumptions and judgments, including, but not limited to the following:

Expected term — The estimate of the expected term of awards was determined in accordance with the simplified method, which estimates the term based on an averaging of the vesting period and contractual term of the option grant.

Expected volatility — Since the Company is a private entity without sufficient historical data on the volatility of its ordinary stock, the expected volatility is based on the volatility of similar entities (referred to as “guideline companies”) for a period consistent with the expected term of the award. In evaluating similarity, the Company considered factors such as industry, stage of life cycle, and size.

Risk-free interest rate — The risk-free interest rate used to value awards is based on the United States Treasury yield in effect at the time of grant for a period consistent with the expected term of the award.

Dividend yield — The Company has never declared or paid any cash dividends and does not presently plan to pay cash dividends in the foreseeable future.

Forfeiture rate — The Company estimates a forfeiture rate to calculate its stock-based compensation expense for its stock-based awards. The forfeiture rate is based on an analysis of actual forfeitures. The Company will continue to evaluate the appropriateness of the forfeiture rate based on actual forfeiture experience, analysis of employee turnover, and other factors. Changes in the estimated forfeiture rate can have a significant impact on the Company’s stock-based compensation expense as the cumulative effect of adjusting the rate is recognized in the period the estimated forfeiture rate is changed.

Fair value of ordinary stock — Because there is no public market for the Company’s ordinary stock, the Company’s board of directors has determined the fair value of the Company’s ordinary stock at the time of the grant of stock options by considering a number of objective and subjective factors. The fair value of the underlying ordinary stock will be determined by the Company’s board of directors until such time as the Company’s ordinary stock commences trading on an established stock exchange or national market system. The fair value has been determined in accordance with applicable elements of the practice aid issued by the American Institute of Certified Public Accountants titled Valuation of Privately Held Company Equity Securities Issued as Compensation. The Company’s Board of Directors grants stock options with exercise prices equal to the fair value of the Company’s ordinary stock on the date of grant.

Income Taxes

The Company accounts for its income taxes using the asset and liability method whereby deferred tax assets and liabilities are determined based on temporary differences between the basis used for financial reporting and income tax reporting purposes. Deferred income taxes are provided based on the enacted tax rates in effect at the

FF Intelligent Mobility Global Holdings Ltd.
Notes to Consolidated Financial Statements
December 31, 2019
(in thousands, except share and per share data)

3.     Summary of Significant Accounting Policies (cont.)

time such temporary differences are expected to reverse. A valuation allowance is provided for deferred tax assets if it is more likely than not that the Company will not realize those tax assets through future operations. The carrying value of deferred tax assets reflects an amount that is more likely than not to be realized.

The Company utilizes the guidance in ASC 740-10, Income Taxes, to account for uncertain tax positions. ASC 740-10 contains a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the positions will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount which is more likely than not of being realized and effectively settled. The Company considers many factors when evaluating and estimating its tax positions and tax benefits, which may require periodic adjustments and which may not accurately forecast actual outcomes.

The Company recognizes interest and penalties on unrecognized tax benefits as a component of income tax expense. There were no interest or penalties for the year ended December 31, 2019.

Net Loss Per Share Attributable to Ordinary Stockholders

The Company has one class of participating security (Class B Convertible Preferred Stock) issued and outstanding as of December 31, 2019. Losses are not attributed to the participating security as the Class B Convertible Preferred stockholders are not contractually obligated to share in the Company’s losses. The participation rights are contingent on the redemption of the Redeemable Preferred Stock, which has not been satisfied as of December 31, 2019.

Basic net loss attributable to ordinary stockholders per share is calculated by dividing net loss attributable to ordinary stockholders by the weighted-average number of ordinary shares outstanding.

Diluted net loss per share attributable to ordinary stockholders adjusts the basic net loss per share attributable to ordinary stockholders and the weighted-average number of shares of ordinary stock outstanding for the potentially dilutive impact of stock options, using the treasury stock method.

Because the Company reported net losses for all periods presented, all potentially dilutive ordinary stock equivalents are antidilutive for those periods and have been excluded from the calculation of net loss per share.

The following table presents the number of anti-dilutive shares excluded from the calculation of diluted net loss per share as of December 31, 2019:

2019
Stock-based compensation awards – employees	43,556,430
Stock-based compensation awards – non-employees	43,740,243
Redeemable Preferred Stock	470,588,235
Class B Convertible Preferred Stock	600,000,000
Total	1,157,884,908

Segments

Operating segments are defined as components of an entity for which separate financial information is available and that is regularly reviewed by the Chief Operating Decision Maker (“CODM”) in deciding how to allocate resources to an individual segment and in assessing performance. The Company’s CODM is its Chief Executive Officer. The Company has determined that it operates in one operating segment and one reportable segment, as the CODM reviews financial information presented on a consolidated basis for purposes of making

FF Intelligent Mobility Global Holdings Ltd.
Notes to Consolidated Financial Statements
December 31, 2019
(in thousands, except share and per share data)

3.     Summary of Significant Accounting Policies (cont.)

operating decisions, allocating resources, and evaluating financial performance. Substantially all of the Company’s consolidated operating activities, including its long-lived assets, are located within the United States of America. Given the Company’s pre-revenue operating stage, it currently has no concentration exposure to products, services or customers.

Recently Adopted Accounting Pronouncements

In January 2016, the Financial Accounting Standards Board (“FASB”) issued ASU 2016-01, Recognition and Measurement of Financial Assets and Financial Liabilities (Subtopic 825-10) (“ASU 2016-01”). The standard provides guidance for the recognition, measurement, presentation and disclosure of financial instruments. This guidance is effective for fiscal periods beginning after December 15, 2018. The Company adopted ASU 2016-01 on January 1, 2019. The Company has evaluated the effect that ASU 2016-01 had on its consolidated financial statements, and has determined that the adoption did not have a material impact.

In August 2016, the FASB issued ASU 2016-15, Classification of Certain Cash Receipts and Cash Payments (Topic 230) (“ASU 2016-15”). The standard provides guidance on eight specific cash flow issues, including debt prepayment or debt extinguishment costs. ASU 2016-15 is effective for fiscal years beginning after December 15, 2018, and the amendments should be applied using the retrospective transition method to each period presented. The Company adopted ASU 2016-15 on January 1, 2019. The Company has evaluated the effect that ASU 2016-15 had on its consolidated financial statements, and has determined that the adoption did not have a material impact.

In June 2018, the FASB issued ASU No. 2018-07, Compensation - Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting (“ASU 2018-07”). This amendment expands the scope of Topic 718, Compensation — Stock Compensation to include share-based payments issued to nonemployees for goods or services. Consequently, the accounting for share-based payments to nonemployees and employees is substantially aligned. ASU 2018-07 supersedes Subtopic 505-50, Equity — Equity-Based Payments to Non-Employees and is effective for fiscal years beginning after December 15, 2019. Early adoption of ASU 2018-07 is permitted and should be applied on a prospective basis. The Company adopted ASU 2018-07 on January 1, 2019; however, the standard did not have a material impact on the Company’s consolidated financial statements.

Recently Issued Accounting Pronouncements Not Yet Adopted

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606). The core principle of the ASU is that an entity should recognize revenue for the transfer of goods or services equal to the amount that it expects to be entitled to receive for those goods or services. The ASU requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments. In June 2020, the FASB issued ASU No 2020-05 which permitted certain entities that have not yet issued their financial statements to further defer the effective date of Topic 606. The Company currently does not have contracts with customers. The Company will need to evaluate the impact that Topic 606 will have on contracts with customers at the point at which the Company begins to sell its electric vehicles.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842) (“ASU 2016-02”), which outlines a comprehensive lease accounting model that supersedes the current lease guidance. The new guidance requires lessees to recognize lease liabilities and corresponding right-of-use assets for all leases with lease terms of greater than 12 months. It also changes the definition of a lease and expands the disclosure requirements of lease arrangements. In July 2018, the FASB issued ASU 2018-11, which provides the option of an additional transition method that allows entities to initially apply the new lease guidance at the adoption date and recognize a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. In June 2020,

FF Intelligent Mobility Global Holdings Ltd.
Notes to Consolidated Financial Statements
December 31, 2019
(in thousands, except share and per share data)

3.     Summary of Significant Accounting Policies (cont.)

the FASB issued ASU No 2020-05 that delayed the effective date of Topic 842 to fiscal years beginning after December 15, 2021. The Company is currently evaluating the impact the adoption of this standard will have on its consolidated financial statements.

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820) (“ASU 2018-13”), which modifies, removes and adds certain disclosure requirements on fair value measurements based on the FASB Concepts Statement, Conceptual Framework for Financial Reporting — Chapter 8: Notes to Financial Statements. The ASU is effective for all entities for fiscal years beginning after December 15, 2019. The amendments on changes in unrealized gains and losses, the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements and the narrative description of measurement uncertainty should be applied prospectively for only the most recent annual period presented in the initial fiscal year of adoption. All other amendments should be applied retrospectively to all periods presented upon their effective date. Early adoption is permitted. The Company does not anticipate the adoption of this ASU will have a material impact on its consolidated financial statements.

In August 2018, the FASB issued ASU 2018-15, Intangibles — Goodwill and Other — Internal-Use Software (Subtopic 350-40) (“ASU 2018-15”), which aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software (and hosting arrangements that include an internal-use software license). The amendments in this update are effective for fiscal periods beginning after December 15, 2020. Early adoption is permitted. The Company is currently evaluating the impact the adoption of this standard will have on its consolidated financial statements.

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes (“ASU 2019-12”). This amendment was issued to simplify the accounting for income taxes by removing certain exceptions for recognizing deferred taxes, performing intraperiod allocation, and calculating income taxes in interim periods. Further, ASU 2019-12 adds guidance to reduce complexity in certain areas, including recognizing deferred taxes for tax basis goodwill and allocating taxes to members of a consolidated group. ASU 2019-12 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2020. The Company is currently evaluating the impact the adoption of this standard will have on its consolidated financial statements.

In August 2020, the FASB issued ASU 2020-06, Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity. The ASU simplifies the accounting for convertible instruments by removing certain separation models in ASC 470- 20, Debt — Debt with Conversion and Other Options, for convertible instruments. The ASU updates the guidance on certain embedded conversion features that are not required to be accounted for as derivatives under Topic 815, Derivatives and Hedging, or that do not result in substantial premiums accounted for as paid-in capital, such that those features are no longer required to be separated from the host contract. The convertible debt instruments will be accounted for as a single liability measured at amortized cost. Further, the ASU made amendments to the EPS guidance in Topic 260 for convertible instruments, the most significant impact of which is requiring the use of the if-converted method for diluted EPS calculation, and no longer allowing the net share settlement method. The ASU also made revisions to Topic 815-40, which provides guidance on how an entity must determine whether a contract qualifies for a scope exception from derivative accounting. The amendments to Topic 815-40 change the scope of contracts that are recognized as assets or liabilities. The ASU is effective for interim and annual periods beginning after December 15, 2023, with early adoption permitted. Adoption of the ASU can either be on a modified retrospective or full retrospective basis. The Company is currently evaluating the impact the adoption of this standard will have on its consolidated financial statements.

FF Intelligent Mobility Global Holdings Ltd.
Notes to Consolidated Financial Statements
December 31, 2019
(in thousands, except share and per share data)

4.     Fair Value of Financial Instruments

Related Party Notes Payable and Notes Payable at Fair Value

The Company entered into a Term Loan Agreement (“TLA”) with BL Mobility Fundco, LLC as the lender, and Birch Lake Fund Management, LP as the agent and collateral agent and a Note Purchase Agreement (“NPA”) with certain lenders identified therein, U.S. Bank National Association, as the notes agent, and Birch Lake Fund Management, LP as the collateral agent both dated as of April 29, 2019. See Notes 8 and 9. The Company has elected to measure these notes using the fair value option under ASC 825 because the embedded liquidation premiums with conversion rights represent an embedded derivative and would require bifurcation and fair value measurement if this election was not made. The Company will record any changes in fair value within change in fair value measurement of related party notes payable and notes payable on the consolidated statement of operations and comprehensive loss. Fair value measurements associated with the related party notes payable and notes payable represent Level 3 valuations under the fair value hierarchy. The Company employed the yield method to value the related party notes payable and notes payable. This valuation method uses a discounted cash flow analysis, estimating the expected cash flows for the debt instrument and then discounting them at the market yield. The market yield is determined using external market yield data, including yields exhibited by publicly traded bonds by S&P credit rating as well as the borrowing rates of guideline public companies.

During the year ended December 31, 2019, the Company recognized $3,410 and $11,773 due to the changes in fair value of the related party notes payable and notes payable, respectively, which was recorded in change in fair value measurement of related party notes payable and notes payable on the consolidated statement of operations and comprehensive loss.

During the year ended December 31, 2019, the Company settled the TLA by paying the outstanding principal of $15,000 and the liquidation premium of $6,668.

Put Option

Pursuant to two put agreements entered into in 2015 (the “Put Agreements”), the Company may have been required to purchase up to 20,325,016 shares of Easy Go, Inc. (“Easy Go”), a company that operates a ride share platform in China, from certain shareholders of Easy Go in exchange for aggregate consideration ranging from approximately $232,700 to $290,900 depending on whether the put arrangements are settled for cash or shares of the Company. As of January 2019, all Put Agreements expired unexercised, resulting in the final remeasurement and removal of the put option liabilities. At the time of execution, Easy Go and other entities that held Easy Go shares subject to the Put Agreements were affiliated with the Company’s founder and former CEO through common ownership interests and accordingly, the Put Agreements are related party transactions.

The Put Agreements constituted freestanding written put options that were accounted for at fair value with changes in fair value recorded in gain on expiration of put option on the consolidated statement of operations and comprehensive loss. Fair value measurements associated with the Put Agreements represented Level 3 valuations under the fair value hierarchy. The Company utilized the probability weighted expected return method to value the Put Agreements, based on the estimated potential liability under different scenarios, assumed probabilities of exercise, and assumed probability of settlement in stock or cash. Because the Put Agreements effectively represented the exchange of cash and share ownership of the Company for shares of Easy Go, the underlying fair value of the equity of the Company and Easy Go, as well as the probabilities associated with likelihood of exercise most significantly impact the value of the Put Agreements. The determination of fair value associated with the equity of both the Company and Easy Go are subject to a number of various assumptions given such shares do not trade in active markets. However, the Company utilized recent third party sales of the equity securities of Easy Go in determining the inputs to the valuation model. The Company believes that such inputs represent objective and reliable indications of value. Probabilities associated with the likelihood of exercise were determined based upon an evaluation of the operating activities, growth, liquidity, achievement of milestones and other factors associated with Easy Go and the Company.

FF Intelligent Mobility Global Holdings Ltd.
Notes to Consolidated Financial Statements
December 31, 2019
(in thousands, except share and per share data)

4.     Fair Value of Financial Instruments (cont.)

The Put Agreements expired unexercised during 2019, therefore the Company is no longer subject to the rights and obligations as specified by the Put Agreements.

The change in fair value due to the expiration of the Put Agreements resulted in a gain of $43,239 recorded in gain on expiration of put option on the consolidated statement of operations and comprehensive loss for the year ended December 31, 2019.

Recurring Fair Value Measurement

Financial assets and financial liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The following table presents financial assets and liabilities remeasured on a recurring basis as of December 31, 2019, by level within the fair value hierarchy:

	Level 1	Level 2	Level 3
Related party notes payable	$—	$—	$21,522
Notes payable	—	—	32,222
The9 Conditional Obligation	—	—	5,000

The carrying amounts of the Company’s financial assets and liabilities, including cash, restricted cash, deposits, and accounts payable approximate fair value because of their short-term nature or contractually defined value.

The following table summarizes the activity of the Level 3 fair value measurements:

	Related Party Notes Payable at Fair Value	Notes Payable at Fair Value	Put Option	The9 Conditional Obligation
Balance as of December 31, 2018	$—	$—	$43,239	$—
Proceeds	18,112	42,117	—	5,000
Changes in fair value	3,410	11,773	—	—
Settlements/expiration	—	(21,668)	(43,239)	—
Balance as of December 31, 2019	$21,522	$32,222	$—	$5,000

5.     Deposits and Other Current Assets

Deposits and other current assets consist of the following as of December 31:

2019
Deposits
Deposits for tooling and equipment	$3,385
Other deposits	1,779
Total deposits	$5,164

Other current assets
Notes receivable	$3,640
Due from affiliate	2,715
Prepaid expenses	961
Other current assets	3,199
Total other current assets	$10,515

FF Intelligent Mobility Global Holdings Ltd.
Notes to Consolidated Financial Statements
December 31, 2019
(in thousands, except share and per share data)

6.     Property and Equipment, Net

Property and equipment, net, consists of the following as of December 31:

2019
Land	$13,043
Buildings	21,891
Building improvements	8,940
Computer hardware	4,058
Machinery and equipment	5,375
Vehicles	583
Computer software	7,095
Leasehold improvements	298
Construction in process	247,133
Less: Accumulated depreciation and amortization	(15,890)
Total property and equipment, net	$292,526

The Company’s construction in process is primarily related to the construction of tooling, machinery and equipment for the Company’s production facility in Hanford, California. Tooling, machinery and equipment are either complete and held at Company facilities, primarily the Hanford plant, or in-progress and held at the vendor’s location until the tooling, machinery and equipment is completed. Of the $247,133 of CIP, $40,309 is held at Company facilities and $206,824 is held at vendor locations. The Company recorded $1,997 of interest expense related to CIP held at vendor locations during the year ended December 31, 2019.

Depreciation and amortization expense totaled $5,188 for the year ended December 31, 2019. Depreciation and amortization expense is classified as $311 within research and development and $4,877 within general and administrative, respectively, on the consolidated statement of operations and comprehensive loss.

The Company has capital leases in Hanford, California for its main production facility and Gardena, California for its headquarters. See Note 9. Capital leases of $43,874 have been capitalized within property and equipment as land, buildings, and building improvements. Accumulated depreciation is $3,592 as of December 31, 2019.

The Company recognized $4,843 related to losses on the disposal of property and equipment in loss on disposal of property and equipment on the consolidated statement of operations and comprehensive loss during the year ended December 31, 2019. Land and related improvements for property owned in Las Vegas, Nevada classified as held for sale of $29,038 was sold in 2019 for a total of $16,900, which resulted in a $12,138 loss on disposal recognized in loss on disposal of asset held for sale on the consolidated statement of operations and comprehensive loss. The Company originally purchased the 900-acre plot of land in Nevada in 2015 to build a manufacturing facility, when the Company, at the time, planned to qualify for a tax incentive package. Subsequently, a strategic business decision was made to lease a pre-built factory, which would allow the Company to accelerate the progression of its vehicle to market.

In 2017, land use rights were granted by the government of Zhejiang (China) for use of a parcel of land located in the city of Moganshan, based on multiple conditions, including a minimum investment in the construction of a facility of $500,000 and the commencement of construction work before December 31, 2017. The land use rights were recorded at cost as an intangible asset and amortized over a life of 50 years. The Company recognized amortization expense of $735 in general and administrative on the consolidated statement of operations and comprehensive loss during the year ended December 31, 2019. In addition, the Company had recorded a corresponding liability related to the receipt of a government grant to develop the land equal to 90% of the initial value of the lease.

FF Intelligent Mobility Global Holdings Ltd.
Notes to Consolidated Financial Statements
December 31, 2019
(in thousands, except share and per share data)

6.     Property and Equipment, Net (cont.)

During the year ended December 31, 2019, the Company did not meet all requirements necessary to comply with the agreement; therefore, the land use rights reverted back to the government of Zhejiang. The Company recognized a gain of $11,467 recorded in gain on cancellation of land use rights on the consolidated statement of operations and comprehensive loss during the year ended December 31, 2019.

7.     Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consist of the following as of December 31:

2019
Accrued expenses and other current liabilities
Accrued payroll and benefits	$16,717
Accrued legal contingencies	3,305
Capital lease, current portion	1,661
Deferred rent, current portion	174
Tooling, machinery and equipment received not invoiced	1,389
Deposits from customers	14,923
Other current liabilities	10,096
$48,265

8.     Related Party Notes Payable

The Company has been primarily funded by notes payable and capital contributions from related parties of the Company. As detailed below, these related parties include employees as well as affiliates and other companies controlled by the Company’s founder and former CEO.

Related party notes payable consists of the following as of December 31, 2019:

Note Name	Contractual Maturity Date	Contractual Interest Rates	Unpaid Balance as of December 31, 2019	Fair Value Measurement Adjustment	0% Coupon Discount	Net Carrying Value Year Ended December 31, 2019
Related party note(1)	December 31, 2020	12.00%	$215,940	$—	$—	$215,940
Related party note(2)	Due on Demand	0% coupon, 10.00% imputed	24,399	—	(3,557)	20,842
Related party note(3)	Due on Demand	15.00%*	10,000	—	—	10,000
Related party notes – NPA tranche(4)	May 31, 2020	10.00%	18,112	3,410	—	21,522
Related party notes – China(5)	Due on Demand	18.00%*	8,601	—	—	8,601
Related party notes – China various other(6)	Due on Demand	0% coupon, 10.00% imputed	6,125	—	(607)	5,518
Related party notes – Other(7)	December 31, 2020	6.99%	4,160	—	—	4,160
			$287,337	$3,410	$(4,164)	$286,583

____________

*        Rate as of December 31, 2019, see footnotes for further discussion.

(1)      During 2016, Faraday & Future (HK) Limited and Leview Mobile (HK) Ltd. provided the Company with cash contributions for a total of $278,866. Faraday & Future (HK) Limited and Leview Mobile (HK) Ltd. are controlled by the Company’s founder and former CEO. On March 30, 2018, the cash funding was restructured via an agreement in the form of notes payable bearing an annual interest rate of 12.00% and maturing on December 31, 2020. The notes payable are unsecured and there are no covenants associated with these notes payable. Subsequent to December 31, 2019, the related party lenders and borrowers consolidated these notes payable into a newly created related party entity to refinance the notes payable, see Note 16 Subsequent Events for further discussion.

FF Intelligent Mobility Global Holdings Ltd.
Notes to Consolidated Financial Statements
December 31, 2019
(in thousands, except share and per share data)

8.     Related Party Notes Payable (cont.)

Faraday & Future (HK) Limited

Faraday & Future (HK) Limited provided an aggregate principal loan in the total sum of $212,007 to the Company as part of an agreement on March 30, 2018. On June 27, 2019, the Company entered into a debt cancellation agreement for a portion of the note payable with Faraday & Future (HK) effective January 1, 2019 and simultaneously the note payable was assumed by a third-party lender. The agreement cancelled $48,374 of principle and $5,805 of unpaid interest due to Faraday & Future (HK). There was no loss or gain on the extinguishment of debt due to the net carrying amount of the note payable extinguished being equivalent to the reacquisition price of the new note payable. See Note 9 Notes Payable (1).

The Company made no principal or interest payments during the year ended December 31, 2019. The outstanding principal and accrued interest as of December 31, 2019 was $149,081 and $19,657, respectively. The Company recorded interest expense for the year ended December 31, 2019 of $17,889.

Leview Mobile (HK) Ltd

Leview Mobile (HK) Ltd. provided an aggregate principal loan in the total sum of $66,859 to the Company as part of an agreement on March 30, 2018. The Company made no principal or interest payments during the year ended December 31, 2019. The outstanding principal and accrued interest as of December 31, 2019 was $66,859 and $16,046, respectively. The Company recorded interest expense for the year ended December 31, 2019 of $8,023.

(2)      Between December 2017 and July 2018, the Company executed several notes payable agreements with Beijing Bairui Culture Media Co., Ltd. (“Bairui”) for total principal of $27,329. Bairui was previously controlled by the Company’s founder and former CEO. Each note payable matures one year after its issuance and as of December 31, 2019, these notes payable were in default. The notes payable bear interest of 0% per annum. The notes payable are unsecured and there are no covenants associated with these notes payable. During the year ended December 31, 2019, Bairui forgave $2,487 of the outstanding notes payable.

Due to the notes payable having below market interest rates, the Company imputed interest upon entering into the notes payable resulting in a notes payable discount and a capital contribution due to the related party nature of the arrangement. During the year ended December 31, 2019, the Company recognized interest expense of $3,476 related to the accretion of the discount. As of December 31, 2019, the unamortized discount was $3,557.

The Company made no principal payments during the year ended December 31, 2019. The outstanding principal as of December 31, 2019 was $24,399 and an unrealized foreign currency gain of $443 was recorded upon re-measurement. Subsequent to December 31, 2019, the related party lenders and borrowers consolidated these notes into a related party entity to refinance the notes, see Note 16 Subsequent Events.

(3)      On January 28, 2019 and February 1, 2019, the Company borrowed $7,000 and $3,000, respectively from Evergrande Health Industry Group Limited (“China Evergrande”). China Evergrande is an affiliate of a significant shareholder of the Company. The notes payable matured on the earlier of June 30, 2019 or $100,000 equity financing and were in default as of December 31, 2019. The notes payable bear interest at an annual rate of 10.00% if repaid by June 30, 2019, and increases to 15.00% per annum thereafter. The notes payable are unsecured and there are no covenants associated with these notes payable. The Company made no principal or interest payments during the year ended December 31, 2019. The outstanding principal and accrued interest as of December 31, 2019 was $10,000 and $1,228, respectively. The Company recorded interest expense for the year ended December 31, 2019 of $1,228.

(4)      In November 2018, the Company entered into a note payable with an employee for total principal of $1,650. The note payable had an original maturity of November 30, 2019 and bore interest at 8.99% per annum. This note was subsequently cancelled and the outstanding principal and accrued interest totaling $1,650 was contributed to the Note Purchase Agreement (“NPA”) executed on April 29, 2019. The note payable was extinguished and no loss or gain was recognized since the net carrying amount of the note payable equaled the reacquisition price of the note payable.

FF Intelligent Mobility Global Holdings Ltd.
Notes to Consolidated Financial Statements
December 31, 2019
(in thousands, except share and per share data)

8.     Related Party Notes Payable (cont.)

In May 2019, the Company executed a joinder agreement to the NPA with an employee for a convertible note payable with total principal of $1,650. The note payable matures on May 31, 2020 and the interest rate, collateral, and covenants are the same as the NPA. Upon both a Preferred Stock Offering and prepayment notice by the holder or the maturity date of the notes payable, the holder of the note payable may elect to convert all of the outstanding principal and accrued interest of the note payable plus a 20.00% premium into shares of preferred stock issued in the Preferred Stock Offering. See Note 4 Fair Value of Financial Instruments. The Company elected the fair value option for this note payable. The fair value of the note payable was $1,961 as of December 31, 2019.

The Company made no principal or interest payments during the year ended December 31, 2019. The outstanding principal and accrued interest as of December 31, 2019 was $1,650 and $30, respectively. The Company recorded interest expense for the year ended December 31, 2019 of $30.

On April 29, 2019, the Company executed the NPA with U.S. Bank National Association, as the notes agent, and Birch Lake Fund Management, LP as the collateral agent. The aggregate principal amount that may be issued under the NPA is $200,000. All obligations due under the NPA bear interest of 10% per annum and are collateralized by a first lien, with second payment priority, on virtually all tangible and intangible assets of the Company. The NPA contains non-financial covenants and as of December 31, 2019, the Company was not in compliance with all covenants. See Note 9 Notes Payable (2).

In July 2019, the Company executed a joinder agreement to the NPA with a company owned by an employee for a convertible note payable with total principal of $16,462. The note payable matures on May 31, 2020 and the interest rate, collateral, and covenants are the same as the NPA. Upon both a Preferred Stock Offering and prepayment notice by the holder or the maturity date of the notes payable, the holder of the note payable may elect to convert all of the outstanding principal and accrued interest of the note payable plus a 20.00% premium into shares of preferred stock issued in the Preferred Stock Offering. See Note 4 Fair Value of Financial Instruments. The Company elected the fair value option for this note payable. The fair value of the note payable was $19,561 as of December 31, 2019.

The Company made no principal or interest payments during the year ended December 31, 2019. The outstanding principal and accrued interest as of December 31, 2019 was $16,462 and $828, respectively. The Company recorded interest expense for the year ended December 31, 2019 of $828.

Subsequent to December 31, 2019, the NPA note maturity date was extended to June 30, 2021.

(5)      In April 2017, the Company executed two separate note payable agreements with Chongqing Leshi Small Loan Co., Ltd. (“Chongqing”), for total principal of $8,742. Chongqing is controlled by the Company’s founder and former CEO and is a small banking institution. The notes payable matured on April 16, 2018 have no covenants and are unsecured. The notes bore interest during the note term at 12.00% per annum. As the notes are in default as of December 31, 2019, the outstanding balance is subject to an 18.00% interest rate per annum.

The Company made no principal or interest payments during the year ended December 31, 2019. The outstanding principal and accrued interest as of December 31, 2019 was $8,601 and $4,542, respectively. The Company recorded interest expense for the year ended December 31, 2019 of $2,201.

(6)      The Company issued 0% interest notes with various related parties.

•        In April 2017, the Company entered into a $728 note payable with an employee. The note matured on October 2, 2017 and bears interest at 0% per year. The note has no covenants and is unsecured. The notes payable were in default as of December 31, 2019.

Due to the note payable having an interest rate below market rates, the Company imputed interest upon entering into the note payable resulting in a note payable discount and a capital contribution due to the related party nature of the arrangement. During the year ended December 31, 2019, the Company recognized interest expense of $65 related to the accretion of the discount. As of December 31, 2019, the unamortized discount was $105.

FF Intelligent Mobility Global Holdings Ltd.
Notes to Consolidated Financial Statements
December 31, 2019
(in thousands, except share and per share data)

8.     Related Party Notes Payable (cont.)

The Company made no principal payments during the year ended December 31, 2019. The outstanding principal as of December 31, 2019 was $717 and an unrealized foreign currency gain of $11 was recorded upon re-measurement as of December 31, 2019.

Subsequent to December 31, 2019, the maturity date for this note was extended to June 30, 2021.

•        In 2018, the Company entered into a $700 note payable with an employee. The note is payable on demand and bears interest at 0% per year. The note has no covenants and is unsecured. The note payable was in default as of December 31, 2019.

The Company made no principal payments during the year ended December 31, 2019. The outstanding principal as of December 31, 2019 was $689 and an unrealized foreign currency gain of $11 was recorded upon re-measurement as of December 31, 2019.

Due to the note payable having an interest rate below market rates, the Company imputed interest upon entering into the note payable resulting in a debt discount and a capital contribution due to the related party nature of the arrangement. During the year ended December 31, 2019, the Company recognized interest expense of $31 related to the accretion of the debt discount. As of December 31, 2019, the unamortized debt discount was $50.

•        The Company has various other unsecured related party borrowings totaling $4,797. These borrowings do not have stated terms or a stated maturity date. The Company was in default on these notes payable as of December 31, 2019.

Due to the notes payable having below market interest rates, the Company imputed interest upon entering into the notes payable resulting in a debt discount and a capital contribution due to the related party nature of the arrangement. During the year ended December 31, 2019, the Company recognized interest expense of $282 related to the accretion of the debt discount. As of December 31, 2019, the unamortized debt discount was $452.

The Company made no principal payments during the year ended December 31, 2019. The outstanding principal as of December 31, 2019 was $4,719 and an unrealized foreign currency gain of $77 was recorded upon re-measurement as of December 31, 2019.

(7)      In November 2019 and December 2019, the Company executed three notes payable with an affiliated company for total principal of $4,160. The notes payable mature on December 31, 2020 and bear interest at 6.99%.

The Company made no principal or interest payments during the year ended December 31, 2019. The outstanding principal and accrued interest as of December 31, 2019 was $4,160 and $20, respectively. The Company recorded interest expense for the year ended December 31, 2019 of $20. Subsequent to December 31, 2019, the maturity date of these notes payable was extended to June 30, 2021.

The following related party notes were paid in full during the year ended December 31, 2019:

In December 2018, two employees provided the Company with temporary cash advances $1,500. These borrowings did not have stated terms, no stated interest rate, or stated maturity date. Both loans were repaid on February 6, 2019.

The estimated fair value, using inputs from Level 3 under the fair value hierarchy, of the Company’s related party notes payable not carried at fair value is $270,690 as of December 31, 2019.

Schedule of Principal Maturities of Related Party Notes Payable

The future scheduled principal maturities of related party notes payable as of December 31, 2019 were as follows:

Years ending December 31,
Payable on demand	$49,125
2020	238,212
$287,337

FF Intelligent Mobility Global Holdings Ltd.
Notes to Consolidated Financial Statements
December 31, 2019
(in thousands, except share and per share data)

9.     Notes Payable

Notes payable consist of the following as of December 31, 2019:

Note Name	Contractual Maturity Date	Contractual Interest Rates	Unpaid Balance as of December 31, 2019	Fair Value Measurement Adjustment	Net Carrying Value Year Ended December 31, 2019
Third-party note(1)	Repayment in 10% increments contingent on a specified fundraising event	12.00%	$53,185	$—	$53,185
Third-party notes – NPA tranche(2)	May 31, 2020	10.00%	26,218	4,935	31,153
Third-party notes – NPA tranche(2)	March 6, 2020	10.00%	900	169	1,069
Third-party notes(3)	December 31, 2019	12.00%	12,100	—	12,100
Third-party notes(3)	Due on Demand	12.00%	7,000	—	7,000
Third-party notes(4)	December 31, 2019	1.52%	4,400	—	4,400
Third-party notes(4)	July 1, 2020	8.99%	2,240	—	2,240

Third-party notes – China various other(5)	Due on Demand	9.00%	3,440	—	3,440
Third-party notes – China various other(5)	Various Dates 2020	6.00%	3,155	—	3,155
Third-party notes – China various other(5)	Due on Demand	0.00%	4,300	—	4,300
Third-party notes – various other notes(6)	Repayment upon new equity or debt financing in an aggregate amount exceeding $50,000	8.99%	500	—	500
Third-party notes – various other notes(6)	Due on Demand	6.99%	180	—	180
Third-party notes – various other notes(6)	June 3, 2020	6.99%	2,700	—	2,700
Third-party notes – various other notes(7)	December 31, 2019	2.86%	1,500	—	1,500
			$121,818	$5,104	$126,922

____________

(1)     In January 2019 upon extinguishment of a portion of the Faraday and Future (HK) Limited debt, the Company borrowed $54,179 through a note payable from a Chinese lender. The note payable matures on December 31, 2020 or in 10% increments of both principal and corresponding interest within 30 days of each $100 million equity or debt financing, bears interest of 12.00% per annum, has no covenants, and is unsecured. The Company made no principal or interest payments during the year ended December 31, 2019. The outstanding principal and accrued interest as of December 31, 2019 was $53,185 and $6,382, respectively, and an unrealized foreign currency gain of $994 was recorded upon re-measurement as of December 31, 2019. The Company recorded interest expense for the year ended December 31, 2019 of $6,382. Subsequent to December 31, 2019, this note payable was consolidated with other notes payable into a related party entity to refinance the notes. See Note 16 Subsequent Events.

FF Intelligent Mobility Global Holdings Ltd.
Notes to Consolidated Financial Statements
December 31, 2019
(in thousands, except share and per share data)

9.     Notes Payable (cont.)

(2)      Between November and December 2018, the Company borrowed $11,100 through notes payable from a U.S. based investment firm. The notes originally matured on December 31, 2019 or on the date that the Company received any new equity or debt financing in an amount exceeding $6,000 and bore interest of 8.99% per annum. The Company made repayments of $3,000 during the year ended December 31, 2019. In April 2019, these notes payable were cancelled, and the outstanding principal and accrued interest of $8,100 and $481, respectively, was contributed to the NPA executed on April 29, 2019. No loss or gain was recognized on contribution as the net carrying amount of the notes payable equaled the reacquisition price.

In April 2019, the Company executed a joinder agreement to the NPA with a U.S. based investment firm for a convertible note payable with total principal of $8,581. The convertible note payable matures on May 31, 2020. The interest rate, collateral, and covenants are the same as the NPA. Upon both a Preferred Stock Offering and prepayment notice by the holder or the maturity date of the notes payable, the holder of the note payable may elect to convert all of the outstanding principal and accrued interest of the note payable plus a 20% premium into shares of preferred stock issued in the Preferred Stock Offering.

The Company elected the fair value option for this note payable. The fair value of the note payable was $10,198 as of December 31, 2019.

The Company made no principal or interest payments during the year ended December 31, 2019. The outstanding principal and accrued interest as of December 31, 2019 was $8,581 and $557, respectively. The Company recorded interest expense for the year ended December 31, 2019 of $557.

Subsequent to December 31, 2019, the NPA note maturity date for all notes was extended to June 30, 2021.

The below notes in this section each contain a conversion feature. Upon both a Preferred Stock Offering and prepayment notice by the holder or the maturity date of the notes payable, the holder of the note payable may elect to convert all of the outstanding principal and accrued interest of the note payable plus a 20% premium into shares of preferred stock issued in the Preferred Stock Offering. See Note 4 Fair Value of Financial Instruments. The note payable is collateralized by virtually all tangible and intangible assets of the Company. The NPA contains non-financial covenants and as of December 31, 2019, the Company was not in compliance with all covenants.

Between June and August 2019, the Company borrowed $17,637 through notes payable under the NPA. The notes mature on May 31, 2020 and bear interest of 10% per annum.

The Company elected the fair value option for these notes payable. The fair value of the notes payable were $20,956 as of December 31, 2019.

The Company made no principal or interest payments during the year ended December 31, 2019. The outstanding principal and accrued interest as of December 31, 2019 was $17,637 and $879, respectively. The Company recorded interest expense for the year ended December 31, 2019 of $879.

In May 2019, the Company borrowed $900 through a note payable from a U.S. based investment firm under the NPA. The note payable matures on March 6, 2020 and bore interest of 10% per annum

The fair value of the note payable was $1,069 as of December 31, 2019.

The Company made no principal or interest payments during the year ended December 31, 2019. The outstanding principal and accrued interest as of December 31, 2019 was $900 and $42, respectively. The Company recorded interest expense for the year ended December 31, 2019 of $42.

Subsequent to December 31, 2019, the NPA note maturity date for all notes was extended to June 30, 2021.

(3)      The Company issued the following notes with an interest rate of 12.00% per annum.

In December 2016, FF borrowed $10,000 through notes payable issued by a U.S. based investment firm. The notes mature on December 31, 2019, have no covenants and are unsecured. As of December 31, 2019, this note payable was in default. FF converted $600 of accrued interest into the principal balance of the notes payable and made $600 of interest payments

FF Intelligent Mobility Global Holdings Ltd.
Notes to Consolidated Financial Statements
December 31, 2019
(in thousands, except share and per share data)

9.     Notes Payable (cont.)

during the year ended December 31, 2019. The outstanding principal and accrued interest as of December 31, 2019 was $10,600 and $72, respectively. FF recorded interest expense for the year ended December 31, 2019 of $1,272. Subsequent to December 31, 2019, the maturity date of this note payable was extended to June 30, 2021.

In December 2016, the Company borrowed $1,500 through a note payable from a U.S. based investment firm. The note matures on December 31, 2019, has no covenants and is unsecured. The Company made no principal or interest payments during the year ended December 31, 2019. The outstanding principal and accrued interest as of December 31, 2019 was $1,500 and $204, respectively. The Company recorded interest expense for the year ended December 31, 2019 of $204. Subsequent to December 31, 2019, the maturity date of this note payable was extended to June 30, 2021.

In June 2016, the Company borrowed $20,000 through a note payable from a U.S. based investment firm. The note matures on October 15, 2019, has no covenants and is unsecured. The Company made principal payments of $13,000 in 2018. As of December 31, 2019, this note payable was in default. The Company made no principal or interest payments during the year ended December 31, 2019. The outstanding principal and accrued interest as of December 31, 2019 was $7,000 and $2,220, respectively. The Company recorded interest expense for the year ended December 31, 2019 of $840. Subsequent to December 31, 2019, the maturity date of this note payable was extended to June 30, 2021.

(4)      In July 2017, the Company borrowed $22,400 through a note payable from a U.S. based investment firm. The note matures on December 31, 2019, bears interest at 1.52% per annum, has no covenants and is unsecured. As of December 31, 2019, this note payable was in default. The Company made no principal or interest payments during the year ended December 31, 2019. The outstanding principal and accrued interest as of December 31, 2019 was $4,400 and $230, respectively. The Company recorded interest expense for the year ended December 31, 2019 of $50. Subsequent to December 31, 2019, the maturity date of this note payable was extended to June 30, 2021.

In December 2019, the Company borrowed an additional $2,240 through a note payable from Oceanview Drive Inc. The note matures on July 1, 2020, bears interest at 8.99% per annum, has no covenants and is unsecured. The Company made no principal or interest payments during the year ended December 31, 2019. The outstanding principal and accrued interest as of December 31, 2019 was $2,240 and $17, respectively. The Company recorded interest expense for the year ended December 31, 2019 of $17. Subsequent to December 31, 2019, the maturity date of this note payable was extended to June 30, 2021.

(5)      The Company issued notes with various third parties through operations in China.

In April 2017, the Company borrowed $3,496 through a note payable from a Chinese lender. The note matured on October 20, 2017, bears interest at 9.00% per annum, has no covenants and is unsecured. As of December 31, 2019, this note payable was in default. The Company made no principal or interest payments during the year ended December 31, 2019. The outstanding principal and accrued interest as of December 31, 2019 was $3,440 and $1,535, respectively, and an unrealized foreign currency gain of $56 was recorded upon re-measurement as of December 31, 2019. The Company recorded interest expense for the year ended December 31, 2019 of $635. Subsequent to December 31, 2019, the maturity date of this note payable was extended to June 30, 2021.

Between January 2019 and December 2019, the Company borrowed $11,515 through notes payable from a Chinese lender. The notes payable mature on January 16, 2020 and December 6, 2020, respectively, bear interest at 6% per annum, have no covenants and are unsecured. During the year ended December 31, 2019, the Company made principal payments of $8,155 resulting in a realized foreign currency gain of $205. The outstanding principal and accrued interest as of December 31, 2019 was $3,155 and $299, respectively, and an unrealized foreign currency gain of $1 was recorded upon re-measurement as of December 31, 2019. The Company recorded interest expense for the year ended December 31, 2019 of $303. Subsequent to December 31, 2019, the maturity date of these notes payable were extended to June 30, 2021.

In 2017 and 2018, Company borrowed $4,371 through notes payable from various Chinese lenders. The notes payable are payable on demand by the lenders, do not have a stated interest rate, have no covenants and are unsecured. As of December 31, 2019, these notes payable were in default. The Company made no principal or interest payments during the year ended December 31, 2019. The outstanding principal as of December 31, 2019 was $4,300, and an unrealized foreign currency gain of $71 was recorded upon re-measurement. The Company recorded no interest expense for the year ended December 31, 2019.

FF Intelligent Mobility Global Holdings Ltd.
Notes to Consolidated Financial Statements
December 31, 2019
(in thousands, except share and per share data)

9.     Notes Payable (cont.)

(6)      In March 2019, the Company borrowed $1,500 through a note payable from a U.S based investment firm. The note matures on March 6, 2020 or upon a new equity or debt financing in an aggregate amount exceeding $50,000, bears interest at 8.99% per annum, has no covenants and is unsecured. The Company made principal payments of $1,000 and no interest payments during the year ended December 31, 2019. The outstanding principal and accrued interest as of December 31, 2019 was $500, and $54, respectively. The Company recorded interest expense for the year ended December 31, 2019 of $54. Subsequent to December 31, 2019, the maturity date of this note payable was extended to June 30, 2021.

In June 2019, the Company borrowed $3,600 through a note payable from a U.S based investment firm. The note matured on July 5, 2019, bears interest at 2.99% per annum, has no covenants and is unsecured. The Company made principal payments of $3,600 and no interest payments during the year ended December 31, 2019. The outstanding principal and accrued interest as of December 31, 2019 was zero, and $4, respectively. The Company recorded interest expense for the year ended December 31, 2019 of $4.

In September 2019, the Company borrowed $180 through a note payable from a U.S based investment firm. The note matured December 1, 2019, bears interest at 6.99% per annum, has no covenants and is unsecured. As of December 31, 2019, this note payable was in default. The Company made no principal or interest payments during the year ended December 31, 2019. The outstanding principal and accrued interest as of December 31, 2019 was $180, and $4, respectively. The Company recorded interest expense for the year ended December 31, 2019 of $4.

In November 2019, the Company borrowed $2,700 through a note payable from a U.S based investment firm. The note matures on June 3, 2020, bears interest at 6.99% per annum, has no covenants and is unsecured. The Company made no principal or interest payments during the year ended December 31, 2019. The outstanding principal and accrued interest as of December 31, 2019 was $2,700, and $26, respectively. The Company recorded interest expense for the year ended December 31, 2019 of $26.

(7)      In October 2018, the Company borrowed $1,500 through a note payable from a U.S. based investment firm. The note matures on December 31, 2019, bears interest at 2.86% per annum, has no covenants and is unsecured. The Company made no principal or interest payments during the year ended December 31, 2019. The outstanding principal and accrued interest as of December 31, 2019 was $1,500 and $52, respectively. The Company recorded interest expense for the year ended December 31, 2019 of $43.

The following third-party notes were paid in full during the year ended December 31, 2019:

In May 2018, the Company borrowed $17,000 through a note payable from a U.S. based private commercial real estate lender. The note payable matured on May 22, 2019 and bore interest at 9.75% per annum. The Company’s headquarters property (“HQ”) in Gardena, California was pledged as collateral for this loan. On February 4, 2019, the Company entered into a Purchase and Sale Agreement (“PSA”) for the Company’s HQ with Atlas Capital Investors V, LP (“Atlas”) for a sale price of $29,000. The Company used the proceeds from the sale to settle the principal of $17,000 and accrued interest of $565. The Company recorded interest expense for the year ended December 31, 2019 of $565.

In March 2019, the Company leased the HQ back from Atlas for a term of three years, with an option to repurchase the HQ at any time prior to the expiration of the lease for a purchase price equal to the greater of $44,029 or the fair market value of the HQ, as determined in accordance with the lease. This transaction qualified as a failed sale leaseback given the Company’s option within the PSA to repurchase the HQ. The Company recognized a $29,000 financing obligation recorded in capital leases on the consolidated balance sheet. No gain or loss was record on the failed sale-leaseback. The Company continued to capitalize and depreciate the HQ long-lived asset. The ongoing lease payments to Atlas are recorded as reductions to the financing obligation and associated interest expense. The Company recorded interest expense of $1,435 during the year ended December 31, 2019.

On April 29, 2019, the Company borrowed $15,000 through the TLA with BL Mobility Fundco, LLC as the lender, and Birch Lake Fund Management, LP as the agent and collateral agent. The TLA matured on September 30, 2019. The obligations due under the TLA are collateralized by a first lien on virtually all tangible and intangible assets of the Company. The interest rate on the loan is 15.50%, 21.50% when in default, and the loan is subject to a liquidation preference premium of up to 63.50% of the original principal amount, of which the borrowers have the right to convert 30% into equity interests of the Company. The Company determined that this liquidation premium with conversion right represents an embedded derivative to be accounted for at fair value. See Note 4 Fair Value of Financial Instruments.

FF Intelligent Mobility Global Holdings Ltd.
Notes to Consolidated Financial Statements
December 31, 2019
(in thousands, except share and per share data)

9.     Notes Payable (cont.)

In October 2019, the Company paid the outstanding principal of $15,000 and $6,668 in loan exit costs to the lender upon extinguishment of the TLA. The Company recorded interest expense for the year ended December 31, 2019 of $213. The Company incurred $3,145 of issuance costs which, were expensed in interest expense during the year ended December 31, 2019.

In November 2018, the Company borrowed $4,200 through a note payable from a U.S. based lender. The note matured on November 8, 2019, bore interest at 13.00% per annum, had no covenants and the Company’s property in Las Vegas was pledged as collateral for this loan. The Company settled the note by paying $4,200 of principal and $420 of interest during the year ended December 31, 2019. The Company recorded interest expense for the year ended December 31, 2019 of $208.

The estimated fair value, using inputs from Level 3 under the fair value hierarchy, of the Company’s outstanding notes payable not carried at fair value is $94,590 as of December 31, 2019.

The future scheduled principal maturities of third-party debt as of December 31, 2019 are as follows:

Years ending December 31,
Payable on demand	$32,920
2020	88,898
$121,818

10.     Vendor Payables in Trust

On April 29, 2019, the Company announced the Faraday Vendor Trust Payable (“Vendor Trust”), which is intended to stabilize the Company’s supplier base by providing suppliers with the ability to exchange their unsecured trade receivables for secured trust interests (“Trade Receivable Repayment Agreement”). All obligations due under the Vendor Trust are collateralized by a first lien, with third payment priority, on virtually all tangible and intangible assets of the Company. The secured trust interests mature on the earlier of November 30, 2019 or upon default (“Maturity Date”). The applicable interest rate for the vendor trust principal balance is 6.00%. The secured trust interests bear daily non-compounding interest from the date of contribution. Payments are to be made in cash out of immediately available funds plus any accrued interest thereon, at the Maturity Date. The Company determined that the economic substance of the obligations under the Vendor Trust is an in-substance financing. As a result, the Company reported an operating cash outflow and financing cash inflow of $105,163 on the consolidated statement of cash flows.

A total of $105,163 of the Company’s trade payables have been contributed to the Vendor Trust with accrued interest of $4,638 as of December 31, 2019. The Vendor Trust was in default as of December 31, 2019. Subsequent to December 31, 2019, the maturity date was extended to June 30, 2021, see Note 16 Subsequent Events.

The estimated fair value, using inputs from Level 3 under the fair value hierarchy, of the Company’s vendor trust payable is $102,067 as of December 31, 2019.

11.     Commitments and Contingencies

Facility Leases

The Company’s lease agreements include leasehold improvement incentives as well as escalation clauses. The Company records rent expense on a straight-line basis over the lease term.

The Company has several noncancelable operating leases, primarily for office space, with various expiration dates through December 2021. These leases generally contain renewal options for periods ranging from three to five years and require the Company to pay all executory costs such as maintenance and insurance.

The Company recorded rent expense of $4,282 for the year ended December 31, 2019.

FF Intelligent Mobility Global Holdings Ltd.
Notes to Consolidated Financial Statements
December 31, 2019
(in thousands, except share and per share data)

11.     Commitments and Contingencies (cont.)

The minimum aggregate future obligations under noncancelable operating leases as of December 31, 2019 were as follows:

Years ending December 31,
2020	$1,281
2021	550
$1,831

The Company has four capital leases, one in Hanford, California for its main production facility, one in Gardena, California for its headquarters and two equipment leases.

The minimum aggregate future minimum lease payments under capital leases as of December 31, 2019 were as follows:

Years ending December 31,
2020	$4,309
2021	4,395
2022	3,041
2023	2,166
2024	1,757
Thereafter	5,484
$21,152

Legal Matters

The Company is, from time to time, subject to claims and disputes arising in the normal course of business. In the opinion of management, while the outcome of any such claims and disputes cannot be predicted with certainty, its ultimate liability in connection with these matters is not expected to have a material adverse effect on the Company’s results of operations.

As of December 31, 2019, the Company has accrued approximately $10,780 for potential financial exposure regarding ongoing legal matters primarily related to breach of contracts and employment contract matters. The accrual is associated with six matters that have been determined to be both probable of loss and reasonably estimable.

Settled Litigation Relating to Breach of Contracts

During 2018, the Company was subject to two separate breach of contract claims related to the land in Las Vegas previously owned by the Company. One matter related to a dispute with a vendor was settled for $4,500 and was placed in the Vendor Trust. A second matter with a vendor was settled in cash for $890 during 2019. The Company reversed $12,960 of the accrued legal contingencies associated with the final settlement of these legal matters, which is included in general and administrative in the consolidated statement of operations and comprehensive loss.

Settled Litigation Relating to Employment Matters

During 2018, the Company was subject to a wrongful termination claim which was settled for $550 during 2019. The Company reversed $1,725 of the accrued legal contingencies associated with the final settlement of this legal matter, which is included in general and administrative expense in the consolidated statement of operations and comprehensive loss.

FF Intelligent Mobility Global Holdings Ltd.
Notes to Consolidated Financial Statements
December 31, 2019
(in thousands, except share and per share data)

12.     Preferred and Ordinary Stock

The number of authorized, issued and outstanding stock, liquidation value and carrying value as of December 31, 2019 were as follows:

	Authorized Shares	Issued and Outstanding Shares	Liquidation Value	Carrying Value
Class A Ordinary Stock	400,000,000	40,879,124	$—	$—
Class B Ordinary Stock	100,000,000	—	—	—
Redeemable Preference Stock	470,588,235	470,588,235	800,000	724,823
Class B Preferred Stock	600,000,000	600,000,000	1,466,400	924,149
Class C Preferred Stock	1,715,186	—	—	—
	1,572,303,421	1,111,467,359	$2,266,400	$1,648,972

The rights, privileges, and preferences of the Company’s Preferred and Ordinary Stock as set forth in the Company’s Fifth Amended and Restated Articles of Association are as follows:

Voting

The holders of Preferred Stock and Ordinary Stock vote together and not as separate classes. Each holder of Class B Ordinary Stock is entitled to one vote for each share held by such holder. Each holder of Redeemable Preference Stock is entitled to 0.5625 votes for each share held by such holder. Each holder of Class B Preferred Stock is entitled to ten votes for each share held by such holder. The Class A Ordinary Stock and Class C Preferred Stock do not have any voting rights. Approval of a majority of the Redeemable Preference Stock is required for certain Reserved Matters as defined in the Company’s Fifth Amended and Restated Articles of Association. Such Reserved Matters include: entering into any transaction with a related party not at arm’s length; amending the Company’s Articles of Association which alter the terms of the Redeemable Preference Stock in an adverse manner; issuing Redeemable Preference Stock to any other party; issuing equity securities of the Company at a price below a minimum valuation price or ranking senior to the Redeemable Preference Stock on distribution or liquidation; issuing equity securities of any subsidiary other than to certain parties on specified terms; and reducing the Company’s additional paid-in capital or use thereof.

Dividends

The Board is under no obligation to declare dividends; and no rights accrue to the holders of Preferred Stock if dividends are not declared. Any dividends declared are noncumulative, and no dividends on Preferred Stock or Ordinary Stock have been declared by the Board through December 31, 2019. Unless approved by the holders of the Redeemable Preference Stock, the Company may not declare, pay or set aside any dividends unless all the Redeemable Preference Stock have been redeemed and paid in full. Once the Redeemable Preference Stock have been redeemed and paid in full, when and if dividends are declared by the Board, such dividends are payable to the holders of Class B Preferred Stock pro rata with the then issued and outstanding Class C Preferred Stock and Ordinary Stock.

Redemption

The Redeemable Preference Stock are callable at the option of the Company at any time within the five-year period after December 31, 2018 upon issuance of a redemption notice. The Redeemable Preference Stock are not redeemable at the option of the holder except in certain circumstances. Mandatory redemption occurs upon a deemed liquidation event, which is upon wind-up, dissolution, liquidation, insolvency, declaration of bankruptcy, or change in control. The contingent redemption upon a deemed liquidation event results in mezzanine equity classification (outside of permanent equity) on the Company’s consolidated balance sheet. The redemption price per share is determined by a calculation of the following amounts divided by the number of Redeemable Preference Stock issued

FF Intelligent Mobility Global Holdings Ltd.
Notes to Consolidated Financial Statements
December 31, 2019
(in thousands, except share and per share data)

12.     Preferred and Ordinary Stock (cont.)

as of December 31, 2019: $600,000 if redemption occurs prior to December 31, 2019; $700,000 if redemption occurs on or after December 31, 2019, but prior to December 31, 2020; $800,000 if redemption occurs on or after December 31, 2020, but prior to December 31, 2021; $920,000 if redemption occurs on or after December 31, 2021, but prior to December 31, 2022; and $1,050,000 if redemption occurs on or after December 31, 2022.

The Class B and Class C Preferred Stock are contingently redeemable upon a deemed liquidation event. As such, the Company has presented the Class B and Class C Preferred Stock in mezzanine equity on the consolidated balance sheet.

Conversion

Each holder of Redeemable Preference Stock may elect to convert its Redeemable Preference Stock to such class of shares to be held by public shareholders (“Public Shares”) immediately prior to any initial public offering and, on a conversion, each Redeemable Preference Stock will be converted into such number of Public Shares that would give it the same percentage of the share capital of the Company (on a fully diluted basis) that each such Redeemable Preference Stock comprises immediately prior to the conversion.

Class B Preferred Stock are automatically converted to Class B Ordinary Stock on a one for one basis if transferred to another party, which is limited to certain permitted circumstances. Such permitted circumstances include: if the proceeds are used by the founder to exercise his call option to purchase Redeemable Preference Stock; transfer for the purpose of discharging contingent liabilities of the founder and his affiliates; or after an initial public offering and transfer of at least 313,725,490 shares of Redeemable Preference Stock to another party.

Class C Preferred Stock are not convertible. The Class C Preferred Stock can be transferred after the occurrence of (i) an IPO and (ii) the transfer by Season Smart in one or more related or unrelated transactions (whether before or after an IPO) of 313,725,490 shares or more Redeemable Preference Stock after the effective date.

Liquidation

In the event of any liquidation or deemed liquidation event such as dissolution, winding up, or loss of control, either voluntary or involuntary, the holders of Preferred Stock are entitled to receive, prior and in preference to any distribution to the holders of Ordinary Stock, first to the redemption in full of the Redeemable Preference Stock. Second to the Class B and Class C Preferred share on a pari passu basis. The Class B Preferred Stock are entitled to an amount per share held by them equal to the greater of (a) $2.444 per share plus any declared but unpaid dividends on each Preferred Stock, or (b) the aggregate amount payable in a liquidation to the Preferred Stock assuming the Preferred Stock are paid pro rata along with the Ordinary Stock of the Company. The liquidation preference for the Class B Preferred Stock and Redeemable Preference Stock is $1,466,400 as of December 31, 2019. The Class C Preferred Stock are entitled to an amount per share held by them equal to the greater of (a) $1.666 per share plus any declared but unpaid dividends on each Preferred Stock, or (b) the aggregate amount payable in a liquidation to the Preferred Stock assuming the Preferred Stock are paid pro rata along with the Ordinary Stock of the Company. There are no Class C Preferred Stock outstanding as of December 31, 2019.

The Class B and C Preferred Stockholders are entitled to receive such amounts after the Redeemable Preference Stockholders are redeemed and paid in full. If amounts are not sufficient to pay the foregoing amounts to Class B and C Preferred Stockholders, then the amounts will be distributed among the holders of Class B and C Preferred Stock pro rata, in proportion to the full amounts they would otherwise be entitled to receive.

FF Intelligent Mobility Global Holdings Ltd.
Notes to Consolidated Financial Statements
December 31, 2019
(in thousands, except share and per share data)

12.     Preferred and Ordinary Stock (cont.)

If the holders of Redeemable Preference Stock, Class B Preferred Stock and Class C Preferred Stock are paid in full, the remaining assets of the Company will be distributed pro rata to the holders of Ordinary Stock in proportion to the number of Ordinary Stock held by them.

13.     Stock-Based Compensation

2018 Stock Incentive Plan

On February 1, 2018, the Legacy Plan was amended and restated when the Board of Directors adopted the Equity Incentive Plan (“Equity Incentive Plan”), under which the Board of Directors authorized the grant of up to 300,000,000 incentive and nonqualified stock options, restricted shares, unrestricted shares, restricted share units, and other stock-based awards for ordinary shares to employees, directors and non-employees.

Options are to be granted at an exercise price not less than fair value of the underlying stock on the date of grant. For individuals holding more than 10% of the voting rights of all classes of stock, the per share exercise price will not be less than 110% of fair value per share on the date of grant. The stock options vest based on the passage of time. The stock option vesting period and exercisable rate is determined by the Board of Directors. The Board of Directors has granted options with vesting terms of one to four years and contractual terms of ten years. As of December 31, 2019, the Company had 107,789,887 shares of Class A ordinary stock available for future issuance under the Equity Incentive Plan.

A summary of the Company’s employee stock option activity under the Equity Incentive Plan is as follows:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value
Outstanding as of December 31, 2018	142,858,475	$0.34	9.36	$3,435
Granted	90,279,866	$0.36
Exercised	(393,969)	$0.18		$70
Expired/Forfeited	(81,413,383)	$0.35
Outstanding as of December 31, 2019	151,330,989	$0.35	8.86	$2,197
Exercisable as of December 31, 2019	39,158,704	$0.31	7.71	$1,927
Vested and expected to vest as of December 31, 2019	120,001,286	$0.34	8.70	$2,673

The weighted-average assumptions used in the Black-Scholes option pricing model are in the following table:

2019
Risk-free interest rate:	2.1%
Expected term (in years):	5.9
Expected volatility:	31.3%
Dividend yield:	0.0%
Grant date fair value per share:	$0.12

The total grant date fair value of options vested during the year ended December 31, 2019 was $2,903.

The Company recognized stock-based compensation expense of $3,500 for the year ended December 31, 2019. As of December 31, 2019, the total remaining stock-based compensation expense for unvested stock options was $8,910, which are expected to be recognized over a weighted average period of 3.5 years.

FF Intelligent Mobility Global Holdings Ltd.
Notes to Consolidated Financial Statements
December 31, 2019
(in thousands, except share and per share data)

13.     Stock-Based Compensation (cont.)

The following table presents stock-based compensation expense included in each respective expense category in the consolidated statement of operations and other comprehensive loss:

Year Ended December 31, 2019
Research and development	$818
Sales and marketing	311
General and administrative	2,371
Total	$3,500

2019 Stock Incentive Plan

On May 2, 2019, the Company adopted its Special Talent Incentive Plan (“STI Plan”) under which the Board of Directors may grant up to 100,000,000 incentive and nonqualified stock options, restricted shares, unrestricted shares, restricted share units and other stock-based awards for ordinary shares to employees, directors and non-employees.

As of December 31, 2019, the Company had 7,485,000 shares of Class A ordinary stock available for future issuance under the STI Plan.

A summary of the Company’s non-employee stock option activity under the STI Plan is as follows:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value
Outstanding as of December 31, 2018	—	$—		$—
Granted	7,735,000	$0.36
Expired/Forfeited	(250,000)	$0.36		$—
Outstanding as of December 31, 2019	7,485,000	$0.36	9.46	$—
Exercisable as of December 31, 2019	6,255,833	$0.36	9.46	$—
Vested and expected to vest as of December 31, 2019	7,335,300	$0.36	9.46	$—

The weighted-average assumptions used in the Black-Scholes option pricing model are in the following table:

2019
Risk-free interest rate:	2.2%
Expected term (in years):	10.0
Expected volatility:	36.0%
Dividend yield:	0.0%
Grant date fair value per share:	$0.18

The total grant date fair value of options vested during the year ended December 31, 2019 was $1,302.

FF Intelligent Mobility Global Holdings Ltd.
Notes to Consolidated Financial Statements
December 31, 2019
(in thousands, except share and per share data)

13.     Stock-Based Compensation (cont.)

The Company recognized stock-based compensation expense of $1,110 for the year ended December 31, 2019, which is included in general and administrative expense in the consolidated statement of operations. As of December 31, 2019, the total remaining stock-based compensation expense for unvested stock options was $219, which are expected to be recognized over a weighted average period of 1 year.

Common Units of FF Global Partners LLC

During 2019, certain executives and employees of the Company were granted the opportunity to subscribe to 79.8 million common units of FF Global Partners LLC (“FF Global Partners”), a significant shareholder of the Company. The subscription price of $0.50 per unit, payable by the executives and employees of the Company, was financed through non-recourse loans issued by FF Global Partners payable in equal annual installments over ten years. For accounting purposes, the units to be purchased with a non-recourse loan are in substance stock options granted by FF Global Partners to executives and employees of the Company. The options were valued using a Black-Scholes option pricing model. The grant date fair value of the units purchased through non-recourse loans was immaterial for the year ended December 31, 2019.

14.     Income Taxes

As a result of losses incurred, the Company had immaterial current income tax expense for the year ended December 31, 2019. The recorded provision for income taxes differs from the expected provision for income taxes based on the federal statutory tax rate of 21% primarily due to the valuation allowance against deferred tax assets.

The provision for income tax consisted of the following:

2019
Current:
Federal	$—
State	3
Foreign	—
Total current	$3

Deferred:
Federal	$(21,643)
State	—
Foreign	(1,418)
Valuation allowance	23,061
Total deferred	—
Total provision	$3

The components of earnings (losses) before income taxes, by taxing jurisdiction, were as follows for the year ending December 31, 2019:

U.S.	$(112,197)
Foreign	(29,998)
Total	$(142,195)

FF Intelligent Mobility Global Holdings Ltd.
Notes to Consolidated Financial Statements
December 31, 2019
(in thousands, except share and per share data)

14.     Income Taxes (cont.)

The provision for income taxes for the year ended December 31, 2019 differs from the amount computed by applying the statutory federal corporate income tax rate of 21% to earnings before income taxes as a result of the following:

2019
Federal income tax (benefit)	21.0%
State income taxes (net of federal benefit)	0.0%
Permanent differences	(1.6)%
Foreign tax rate difference	(2.1)%
Return-to-provision adjustment	(1.1)%
Valuation allowance	(16.2)%
Effective tax rate	0.00%

The tax effects of temporary differences for the years ended December 31, 2019 that give rise to significant portions of the deferred tax assets and deferred tax liabilities are provided below:

2019
Deferred Tax Assets:
Net operating losses (“NOL”)	$114,990
Research and development credits	7,921
Accrued liabilities	5,164
Construction in progress	3,061
Excess interest expense under section 163(j)	2,295
Capital loss	2,407
Fair value of related party notes and notes payable adjustment	1,788
Other	174
Gross deferred tax assets	137,800
Valuation allowance	(136,834)
Deferred tax assets, net of valuation allowance	966
Deferred Tax Liabilities:
Depreciation	(79)
State taxes	(887)
Total deferred tax liabilities	(966)
Total net deferred tax assets (liabilities)	$—

The Company has recognized a full valuation allowance as of December 31, 2019 since, in the judgment of management given the Company’s history of losses, the realization of these assets was not considered more likely than not. The valuation allowance as of December 31, 2019 was $136,834. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the period in which those temporary differences become deductible. Management considers projected future taxable income and tax planning strategies in making this assessment. During 2019, management evaluated the realizability of its net deferred tax assets based on available positive and negative evidence. Management concluded that the likelihood of realization of the benefits associated with its net deferred tax assets does not reach the level of more likely than not due to the Company’s history of cumulative pre-tax losses and risks associated with the generation of future income given the current stage of the Company’s business.

FF Intelligent Mobility Global Holdings Ltd.
Notes to Consolidated Financial Statements
December 31, 2019
(in thousands, except share and per share data)

14.     Income Taxes (cont.)

As of December 31, 2019, the Company has U.S. federal and foreign net operating loss carryforwards of $386,692 and $135,138, respectively, which will begin to expire in 2034 and 2020, respectively. The U.S. federal net operating loss carryforwards of $306,164 generated post the Tax Cuts and Jobs Act may be carried forward indefinitely, subject to the 80% taxable income limitation on the utilization of the carryforwards. The U.S. federal net operating loss carryforwards of $80,528 generated prior to December 31, 2017 may be carried forward for twenty years.

The Company has an U.S. federal R&D tax credit carryforward of $3,666 and a state R&D tax credit carryforward of $4,230 as of December 31, 2019. The U.S. federal R&D tax credits will begin to expire in 2035, and the state tax credits do not expire and can be carried forward indefinitely.

In accordance with Internal Revenue Code Section 382 (“Section 382”) and Section 383 (“Section 383”), a corporation that undergoes an “ownership change” (generally defined as a cumulative change (by value) of more than 50% in the equity ownership of certain stockholders over a rolling three-year period) is subject to limitations on its ability to utilize its pre-change NOLs and R&D tax credits to offset post-change taxable income and post-change tax liabilities, respectively. The Company’s existing NOLs and R&D credits may be subject to limitations arising from previous ownership changes, and the ability to utilize NOLs could be further limited by Section 382 and Section 383 of the Code. In addition, future changes in the Company’s stock ownership, some of which may be outside of the Company’s control, could result in an ownership change under Section 382 and Section 383 of the Code. The timing and amount of such limitations, if any, has not been determined.

The Company is subject to taxation and files income tax returns with the U.S. federal government, California and Oregon. As of December 31, 2019, the 2017 and 2018 federal returns and 2016 through 2018 state returns are open to exam. The Company’s 2017 and 2018 federal returns are currently under audit by the Internal Revenue Service (“IRS”). The Company is not under any tax audits on its China tax returns. All of the prior year tax returns, from 2015 through 2019, are open under China tax law.

As of December 31, 2019, the Company has no earnings and profits in any jurisdiction, that if distributed, would give rise to a material unrecorded liability.

Uncertain Income Tax Position

The aggregate change in the balance of unrecognized tax benefits for the year ending December 31, 2019, is as follows:

Beginning balance	$—
Increase related to current year tax positions	2,598
Ending balance	$2,598

In accordance with ASC 740-10, Income Taxes — Overall, the impact of an uncertain income tax position on the income tax return must be recognized at the largest amount that is more likely than not to be sustained upon audit by the relevant taxing authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. No interest and penalties related to the Company’s unrecognized tax benefits was accrued as of December 31, 2019, as the uncertain tax benefit only reduced the net operating losses. The Company does not expect its uncertain income tax positions to have a material impact on its consolidated financial statements within the next twelve months. At December 31, 2019, the realization of uncertain tax positions were not expected to impact the effective rate due to a full valuation allowance on federal and state deferred taxes.

FF Intelligent Mobility Global Holdings Ltd.
Notes to Consolidated Financial Statements
December 31, 2019
(in thousands, except share and per share data)

15.     401(k) Savings Plan

The Company maintains a 401(k) savings plan for the benefit of its employees. Employees can defer up to approximately $19, if under 50 and $26, if 50 or over of their compensation. The Company currently does not make matching contributions to the 401(k) savings plan. All current employees are eligible to participate in the 401(k) savings plan.

16.     Subsequent Events

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the consolidated financial statements were available to be issued on February 3, 2021. Other than as described below, the Company did not identify any subsequent events that would have required adjustment or disclosure in the consolidated financial statements.

COVID-19 Pandemic

The World Health Organization declared a global emergency on March 11, 2020 with respect to the outbreak of a novel strain of coronavirus, or COVID-19 pandemic. There are many uncertainties regarding the current global COVID-19 pandemic, and the Company is closely monitoring the impact of the pandemic on all aspects of its business, including the impact on its employees, suppliers, vendors, and business partners.

The pandemic has resulted in government authorities implementing numerous measures to try to contain the virus, such as travel bans and restrictions, quarantines, stay-at-home or shelter-in-place orders, and business shutdowns. For example, the Company’s employees based in California have been subject to stay-at-home orders from state and local governments. These measures may adversely impact the Company’s employees and operations and the operations of suppliers and business partners and could negatively impact the construction schedule of the Company’s manufacturing facility and the production schedule of the FF91 vehicle. In addition, various aspects of the Company’s business and manufacturing facility cannot be conducted remotely. These measures by government authorities may remain in place for a significant period of time and could adversely affect the Company’s construction and manufacturing plans, sales and marketing activities, and business operations.

The evolution of the virus is unpredictable at this point and any resurgence may slow down the Company’s ability to ramp-up its production program to satisfy investors and potential customers. Any delay to production will delay the Company’s ability to launch the FF91 vehicle and begin generating revenue. The COVID-19 pandemic could limit the ability of suppliers and business partners to perform, including third party suppliers’ ability to provide components and materials used in the FF91 vehicle. The Company may also experience an increase in the cost of raw materials. At the time of this report, the Company does not anticipate any material impairments as a result of COVID-19, however, the Company will continue to evaluate on an ongoing basis. As such, it is uncertain as to the full magnitude that the pandemic will have on the Company’s financial condition, liquidity, and future results of operations.

Paycheck Protection Program (“PPP”)

On March 27, 2020, President Trump signed into law the Coronavirus Aid, Relief and Economic Security Act (the “CARES Act”). The CARES Act, among other things, includes provisions relating to refundable payroll tax credits, deferment of employer side social security payments, net operating loss carryback periods, alternative minimum tax credit refunds, modifications to the net interest deduction limitations, increased limitations on qualified charitable contributions and technical corrections to tax depreciation methods for qualified improvement property. The CARES Act also appropriated funds for the U.S. Small Business Administration Paycheck Protection Program loans that are forgivable in certain situations to promote continued employment, as well as Economic Injury Disaster Loans to provide liquidity to small businesses harmed by COVID-19.

FF Intelligent Mobility Global Holdings Ltd.
Notes to Consolidated Financial Statements
December 31, 2019
(in thousands, except share and per share data)

16.     Subsequent Events (cont.)

On April 17, 2020, the Company entered into a Paycheck Protection Program Promissory Note (“PPP Note”) with East West Bank under the Paycheck Protection Program. The application for these funds required the Company to, certify, in good faith, that the current economic uncertainty made the loan request necessary to support the ongoing operations of the Company. This certification further required the Company to consider its current business activity and its ability to access other sources of liquidity sufficient to support ongoing operations in a manner that is not significantly detrimental to the business. The certification made by the Company did not contain any objective criteria and is subject to interpretation. Based in part on the Company’s assessment of other sources of liquidity, the uncertainty associated with future revenues created by the COVID-19 pandemic and related governmental responses, and the going concern uncertainty reflected in the Company’s financial statements, the Company believed that it met the eligibility requirements for the PPP Note. If, despite the good-faith belief that given the Company’s circumstances all eligibility requirements for the PPP Loan were satisfied, it is later determined that the Company had violated any applicable laws or regulations or it is otherwise determined the Company was ineligible to receive the PPP Loan, it may be required to repay the PPP Loan in its entirety and/or be subject to additional penalties and potential liabilities.

The Company received total proceeds of $9,200 from the PPP Note, which is due on April 17, 2022. In accordance with the requirements of the CARES Act, the Company will use the proceeds primarily for payroll costs, rent and utilities. Interest accrues on the PPP Note at the rate of 1.0% per annum. The Company may apply to East West Bank for forgiveness of the amount due on the PPP Note which shall be an amount equal to the sum of payroll costs, mortgage interest, rent obligations and covered utility payments incurred during the eight weeks following disbursement on the PPP Note. Neither principal nor interest shall be due or payable during the period from April 17, 2020 through the maturity date of the PPP Note.

On June 5, 2020, the Paycheck Protection Program Flexibility Act (the “PPP Flexibility Act”) was signed into law, extending the PPP Note forgiveness period from 8 weeks to 24 weeks after loan origination, reducing the required amount of payroll expenditures from 75% to 60%, removing the prior ban on borrowers taking advantage of payroll tax deferral after loan forgiveness and allowing for the amendment of the maturity date on existing loans from two years to five years. The Company has not amended the maturity date or applied for loan forgiveness under the terms of the PPP Note.

Note Purchase Agreement — Secured Convertible Promissory Notes

On September 9, 2020, the Company entered into Joinder and Amendment to the Amended and Restated Note Purchase Agreement (“Third Amendment”). The Third Amendment permitted the Company to issue up to $30,000 in secured convertible promissory notes. Concurrently with the Joinder and Amendment, the Company issued $15,000 of secured convertible promissory notes (the “Senior Convertible Promissory Notes”) to a US-based investment firm (together with its affiliates, the “Investment Noteholder”), receiving net proceeds of $13,800, inclusive of an 8% original issue discount. The Senior Convertible Promissory Notes shall be senior in payment and priority (“First Out Notes”) to the remaining securities issued under the NPA (“Last Out Notes”), (collectively, the “NPA Notes”). The Senior Convertible Promissory Notes bear interest at 0% and the Last Out Notes bear interest at 10%. The NPA Notes mature the earliest of (i) March 9, 2022, (ii) the Vendor Trust maturity date, as amended, (iii) the maturity of any First Out Notes issued in accordance with Section 4 of the Third Amendment, or (iv) the acceleration of the NPA Obligations pursuant to an event of default, as defined in the NPA, as amended.

Solely with respect to any Senior Convertible Promissory Notes, in the event the Company consummates a Qualified Special Purpose Acquisition Company (“SPAC”) Merger to or with a SPAC, then in connection with the consummation of the Qualified SPAC Merger, an amount equal to 130% of all outstanding principal, accrued and unpaid interest and accrued original issue discount under the First Out Notes through (but not including) the date of consummation of the Qualified SPAC Merger will automatically convert into ordinary stock of the SPAC

FF Intelligent Mobility Global Holdings Ltd.
Notes to Consolidated Financial Statements
December 31, 2019
(in thousands, except share and per share data)

16.     Subsequent Events (cont.)

received by Class A ordinary shareholders of the Company in connection with the Qualified SPAC Merger (the “SPAC Conversion Shares”), and the First Out Notes and interest thereon shall no longer be outstanding and shall be deemed satisfied in full and terminated.

Within 180 days of the Third Amendment date, the Company may issue up to an additional $15,000 aggregate principal amount of First Out Notes to any party without the consent of any other party. If, on or prior to the first anniversary of the Third Amendment Date, the investor delivers written irrevocable notice to the Company’s representative that the investor desires to invest up to $15,000 in the Company and an Event of Default has not occurred and resulted in an acceleration of payment during the 30 days following the Third Amendment date, then the investor shall be entitled to make such investment through the issuance of interest free convertible unsecured notes.

In addition, on September 9, 2020, the Senior Convertible Promissory Notes included a warrant to purchase ordinary stock. The holder of the warrant has the ability to exercise their right to acquire up to 1,930,147 of Class A Ordinary Shares of the Company (the “Common Stock Purchase Warrant”) for a period of up to 7 years, or September 9, 2027 (the “Termination Date”). The exercise price of the Common Stock Purchase Warrant is $2.72, subject to certain adjustments. However, upon the occurrence of a Fundamental Transaction (including the SPAC merger, the exercise price shall equal the lower of (a) $2.72 per share, subject to adjustment hereunder, (b) the pre-money valuation ascribed to the Company in connection with the Fundamental Transaction divided by the pro-forma fully diluted capitalization of the Company and (c) the lowest effective net price per share of ordinary Stock paid for by any third party at the time of, or in connection with, the Fundamental Transaction (including in the case of a SPAC Transaction, the effective price per share taking into consideration the transfer of any founder shares, warrants or other consideration to any investor in the SPAC Transaction in addition to their primary purchase of securities).

On October 9, 2020, the Company entered into a Second Amended Restated Note Purchase Agreement (“Second A&R Note Agreement”) with Birch Lake and the Investment Noteholder. The Second A&R Note Agreement permitted, among other things, the Company to issue $15,000 in secured convertible promissory notes to Birch Lake (the “BL Notes”). The BL Notes are pari passu with the other First Out Notes. The BL Notes accrue interest at 12.75% per annum through and including January 31, 2021 and thereafter, 15.75% per annum. All notes mature the earliest of (i) October 6, 2021, (ii) the consummation of a SPAC Merger, (iii) the occurrence of a change in control, or (iv) the acceleration of the NPA obligations pursuant to an event of default, as defined in the NPA, as amended.

On January 13, 2021, the Company entered into the First Amendment to the Second A&R Note Agreement which permitted, among other things, (x) the issuance of First Out Notes to Birch Lake and the Investment Noteholder in an aggregate principal amount of $1,333,334 and (y) First Out Subordinated Promissory Notes (collectively, the “First Out Subordinated Note”) to Birch Lake and the Investment Noteholders in an aggregate principal amount of up to $15,000,000. The additional First Out Notes issued to Birch Lake and the Investment Noteholders are on the same terms as the original First Out Notes issued to Birch Lake and the Investment Noteholders, respectively, except that the First Out Subordinated Notes are senior to the Last Out Notes but junior to the First Out Notes. The First Out Subordinated Notes accrue interest at the same rate of interest as the Senior Convertible Promissory Notes (with respect to First Out Subordinated Notes issued to the Investment Noteholder) and the BL Notes (with respect to First Out Subordinated Notes issued to the Birch Lake). First Out Subordinated Notes issued to the Investment Noteholder include warrants to purchase ordinary stock on the same terms as those issued in connection with the Senior Convertible Promissory Notes.

As of February 3, 2021, the Company has issued First Out Subordinated Promissory Notes to Birch Lake and the Investment Noteholder in an aggregate principal amount of $15,000,000.

FF Intelligent Mobility Global Holdings Ltd.
Notes to Consolidated Financial Statements
December 31, 2019
(in thousands, except share and per share data)

16.     Subsequent Events (cont.)

Related Party Notes Payable

Between January and August of 2020, the Company entered into various notes payable totaling $11,635 with an affiliated company. The notes are due on demand and accrue interest at a rate of 8.00%, and consist of the following:

•        In January 2020, the Company borrowed $500, maturing on June 30, 2020.

•        In February 2020, the Company borrowed $1,652, in March 2020, the Company borrowed $3,300, in April 2020, the Company borrowed $1,000 and in August 2020, the Company borrowed $1,970, all maturing on December 31, 2020.

Debt Restructuring

On August 28, 2020, the Company entered into a debt restructuring agreement with Smart Technology Holdings Ltd. (“Smart Tech”), CYM Tech Holdings LLC (“CYM”), a newly formed limited liability company as part of this restructuring, and nominee of Faraday&Future (HK) Limited (“F&F HK”), and LeSEE Automotive (Beijing) Co. Ltd. (“LeSEE”), concerning debt borrowed from F&F HK, Leview Mobile HK Limited (“Leview”), and Bairui Culture and Media Co., Ltd (“Bairui”). The following transactions occurred contemporaneously:

•        F&F HK entered into a promissory note with Bairui for the principal sum of $26,555 together with interest on the unpaid principal balance at the rate 1.12% per annum, maturing August 28, 2030.

•        F&F HK entered into a promissory note with Leview for the principal sum of $88,180 together with interest on the unpaid principal balance at the rate of 1.12% per annum, maturing August 28, 2030.

•        CYM entered into a promissory note with F&F HK for the principal sum of $295,226 together with interest on the unpaid principal balance at the rate of 1.12% per annum, maturing August 28, 2030.

•        Bairui agreed to transfer all of its rights, interests, and title in and to its loans to LeSEE to F&F HK in exchange for F&F HK’s issuance of a promissory note.

•        Leview agreed to transfer all of its rights, interests, and title in and to its loans to Smart Tech to F&F HK in exchange for F&F HK’s issuance of a promissory note.

•        F&F HK agreed to transfer all of its rights, interests and title in and to its loans to LeSEE and Smart Tech to CYM in exchange for F&F HK’s issuance of a promissory note

•        Smart Tech agreed to transfer all of its obligations under its loans of $215,940 (together with accrued interest at the rate of 12% per annum) from CYM to the Company, and LeSEE agreed to transfer all of its obligations under its loans of $24,603 (together with accrued interest at the rate of 12% per annum) from CYM to the Company.

Contingent upon the closing of a SPAC transaction and as a full cancellation of the debt to those who decide to convert, the Company will issue ordinary stock to CYM immediately prior to the SPAC transaction closing that will be converted to a variable number of SPAC shares based on the final valuation and share price of the SPAC in exchange for the settlement of the outstanding debt.

FF Intelligent Mobility Global Holdings Ltd.
Notes to Consolidated Financial Statements
December 31, 2019
(in thousands, except share and per share data)

16.     Subsequent Events (cont.)

Vendor Trust

Between January 2020 and September 2020, the Company and the Vendor Trust trustee executed various amendments to the Vendor Trust (“Vendor Trust Amendments”). Amongst the terms of Vendor Trust Amendments, the Company extended the previous maturity date of November 30, 2019 to the earlier of (i) February 26, 2021 or (ii) the acceleration of the obligations pursuant to an event of default, as defined in the Vendor Trust.

On October 30, 2020, the Company and the Vendor Trust trustee entered into a transaction support arrangement (“TSA”). The TSA modified certain terms of the Vendor Trust, including an agreement to extend the previous maturity date from February 26, 2021 to June 30, 2021, conditioned on (i) the Company having signed a definitive agreement relating to a SPAC transaction prior to February 26, 2021, (ii) the Company maintaining minimum non-reserved cash liquidity in its accounts of at least $2,000,000 (“Minimum Liquidity”) as of the extension date, (iii) the parties agreeing to a 13-week cash flow forecast for the Company that reflects the Company maintaining the Minimum Liquidity through June 30, 2021, and (iv) as of the extension date, the Company shall not be in default of any of its obligations under the agreement.

Strategic Alliance

On September 1, 2020, the Company entered into a memorandum of understanding (“MOU”) with a South Korean-based automobile parts manufacturer. The MOU is a contractual arrangement to develop a strategic alliance to (i) optimize both parties’ engineering, development and manufacturing resources, in particular by leveraging the Company’s technology in electric vehicles and related products with the counter party’s global manufacturing capabilities and the know-how in automotive products and (ii) further explore opportunities for collaboration in various fields and applications in respect to design, development, manufacturing, engineering and sale and distribution of electric vehicles and related products in the global market.

Strategic Partnership with a Tier-1 City in China

The Company entered into a non-binding memorandum of understanding with a tier-1 city in China in September 2020, pursuant to which the Company will establish a joint venture company (the “JV”) in China. This joint venture will be managed and controlled by the Company. The proposed strategic partnership is subject to the condition that the Company will receive capital of no less than $500 million through the closing of the Merger Agreement (defined below) and related transactions and agreement by the parties by binding definitive documentation. In December 2020, the JV was established initially as an entity wholly owned by the Company, which will primarily engage in the activities contemplated in the memorandum of understanding.

Potential Partnership with Geely Holding

In December 2020, the Company entered into a non-binding memorandum of understanding with Zhejiang Geely Holding Group Co., Ltd. (“Geely Holding”), pursuant to which the parties contemplate a strategic cooperation in various areas including engineering, technology, supply chain and contract manufacturing.

In January 2021, the Company, JV, a subsidiary of the Company and Geely Holding entered into a cooperation framework agreement and a license agreement that sets forth the major commercial understanding of the proposed cooperation among the parties in the areas of potential investment into the JV, engineering, technology and contract manufacturing support. The foregoing framework agreement and the license agreement may be terminated if the parties fail to enter into the joint venture definitive agreement or to close the Merger Agreement (defined below) and related transactions.

FF Intelligent Mobility Global Holdings Ltd.
Notes to Consolidated Financial Statements
December 31, 2019
(in thousands, except share and per share data)

16.     Subsequent Events (cont.)

Merger Agreement

On January 27, 2021, Property Solutions Acquisition Corp., a Delaware corporation (“PSAC”), entered into an Agreement and Plan of Merger (“Merger Agreement”) by and among PSAC, PSAC Merger Sub, Ltd., an exempted company with limited liability incorporated under the laws of the Cayman Islands and wholly-owned subsidiary of PSAC (“Merger Sub”), and the Company.

Pursuant to the Merger Agreement, Merger Sub will merge with and into the Company, with the Company surviving the merger (the “Merger” and, together with the other transactions contemplated by the Merger Agreement, the “Transactions”). As a result of the Transactions, the Company will become a wholly-owned subsidiary of PSAC, with the stockholders of the Company becoming stockholders of PSAC, which will be renamed “Faraday Future Intelligent Electric, Inc.” (“New FF”).

Under the Merger Agreement, the outstanding shares of the Company and the outstanding converting debt will be converted into a number of shares of new Class A common stock of PSAC following the Transactions and, for FF Top Holdings Ltd. (“FF Top”), shares of new Class B common stock of PSAC (referred to herein after the Transaction as “New FF common stock”) following the Transactions based on an exchange ratio (the “Exchange Ratio”), the numerator of which is equal to (i) (A) the number of shares of PSAC common stock equal to $2,716,000,000 (plus net cash of the Company, less debt of the Company, plus debt of the Company that will be converted into shares of PSAC common stock, plus any additional bridge loan in an amount not to exceed $50,000,000), (B) divided by $10, minus (ii) an additional 25,000,000 shares which may be issuable to the Company stockholders as additional consideration upon certain price thresholds, and the denominator of which is equal to the number of outstanding shares of the Company, including shares issuable upon exercise of vested options and vested warrants at the Company (in each case assuming cashless exercise) and upon conversion of outstanding convertible notes.

Additionally, each option or warrant at the Company that is outstanding immediately prior to the closing of the Merger (and by its terms will not terminate upon the closing of the Merger) will remain outstanding and convert into the right to purchase a number of shares of PSAC Class A common stock equal to the number of ordinary shares of the Company subject to such option or warrant multiplied by the Exchange Ratio at an exercise price per share equal to the current exercise price per share for such option or warrant divided by the Exchange Ratio.

PROPERTY SOLUTIONS ACQUISITION CORP.
CONDENSED BALANCE SHEET

September 30, 2020
(unaudited)
Assets:
Current assets:
Cash	$627,723
Prepaid expenses and other assets	134,736
Total current assets	762,459

Deferred tax asset	299
Marketable securities held in Trust Account	229,815,512
Total Assets	$230,578,270

Liabilities and Stockholders’ Equity:
Current liability – accrued expenses	$51,267
Total liabilities	51,267

Commitments
Common stock subject to possible redemption, 22,552,700 shares at redemption value	225,527,000

Stockholders’ Equity
Preferred stock, $0.0001 par value; 1,000,000 shares authorized; none issued and outstanding	—
Common stock, $0.0001 par value; 50,000,000 shares authorized; 6,963,811 issued and outstanding (excluding 22,552,700 shares subject to possible redemption)	696
Additional paid-in capital	5,102,284
Accumulated deficit	(102,977)
Total Stockholders’ Equity	5,000,003
Total Liabilities and Stockholders’ Equity	$230,578,270

The accompanying notes are an integral part of these unaudited condensed financial statements.

PROPERTY SOLUTIONS ACQUISITION CORP.
UNAUDITED CONDENSED STATEMENTS OF OPERATIONS

	Three Months Ended September 30, 2020	For the Period from February 11, 2020 (Inception) Through September 30, 2020
Operating costs	$142,108	$143,108
Loss from operations	(142,108)	(143,108)

Other income (expense):
Interest earned on marketable securities held in Trust Account	41,254	41,254
Unrealized loss on marketable securities held in Trust Account	(1,422)	(1,422)
Other income, net	39,832	39,832

Loss before income taxes	(102,276)	(103,276)
Benefit from income taxes	$299	$299
Net loss	(101,977)	(102,977)

Weighted average shares outstanding, basic and diluted(1)	$6,496,149	$5,713,990
Basic and diluted net loss per common share	(0.02)	(0.02)

____________

(1)      Excludes an aggregate of 22,552,700 shares subject to possible redemption at September 30, 2020.

The accompanying notes are an integral part of these unaudited condensed financial statements.

PROPERTY SOLUTIONS ACQUISITION CORP.
CONDENSED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
THREE MONTHS ENDED SEPTEMBER 30, 2020 AND
FOR THE PERIOD FROM FEBRUARY 11, 2020 (INCEPTION) THROUGH SEPTEMBER 30, 2020
(Unaudited)

	Class B Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Equity
	Shares	Amount
Balance – February 11, 2020 (inception)	—	$—	$—	$—	$—
Issuance of Founder Shares to Sponsor(1)	5,750,000	575	24,425	—	25,000
Issuance of Representative Shares	200,000	20	800	—	820
Net loss	—	—	—	(1,000)	(1,000)
Balance – March 31, 2020	5,950,000	595	25,225	(1,000)	24,820
Net loss	—	—	—	—	—
Balance – June 30, 2020	5,950,000	595	25,225	(1,000)	24,820
Sale of 22,977,568 Units, net of underwriting discounts	22,977,568	2,298	224,656,352	—	224,658,650
Sale of 594,551 Private Units	594,551	60	5,945,450	—	5,945,510
Forfeiture of Founder Shares	(5,608)	(1)	1	—	—
Common stock subject to possible redemption	(22,552,700)	(2,256)	(225,524,744)	—	(225,527,000)
Net loss	—	—	—	(101,977)	(101,977)
Balance – September 30, 2020	6,963,811	$696	$5,102,284	$(102,977)	$5,000,003

____________

(1)      Includes 750,000 shares subject to forfeiture if the over-allotment option is not exercised in full or in part by the underwriters (see Note 5).

The accompanying notes are an integral part of the unaudited condensed financial statements.

PROPERTY SOLUTIONS ACQUISITION CORP.
CONDENSED STATEMENT OF CASH FLOWS
FOR THE PERIOD FROM FEBRUARY 11, 2020 (INCEPTION) THROUGH SEPTEMBER 30, 2020
(Unaudited)

For the nine months ended September 30, 2020
Cash Flows from Operating Activities:
Net loss	$(102,977)
Adjustments to reconcile net loss to net cash used in operating activities:
Interest earned on marketable securities held in trust account	(41,254)
Unrealized loss on marketable securities	1,422
Deferred tax benefit	(299)
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(134,716)
Accrued expenses	51,267
Net cash used in operating activities	(226,557)

Cash Flows from Investing Activities:
Investment of cash into Trust Account	(229,775,680)
Net cash used in investing activities	(229,775,680)

Cash Flows from Financing Activities:
Proceeds from sale of Units, net of underwriting discounts paid	225,180,170
Proceeds from sale of Private Units	5,945,510
Advance from related party	75,000
Repayment of advance from related party	(75,000)
Proceeds from promissory note – related party	133,000
Repayment of promissory note – related party	(133,000)
Payment of offering costs	(495,720)
Net cash provided by financing activities	230,629,960

Net Change in Cash	627,723
Cash – Beginning	—
Cash – Ending	627,723

Non-Cash investing and financing activities:
Initial classification of common stock subject to possible redemption	$225,628,970
Change in value of common stock subject to possible redemption	$(101,970)
Offering costs paid directly by Sponsor from proceeds from issuance of common stock	$25,000
Issuance of Representative Shares	$820

The accompanying notes are an integral part of these unaudited condensed financial statements.

PROPERTY SOLUTIONS ACQUISITION CORP.
NOTES TO CONDENSED FINANCIAL STATEMENTS
(Unaudited)

NOTE 1. DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Property Solutions Acquisition Corp. (the “Company”) was incorporated in Delaware on February 11, 2020. The Company is a blank check company formed for the purpose of entering into a merger, share exchange, asset acquisition, stock purchase, recapitalization, reorganization or other similar business combination with one or more businesses or entities (the “Business Combination”).

Although the Company is not limited to a particular industry or geographic region for purposes of consummating a Business Combination, the Company intends to focus on businesses that service the real estate industry. The Company is an early stage and emerging growth company and, as such, the Company is subject to all of the risks associated with early stage and emerging growth companies.

As of September 30, 2020, the Company had not commenced any operations. All activity for the period from February 11, 2020 (inception) through September 30, 2020 relates to the Company’s formation, the initial public offering (“Initial Public Offering”), which is described below, and, subsequent to the Initial Public Offering, identifying a target company for a Business Combination. The Company will not generate any operating revenues until after the completion of a Business Combination, at the earliest. The Company will generate non-operating income in the form of interest income from the proceeds derived from the Initial Public Offering.

The registration statement for the Company’s Initial Public Offering was declared effective on July 21, 2020. On July 24, 2020, the Company consummated the Initial Public Offering of 20,000,000 units (the “Units” and, with respect to the shares of common stock included in the Units sold, the “Public Shares”), at $10.00 per Unit, generating gross proceeds of $200,000,000, which is described in Note 3.

Simultaneously with the closing of the Initial Public Offering, the Company consummated the sale of 535,000 units (the “Private Units”) at a price of $10.00 per Private Unit in a private placement to Property Solutions Acquisition Sponsor, LLC (the “Sponsor”) and EarlyBirdCapital, Inc. (“EarlyBirdCapital”), generating gross proceeds of $5,350,000, which is described in Note 4.

Following the closing of the Initial Public Offering on July 24, 2020, an amount of $200,000,000 ($10.00 per Unit) from the net proceeds of the sale of the Units in the Initial Public Offering and the sale of the Private Units was placed in a trust account (the “Trust Account”) located in the United States and invested only in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), with a maturity of 180 days or less or in any open-ended investment company that holds itself out as a money market fund selected by the Company meeting the conditions of Rule 2a-7 of the Investment Company Act, as determined by the Company, until the earlier of: (i) the completion of a Business Combination and (ii) the distribution of the funds in the Trust Account, as described below.

On July 29, 2020, the underwriters notified the Company of their intent to partially exercise their over-allotment option on July 31, 2020. As such, on July 31, 2020, the Company consummated the sale of an additional 2,977,568 Units, at $10.00 per Unit, and the sale of an additional 59,551 Private Units, at $10.00 per Private Unit, generating total gross proceeds of $30,371,190. A total of $29,775,680 of the net proceeds was deposited into the Trust Account, bringing the aggregate proceeds held in the Trust Account to $229,775,680.

Transaction costs amounted to $5,117,030 consisting of $4,595,510 of underwriting fees and $521,520 of other offering costs. In addition, $813,980 of cash was held outside of the Trust Account (as defined below) and is available for working capital purposes.

The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Initial Public Offering and the sale of the Private Units, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. There is no assurance that the Company will be able to complete a Business Combination successfully. The Company must complete a Business Combination having an aggregate fair market value of at least 80% of the assets held in the Trust Account (excluding taxes payable on income earned on the Trust Account) at the time of the agreement to enter into an initial Business Combination. The Company will only complete a Business Combination if the post-transaction company owns or

PROPERTY SOLUTIONS ACQUISITION CORP.
NOTES TO CONDENSED FINANCIAL STATEMENTS
(Unaudited)

NOTE 1. DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS (cont.)

acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act.

The Company will provide its holders of the outstanding Public Shares (the “Public Stockholders”) with the opportunity to redeem all or a portion of their Public Shares upon the completion of a Business Combination either (i) in connection with a stockholder meeting called to approve the Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek stockholder approval of a Business Combination or conduct a tender offer will be made by the Company, solely in its discretion. The Public Stockholders will be entitled to redeem their Public Shares for a pro rata portion of the amount then in the Trust Account (initially anticipated to be $10.00 per Public Share, plus any pro rata interest earned on the funds held in the Trust Account and not previously released to the Company to pay its tax obligations). There will be no redemption rights upon the completion of a Business Combination with respect to the Company’s warrants.

The Company will proceed with a Business Combination if the Company has net tangible assets of at least $5,000,001 immediately prior to or upon such consummation of a Business Combination and, if the Company seeks stockholder approval, a majority of the shares voted are voted in favor of the Business Combination. If a stockholder vote is not required by law and the Company does not decide to hold a stockholder vote for business or other legal reasons, the Company will, pursuant to its Amended and Restated Certificate of Incorporation (the “Amended and Restated Certificate of Incorporation”), conduct the redemptions pursuant to the tender offer rules of the U.S. Securities and Exchange Commission (“SEC”) and file tender offer documents with the SEC containing substantially the same information as would be included in a proxy statement prior to completing a Business Combination. If, however, stockholder approval of the transaction is required by law, or the Company decides to obtain stockholder approval for business or legal reasons, the Company will offer to redeem shares in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules. If the Company seeks stockholder approval in connection with a Business Combination, the Sponsor and EarlyBirdCapital have agreed to vote their Founder Shares (as defined in Note 5), Representative Shares (as defined in Note 7), Private Shares (as defined in Note 4) and any Public Shares purchased during or after the Initial Public Offering (a) in favor of approving a Business Combination and (b) not to convert any shares in connection with a stockholder vote to approve a Business Combination or sell any shares to the Company in a tender offer in connection with a Business Combination. Additionally, each Public Stockholder may elect to redeem their Public Shares irrespective of whether they vote for or against the Initial transaction or don’t vote at all.

The Sponsor and EarlyBirdCapital have agreed (a) to waive their redemption rights with respect to their Founder Shares, Private Shares and Public Shares held by them in connection with the completion of a Business Combination, (b) to waive their rights to liquidating distributions from the Trust Account with respect to the Founder Shares, Representative Shares and Private Shares if the Company fails to consummate a Business Combination, and (b) not to propose an amendment to the Amended and Restated Certificate of Incorporation that would affect a Public Stockholders’ ability to convert or sell their shares to the Company in connection with a Business Combination or affect the substance or timing of the Company’s obligation to redeem 100% of its Public Shares if the Company does not complete a Business Combination, unless the Company provides the Public Stockholders with the opportunity to redeem their Public Shares in conjunction with any such amendment.

The Company will have until April 24, 2022 to complete a Business Combination (the “Combination Period”). If the Company is unable to complete a Business Combination within the Combination Period, the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account including interest earned on the funds held in the Trust Account and not previously released to the Company to pay taxes, divided by the number of then outstanding Public Shares, which redemption will completely extinguish Public Stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) as promptly as

PROPERTY SOLUTIONS ACQUISITION CORP.
NOTES TO CONDENSED FINANCIAL STATEMENTS
(Unaudited)

NOTE 1. DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS (cont.)

reasonably possible following such redemption, subject to the approval of the Company’s remaining stockholders and the Company’s board of directors, dissolve and liquidate, subject in each case to the Company’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to the Company’s warrants, which will expire worthless if the Company fails to complete a Business Combination within the Combination Period.

In order to protect the amounts held in the Trust Account, the Sponsor has agreed to be liable to the Company if and to the extent any claims by a vendor for services rendered or products sold to the Company, or a prospective target business with which the Company has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account to below $10.00 per Public Share, except as to any claims by a third party who executed a valid and enforceable agreement with the Company waiving any right, title, interest or claim of any kind they may have in or to any monies held in the Trust Account and except as to any claims under the Company’s indemnity of the underwriters of Initial Public Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third-party claims. The Company will seek to reduce the possibility that Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers, prospective target businesses or other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.

Risks and Uncertainties

In March 2020, the World Health Organization declared the outbreak of a novel coronavirus (COVID-19) as a pandemic which continues to spread throughout the United States and the World. As of the date the financial statement was issued, there was considerable uncertainty around the expected duration of this pandemic. The Company has concluded that while it is reasonably possible that COVID-19 could have a negative effect on identifying a target company for a Business Combination, the specific impact is not readily determinable as of the date of this financial statement. The financial statement does not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying unaudited condensed financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information and in accordance with the instructions to Form 10-Q and Article 8 of Regulation S-X promulgated under the Securities Act. Certain information or footnote disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted, pursuant to the rules and regulations of the SEC for interim financial reporting. Accordingly, they do not include all the information and footnotes necessary for a complete presentation of financial position, results of operations, or cash flows. In the opinion of management, the accompanying unaudited condensed financial statements include all adjustments, consisting of a normal recurring nature, which are necessary for a fair presentation of the financial position, operating results and cash flows for the periods presented.

The accompanying unaudited condensed financial statements should be read in conjunction with the Company’s prospectus for its Initial Public Offering as filed with the SEC on July 22, 2020, as well as the Company’s Current Report on Form 8-K, as filed with the SEC on July 24, 2020 and July 30, 2020. The interim results for the three months ended September 30, 2020 and for the period from February 11, 2020 (inception) through September 30, 2020 are not necessarily indicative of the results to be expected for the year ending December 31, 2020 or for any future periods.

PROPERTY SOLUTIONS ACQUISITION CORP.
NOTES TO CONDENSED FINANCIAL STATEMENTS
(Unaudited)

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Use of Estimates

The preparation of condensed financial statements in conformity with GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company did not have any cash equivalents as of September 30, 2020.

Marketable Securities Held in Trust Account

At September 30, 2020, substantially all of the assets held in the Trust Account were held in U.S. Treasury Bills.

Common Stock Subject to Possible Redemption

The Company accounts for its common stock subject to possible redemption in accordance with the guidance in Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.” Common stock subject to mandatory redemption is classified as a liability instrument and is measured at fair value. Conditionally redeemable common stock (including common stock that features redemption rights that is either within the control

PROPERTY SOLUTIONS ACQUISITION CORP.
NOTES TO CONDENSED FINANCIAL STATEMENTS
(Unaudited)

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) is classified as temporary equity. At all other times, common stock is classified as stockholders’ equity. The Company’s common stock features certain redemption rights that are considered to be outside of the Company’s control and subject to occurrence of uncertain future events. Accordingly, common stock subject to possible redemption is presented at redemption value as temporary equity, outside of the stockholders’ equity section of the Company’s condensed balance sheet.

Income Taxes

The Company follows the asset and liability method of accounting for income taxes under ASC 740, “Income Taxes” (“ASC 740”). Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The effective tax rate differs from the statutory tax rate of 21% for the three months ended September 30, 2020 and for the period from February 11, 2020 (inception) through September 30, 2020, due to the valuation allowance recorded on the Company’s net operating losses.

ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of September 30, 2020. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. The Company is subject to income tax examinations by major taxing authorities since inception.

On March 27, 2020, President Trump signed the Coronavirus Aid, Relief, and Economic Security “CARES” Act into law. The CARES Act includes several significant business tax provisions that, among other things, would eliminate the taxable income limit for certain net operating losses (“NOL”) and allow businesses to carry back NOLs arising in 2018, 2019 and 2020 to the five prior years, suspend the excess business loss rules, accelerate refunds of previously generated corporate alternative minimum tax credits, generally loosen the business interest limitation under IRC section 163(j) from 30 percent to 50 percent among other technical corrections included in the Tax Cuts and Jobs Act tax provisions. The Company does not believe that the CARES Act will have a significant impact on Company’s financial position or statement of operations.

Net Loss per Common Share

Net loss per share is computed by dividing net loss by the weighted average number of shares of common stock outstanding during the period, excluding shares of common stock subject to forfeiture. The Company applies the two-class method in calculating earnings per share. Shares of common stock subject to possible redemption at September 30, 2020, which are not currently redeemable and are not redeemable at fair value, have been excluded from the calculation of basic net loss per common share since such shares, if redeemed, only participate in their pro rata share of the Trust Account earnings. The Company has not considered the effect of warrants sold in the Initial Public Offering and the private placement to purchase 23,572,119 shares of common stock in the calculation of diluted loss per share, since the exercise of the warrants into shares of common stock is contingent upon the occurrence of future events. As a result, diluted net loss per common share is the same as basic net loss per common share for the period presented.

PROPERTY SOLUTIONS ACQUISITION CORP.
NOTES TO CONDENSED FINANCIAL STATEMENTS
(Unaudited)

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of a cash account in a financial institution, which, at times, may exceed the Federal Depository Insurance Coverage of $250,000. The Company has not experienced losses on this account.

Fair Value of Financial Instruments

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under ASC Topic 820, “Fair Value Measurement,” approximates the carrying amounts represented in the accompanying condensed balance sheet, primarily due to their short-term nature.

Recent Accounting Standards

Management does not believe that any recently issued, but not yet effective, accounting standards update, if currently adopted, would have a material effect on the Company’s condensed financial statements.

NOTE 3. INITIAL PUBLIC OFFERING

Pursuant to the Initial Public Offering, the Company sold 20,000,000 Units, at $10.00 per Unit. On July 31, 2020, in connection with the underwriters’ partial exercise of their over-allotment option, the Company sold an additional 2,977,568 Units at a price of $10.00 per Unit. Each Unit consists of one share of common stock and one warrant (“Public Warrant”). Each Public Warrant entitles the holder to purchase one share common stock at a price of $11.50 per share, subject to adjustment (see Note 7).

NOTE 4. PRIVATE PLACEMENT

Simultaneously with the closing of the Initial Public Offering, the Sponsor and EarlyBirdCapital purchased an aggregate of 535,000 Private Units at a price of $10.00 per Private Unit, for an aggregate purchase price of $5,350,000. On July 31, 2020, in connection with the underwriters’ partial exercise of their over-allotment option, the Company sold an additional 59,551 Private Units at a price of $10.00 per Private Unit. The Sponsor purchased 483,420 Private Units and EarlyBirdCapital purchased 111,131 Private Units. Each Private Unit consists of one share of common stock (“Private Share”) and one warrant (“Private Warrant”). Each Private Warrant entitles the holder to purchase one share of common stock at a price of $11.50 per full share, subject to adjustment (see Note 7). The proceeds from the Private Units were added to the proceeds from the Initial Public Offering held in the Trust Account. If the Company does not complete a Business Combination within the Combination Period, the proceeds from the sale of the Private Units will be used to fund the redemption of the Public Shares (subject to the requirements of applicable law).

NOTE 5. RELATED PARTY TRANSACTIONS

Founder Shares

On February 11, 2020, the Sponsor purchased an aggregate of 5,750,000 shares of the Company’s common stock for an aggregate price of $25,000 (the “Founder Shares”). The Founder Shares included an aggregate of up to 750,000 shares subject to forfeiture by the Sponsor to the extent that the underwriters’ over-allotment was not exercised in full or in part, so that the Sponsor would collectively own 20% of the Company’s issued and outstanding shares after the Initial Public Offering (assuming the Sponsor did not purchase any Public Shares in the Initial Public Offering and excluding the Private Shares). As a result of the underwriters’ election to partially exercise their over-allotment option on July 31, 2020 and the expiration of the remaining over-allotment option, 5,608 Founder Shares were forfeited and 744,392 Founder Shares are no longer subject to forfeiture, resulting in there being 5,744,392 Founder Shares issued and outstanding.

PROPERTY SOLUTIONS ACQUISITION CORP.
NOTES TO CONDENSED FINANCIAL STATEMENTS
(Unaudited)

NOTE 5. RELATED PARTY TRANSACTIONS (cont.)

The Sponsor has agreed, subject to certain limited exceptions, not to transfer, assign or sell any of the Founder Shares until (1) with respect to 50% of the Founder Shares, the earlier of one year after the completion of a Business Combination and the date on which the closing price of the common stock equals or exceeds $12.50 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing after a Business Combination and (2) with respect to the remaining 50% of the Founder Shares, one year after the completion of a Business Combination, or earlier, in either case, if, subsequent to a Business Combination, the Company completes a liquidation, merger, stock exchange or other similar transaction which results in all of the Company’s stockholders having the right to exchange their shares of common stock for cash, securities or other property.

Advances — Related Party

The Sponsor advanced the Company an aggregate of $75,000 to cover expenses related to the Initial Public Offering. The advances were non-interest bearing and due on demand. The outstanding advances of $75,000 were repaid upon the consummation of the Initial Public Offering on July 24, 2020.

Promissory Note — Related Party

On February 14, 2020, the Company issued an unsecured promissory note to the Sponsor (the “Promissory Note”), pursuant to which the Company may borrow up to an aggregate principal amount of $150,000. The Promissory Note was non-interest bearing and payable on the earlier of (i) December 31, 2020, (ii) the consummation of the Initial Public Offering or (ii) the date on which the Company determines not to proceed with the Initial Public Offering. The outstanding balance under the Promissory Note of $133,000 was repaid upon the consummation of the Initial Public Offering on July 24, 2020.

Administrative Services Agreement

The Company entered into an agreement whereby, commencing on the July 21, 2020, through the earlier of the Company’s consummation of a Business Combination and its liquidation, the Company will pay an affiliate of the Company’s executive officers a total of $10,000 per month for office space and related services. For each of the three months ended September 30, 2020 and for the period from February 11, 2020 (inception) through September 30, 2020, the Company incurred and paid $20,000 in fees for these services.

Related Party Loans

In addition, in order to finance transaction costs in connection with a Business Combination, the Sponsor, or certain of the Company’s officers and directors or their affiliates may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). If the Company completes a Business Combination, the Company would repay the Working Capital Loans out of the proceeds of the Trust Account released to the Company. Otherwise, the Working Capital Loans would be repaid only out of funds held outside the Trust Account. In the event that a Business Combination does not close, the Company may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans, but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. Except for the foregoing, the terms of such Working Capital Loans, if any, have not been determined and no written agreements exist with respect to such loans. The Working Capital Loans would either be repaid upon consummation of a Business Combination, without interest, or, at the lender’s discretion, up to $1,500,000 of such Working Capital Loans may be convertible into units of the post Business Combination entity at a price of $10.00 per unit. The units would be identical to the Private Units.

PROPERTY SOLUTIONS ACQUISITION CORP.
NOTES TO CONDENSED FINANCIAL STATEMENTS
(Unaudited)

NOTE 6. COMMITMENTS

Registration Rights

Pursuant to a registration rights agreement entered into on July 21, 2020, the holders of the Founder Shares and Representative Shares, as well as the holders of the Private Units and any units that may be issued in payment of Working Capital Loans made to Company, will be entitled to registration rights. The holders of a majority of these securities are entitled to make up to two demands that the Company register such securities. The holders of the majority of the Founder Shares can elect to exercise these registration rights at any time commencing three months prior to the date on which these shares of common stock are to be released from escrow. The holders of a majority of the Representative Shares, Private Units and units issued in payment of Working Capital Loans (or underlying securities) can elect to exercise these registration rights at any time after the Company consummates a business combination. Notwithstanding anything to the contrary, EarlyBirdCapital may only make a demand on one occasion and only during the five-year period beginning on the effective date of the Initial Public Offering. In addition, the holders have certain “piggy-back” registration and underwritten offering rights with respect to registration statements filed subsequent to the consummation of a Business Combination; provided, however, that EarlyBirdCapital may participate in a “piggy-back” registration only during the seven-year period beginning on the effective date of the Initial Public Offering. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Business Combination Marketing Agreement

The Company has engaged EarlyBirdCapital as an advisor in connection with a Business Combination to assist the Company in holding meetings with its shareholders to discuss the potential Business Combination and the target business’ attributes, introduce the Company to potential investors that are interested in purchasing the Company’s securities in connection with a Business Combination, assist the Company in obtaining shareholder approval for the Business Combination and assist the Company with its press releases and public filings in connection with the Business Combination. The Company will pay EarlyBirdCapital a cash fee for such services upon the consummation of a Business Combination in an amount equal to 3.5% of the gross proceeds of Initial Public Offering, or $8,042,149 (exclusive of any applicable finders’ fees which might become payable); provided that up to 33% of the fee may be allocated at the Company’s sole discretion to other third parties who are investment banks or financial advisory firms not participating in this offering that assist the Company in identifying and consummating a Business Combination.

NOTE 7. STOCKHOLDER’S EQUITY

Preferred Stock — The Company is authorized to issue 1,000,000 shares of preferred stock with a par value of $0.0001 per share with such designations, voting and other rights and preferences as may be determined from time to time by the Company’s board of directors. At September 30, 2020, there were no shares of preferred stock issued or outstanding.

Common Stock — The Company is authorized to issue 50,000,000 shares of common stock with a par value of $0.0001 per share. At September 30, 2020, there were 6,963,811 shares of common stock issued and outstanding, excluding 22,552,700 shares of common stock subject to possible redemption.

Warrants — The Public Warrants will become exercisable on the later of (a) 30 days after the completion of a Business Combination or (b) 12 months from the closing of the Initial Public Offering. No warrants will be exercisable for cash unless the Company has an effective and current registration statement covering the shares of common stock issuable upon exercise of the warrants and a current prospectus relating to such shares of common stock. Notwithstanding the foregoing, if a registration statement covering the shares of common stock issuable upon exercise of the Public Warrants is not effective within a specified period following the consummation of a Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period when the Company shall have failed to maintain an effective registration statement, exercise warrants on

PROPERTY SOLUTIONS ACQUISITION CORP.
NOTES TO CONDENSED FINANCIAL STATEMENTS
(Unaudited)

NOTE 7. STOCKHOLDER’S EQUITY (cont.)

a cashless basis pursuant to the exemption provided by Section 3(a)(9) of the Securities Act, provided that such exemption is available. If that exemption, or another exemption, is not available, holders will not be able to exercise their warrants on a cashless basis. The Public Warrants will expire five years after the completion of a Business Combination or earlier upon redemption or liquidation.

Once the warrants become exercisable, the Company may redeem the Public Warrants:

•        in whole and not in part;

•        at a price of $0.01 per warrant;

•        if, and only if, the reported last sale price of the shares of common stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations), for any 20 trading days within a 30 trading day period commencing at any time after the warrants become exercisable and ending on the third business day prior to the notice of redemption to warrant holders; and

•        if, and only if, there is a current registration statement in effect with respect to the shares of common stock underlying such warrants.

If the Company calls the Public Warrants for redemption, management will have the option to require all holders that wish to exercise the Public Warrants to do so on a “cashless basis,” as described in the warrant agreement.

In addition, if (x) the Company issues additional shares of common stock or equity-linked securities for capital raising purposes in connection with the closing of a Business Combination at an issue price or effective issue price of less than $9.20 per share of common stock (with such issue price or effective issue price to be determined in good faith by the Company’s board of directors, and in the case of any such issuance to the Sponsor or their affiliates, without taking into account any Founder Shares held by them prior to such issuance), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of a Business Combination on the date of the consummation of a Business Combination (net of redemptions), and (z) the volume weighted average trading price of the Company’s common stock during the 20 trading day period starting on the trading day prior to the day on which the Company consummates Business Combination (such price, the “Market Value”) is below $9.20 per share, the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the greater of (i) the Market Value or (ii) the price at which we issue the additional shares of common stock or equity-linked securities.

The exercise price and number of shares of common stock issuable on exercise of the warrants may be adjusted in certain circumstances including in the event of a stock dividend, extraordinary dividend or our recapitalization, reorganization, merger or consolidation. However, except as described above, the warrants will not be adjusted for issuances of shares of common stock at a price below their respective exercise prices. Additionally, in no event will the Company be required to net cash settle the warrants. If the Company is unable to complete a Business Combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of warrants will not receive any of such funds with respect to their warrants, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with the respect to such warrants. Accordingly, the warrants may expire worthless.

The Private Warrants are identical to the Public Warrants underlying the Units sold in the Initial Public Offering, except that the Private Warrants and the common stock issuable upon the exercise of the Private Warrants will not be transferable, assignable or saleable until 30 days after the completion of a Business Combination, subject to certain limited exceptions. Additionally, the Private Warrants will be exercisable on a cashless basis and

PROPERTY SOLUTIONS ACQUISITION CORP.
NOTES TO CONDENSED FINANCIAL STATEMENTS
(Unaudited)

NOTE 7. STOCKHOLDER’S EQUITY (cont.)

be non-redeemable so long as they are held by the initial purchasers or their permitted transferees. If the Private Warrants are held by someone other than the initial purchasers or their permitted transferees, the Private Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants.

Representative Shares

On February 11, 2020, the Company issued to the designees of EarlyBirdCapital 200,000 shares of common stock (the “Representative Shares”). The Company accounted for the Representative Shares as an offering cost of the Initial Public Offering, with a corresponding credit to stockholders’ equity. The Company estimated the fair value of Representative Shares to be $820 based upon the price of the Founder Shares issued to the Sponsor. The holders of the Representative Shares have agreed not to transfer, assign or sell any such shares until the completion of a Business Combination. In addition, the holders have agreed (i) to waive their conversion rights (or right to participate in any tender offer) with respect to such shares in connection with the completion of a Business Combination and (ii) to waive their rights to liquidating distributions from the Trust Account with respect to such shares if the Company fails to complete a Business Combination within the Combination Period.

The Representative Shares have been deemed compensation by FINRA and are therefore subject to a lock-up for a period of 180 days immediately following the effective date of the registration statement related to the Initial Public Offering pursuant to Rule 5110(g)(1) of FINRA’s NASD Conduct Rules. Pursuant to FINRA Rule 5110(g)(1), these securities will not be the subject of any hedging, short sale, derivative, put or call transaction that would result in the economic disposition of the securities by any person for a period of 180 days immediately following the effective date of the registration statements related to the Initial Public Offering, nor may they be sold, transferred, assigned, pledged or hypothecated for a period of 180 days immediately following the effective date of the registration statements related to the Initial Public Offering except to any underwriter and selected dealer participating in the Initial Public Offering and their bona fide officers or partners.

NOTE 8. FAIR VALUE MEASUREMENTS

The Company follows the guidance in ASC 820 for its financial assets and liabilities that are re-measured and reported at fair value at each reporting period, and non-financial assets and liabilities that are re-measured and reported at fair value at least annually.

The fair value of the Company’s financial assets and liabilities reflects management’s estimate of amounts that the Company would have received in connection with the sale of the assets or paid in connection with the transfer of the liabilities in an orderly transaction between market participants at the measurement date. In connection with measuring the fair value of its assets and liabilities, the Company seeks to maximize the use of observable inputs (market data obtained from independent sources) and to minimize the use of unobservable inputs (internal assumptions about how market participants would price assets and liabilities). The following fair value hierarchy is used to classify assets and liabilities based on the observable inputs and unobservable inputs used in order to value the assets and liabilities:

Level 1:

Quoted prices in active markets for identical assets or liabilities. An active market for an asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2:

Observable inputs other than Level 1 inputs. Examples of Level 2 inputs include quoted prices in active markets for similar assets or liabilities and quoted prices for identical assets or liabilities in markets that are not active.

Level 3:	Unobservable inputs based on our assessment of the assumptions that market participants would use in pricing the asset or liability.

PROPERTY SOLUTIONS ACQUISITION CORP.
NOTES TO CONDENSED FINANCIAL STATEMENTS
(Unaudited)

NOTE 8. FAIR VALUE MEASUREMENTS (cont.)

The following table presents information about the Company’s assets that are measured at fair value on a recurring basis at September 30, 2020, and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value:

Description	Level	September 30, 2020
Assets:
Marketable securities held in Trust Account	1	$229,815,512

NOTE 9. SUBSEQUENT EVENTS

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the condensed financial statements were issued. Based upon this review, the Company did not identify any subsequent events that would have required adjustment or disclosure in the condensed financial statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of
Property Solutions Acquisition Corp.

Opinion on the Financial Statements

We have audited the accompanying balance sheet of Property Solutions Acquisition Corp. (the “Company”) as of March 3, 2020 and the related statements of operations, changes in stockholders’ equity and cash flows for the period from February 11, 2020 (inception) through March 3, 2020 and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 3, 2020 and the results of its operations and its cash flows for the period from February 11, 2020 (inception) through March 3, 2020, in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph — Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company’s ability to execute its business plan is dependent upon the completion of the proposed initial public offering described in Note 3 to the financial statements. The Company has a working capital deficiency of $8,480 as of March 3, 2020 and lacks the financial resources needed to sustain operations for reasonable periods of time, which is considered to be one year from the issuance date of the financial statements. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans with regard to these matters are also described in Notes 1 and 3. The financial statements do not include any adjustments that might become necessary should the Company be unable to continue as a going concern.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Marcum LLP

Marcum LLP
We have served as the Company’s auditor since 2020.
New York, NY

March 10, 2020

PROPERTY SOLUTIONS ACQUISITION CORP.
BALANCE SHEET
MARCH 3, 2020

ASSETS
Current assets
Cash	$120,000
Prepaid expenses and other current assets	20
Total Current Assets	120,020

Deferred offering costs	33,300
TOTAL ASSETS	$153,320

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accrued expenses	$1,000
Accrued offering costs	2,500
Promissory note – related party	125,000
Total Current Liabilities	128,500

Commitments

Stockholders’ Equity
Preferred stock, $0.0001 par value; 1,000,000 shares authorized; zero issued and outstanding
Common stock, $0.0001 par value; 50,000,000 shares authorized; 5,950,000 shares issued and outstanding(1)	595
Additional paid-in capital	25,225
Accumulated deficit	(1,000)
Total Stockholders’ Equity	24,820
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$153,320

____________

(1)      Includes up to 750,000 shares subject to forfeiture if the over-allotment option is not exercised in full or in part by the underwriters (see Note 5).

The accompanying notes are an integral part of these financial statements.

PROPERTY SOLUTIONS ACQUISITION CORP.
STATEMENT OF OPERATIONS
FOR THE PERIOD FROM FEBRUARY 11, 2020 (INCEPTION) TO MARCH 3, 2020

Formation and operating costs	$1,000
Net Loss	$(1,000)

Weighted average shares outstanding, basic and diluted(1)	5,200,000

Basic and diluted net loss per common share	$(0.00)

____________

(1)      Excludes an aggregate of up to 750,000 shares subject to forfeiture if the over-allotment option is not exercised in full or in part by the underwriters (see Note 5).

The accompanying notes are an integral part of these financial statements.

PROPERTY SOLUTIONS ACQUISITION CORP.
STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY
FOR THE PERIOD FROM FEBRUARY 11, 2020 (INCEPTION) TO MARCH 3, 2020

	Common Stock		Additional Paid in Capital	Accumulated Deficit	Total Stockholders’ Equity
	Shares	Amount
Balance – February 11, 2020 (inception)	—	$—	$—	$—	$—
Issuance of common stock to Sponsor(1)	5,750,000	575	24,425	—	25,000
Issuance of Representative Shares	200,000	20	800	—	820
Net loss	—	—	—	(1,000)	(1,000)

Balance – March 3, 2020	5,950,000	$595	$25,225	$(1,000)	$24,820

____________

(1)      Includes 750,000 shares subject to forfeiture if the over-allotment option is not exercised in full or in part by the underwriters (see Note 5).

The accompanying notes are an integral part of these financial statements.

PROPERTY SOLUTIONS ACQUISITION CORP.
STATEMENT OF CASH FLOWS
FOR THE PERIOD FROM FEBRUARY 11, 2020 (INCEPTION) TO MARCH 3, 2020

Cash Flows from Operating Activities:
Net loss	$(1,000)
Adjustments to reconcile net loss to net cash used in operating activities:
Changes in operating assets and liabilities:
Accrued expenses	1,000
Net cash used in operating activities	—

Cash Flows from Financing Activities:
Proceeds from promissory note – related party	125,000
Payment of offering costs	(5,000)
Net cash provided by operating activities	120,000

Net Change in Cash	120,000
Cash – Beginning	—
Cash – Ending	$120,000

Non-cash investing and financing activities:
Deferred offering costs paid directly by Sponsor from proceeds from issuance of common stock	$25,000
Issuance of Representative Shares	$820
Deferred offering costs included in accrued offering costs	$2,500

The accompanying notes are an integral part of these financial statements.

PROPERTY SOLUTIONS ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

NOTE 1 — DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Property Solutions Acquisition Corp. (the “Company”) was incorporated in Delaware on February 11, 2020. The Company is a blank check company formed for the purpose of entering into a merger, share exchange, asset acquisition, stock purchase, recapitalization, reorganization or other similar business combination with one or more businesses or entities (the “Business Combination”).

Although the Company is not limited to a particular industry or geographic region for purposes of consummating a Business Combination, the Company intends to focus on businesses that service the real estate industry. The Company is an early stage and emerging growth company and, as such, the Company is subject to all of the risks associated with early stage and emerging growth companies.

As of March 3, 2020, the Company had not commenced any operations. All activity for the period from February 11, 2020 (inception) through March 3, 2020 relates to the Company’s formation and the proposed initial public offering (“Proposed Public Offering”), which is described below. The Company will not generate any operating revenues until after the completion of a Business Combination, at the earliest. The Company will generate non-operating income in the form of interest income from the proceeds derived from the Proposed Public Offering. The Company has selected December 31 as its fiscal year end.

The Company’s ability to commence operations is contingent upon obtaining adequate financial resources through a Proposed Public Offering of 20,000,000 units (the “Units” and, with respect to the shares of common stock included in the Units being offered, the “Public Shares”) at $10.00 per Unit (or 23,000,000 units if the underwriters’ over-allotment option is exercised in full), which is discussed in Note 3, and the sale of 535,000 units (or 595,000 units if the underwriters’ over-allotment option is exercised in full) (the “Private Units”) at a price of $10.00 per Private Unit in a private placement to Property Solutions Acquisition Sponsor, LLC (the “Sponsor”) and EarlyBirdCapital, Inc. (“EarlyBirdCapital”), that will close simultaneously with the Proposed Public Offering.

The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Proposed Public Offering and the sale of the Private Units, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. There is no assurance that the Company will be able to complete a Business Combination successfully. The Company must complete a Business Combination having an aggregate fair market value of at least 80% of the assets held in the Trust Account (as defined below) (excluding taxes payable on income earned on the Trust Account) at the time of the agreement to enter into an initial Business Combination. The Company will only complete a Business Combination if the post-transaction company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act of 1940, as amended (the “Investment Company Act”). Upon the closing of the Proposed Public Offering, management has agreed that an amount equal to at least $10.00 per Unit sold in the Proposed Public Offering, including the proceeds from the sale of the Private Units, will be held in a trust account (“Trust Account”), located in the United States and invested only in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 180 days or less or in any open-ended investment company that holds itself out as a money market fund selected by the Company meeting the conditions of Rule 2a-7 of the Investment Company Act, as determined by the Company, until the earlier of: (i) the completion of a Business Combination and (ii) the distribution of the funds in the Trust Account, as described below.

The Company will provide its holders of the outstanding Public Shares (the “public stockholders”) with the opportunity to redeem all or a portion of their Public Shares upon the completion of a Business Combination either (i) in connection with a stockholder meeting called to approve the Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek stockholder approval of a Business Combination or conduct a tender offer will be made by the Company, solely in its discretion. The public stockholders will be entitled to redeem their Public Shares for a pro rata portion of the amount then in the Trust Account (initially anticipated to be $10.00 per Public Share, plus any pro rata interest earned on the funds held in the Trust Account and not previously released to the Company to pay its tax obligations). There will be no redemption rights upon the completion of a Business Combination with respect to the Company’s warrants.

PROPERTY SOLUTIONS ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

NOTE 1 — DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS (cont.)

The Public Shares subject to redemption will be recorded at redemption value and classified as temporary equity upon the completion of the Proposed Offering in accordance with the Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.”

The Company will proceed with a Business Combination if the Company has net tangible assets of at least $5,000,001 immediately prior to or upon such consummation of a Business Combination and, if the Company seeks stockholder approval, a majority of the shares voted are voted in favor of the Business Combination. If a stockholder vote is not required by law and the Company does not decide to hold a stockholder vote for business or other legal reasons, the Company will, pursuant to its Amended and Restated Certificate of Incorporation (the “Amended and Restated Certificate of Incorporation”), conduct the redemptions pursuant to the tender offer rules of the U.S. Securities and Exchange Commission (“SEC”) and file tender offer documents with the SEC containing substantially the same information as would be included in a proxy statement prior to completing a Business Combination. If, however, stockholder approval of the transaction is required by law, or the Company decides to obtain stockholder approval for business or legal reasons, the Company will offer to redeem shares in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules. If the Company seeks stockholder approval in connection with a Business Combination, the Sponsor and EarlyBirdCapital have agreed to vote their Founder Shares (as defined in Note 5), Representative Shares (as defined in Note 7), Private Shares (as defined in Note 4) and any Public Shares purchased during or after the Proposed Public Offering (a) in favor of approving a Business Combination and (b) not to convert any shares in connection with a stockholder vote to approve a Business Combination or sell any shares to the Company in a tender offer in connection with a Business Combination. Additionally, each public stockholder may elect to redeem their Public Shares irrespective of whether they vote for or against the proposed transaction or don’t vote at all.

The Sponsor and EarlyBirdCapital have agreed (a) to waive their redemption rights with respect to their Founder Shares, Private Shares and Public Shares held by them in connection with the completion of a Business Combination, (b) to waive their rights to liquidating distributions from the Trust Account with respect to the Founder Shares, Representative Shares and Private Shares if the Company fails to consummate a Business Combination, and (b) not to propose an amendment to the Amended and Restated Certificate of Incorporation that would affect a public stockholders’ ability to convert or sell their shares to the Company in connection with a Business Combination or affect the substance or timing of the Company’s obligation to redeem 100% of its Public Shares if the Company does not complete a Business Combination, unless the Company provides the public stockholders with the opportunity to redeem their Public Shares in conjunction with any such amendment.

The Company will have until 21 months from the closing of the Proposed Public Offering to complete a Business Combination (the “Combination Period”). If the Company is unable to complete a Business Combination within the Combination Period, the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account including interest earned on the funds held in the Trust Account and not previously released to the Company to pay taxes, divided by the number of then outstanding Public Shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining stockholders and the Company’s board of directors, dissolve and liquidate, subject in each case to the Company’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to the Company’s warrants, which will expire worthless if the Company fails to complete a Business Combination within the Combination Period.

In order to protect the amounts held in the Trust Account, the Sponsor has agreed to be liable to the Company if and to the extent any claims by a vendor for services rendered or products sold to the Company, or a prospective target business with which the Company has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account to below $10.00 per Public Share, except as to any claims by a third party who

PROPERTY SOLUTIONS ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

NOTE 1 — DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS (cont.)

executed a valid and enforceable agreement with the Company waiving any right, title, interest or claim of any kind they may have in or to any monies held in the Trust Account and except as to any claims under the Company’s indemnity of the underwriters of Proposed Public Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third-party claims. The Company will seek to reduce the possibility that Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers, prospective target businesses or other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.

Going Concern Consideration

At March 3, 2020, the Company had cash of $120,000 and working capital deficit of $8,480. The Company has incurred and expects to continue to incur significant costs in pursuit of its financing and acquisition plans. These conditions raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are issued. Management plans to address this uncertainty through a Proposed Public Offering as discussed in Note 3. There is no assurance that the Company’s plans to raise capital or to consummate a Business Combination will be successful within the Combination Period. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements are presented in conformity with accounting principles generally accepted in the United States of America (“GAAP”) and pursuant to the rules and regulations of the SEC.

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

PROPERTY SOLUTIONS ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company did not have any cash equivalents as of March 3, 2020.

Deferred Offering Costs

Deferred offering costs consist of legal, accounting and other costs incurred through the balance sheet date that are directly related to the Proposed Public Offering and that will be charged to stockholders’ equity upon the completion of the Proposed Public Offering. Should the Proposed Public Offering prove to be unsuccessful, these deferred costs, as well as additional expenses to be incurred, will be charged to operations.

Income Taxes

The Company follows the asset and liability method of accounting for income taxes under ASC 740, “Income Taxes.” Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of March 3, 2020. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. The Company is subject to income tax examinations by major taxing authorities since inception.

The provision for income taxes was deemed to be de minimis for the period from February 11, 2020 (inception) to March 3, 2020.

Net Loss Per Common Share

Net loss per share is computed by dividing net loss by the weighted average number of shares of common stock outstanding during the period, excluding shares of common stock subject to forfeiture by the Sponsor. Weighted average shares were reduced for the effect of an aggregate of 750,000 shares of common stock that are subject to forfeiture if the over-allotment option is not exercised by the underwriters (see Note 7). At March 3, 2020,

PROPERTY SOLUTIONS ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

the Company did not have any dilutive securities and other contracts that could, potentially, be exercised or converted into shares of common stock and then share in the earnings of the Company. As a result, diluted loss per share is the same as basic loss per share for the period presented.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of a cash account in a financial institution, which, at times, may exceed the Federal Depository Insurance Coverage of $250,000. The Company has not experienced losses on this account and management believes the Company is not exposed to significant risks on such account.

Fair Value of Financial Instruments

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under ASC Topic 820, “Fair Value Measurements,” approximates the carrying amounts represented in the accompanying balance sheet, primarily due to their short-term nature.

Recent Accounting Standards

Management does not believe that any recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on the Company’s financial statements.

NOTE 3 — PUBLIC OFFERING

Pursuant to the Proposed Public Offering, the Company intends to offer for sale 20,000,000 Units (or 23,000,000 Units if the over-allotment option is exercised in full) at a price of $10.00 per Unit. Each Unit will consist of one share of common stock, and one warrant (“Public Warrant”). Each Public Warrant entitles the holder to purchase one share of Class A common stock at a price of $11.50 per share, subject to adjustment (see Note 7).

NOTE 4 — PRIVATE PLACEMENT

The Sponsor and EarlyBirdCapital have agreed to purchase an aggregate of 535,000 Private Units (or 595,000 Private Units if the over-allotment option is exercised in full) at a price of $10.00 per Private Unit, for an aggregate purchase price of $5,350,000, or $5,950,000 if the over-allotment option is exercised in full, in a private placement that will occur simultaneously with the closing of the Proposed Public Offering. The Sponsor has agreed to purchase 435,000 Private Units (or 483,785 Private Units if the over-allotment option is exercised in full) and EarlyBirdCapital has agreed to purchase 100,000 Private Units (or 111,215 Private Units if the over-allotment option is exercised in full). Each Private Unit will consist of one share of common stock (“Private Share”) and one warrant (“Private Warrant”). Each Private Warrant will entitle the holder to purchase one share of common stock at a price of $11.50 per full share, subject to adjustment (see Note 7). The proceeds from the Private Units will be added to the proceeds from the Proposed Public Offering to be held in the Trust Account. If the Company does not complete a Business Combination within the Combination Period, the proceeds from the sale of the Private Units will be used to fund the redemption of the Public Shares (subject to the requirements of applicable law).

NOTE 5 — RELATED PARTY TRANSACTIONS

Founder Shares

On February 11, 2020, the Sponsor purchased an aggregate of 5,750,000 shares of the Company’s common stock for an aggregate price of $25,000 (the “Founder Shares”). The Founder Shares include an aggregate of up to 750,000 shares subject to forfeiture by the Sponsor to the extent that the underwriters’ over-allotment is not exercised in full or in part, so that the Sponsor will collectively own 20% of the Company’s issued and outstanding shares after the Proposed Public Offering (assuming the Sponsor does not purchase any Public Shares in the Proposed Public Offering and excluding the Private Shares).

PROPERTY SOLUTIONS ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

NOTE 5 — RELATED PARTY TRANSACTIONS (cont.)

The Sponsor has agreed, subject to certain limited exceptions, not to transfer, assign or sell any of the Founder Shares until (1) with respect to 50% of the Founder Shares, the earlier of one year after the completion of a Business Combination and the date on which the closing price of the common stock equals or exceeds $12.50 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing after a Business Combination and (2) with respect to the remaining 50% of the Founder Shares, one year after the completion of a Business Combination, or earlier, in either case, if, subsequent to a Business Combination, the Company completes a liquidation, merger, stock exchange or other similar transaction which results in all of the Company’s stockholders having the right to exchange their shares of common stock for cash, securities or other property.

Promissory Note — Related Party

On February 14, 2020, the Company issued an unsecured promissory note to the Sponsor (the “Promissory Note”), pursuant to which the Company may borrow up to an aggregate principal amount of $150,000, of which $125,000 was outstanding under the Promissory Note as of March 3, 2020. The Promissory Note is non-interest bearing and payable on the earlier of (i) December 31, 2020, (ii) the consummation of the Proposed Public Offering or (ii) the date on which the Company determines not to proceed with the Proposed Public Offering.

Related Party Loans

In addition, in order to finance transaction costs in connection with a Business Combination, the Initial Stockholders, or certain of the Company’s officers and directors or their affiliates may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). If the Company completes a Business Combination, the Company would repay the Working Capital Loans out of the proceeds of the Trust Account released to the Company. Otherwise, the Working Capital Loans would be repaid only out of funds held outside the Trust Account. In the event that a Business Combination does not close, the Company may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans, but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. Except for the foregoing, the terms of such Working Capital Loans, if any, have not been determined and no written agreements exist with respect to such loans. The Working Capital Loans would either be repaid upon consummation of a Business Combination, without interest, or, at the lender’s discretion, up to $1,500,000 of such Working Capital Loans may be convertible into units of the post Business Combination entity at a price of $10.00 per unit. The units would be identical to the Private Units.

Administrative Support Agreement

The Company has agreed, commencing on the effective date of the Proposed Public Offering through the earlier of the Company’s consummation of a Business Combination and its liquidation, to pay an affiliate of the Company’s executive officers a total of $10,000 per month for office space and related services.

NOTE 6 — COMMITMENTS

Registration Rights

The holders of the Founder Shares and Representative Shares, as well as the holders of the Private Units and any units that may be issued in payment of Working Capital Loans made to Company, will be entitled to registration rights pursuant to an agreement to be signed prior to or on the effective date of the Proposed Public Offering. The holders of a majority of these securities are entitled to make up to two demands that the Company register such securities. The holders of the majority of the Founder Shares can elect to exercise these registration rights at any time commencing three months prior to the date on which these shares of common stock are to be released from escrow. The holders of a majority of the Representative Shares, Private Units and units issued in payment of Working Capital Loans (or underlying securities) can elect to exercise these registration rights at any time after the Company consummates a business combination. Notwithstanding anything to the contrary, EarlyBirdCapital may only make a demand on one occasion and only during the five-year period beginning on the effective date of the Proposed Public

PROPERTY SOLUTIONS ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

NOTE 6 — COMMITMENTS (cont.)

Offering. In addition, the holders have certain “piggy-back” registration and underwritten offering rights with respect to registration statements filed subsequent to the consummation of a Business Combination; provided, however, that EarlyBirdCapital may participate in a “piggy-back” registration only during the seven-year period beginning on the effective date of the Proposed Public Offering. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Underwriting Agreement

The Company will grant the underwriters a 45-day option from the date of Proposed Public Offering to purchase up to 3,000,000 additional Units to cover over-allotments, if any, at the Proposed Public Offering price less the underwriting discounts and commissions.

The underwriters will be entitled to a cash underwriting discount of 2.00% of the gross proceeds of the Proposed Public Offering, or $4,000,000 (or up to $4,600,000 if the underwriters’ over-allotment is exercised in full), payable upon the closing of the Proposed Public Offering.

Business Combination Marketing Agreement

The Company has engaged EarlyBirdCapital as an advisor in connection with a Business Combination to assist the Company in holding meetings with its shareholders to discuss the potential Business Combination and the target business’ attributes, introduce the Company to potential investors that are interested in purchasing the Company’s securities in connection with a Business Combination, assist the Company in obtaining shareholder approval for the Business Combination and assist the Company with its press releases and public filings in connection with the Business Combination. The Company will pay EarlyBirdCapital a cash fee for such services upon the consummation of a Business Combination in an amount equal to 3.5% of the gross proceeds of Proposed Public Offering (exclusive of any applicable finders’ fees which might become payable); provided that up to 33% of the fee may be allocated at the Company’s sole discretion to other third parties who are investment banks or financial advisory firms not participating in this offering that assist the Company in identifying and consummating a Business Combination.

NOTE 7 — STOCKHOLDERS’ EQUITY

Preferred Stock — The Company is authorized to issue 1,000,000 shares of preferred stock with a par value of $0.0001 per share with such designations, voting and other rights and preferences as may be determined from time to time by the Company’s board of directors. At March 3, 2020, there were no shares of preferred stock issued or outstanding.

Common Stock — The Company is authorized to issue 50,000,000 shares of common stock with a par value of $0.0001 per share. At March 3, 2020, there were 5,950,000 shares of common stock issued and outstanding, of which an aggregate of up to 750,000 shares are subject to forfeiture to the extent that the underwriters’ over-allotment option is not exercised in full or in part, so that the Sponsor will collectively own 20% of the Company’s issued and outstanding common stock after the Proposed Public Offering (assuming the Sponsor does not purchase any Public Shares in the Proposed Public Offering and excluding the Private Shares).

Warrants — The Public Warrants will become exercisable on the later of (a) 30 days after the completion of a Business Combination or (b) 12 months from the closing of the Proposed Public Offering. No warrants will be exercisable for cash unless the Company has an effective and current registration statement covering the shares of common stock issuable upon exercise of the warrants and a current prospectus relating to such shares of common stock. Notwithstanding the foregoing, if a registration statement covering the shares of common stock issuable upon exercise of the Public Warrants is not effective within a specified period following the consummation of a Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period when the Company shall have failed to maintain an effective registration statement, exercise warrants on a cashless basis pursuant to the exemption provided by Section 3(a)(9) of the Securities Act, provided that such

PROPERTY SOLUTIONS ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

NOTE 7 — STOCKHOLDERS’ EQUITY (cont.)

exemption is available. If that exemption, or another exemption, is not available, holders will not be able to exercise their warrants on a cashless basis. The Public Warrants will expire five years after the completion of a Business Combination or earlier upon redemption or liquidation.

Once the warrants become exercisable, the Company may redeem the Public Warrants:

•        in whole and not in part;

•        at a price of $0.01 per warrant;

•        upon not less than 30 days’ prior written notice of redemption to each warrant holder;

•        if, and only if, the reported last sale price of the shares of common stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations), for any 20 trading days within a 30 trading day period commencing at any time after the warrants become exercisable and ending on the third business day prior to the notice of redemption to warrant holders; and

•        if, and only if, there is a current registration statement in effect with respect to the shares of common stock underlying such warrants.

If the Company calls the Public Warrants for redemption, management will have the option to require all holders that wish to exercise the Public Warrants to do so on a “cashless basis,” as described in the warrant agreement.

In addition, if (x) the Company issues additional shares of common stock or equity-linked securities for capital raising purposes in connection with the closing of a Business Combination at an issue price or effective issue price of less than $9.20 per share of common stock (with such issue price or effective issue price to be determined in good faith by the Company’s board of directors, and in the case of any such issuance to the Sponsor or their affiliates, without taking into account any Founder Shares held by them prior to such issuance), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of a Business Combination on the date of the consummation of a Business Combination (net of redemptions), and (z) the volume weighted average trading price of the Company’s common stock during the 20 trading day period starting on the trading day prior to the day on which the Company consummates Business Combination (such price, the “Market Value”) is below $9.20 per share, the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the greater of (i) the Market Value or (ii) the price at which we issue the additional shares of common stock or equity-linked securities.

The exercise price and number of shares of common stock issuable on exercise of the warrants may be adjusted in certain circumstances including in the event of a stock dividend, extraordinary dividend or our recapitalization, reorganization, merger or consolidation. However, the warrants will not be adjusted for issuances of shares of common stock at a price below their respective exercise prices. Additionally, in no event will the Company be required to net cash settle the warrants. If the Company is unable to complete a Business Combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of warrants will not receive any of such funds with respect to their warrants, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with the respect to such warrants. Accordingly, the warrants may expire worthless.

The Private Warrants will be identical to the Public Warrants underlying the Units being sold in the Proposed Public Offering, except that the Private Warrants and the common stock issuable upon the exercise of the Private Warrants will not be transferable, assignable or salable until 30 days after the completion of a Business Combination, subject to certain limited exceptions. Additionally, the Private Warrants will be exercisable on a cashless basis and be non-redeemable so long as they are held by the initial purchasers or their permitted transferees. If the Private Warrants are held by someone other than the initial purchasers or their permitted transferees, the Private Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants.

PROPERTY SOLUTIONS ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

NOTE 7 — STOCKHOLDERS’ EQUITY (cont.)

Representative Shares

On February 11, 2020, the Company issued to the designees of EarlyBirdCapital 200,000 shares of common stock (the “Representative Shares”). The Company accounted for the Representative Shares as an offering cost of the Proposed Public Offering, with a corresponding credit to stockholders’ equity. The Company estimated the fair value of Representative Shares to be $820 based upon the price of the Founder Shares issued to the Sponsor. The holders of the Representative Shares have agreed not to transfer, assign or sell any such shares until the completion of a Business Combination. In addition, the holders have agreed (i) to waive their conversion rights (or right to participate in any tender offer) with respect to such shares in connection with the completion of a Business Combination and (ii) to waive their rights to liquidating distributions from the Trust Account with respect to such shares if the Company fails to complete a Business Combination within the Combination Period.

The Representative Shares have been deemed compensation by FINRA and are therefore subject to a lock-up for a period of 180 days immediately following the effective date of the registration statement related to the Proposed Public Offering pursuant to Rule 5110(g)(1) of FINRA’s NASD Conduct Rules. Pursuant to FINRA Rule 5110(g)(1), these securities will not be the subject of any hedging, short sale, derivative, put or call transaction that would result in the economic disposition of the securities by any person for a period of 180 days immediately following the effective date of the registration statements related to the Proposed Public Offering, nor may they be sold, transferred, assigned, pledged or hypothecated for a period of 180 days immediately following the effective date of the registration statements related to the Proposed Public Offering except to any underwriter and selected dealer participating in the Proposed Public Offering and their bona fide officers or partners.

NOTE 8 — SUBSEQUENT EVENTS

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to March 10, 2020, the date that the financial statements were available to be issued. Based upon this review, the Company did not identify any subsequent events that would have required adjustment or disclosure in the financial statements.

Annex A

Execution Version

AGREEMENT AND PLAN OF MERGER

dated as of

January 27, 2021

by and among

PROPERTY SOLUTIONS ACQUISITION CORP.,

PSAC MERGER SUB LTD.

and

FF INTELLIGENT MOBILITY GLOBAL HOLDINGS LTD.

A-i

A-ii

A-iii

EXHIBITS

Exhibit A	—	Form of Registration Rights Agreement
Exhibit B	—	Form of Shareholder Agreement
Exhibit C	—	Form of PIPE Subscription Agreement
Exhibit D	—	Form of Plan of Merger
Exhibit E	—	Form of Amended and Restated Articles of Association of the Company
Exhibit F	—	Form of Company Share Letter of Transmittal
Exhibit G	—	Form of Lock-up Agreement (Company Shareholders, Vendor Trust, Additional Bridge Lenders, Warrantholders, and Employee Reduced Compensation)
Exhibit H	—	Form of Converting Debt Letter of Transmittal
Exhibit I	—	Form of Shareholder Support Agreement
Exhibit J	—	Form of Sponsor Support Agreement
Exhibit K	—	LTIP Terms
Exhibit L-1	—	Form of Acquiror Second A&R Certificate of Incorporation
Exhibit L-2	—	Form of Acquiror A&R Bylaws
Exhibit M	—	Form of Lock-up Agreement (Sponsor)

A-iv

AGREEMENT AND PLAN OF MERGER

This Agreement and Plan of Merger (this “Agreement”), dated as of January 27, 2021, is entered into by and among Property Solutions Acquisition Corp., a Delaware corporation (“Acquiror”), PSAC Merger Sub Ltd., an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Merger Sub”), and FF Intelligent Mobility Global Holdings Ltd., an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”). Except as otherwise indicated, capitalized terms used but not defined herein shall have the meanings set forth in Article I of this Agreement.

RECITALS

WHEREAS, Acquiror is a blank check company incorporated to acquire one or more operating businesses through a Business Combination;

WHEREAS, Merger Sub is a newly-formed, wholly-owned, direct Subsidiary of Acquiror and was formed solely for purposes of the Merger;

WHEREAS, subject to the terms and conditions hereof, at the Closing, Merger Sub will merge with and into the Company pursuant to the Merger, with the Company surviving as the Surviving Company and a wholly-owned Subsidiary of Acquiror;

WHEREAS, in connection with the Transactions, Acquiror, certain holders of Acquiror Common Stock and Acquiror Warrants and certain Company Shareholders are to enter into the Registration Rights Agreement at the Closing in the form attached hereto as Exhibit A (the “Registration Rights Agreement”);

WHEREAS, in connection with the Transactions, Acquiror and FF Top Holding Limited, a business company established under the laws of the British Virgin Islands (“FF Top”), are to enter into the Shareholder Agreement at the Closing in the form attached hereto as Exhibit B (the “Shareholder Agreement”);

WHEREAS, the respective boards of directors of each of Acquiror, Merger Sub and the Company have each approved and declared advisable the Transactions upon the terms and subject to the conditions of this Agreement and in accordance with, as applicable, the Delaware General Corporation Law (the “DGCL”) and/or the Companies Act (As Revised) of the Cayman Islands (the “Companies Act”);

WHEREAS, Acquiror, concurrently with the execution and delivery of this Agreement, is entering into subscription agreements in substantially the form attached hereto as Exhibit C with certain investors pursuant to which such investors, upon the terms and subject to the conditions set forth therein, have agreed to purchase shares of Acquiror Pre-Transaction Common Stock at a purchase price of $10.00 per share in a private placement or placements to be consummated concurrently with the consummation of the transactions contemplated hereby;

WHEREAS, in furtherance of the Transactions, Acquiror shall provide an opportunity to its stockholders to have their Acquiror Pre-Transaction Common Stock redeemed for the consideration, and on the terms and subject to the conditions and limitations, set forth in this Agreement, the Acquiror Organizational Documents, the Trust Agreement and the Proxy Statement/Prospectus in conjunction with, inter alia, obtaining approval from the stockholders of Acquiror for the Business Combination (the “Offer”); and

WHEREAS, each of the parties hereto intends that, for U.S. federal income tax purposes, (i) this Agreement is intended to constitute, and is hereby adopted as, a “plan of reorganization” within the meaning of Section 368 of the U.S. Internal Revenue Code, as amended (the “Code”), and Treasury Regulations promulgated thereunder and (ii) the Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code to which each of Acquiror, Merger Sub and the Company are to be parties under Section 368(b) of the Code and the Treasury Regulations promulgated thereunder (clauses (i) and (ii), collectively, the “Intended Tax Treatment”).

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth in this Agreement, and intending to be legally bound hereby, Acquiror, Merger Sub and the Company agree as follows:

Article I
CERTAIN DEFINITIONS

1.01 Definitions. As used herein, the following terms shall have the following meanings:

“Acquiror” has the meaning specified in the preamble hereto.

“Acquiror A&R Bylaws” has the meaning specified in Section 7.10.

“Acquiror Board” means the board of directors of Acquiror.

“Acquiror Board Recommendation” has the meaning specified in Section 5.02.

“Acquiror Class A Common Stock” means Acquiror’s Class A Common Stock, par value $0.0001 per share, as defined in the Acquiror Second A&R Certificate of Incorporation on the Closing Date following the filing thereof.

“Acquiror Class B Common Stock” means Acquiror’s Class B Common Stock, par value $0.0001 per share, as defined in the Acquiror Second A&R Certificate of Incorporation on the Closing Date following the filing thereof.

“Acquiror Closing Statement” has the meaning set forth in Section 3.13.

“Acquiror Common Stock” means, collectively, the Acquiror Class A Common Stock and the Acquiror Class B Common Stock.

“Acquiror Common Stock VWAP” means, as of any date, the dollar volume-weighted average price for the Acquiror Common Stock on the Nasdaq during the period beginning at 9:30 a.m., New York time, and ending at 4:00 p.m., New York time, as reported by Bloomberg through its “HP” function (set to weighted average), or if not available on Bloomberg, as reported by Morningstar.

“Acquiror Cure Period” has the meaning specified in Section 10.01(c).

“Acquiror Intervening Event” means any Effect that (a) is unknown (or, if known, the magnitude or probability of consequences of which are not reasonably foreseeable) by the Acquiror Board as of the date of this Agreement and (b) which Effect becomes known to or by the Acquiror Board prior to obtaining the Acquiror Stockholder Approval; provided, however, that in no event would any of the following (or the effect of any of the following), alone or in combination, be deemed to constitute, or be taken into account in determining whether there has been or will be, an “Acquiror Intervening Event”: (i) any Effect relating to the Company that would not reasonably be expected to have a material and adverse effect on the business, assets, liabilities or operations of the Company and its Subsidiaries, taken as a whole; (ii) any Effect related to meeting, failing to meet or exceeding projections of the Company and its Subsidiaries; (iii) any actions taken pursuant to this Agreement; and (iv) any changes in the price of Acquiror Pre-Transaction Common Stock.

“Acquiror Meeting” means the annual general meeting or special meeting of the Acquiror Stockholders to be held for the purpose of approving the Proposals.

“Acquiror Organizational Documents” means Acquiror’s amended and restated certificate of incorporation and bylaws as in effect on the date of this Agreement.

“Acquiror Pre-Transaction Common Stock” means the Common Stock, par value $0.0001 per share, of Acquiror, as such class of Common Stock exists as of the date of this Agreement.

“Acquiror Representations” means the representations and warranties of Acquiror and Merger Sub expressly and specifically set forth in Article V of this Agreement, as qualified by the Schedules. For the avoidance of doubt, the Acquiror Representations are solely made by Acquiror and Merger Sub.

“Acquiror Second A&R Certificate of Incorporation” has the meaning specified in Section 7.10.

“Acquiror Stockholder” means a holder of Acquiror Pre-Transaction Common Stock.

“Acquiror Stockholder Approval” has the meaning specified in Section 5.02(b).

“Acquiror Unit” means the units issued by Acquiror, each consisting of one share of Acquiror Pre-Transaction Common Stock and one Acquiror Warrant.

“Acquiror Warrant” means a warrant entitling the holder to purchase one share of Acquiror Pre-Transaction Common Stock per warrant, issued pursuant to the terms of the Acquiror Warrant Agreement.

“Acquiror Warrant Agreement” means that certain Acquiror Warrant Agreement, dated as of July 21, 2020, between Acquiror and the Trustee.

“Acquisition Proposal” shall mean any inquiry, proposal or offer from any person or group (other than Acquiror) relating to an Acquisition Transaction.

“Acquisition Transaction” means (a) any purchase of the Company’s equity securities or assets or the issuance and sale of any securities of, or membership interests in, the Company or any of its Subsidiaries (other than any purchases of equity securities by the Company from employees of the Company or its Subsidiaries), in each case, comprising more than fifteen percent (15%) of the equity securities or assets of the Company or (b) any merger involving the Company or any of its Subsidiaries; provided, however, that any such transaction exclusively among the Company and its wholly-owned Subsidiaries shall not be deemed to be an Acquisition Transaction.

“Action” means any claim, action, suit, assessment, arbitration, proceeding or investigation, in each case, that is by or before any Governmental Authority or arbitrator.

“Additional Bridge Loan” means any additional bridge loans obtained by the Company and/or its Subsidiaries after December 31, 2020 and prior to the Closing in an amount not to exceed $50,000,000 (or a greater amount to the extent such amount in excess of $50,000,000 is utilized to pay off Indebtedness of the Company and/or its Subsidiaries (such greater amount, the “Excess Bridge Loan Amount”)).

“Affiliate” means, with respect to any specified Person, any Person that, directly or indirectly, controls, is controlled by or is under common control with such specified Person, through one or more intermediaries or otherwise. For purposes of this definition, “control” (including with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.

“Affiliate Agreement” has the meaning specified in Section 4.21.

“Aggregate Bonus Amount” has the meaning specified in Section 4.13(n).

“Agreement” has the meaning specified in the preamble hereto.

“Allocation Schedule” has the meaning specified in Schedule 4.06(f).

“Anti-Corruption Laws” means any applicable Laws relating to anti-bribery or anti-corruption (governmental or commercial), including Laws that prohibit the corrupt payment, offer, promise, or authorization of the payment or transfer of anything of value (including gifts or entertainment), directly or indirectly, to any representative of a foreign Governmental Authority or commercial entity to obtain a business advantage, including the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act of 2010 and all national and international Laws enacted to implement the OECD Convention on Combating Bribery of Foreign Officials in International Business Transactions.

“Appraisal Statute” means Section 238 of the Companies Act.

“Audited Financial Statements” has the meaning specified in Section 4.07.

“Available Closing Date Cash” means, as of immediately prior to the Closing, an aggregate amount equal to the result of (without duplication) (a) all cash and cash equivalents of Acquiror and its Subsidiaries, including the cash available to be released from the Trust Account and the aggregate net proceeds of all PIPE Investments (if any), minus (b) the aggregate amount of all redemptions of Acquiror Pre-Transaction Common Stock by any Redeeming Stockholders, minus (c) all cash and cash equivalents of Acquiror received from the Persons set forth on Schedule 1.01.

“Business Combination” has the meaning ascribed to such term in the Acquiror Organizational Documents.

“Business Combination Proposal” has the meaning set forth in Section 8.04(a).

“Business Day” means a day other than a Saturday, Sunday or other day on which commercial banks in New York, New York, Los Angeles, California or the Cayman Islands are authorized or required by Law to close.

“Change in Acquiror Board Recommendation” has the meaning specified in Section 8.04(b).

“Change in Control” means the occurrence of the following event: (i) a merger, consolidation, reorganization or similar business combination transaction involving Acquiror and, immediately after the consummation of such transaction or series of transactions, the voting securities of Acquiror immediately prior to such transaction or series of transactions do not continue to represent or are not converted into more than fifty percent (50%) of the combined voting power of the then outstanding voting securities of the Person resulting from such transaction or series of transactions or, if the surviving company is a Subsidiary, the ultimate parent thereof; or (ii) the sale, lease or other disposition, directly or indirectly, by Acquiror of all or substantially all of the assets of Acquiror and its Subsidiaries, taken as a whole, other than such sale or other disposition by Acquiror of all or substantially all of the assets of Acquiror and its Subsidiaries, taken as a whole, to an entity at least a majority of the combined voting power of the voting securities of which are directly or indirectly owned by stockholders of Acquiror.

“Change in Control Consideration” means the amount per share of Acquiror Common Stock to be received by a holder of Acquiror Common Stock in connection with a Change in Control, with any non-cash consideration valued as determined by the value ascribed to such consideration by the parties to such transaction.

“Claim” means any demand, claim, action, legal, judicial or administrative proceeding (whether at law or in equity) or arbitration.

“Class A Ordinary Shares” has the meaning specified in the Company Articles.

“Class A-1 Preferred Shares” has the meaning specified in the Company Articles.

“Class A-2 Preferred Shares” has the meaning specified in the Company Articles.

“Class A-3 Preferred Shares” has the meaning specified in the Company Articles.

“Class B Ordinary Shares” has the meaning specified in the Company Articles.

“Class B Preferred Shares” has the meaning specified in the Company Articles.

“Closing” has the meaning specified in Section 2.03.

“Closing Date” has the meaning specified in Section 2.03.

“Closing Date Cash” has the meaning specified in Section 3.12(a).

“Closing Date Company Certificate” has the meaning specified in Section 3.12(a).

“Closing Date Indebtedness” has the meaning specified in Section 3.12(a).

“Code” has the meaning specified in the Recitals hereto.

“Commercial Contract” has the meaning specified in Section 4.15(l).

“Companies Act” has the meaning specified in the Recitals hereto.

“Company” has the meaning specified in the preamble hereto.

“Company Articles” means that certain Seventh Amended and Restated Articles of Association of the Company, dated January 27, 2021, as may be amended, amended and restated or supplemented in accordance with the terms hereof.

“Company Benefit Plan” has the meaning specified in Section 4.13(a).

“Company Board” means the Board of Directors of the Company.

“Company Board Recommendation” has the meaning specified in Section 4.03(b).

“Company Cash” means the aggregate amount of all cash and cash equivalents of the Company and its Subsidiaries determined on a consolidated basis in accordance with GAAP, plus (i) uncleared checks, other wire transfers and drafts received, deposited or available for deposit for the account of the Company and its Subsidiaries determined on a consolidated basis in accordance with GAAP, less (ii) an amount of cash of the Company and its Subsidiaries necessary to cover all outstanding checks, wire transfers and drafts determined on a consolidated basis in accordance with GAAP, less (iii) any cash to the extent prohibited from being transferred by applicable Law or Contract.

“Company Certificate” has the meaning specified in Section 3.03(a).

“Company Converting Debt” means all of the issued and outstanding Indebtedness of the Company or any of its Subsidiaries set forth on the Allocation Schedule (subject to update pursuant to Section 3.12(a) including to account for any interest accrued thereon between the date of this Agreement and the Closing Date) under the column “Company Converting Debt”, which such Indebtedness will be converted into the right to receive the Per Share Merger Closing Consideration pursuant to Section 3.06.

“Company Converting Debt Conversion Shares” means, with respect to each Company Converting Debtholder, the total indicative number and class of Company Shares set forth opposite such Company Converting Debtholder’s name in the column “Company Converting Debt Conversion Shares” on the Allocation Schedule.

“Company Converting Debtholders” means the holders of the Company Converting Debt.

“Company Cure Period” has the meaning specified in Section 10.01(b).

“Company Option” means an option to purchase Class A Ordinary Shares.

“Company Option Plans” means the Smart King Ltd. Equity Incentive Plan, the Smart King Ltd. Special Talent Incentive Plan and any other plan pursuant to which Company Options have or may be granted prior to the Closing Date.

“Company Outstanding Shares” means the total number of Company Shares outstanding as of immediately prior to the Effective Time, expressed on a fully-diluted basis, and including, without limitation or duplication, the number of Company Shares subject to unexpired, issued and outstanding Company Options and the Company Warrant (in each case only to the extent vested and assuming exercise on a cashless basis as of the Effective Time) and the number of Company Shares issued or deemed issued to holders of Pre-A Convertible Debt prior to the Merger in connection with the conversion of such Pre-A Convertible Debt. For the avoidance of doubt, “Company Outstanding Shares” does not include the Company Converting Debt Conversion Shares.

“Company Representations” means the representations and warranties of the Company expressly and specifically set forth in Article IV of this Agreement, as qualified by the Schedules. For the avoidance of doubt, the Company Representations are solely made by the Company.

“Company Share Letter of Transmittal” has the meaning specified in Section 3.03(a).

“Company Shareholder” means, except as set forth below, a holder of Company Shares. For avoidance of doubt, no Company Converting Debtholder shall be considered a Company Shareholder except to the extent such Person holds Company Shares. For purposes of Section 3.07, Company Shareholders do not include holders of the Company Converting Debt Conversion Shares, the Class A-1 Preferred Shares, the Class A-2 Preferred Shares, or the Class A-3 Preferred Shares.

“Company Shareholder Approval” has the meaning specified in Section 4.03(a).

“Company Shares” means, collectively, the Class A Ordinary Shares, the Class B Ordinary Shares, the Class A-1 Preferred Shares, the Class A-2 Preferred Shares, the Class A-3 Preferred Shares, the Class B Preferred Shares and the Redeemable Preferred Shares.

“Company Warrants” means the (i) Common Stock Purchase Warrant, issued on September 9, 2020 by the Company to FF Ventures SPV IX LLC; (ii) Common Stock Purchase Warrant, issued on January 13, 2021 by the Company to FF Ventures SPV IX LLC; (iii) Common Stock Purchase Warrant, issued on January 22, 2021 by the Company to FF Ventures SPV IX LLC; and (iv) Common Stock Purchase Warrant, issued on January 26, 2021 by the Company to FF Ventures SPV IX LLC (which for the avoidance of doubt is not a Company Option).

“Confidentiality Agreement” has the meaning specified in Section 11.09.

“Contracts” means any legally binding contracts, agreements, subcontracts, leases and purchase orders.

“COVID-19 Measures” has the meaning specified in Section 4.14(e).

“Debtholder Support Agreements” has the meaning specified in Section 3.08(b).

“DGCL” has the meaning specified in the Recitals hereto.

“Director Election Proposal” has the meaning specified in Section 8.02(c).

“Dissenting Shares” means Company Shares held as of the Effective Time by a holder who has given written notice of its decision to dissent in respect of the Merger and with respect to which appraisal shall have been duly demanded and perfected in accordance with Section 238 of the Companies Act and not effectively withdrawn or forfeited prior to the Effective Time.

“Earnout Period” has the meaning specified in Section 3.07(a).

“Earnout Shares” has the meaning specified in Section 3.07(a).

“Effect” means any change, effect, event, fact, development, occurrence or circumstance.

“Effective Time” has the meaning specified in Section 2.03.

“Environmental Laws” means any Laws relating to pollution or protection or preservation of the environment (including endangered or threatened species and other natural resources) or occupational health or safety, including those related to the use, storage, generation, handling, transportation, treatment, disposal, Release or threatened Release of, or exposure to, Hazardous Materials.

“Environmental Permits” means all Permits required under any Environmental Law.

“ERISA” has the meaning specified in Section 4.13(a).

“ERISA Affiliate” has the meaning specified in Section 4.13(a).

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Exchange Ratio” means the quotient of (a) the Merger Closing Consideration divided by (b) the sum of the Company Outstanding Shares and the Company Converting Debt Conversion Shares.

“Exchanged Option” has the meaning specified in Section 3.05.

“Exchanged Warrant” has the meaning specified in Section 3.05.

“Export Control Laws” means (a) all applicable trade, export control, import, and antiboycott laws and regulations imposed, administered, or enforced by the U.S. government, including the Arms Export Control Act (22 U.S.C. § 2778), the International Emergency Economic Powers Act (50 U.S.C. §§ 1701–1706), Section 999 of the Internal Revenue Code, Title 19 of the U.S. Code, the International Traffic in Arms Regulations (22 C.F.R. Parts 120-130), the Export Administration Regulations (15 C.F.R. Parts 730-774), the Export Control Reform Act of 2018 (50 U.S.C. §§ 4801-4852), the U.S. customs regulations at 19 C.F.R. Chapter 1, and the Foreign Trade Regulations (15 C.F.R. Part 30) and (b) all applicable trade, export control, import, and antiboycott laws and regulations imposed, administered or enforced by any other country, except to the extent inconsistent with U.S. law.

“Financial Derivative/Hedging Arrangement” means any transaction (including an agreement with respect thereto) which is a rate swap transaction, basis swap, forward rate transaction, commodity swap, commodity option, equity or equity index swap, equity or equity index option, bond option, interest rate option, foreign exchange transaction, cap transaction, floor transaction, collar transaction, currency swap transaction, cross-currency rate swap transaction, currency option or any combination of the foregoing transactions.

“Financial Statements” has the meaning specified in Section 4.07.

“Foreign Subsidiary” has the meaning specified in Section 4.15(n).

“Form S-4” means the registration statement on Form S-4 of Acquiror with respect to registration of the shares of Acquiror Common Stock, the Exchanged Options and the Exchanged Warrants to be issued in connection with the Merger.

“Fraud” means, with respect to the Company, Acquiror or Merger Sub, an actual and intentional fraud solely and exclusively with respect to the making of the representations and warranties pursuant to Article IV or Article V (as applicable); provided, that such actual and intentional fraud of the Company, Acquiror or Merger Sub shall only be deemed to exist if any of the individuals identified in Section 1.03 (as applicable) had actual knowledge that any of the representations or warranties made by the Company, Acquiror or Merger Sub pursuant to, in the case of the Company, Article IV (as qualified by the Schedules) or the certificate delivered pursuant to Section 9.02(c), or in the case of Acquiror or Merger Sub, Article V (as qualified by the Schedules) or the certificate delivered pursuant to Section 9.03(i), were actually breached when made, with the intention that the other party to this Agreement rely thereon to its detriment.

“GAAP” means United States generally accepted accounting principles, consistently applied.

“Governmental Authority” means any federal, state, provincial, municipal, local or foreign government, governmental authority, regulatory or administrative agency, governmental commission, department, board, bureau, agency or instrumentality, court or tribunal.

“Governmental Order” means any order, judgment, injunction, decree, writ, stipulation, determination or award, in each case, entered by or with any Governmental Authority.

“Hazardous Material” means material, substance or waste that is listed, regulated or otherwise defined as “hazardous,” “toxic,” or “radioactive,” or as a “pollutant” or “contaminant” (or words of similar intent or meaning), under applicable Environmental Law, including petroleum, petroleum by-products, asbestos or asbestos-containing material, polychlorinated biphenyls, per- or polyfluoroalkyl substances or pesticides.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Indebtedness” means, with respect to any Person, without duplication, any obligations (whether or not contingent) consisting of (a) the outstanding principal amount of and accrued and unpaid interest on, and other payment obligations for, borrowed money, or payment obligations issued or incurred in substitution or exchange for payment obligations for borrowed money, (b) the principal component of all obligations to pay the deferred purchase price for property or services which have been delivered or performed, including “earnout” payments, (c) payment obligations evidenced by any promissory note, bond, debenture, mortgage or other debt instrument or debt security, (d) commitments or obligations by which such Person assures a creditor against loss, including reimbursement obligations with respect to letters of credit (to the extent drawn), bankers’ acceptance or similar facilities, (e) the principal and interest components of capitalized lease obligations under GAAP, (f) obligations under any Financial Derivative/Hedging Arrangement, (g) guarantees, make-whole agreements, hold harmless agreements or other similar arrangements with respect to any amounts of a type described in clauses (a) through (f) above and (h) with respect to each of the foregoing, any unpaid interest, breakage costs, prepayment or redemption penalties or premiums, or other unpaid fees or obligations; provided, however, that Indebtedness shall include the Company Converting Debt and shall not include (A) solely for purposes of the definition of Merger Closing Consideration and Section 3.12, any interest accrued after December 31, 2020, (B) accounts payable to trade creditors and accrued expenses arising in the ordinary course of business consistent with past practice or (C) any obligations from the Company to one of its wholly-owned Subsidiaries.

“Information or Document Request” means any request or demand for the production, delivery or disclosure of documents or other evidence, or any request or demand for the production of witnesses for interviews or depositions or other oral or written testimony, by any Regulatory Consent Authority relating to the transactions contemplated hereby or by any third party challenging the transactions contemplated hereby, including any so called “second request” for additional information or documentary material or any civil investigative demand made or issued by the Antitrust Division of the United States Department of Justice or the United States Federal Trade Commission or any subpoena, interrogatory or deposition.

“Intellectual Property” means all intellectual property and rights thereto created, arising, or protected under applicable Law, including all (a) patents and patent applications, (b) trademarks, service marks and trade names, (c) copyrights, (d) internet domain names and (e) trade secrets.

“Intended Tax Treatment” has the meaning specified in the Recitals hereto.

“Interim Period” has the meaning specified in Section 6.01.

“Latest Balance Sheet Date” has the meaning specified in Section 4.07.

“Law” means any statute, law, act, ordinance, rule, regulation or Governmental Order, in each case, of any Governmental Authority.

“Leased Real Property” means all leasehold or subleasehold estates and other rights to use or occupy any land, buildings, structures, improvements, fixtures or other interest in real property held by the Company or any of its Subsidiaries.

“Lien” means any mortgage, deed of trust, pledge, hypothecation, encumbrance, security interest, license or other lien of any kind.

“LTIP” has the meaning specified in Section 7.09.

“Material Adverse Effect” means, with respect to the Company, any change, effect, circumstance or condition that has had or could reasonably be expected to have a material adverse effect on (i) the business, assets, liabilities, results of operations or financial condition of the Company and its Subsidiaries, taken as a whole or (ii) the ability of the Company to consummate the transactions contemplated hereby in accordance with the terms hereof; provided, however, that in no event would any of the following (or the effect of any of the following), alone or in combination, be deemed to constitute, or be taken into account in determining whether there has been or will be, a “Material Adverse Effect” under the foregoing clause (i): (a) any change in applicable Laws or GAAP; (b) any change in interest rates or economic, political, business, financial, commodity, currency or market conditions generally; (c) the announcement or the execution of this Agreement, the pendency or consummation of the Merger or the performance of this Agreement, including the impact thereof on relationships, contractual or otherwise, with customers, suppliers, licensors, distributors, partners, providers and employees (provided that the exceptions in this clause (c) shall not be deemed to apply to references to “Material Adverse Effect” in the representations and warranties set forth in Section 4.04 and, to the extent related thereto, the condition in Section 9.02(a)); (d) any change generally affecting any of the industries or markets in which the Company or its Subsidiaries operate or the economy as a whole; (e) the taking of any action required or contemplated by this Agreement or with the prior written consent of Acquiror; (f) any pandemic, epidemic, disease outbreak or other public health emergency (including COVID-19 or any similar or related disease caused by the SARS-CoV-2 virus or any mutation or evolution thereof), any earthquake, hurricane, tsunami, tornado, flood, mudslide, wild fire or other natural disaster or act of God; (g) any national or international political or social conditions in countries in which, or in the proximate geographic region of which, the Company or any of its Subsidiaries operates, including the engagement by the United States or such other countries in hostilities or the escalation thereof, whether or not pursuant to the declaration of a national emergency or war, or the occurrence or the escalation of any military or terrorist attack upon the United States or such other country, or any territories, possessions or diplomatic or consular offices of the United States or such other countries or upon any United States or such other country military installation, equipment or personnel; or (h) any failure of the Company and its Subsidiaries, taken as a whole, to meet any projections, forecasts or budgets (provided that this clause (h) shall not prevent or otherwise affect a determination that any change or effect underlying such failure to meet projections or forecasts has resulted in, or contributed to, or would reasonably be expected to result in or contribute to, a Material Adverse Effect (to the extent such change or effect is not otherwise excluded from this definition of Material Adverse Effect)), except in the case of clauses (a), (b), (d), (f) and (g) to the extent that such change or effect has a materially disproportionate impact on the Company and its Subsidiaries, taken as a whole, as compared to other industry participants.

“Material Permits” has the meaning specified in Section 4.23.

“Maximum Target” has the meaning specified in Section 3.07(a)(ii).

“Maximum Target Shares” has the meaning specified in Section 3.07(a)(ii).

“Merger” has the meaning specified in Section 2.01.

“Merger Closing Consideration” means the number of shares of Acquiror Common Stock equal to (i) the quotient of (A) the sum of (I) the Purchase Price, plus (II) Closing Date Cash, minus (III) the Closing Date Indebtedness, plus (IV) the Company Converting Debt, plus (V) the Additional Bridge Loan (which, for the avoidance of doubt, shall not include any Excess Bridge Loan Amount), divided by (B) $10.00, minus (ii) the Earnout Shares.

“Merger Sub” has the meaning specified in the preamble hereto.

“Merger Sub Shareholder Approval” has the meaning specified in Section 5.02(a).

“Minimum Target” has the meaning specified in Section 3.07(a)(i).

“Minimum Target Shares” has the meaning specified in Section 3.07(a)(i).

“Multiemployer Plan” has the meaning specified in Section 4.13(e).

“Nasdaq” means the Nasdaq Stock Market.

“Offer” has the meaning specified in the Recitals hereto.

“Open Source Software” means (i) any software that is generally available to the public under licenses substantially similar to those approved by the Open Source Initiative and listed at http://www.opensource.org/licenses, which licenses include the GNU General Public License (GPL), the GNU Library or Lesser General Public License (LGPL), the BSD License, the Mozilla Public License and the Apache License, or (ii) software that is made available under any other license that requires, as a condition of use, modification, conveyance and/or distribution of such software, that other software incorporated into or distributed or conveyed with such software be (a) disclosed or distributed in source code form, either mandatorily or upon request, (b) licensed for the purpose of making derivative works or (c) distributed at no charge.

“Outstanding Acquiror Expenses” has the meaning specified in Section 3.11(b).

“Outstanding Company Expenses” has the meaning specified in Section 3.11(a).

“Owned Software” has the meaning specified in Section 4.11(f).

“Per Share Merger Closing Consideration” means the number of shares of Acquiror Common Stock (in such class as set forth in the Allocation Schedule) equal to the Exchange Ratio.

“Permits” means all permits, licenses, certificates of authority, authorizations, approvals, registrations and other similar consents issued by or obtained from a Governmental Authority.

“Permitted Liens” means (i) statutory or common law Liens of mechanics, materialmen, warehousemen, landlords, carriers, repairmen or construction contractors and other similar Liens that arise in the ordinary course of business and that relate to amounts not yet delinquent or that are being contested in good faith through appropriate Actions, in each case, only to the extent reflected or reserved against in the unaudited consolidated balance sheet of the Company and its Subsidiaries as of September 30, 2020, (ii) Liens arising under original purchase price conditional sales Contracts and equipment leases with third parties entered into in the ordinary course of business, (iii) Liens for Taxes not yet due and payable or which are being contested in good faith through appropriate Actions and for which appropriate reserves have been established in accordance with GAAP, (iv) Liens, encumbrances and restrictions on real property (including easements, defects or imperfections of title, encroachments, conditions, covenants, rights of way and similar restrictions of record) that (A) are matters of record, (B) would be disclosed by a current, accurate survey or physical inspection of such real property or (C) do not materially interfere with the present uses of such real property, (v) with respect to any Leased Real Property (A) the interests and rights of the respective lessors under the terms of the Real Estate Lease Documents with respect thereto, including any statutory landlord liens and any Lien thereon and (B) any Liens, encumbrances and restrictions on real property (including easements, defects or imperfections of title, encroachments, conditions, covenants, rights of way and similar restrictions of record) touching and concerning the land of which the Leased Real Property is a part that do not materially interfere with the present uses of such Leased Real Property, (vi) with respect to any Leased Real Property, zoning, building, entitlement and other land use and environmental regulations promulgated by any Governmental Authority that are not violated by the current use or occupancy of such Leased Real Property, (vii) nonexclusive licenses of Intellectual Property entered into in the ordinary course of business consistent with past practice, (viii) ordinary course purchase money Liens and Liens securing rental payments under operating or capital lease arrangements for amounts not yet due or payable, (ix) other Liens arising in the ordinary course of business and not incurred in connection with the borrowing of money and on a basis consistent with past practice in connection with workers’ compensation, unemployment insurance or other types of social security and (x) Liens described on Schedule 1.01(a).

“Person” means any individual, firm, corporation, partnership, limited liability company, incorporated or unincorporated association, joint venture, joint stock company, governmental agency or instrumentality or other entity of any kind.

“PIPE Investment” means one or more equity investments in accordance with the consent requirements of Section 8.08.

“Plan of Merger” has the meaning specified in Section 2.03.

“Pre-A Convertible Debt” means all of the issued and outstanding Indebtedness of the Company or any of its Subsidiaries set forth on the Allocation Schedule under the column “Pre-A Convertible Debt,” as updated pursuant to Section 3.12(a) including to account for any interest accrued thereon between the date of this Agreement and the Closing Date.

“Proposals” has the meaning specified in Section 8.02(c).

“Proxy Statement” means the proxy statement filed by Acquiror on Schedule 14A with respect to the Acquiror Meeting to approve the Proposals.

“Proxy Statement/Prospectus” means the consent solicitation statement/proxy statement/prospectus included in the Form S-4, including the Proxy Statement, relating to the transactions contemplated by this Agreement which shall constitute (i) a proxy statement of Acquiror to be used for the Acquiror Meeting to approve the Proposals (which shall also provide the Acquiror Stockholders with the opportunity to redeem their shares of Acquiror Pre-Transaction Common Stock in conjunction with a stockholder vote on the Business Combination), (ii) a prospectus with respect to the Acquiror Common Stock, the Exchanged Options and the Exchanged Warrants to be issued in connection with the Merger, in all cases in accordance with and as required by the Acquiror Organizational Documents, applicable Law and the rules and regulations of the Nasdaq and (iii) a proxy statement of the Company to be used for a Company shareholder meeting to approve Requisite Company Approval or a consent solicitation with respect to solicitation of the Requisite Company Approval.

“Purchase Price” means $2,716,000,000.

“Real Estate Lease Documents” has the meaning specified in Section 4.18(b).

“Redeemable Preferred Shares” has the meaning specified in the Company Articles.

“Redeeming Stockholder” means an Acquiror Stockholder who validly demands that Acquiror redeem its Acquiror Pre-Transaction Common Stock for cash in connection with the transactions contemplated hereby and in accordance with the Acquiror Organizational Documents.

“Registered Intellectual Property” has the meaning specified in Section 4.11(a).

“Registration Rights Agreement” has the meaning specified in the Recitals hereto.

“Regulatory Consent Authorities” means the Antitrust Division of the United States Department of Justice or the United States Federal Trade Commission, as applicable.

“Release” means, with respect to Hazardous Materials, any release, spill, emission, leaking, pumping, pouring, injection, escaping, deposit, disposal, discharge, dispersal, dumping, leaching or migration into or through the indoor or outdoor environment.

“Representative” means, as to any Person, any of the officers, directors, managers, employees, counsel, accountants, financial advisors and consultants of such Person.

“Requisite Company Approval” means the passing of a Special Resolution by the holders of the Company Shares outstanding as of the record date for determining the shareholders of the Company entitled to approve this Agreement and the Merger.

“Sanctioned Country” means a country or territory which is itself the target of Sanctions Laws (at the time of this Agreement, Cuba, Iran, North Korea, Syria and the Crimea region of Ukraine).

“Sanctioned Persons” means any Person that is the target of Sanctions Laws, including (a) any Person listed in any list of designated Persons maintained by the U.S. Treasury Department’s Office of Foreign Assets Control or other U.S. or non-U.S. Governmental Authority under Sanctions Laws, (b) any Person organized or resident in a country or territory subject to comprehensive sanctions (currently Iran, Syria, Cuba, North Korea, and the Crimea region of Ukraine) or (c) any Person fifty percent (50%) or more owned or, where relevant under applicable Sanctions Laws, controlled by any such Person or Persons or acting for or on behalf of such Person or Persons.

“Sanctions Laws” means applicable economic or financial sanctions or trade embargoes imposed, administered, or enforced by the U.S. government through the U.S. Treasury Department’s Office of Foreign Assets Control or the U.S. Department of State, the European Union or its Member States, or Her Majesty’s Treasury of the United Kingdom.

“Schedules” means the disclosure schedules to this Agreement delivered by the Company to Acquiror or by Acquiror to the Company, as applicable, concurrently with execution and delivery of this Agreement.

“SEC” means the United States Securities and Exchange Commission.

“SEC Clearance Date” means the date on which the SEC has declared the Form S-4 effective and has confirmed that it has no further comments on the Proxy Statement/Prospectus.

“SEC Reports” has the meaning specified in Section 5.08(a).

“Securities Act” means the Securities Act of 1933, as amended.

“Securities Laws” means the securities laws of any state, federal or foreign entity and the rules and regulations promulgated thereunder.

“Shareholder Agreement” has the meaning specified in the Recitals hereto.

“Shareholder Support Agreements” has the meaning specified in Section 3.08(a).

“Software” means any and all computer programs, including any and all software or firmware implementation of algorithms, models and methodologies, whether in source code, object code or other form and all databases associated therewith.

“Special Resolution” has the meaning specified in the Company Articles.

“Specified Representations” has the meaning specified in Section 9.02(a)(i).

“Sponsor” means Property Solutions Acquisition Sponsor, LLC, a Delaware limited liability company.

“Sponsor Agreement” means that certain letter agreement, dated as of July 21, 2020, by and among the Sponsor, Acquiror and Graubard Miller, as amended or modified from time to time.

“Sponsor Support Agreement” has the meaning specified in Section 3.08(c).

“Sponsor Warrant” means an Acquiror Warrant held by the Sponsor as of immediately prior to the Effective Time.

“Subsidiary” means, with respect to a Person, any corporation or other organization (including a limited liability company or a partnership), whether incorporated or unincorporated, of which such Person directly or indirectly owns or controls a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization or any organization of which such Person or any of its Subsidiaries is, directly or indirectly, a general partner or managing member.

“Supporting Debtholders” has the meaning specified in Section 3.08(b).

“Supporting Shareholders” has the meaning specified in Section 3.08(a).

“Surviving Company” has the meaning specified in Section 2.01.

“Surviving Provisions” has the meaning specified in Section 10.02.

“Tax” means any U.S. federal, national, state, provincial, territorial, local, foreign and other net income tax, alternative or add-on minimum tax, franchise tax, gross income, adjusted gross income or gross receipts tax, employment related tax (including employee withholding or employer payroll tax, FICA or FUTA), ad valorem, transfer, franchise, license, excise, severance, stamp, occupation, premium, personal property, real property, capital stock, profits, disability, registration, value added, estimated, customs duties, and sales or use tax, or other tax, governmental fee or other like assessment or charge in the nature of a tax imposed by a Governmental Authority whether disputed or not, together with any interest, penalty, addition to tax or additional amount imposed with respect thereto by a Governmental Authority.

“Tax Return” means any return, report, statement, refund, claim, declaration, information return, statement, estimate or other document filed or required to be filed with respect to Taxes, including any schedule or attachment thereto and including any amendments thereof.

“Terminating Acquiror Breach” has the meaning specified in Section 10.01(c).

“Terminating Company Breach” has the meaning specified in Section 10.01(b).

“Termination Date” has the meaning specified in Section 10.01(b).

“Transactions” means the transactions contemplated by this Agreement to occur at the Closing, including the Merger.

“Treasury Regulations” means the regulations promulgated under the Code.

“Trust Account” has the meaning specified in Section 5.06(a).

“Trust Agreement” has the meaning specified in Section 5.06(a).

“Trustee” has the meaning specified in Section 5.06(a).

“Unaudited Financial Statements” has the meaning specified in Section 4.07.

“Vendor Trust” means that certain trust established pursuant to the Vendor Trust Agreement.

“Vendor Trust Agreement” means that certain trust agreement, entered into as of April 29, 2019, by and among Faraday&Future Inc., a California corporation, and certain affiliates of the Company and Force 10 Agency Services LLC, in its capacity as the trustee, as amended or amended and restated from time to time.

“Vendor Trustee” means Force 10 Agency Services LLC, in its capacity as trustee under the Vendor Trust Agreement.

1.02 Construction.

(a) Unless the context of this Agreement otherwise requires, (i) words of any gender include each other gender, (ii) words using the singular or plural number also include the plural or singular number, respectively, (iii) the terms “hereof,” “herein,” “hereby,” “hereto” and derivative or similar words refer to this entire Agreement, (iv) the terms “Article”, “Section”, “Schedule”, “Exhibit” and “Annex” refer to the specified Article, Section, Schedule, Exhibit or Annex of or to this Agreement unless otherwise specified, (v) the word “including” shall mean “including without limitation” and (vi) the word “or” shall be disjunctive but not exclusive.

(b) Unless the context of this Agreement otherwise requires, references to agreements and other documents shall be deemed to include all subsequent amendments and other modifications thereto.

(c) Unless the context of this Agreement otherwise requires, references to statutes shall include all regulations promulgated thereunder and references to statutes or regulations shall be construed as including all statutory and regulatory provisions consolidating, amending or replacing the statute or regulation.

(d) The language used in this Agreement shall be deemed to be the language chosen by the parties hereto to express their mutual intent, and no rule of strict construction shall be applied against any party.

(e) Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified. If any action is to be taken or given on or by a particular calendar day, and such calendar day is not a Business Day, then such action may be deferred until the next Business Day.

(f) All accounting terms used herein and not expressly defined herein shall have the meanings given to them under GAAP.

(g) Currency amounts referenced herein are in U.S. Dollars.

(h) The phrases “provided to,” “furnished to,” “made available” and phrases of similar import when used herein, unless the context otherwise requires, means that a copy of the information or material referred to has been provided no later than two (2) days prior to the date hereof to the party to which such information or material is to be provided or furnished (i) in the virtual “data room” set up by the Company in connection with this Agreement or (ii) by delivery to such party or its legal counsel via electronic mail or hard copy form.

1.03 Knowledge. As used herein, the phrase “to the knowledge” of any Person shall mean the actual knowledge, after reasonable inquiry of direct reports, of, in the case of the Company, Dr. Carsten Breitfeld, Jerry Wang, Yueting Jia, Prashant Gulati and Charles Hsieh, and, in the case of Acquiror, Jordan Vogel, Aaron Feldman, Stephen Vogel, D. James Carpenter, Robert S. Mancini, Philip Kassin, Wesley Sima and Andrew Smith.

1.04 Equitable Adjustments. If, between the date of this Agreement and the Closing, the outstanding shares of Acquiror Pre-Transaction Common Stock or Company Shares shall have been changed into a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares, or any similar event shall have occurred, then any number, value (including dollar value) or amount contained herein that is based upon the number of shares of Acquiror Pre-Transaction Common Stock or Company Shares will be appropriately adjusted to provide to the Company Shareholders and the Acquiror Stockholders the same economic effect as contemplated by this Agreement prior to such event; provided, however, that this Section 1.04 shall not be construed to permit Acquiror, Merger Sub or the Company to take any action with respect to their respective securities that is prohibited by, or requires consent pursuant to, the terms and conditions of this Agreement.

Article II
THE MERGER; CLOSING

2.01 Merger. Upon the terms and subject to the conditions set forth in this Agreement, at the Closing, Acquiror, Merger Sub and the Company shall cause Merger Sub to be merged with and into the Company (the “Merger”), with the Company continuing as the surviving company under the Companies Act (which is sometimes hereinafter referred to for the periods at and after the Effective Time as the “Surviving Company”) following the Merger, being a wholly-owned subsidiary of Acquiror and the separate corporate existence of Merger Sub shall cease. The Merger shall be consummated in accordance with this Agreement and the Companies Act.

2.02 Effects of the Merger. Upon the Effective Time, (i) all property and rights to which the Company and Merger Sub were entitled immediately before the Effective Time will become the property and rights of the Surviving Company; (ii) the Surviving Company will become subject to all criminal and civil liabilities and all contracts, debts and other obligations, to which each of the Company and Merger Sub were subject immediately before the Effective Time; (iii) all actions and other legal proceedings which, immediately before the Effective Time, were pending by or against the Company and Merger Sub may be continued by or against the Surviving Company; and (iv) the Surviving Company shall remain as an exempted company with limited liability incorporated under the laws of the Cayman Islands, retain its name as “FF Intelligent Mobility Global Holdings Ltd.” and retain its registered address at Walkers Corporate Limited, Cayman Corporate Centre, 27 Hospital Road, George Town, Grand Cayman KY1-9008, Cayman Islands.

2.03 Closing; Effective Time. Subject to the terms and conditions of this Agreement, the closing of the Merger (the “Closing”) shall take place electronically through the exchange of documents via e-mail or facsimile on the date which is three (3) Business Days after the date on which all conditions set forth in Article IX shall have been satisfied or waived (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver thereof) or such other time and place as Acquiror and the Company may mutually agree in writing. The date on which the Closing actually occurs is referred to in this Agreement as the “Closing Date.” Subject to the satisfaction or waiver of all of the conditions set forth in Article IX of this Agreement, and provided this Agreement has not theretofore been terminated pursuant to its terms, on the Closing Date, Acquiror, Merger Sub and the Company shall cause the Company and Merger Sub to execute and file with the Registrar of Companies of the Cayman Islands a plan of merger and related documentation, as required under the Companies Act, substantially in the form attached hereto as Exhibit D (with such changes as may be agreed by the Company and Acquiror) (the “Plan of Merger”). The Merger shall be effective at such time and date as specified in the Plan of Merger (the “Effective Time”).

2.04 Directors and Officers of the Surviving Company. The officers of the Company immediately prior to the Effective Time shall be the officers of the Surviving Company, and the directors of the Surviving Company shall be those persons listed on Schedule 2.04, in each case, serving until the earlier of their resignation or removal or until their respective successors are duly elected and qualified.

Article III
EFFECTS OF THE MERGER; EARNOUT

3.01 Conversion of Company Shares; Effects of the Merger. Subject to the provisions of this Agreement and upon the Effective Time:

(a) Acquiror will become the sole shareholder of the Company, as the Surviving Company, and each Company Share (other than any Dissenting Shares) then in issue will thereby be automatically cancelled and the holder of such Company Share shall be entitled to be issued for such Company Share a number of shares of Acquiror Common Stock of the class set forth on the Allocation Schedule (as updated pursuant to Section 3.12(a)), fully paid and free and clear of all Liens other than restrictions under applicable Securities Laws, equal to the Per Share Merger Closing Consideration, with any fraction of a share of Acquiror Common Stock in respect of each holder’s aggregate Company Shares rounded down to the nearest whole share of Acquiror Common Stock;

(b) one ordinary share in the capital of Merger Sub shall be automatically cancelled and converted into one validly issued, fully paid and non-assessable ordinary share in the capital of the Surviving Company;

(c) each Company Share held in the treasury of the Company immediately prior to the Effective Time shall be cancelled without any conversion thereof and no payment or distribution shall be made with respect thereto;

(d) the Company Articles shall be amended and restated in their entirety in the form attached hereto as Exhibit E, and as so amended and restated, shall be the articles of association of the Surviving Company until thereafter amended in accordance with their terms and as provided in the Companies Act; and

(e) no assets of the Company shall be distributed in the Merger.

3.02 Company Shareholders’ Rights Upon the Merger. Upon consummation of the Merger, each Company Shareholder shall, subject to applicable Laws and this Agreement, cease to have any rights with respect to any share certificate evidencing such Company Shareholder’s title to one or more Company Shares, and to any Company Shares evidenced thereby, other than the right to receive such Company Shareholder’s Per Share Merger Closing Consideration.

3.03 Delivery of Per Share Merger Closing Consideration.

(a) As promptly as reasonably practicable after the date of this Agreement, the Company shall cause to be mailed to each holder of record of Company Shares a letter of transmittal in substantially the form attached hereto as Exhibit F (the “Company Share Letter of Transmittal”) which shall (i) have customary representations and warranties as to title, authorization, execution and delivery and (ii) subject to Section 3.04, include instructions for the delivery to Acquiror (to the extent such Company Shares are certificated) all certificates representing Company Shares (each, a “Company Certificate” and, collectively, the “Company Certificates”), together with instructions thereto.

(b) Subject to Section 3.04 and except as set forth on Schedule 3.03, upon the receipt of a Company Share Letter of Transmittal (accompanied by all Company Certificates representing Company Shares of the holder of such shares, to the extent such shares are certificated) duly, completely and validly executed in accordance with the instructions thereto, (except with respect to the holders of Company Shares set forth on Schedule 3.03) a lock-up agreement in substantially the form set forth on Exhibit G, and such other documents as may reasonably be required by Acquiror, the holder of such Company Shares shall be entitled to receive in exchange therefor the aggregate Per Share Merger Closing Consideration (fully paid and free and clear of all Liens other than restrictions under applicable Securities Laws) into which such Company Shares have been converted pursuant to Section 3.01(a). Until surrendered as contemplated by this Section 3.03(b), each Company Share shall be deemed at any time from and after the Effective Time to represent only the right to receive upon such surrender the Per Share Merger Closing Consideration which the holders of shares of Company Shares were entitled to receive in respect of such shares pursuant to this Section 3.03(b).

3.04 Lost Certificate. In the event any Company Certificate has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Company Certificate to be lost, stolen or destroyed and, if required by Acquiror, the provision by such Person of a customary indemnity against any claim that may be made against Acquiror with respect to such Company Certificate, and Acquiror shall issue in exchange for such lost, stolen or destroyed Company Certificate the Per Share Merger Closing Consideration, deliverable in respect thereof as determined in accordance with this Article III.

3.05 Treatment of Outstanding Company Options and Company Warrant. Each Company Option and Company Warrant to purchase Company Shares that is outstanding immediately prior to the Effective Time (and by its terms will not terminate upon the Effective Time), whether vested or unvested, shall be converted into an option or warrant, as applicable, to purchase shares of Acquiror Class A Common Stock (each such option, an “Exchanged Option” and each such warrant, an “Exchanged Warrant”); provided, that the exercise price and the number of shares of Acquiror Class A Common Stock purchasable pursuant to such Exchanged Options and Exchanged Warrants shall be determined based on the Exchange Ratio and, with respect to the Exchanged Options, in a manner consistent with the requirements of Section 409A of the Code; provided, further, that in the case of any Exchanged Option to which Section 422 of the Code applies, the exercise price and the number of Acquiror Class A Common Stock purchasable pursuant to such option shall be determined in accordance with the foregoing, subject to such adjustments as are necessary in order to satisfy the requirements of Section 424(a) of the Code. Except as specifically provided above, following the Effective Time, each Exchanged Option and Exchanged Warrant shall continue to be governed by the same terms and conditions (including vesting and exercisability terms) as were applicable to the corresponding former Company Option or Company Warrant, as applicable, immediately prior to the Effective Time. At or prior to the Effective Time, the parties and their boards, as applicable, shall adopt any resolutions and use commercially reasonable efforts to take any actions that are necessary to effectuate the treatment of the Company Options and Company Warrant pursuant to this

Section 3.05. Between the date of this Agreement and the Closing Date, the Company will use commercially reasonable efforts to obtain written confirmation from each holder of Company Warrant that such holder will acknowledge and accept the treatment of the Company Warrant contemplated by this Section 3.05.

3.06 Company Converting Debt.

(a) Prior to the Effective Time, the holders of the Pre-A Convertible Debt to the extent set forth on the Allocation Schedule (as updated pursuant to Section 3.12(a)) shall be issued Company Shares in connection with the conversion of such Pre-A Convertible Debt and shall be treated as Company Shareholders for all purposes of this Agreement (other than Section 3.07).

(b) At the Effective Time, by virtue of this Agreement and existing agreements between the Company and each Company Converting Debtholder (including without limitation the Vendor Trust), and without any further action on the part of any Company Converting Debtholder or any other person, all outstanding Company Converting Debt shall be deemed contributed to Acquiror and, subject to Section 3.06(d), represent the right to receive from Acquiror, for each Company Converting Debt Conversion Share, the Per Share Merger Closing Consideration (such right, in the case of the Vendor Trust, shall be allocated to the beneficiaries of the Vendor Trust in accordance with the terms of the Vendor Trust Agreement in exchange for and in satisfaction of such beneficiaries’ Interests (as defined in the Vendor Trust Agreement)).

(c) All of the Company Converting Debt shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and at the Effective Time each Company Converting Debtholder shall thereafter cease to have any rights with respect to the Company Converting Debt, except the right to receive the Per Share Merger Closing Consideration in respect of each of the Company Converting Debt Conversion Shares corresponding to the Company Converting Debt held by such Company Converting Debtholder, subject to Section 3.06(d).

(d) Notwithstanding the automatic contribution of the Company Converting Debt to Acquiror, no Company Converting Debtholder (including, with respect to the Vendor Trust, the beneficiaries of the Vendor Trust) shall receive shares of Acquiror Common Stock unless such Company Converting Debtholder (including without limitation the Vendor Trust on behalf of the beneficiaries thereof) has delivered a Converting Debt Letter of Transmittal (as defined below) and a lock-up agreement in substantially the form set forth on Exhibit G. The Company shall cause to be mailed to each holder of record of Company Converting Debt (including without limitation the Vendor Trust) a letter of transmittal in substantially the form attached hereto as Exhibit H (the “Converting Debt Letter of Transmittal”) which shall (i) have customary representations and warranties as to title, authorization, execution and delivery and (ii) acknowledge the treatment of the Company Converting Debt as set forth in this Agreement.

3.07 Earnout.

(a) From and after the Closing until the fifth (5th) anniversary of the Closing Date (the “Earnout Period”), promptly (but in any event within five (5) Business Days) after the occurrence of any of the following (any one or more of which may occur at the same time), Acquiror shall issue, up to an additional 25,000,000 shares of Acquiror Common Stock in the aggregate (the “Earnout Shares”) to the Company Shareholders (allocated among them as set forth on the Allocation Schedule) as additional consideration for the Merger (and without the need for additional consideration from the Company Shareholders), fully paid and free and clear of all Liens other than restrictions under applicable Securities Laws:

(i) if the Acquiror Common Stock VWAP is greater than $13.50 (such share price as adjusted pursuant to this Section 3.07, the “Minimum Target”) for any period of twenty (20) trading days out of thirty (30) consecutive trading days, 12,500,000 shares of Acquiror Common Stock (the “Minimum Target Shares”); and

(ii) if the Acquiror Common Stock VWAP is greater than $15.50 (such share price as adjusted pursuant to this Section 3.07, the “Maximum Target”) for any period of twenty (20) trading days out of thirty (30) consecutive trading days, 12,500,000 shares of Acquiror Common Stock (the “Maximum Target Shares”) plus the Minimum Target Shares, if not previously issued.

(b) Upon the first Change in Control to occur during the Earnout Period, Acquiror shall, no later than immediately prior to the consummation of such Change in Control, issue to the Company Shareholders

(allocated among them as set forth on the Allocation Schedule) as additional consideration for the Merger (and without the need for additional consideration from the Company Shareholders), free and clear of all Liens other than restrictions under applicable Securities Laws, a number of Earnout Shares equal to the following:

(i) if the Change in Control Consideration paid or payable to the holders of shares of Acquiror Common Stock in connection with such Change in Control is equal to or greater than the Minimum Target but less than the Maximum Target, (A) the Minimum Target Shares minus (B) any shares of Acquiror Common Stock previously issued pursuant to Section 3.07(a)(i); and

(ii) if the Change in Control Consideration paid or payable to the holders of shares of Acquiror Common Stock in connection with such Change in Control is equal to or greater than the Maximum Target, (A) the Minimum Target Shares plus (B) the Maximum Target Shares minus (C) any shares of Acquiror Common Stock previously issued pursuant to Section 3.07(a)(i) and/or Section 3.07(a)(ii).

For the avoidance of doubt, if the Change in Control Consideration paid or payable to the holders of shares of Acquiror Common Stock in connection with the first Change in Control to occur during the Earnout Period is less than the Minimum Target, then no Earnout Shares shall be issuable pursuant to this Section 3.07(b).

(c) At all times during the Earnout Period, Acquiror shall keep available for issuance a sufficient number of unissued shares of Acquiror Common Stock to permit Acquiror to satisfy its issuance obligations set forth in this Section 3.07 and shall take all actions required to increase the authorized number of shares of Acquiror Common Stock if at any time there shall be insufficient unissued shares of Acquiror Common Stock to permit such reservation.

(d) Acquiror shall take such actions as are reasonably requested by the Company Shareholders to evidence the issuances pursuant to this Section 3.07, including, if requested, through the delivery of duly and validly executed certificates (if the shares of Acquiror Common Stock are then certificated) or instruments representing the Earnout Shares.

(e) If Acquiror shall at any time during the Earnout Period pay any dividend on shares of Acquiror Common Stock by the issuance of additional shares of Acquiror Common Stock, or effect a subdivision or combination or consolidation of the outstanding shares of Acquiror Common Stock (by reclassification or otherwise) into a greater or lesser number of shares of Acquiror Common Stock, then, in each such case, (i) the number of Earnout Shares shall be adjusted by multiplying such amount by a fraction, the numerator of which is the number of shares of Acquiror Common Stock (including any other shares so reclassified as shares of Acquiror Common Stock) outstanding immediately after such event and the denominator of which is the number of shares of Acquiror Common Stock that were outstanding immediately prior to such event, and (ii) the Acquiror Common Stock VWAP values set forth in Sections 3.07(a)(i) and 3.07(a)(ii) shall be appropriately adjusted to provide to the Company Shareholders the same economic effect as contemplated by this Agreement prior to such event.

(f) During the Earnout Period, Acquiror shall use reasonable efforts for (i) Acquiror to remain listed as a public company on, and for the shares of Acquiror Common Stock (including, when issued, the Earnout Shares) to be tradable over, the Nasdaq and (ii) the Earnout Shares, when issued, to be approved for listing on the Nasdaq; provided, however, the foregoing shall not limit Acquiror from consummating a Change in Control or entering into a Contract that contemplates a Change in Control. Upon the consummation of any Change in Control during the Earnout Period, other than as set forth in Section 3.07(b) above, Acquiror shall have no further obligations pursuant to this Section 3.07(f).

(g) Any issuance of Earnout Shares to the Company Shareholders pursuant to this Section 3.07 shall be treated as an adjustment to the Per Share Merger Closing Consideration for U.S. federal and applicable state and local income Tax purposes to the extent permitted by applicable Law.

3.08 Support Agreements.

(a) Concurrently with the execution of this Agreement, the Company Shareholders identified on Schedule 3.08(a) (the “Supporting Shareholders”) have entered into support agreements with Acquiror in the form attached hereto as Exhibit I (the “Shareholder Support Agreements”), pursuant to which each of the Supporting Shareholders has agreed, among other things, to vote all of the Company Shares legally and beneficially owned by such Supporting Shareholder in favor of the Transactions (including the Merger).

(b) Prior to or concurrently with the execution of this Agreement, the Company Converting Debtholders identified on Schedule 3.08(b) (the “Supporting Debtholders”) have entered into transaction support agreements with the Company in the forms provided Acquiror prior to the date hereof, which transaction support agreements have not been amended or modified since being provided to Acquiror (the “Debtholder Support Agreements”).

(c) Concurrently with the execution of this Agreement, the Sponsor, Acquiror and the Company have entered into a support agreement in the form attached hereto as Exhibit J (the “Sponsor Support Agreement”), pursuant to which Sponsor has agreed, among other things, to vote all of the Acquiror Common Stock legally and beneficially owned by the Sponsor in favor of the Transactions.

3.09 Appraisal Rights.

(a) Notwithstanding anything to the contrary contained in this Agreement, Dissenting Shares shall not be converted into or represent the right to receive any consideration in accordance with Section 3.01(a) but shall be entitled only to such rights as are granted by the Appraisal Statute to a holder of Dissenting Shares.

(b) If any Dissenting Shares shall lose their status as such (through failure to perfect or otherwise), then, as of the later of the Effective Time or the date of loss of such status, such shares shall thereupon be deemed to have been converted as of the Effective Time into the right to receive the consideration otherwise payable in respect thereof pursuant to this Agreement, without interest thereon, upon surrender of the Company Certificate formerly representing such shares and shall not thereafter be deemed to be Dissenting Shares.

(c) The Company shall give Acquiror (i) prompt notice of any written demand for appraisal received by the Company pursuant to the Appraisal Statute, any withdrawal of any such demand and any other demand, notice or instrument delivered to the Company prior to the Effective Time pursuant to the Appraisal Statute that relates to such demand and (ii) the opportunity to participate in all negotiations and proceedings with respect to any such demand, notice or instrument. The Company shall not settle or make any payment or settlement offer prior to the Effective Time with respect to any such demand, notice or instrument unless Acquiror shall have given its written consent to such settlement, payment or settlement offer (which written consent shall not be unreasonably withheld, conditioned or delayed by Acquiror).

(d) In the event that any written notices of objection to the Merger are served by any shareholders of the Company pursuant to subsection 238(2) of the Appraisal Statute, the Company shall serve written notice of the authorization and approval of this Agreement, the Plan of Merger and the Transactions on such shareholders pursuant to subsection 238(4) of the Appraisal Statute within twenty (20) days of obtaining the Requisite Company Approval.

3.10 Withholding. Each of Acquiror, Merger Sub, the Company, the Sponsor and each of their respective Affiliates shall be entitled to deduct and withhold from any cash amounts otherwise deliverable under this Agreement, and from any other consideration otherwise paid or delivered in connection with the transactions contemplated by this Agreement, such amounts that any such Person is required to deduct and withhold with respect to any of the deliveries and payments contemplated by this Agreement under the Code or any applicable provision of state, local or foreign Tax Law; provided, however, that (a) at least five (5) Business Days before making any such deduction or withholding (other than amounts in respect of compensatory withholding), such withholding party gives notice to the recipient of such payment of its intention to make such deduction or withholding (which notice shall include the basis of the proposed deduction or withholding), and (b) such withholding party shall use its commercially reasonable efforts to cooperate with the recipient of such payment to obtain reduction of or relief from such deduction or withholding to the extent permitted by applicable Law. To the extent that Acquiror, Merger Sub, the Company, the Sponsor or any of their respective Affiliates withholds such amounts with respect to any Person and properly remits such withheld amounts to the applicable Governmental Authority, such withheld amounts shall be treated as having been paid to or on behalf of such Person.

3.11 Payment of Expenses and Indebtedness.

(a) At least two (2) Business Days prior to the Closing Date, the Company shall provide to Acquiror a written report setting forth (i) a list of all fees and expenses incurred by the Company and the Vendor Trust in connection with or in relation to the preparation, negotiation and execution of this Agreement and the consummation of the transactions contemplated hereby (together with written invoices and wire transfer instructions for the payment thereof), solely to the extent such fees and expenses will be incurred and unpaid as of the close of business on the Business Day immediately preceding the Closing Date, including, but not limited to, the (A) fees and disbursements of the Vendor Trustee and outside counsel to the Company, the Vendor Trust and Company management incurred in connection with the Transactions and any PIPE Investment and (B) fees and expenses of any other agents, advisors, consultants, experts, financial advisors, brokers, finders or investment bankers employed by the Company and the Vendor Trust in connection with the Transactions and any PIPE Investment (collectively, the “Outstanding Company Expenses”), and (ii) a sum sufficient to replenish the Expense Deposit (as defined in the Vendor Trust Agreement) to $200,000 (the “Vendor Trust Expense Deposit Replenishment”). On the Closing Date following the Closing, Acquiror shall pay or cause to be paid by wire transfer of immediately available funds the Outstanding Company Expenses and the Vendor Trustee Expense Deposit Replenishment. Nothing herein shall be deemed to impair, waive, discharge or negatively impact the priority payments or rights of the Vendor Trustee under the Vendor Trust Agreement, or any document, instruments or agreements ancillary to the Vendor Trust Agreement, each of which shall survive the consummation of the Merger and the termination of this Agreement until terminated in accordance with their respective terms.

(b) At least two (2) Business Days prior to the Closing Date, Acquiror shall provide to the Company a written report setting forth a list of all fees and disbursements of Acquiror and Merger Sub, including for outside counsel and fees and expenses of Acquiror for any other agents, advisors, consultants, experts, financial advisors, brokers, finders or investment bankers, in each case, in connection with the Transactions and any PIPE Investment (collectively, the “Outstanding Acquiror Expenses”). On the Closing Date, Acquiror shall pay or cause to be paid by wire transfer of immediately available funds the Outstanding Acquiror Expenses.

(c) In connection with the Closing, the Company shall execute and deliver, or shall cause to be delivered, proper documentation evidencing a full release and extinguishment of all secured Indebtedness set forth on Schedule 3.11(c), and a customary corresponding release and Lien discharge, evidencing the customary release of all Liens on the assets or equity interests of the Company and each of its Subsidiaries securing such Indebtedness, in each case excluding the surviving obligations set forth in the Contracts governing such Indebtedness and other customary surviving obligations in connection with payoff of such Indebtedness.

3.12 Company Closing Statement.

(a) No more than ten (10), nor less than five (5), Business Days prior to the Closing, the Company shall deliver to Acquiror (i) a certificate (the “Closing Date Company Certificate”), duly executed and certified by an executive officer of the Company, which sets forth the Company’s good faith calculations of its estimates of (including supporting detail thereof) of (A) the Indebtedness of the Company as of 11:59 pm Pacific Time on the day immediately prior to the Closing Date, excluding any Pre-A Convertible Debt that has converted into Company Shares or, immediately prior to the Effective Time, will convert into Company Shares, and including any Excess Bridge Loan Amount used to pay down Indebtedness (the “Closing Date Indebtedness”), (B) the Company Cash as of 11:59 pm Pacific Time on the day immediately prior to the Closing Date, excluding cash proceeds from the Additional Bridge Loan (the “Closing Date Cash”) and (C) the resulting calculation of the Merger Closing Consideration, each as determined in accordance with the definitions set forth in this Agreement, and (ii) an updated Allocation Schedule containing an updated list of the Persons, amounts and figures described in Section 4.06(f) and reflecting the portion of such Merger Closing Consideration allocable to each Person listed thereon. The Closing Date Company Certificate shall be prepared in accordance with GAAP and using the accounting methods, practices and procedures used to prepare the Financial Statements.

(b) Acquiror and its Representatives shall have a reasonable opportunity to review and to discuss with the Company and its Representatives the Closing Date Company Certificate, and the Company and its Representatives shall reasonably assist Acquiror and its Representatives in their review of the Closing Date Company Certificate. The Company shall consider in good faith any comments or objections to any amounts set forth on the Closing Date Company Certificate notified to it by Acquiror prior to the Closing and if, prior to the Closing, the Company and Acquiror agree to make any modification to the Closing Date Company Certificate, then the Closing Date Company Certificate as so modified shall be deemed to be the Closing Date Company Certificate for purposes of calculating the Merger Closing Consideration.

3.13 Acquiror Closing Statement. No more than five (5), nor less than three (3), Business Days prior to the Closing, Acquiror shall deliver to the Company a certificate, duly executed and certified by an executive officer of Acquiror, which sets forth Acquiror’s good faith calculation of the Available Closing Date Cash

(including supporting detail thereof), determined in accordance with the definitions set forth in this Agreement (the “Acquiror Closing Statement”). The Company and its Representatives shall have a reasonable opportunity to review and to discuss with Acquiror and its Representatives the Acquiror Closing Statement, and the Acquiror and its Representatives shall reasonably assist the Company and its Representatives in their review of the Acquiror Closing Statement. Acquiror shall consider in good faith any comments or objections to any amounts set forth on the Acquiror Closing Statement notified to it by the Company prior to the Closing and if, prior to the Closing, the Company and Acquiror agree to make any modification to the Acquiror Closing Statement, then the Acquiror Closing Statement as so modified shall be deemed to be the Acquiror Closing Statement for purposes of this Agreement.

3.14 No Liability. None of Acquiror, the Company or Merger Sub or any of their Affiliates shall be liable to any person in respect of any portion of the Merger Closing Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. Notwithstanding any other provision of this Agreement, any portion of the Merger Closing Consideration or any dividends or distributions to be paid in accordance with this Article III that remains undistributed to the holders of Company Shares or Company Converting Debt as of the sixth anniversary of the Closing (or immediately prior to such earlier date on which the Merger Closing Consideration or any such dividends or distributions would otherwise escheat to or become the property of any Governmental Entity), shall, to the extent permitted by applicable Law, become the property of the Surviving Company, free and clear of all claims or interest of any person previously entitled thereto.

Article IV
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the Schedules to this Agreement (each of which qualifies (a) the correspondingly numbered representation, warranty or covenant if specified therein and (b) such other representations, warranties or covenants where its relevance as an exception to (or disclosure for purposes of) such other representation, warranty or covenant is reasonably apparent on the face of the disclosure in such Schedule), the Company represents and warrants to Acquiror and Merger Sub as follows:

4.01 Corporate Organization of the Company.

(a) The Company is an entity duly incorporated, validly existing and in good standing under the laws of the Cayman Islands and has the requisite organizational power and authority to own, lease and operate its assets and properties and to conduct its business as it is now being conducted. The copies of the Company Articles and the Company’s memorandum of association (or similar governing documents) previously made available by the Company to Acquiror are true, correct and complete and are in effect as of the date of this Agreement.

(b) The Company is licensed or qualified and in good standing as a foreign company in each jurisdiction in which the ownership of its property or the character of its activities is such as to require it to be so licensed or qualified or in good standing, except where the failure to be so licensed or qualified has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

4.02 Subsidiaries.

(a) The Subsidiaries of the Company as of the date hereof are set forth on Schedule 4.02, including, as of such date, a description of the capitalization of each such Subsidiary and the names of the beneficial owners of all securities and other equity interests in each such Subsidiary. Each Subsidiary of the Company has been duly formed or organized and is validly existing under the Laws of its jurisdiction of incorporation or organization and has the requisite organizational power and authority to own, lease and operate its assets and properties and to conduct its business as it is now being conducted. Each Subsidiary of the Company is duly licensed or qualified and in good standing as a foreign corporation (or other entity, if applicable) in each jurisdiction in which its ownership of property or the character of its activities is such as to require it to be so licensed or qualified or in good standing, as applicable, except where the failure to be so licensed or qualified has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b) Except for the Company’s or any of its Subsidiaries’ ownership interest in such Subsidiaries, neither the Company nor any of its Subsidiaries owns any capital stock or any other equity interests in any other Person or has any right, option, warrant, conversion right, stock appreciation right, redemption right, repurchase right, agreement, arrangement or commitment of any character under which a Person is or may become obligated to issue or sell, or give any right to subscribe for or acquire, or in any way dispose of, any shares of the capital stock or other equity interests, or any securities or obligations exercisable or exchangeable for or convertible into any shares of the capital stock or other equity interests, of such Person.

4.03 Due Authorization; Board Approval; Vote Required.

(a) The Company has all requisite organizational power and authority to execute, deliver and perform this Agreement and each ancillary agreement to this Agreement to which it is a party and (subject to the approvals described in Section 4.05) to perform its obligations hereunder and thereunder and, subject to obtaining the Requisite Company Approval, to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance of this Agreement and such ancillary agreements and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized and approved by the board of directors of the Company, and, with the exception of the Requisite Company Approval, no other company proceeding on the part of the Company is necessary to authorize this Agreement or such ancillary agreements or the Company’s performance hereunder or thereunder. This Agreement has been, and each such ancillary agreement will be, duly and validly executed and delivered by the Company and, assuming due authorization and execution by each other party hereto and thereto, constitutes, or will constitute, as applicable, a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity.

(b) The Company Board, by unanimous written consent or at a meeting duly called and held on or prior to the date of this Agreement, duly adopted resolutions by which the Company Board: (i) approved and declared advisable this Agreement and the transactions contemplated hereby, including the Merger; (ii) determined that the Merger and the other transactions contemplated by this Agreement are in the best interests of the Company and the shareholders of the Company; (iii) authorized and approved the execution, delivery and performance of this Agreement and the Merger on the terms and subject to the conditions set forth herein; (iv) resolved to recommend that the Company Shareholders adopt this Agreement (such recommendation, the “Company Board Recommendation”); and (v) directed that this Agreement be submitted to the Company Shareholders for their adoption at a duly held meeting of such shareholders for such purpose (or by written resolutions, as permitted under the Company Articles). Subject to obtaining the Requisite Company Approval, no additional approval or vote from any holders of any class or series of share capital of the Company would then be necessary to adopt this Agreement and approve the Transactions.

4.04 No Conflict. Subject to the receipt of the consents, approvals, authorizations and other requirements set forth in Section 4.05 or on Schedule 4.05, the execution, delivery and performance of this Agreement and each ancillary agreement to this Agreement to which it is a party by the Company and the consummation of the transactions contemplated hereby and thereby do not and will not (a) conflict with or violate any provision of, or result in the breach of, the Company Articles or the memorandum or articles of association, bylaws or other organizational documents of the Company or any of its Subsidiaries, (b) conflict with or result in any violation of any provision of any Law, Permit or Governmental Order applicable to the Company or any of its Subsidiaries, or any of their respective properties or assets, (c) except as set forth on Schedule 4.04(c), violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with or without notice or lapse of time or both, would constitute a default) under, or result in the termination or acceleration of, or a right of termination, cancellation, modification, acceleration or amendment under, or accelerate the performance required by, or result in the acceleration or trigger of any payment, posting of collateral (or right to require the posting of collateral), time of payment, vesting or increase in the amount of any compensation or benefit payable pursuant to, any of the terms, conditions or provisions of any Contract of the type described in Section 4.12(a), whether or not set forth on Schedule 4.12(a), to which the Company or any of its Subsidiaries is a party or by which any of them or any of their respective assets or properties may be bound or affected or (d) result in the creation of any Lien upon any of the properties, equity interests or assets of the Company or any of its Subsidiaries, except (in the case of clauses (b), (c) or (d) above) for such violations, conflicts, breaches or defaults which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

4.05 Governmental Authorities; Consents. Assuming the truth and completeness of the representations and warranties of Acquiror contained in this Agreement, no consent, approval or authorization of, or designation, declaration or filing with, any Governmental Authority or notice, approval, consent waiver or authorization from any Governmental Authority is required on the part of the Company with respect to the Company’s execution, delivery or performance of this Agreement or the consummation of the transactions contemplated hereby, except for (a) applicable requirements of the HSR Act, (b) any consents, approvals, authorizations, designations, declarations, waivers or filings, the absence of which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (c) the filing of the Plan of Merger and related documentation, as required under the Companies Act, and (d) as otherwise disclosed on Schedule 4.05.

4.06 Capitalization.

(a) As of the date hereof, the authorized share capital of the Company is US$ 20,163.1166 divided into (i) 665,209,680 Class A Ordinary Shares, of nominal or par value of US$0.00001 each, of which 41,373,430 shares are issued and outstanding as of the date hereof, 87,617,555 Class A-1 Preferred Shares of a nominal or par value of US$0.00001 each, 158,479,868 Class A-2 Preferred Shares of a nominal or par value of US$0.00001 each, 1,475,147 Class A-3 Preferred Shares of a nominal or par value of US$0.00001 each (ii) 180,000,000 Class B Ordinary Shares, of nominal or par value of US$0.00001 each, of which 150,052,834 are issued and outstanding as of the date hereof, (iii) 452,941,177 Class B Preferred Shares, of nominal or par value of US$0.00001 each, of which 452,941,177 are issued and outstanding as of the date hereof, and (iv) 470,588,235 Redeemable Preferred Shares, of nominal or par value of US$0.00001 each, of which 470,588,235 are issued and outstanding as of the date hereof. Set forth on Schedule 4.06(a) is a true, correct and complete list of each holder of Company Shares or other equity interests of the Company (other than Company Options) and the number of shares or other equity interests held by each such holder as of the date hereof. Except as set forth on Schedule 4.06(a), as of the date hereof, there are no other ordinary shares, preferred shares or other equity interests of the Company authorized, reserved, issued or outstanding.

(b) With respect to each Company Option and Company Warrant, Schedule 4.06(b) sets forth, as of the date hereof, the name of the holder of such Company Option or Company Warrant, the number of vested and unvested Company Shares covered by such Company Option or Company Warrant, the date of grant, the cash exercise price per share of such Company Option or Company Warrant and the applicable expiration date.

(c) Except as set forth on Schedule 4.06(b), there are (i) no subscriptions, calls, options, warrants, rights or other securities convertible into or exchangeable or exercisable for Company Shares or other equity interests of the Company, or any other Contracts to which the Company is a party or by which the Company is bound obligating the Company to issue or sell any shares of, other equity interests in or debt securities of, the Company and (ii) no equity equivalents, share appreciation rights, phantom share ownership interests or similar rights in the Company. There are no outstanding contractual obligations of the Company to repurchase, redeem or otherwise acquire any securities or equity interests of the Company. Except as set forth on Schedule 4.06(c), there are no outstanding bonds, debentures, notes or other Indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter for which the Company Shareholders may vote. As of the date hereof, the Company is not party to any stockholders agreement, voting agreement or registration rights agreement relating to its equity interests.

(d) Except as set forth on Schedule 4.06(d), the outstanding shares or other equity interests of the Company’s Subsidiaries (i) have been duly authorized and validly issued and are fully paid and nonassessable, (ii) were issued in compliance in all material respects with applicable Law and (iii) were not issued in breach or violation of any preemptive rights or Contract. As of the date hereof, there are (A) no subscriptions, calls, rights or other securities convertible into or exchangeable or exercisable for the equity interests of any of the Company’s Subsidiaries (including any convertible preferred equity certificates), or any other Contracts to which any of the Company’s Subsidiaries is a party or by which any of the Company’s Subsidiaries is bound obligating such Subsidiaries to issue or sell any shares of capital stock of, other equity interests in or debt securities of, such Subsidiaries, and (B) no equity equivalents, stock appreciation rights, phantom stock ownership interests or similar rights in any of the Company’s Subsidiaries. As of the date hereof, there are no outstanding contractual obligations of any of the Company’s Subsidiaries to repurchase, redeem or otherwise acquire any securities or equity interests of any of the Company’s Subsidiaries. Except as set forth on Schedule 4.06(d), there are no outstanding bonds, debentures, notes or other Indebtedness of any of the Company’s Subsidiaries having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter for which such Subsidiaries’ shareholders may vote. Except as forth on Schedule 4.06(d), none of the Company’s Subsidiaries is party to any shareholders agreement, voting agreement or registration rights agreement relating to the equity interests of any of the Company’s Subsidiaries.

(e) The Company is the direct or indirect owner of, and has good and marketable direct or indirect title to, all the issued and outstanding shares or other equity interests of its Subsidiaries, free and clear of all Liens, other than Permitted Liens. There are no options or warrants convertible into or exchangeable or exercisable for the equity interests of any of the Company’s Subsidiaries.

(f) Schedule 4.06(f) (the “Allocation Schedule”) sets forth, as of the date hereof, a true and complete list of (i) all Company Shareholders (including, for the avoidance of doubt, holders of Pre-A Convertible Debt), Company Converting Debtholders, holders of Company Options and holder of the Company Warrant, (ii) the class and number of Company Shares held by each Company Shareholder, (iii) the outstanding amount of the Company Converting Debt held by each Company Converting Debtholder and the number of Company Converting Debt Conversion Shares with respect to each Company Converting Debtholder, (iv) the class of shares of Acquiror Common Stock to be received in the Merger by each Company Shareholder and Company Converting Debtholder, (v) the number of Minimum Target Shares allocable to each Company Shareholder, if and when payable pursuant to Section 3.07, (vi) the number of Maximum Target Shares allocable to each Company Shareholder, if and when payable pursuant to Section 3.07, and (vii) the portion of the total Merger Closing Consideration allocable to each such Person based on the estimated Merger Closing Consideration set forth therein.

4.07 Financial Statements. Attached as Schedule 4.07 are (i) the audited consolidated balance sheets of the Company and its Subsidiaries as of December 31, 2017 and December 31, 2018 and the audited consolidated statements of operations and comprehensive loss, statements of preferred shares and shareholders’ deficit and statements of cash flows of the Company and its Subsidiaries for the years ended December 31, 2017 and December 31, 2018, together with the auditor’s reports thereon (collectively, the “Audited Financial Statements”), and (ii) the unaudited consolidated balance sheet of the Company and its Subsidiaries as of December 31, 2019 (the “Latest Balance Sheet Date”) and September 30, 2020 and the unaudited consolidated statement of operations and comprehensive loss, statement of preferred stock and stockholders’ deficit and statement of cash flows of the Company and its Subsidiaries for the twelve (12)-month period ended December 31, 2019 and the nine (9)-month period ended September 30, 2020 (collectively, the “Unaudited Financial Statements” and, together with the Audited Financial Statements, the “Financial Statements”). The Financial Statements present fairly, in all material respects, the consolidated financial position, results of operations, comprehensive loss, changes in preferred stock and stockholders’ deficit and cash flows of the Company and its Subsidiaries as of the dates and for the periods indicated in such Financial Statements in conformity with GAAP consistently applied and in accordance with past practice and were derived from (except the Unaudited Financial Statements do not have the footnotes required by GAAP), and accurately reflect in all material respects, the books and records of the Company and its Subsidiaries. The Financial Statements will be audited in accordance with the Public Company Accounting Oversight Board’s standards applicable to SEC registrants as of the filing of the Form S-4 to the extent such Financial Statements are included in the Form S-4.

4.08 Undisclosed Liabilities. There is no liability, debt or obligation of or against the Company or any of its Subsidiaries (including, for the avoidance of doubt, with regard to the Indebtedness) of a type required to be recorded or reflected on or reserved for or disclosed in a consolidated balance sheet of the Company and its Subsidiaries, including the notes thereto, under GAAP, except for liabilities and obligations (a) reflected or reserved for on the Financial Statements or disclosed in the notes thereto, (b) that have arisen since the Latest Balance Sheet Date in the ordinary course of the operation of business of the Company and its Subsidiaries (excluding any such liabilities arising from the breach of any Contracts to which the Company or any of its Subsidiaries is a party), (c) disclosed in the Schedules, (d) arising under this Agreement and/or the performance by the Company of its obligations hereunder or (e) that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect.

4.09 Litigation and Proceedings. Except as set forth on Schedule 4.09, there are no, and since January 1, 2018 there have been no, Actions pending or threatened in writing or, to the knowledge of the Company, threatened orally against the Company or any of its Subsidiaries, or otherwise affecting the Company or any of its Subsidiaries or any of their respective assets, including any condemnation or similar proceedings, that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect. Except as set forth on Schedule 4.09, neither the Company nor any of its Subsidiaries or any property, asset or business of the Company or any of its Subsidiaries is subject to any Governmental Order or, to the knowledge of the Company, any continuing investigation by any Governmental Authority, in each case that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect. Except as set forth on Schedule 4.09, there is no unsatisfied judgment or any open injunction binding upon the Company or any of its Subsidiaries that would, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of the Company or any of its Subsidiaries to enter into and perform its obligations under this Agreement.

4.10 Compliance with Laws.

(a) Except (i) compliance with Environmental Laws (as to which certain representations and warranties are made pursuant to Section 4.19), (ii) compliance with Tax Laws (as to which certain representations and warranties are made pursuant to Section 4.13 and Section 4.15), (iii) as set forth on Schedule 4.10(a) and Schedule 4.14(b) (iv) where the failure to be, or to have been, in compliance with such Laws would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, the Company and its Subsidiaries are, and since January 1, 2018 have been, in compliance with all applicable Laws and, to the knowledge of the Company, the Leased Real Property is in compliance with all applicable Laws. Except as set forth on Schedule 4.10(a), neither of the Company nor any of its Subsidiaries has received any written notice from any Governmental Authority of a violation of any applicable Law by the Company or any of its Subsidiaries at any time since January 1, 2018, or any violation with respect to the Leased Real Property, in each case, which violation would be material to the Company and its Subsidiaries, taken as a whole.

(b) During the five (5) years prior to the date of this Agreement, (i) there has been no action taken by the Company, any of its Subsidiaries or any officer, director, manager, employee or, to the knowledge of the Company, any agent, representative or sales intermediary of the Company or any of its Subsidiaries, in each case, acting on behalf of the Company or its Subsidiaries, in violation of any applicable Anti-Corruption Law, (ii) neither the Company nor any of its Subsidiaries has been convicted of violating any Anti-Corruption Laws or subjected to any investigation by a Governmental Authority for violation of any applicable Anti-Corruption Laws, (iii) neither the Company nor any of its Subsidiaries has conducted or initiated any internal investigation or made a voluntary, directed or involuntary disclosure to any Governmental Authority regarding any alleged act or omission arising under or relating to any noncompliance with any Anti-Corruption Law and (iv) neither the Company nor any of its Subsidiaries has received any written notice or citation from a Governmental Authority for any actual or potential noncompliance with any applicable Anti-Corruption Law.

(c) During the five (5) years prior to the date of this Agreement, the Company and its Subsidiaries have (i) complied in all materials respects with applicable Export Control Laws and Sanctions Laws; (ii) not engaged in any transactions or dealings, directly or knowingly indirectly, with or relating to a Sanctioned Country or Sanctioned Person; (iii) to the knowledge of the Company, not been the subject of or otherwise involved in investigations or enforcement actions by any Governmental Authority or other legal proceedings with respect to any actual or alleged violations of Export Control Laws or Sanctions Laws, and have not been notified of any such pending or threatened actions; (iv) maintained in place and implemented controls and systems to comply with Export Control Laws and Sanctions Laws. Neither the Company nor any of its Subsidiaries nor any directors, officers or, to the knowledge of the Company, employees of the Company or any of its Subsidiaries is a Sanctioned Person or is subject to debarment or any list-based designations under the Export Control Laws.

4.11 Intellectual Property.

(a) Schedule 4.11(a) sets forth, as of the date hereof, a complete and accurate list, including record (and, if different, beneficial) owner, jurisdiction (except for domain name registrations) and serial/application numbers, of all issued patents, registered copyrights, registered trademarks, domain name registrations and all pending applications for any of the foregoing, in each case, that are owned or purported to be owned by the Company or any of its Subsidiaries (collectively, the “Registered Intellectual Property”) identifying in each case the current status of each such item. Except as described on Schedule 4.11(a), all of the registrations and issuances set forth on Schedule 4.11(a) are subsisting, valid and in full force and effect and, to the knowledge of the Company, all applications set forth on Schedule 4.11(a) are pending and in good standing. Except (i) as set forth on Schedule 4.11(a) or (ii) as provided in any Contract set forth on Schedule 4.12(a), a Subsidiary of the Company is the sole and exclusive owner of all Registered Intellectual Property and any other Intellectual Property owned or purported to be owned by the Company, free and clear of all Liens, other than Permitted Liens.

(b) Except (i) as set forth on Schedule 4.11(b) or (ii) as would not reasonably be expected to be material to the Company or any of its Subsidiaries as of the date hereof, no Actions are pending against the Company or any of its Subsidiaries by any Person claiming infringement, misappropriation, dilution or other violation by the Company or any of its Subsidiaries of any Intellectual Property of any Person. Except as set forth on Schedule 4.11(b), as of the date hereof and for the three (3) years preceding the date hereof, neither the Company nor any of its Subsidiaries has been a party to any pending Action or received any threat (including unsolicited offers to license patents) in writing claiming infringement, misappropriation, dilution or other violation of the Intellectual Property of any Person or challenging the scope, ownership, validity or enforceability of any Intellectual Property owned or purported to be owned by the Company or its Subsidiaries. Except as set forth on Schedule 4.11(b), to the Company’s knowledge, the current and proposed future conduct of the business of the Company and its Subsidiaries (including the manufacture, use or sale of any of their planned products, including the FF91, FF81 and FF71 Series vehicles) as currently contemplated by the Company has not infringed, misappropriated, diluted or otherwise violated, and will not infringe, misappropriate, dilute or otherwise violate, the Intellectual Property of any Person. To the knowledge of the Company, no Person is infringing, misappropriating, diluting or otherwise violating any Intellectual Property owned by the Company or any of its Subsidiaries. To the knowledge of the Company, the Company and/or its Subsidiaries, as the case may be, either own(s), has a valid license to use or otherwise has the lawful right to use all of the Intellectual Property and Software used in the conduct of its business as currently conducted, except for such Intellectual Property and Software with respect to which the lack of such ownership, license or right to use would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole. No founder or current or former officer, executive, director or shareholder of the Company or any of its Subsidiaries, nor any Person that is or was previously an Affiliate of the Company or any of its Subsidiary (other than any Person that is currently a Subsidiary of the Company) owns any material Intellectual Property used in the conduct of the businesses of the Company and its Subsidiaries, except where such Intellectual Property is subject to a valid written license agreement. Except (i) for any Permitted Lien or as set forth on Schedule 4.11(a) or (ii) as provided in any Contract set forth on Schedule 4.12(a), all Intellectual Property owned by the Company or any of its Subsidiaries is fully transferable and licensable without restriction and without payment of any kind to any other Person and without approval of any other Person. No funding, facilities or personnel of any educational institution or Governmental Authority were used, directly or indirectly, to develop or create, in whole or in part, any Intellectual Property owned by the Company or any of its Subsidiaries.

(c) The Company and its Subsidiaries have undertaken commercially reasonable efforts to protect the confidentiality of any material trade secrets or material proprietary information acquired or developed by them in the course of conducting their businesses or which are the subject of confidentiality obligations owed to other Person. To the knowledge of the Company, except as set forth on Schedule 4.11(c), no current or former employee of the Company or any of its Subsidiaries has misappropriated or improperly disclosed the trade secrets or confidential information of any other Person in the course of the employment with the Company or any of its Subsidiaries. Each current and former employee, officer, consultant and contractor who is or has been involved in the development (alone or with others) of any material Intellectual Property at the direction or on behalf of the Company or any of its Subsidiaries has executed and delivered to the Company or one of its Subsidiaries an agreement that assigns to Company or one of its Subsidiaries, without an obligation of payment (other than salaries or other payments payable to employees, consultants and independent contractors that are not contingent on or related to use of their work product), all right, title and interest in and to any such Intellectual Property (other than consultants or contractors that have executed and delivered to Company or one of its Subsidiaries an agreement granting the Company or any of its Subsidiaries a perpetual, royalty-free license to such Intellectual Property).

(d) Except as set forth in Schedule 4.11(d), to the knowledge of the Company, there have been no material unauthorized intrusions or breaches of the security of the information technology systems currently used by the Company and/or any of its Subsidiaries in the conduct of their business as it is currently conducted (the “IT Systems”) or instances of disclosure, acquisition, destruction, damage, loss, corruption, alteration, use or misuse of any data, including personal information or trade secrets stored on the IT Systems that, pursuant to any Law, would require the Company or any of its Subsidiaries to notify individuals of such breach or intrusion or that was or would reasonably be expected to be material to the Company or any of its Subsidiaries. The Company and its Subsidiaries have in place disaster recovery plans and procedures for the IT Systems that the Company reasonably considers to be adequate.

(e) The Company and its Subsidiaries have policies and procedures in place regarding the collection, use, disclosure, storage and dissemination of personal information in connection with their businesses to comply with, (i) any of their published privacy policies or (ii) any applicable Laws concerning the privacy and/or security of personally identifiable information or any applicable mandatory standards to which the Company is required to comply in the industries in which the Company and/or its Subsidiaries operate that concern privacy, data protection, confidentiality or information security, other than any violation that, individually or in the aggregate, has not been and would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

(f) Schedule 4.11(f) sets forth, as of the date hereof, each material proprietary Software program owned by the Company or any of its Subsidiaries (the “Owned Software”). The Company and its Subsidiaries are in compliance, in all material respects, with the applicable terms of the licenses that govern the use, modification and distribution of any Open Source Software incorporated in or linked by the Owned Software and, to the knowledge of the Company, neither the Company nor any of its Subsidiaries has used or is required to use any Open Source Software in a manner that would require the Company or any of its Subsidiaries to disclose or distribute any proprietary source code of or license or make available at no charge any Owned Software to any Person, except as has not been and would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

4.12 Contracts; No Defaults.

(a) Schedule 4.12(a) contains a listing of all Contracts described in clauses (i) through (xiii) below to which, as of the date hereof, the Company or one or more of its Subsidiaries is a party or by which any of their respective assets or properties are bound. True, correct and complete copies of the Contracts listed or required to be listed on Schedule 4.12(a) have been provided to or made available to Acquiror or its Representatives.

(i) any Contract with an employee or independent contractor of the Company or any of its Subsidiaries who resides primarily in the United States which, upon the consummation of the transactions contemplated by this Agreement, will (either alone or upon the occurrence of any additional acts or events) result in any material payment or benefits (whether of severance pay or otherwise) becoming due, or the acceleration or vesting of any rights to any material payment or benefits, from the Company or any of its Subsidiaries;

(ii) each employment, severance, retention, change in control or other Contract (excluding customary form offer letters and other standard form agreements entered into in the ordinary course of business and agreements granting Company Options) with any employee or other individual independent contractor of the Company or any of its Subsidiaries who receives annual base cash salary of $250,000 or more;

(iii) each collective bargaining agreement;

(iv) any Contract pursuant to which the Company or any of its Subsidiaries licenses material Intellectual Property owned by the Company or any of its Subsidiaries to any Person or licenses Intellectual Property from any Person that is material to the business of the Company and its Subsidiaries, taken as a whole, in each case, other than (A) click-wrap, shrink-wrap or similar licenses, (B) any other licenses for Software that is commercially available on reasonable terms to the public generally with license, maintenance, support and other fees of less than $25,000 per year and (C) non-exclusive licenses granted by the Company or any of its Subsidiaries in the ordinary course of business;

(v) any Contract that restricts in any material respect, or contains any material limitations on, the ability of the Company or any of its Subsidiaries to compete in any line of business or with any Person or in any geographic territory;

(vi) any Contract under which the Company or any of its Subsidiaries has (A) created, incurred, assumed or guaranteed (or may create, incur, assume or guarantee) Indebtedness, (B) granted a Lien on its assets, whether tangible or intangible, to secure any Indebtedness or (C) extended credit to any Person (other than (1) intercompany loans and advances and (2) customer payment terms in the ordinary course of business), in each case in clauses (A) through (C), in an amount in excess of $1,000,000;

(vii) each Contract entered into in connection with a completed material acquisition or disposition by the Company or any of its Subsidiaries since January 1, 2018 of any Person or any business organization, division or business of any Person (including through merger or consolidation or the purchase of a controlling equity interest in or substantially all of the assets of such Person, division or business or by any other manner);

(viii) any Contract with outstanding obligations for the sale or purchase of personal property, fixed assets or real estate having a value individually, with respect to all sales or purchases thereunder, in excess of $1,000,000 or, together with all related Contracts, in excess of $5,000,000, in each case, other than (A) sales or purchases in the ordinary course of business consistent with past practice and (B) sales of obsolete equipment;

(ix) any Contract not made in the ordinary course of business and not disclosed pursuant to any other clause under this Section 4.12(a) and expected to result in revenue or require expenditures in excess of $1,000,000 in any calendar year or which resulted in revenue or expenditures during the fiscal year ended December 31, 2019 in excess of $1,000,000;

(x) other than any offer letter or employment agreement set forth on Schedule 4.13(a), any Contract between the Company or any of its Subsidiaries, on the one hand, and any of Company Shareholders, on the other hand, that will not be terminated at or prior to the Closing;

(xi) any Contract related to or in connection with the Vendor Trust;

(xii) any Contract with a Top Supplier; and

(xiii) any Contract establishing any joint venture, partnership, strategic alliance or other similar collaboration.

(b) Except as set forth on Schedule 4.12(b) or for any Contract that has terminated or will terminate upon the expiration of the stated term thereof prior to the Closing Date, with respect to any Contract of any of the types described in Section 4.12(a), whether or not set forth on Schedule 4.12(a), and except as would not reasonably be expected to have a Material Adverse Effect, (i) such Contracts are in full force and effect and represent the legal, valid and binding obligations of the Company or its Subsidiaries party thereto and, to the knowledge of the Company, represent the legal, valid and binding obligations of the other parties thereto, and, to the knowledge of the Company, are enforceable by the Company or its Subsidiaries to the extent a party thereto in accordance with their terms, subject in all respects to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other laws relating to or affecting creditors’ rights generally and general equitable principles (whether considered in a proceeding in equity or at law), (ii) none of the Company, its Subsidiaries or, to the knowledge of the Company, any other party thereto is in material breach of or material default under (or would be in material breach of or material default under but for the existence of a cure period) any such Contract, (iii) during the last twelve (12) months, neither the Company nor any of its Subsidiaries has received any written or, to the knowledge of the Company, oral claim or notice of material breach of or material default under any such Contract, (iv) to the knowledge of the Company, no event has occurred that, individually or together with other events, would reasonably be expected to result in a material breach of or a material default under any such Contract by the Company or any of its Subsidiaries or, to the knowledge of the Company, any other party thereto (in each case, with or without notice or lapse of time or both) and (v) during the last twelve (12) months, neither the Company nor any of its Subsidiaries has received written notice from any other party to any such Contract that such party intends to terminate or not renew any such Contract.

4.13 Company Benefit Plans.

(a) Schedule 4.13(a) sets forth a complete list of each material Company Benefit Plan. “Company Benefit Plan” means any “employee benefit plan” as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and any other material written plan, policy, program, arrangement or agreement (other than standard employment agreements or offer letters that can be terminated at any time without severance or termination pay and upon notice of not more than sixty (60) days or such longer period as may be required by applicable Law) providing compensation or benefits to any current or former director, officer, employee, natural person independent contractor or other natural person service provider, in each case that is maintained, sponsored or contributed to by the Company or its ERISA Affiliates or under which the Company or its ERISA Affiliates has or would reasonably be expected to have any material obligation or liability, including all incentive, bonus, deferred compensation, vacation, holiday, cafeteria, medical, disability, stock purchase, stock option, stock appreciation, phantom stock, restricted stock or other stock-based compensation plans, policies, programs, practices or arrangements. “ERISA Affiliate” shall mean any entity (whether or not incorporated) other than the Company that, together with the Company, is considered under common control and treated as one employer under Section 414(b), (c), (m) or (o) of the Code.

(b) With respect to each Company Benefit Plan, the Company has delivered or made available to Acquiror correct and complete copies of, if applicable (i) the current plan document and any trust agreement, (ii) the most recent summary plan description, (iii) the most recent annual report on Form 5500 filed with the Department of Labor (or, with respect to non-U.S. Company Benefit Plans, any comparable annual or periodic report), (iv) the most recent actuarial valuation, (v) the most recent determination or opinion letter issued by the Internal Revenue Service (or applicable comparable Governmental Authority), and (vi) all non-routine filings made with any Governmental Authorities since January 1, 2018 for which a material liability remains outstanding.

(c) Except as would not, individually or in the aggregate, result in a material liability to the Company and its Subsidiaries, taken as a whole, each Company Benefit Plan has been administered in material compliance with its terms and all applicable Laws, including ERISA and the Code, and all contributions required to be made under the terms of any Company Benefit Plan as of the date this representation is made have been timely made or, if not yet due, have been properly reflected in the balance sheet included in the Financial Statements as of the Latest Balance Sheet Date, except as would not result in a material liability to the Company.

(d) Each Company Benefit Plan that is intended to be qualified within the meaning of Section 401(a) of the Code: (i) has received a favorable determination or opinion letter from the Internal Revenue Service as to its qualification as to form, (ii) has been established under a pre-approved plan for which a current favorable Internal Revenue Service advisory letter or opinion letter has been obtained by the plan sponsor and is valid as to the adopting employer, or (iii) has time remaining under applicable Laws to apply for a determination or opinion letter or to make any amendments necessary to obtain a favorable determination or opinion letter, and to the knowledge of the Company, no event has occurred that would reasonably be expected to result in the loss of the tax-qualified status of such Company Benefit Plan. Each Company Benefit Plan maintained outside of the United States that is intended to be qualified or registered under applicable Law has been so qualified or registered and, to the knowledge of the Company, no event has occurred that would reasonably be expected to result in the loss of such qualification or registration, except as would not be reasonably expected to result in a material liability to the Company and its Subsidiaries, taken as a whole.

(e) Neither the Company nor any of its ERISA Affiliates sponsored or was required to contribute to, at any point during the six (6)-year period prior to the date hereof, a “multiemployer pension plan” (as defined in Section 3(37) of ERISA) (a “Multiemployer Plan”) or other pension plan, in each case, that is subject to Title IV of ERISA.

(f) Except as would not be reasonably expected to result in material liability to the Company and its Subsidiaries, taken as a whole, (i) no event has occurred and no condition exists that would subject the Company or any of its Subsidiaries to any tax, fine, lien, or penalty imposed by ERISA or the Code with respect to any Company Benefit Plan and (ii) no nonexempt “prohibited transaction” (as such term is defined in Section 406 of ERISA and Section 4975 of the Code) has occurred with respect to any Company Benefit Plan.

(g) Except as would not, individually or in the aggregate, be material to the Company and its Subsidiaries, taken as a whole, with respect to the Company Benefit Plans, no administrative investigation, audit or other administrative proceeding by the Department of Labor, the PBGC, the Internal Revenue Services or other Governmental Authorities are pending, or, to the knowledge of the Company, threatened in writing.

(h) Neither the execution and delivery of this Agreement by the Company nor the consummation of the Transactions (either alone or in combination with another event) will result in the acceleration, vesting or creation of any rights of any director, officer or employee of the Company or its Subsidiaries to payments or benefits or increases in any existing payments or benefits or any loan forgiveness, in each case, from the Company or any of its Subsidiaries.

(i) No amount or benefit that could be, or has been, received (whether in cash or property or the vesting of property or the cancellation of indebtedness) by any current or former employee, officer or director of the Company or any Subsidiary of the Company who is a “disqualified individual” within the meaning of Section 280G of the Code could reasonably be expected to be characterized as an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code) as a result of the consummation of the transactions contemplated by this Agreement.

(j) Except as would not be reasonably expected to result in material liability to the Company and its Subsidiaries, taken as a whole, each Company Benefit Plan that is a “nonqualified deferred compensation plan” within the meaning of Section 409A(d)(1) of the Code and any award thereunder, in each case, that is nonqualified deferred compensation subject to Section 409A of the Code has been operated and documented in compliance with Section 409A of the Code.

(k) No Company Benefit Plan provides for the gross-up of any Taxes imposed by Section 4999 or 409A of the Code.

(l) The Company and its Subsidiaries have not elected to defer and do not have any present intention of deferring any employment or payroll taxes as permitted under Section 2302(a) of the Coronavirus Aid, Relief, and Economic Security Act or any similar applicable federal, state or local Law (collectively, the “CARES Act”).

(m) Except as would not be reasonably expected to result in material liability to the Company and its Subsidiaries, taken as a whole, each Company Benefit Plan for the benefit of employees or dependents thereof who reside and perform services or who are employed outside of the United States (a “Non-U.S. Plan”) (i) is in compliance with its terms and the applicable provisions of laws and regulations regarding employee benefits, mandatory contributions and retirement plans of each jurisdiction applicable to such Non-U.S. Plan, (ii) if it is intended to qualify for special Tax treatment, meets all requirements for such treatment, and (iii) if it is intended to be funded and/or book-reserved, is funded or book reserved, as appropriate, based upon reasonable actuarial or accounting assumptions that comply with all applicable Laws.

(n) Schedule 4.13(n) sets forth (i) a true and complete list of all deferred salary, bonus or other compensation amounts that are outstanding or have been promised (whether or not pursuant to legally binding agreements) to employees and other service providers of the Company as of the Closing Date, including all transaction, retention, stay and similar bonuses or other compensatory payments (including deferred salary amounts) that will become payable in connection with the Transactions and (ii) the aggregate amount of all other retention and milestone related bonuses that may be payable in the future to Company employees and other service providers under agreements entered into prior to the Closing (the aggregate amount of all amounts in clauses (i) and (ii), the “Aggregate Bonus Amount”).

4.14 Labor Matters.

(a) (i) Neither the Company nor its Subsidiaries is a party to or bound by any collective bargaining agreement or any other labor-related Contract with any labor union, labor organization or works council and no such Contracts are currently being negotiated by the Company or its Subsidiaries, (ii) no labor union, labor organization or works council has made a written pending demand for recognition or certification since January 1, 2018, and (iii) there are no representation or certification proceedings or petitions seeking a representation proceeding pending or, to the knowledge of the Company, threatened in writing to be brought or filed with the National Labor Relations Board or any other applicable labor relations Governmental Authority.

(b) Except as set forth on Schedule 4.14(b) or would not be material, individually or in the aggregate, to the Company and its Subsidiaries, taken as a whole, each of the Company and its Subsidiaries (i) is in compliance with all applicable Laws regarding employment and employment practices, including all Laws respecting terms and conditions of employment, health and safety, employee classification, non-discrimination, wages and hours, immigration, disability rights or benefits, equal opportunity, plant closures and layoffs, workers’ compensation, labor relations, employee leave issues, and unemployment insurance, (ii) has not committed any unfair labor practice as defined by the National Labor Relations Act or received written notice of any unfair labor practice complaint against it pending before the National Labor Relations Board that remains unresolved, and (iii) since January 1, 2018, has not experienced any actual or, to the knowledge of the Company, threatened material labor disputes, strikes, lockouts, picketing, hand billing, slow-downs or work stoppages against or affecting the Company or its Subsidiaries.

(c) Except as would not, individually or in the aggregate, be material to the Company and its Subsidiaries, taken as a whole, the Company and its Subsidiaries are not delinquent in payments to any employees or former employees for any services or amounts required to be reimbursed or otherwise paid.

(d) To the knowledge of the Company, no employee of the Company or its Subsidiaries is in any material respect in violation of any term of any employment agreement, nondisclosure agreement, non-competition agreement, restrictive covenant or other obligation: (i) to the Company or its Subsidiaries or (ii) to a former employer of any such employee relating (A) to the right of any such employee to be employed by the Company or its Subsidiaries or (B) to the knowledge or use of trade secrets or proprietary information.

(e) The Company has not had, nor to the knowledge of the Company are there any facts that would give rise to, any material workforce changes resulting from disruptions due to the 2019 novel coronavirus, any economic effect thereof or COVID-19 Measures (as defined below), whether directly or indirectly, including any actual or expected group terminations, layoffs, furlough or shutdowns (whether voluntary or by Law), or any material changes to benefit or compensation programs, nor are any such changes currently contemplated. “COVID-19 Measures” means any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester or any other Law, or directive, by any Governmental Authority in connection with or in response to the 2019 novel coronavirus, including, but not limited to, the CARES Act or any similar applicable federal, state or local Law. Except as set forth on Schedule 4.14(e), since January 1, 2020, the Company has not materially reduced the compensation or benefits of any of its employees or otherwise reduced the working schedule of any of its employees, in each case, for any reason relating to the 2019 novel coronavirus. Except as set forth on Schedule 4.14(e), the Company has not applied for or received any “Paycheck Protection Program” payments or other loans in connection with the CARES Act, and has not claimed any employee retention credit under the CARES Act.

(f) As of the date hereof, to the knowledge of the Company, no current member of the executive management team of the Company or its Subsidiaries presently intends to terminate his or her employment prior to the six (6) month anniversary of the Closing Date.

4.15 Taxes.

(a) All material Tax Returns required by Law to be filed by the Company or its Subsidiaries have been timely filed, and all such Tax Returns are true, correct and complete in all material respects. The Financial Statements accrue in accordance with GAAP all material liabilities for Taxes with respect to all periods through the date thereof.

(b) All material amounts of Taxes due and owing by the Company and its Subsidiaries have been paid, and since the Latest Balance Sheet Date neither the Company nor any of its Subsidiaries has incurred any material Tax liability outside the ordinary course of business.

(c) Each of the Company and its Subsidiaries has (i) withheld all material amounts required to have been withheld by it in connection with amounts paid or owed to any employee, independent contractor, creditor, shareholder or any other third party, (ii) remitted, or will remit on a timely basis, such amounts to the appropriate Governmental Authority; and (iii) complied in all material respects with applicable Law with respect to Tax withholding.

(d) Except as set forth on Schedule 4.15(d), neither the Company nor its Subsidiaries is engaged in any material audit or other administrative proceeding with a taxing authority or any judicial proceeding with respect to Taxes. Neither the Company nor its Subsidiaries has received since January 1, 2015 any written notice from a taxing authority of a dispute or claim with respect to a material amount of Taxes, other than disputes or claims that have since been resolved, and to the knowledge of the Company, no such claims have been threatened.

(e) Since January 1, 2015, no written claim has been made, and to the knowledge of the Company, no oral claim has been made by any Governmental Authority in a jurisdiction where the Company or any of its Subsidiaries does not file a Tax Return that such entity is or may be subject to Taxes by that jurisdiction in respect of Taxes that would be the subject of such Tax Return.

(f) Except as set forth on Schedule 4.15(f), there are no outstanding agreements extending or waiving the statutory period of limitations applicable to any claim for, or the period for the collection or assessment or reassessment of, material Taxes of the Company or its Subsidiaries and no written request for any such waiver or extension is currently pending.

(g) Except as set forth on Schedule 4.15(g), neither the Company nor any of its Subsidiaries has requested or entered into a closing agreement, private letter ruling, technical advice memorandum, advance pricing agreement or similar agreement with any taxing authority that could reasonably be expected to affect the Taxes of the Company or any of its Subsidiaries after the Closing Date. Neither the Company nor any of its Subsidiaries will be subject to any recapture, clawback, termination or similar adverse consequence with respect to any Tax incentive, holiday, credits or other Tax reduction, deferral or abatement arrangement (excluding, for the avoidance of doubt, any net operating loss) as a result of the Merger.

(h) Neither the Company nor its Subsidiaries (or any predecessor thereof) has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code (or so much of Section 356 of the Code as relates to Section 355 of the Code) in the prior two years.

(i) Neither the Company nor its Subsidiaries has been a party to any “reportable transaction” within the meaning of Treasury Regulation Section 1.6011-4(b).

(j) Neither the Company nor its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting for a taxable period (or portion thereof) ending on or prior to the Closing Date and made prior to the Closing or use of an improper method of accounting prior to the Closing; (ii) any written agreement with a Governmental Authority executed prior to the Closing; (iii) installment sale or open transaction disposition made prior to the Closing; (iv) prepaid amount received prior to the Closing outside of the ordinary course of business; or (v) intercompany transactions, or excess loss accounts, described in the Treasury Regulations promulgated under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law) that existed prior to the Closing.

(k) There are no Liens with respect to Taxes on any of the assets of the Company or its Subsidiaries, other than Permitted Liens.

(l) Neither the Company nor any of its Subsidiaries (i) has been a member of an affiliated, consolidated, combined or unitary group filing for U.S. federal, state or local income Tax purposes, other than a group the common parent of which was and is the Company or any of its Subsidiaries or (ii) except pursuant to an agreement entered into in the ordinary course of business the principal purpose of which does not relate to Taxes (each, a “Commercial Contract”), has any liability for the Taxes of any Person (other than the Company or its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law) or as a transferee or successor, by Contract or otherwise.

(m) Neither the Company nor any of its Subsidiaries is a party to, or bound by, or has any obligation to any Governmental Authority or other Person under any Tax allocation, Tax sharing, or Tax indemnification agreements, other than pursuant to a Commercial Contract. Neither the Company nor its Subsidiaries has granted a power of attorney which is currently in force with respect to any material Taxes or material Tax Returns.

(n) None of the Company’s Subsidiaries that are organized under the Laws of a country other than the United States (a “Foreign Subsidiary”) (i) has an investment in U.S. property within the meaning of Section 956 of the Code, (ii) is engaged in a U.S. trade or business for U.S. federal income Tax purposes, (iii) is, to the Company’s knowledge, a “passive foreign investment company” within the meaning of Section 1297 of the Code, (iv) is a “surrogate foreign corporation” within the meaning of Section 7874(a)(2)(B) of the Code or is treated as a U.S. corporation under Section 7874(b) of the Code or (v) has elected under Section 897(i) of the Code to be treated as a domestic corporation.

(o) Neither the Acquiror nor any of its Affiliates would be required to (i) include a material amount in gross income with respect to any Foreign Subsidiary pursuant to Sections 951 or 951A of the Code if the taxable year of such Foreign Subsidiary were deemed to end on the day after the Closing Date or (ii) pay any Taxes pursuant to Section 965 of the Code in any taxable period (or portion thereof) beginning after the Closing Date.

(p) Any entity classification elections made on Form 8832 (Entity Classification Election) with respect to the Company or its Subsidiaries are set forth on Schedule 4.15(p).

(q) All material charges for amounts payable or amounts receivable among the Company or any of its Subsidiaries that is not a Foreign Subsidiary, on the one hand, and any Foreign Subsidiary, on the other hand, have been made at arm’s length for fair value and the Company and all of its Subsidiaries have maintained all material documentation required to support the pricing of any such charges under Section 482 of the Code and the Treasury Regulation promulgated thereunder and any similar or comparable provision under state, local or foreign Law.

(r) Neither the Company nor any of its Subsidiaries has taken or agreed to take any action not contemplated by this Agreement and/or any related ancillary documents that could reasonably be expected to prevent the Merger from qualifying for the Intended Tax Treatment. Neither the Company nor any of its Subsidiaries has any knowledge of any fact or circumstance that could reasonably be expected to prevent the Merger from qualifying for the Intended Tax Treatment.

4.16 Brokers’ Fees. Except as set forth on Schedule 4.16, no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by this Agreement based upon arrangements made by the Company, any of its Subsidiaries or any of their Affiliates for which the Company or any of its Subsidiaries has any obligation.

4.17 Insurance. Schedule 4.17 contains a list of all material policies or programs of self-insurance of property, fire and casualty, product liability, workers’ compensation and other forms of insurance held by, or for the benefit of, the Company or any of its Subsidiaries as of the date hereof. True, correct and complete copies or comprehensive summaries of such insurance policies have been made available to Acquiror. With respect to each such insurance policy required to be listed on Schedule 4.17, except as would not, individually or in the aggregate, be material to the Company and its Subsidiaries, taken as a whole: (i) all premiums due have been paid; (ii) the policy is legal, valid, binding and enforceable in accordance with its terms and, except for policies that have expired under their terms in the ordinary course, is in full force and effect; (iii) neither the Company nor any of its Subsidiaries is in breach or default (including any such breach or default with respect to the payment of premiums or the giving of notice), and, to the knowledge of the Company, no event has occurred that, with or without notice or lapse of time or both, would constitute such a breach or default, or permit termination or modification, under the policy, and, to the knowledge of the Company, no such action has been threatened; and (iv) as of the date hereof, no written notice of cancellation, non-renewal, disallowance or reduction in coverage or claim or termination has been received other than in connection with ordinary renewals.

4.18 Real Property; Assets.

(a) Neither the Company nor any of its Subsidiaries owns any real property, and, except as set forth in the Real Estate Lease Documents for the Gardena, California Leased Real Property and the Hanford, California Leased Real Property, neither the Company nor any of its Subsidiaries is a party to any presently effective agreement, obligation or option to purchase any real property or interest therein.

(b) Schedule 4.18(b) contains a true, correct and complete list of all Leased Real Property. The Company has made available to Acquiror true, correct and complete copies of the material leases, subleases and occupancy agreements (including all modifications, amendments, supplements, waivers and side letters thereto, if any) for the Leased Real Property to which the Company or any of its Subsidiaries is a party (the “Real Estate Lease Documents”), and such deliverables comprise all Real Estate Lease Documents relating to the Leased Real Property.

(c) Each Real Estate Lease Document (i) is a legal, valid, binding and enforceable obligation of the Company or its Subsidiaries, as applicable, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity, and each such lease is in full force and effect, (ii) has not been amended or modified except as reflected in the modifications, amendments, supplements, waivers and side letters thereto made available to Acquiror and (iii) subject to securing the consents or approvals, if any, required under the Real Estate Lease Documents to be obtained from any landlord, or lender to landlord (as applicable), in connection with the execution and delivery of this Agreement by the Company or the consummation of the transaction contemplated hereby by the Company, upon the consummation of the transactions contemplated by this Agreement, will entitle the Company (or its Subsidiaries) to the use, occupancy and possession, in each case, subject to the terms of the respective Real Estate Lease Documents in effect with respect to the Leased Real Property, of the premises specified in the Real Estate Lease Documents for the purpose specified in the Real Estate Lease Documents.

(d) Except as set forth on Schedule 4.18(d), (i) neither the Company nor any of its Subsidiaries has given or received written notice of material default under any Real Estate Lease Document which default has not been cured or waived prior to the date hereof and (ii) to the knowledge of the Company, no event has occurred that, and no condition exists that, with or without notice or lapse of time or both, would constitute a material default under any Real Estate Lease Document by the Company or any of its Subsidiaries (as tenant, subtenant or sub-subtenant, as applicable) or by the other parties thereto. Neither the Company nor any of its Subsidiaries has subleased or otherwise granted any Person other than another Subsidiary of the Company the right to use or occupy any Leased Real Property, which sublease or right is still in effect. Except for the Permitted Liens, neither the Company nor any of its Subsidiaries has collaterally assigned or granted any other security interest in the Leased Real Property or any interest therein which is still in effect. Except for the Permitted Liens, there exist no Liens affecting the Leased Real Property created by, through or under the Company or any of its Subsidiaries.

(e) Except as set forth on Schedule 4.18(d), with respect to each Real Estate Lease Document:

(i) since January 1, 2018, to the knowledge of the Company, no security deposit or portion thereof deposited by the Company or any of its Subsidiaries under such Real Estate Lease Document has been applied in respect of a breach or default under such Real Estate Lease Document that has not (A) if and as required by the applicable landlord, been redeposited in full, or (B) been disclosed to Acquiror in writing; and

(ii) neither the Company nor any of its Subsidiaries owes any brokerage commissions or finder’s fees with respect to such Real Estate Lease Document that has not been paid in full.

(f) Neither the Company nor any of its Subsidiaries has received any written notice that remains outstanding as of the date hereof that the current use and occupancy by the Company or any of its Subsidiaries of the Leased Real Property and the improvements thereon (i) are prohibited by any Lien or Law or (ii) are in material violation of any of the recorded covenants, conditions, restrictions, reservations, easements or agreements applicable to such Leased Real Property.

4.19 Environmental Matters.

(a) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect:

(i) the Company and its Subsidiaries are and, during the last three years, have been in compliance with all Environmental Laws;

(ii) the FF91 vehicle has been designed to comply with all Environmental Laws and, to the knowledge of the Company, there are no currently existing facts, conditions or circumstances that would prevent the FF91 from complying with such Environmental Laws;

(iii) the Company and its Subsidiaries have obtained, and are, and during the past three (3) years have been in compliance with, all Environmental Permits required to conduct their respective operations and businesses;

(iv) with respect to the Company’s facility in Hanford, California, the Company and its Subsidiaries have received all Environmental Permits required for the Company and its Subsidiaries to manufacture 10,000 vehicles annually in 2021 and up to 30,000 vehicles annually starting in 2022, all such Environmental Permits are in full force and effect and not subject to challenge, opposition, modification or termination through any pending or threatened Action or as a result of the Transactions, and, to the knowledge of the Company, there are no currently existing facts, conditions or circumstances that would prevent the Company and its Subsidiaries from complying with such Environmental Permits in the event they manufacture up to 10,000 and up to 20,000 vehicles in, respectively, in 2021 and 2022;

(v) there has been no Release or threatened Release of any Hazardous Materials (x) by the Company or any of its Subsidiaries or, to the knowledge of the Company, any third party at, in, on or under or from any Leased Real Property or, to the knowledge of the Company, any other property or location formerly owned, leased or operated by the Company or any of its Subsidiaries or their respective predecessors or (y) by or on behalf of the Company or any of its Subsidiaries at any other location, including any location where the Company or any of its Subsidiaries has transported Hazardous Materials or arranged for their disposal;

(vi) neither the Company nor any of its Subsidiaries is subject to any current Governmental Order relating to the Company’s or any of its Subsidiaries’ compliance with Environmental Laws or the investigation, sampling, monitoring, treatment, remediation, removal or cleanup of Hazardous Materials;

(vii) no Action is pending or, to the knowledge of the Company, threatened with respect to the Company’s or its Subsidiaries’ compliance with or liability under Environmental Law or the investigation, sampling, monitoring, treatment, remediation, removal or cleanup of Hazardous Materials; and

(viii) neither the Company nor any of its Subsidiaries has retained or assumed, by contract or operation of Law, any material liabilities or material obligations of any other Person arising under Environmental Law.

(b) The Company has made available to Acquiror copies of all material written environmental reports, audits, assessments, liability analyses, memoranda and studies in the possession of or conducted by the Company or its Subsidiaries with respect to the Company’s or any of its Subsidiaries’ compliance with, or liabilities arising under, Environmental Law, including with respect to the compliance of the FF91 vehicle with Environmental Laws.

4.20 Absence of Changes.

(a) Since the Latest Balance Sheet Date, there has not been a Material Adverse Effect.

(b) From the Latest Balance Sheet Date, the Company and its Subsidiaries (i) have, in all material respects, conducted their businesses and operated their properties in the ordinary course of business consistent with past practice, other than due to any COVID-19 Measures and (ii) have not taken any action that would require the consent of Acquiror pursuant to Section 6.01 if such action had been taken after the date hereof.

4.21 Affiliate Agreements.

Except as set forth on Schedule 4.21 and other than (i) any Company Benefit Plan (including any employment or option agreements entered into in the ordinary course of business by the Company or its Subsidiaries) or standard employment agreements or offer letters and (ii) any Contract or business arrangement solely among the Company and its Subsidiaries, none of the Affiliates, stockholders, officers or directors of the Company or any of its Subsidiaries is a party to any Contract or business arrangement with the Company or its Subsidiaries (each such Contract or business arrangement, an “Affiliate Agreement”).

4.22 Internal Controls. The Company maintains a system of internal accounting controls designed to provide reasonable assurance that: (a) transactions are executed in accordance with management’s general or specific authorizations; (b) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability; (c) access to assets is permitted only in accordance with management’s general or specific authorization; and (d) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. Except as set forth on Schedule 4.22, to the knowledge of the Company, there are no deficiencies with such systems that would reasonably be expected to be material to Acquiror and its Subsidiaries (including, after the Closing, the Company and its Subsidiaries), taken as a whole, after the Closing; provided that, as of the date hereof, to the knowledge of the Company, any such material deficiencies set forth on Schedule 4.22 have been resolved or remedied.

4.23 Permits. Each of the Company and its Subsidiaries has all material Permits (the “Material Permits”) that are required to own, lease or operate its properties and assets and to conduct its business as currently conducted, except where the failure to obtain the same would not, individually or in the aggregate, reasonably be expected to be material to (i) such ownership, lease, operation or conduct or (ii) the Company and its Subsidiaries, taken as a whole. Except as would not, individually or in the aggregate, be expected to be material to the Company and its Subsidiaries, taken as a whole, (a) each Material Permit is in full force and effect in accordance with its terms, (b) no outstanding written notice of revocation, cancellation or termination of any Material Permit has been received by the Company or any of its Subsidiaries, (c) to the knowledge of the Company, none of such Permits upon its termination or expiration in the ordinary due course will not be renewed or reissued in the ordinary course of business upon terms and conditions substantially similar to its existing terms and conditions, (d) there are no Actions pending or, to the knowledge of the Company, threatened that seek the revocation, cancellation, limitation, restriction or termination of any Material Permit and (e) each of the Company and its Subsidiaries is in compliance with all Material Permits applicable to the Company or any of its Subsidiaries.

4.24 Top Suppliers. Schedule 4.24 sets forth a complete and accurate list of the ten (10) largest suppliers of the Company and its Subsidiaries, taken as a whole, based on dollar amount of expenditures for the twelve (12)-month period ending on the date hereof (collectively, the “Top Suppliers”).  Other than in the ordinary course of business, none of the Top Suppliers has terminated, or given written or, to the knowledge of the Company, oral notice that it intends to terminate any of its business relationship with the Company or any of its Subsidiaries. There has been no material dispute or controversy or, to the knowledge of the Company, threatened material dispute or controversy between the Company or any of its Subsidiaries, on the one hand, and any Top Supplier, on the other hand.

4.25 Vehicle Certification and Manufacturing.

(a) Except as set forth on Schedule 4.25(a) or would not reasonably be expected to have a Material Adverse Effect, the FF91 vehicle developed by the Company and its Subsidiaries complies with applicable Law, including the standards regulations, certifications, testing and licensing requirements imposed by governments and regulatory agencies in the United States and China, such as, for example, the Federal Motor Vehicle Safety Standards (“FMVSS”) promulgated by the National Highway Traffic Safety Administration of the U.S. Department of Transportation.

(b) Except as set forth on Schedule 4.25(b) or would not reasonably be expected to have a Material Adverse Effect, the Company and its Subsidiaries have made the necessary contractual arrangements with reputable contractors to complete the construction of the Company’s facility in Hanford, California by 2021.

4.26 Proxy Statement/Prospectus. None of the information relating to the Company or any of its Subsidiaries supplied by the Company, or by any other Person acting on behalf of the Company, in writing specifically for inclusion in the Proxy Statement/Prospectus will, as of the date the Proxy Statement/Prospectus (or any amendment or supplement thereto) is first mailed to Acquiror’s stockholders, at the time of the Acquiror Meeting or at the Effective Time, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided that, notwithstanding the foregoing provisions of this Section 4.26, no representation or warranty is made by the Company with respect to information or statements made or incorporated by reference in the Proxy Statement/Prospectus that were not supplied by or on behalf of the Company for use therein.

4.27 No Additional Representations and Warranties. Except as provided in this Article IV, neither the Company nor any of its Affiliates, nor any of their respective directors, managers, officers, employees, equityholders, partners, members or representatives, has made, or is making, any representation or warranty whatsoever to Acquiror, Merger Sub or their Affiliates, and no such party shall be liable in respect of the accuracy or completeness of any information provided to Acquiror, Merger Sub or their Affiliates.

Article V
REPRESENTATIONS AND WARRANTIES OF ACQUIROR AND MERGER SUB

Except as set forth in the Schedules to this Agreement (each of which qualifies (a) the correspondingly numbered representation, warranty or covenant if specified therein and (b) such other representations, warranties or covenants where its relevance as an exception to (or disclosure for purposes of) such other representation, warranty or covenant is reasonably apparent on the face of the disclosure in such Schedule) or in the SEC Reports filed or furnished by Acquiror prior to the date hereof (excluding (x) any disclosures in such SEC Reports under the headings “Risk Factors,” “Forward-Looking Statements” or “Qualitative Disclosures About Market Risk” and other disclosures that are predictive, cautionary or forward-looking in nature and (y) any exhibits or other documents appended thereto) (it being acknowledged that nothing disclosed in such a SEC Report will be deemed to modify or qualify the representations and warranties set forth in Section 5.04 (Litigation and Proceedings), Section 5.06 (Financial Ability; Trust Account), Section 5.12 (Tax Matters) or Section 5.13 (Capitalization)), Acquiror and Merger Sub represent and warrant to the Company as follows:

5.01 Corporate Organization. Each of Acquiror and Merger Sub has been duly incorporated and is validly existing as a corporation in good standing under the Laws of the State of Delaware and the Cayman Islands, respectively, and has the requisite corporate power and authority to own, lease or operate its assets and properties and to conduct its business as it is now being conducted. The copies of the organizational documents of each of Acquiror and Merger Sub, respectively, previously delivered by Acquiror to the Company are true, correct and complete and are in effect as of the date of this Agreement. Each of Acquiror and Merger Sub is, and at all times has been, in compliance in all material respects with all restrictions, covenants, terms and provisions set forth in its respective organizational documents. Each of Acquiror and Merger Sub is duly licensed or qualified and in good standing as a foreign corporation in all jurisdictions in which its ownership of property or the character of its activities is such as to require it to be so licensed or qualified, except where failure to be so licensed or qualified has not and would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of Acquiror or Merger Sub to enter into this Agreement or consummate the transactions contemplated hereby. All of the equity interests of Merger Sub are held directly by Acquiror.

5.02 Due Authorization.

(a) Each of Acquiror and Merger Sub has all requisite corporate power and authority to execute, deliver and perform this Agreement and each ancillary agreement to this Agreement to which it is a party and, upon receipt of the Acquiror Stockholder Approval, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance of this Agreement and such ancillary agreements and the consummation of the transactions contemplated hereby and thereby have been duly, validly and unanimously authorized and approved by the respective boards of directors of Acquiror and Merger Sub and, except for the Acquiror Stockholder Approval and, as required in relation to the Merger under the Companies Law, the requisite shareholder approval of Acquiror, as the sole shareholder of Merger Sub (such approval being obtained by written resolution or as otherwise permitted under Merger Sub’s articles of association, prior to the Closing Date) (the “Merger Sub Shareholder Approval”), which Merger Sub Shareholder Approval shall be obtained by Merger Sub immediately following execution of this Agreement, no other corporate proceeding on the part of Acquiror or Merger Sub is necessary to authorize this Agreement or such ancillary agreements or Acquiror’s performance hereunder or thereunder. This Agreement has been, and each such ancillary agreement will be, duly and validly executed and delivered by each of Acquiror and Merger Sub and, assuming due authorization and execution by each other party hereto and thereto, this Agreement constitutes, and each such ancillary agreement will constitute, a legal, valid and binding obligation of each of Acquiror and Merger Sub, enforceable against Acquiror and Merger Sub in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity.

(b) The affirmative vote of holders of a majority of the outstanding shares of Acquiror Pre-Transaction Common Stock entitled to vote at the Acquiror Meeting shall be required to approve each of the Transaction Proposal, the Issuance Proposal, the Director Election Proposal, the Amendment Proposal and the Equity Plan Proposal, in each case, assuming a quorum is present, and such votes are the only votes of any of Acquiror’s capital stock necessary in connection with the entry into this Agreement by Acquiror, and the consummation of the transactions contemplated hereby, including the Closing (the approval by Acquiror Stockholders of all of the foregoing, collectively, the “Acquiror Stockholder Approval”).

(c) At a meeting duly called and held, the Acquiror Board has unanimously: (i) determined that this Agreement and the transactions contemplated hereby are fair to and in the best interests of Acquiror’s stockholders; (ii) determined that the fair market value of the Company is equal to at least eighty percent (80%) of the amount held in the Trust Account (less any deferred underwriting commissions and taxes payable on interest earned) as of the date hereof; (iii) approved the transactions contemplated by this Agreement as a Business Combination; and (iv) subject to Section 8.04, resolved to recommend to the Acquiror Stockholders approval of the transactions contemplated by this Agreement (such recommendation, the “Acquiror Board Recommendation”).

5.03 No Conflict. The execution, delivery and performance of this Agreement by Acquiror and Merger Sub and, upon receipt of the Acquiror Stockholder Approval, the consummation of the transactions contemplated hereby do not and will not (a) conflict with or violate any provision of, or result in the breach of the Acquiror Organizational Documents or any organizational documents of any Subsidiaries of Acquiror (including Merger Sub), (b) conflict with or result in any violation of any provision of any Law, Permit or Governmental Order applicable to Acquiror or Merger Sub or any of their respective properties or assets, (c) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with or without notice or lapse of time or both, would constitute a default) under, or result in the termination or acceleration of, or a right of termination, cancellation, modification, acceleration or amendment under, or accelerate the performance required by, or result in the acceleration or trigger of any payment, posting of collateral (or right to require the posting of collateral), time of payment, vesting or increase in the amount of any compensation or benefit payable pursuant to, any of the terms, conditions or provisions of any Contract to which Acquiror or any of its Subsidiaries (including Merger Sub) is a party or by which any of them or any of their respective assets or properties may be bound or affected or (d) result in the creation of any Lien upon any of the properties or assets of Acquiror or any of its Subsidiaries (including Merger Sub), except (in the case of clauses (b), (c) or (d) above) for such violations, conflicts, breaches or defaults which would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of Acquiror or Merger Sub to enter into and perform their respective obligations under this Agreement.

5.04 Litigation and Proceedings. There are no pending or, to the knowledge of Acquiror, threatened Actions against Acquiror or Merger Sub, or, to the knowledge of Acquiror, any of their respective directors, managers, officers or employees (in their capacity as such) or otherwise affecting Acquiror or Merger Sub or their respective assets, including any condemnation or similar proceedings, that, if determined adversely, would, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of Acquiror or Merger Sub to enter into and perform their respective obligations under this Agreement. There is no unsatisfied judgment or open injunction binding upon Acquiror or Merger Sub that would, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of Acquiror or Merger Sub to enter into and perform their respective obligations under this Agreement.

5.05 Governmental Authorities; Consents. Subject to receipt of the Acquiror Stockholder Approval, no consent, approval or authorization of, or designation, declaration or filing with, any Governmental Authority is required on the part of Acquiror or Merger Sub with respect to Acquiror’s or Merger Sub’s execution or delivery of this Agreement or the consummation of the transactions contemplated hereby, except for applicable requirements of the HSR Act, Securities Laws, the Companies Law and the Nasdaq.

5.06 Financial Ability; Trust Account.

(a) As of July 27, 2020, there was at least $200,000,000 invested in a trust account at Morgan Stanley (the “Trust Account”), maintained by Continental Stock Transfer & Trust Company, a New York limited liability trust company, acting as trustee (the “Trustee”), pursuant to the Investment Management Trust Agreement, dated July 21, 2020, by and between Acquiror and the Trustee (the “Trust Agreement”). Prior to the Closing, none of the funds held in the Trust Account may be released except in accordance with the Trust Agreement, the Acquiror Organizational Documents and Acquiror’s final prospectus dated July 22, 2020. Amounts in the Trust Account are invested in United States Government securities or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act of 1940, as amended. Acquiror has performed all material obligations required to be performed by it to date under, and is not in material default or breach under or materially delinquent in performance or any other respect (claimed or actual) in connection with, the Trust Agreement, and no event has occurred that, with or without notice or lapse of time or both, would constitute such a default or breach thereunder. As of the date hereof, there are no claims or proceedings pending with respect to the Trust Account. Since July 21, 2020 through the date hereof, Acquiror has not released any money from the Trust Account (other than interest income earned on the principal held in the Trust Account as permitted by the Trust Agreement). As of the Effective Time, the obligations of Acquiror to dissolve or liquidate pursuant to the Acquiror Organizational Documents shall terminate, and as of the Effective Time, Acquiror shall have no obligation whatsoever pursuant to the Acquiror Organizational Documents to dissolve and liquidate the assets of Acquiror by reason of the consummation of the transactions contemplated hereby. To Acquiror’s knowledge, as of the date hereof, following the Effective Time, no Acquiror Stockholder shall be entitled to receive any amount from the Trust Account except to the extent such Acquiror Stockholder is a Redeeming Stockholder. There are no separate Contracts, side letters or other arrangements or understandings (whether written or unwritten, express or implied) that would cause the description of the Trust Agreement in the SEC Reports to be inaccurate or that would entitle any Person (other than a shareholder of Acquiror holding Acquiror Pre-Transaction Common Stock originally sold in Acquiror’s initial public offering who shall have elected to redeem their shares of Acquiror Pre-Transaction Common Stock pursuant to the Acquiror Organizational Documents and the underwriters of Acquiror’s initial public offering with respect to deferred underwriting commissions) to any portion of the proceeds in the Trust Account.

(b) As of the date hereof, assuming the accuracy of the representations and warranties of the Company contained herein and the compliance by the Company with its obligations hereunder, neither Acquiror nor Merger Sub has any reason to believe that any of the conditions to the use of funds in the Trust Account will not be satisfied or funds available in the Trust Account will not be available to Acquiror and Merger Sub on the Closing Date.

(c) As of the date hereof, neither Acquiror nor Merger Sub has, or has any present intention, agreement, arrangement or understanding to enter into or incur, any obligations with respect to or under any Indebtedness.

5.07 Brokers’ Fees. Except fees described on Schedule 5.07 (including the amounts owed with respect thereto), no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by this Agreement based upon arrangements made by Acquiror, Merger Sub or any of their respective Affiliates, including the Sponsor.

5.08 SEC Reports; Financial Statements; Sarbanes-Oxley Act; Undisclosed Liabilities.

(a) Acquiror has filed in a timely manner all required registration statements, reports, schedules, forms, statements and other documents required to be filed by it with the SEC since July 21, 2020 (collectively, as they have been amended since the time of their filing and including all exhibits thereto, the “SEC Reports”). None of the SEC Reports, as of their respective dates (or, if amended or superseded by a filing prior to the date of this Agreement or the Closing Date, then on the date of such filing), contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. The audited financial statements and unaudited interim financial statements (including, in each case, the notes and schedules thereto) included in the SEC Reports complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto, were prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto and except with respect to unaudited statements as permitted by Form 10-Q of the SEC) and fairly present (subject, in the case of the unaudited interim financial statements included therein, to normal year-end adjustments and the absence of complete footnotes) in all material respects the financial position of Acquiror as of the respective dates thereof and the results of its operations and cash flows for the respective periods then ended.

(b) Acquiror has established and maintains disclosure controls and procedures (as defined in Rule 13a-15 under the Exchange Act). Such disclosure controls and procedures are designed to ensure that material information relating to Acquiror is made known to Acquiror’s principal executive officer and its principal financial officer, particularly during the periods in which the periodic reports required under the Exchange Act are being prepared. To the knowledge of Acquiror, such disclosure controls and procedures are effective in timely alerting Acquiror’s principal executive officer and principal financial officer to material information required to be included in Acquiror’s periodic reports required under the Exchange Act.

(c) Acquiror has established and maintained a system of internal controls. Such internal controls are sufficient to provide reasonable assurance regarding the reliability of Acquiror’s financial reporting and the preparation of Acquiror’s financial statements for external purposes in accordance with GAAP.

(d) There are no outstanding loans or other extensions of credit made by Acquiror to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of Acquiror. Acquiror has not taken any action prohibited by Section 402 of the Sarbanes-Oxley Act.

(e) Neither Acquiror (including any employee thereof) nor Acquiror’s independent auditors has identified or been made aware of (i) any significant deficiency or material weakness in the system of internal accounting controls utilized by Acquiror, (ii) any fraud, whether or not material, that involves Acquiror’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by Acquiror or (iii) any claim or allegation regarding any of the foregoing.

(f) As of the date hereof, there are no outstanding SEC comments from the SEC with respect to the SEC Reports. To the knowledge of Acquiror, none of the SEC Reports filed on or prior to the date hereof is subject to ongoing SEC review or investigation as of the date hereof.

5.09 Business Activities; Absence of Changes.

(a) Since its respective incorporation, neither Acquiror nor Merger Sub has conducted any business activities other than activities directed toward the accomplishment of a Business Combination. Except as set forth in the Acquiror Organizational Documents, there is no agreement, commitment or Governmental Order binding upon Acquiror or Merger Sub or to which Acquiror or Merger Sub is a party that has or would reasonably be expected to have the effect of prohibiting or impairing any business practice of Acquiror or Merger Sub or any acquisition of property by Acquiror or Merger Sub or the conduct of business by Acquiror or Merger Sub as currently conducted or as contemplated to be conducted as of the Closing, other than such effects, individually or in the aggregate, which have not had and would not reasonably be expected to have a material adverse effect on the ability of Acquiror or Merger Sub to enter into and perform their respective obligations under this Agreement.

(b) Except for Merger Sub, Acquiror does not own or have a right to acquire, directly or indirectly, any interest or investment (whether equity or debt) in any corporation, partnership, joint venture, business, trust or other entity. Except for this Agreement, the Contracts expressly contemplated hereby and the Transactions, Acquiror has no interests, rights, obligations or liabilities with respect to, and is not party to or bound by, and does not have its assets or property subject to, in each case, whether directly or indirectly, any Contract or transaction that is, or could reasonably be interpreted as constituting, a Business Combination. Except for the transactions contemplated herein, Merger Sub does not own or have a right to acquire, directly or indirectly, any interest or investment (whether equity or debt) in any corporation, partnership, joint venture, business, trust or other entity.

(c) Merger Sub was formed solely for the purpose of effecting the transactions contemplated by this Agreement and has not engaged in any business activities or conducted any operations other than in connection with the transactions contemplated hereby and has no, and at all times prior to the Effective Time except as expressly contemplated by this Agreement will have no, assets, liabilities or obligations of any kind or nature whatsoever other than those incident to its formation.

(d) As of the date hereof and except for this Agreement and the Contracts expressly contemplated hereby or as set forth on Schedule 5.09(d), neither Acquiror nor Merger Sub is party to any Contract with any other Person that would require payments by Acquiror or any of its Subsidiaries after the date hereof in excess of $50,000 in the aggregate with respect to any individual Contract (other than this Agreement and the Contracts expressly contemplated hereby and Contracts set forth on Schedule 5.09(d)).

(e) As of the date hereof, there is no liability, debt or obligation of Acquiror or Merger Sub that would be required to be set forth or reserved for on a consolidated balance sheet of Acquiror and Merger Sub (and the notes thereto) prepared in accordance with GAAP consistently applied and in accordance with past practice, except for liabilities, debts or obligations (i) reflected or reserved for on Acquiror’s consolidated balance sheet as of July 24, 2020 as reported on Form 8-K or disclosed in the notes thereto (other than any such liabilities not reflected, reserved or disclosed as are not and would not be, in the aggregate, material to Acquiror and its Subsidiaries, taken as a whole), (ii) that have arisen since the date of Acquiror’s consolidated balance sheet as of July 24, 2020 as reported on Form 8-K in the ordinary course of the operation of business of Acquiror and its Subsidiaries, (iii) disclosed in the Schedules, including Schedule 5.09(d) and Schedule 5.09(e), or (iv) for professional fees and other Outstanding Acquiror Expenses, including with respect to legal and accounting advisors incurred by the Acquiror or its Subsidiaries in connection with the Transactions.

(f) Neither Acquiror nor Merger Sub has any material Indebtedness.

(g) Since the incorporation of Acquiror, there has not been any event or occurrence that has had, or would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of Acquiror or Merger Sub to enter into and perform their obligations under this Agreement.

5.10 Form S-4 and Proxy Statement/Prospectus. On the SEC Clearance Date, the Form S-4, and when first filed in accordance with Rule 424(b) and/or filed pursuant to Section 14A of the Exchange Act, the Proxy Statement/Prospectus (or any amendment or supplement thereto), shall comply in all material respects with the applicable requirements of the Securities Act and the Exchange Act. On the SEC Clearance Date, the Form S-4 will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading. On the date of any filing pursuant to Rule 424(b), on the date the Proxy Statement/Prospectus is first mailed to Acquiror’s stockholders, and at the time of the Acquiror Meeting, the Proxy Statement/Prospectus (together with any amendments or supplements thereto) will not include any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that Acquiror makes no representations or warranties as to the information contained in or omitted from the Form S-4 or the Proxy Statement/Prospectus in reliance upon and in conformity with information furnished in writing to Acquiror by or on behalf of the Company specifically for inclusion in the Form S-4 or the Proxy Statement/Prospectus.

5.11 No Outside Reliance. Notwithstanding anything contained in this Article V or any other provision hereof, each of Acquiror and Merger Sub, and each of their respective directors, officers, employees, stockholders, partners, members and representatives, acknowledges and agrees that each of Acquiror and Merger Sub has made its own investigation of the Company and that neither the Company nor any of its Affiliates, agents or representatives is making any representation or warranty whatsoever, express or implied, beyond those expressly given by the Company in Article IV, including any implied warranty or representation as to condition, merchantability, suitability or fitness for a particular purpose or trade as to any of the assets of the Company or its Subsidiaries. Without limiting the generality of the foregoing, it is understood that any cost estimates, financial or other projections or other predictions that may be contained or referred to in the Schedules or elsewhere, as well as any information, documents or other materials (including any such materials contained in any “data room” (whether or not accessed by Acquiror or its representatives) or reviewed by Acquiror pursuant to the Confidentiality Agreement) or management presentations that have been or shall hereafter be provided to Acquiror or any of its Affiliates, agents or representatives are not and will not be deemed to be representations or warranties of the Company, and no representation or warranty is made as to the accuracy or completeness of any of the foregoing except as may be expressly set forth in Article IV of this Agreement. Except as otherwise expressly set forth in this Agreement, each of Acquiror and Merger Sub understands and agrees that any assets, properties and business of the Company and its Subsidiaries are furnished “as is”, “where is” and, except as otherwise provided in the representations and warranties contained in Article IV or any certificate delivered in accordance with Section 9.02(c), with all faults and without any other representation or warranty of any nature whatsoever.

5.12 Tax Matters.

(a) All material Tax Returns required by Law to be filed by Acquiror and its Subsidiaries have been timely filed, and all such Tax Returns are true, correct and complete in all material respects.

(b) All material amounts of Taxes due and owing by Acquiror and its Subsidiaries have been paid.

(c) Each of Acquiror and its Subsidiaries has (i) withheld all material amounts required to have been withheld by it in connection with amounts paid or owed to any employee, independent contractor, creditor, shareholder or any other third party, (ii) remitted, or will remit on a timely basis, such amounts to the appropriate Governmental Authority and (iii) complied in all material respects with applicable Law with respect to Tax withholding.

(d) There are no material written Tax deficiencies outstanding, proposed or assessed against Acquiror or any of its Subsidiaries, nor has Acquiror or any of its Subsidiaries executed any agreements extending or waiving the statute of limitations on or extending or waiving the period for the assessment or collection of any material Tax, and no written request for any such waiver or extension is currently pending.

(e) Neither Acquiror nor its Subsidiaries is engaged in any material audit or other administrative proceeding with a taxing authority or any judicial proceeding with respect to Taxes. Neither Acquiror nor its Subsidiaries has received any written notice from a taxing authority of a dispute or claim with respect to a material amount of Taxes, other than disputes or claims that have since been resolved, and to the knowledge of Acquiror, no such claims have been threatened.

(f) Neither Acquiror nor any of its Subsidiaries has requested or entered into a closing agreement, private letter ruling, technical advice memorandum, advance pricing agreement or similar agreement with any taxing authority that could reasonably be expected to affect the Taxes of Acquiror or any of its Subsidiaries after the Closing Date. Neither the Acquiror nor any of its Subsidiaries will be subject to any recapture, clawback, termination or similar adverse consequence with respect to any Tax incentive, holiday, credits or other Tax reduction, deferral or abatement arrangement (excluding, for the avoidance of doubt, any net operating loss) as a result of the Merger.

(g) Neither Acquiror nor its Subsidiaries (or any predecessor thereof) has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code (or so much of Section 356 of the Code as relates to Section 355 of the Code) in the prior two years.

(h) There are no Liens with respect to Taxes on any of the assets of Acquiror or its Subsidiaries, other than Permitted Liens.

(i) Neither Acquiror nor its Subsidiaries has been a party to any “reportable transaction” within the meaning of Treasury Regulation Section 1.6011-4(b).

(j) No written claim has been made, and to the knowledge of Acquiror, no oral claim has been made by any Governmental Authority in a jurisdiction where Acquiror or any of its Subsidiaries does not file a Tax Return that such entity is or may be subject to Taxes by that jurisdiction in respect of Taxes that would be the subject of such Tax Return.

(k) Neither Acquiror nor its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting for a taxable period (or portion thereof) ending on or prior to the Closing Date and made prior to the Closing or use of an improper method of accounting prior to the Closing; (ii) any written agreement with a Governmental Authority executed prior to the Closing; (iii) installment sale or open transaction disposition made prior to the Closing; or (iv) prepaid amount received prior to the Closing outside of the ordinary course of business.

(l) Neither Acquiror nor any of its Subsidiaries (i) has been a member of an affiliated, consolidated, combined or unitary group filing for U.S. federal, state or local income Tax purposes, other than a group the common parent of which was and is the Acquiror or any of its Subsidiaries or (ii) except pursuant to customary commercial provisions in a Commercial Contract, has any liability for the Taxes of any Person (other than the Company or its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law) or as a transferee or successor, by Contract or otherwise.

(m) Neither Acquiror nor any of its Subsidiaries is a party to, or bound by, or has any obligation to any Governmental Authority or other Person under any Tax allocation, Tax sharing, or Tax indemnification agreements, other than pursuant to customary commercial provisions in a Commercial Contract. Neither the Acquiror nor its Subsidiaries has granted a power of attorney which is currently in force with respect to any material Taxes or material Tax Returns.

(n) No amount or benefit that could be, or has been, received (whether in cash or property or the vesting of property or the cancellation of indebtedness) by any current or former employee, officer or director of Acquiror or any Subsidiary of Acquiror who is a “disqualified individual” within the meaning of Section 280G of the Code could reasonably be expected to be characterized as an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code) as a result of the consummation of the transactions contemplated by this Agreement.

(o) Neither Acquiror nor any of its Subsidiaries has taken or agreed to take any action not contemplated by this Agreement and/or any related ancillary documents that could reasonably be expected to prevent the Merger from qualifying for the Intended Tax Treatment. Neither Acquiror nor any of its Subsidiaries has any knowledge of any fact or circumstance that could reasonably be expected to prevent the Merger from qualifying for the Intended Tax Treatment.

5.13 Capitalization.

(a) The authorized capital stock of Acquiror consists of (i) 1,000,000 shares of preferred stock, of which no shares are issued and outstanding as of the date hereof, (ii) 50,000,000 shares of Acquiror Pre-Transaction Common Stock, of which 29,516,511 shares are issued and outstanding as of the date hereof, (iii) 22,977,568 Acquiror Warrants issued and outstanding as of the date hereof and (iv) 594,551 Sponsor Warrants issued and outstanding as of the date hereof. All of the issued and outstanding shares of Acquiror Pre-Transaction Common Stock and all of the issued and outstanding Acquiror Warrants and Sponsor Warrants (i) have been duly authorized and validly issued and are fully paid and nonassessable, (ii) were issued in compliance in all material respects with applicable Law, (iii) were not issued in breach or violation of any preemptive rights or Contract and (iv) are fully vested and not otherwise subject to a substantial risk of forfeiture within the meaning of Code Section 83, except as disclosed in the SEC Reports with respect to certain Acquiror Pre-Transaction Common Stock held by the Sponsor.

(b) Except for the Acquiror Warrants, as of the date hereof, there are (i) no subscriptions, calls, options, warrants, rights or other securities convertible into or exchangeable or exercisable for shares of Acquiror Pre-Transaction Common Stock or the equity interests of Acquiror, or any other Contracts to which Acquiror is a party or by which Acquiror is bound obligating Acquiror to issue or sell any shares of capital stock of, other equity interests in or debt securities of, Acquiror, and (ii) no equity equivalents, stock appreciation rights, phantom stock ownership interests or similar rights in Acquiror. Except as disclosed in the SEC Reports or in the Acquiror Organizational Documents, there are no outstanding contractual obligations of Acquiror to repurchase, redeem or otherwise acquire any securities or equity interests of Acquiror. There are no outstanding bonds, debentures, notes or other Indebtedness of Acquiror having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter for which the Acquiror Stockholders may vote. Except as disclosed in the SEC Reports, Acquiror is not a party to any stockholders agreement, voting agreement or registration rights agreement relating to Acquiror Pre-Transaction Common Stock or any other equity interests of Acquiror.

(c) The authorized equity interests of Merger Sub consist of 50,000 ordinary shares, with a nominal or par value of US$1.00 each, of which one share is issued and outstanding and owned by Acquiror as of the date of this Agreement. Such issued and outstanding share (i) has been duly authorized and validly issued and is fully paid and nonassessable, (ii) was issued in compliance in all material respects with applicable Law and (iii) was not issued in breach or violation of any preemptive rights or Contract. Except for this Agreement and the Transactions, there are (A) no subscriptions, calls, options, warrants, rights or other securities convertible into or exchangeable or exercisable for equity interests of Merger Sub, or any other Contracts to which Merger Sub is a party or by which Merger Sub is bound obligating Merger Sub to issue or sell any shares of capital stock of, other equity interests in or debt securities of, Merger Sub, and (B) no equity equivalents, stock appreciation rights, phantom stock ownership interests or similar rights in Merger Sub. There are no outstanding contractual obligations of Merger Sub to repurchase, redeem or otherwise acquire any securities or equity interests of Merger Sub. There are no outstanding bonds, debentures, notes or other indebtedness of Merger Sub having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter for which Merger Sub’s stockholders may vote. Except for this Agreement and the transactions contemplated hereby, Merger Sub is not a party to any stockholders agreement, voting agreement or registration rights agreement relating to the common stock or any other equity interests of Merger Sub.

5.14 Nasdaq Stock Market Quotation. The issued and outstanding shares of Acquiror Pre-Transaction Common Stock are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on the Nasdaq under the symbol “PSAC”. The issued and outstanding Acquiror Warrants are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on the Nasdaq under the symbol “PSACW”. The issued and outstanding Acquiror Units are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on the Nasdaq under the symbol “PSACU”. Except as set forth on Schedule 5.14, Acquiror is in compliance with the rules of the Nasdaq and there is no action or proceeding pending or, to the knowledge of Acquiror, threatened against Acquiror by the Nasdaq or the SEC with respect to any intention by such entity to deregister the Acquiror Pre-Transaction Common Stock, Acquiror Warrants or Acquiror Units or terminate the listing of Acquiror Pre-Transaction Common Stock, Acquiror Warrants or Acquiror Units on the Nasdaq. None of Acquiror, Merger Sub or their respective Affiliates has taken any action in an attempt to terminate the registration of the Acquiror Pre-Transaction Common Stock, Acquiror Warrants or Acquiror Units under the Exchange Act except as contemplated by this Agreement.

Article VI
COVENANTS OF THE COMPANY

6.01 Conduct of Business. From the date of this Agreement until the earlier of the Closing Date and the termination of this Agreement in accordance with its terms (the “Interim Period”), the Company shall, and shall cause its Subsidiaries to, except as expressly contemplated by this Agreement, as consented to by Acquiror in writing (which consent shall not be unreasonably conditioned, withheld, delayed or denied), or as required by applicable Laws or to comply with any applicable COVID-19 Measures, use commercially reasonable efforts to operate its business in the ordinary course consistent with past practice, to preserve the goodwill and present business relationships (contractual or otherwise) with all customers, suppliers and others having material business relationships with it and to keep available the services of its current officers and key employees. Without limiting the generality of the foregoing, except as set forth on Schedule 6.01, as consented to by Acquiror in writing (which consent shall not be unreasonably conditioned, withheld, delayed or denied) or as required by applicable Law or to comply with any COVID-19 Measures, the Company shall not, and the Company shall cause its Subsidiaries not to, during the Interim Period, except as otherwise contemplated by this Agreement:

(a) change or amend the articles of association, memorandum of association, bylaws or other organizational documents of the Company or any of its Subsidiaries, other than immaterial changes;

(b) (i) make, declare or pay any dividend or distribution to the Company Shareholders, (ii) effect any recapitalization, reclassification, split or other change in its capitalization, (iii) authorize for issuance, issue, sell, transfer, pledge, encumber, dispose of or deliver any additional share capital or securities convertible into or exchangeable for share capital, or issue, sell, transfer, pledge, encumber or grant any right, option or other commitment for the issuance of shares, or split, combine or reclassify any shares, other than pursuant to the exercise or granting of Company Options in the ordinary course of business consistent with past practice or pursuant to the exercise of Company Warrants or in connection with the conversion of Pre-A Convertible Debt, or (iv) repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any shares or other equity interests other than repurchases of shares pursuant to the terms of the Company’s Equity Incentive Plan or Special Talent Incentive Plan;

(c) enter into, assume, assign, partially or completely amend or modify any material term of or terminate (excluding any expiration in accordance with its terms) any Contract of a type required to be listed on Schedule 4.12(a), any Real Estate Lease Document (excluding the exercise of any extension options as, and pursuant to the terms, set forth therein) or any collective bargaining or similar agreement (including agreements with works councils and trade unions and side letters) to which the Company or any of its Subsidiaries is a party or by which it is bound, other than entry into such agreements in the ordinary course of business consistent with past practice or as required by Law;

(d) sell, transfer, lease, license, pledge or otherwise encumber, abandon, cancel or convey or dispose of any assets, properties or business of the Company or any of its Subsidiaries, except for sales or dispositions of obsolete or worthless assets or sales of items or materials in an amount not in excess of $1,000,000 in the aggregate, other than sales or leases of assets to customers in the ordinary course of business or as set forth in clauses (f)(A)-(C) below;

(e) (I) except as otherwise required by Law or existing Company Benefit Plans, policies or Contracts of the Company or its Subsidiaries in effect on the date of this Agreement, (i) grant any material increase in compensation, benefits or severance to any employee or manager of the Company or its Subsidiaries, except in the ordinary course of business consistent with past practice for any employee of the Company with annual base compensation less than $250,000 or in connection with promotion of an employee in the ordinary course, (ii) adopt, enter into or materially amend any Company Benefit Plan other than in the ordinary course of business with respect to annual renewals, (iii) grant or provide any material bonus, severance or termination payments or benefits to any employee or director of the Company or its Subsidiaries, except in connection with the promotion, hiring or firing of any employee (to the extent permitted by clause (iv) of this paragraph) in the ordinary course of business consistent with past practice, or (iv) hire any employee of the Company or its Subsidiaries or any other individual who is providing or will provide services to the Company or its Subsidiaries other than any employee or other service provider with annual base compensation of less than $250,000 in the ordinary course of business consistent with past practice or (II) enter into any Contract or take any action that would cause an increase to the Aggregate Bonus Amount;

(f) (i) fail to maintain its existence, (ii) acquire by merger or consolidation with, or merge or consolidate with, or purchase substantially all of the assets of or a controlling equity interest in, any corporation, partnership, association, joint venture or other business organization or division thereof, (iii) make any acquisition of any assets, business, equity interests or other properties in excess of $1,000,000 individually or $5,000,000 in the aggregate, (iv) sell, transfer, license, assign, fail to maintain or otherwise dispose of or encumber any of the material assets or Intellectual Property pertaining to the business of the Company or any of its Subsidiaries with a value in excess of $1,000,000, or acquire any assets in excess of $1,000,000, other than (A) non-exclusive licenses of Intellectual Property granted in the ordinary course of business, (B) assignments of Intellectual Property developed in the course of providing engineering, development or similar services to any Subsidiary or customer of the Company and (C) the expiration of Intellectual Property in accordance with the applicable statutory term, or (v) adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries (other than the Transactions);

(g) make any capital expenditures (or commitment to make any capital expenditures) that in the aggregate exceed $4,000,000, other than any capital expenditure (or series of related capital expenditures) consistent in all material respects with the Company’s annual capital expenditure budget for periods following the date hereof, made available to Acquiror;

(h) make any loans or advances to any Person, except for advances to employees or officers of the Company or any of its Subsidiaries in the ordinary course of business consistent with past practice;

(i) make or change any material Tax election or adopt or change any material Tax accounting method, file any amendment to any income Tax Return or other material Tax Return, enter into any agreement with a Governmental Authority with respect to Taxes, settle or compromise any claim or assessment in respect of material Taxes, consent to any extension or waiver of the statutory period of limitations applicable to any claim or assessment in respect of a material amount of Taxes, or enter into any Tax sharing or similar agreement, in each case if such election, change, amendment, agreement, settlement, consent or other action could, individually or in the aggregate, have the effect of materially increasing the present or future Tax liability or materially decreasing any present or future Tax asset of Acquiror and its Affiliates (including the Company and its Subsidiaries) after the Closing;

(j) take any action, or knowingly fail to take any action, which action or failure to act prevents or impedes, or could reasonably be expected to prevent or impede, the Intended Tax Treatment;

(k) enter into any agreement that materially restricts the ability of the Company or any of its Subsidiaries to engage or compete in any line of business, or enter into any agreement that materially restricts the ability of the Company or any of its Subsidiaries to enter into a new line of business;

(l) enter into, renew or amend in any material respect any Affiliate Agreement;

(m) waive, release, compromise, settle or satisfy any pending or threatened Action or compromise or settle any liability, other than in the ordinary course of business or that otherwise do not exceed $1,000,000 individually or $4,000,000 in the aggregate;

(n) (i) incur, guarantee or otherwise become liable for (whether directly, contingently or otherwise) any Indebtedness exceeding $5,000,000 in the aggregate (other than the Additional Bridge Loan), (ii) amend, restate or modify any terms of or any agreement with respect to any outstanding Indebtedness except with respect to any Company Converting Debtholder or (iii) repay any Indebtedness with funds received from any Additional Bridge Loan;

(o) make any change in financial accounting methods, principles or practices materially affecting the reported consolidated assets, liabilities or results of operations of the Company and its Subsidiaries, except insofar as may have been required by a change in GAAP or Law;

(p) voluntarily fail to maintain, cancel or materially change coverage under any insurance policy in form and amount equivalent in all material respects to the insurance coverage maintained with respect to the Company and its Subsidiaries and their assets and properties as of the date hereof;

(q) except as required by Law, take any action that would reasonably be expected to materially impair, materially delay or prevent the Transactions; and

(r) enter into any agreement to do any action prohibited under this Section 6.01.

6.02 Inspection. Subject to confidentiality obligations and similar restrictions that may be applicable to information furnished to the Company or its Subsidiaries by third parties that may be in the Company’s or its Subsidiaries’ possession from time to time, subject to applicable Law or to comply with COVID-19 Measures, and except for any information that would be reasonably likely to result in the loss of attorney-client privilege or other privilege from disclosure, the Company shall, and shall cause its Subsidiaries to, afford to Acquiror and its Representatives reasonable access during the Interim Period, during normal business hours and with reasonable advance notice, in such manner as to not interfere with the normal operation of the Company and its Subsidiaries, to all of their respective properties, books, Contracts, commitments, Tax Returns, records and appropriate officers and employees of the Company and its Subsidiaries, and shall furnish such Representatives with all financial and operating data and other information concerning the affairs of the Company and its Subsidiaries that are in the possession of the Company or its Subsidiaries as such Representatives may reasonably request. The parties hereto shall use commercially reasonable efforts to make alternative arrangements for such disclosure where the restrictions in the preceding sentence apply. All information obtained by Acquiror and Merger Sub under this Agreement shall be subject to the Confidentiality Agreement prior to the Effective Time.

6.03 HSR Act and Regulatory Approvals. In connection with the transactions contemplated by this Agreement, the Company shall (and, to the extent required, shall cause its Affiliates to) comply promptly, but in no event later than ten (10) Business Days after the date hereof, with the notification and reporting requirements of the HSR Act. The Company shall (i) substantially comply with any Information or Document Requests and (ii) request early termination of any waiting period under the HSR Act. The Company shall promptly furnish to Acquiror copies of any notices or written communications received by the Company or any of its Affiliates from any third party or any Governmental Authority with respect to the transactions contemplated by this Agreement, and the Company shall permit counsel to Acquiror an opportunity to review in advance, and the Company shall consider in good faith the views of such counsel in connection with, any proposed written communications by the Company and/or its Affiliates to any Governmental Authority concerning the transactions contemplated by this Agreement; provided, that the Company shall not extend any waiting period or comparable period under the HSR Act or enter into any agreement with any Governmental Authority without the written consent of Acquiror. The Company agrees to provide, to the extent permitted by the applicable Governmental Authority, Acquiror and its counsel the opportunity, on reasonable advance notice, to participate in any substantive meetings or discussions, either in person or by telephone, between the Company and/or any of its Affiliates, agents or advisors, on the one hand, and any Governmental Authority, on the other hand, concerning or in connection with the transactions contemplated hereby.

6.04 No Acquiror Pre-Transaction Common Stock Transactions. From and after the date hereof until the Effective Time, except as otherwise contemplated by this Agreement, none of the Company, any of its Subsidiaries or controlling Affiliates shall, directly or indirectly, engage in any transactions involving the securities of Acquiror without the prior consent of Acquiror. The Company shall use commercially reasonable efforts to require each of its Subsidiaries and controlling Affiliates to comply with the foregoing sentence.

6.05 No Claim Against the Trust Account. The Company acknowledges that it has read Acquiror’s final prospectus, dated July 21, 2020, and other SEC Reports, the Acquiror Organizational Documents and the Trust

Agreement and understands that Acquiror has established the Trust Account described therein for the benefit of Acquiror’s public stockholders and that disbursements from the Trust Account are available only in the limited circumstances set forth therein. The Company further acknowledges that, if the transactions contemplated by this Agreement or, in the event of termination of this Agreement, another Business Combination are not consummated by April 24, 2022 or such later date as approved by the shareholders of Acquiror to complete a Business Combination, Acquiror will be obligated to return to its stockholders the amounts being held in the Trust Account. Accordingly, the Company, on behalf of itself and its Affiliates, hereby waives any past, present or future claim of any kind against, and any right to access, the Trust Account, any trustee of the Trust Account and Acquiror to collect from the Trust Account any monies that may be owed to them by Acquiror or any of its Affiliates for any reason whatsoever, and will not seek recourse against the Trust Account at any time for any reason whatsoever. This Section 6.05 shall survive the termination of this Agreement for any reason.

6.06 Proxy Solicitation; Other Actions.

(a) The Company agrees to use commercially reasonable efforts to promptly provide Acquiror with such unaudited interim period financial information and audited financial statement information as is required to be included in the Proxy Statement/Prospectus. The Company shall be available to, and the Company and its Subsidiaries shall use reasonable best efforts to make their officers and employees available to, in each case, during normal business hours and upon reasonable advance notice, Acquiror and its counsel in connection with the drafting of the Proxy Statement/Prospectus and responding in a timely manner to comments on the Proxy Statement/Prospectus from the SEC. Without limiting the generality of the foregoing, the Company shall reasonably cooperate with Acquiror in connection with the preparation for inclusion in the Proxy Statement/Prospectus of any required pro forma financial statements in compliance with the requirements of Regulation S-X under the rules and regulations of the SEC (as interpreted by the staff of the SEC).

(b) From and after the date on which the Proxy Statement/Prospectus is mailed to Acquiror’s stockholders, the Company will give Acquiror prompt written notice of any action taken or not taken by the Company or any of its Subsidiaries or of any development regarding the Company or any of its Subsidiaries, in any such case that is known by the Company, that would cause the Proxy Statement/Prospectus to contain an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements, in light of the circumstances under which they were made, not misleading; provided that if any such action shall be taken or fail to be taken or such development shall otherwise occur, Acquiror and the Company shall cooperate fully to cause to promptly be made an amendment or supplement to the Proxy Statement/Prospectus or, to the extent required by Securities Laws, a post-effective amendment to the Form S-4, such that the Form S-4 and the Proxy Statement/Prospectus no longer contain an untrue statement of a material fact or omit to state to state a material fact necessary in order to make the statements, in light of the circumstances under which they were made, not misleading; provided further, however, that no information received by Acquiror pursuant to this Section 6.06 shall operate as a waiver or otherwise affect any representation, warranty or agreement given or made by the party who disclosed such information, and no such information shall be deemed to change, supplement or amend the Schedules.

Foreign Persons. No “foreign person” who, immediately prior to the execution of this Agreement, is not currently a direct or indirect shareholder of the Company will, as a result of the transactions contemplated by this Agreement, (a) have access to any “material non-public technical information”; (b) have the right to appoint any director or observer to the board of the Company, the Company’s parent entities, or any of its U.S. subsidiaries; (c) “control” the Company, the Company’s parent entities, or any of its U.S. subsidiaries; or (d) otherwise have any “involvement” in any “substantive decision-making” of the Company, the Company’s parent entities, or any of its U.S. subsidiaries regarding (i) the use, development, acquisition, safekeeping, or release of “sensitive personal data” of U.S. citizens maintained or collected the Company, the Company’s parent entities, or any of its U.S. subsidiaries; (ii) the use, development, acquisition, or release of “critical technologies”; or (iii) the management, operation, manufacture, or supply of “covered investment critical infrastructure” by the Company, the Company’s parent entities, or any of its U.S. subsidiaries.  For purposes of this subparagraph, all terms in quotation marks shall be defined in accordance with the definitions in 31 C.F.R. Part 800, as may be amended from time to time.

Article VII
COVENANTS OF ACQUIROR AND MERGER SUB

7.01 HSR Act and Regulatory Approvals.

(a) In connection with the transactions contemplated by this Agreement, Acquiror shall (and, to the extent required, shall cause its Affiliates to) comply promptly, but in no event later than ten (10) Business Days after the date hereof, with the notification and reporting requirements of the HSR Act. Acquiror shall substantially comply with any Information or Document Requests.

(b) Acquiror shall request early termination of any waiting period under the HSR Act and exercise its reasonable best efforts to (i) obtain termination or expiration of the waiting period under the HSR Act, (ii) prevent the entry in any Action brought by a Regulatory Consent Authority or any other Person of any Governmental Order that would prohibit, make unlawful or delay the consummation of the transactions contemplated by this Agreement and (iii) if any such Governmental Order is issued in any such Action, cause such Governmental Order to be lifted.

(c) Acquiror shall cooperate in good faith with the Regulatory Consent Authorities and undertake promptly any and all action required to complete lawfully the transactions contemplated by this Agreement as soon as practicable (but in any event prior to the Termination Date) and any and all action reasonably necessary or advisable to avoid, prevent, eliminate or remove the actual or threatened commencement of any proceeding in any forum by or on behalf of any Regulatory Consent Authority or the issuance of any Governmental Order that would delay, enjoin, prevent, restrain or otherwise prohibit the consummation of the Merger.

(d) Acquiror shall promptly furnish to the Company copies of any notices or written communications received by Acquiror or any of its Affiliates from any third party or any Governmental Authority with respect to the transactions contemplated by this Agreement, and Acquiror shall permit counsel to the Company an opportunity to review in advance, and Acquiror shall consider in good faith the views of such counsel in connection with, any proposed written communications by Acquiror and/or its Affiliates to any Governmental Authority concerning the transactions contemplated by this Agreement; provided, that Acquiror shall not extend any waiting period or comparable period under the HSR Act or enter into any agreement with any Governmental Authority without the written consent of the Company. Acquiror agrees to provide the Company and its counsel the opportunity, on reasonable advance notice, to participate in any substantive meetings or discussions, either in person or by telephone, between Acquiror and/or any of its Affiliates, agents or advisors, on the one hand, and any Governmental Authority, on the other hand, concerning or in connection with the transactions contemplated hereby.

(e) Subject to Section 3.11, the Acquiror shall pay all filing fees payable to the Regulatory Consent Authorities in connection with the transactions contemplated by this Agreement; provided that, in the event that Acquiror pays any such filing fees and the Closing does not occur, the Company shall pay to the Acquiror an amount equal to fifty percent (50%) of all such filing fees actually paid by Acquiror unless this Agreement has been terminated pursuant to Section 12.01(c) or Section 12.01(e).

7.02 Indemnification and Insurance.

(a) From and after the Effective Time, Acquiror and the Surviving Company agree that they shall indemnify and hold harmless each present and former director and officer of the Company and Acquiror and each of their respective Subsidiaries against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any Action, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent that the Company, Acquiror or their respective Subsidiaries, as the case may be, would have been permitted under applicable Law and its respective certificate of incorporation, certificate of formation, bylaws, limited liability company agreement or other organizational documents in effect on the date hereof to indemnify such Person (including the advancing of expenses as incurred to the fullest extent permitted under applicable Law). Without limiting the foregoing, Acquiror shall, and shall cause the Surviving Company and its Subsidiaries to, (i) maintain for a period of not less than six (6) years from the Effective Time provisions in its certificate of incorporation, certificate of formation, bylaws, limited liability company agreement or other organizational documents concerning the indemnification and exoneration (including provisions relating to expense advancement) of the Surviving Company’s and its Subsidiaries’ current and former officers and directors that are no less favorable to those Persons than the provisions of the certificate of incorporation, certificate of formation, bylaws, limited liability company agreement or other organizational documents of the Company, Acquiror or their respective Subsidiaries, as applicable, in each case, as of the date hereof and (ii) not amend, repeal or otherwise modify such provisions in any respect that would adversely affect the rights of those Persons thereunder, in each case, except as required by Law. Acquiror shall assume, and be liable for, and shall cause the Surviving Company and its Subsidiaries to honor, each of the covenants in this Section 7.02.

(b) For a period of six (6) years from the Effective Time, Acquiror shall, or shall cause one or more of its Subsidiaries to, maintain in effect directors’ and officers’ liability insurance covering those Persons who are currently covered by the Company’s or its Subsidiaries’ directors’ and officers’ liability insurance policies (true, correct and complete copies of which have been heretofore made available to Acquiror or its Representatives) on terms not less favorable than the terms of such current insurance coverage, except that in no event shall Acquiror or its Subsidiaries be required to pay an annual premium for such insurance in excess of three hundred percent (300%) of the aggregate of the last annual premiums paid or payable by the Company and its Subsidiaries for such insurance policies; provided, however, that (i) Acquiror may cause coverage to be extended under such current directors’ and officers’ liability insurance by obtaining a six (6)-year “tail” policy containing terms not materially less favorable than the terms of such current insurance coverage with respect to claims existing or occurring at or prior to the Effective Time and (ii) if any claim is asserted or made within such six (6)-year period, any insurance required to be maintained under this Section 7.02 shall be continued in respect of such claim until the final disposition thereof.

(c) Notwithstanding anything contained in this Agreement to the contrary, this Section 7.02 shall survive the consummation of the Merger indefinitely and shall be binding, jointly and severally, on Acquiror and the Surviving Company and all successors and assigns of Acquiror and the Surviving Company. In the event that Acquiror or the Surviving Company or any of their respective successors or assigns consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, Acquiror and the Surviving Company shall ensure that proper provision shall be made so that the successors and assigns of Acquiror or the Surviving Company, as the case may be, shall succeed to the obligations set forth in this Section 7.02.

7.03 Conduct of Acquiror During the Interim Period.

(a) During the Interim Period, except as set forth on Schedule 7.03 or as contemplated by this Agreement or as consented to by the Company in writing (which consent shall not be unreasonably conditioned, withheld, delayed or denied), each of Acquiror and Merger Sub shall not, and each shall not permit any of its Subsidiaries to:

(i) change, modify or amend the Trust Agreement, the Acquiror Organizational Documents or the memorandum of association or the articles of association of Merger Sub;

(ii) (A) declare, set aside or pay any dividends on, or make any other distribution in respect of any outstanding capital stock of, or other equity interests in, Acquiror or Merger Sub; (B) split, combine or reclassify any capital stock of, or other equity interests in, Acquiror or Merger Sub; or (C) other than in connection with the Offer or as otherwise required by Acquiror’s Organizational Documents in order to consummate the transactions contemplated hereby, repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any capital stock of, or other equity interests in, Acquiror or Merger Sub;

(iii) make or change any material Tax election or adopt or change any material Tax accounting method, file any amendment to any income Tax Return or other material Tax Return, enter into any agreement with a Governmental Authority with respect to Taxes, settle or compromise any claim or assessment in respect of material Taxes, consent to any extension or waiver of the statutory period of limitations applicable to any claim or assessment in respect of a material amount of Taxes, or enter into any Tax sharing or similar agreement, in each case if such election, change, amendment, agreement, settlement, consent or other action could, individually or in the aggregate, have the effect of materially increasing the present or future Tax liability or materially decreasing any present or future Tax asset of Acquiror, the Company, the Surviving Company or their respective Affiliates and Subsidiaries after the Closing;

(iv) take any action, or knowingly fail to take any action, which action or failure to act prevents or impedes, or could reasonably be expected to prevent or impede, the Intended Tax Treatment;

(v) other than in connection with any PIPE Investment, enter into, renew or amend in any material respect any transaction or Contract with an Affiliate of Acquiror or Merger Sub (including, for the avoidance of doubt, (x) the Sponsor and (y) any Person in which the Sponsor has a direct or indirect legal, contractual or beneficial ownership interest of five percent (5%) or greater);

(vi) waive, release, compromise, settle or satisfy any pending or threatened material Action or compromise or settle any material liability;

(vii) incur, guarantee or otherwise become liable for (whether directly, contingently or otherwise) any Indebtedness;

(viii) incur, guarantee or otherwise become liable for (whether directly, contingently or otherwise) any material liabilities, debts or obligations, other than such material liabilities, debts or obligations as are (A) expressly contemplated by this Agreement, including those incurred or arising under the Contracts set forth on Schedule 5.07 or Schedule 5.09(d), or (B) incurred in support of the Transactions;

(ix) other than in connection with any PIPE Investment or as may be contemplated by Section 8.08, (A) offer, issue, deliver, grant or sell, or authorize or propose to offer, issue, deliver, grant or sell, any capital stock of, or other equity interests in, Acquiror or Merger Sub or any securities convertible into, or any rights, warrants or options to acquire, any such capital stock or equity interests, other than in connection with the exercise of any Acquiror Warrants outstanding on the date hereof or (B) amend, modify or waive any of the terms or rights set forth in, any Acquiror Warrant or the Acquiror Warrant Agreement, including any amendment, modification or reduction of the warrant price set forth therein; or

(x) except as required by Law, take any action that would reasonably be expected to materially impair, materially delay or prevent the Transactions.

(b) During the Interim Period, each of Acquiror and Merger Sub shall, and shall cause its Subsidiaries to, comply with and continue performing under, as applicable, the Acquiror Organizational Documents, the Trust Agreement, the organizational documents of Merger Sub and all other agreements or Contracts to which Acquiror, Merger Sub or their respective Subsidiaries may be a party.

7.04 Trust Account and Other Closing Payments. Prior to or at the Closing (subject to the satisfaction or waiver of the conditions set forth in Article IX), Acquiror shall make appropriate arrangements to cause the funds in the Trust Account to be disbursed in accordance with the Trust Agreement and the net proceeds of any PIPE Investment, if any, to be applied, in each case, for the following: (a) the redemption of any shares of Acquiror Pre-Transaction Common Stock in connection with the Offer; (b) the payment of the Outstanding Company Expenses, Vendor Trust Expense Deposit Replacement and Outstanding Acquiror Expenses pursuant to Section 3.11; and (c) the balance of the assets in the Trust Account and net proceeds of any PIPE Investment, if any, after payment of the amounts required under the foregoing clauses (a) and (b), to be disbursed to Acquiror or the Surviving Company.

7.05 Director and Officer Appointments. Except as otherwise agreed in writing by the Company and Acquiror prior to the Closing, and conditioned upon the occurrence of the Closing, Acquiror shall take all actions necessary or appropriate to cause (a) all of the members of the Acquiror Board to resign effective as of the Closing, unless such member of the Acquiror Board is included on Schedule 7.05(a), (b) the number of directors constituting the Acquiror Board to be such number as is specified on Schedule 7.05(b) and (c) the individuals set forth on Schedule 7.05(c) to be elected as members of the Acquiror Board, effective as of the Closing. Except as otherwise specified in writing by the Company to Acquiror prior to the Closing, and conditioned upon the occurrence of the Closing, Acquiror and the Acquiror Board shall take all actions necessary or appropriate to cause (i) all of the officers of Acquiror to resign effective as of the Closing and (ii) the individuals set forth on Schedule 7.05(d) to have been appointed as the officers of Acquiror in the positions specified opposite such individual’s names on Schedule 7.05(d), effective as of the Closing. On the Closing Date, Acquiror shall enter into customary indemnification agreements reasonably satisfactory to the Company with the individuals set forth on Schedule 7.05(c) and Schedule 7.05(d), which indemnification agreements shall continue to be effective following the Closing.

7.06 Inspection. Subject to confidentiality obligations and similar restrictions that may be applicable to information furnished to Acquiror or any of its Subsidiaries by third parties that may be in Acquiror’s or its Subsidiaries’ possession from time to time, and except for any information that in the opinion of legal counsel of Acquiror would result in the loss of attorney-client privilege or other privilege from disclosure, Acquiror and Merger Sub shall, and shall cause their Subsidiaries to, afford to the Company and its Representatives reasonable access during the Interim Period, during normal business hours and with reasonable advance notice, to all of their respective properties, books, Contracts, commitments, Tax Returns, records and appropriate officers and employees of Acquiror and Merger Sub and shall furnish such Representatives with all financial and operating data and other information concerning the affairs of Acquiror and Merger Sub that are in the possession of Acquiror or Merger Sub, as such Representatives may reasonably request. The parties hereto shall use commercially reasonable efforts to make alternative arrangements for such disclosure where the restrictions in the preceding sentence apply. All information obtained by the Company and its Representatives under this Agreement shall be subject to the Confidentiality Agreement prior to the Effective Time.

7.07 Stock Exchange Listing. From the date hereof through the Closing, Acquiror shall use reasonable best efforts to ensure that Acquiror remains listed as a public company on, and for shares of Acquiror Pre-Transaction Common Stock and Acquiror Warrants to be listed on, the Nasdaq. From the date hereof through the Closing, Acquiror shall use reasonable best efforts to cause the Acquiror Common Stock to be issued in connection with the Merger and the Acquiror Common Stock underlying the Exchanged Options and Exchanged Warrants to be approved for listing on the Nasdaq as of the Closing Date.

7.08 Acquiror Public Filings. From the date hereof through the Closing, Acquiror will keep current and timely file all reports required to be filed or furnished with the SEC and otherwise comply in all material respects with its reporting obligations under applicable Securities Laws.

7.09 Incentive Equity Plan. Prior to the Closing Date, Acquiror shall approve and adopt a management incentive equity plan in such form as may be reasonably agreed by Acquiror and the Company substantially on the terms set forth on Exhibit K (the “LTIP”), and which plan shall (i) replace the Company Option Plans (such that no new awards will be granted under the Company Option Plans from and after the Closing Date, provided that the Company Option Plans will continue to govern the pre-Closing Date awards granted thereunder) and (ii) provide for an aggregate share reserve thereunder equal to twelve percent (12%) of the number of shares of Acquiror Common Stock on a fully diluted basis at the Closing Date.

7.10 Amendments to Acquiror Organizational Documents. On the Closing Date, Acquiror shall amend and restate, effective as of immediately prior to the Effective Time, its amended and restated certificate of incorporation and bylaws, respectively, in the forms of (a) the Second Amended and Restated Certificate of Incorporation of Acquiror, substantially in the form attached hereto as Exhibit L-1 (the “Acquiror Second A&R Certificate of Incorporation”), which provides, among other things, (i) two classes of Acquiror Common Stock; (ii) an increase in the number of Acquiror’s authorized shares of Acquiror Common Stock; and (iii) the reclassification of each then issued and outstanding share of Acquiror Pre-Transaction Common Stock into one share of Acquiror Class A Common Stock, and (b) the Amended and Restated Bylaws of Acquiror, substantially in the form attached hereto as Exhibit L-2 (the “Acquiror A&R Bylaws”).

7.11 Section 16 Matters. Prior to the Closing, the Acquiror Board, or an appropriate committee of “non-employee directors” (as defined in Rule 16b-3 of the Exchange Act) thereof, shall adopt a resolution consistent with the interpretive guidance of the SEC so that the acquisition of Acquiror Common Stock pursuant to this Agreement and the other agreements contemplated hereby by any person owning securities of the Company who is expected to become a director or officer (as defined under Rule 16a-1(f) under the Exchange Act) of Acquiror following the Closing shall be an exempt transaction for purposes of Section 16(b) of the Exchange Act pursuant to Rule 16b-3 thereunder.

Article VIII
JOINT COVENANTS

8.01 Support of Transaction. Without limiting any covenant contained in Article VI or Article VII, including the obligations of the Company and Acquiror with respect to the notifications, filings, reaffirmations and applications described in Section 6.03 and Section 7.01, respectively, which obligations shall control to the extent of any conflict with the succeeding provisions of this Section 8.01, Acquiror and the Company shall each, and shall each cause their respective Subsidiaries to: (a) use reasonable best efforts to assemble, prepare and file any information (and, as needed, to supplement such information) as may be reasonably necessary to obtain as promptly as practicable all governmental and regulatory consents required to be obtained in connection with the Transactions; (b) use reasonable best efforts to obtain all material consents and approvals of third parties that any of Acquiror, the Company or their respective Affiliates are required to obtain in order to consummate the Transactions, including any required approvals of parties to material Contracts with the Company or its Subsidiaries; and (c) take such other action as may reasonably be necessary or as another party hereto may reasonably request to satisfy the conditions of Article IX or otherwise to comply with this Agreement and to consummate the Transactions as soon as practicable. Notwithstanding the foregoing, in no event shall Acquiror, Merger Sub, the Company or the Company’s Subsidiaries be obligated to bear any expense or pay any fee or grant any concession in connection with obtaining any consents, authorizations or approvals pursuant to the terms of any Contract to which the Company or any of its Subsidiaries is a party or otherwise in connection with the consummation of the Transactions.

8.02 Preparation of Form S-4 & Proxy Statement/Prospectus; Acquiror Meeting; Company Shareholders’ Approval.

(a) As promptly as practicable following the execution and delivery of this Agreement, Acquiror and the Company shall use reasonable best efforts to prepare and mutually agree upon (such agreement not to be unreasonably withheld or delayed), and Acquiror shall use reasonable best efforts to file, or cause to be filed, with the SEC, the Form S-4 (it being understood that the Form S-4 shall include the Proxy Statement/Prospectus, which will be included therein as a prospectus and which will be used as a proxy statement for the Acquiror Meeting with respect to the Proposals (as defined below) and a consent solicitation statement with respect to the solicitation of the Requisite Company Approval). Each of Acquiror and the Company shall furnish all information concerning it as may reasonably be requested by the other party in connection with such actions and the preparation of the Form S-4 and the Proxy Statement/Prospectus. Promptly after the Form S-4 is declared effective under the Securities Act, Acquiror will cause the Proxy Statement/Prospectus to be mailed to Acquiror Stockholders.

(b) Each of Acquiror and the Company shall cooperate and mutually agree upon (such agreement not to be unreasonably withheld or delayed) any response to comments of the SEC or its staff with respect to the Form S-4 or Proxy Statement/Prospectus and any amendment to the Form S-4 or Proxy Statement filed in response thereto. If Acquiror or the Company becomes aware that any information contained in the Form S-4 or Proxy Statement/Prospectus shall have become false or misleading in any material respect or that the Form S-4 or Proxy Statement/Prospectus is required to be amended in order to comply with applicable Law, then (i) such party shall promptly inform the other party and (ii) Acquiror and the Company shall cooperate and mutually agree upon (such agreement not to be unreasonably withheld or delayed) an amendment or supplement to the Form S-4 and Proxy Statement/Prospectus. Acquiror and the Company shall use reasonable best efforts to cause the Proxy Statement/Prospectus, as so amended or supplemented, to be filed with the SEC and to be disseminated to the holders of shares of Acquiror Pre-Transaction Common Stock, as applicable, in each case, pursuant to applicable Law and subject to the terms and conditions of this Agreement and the Acquiror Organizational Documents. Each of the Company and Acquiror shall provide the other party with copies of any written comments, and shall inform such other party of any oral comments, that Acquiror receives from the SEC or its staff with respect to the Form S-4 or Proxy Statement/Prospectus promptly after the receipt of such comments and shall give the other party a reasonable opportunity to review and comment on any proposed written or oral responses to such comments prior to responding to the SEC or its staff. Each of Acquiror and the Company shall use reasonable best efforts to cause the Form S-4 and the Proxy Statement/Prospectus to comply with the rules and regulations promulgated by the SEC, to have the Form S-4 declared effective as promptly as practicable after it is filed with the SEC and to keep the Form S-4 effective through the Closing in order to permit the consummation of the transactions contemplated hereby.

(c) Acquiror shall file the Proxy Statement on Schedule 14A in accordance with the rules and regulations of the Exchange Act. Acquiror agrees to include provisions in the Proxy Statement, and to take reasonable action related thereto, with respect to (i) the approval of the Acquiror Second A&R Certificate of Incorporation (the “Amendment Proposal”), (ii) the adoption and approval of this Agreement and the Merger (the “Transaction Proposal”), (iii) the election of directors effective as of the Closing (the “Director Election Proposal”), (iv) the approval of the LTIP effective as of the Closing (the “Equity Plan Proposal”), (v) the approval of the issuance of the Per Share Merger Closing Consideration and Earnout Shares (the “Issuance Proposal”), and (vi) the approval of any other proposals reasonably agreed by Acquiror and the Company to be necessary or appropriate in connection with the transactions contemplated hereby (together with the Amendment Proposal, the Transaction Proposal, the Director Election Proposal, the Equity Plan Proposal and the Issuance Proposal, collectively, the “Proposals”). Without the prior written consent of the Company, the Proposals shall be the only matters (other than procedural matters) that Acquiror shall propose to be acted on by Acquiror Stockholders at the Acquiror Meeting.

(d)  The Company shall solicit the Requisite Company Approval via written consent or by a calling a meeting of shareholders as soon as practicable after the Form S-4 is declared effective under the Securities Act. In connection therewith, the Company shall use reasonable best efforts to, as promptly as practicable: (i) establish the record date for determining the Company Shareholders entitled to provide such written consent or vote with respect to the Requisite Company Approval; (ii) cause the Proxy Statement/Prospectus to be disseminated to the Company Shareholders in compliance with the Companies Law and the DGCL; and (iii) solicit written consents or votes from the Company Shareholders to give the Requisite Company Approval. The Company will provide Acquiror with documentation of the Requisite Company Approval within one (1) Business Day of receipt. If the Requisite Company Approval is obtained, then promptly following the receipt of the required written consents, the Company will prepare and deliver to its stockholders who have not consented the notice required by the Companies Act and deliver to the stockholders entitled thereto the notice required thereunder.

(e) Acquiror and the Company shall use reasonable best efforts to, as promptly as practicable (and in any event, within seven (7) Business Days after the SEC Clearance Date), (i) cause the Proxy Statement/Prospectus to be disseminated to Acquiror’s stockholders in compliance with applicable Law, (ii) establish the record date for, duly call, give notice of, convene and hold the Acquiror Meeting in accordance with the DGCL for a date no later than fifteen (15) days following the SEC Clearance Date and (iii) solicit proxies from the holders of Acquiror Pre-Transaction Common Stock to vote in favor of each of the Proposals. Acquiror shall, through the Acquiror Board, recommend to Acquiror’s stockholders that they approve the Proposals and shall include such recommendation in the Proxy Statement/Prospectus. Notwithstanding the foregoing provisions of this Section 8.02(e), if on a date for which the Acquiror Meeting is scheduled, Acquiror has not received proxies representing a sufficient number of shares of Acquiror Pre-Transaction Common Stock to obtain the Acquiror Stockholder Approval, whether or not a quorum is present, Acquiror shall have the right to make one or more successive postponements or adjournments of the Acquiror Meeting, provided that the Acquiror Meeting (x) is not postponed or adjourned to a date that is more than forty-five (45) days after the date for which the Acquiror Meeting was originally scheduled (excluding any adjournments or postponements required by applicable Law) and (y) is held no later than three (3) Business Days prior to the Termination Date.

8.03 Company Exclusivity.

(a) During the Interim Period, except in the event that Acquiror has made a Change in Acquiror Board Recommendation, the Company shall not take, nor shall it permit any of its Affiliates or Representatives to take, whether directly or indirectly, any action to solicit, initiate or engage in discussions or negotiations with, or enter into any agreement with, or encourage, or provide information to, any Person (other than Acquiror, Merger Sub and/or any of their Affiliates) concerning any Acquisition Transaction. The Company shall, and shall cause its Affiliates and Representatives to, immediately cease any and all existing discussions or negotiations with any Person conducted prior to the date hereof with respect to, or which is reasonably likely to give rise to or result in, an Acquisition Transaction.

(b) Neither the Company Board nor any committee thereof shall: (i) fail to include the Company Board Recommendation in the Proxy Statement/Prospectus when disseminated to the Company Shareholders (and at all times thereafter prior to receipt of the Company Shareholder Approval); (ii) withhold, withdraw, amend, qualify or modify or publicly propose to withhold, withdraw, amend, qualify or modify, in each case in a manner adverse to Acquiror or Merger Sub, the Company Board Recommendation; (iii) adopt, approve, recommend or declare advisable any Acquisition Proposal (other than those relating to the Transactions); or (iv) resolve, agree or publicly propose to take any such actions.

8.04 Acquiror Exclusivity.

(a) During the Interim Period, neither Acquiror nor Merger Sub shall take, nor shall they permit any of their respective Affiliates or Representatives to take, whether directly or indirectly, any action to solicit, initiate, continue or engage in discussions or negotiations with, or enter into any agreement with, or encourage, respond, provide information to or commence due diligence with respect to, any Person (other than the Company and/or any of its Affiliates), concerning, relating to or which is intended to give rise to or result in, any offer, inquiry, proposal or indication of interest, whether written or oral, relating to any Business Combination other than with the Company, the Company Shareholders and their respective Affiliates and Representatives (a “Business Combination Proposal”). Each of Acquiror and Merger Sub shall, and each shall cause its respective Affiliates and Representatives to, immediately cease any and all existing discussions or negotiations with any Person conducted prior to the date hereof with respect to a Business Combination Proposal.

(b) Except as set forth in Section 8.04(c), neither the Acquiror Board nor any committee thereof shall: (i) fail to include the Acquiror Board Recommendation in the Proxy Statement/Prospectus when disseminated to the Acquiror Stockholders (and at all times thereafter prior to receipt of the Acquiror Stockholder Approval) or fail to publicly reaffirm the Acquiror Board Recommendation within five (5) Business Days after requested by the Company; (ii) withhold, withdraw, amend, qualify or modify or publicly propose to withhold, withdraw, amend, qualify or modify, in each case in a manner adverse to the Company, the Acquiror Board Recommendation; (iii) adopt, approve, recommend or declare advisable any Business Combination Proposal; or (iv) resolve, agree or publicly propose to take any such actions (each such foregoing action or failure to act in clauses (i) through (iii) being referred to herein as a “Change in Acquiror Board Recommendation”).

(c) Notwithstanding any provision of Section 8.04(b), at any time prior to the receipt of the Acquiror Stockholder Approval, but not after, the Acquiror Board may: (i) make a Change in Acquiror Board Recommendation in connection with an Acquiror Intervening Event if the Acquiror Board determines in good faith, after consultation with its outside legal counsel, that failure to do so would be inconsistent with its fiduciary obligations under applicable Law; provided, however, that prior to making such Change in Acquiror Board Recommendation, (A) Acquiror shall provide the Company with written notice of its intention to take such action at least three (3) Business Days in advance of taking such action, specifying the reasons for the Acquiror Board’s intention (it being understood that any material development with respect to an Acquiror Intervening Event shall require a new notice), (B) Acquiror shall and shall direct its Representatives to negotiate in good faith with the Company during such three (3) Business Day period, to the extent the Company wishes to negotiate, to enable the Company to propose revisions or modifications to the terms of this Agreement such that it would permit the Acquiror Board not to make a Change in Acquiror Board Recommendation pursuant to this Section 8.04 and (C) at the end of such three (3) Business Day period, the Acquiror Board shall consider in good faith any revisions or modifications to the terms of this Agreement proposed in writing by the Company, and determine in good faith, after consultation with its outside legal counsel and taking into account such revisions or modifications, whether the Acquiror Board’s failure to make a Change in Acquiror Board Recommendation would continue to be inconsistent with its fiduciary duties under applicable Law.

(d) Nothing contained in this Section 8.04 shall prohibit Acquiror or the Acquiror Board or any committee thereof from: (i) taking and disclosing to the stockholders of Acquiror a position contemplated by Rule 14e-2(a) promulgated under the Exchange Act or making a statement contemplated by Item 1012(a) of Regulation M-A or Rule 14d-9 promulgated under the Exchange Act (or any similar communication to shareholders in connection with the making or amendment of a tender offer or exchange offer); (ii) making any disclosure to the Acquiror Stockholders if the Acquiror Board determines in good faith, after consultation with its outside legal counsel, that failure to do so would be inconsistent with its fiduciary obligations under applicable Law; or (iii) making any “stop-look-and-listen” communication to its stockholders pursuant to Rule 14d-9(f) promulgated under the Exchange Act (or any similar communications to its stockholders).

8.05 Tax Matters.

(a) Transfer Taxes. Notwithstanding anything to the contrary contained herein, all transfer, documentary, sales, use, stamp, registration, value added or other similar Taxes incurred in connection with the Transactions shall be borne by the Surviving Company. The Surviving Company shall, at its own expense, file all necessary Tax Returns with respect to all such Taxes, and, if required by applicable Law, Acquiror will join in the execution of any such Tax Returns. The parties hereto agree to reasonably cooperate to sign and deliver any certificates or forms as may be necessary or appropriate to establish an exemption from (or otherwise reduce) any such Taxes.

(b) Tax Treatment.

(i) Acquiror, Merger Sub and the Company intend that the Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Each of Acquiror, Merger Sub and the Company shall, and shall cause its respective Affiliates to, use its reasonable best efforts to so qualify and shall file all Tax Returns consistent with, and take no position inconsistent with (whether in audits, Tax Returns or otherwise) such treatment unless required to do so by applicable Law or as required in good faith to settle a dispute with a Governmental Authority. Each of the parties hereto agrees to promptly notify all other parties hereto of any challenge to the Intended Tax Treatment by any Governmental Authority.

(ii) The Company, Acquiror and Merger Sub hereby adopt this Agreement as a “plan of reorganization” within the meaning of Treasury Regulation Sections 1.368-2(g) and 1.368-3(a).

8.06 Confidentiality; Publicity.

(a) Acquiror acknowledges that the information being provided to it in connection with this Agreement and the consummation of the transactions contemplated hereby is subject to the terms of the Confidentiality Agreement, the terms of which are incorporated herein by reference. At the Effective Time, the Confidentiality Agreement shall terminate with respect to information relating to the Company and its Subsidiaries.

(b) None of Acquiror, the Company or any of their respective Affiliates shall make any public announcement or issue any public communication regarding this Agreement or the transactions contemplated hereby, or any matter related to the foregoing, without first obtaining the prior consent of the Company or Acquiror, as applicable (which consent shall not be unreasonably withheld, conditioned or delayed), except if such announcement or other communication is required by applicable Law or legal process (including pursuant to the Securities Law or the rules of any national securities exchange), in which case Acquiror or the Company, as applicable, shall use its commercially reasonable efforts to coordinate such announcement or communication with the other party prior to announcement or issuance; provided, however, that, each party hereto and its Affiliates may make non-public announcements regarding this Agreement and the transactions contemplated hereby to their and their Affiliates’ respective directors, officers, employees, direct and indirect and actual and potential limited partners, investors, creditors, lenders and vendors without the consent of any other party hereto; and provided, further, that, subject to Section 6.02 and this Section 8.06, the foregoing shall not prohibit any party hereto from communicating with third parties to the extent necessary for the purpose of seeking any third-party consent.

8.07 Post-Closing Cooperation; Further Assurances. Following the Closing, each party hereto shall, on the request of any other party hereto, execute such further documents, and perform such further acts, as may be reasonably necessary or appropriate to give full effect to the allocation of rights, benefits, obligations and liabilities contemplated by this Agreement and the transactions contemplated hereby.

8.08 PIPE Investment. The Company shall reasonably cooperate and provide reasonable assistance and information (subject to the terms, conditions and limitations in Section 6.02 herein) as reasonably requested by Acquiror in connection with any PIPE Investment or any other equity investment to be made by a third party in connection with the consummation of the Transactions with the prior written consent of the Company. None of Acquiror or any of its Affiliates or Subsidiaries shall enter into or consummate a PIPE Investment without the prior written consent of the Company (such consent not to be unreasonably withheld, conditioned or delayed).

Article IX
CONDITIONS TO OBLIGATIONS

9.01 Conditions to Obligations of All Parties. The obligations of the parties hereto to consummate, or cause to be consummated, the Transactions are subject to the satisfaction of the following conditions, any one or more of which may be waived (if legally permitted) in writing by all of such parties:

(a) All required filings under the HSR Act shall have been completed and any applicable waiting period (and any extension thereof) applicable to the consummation of the Transactions under the HSR Act shall have expired or been terminated.

(b) There shall not be in force any Governmental Order, statute, rule or regulation enjoining or prohibiting the consummation of the Transactions.

(c) The Offer shall have been completed in accordance with the terms hereof and the Proxy Statement/Prospectus.

(d) Acquiror shall have at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) remaining after the closing of the Offer and prior to the Merger.

(e) The Form S-4 shall have become effective in accordance with the provisions of the Securities Act and no stop order shall have been issued by the SEC that remains in effect with respect to the Form S-4 and no proceeding seeking such a stop order shall have been threatened in writing or initiated by the SEC that remains pending.

(f) The Requisite Company Approval shall have been obtained.

(g) The Acquiror Stockholder Approval shall have been obtained.

(h) The Acquiror Common Stock comprising the Merger Closing Consideration to be issued pursuant to this Agreement and the Acquiror Common Stock underlying the Exchanged Options and the Exchanged Warrants shall have been approved for listing on the Nasdaq, subject only to official notice of issuance thereof.

9.02 Additional Conditions to Obligations of Acquiror and Merger Sub. The obligations of Acquiror and Merger Sub to consummate, or cause to be consummated, the Transactions are subject to the satisfaction of the following additional conditions, any one or more of which may be waived in writing by Acquiror:

(a) Representations and Warranties.

(i) Each of the representations and warranties of the Company contained in the first sentence of Section 4.01(a) (Due Incorporation), Section 4.03 (Due Authorization), Section 4.06(d) (Capitalization) and Section 4.16 (Brokers’ Fees) (collectively, the “Specified Representations”), in each case, shall be true and correct (without giving any effect to any limitation as to “materiality” or “Material Adverse Effect” or any similar limitation set forth therein) in all material respects as of the Closing Date, as if made anew at and as of that time (except to the extent such representations and warranties expressly relate to an earlier date, and in such case, shall be true and correct on and as of such earlier date).

(ii) The representations and warranties of the Company contained in Sections 4.06(a), (b), (c), (e) and (f) (Capitalization) shall be true and correct other than de minimis inaccuracies, as of the Closing Date, as if made anew at and as of that time.

(iii) The representations and warranties of the Company contained in Section 4.01(b) (Due Incorporation) and Section 4.20(a) (No Material Adverse Effect) shall be true and correct as of the Closing Date, as if made anew at and as of that time.

(iv) Each of the representations and warranties of the Company contained in this Agreement (other than the Specified Representations and the representations and warranties contained in Section 4.01(b) (Due Incorporation), Sections 4.06(a), (b), (c), (e) and (f) (Capitalization), and Section 4.20(a) (No Material Adverse Effect)) shall be true and correct (without giving any effect to any limitation as to

“materiality” or “Material Adverse Effect” or any similar limitation set forth therein) as of the Closing Date as though then made (except to the extent such representations and warranties expressly relate to an earlier date, and in such case, shall be true and correct on and as of such earlier date), except, in either case, where the failure of such representations and warranties to be so true and correct, individually or in the aggregate, has not had, and would not reasonably be expected to result in, a Material Adverse Effect.

(b) Each of the covenants of the Company to be performed as of or prior to the Closing shall have been performed in all material respects.

(c) The Company shall have delivered to Acquiror a certificate signed by an officer of the Company, dated the Closing Date, certifying that, to the knowledge and belief of such officer, the conditions specified in Section 9.02(a) and Section 9.02(b) have been fulfilled.

(d) All directors of the Company (other than those listed on Schedule 2.04) shall have executed and delivered to Acquiror letters of resignation resigning from their positions as directors of the Company.

(e) The Company shall have delivered to lock-up agreements substantially in the form attached hereto as Exhibit G executed by each of the Company Shareholders listed on Schedule 9.02(e).

9.03 Additional Conditions to the Obligations of the Company. The obligations of the Company to consummate the Transactions is subject to the satisfaction of the following additional conditions, any one or more of which may be waived in writing by the Company:

(a) Each of the representations and warranties of Acquiror and Merger Sub contained in this Agreement (other than the representations and warranties of Acquiror and Merger Sub contained in Section 5.13 (Capitalization)) (without giving effect to any materiality qualification therein) shall be true and correct in all material respects as of the Closing Date, as if made anew at and as of that time (except to the extent such representations and warranties expressly relate to an earlier date, and in such case, shall be true and correct on and as of such earlier date).

(b) The representations and warranties of Acquiror and Merger Sub contained in Section 5.13 (Capitalization) shall be true and correct other than de minimis inaccuracies, as of the Closing Date, as if made anew at and as of that time.

(c) Each of the covenants of Acquiror and Merger Sub to be performed as of or prior to the Closing shall have been performed in all material respects.

(d) The Acquiror Second A&R Certificate of Incorporation, substantially in the form attached hereto as Exhibit L-1, shall have been filed with the Secretary of State of the State of Delaware and Acquiror shall have adopted the Acquiror A&R Bylaws, substantially in the form attached hereto as Exhibit L-2.

(e) Acquiror shall have executed and delivered the Registration Rights Agreement.

(f) Acquiror shall have executed and delivered the Shareholder Agreement.

(g) Each of the covenants of the Sponsor required under the Sponsor Agreement to be performed as of or prior to the Closing shall have been performed in all material respects.

(h) The Available Closing Date Cash shall be equal to or in excess of $450,000,000.

(i) Acquiror shall have delivered to the Company a certificate signed by an officer of Acquiror, dated the Closing Date, certifying that, to the knowledge and belief of such officer, the conditions specified in Section 9.03(a), Section 9.03(b) and Section 9.03(c) have been fulfilled.

(j) Acquiror shall have delivered to the Company a lock-up agreement substantially in the form attached hereto as Exhibit M executed by the Sponsor.

Article X
TERMINATION/EFFECTIVENESS

10.01 Termination. This Agreement may be terminated and the transactions contemplated hereby abandoned:

(a) by written consent of the Company and Acquiror;

(b) prior to the Closing, by written notice to the Company from Acquiror if (i) there is any breach of any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement, such that the conditions specified in Section 9.02(a) or Section 9.02(b) would not be satisfied at the Closing (a “Terminating Company Breach”), except that, if such Terminating Company Breach is curable by the Company through the exercise of its commercially reasonable efforts, then, for a period of up to forty-five (45) days (or any shorter period of the time that remains between the date Acquiror provides written notice of such violation or breach and the Termination Date) after receipt by the Company of notice from Acquiror of such breach, but only as long as the Company continues to use its commercially reasonable efforts to cure such Terminating Company Breach (the “Company Cure Period”), such termination shall not be effective, and such termination shall become effective only if the Terminating Company Breach is not cured within the Company Cure Period, (ii) the Closing has not occurred on or before six (6) months after the date hereof (the “Termination Date”), or (iii) the consummation of the Merger is permanently enjoined or prohibited by the terms of a final, non-appealable Governmental Order or a statute, rule or regulation; provided, that the right to terminate this Agreement under subsection (ii) or (iii) shall not be available if Acquiror’s or Merger Sub’s failure to fulfill any obligation under this Agreement has been the primary cause of, or primarily resulted in, the failure of the Closing to occur on or before such date;

(c) prior to the Closing, by written notice to Acquiror from the Company if (i) there is any breach of any representation, warranty, covenant or agreement on the part of Acquiror or Merger Sub set forth in this Agreement, such that the conditions specified in Section 9.03(a), Section 9.03(b) or Section 9.03(c) would not be satisfied at the Closing (a “Terminating Acquiror Breach”), except that, if any such Terminating Acquiror Breach is curable by Acquiror through the exercise of its commercially reasonable efforts, then, for a period of up to forty-five (45) days (or any shorter period of the time that remains between the date the Company provides written notice of such violation or breach and the Termination Date) after receipt by Acquiror of notice from the Company of such breach, but only as long as Acquiror continues to exercise such commercially reasonable efforts to cure such Terminating Acquiror Breach (the “Acquiror Cure Period”), such termination shall not be effective, and such termination shall become effective only if the Terminating Acquiror Breach is not cured within the Acquiror Cure Period, (ii) the Closing has not occurred on or before the Termination Date, or (iii) the consummation of the Merger is permanently enjoined or prohibited by the terms of a final, non-appealable Governmental Order or a statute, rule or regulation; provided, that the right to terminate this Agreement under subsection (ii) or (iii) shall not be available if the Company’s failure to fulfill any obligation under this Agreement has been the primary cause of, or primarily resulted in, the failure of the Closing to occur on or before such date;

(d) by written notice from Acquiror to the Company if the Requisite Company Approval has not been obtained by the later of (i) the date that is ten (10) days following the date that the Proxy Statement/Prospectus is disseminated by the Company to the Company Shareholders pursuant to Section 8.02 and (ii) the date of the Acquiror Meeting; or

(e) by written notice from either the Company or Acquiror to the other party if this Agreement shall fail to receive the Acquiror Stockholder Approval at the Acquiror Meeting (subject to any adjournment or recess of the meeting).

Any party hereto terminating this Agreement pursuant to this Section 10.01 shall give written notice of such termination to each other party hereto in accordance with this Agreement specifying the provision or provisions hereof pursuant to which such termination is being effected.

10.02 Effect of Termination. Except as otherwise set forth in this Section 10.02 or Section 11.14, in the event of the termination of this Agreement pursuant to Section 10.01, this Agreement shall forthwith become void and have no effect, without any liability on the part of any party hereto or its respective Affiliates, officers, directors or stockholders, other than liability of any party hereto for any intentional and willful breach of this Agreement by such party occurring prior to such termination. The provisions of Section 6.05, 7.01(e). this Section 10.02 and

Sections 11.02, 11.03, 11.04, 11.05, 11.06, 11.13, 11.15 and 11.17 (collectively, the “Surviving Provisions”) and the Confidentiality Agreement, and any other Section or Article of this Agreement referenced in the Surviving Provisions which are required to survive in order to give appropriate effect to the Surviving Provisions, shall in each case survive any termination of this Agreement.

Article XI
MISCELLANEOUS

11.01 Waiver. Any party to this Agreement may, at any time prior to the Closing, by action taken by its board of directors, or officers thereunto duly authorized, waive any of the terms or conditions of this Agreement or agree to an amendment or modification to this Agreement in the manner contemplated by Section 11.10 and by an agreement in writing executed in the same manner (but not necessarily by the same Persons) as this Agreement.

11.02 Notices. All notices and other communications among the parties hereto shall be in writing and shall be deemed to have been duly given (i) when delivered in person, (ii) when delivered after posting in the United States mail having been sent registered or certified mail return receipt requested, postage prepaid, (iii) when delivered by FedEx or other nationally recognized overnight delivery service or (iv) when e-mailed during normal business hours (and otherwise as of the immediately following Business Day), addressed as follows:

(a) If to Acquiror or Merger Sub before the Closing, to:

Property Solutions Acquisition Corp.
654 Madison Avenue, Suite 1009
New York, New York 10065
Attn: Jordan Vogel; Aaron Feldman
E-mail: jordan@benchmarkrealestate.com; aaron@benchmarkrealestate.com with copies (which shall not constitute notice) to:

Riverside Management Group, LLC
50 West Street, Suite 40 C
New York, New York 10006
Attn: Philip Kassin
E-mail: pkassin@rmginvestments.com

Latham & Watkins LLP
885 Third Avenue
New York, New York 10022
Attention: David S. Allinson; Ryan J. Maierson
E-mail: david.allinson@lw.com; ryan.maierson@lw.com

(b) If to the Company or, following the Closing, Acquiror or the Surviving Company, to:

FF Intelligent Mobility Global Holdings Ltd.
18455 S. Figueroa Street
Gardena, California 90248
Attention: General Counsel
E-mail: jarret.johnson@ff.com

and with a copy (which shall not constitute notice) to:

Sidley Austin LLP
1999 Avenue of the Stars, 17th Floor
Los Angeles, California 90067
Attention: Vijay Sekhon
E-mail: vsekhon@sidley.com

or to such other address or addresses as the parties hereto may from time to time designate in writing. Notwithstanding anything to the contrary, for purposes of obtaining Acquiror’s prior written consent pursuant to Section 6.01, an email from Jordan Vogel expressly consenting to the matter or action in question will suffice.

11.03 Assignment. No party hereto shall assign this Agreement or any part hereof without the prior written consent of the other parties hereto; provided, that the Company may delegate the performance of its obligations or assign its rights hereunder in part or in whole to any Affiliate of the Company so long as the Company remains fully responsible for the performance of the delegated obligations. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective permitted successors and assigns. Any attempted assignment in violation of the terms of this Section 11.03 shall be null and void, ab initio.

11.04 Rights of Third Parties. Nothing expressed or implied in this Agreement is intended or shall be construed to confer upon or give any Person, other than the parties hereto, any right or remedies under or by reason of this Agreement; provided, however, that, notwithstanding the foregoing, (a) in the event the Closing occurs, the current and former officers and directors of the Company and Acquiror (and their respective successors, heirs and representatives) are intended third-party beneficiaries of, and may enforce, Section 7.02, and (b) the past, present and future directors, officers, employees, incorporators, members, partners, stockholders, Affiliates, agents, attorneys, advisors and representatives of the parties hereto, and any Affiliate of any of the foregoing (and their successors, heirs and representatives), are intended third-party beneficiaries of, and may enforce, Sections 11.15 and 11.16.

11.05 Expenses. Except as otherwise provided herein (including Section 3.11, Section 7.01(e) and Section 10.02), each party hereto shall bear its own expenses incurred in connection with this Agreement and the Transactions, whether or not such transactions shall be consummated, including all fees of its legal counsel, financial advisors and accountants.

11.06 Governing Law. This Agreement, and all claims or causes of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby, shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of Laws of another jurisdiction. Notwithstanding the foregoing, the following matters arising out of or relating to this Agreement shall be construed, performed and enforced in accordance with the Companies Law: the Merger, the vesting of the rights, property, choses in action, business, undertaking, goodwill, benefits, immunities and privileges, contracts, obligations, claims, debts and liabilities of Merger Sub and the Company in the Company, the cancellation of the shares of the Company, the rights provided in Section 238 of the Companies Law, the fiduciary or other duties of the Company Board and the board of directors of Merger Sub and the internal corporate affairs of the Company and Merger Sub.

11.07 Captions; Counterparts. The captions in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

11.08 Schedules and Exhibits. The Schedules and Exhibits referenced herein are a part of this Agreement as if fully set forth herein. All references herein to Schedules and Exhibits shall be deemed references to such parts of this Agreement, unless the context shall otherwise require. Any disclosure made by a party hereto in the Schedules with reference to any section or schedule of this Agreement shall be deemed to be a disclosure with respect to all other sections or schedules to which such disclosure may apply solely to the extent the relevance of such disclosure is reasonably apparent on the face of the disclosure in such Schedule. Certain information set forth in the Schedules is included solely for informational purposes and may not be required to be disclosed pursuant to this Agreement. The disclosure of any information shall not be deemed to constitute an acknowledgment that such information is required to be disclosed in connection with the representations and warranties made in this Agreement, nor shall such information be deemed to establish a standard of materiality.

11.09 Entire Agreement. This Agreement (together with the Schedules and Exhibits to this Agreement), the Sponsor Agreement and that certain Confidentiality Agreement, dated as of July 6, 2020, by and between the Company and RMG Acquisition Corporation (the “Confidentiality Agreement”), together with that certain Joinder to Confidentiality Agreement, dated as of October 20, 2020, by and among Acquiror, the Company and RMG Acquisition Corporation, constitute the entire agreement among the parties relating to the transactions contemplated hereby and supersede any other agreements, whether written or oral, that may have been made or entered into by or among any of the parties hereto or any of their respective Subsidiaries relating to the transactions contemplated hereby. No representations, warranties, covenants, understandings, agreements, oral or otherwise, relating to the transactions contemplated by this Agreement exist between the parties hereto except as expressly set forth or referenced in this Agreement and the Confidentiality Agreement.

11.10 Amendments. This Agreement may be amended or modified, in whole or in part, only by a duly authorized agreement in writing executed in the same manner as this Agreement and which makes reference to this Agreement. The approval of this Agreement by the stockholders of any of the parties hereto shall not restrict the ability of the board of directors of any of the parties hereto to terminate this Agreement in accordance with Section 10.01 or to cause such party to enter into an amendment to this Agreement pursuant to this Section 11.10 or to waive any term or condition hereof pursuant to Section 11.01, and the parties hereto may amend or terminate this Agreement (or waive any term or condition hereof) in accordance with the terms of this Agreement whether before or after the approval of this Agreement by the stockholders of any party hereto.

11.11 Publicity. All press releases or other public communications of any nature whatsoever relating to the transactions contemplated by this Agreement, and the method of the release for publication thereof, shall prior to the Closing be subject to the prior mutual approval of Acquiror and the Company, which approval shall not be unreasonably withheld, conditioned or delayed by any such party.

11.12 Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect. The parties hereto further agree that if any provision contained herein is, to any extent, held invalid or unenforceable in any respect under the Laws governing this Agreement, the remaining provisions of this Agreement shall be reformed, construed and enforced to the fullest extent permitted by Law and to the extent necessary to give effect to the intent of the parties hereto.

11.13 Jurisdiction; WAIVER OF TRIAL BY JURY. Any Action based upon, arising out of or related to this Agreement or the transactions contemplated hereby may be brought in federal and state courts located in the State of Delaware, and each of the parties hereto irrevocably submits to the exclusive jurisdiction of each such court in any such Action, waives any objection it may now or hereafter have to personal jurisdiction, venue or to convenience of forum, agrees that all claims in respect of the Action shall be heard and determined only in any such court, and agrees not to bring any Action arising out of or relating to this Agreement or the transactions contemplated hereby in any other court. Nothing herein contained shall be deemed to affect the right of any party hereto to serve process in any manner permitted by Law or to commence legal proceedings or otherwise proceed against any other party hereto in any other jurisdiction, in each case, to enforce judgments obtained in any Action brought pursuant to this Section 11.13. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY ACTION BASED UPON, ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

11.14 Enforcement. The parties hereto agree that irreparable damage, for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the parties hereto do not perform their obligations under the provisions of this Agreement (including failing to take such actions as are required of them hereunder to consummate this Agreement) in accordance with its specified terms or otherwise breach such provisions. The parties hereto acknowledge and agree that (a) each party hereto shall be entitled to an injunction, specific performance, or other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, without proof of damages, prior to the valid termination of this Agreement in accordance with Section 10.01, this being in addition to any other remedy to which they are entitled under this Agreement, and (b) the right of specific enforcement is an integral part of the transactions contemplated by this Agreement and without that right, none of the parties hereto would have entered into this Agreement. Each party hereto agrees that it will not oppose the granting of specific performance and other equitable relief on the basis that the other parties hereto have an adequate remedy at Law or that an award of specific performance is not an appropriate remedy for any reason at Law or equity. The parties hereto acknowledge and agree that any party hereto seeking an injunction to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 11.14 shall not be required to provide any bond or other security in connection with any such injunction.

11.15 Non-Recourse. This Agreement may only be enforced against, and any claim or cause of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby may only be brought against, the entities that are expressly named as parties hereto and then only with respect to the specific obligations set forth herein with respect to such party. Except to the extent a party hereto (and then only to the extent of the specific obligations undertaken by such party), (a) no past, present or future director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney, advisor or representative or Affiliate of any party hereto and

(b) no past, present or future director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney, advisor or representative or Affiliate of any of the foregoing shall have any liability (whether in contract, tort, equity or otherwise) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of any one or more of the Company, Acquiror and Merger Sub under this Agreement of or for any claim based on, arising out of, or related to this Agreement or the transactions contemplated hereby.

11.16 Nonsurvival of Representations, Warranties and Covenants. None of the representations, warranties, covenants, obligations or other agreements in this Agreement or in any certificate, statement or instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants, obligations, agreements and other provisions, shall survive the Closing, and all such representations, warranties, covenants, obligations and other agreements shall terminate and expire upon the occurrence of the Effective Time (and there shall be no liability after the Closing in respect thereof), except for (a) those covenants and agreements contained herein that by their terms expressly apply in whole or in part after the Closing, and then only with respect to any breaches occurring after the Closing, and (b) this Article XI. Notwithstanding anything to the contrary herein, nothing herein shall restrict any Action or liability in the case of Fraud.

11.17 Acknowledgements.

(a) Each party hereto acknowledges and agrees (on its own behalf and on behalf of its respective Affiliates and its and their respective Representatives) that: (i) it has conducted its own independent investigation of the financial condition, results of operations, assets, liabilities, properties and projected operations of the other parties hereto (and their respective Subsidiaries) and has been afforded satisfactory access to the books and records, facilities and personnel of the other parties hereto (and their respective Subsidiaries) for purposes of conducting such investigation; (ii) the Company Representations constitute the sole and exclusive representations and warranties of the Company in connection with the transactions contemplated hereby; (iii) the Acquiror Representations constitute the sole and exclusive representations and warranties of Acquiror and Merger Sub in connection with the transactions contemplated hereby; (iv) except for the Company Representations by the Company and the Acquiror Representations by Acquiror and Merger Sub, none of the parties hereto or any other Person makes, or has made, any other express or implied representation or warranty with respect to any party hereto (or any such party’s Subsidiaries) or the transactions contemplated by this Agreement and all other representations and warranties of any kind or nature expressed or implied (including (x) regarding the completeness or accuracy of, or any omission to state or to disclose, any information, including in the estimates, projections or forecasts or any other information, document or material provided or made available to any party hereto or their respective Affiliates or Representatives in certain “data rooms,” management presentations or in any other form in expectation of the Transactions, including meetings, calls or correspondence with management of any party hereto (or any party’s Subsidiaries), and (y) any relating to the future or historical business, condition (financial or otherwise), results of operations, prospects, assets or liabilities of any party hereto (or its Subsidiaries), or the quality, quantity or condition of any party’s or its Subsidiaries’ assets) are specifically disclaimed by all parties hereto and their respective Subsidiaries and all other Persons (including the Representatives and Affiliates of any party hereto or its Subsidiaries); and (v) each party hereto and its respective Affiliates are not relying on any representations and warranties in connection with the Transactions except the Company Representations by the Company and the Acquiror Representations by Acquiror and Merger Sub.

(b) Effective upon Closing, each party hereto waives, on its own behalf and on behalf of its respective Affiliates and Representatives, to the fullest extent permitted under applicable Law, any and all rights, Claims and causes of action it may have against any other party hereto or their respective Subsidiaries and any of their respective current or former Affiliates or Representatives relating to the operation of any party hereto or its Subsidiaries or their respective businesses or relating to the subject matter of this Agreement, the Schedules, or the Exhibits to this Agreement, whether arising under or based upon any federal, state, local or foreign statute, Law, ordinance, rule or regulation or otherwise. Each party hereto acknowledges and agrees that it will not assert, institute or maintain any Action, suit, Claim, investigation, or proceeding of any kind whatsoever, including a counterclaim, cross-claim or defense, regardless of the legal or equitable theory under which such liability or obligation may be sought to be imposed, that makes any claim contrary to the agreements and covenants set forth in this Section 11.17. Notwithstanding anything herein to the contrary, nothing in this Section 11.17(b) shall preclude any party hereto from seeking any remedy for Fraud. Each party hereto shall have the right to enforce this Section 11.17 on behalf of any Person that would be benefitted or protected by this Section 11.17 if they were a party hereto. The foregoing agreements, acknowledgements, disclaimers and waivers are irrevocable. For the avoidance of doubt, nothing in this Section 11.17 shall limit, modify, restrict or operate as a waiver with respect to any rights any party hereto may have under any written agreement entered into in connection with the transactions contemplated hereby, including the Shareholder Agreement, the Registration Rights Agreement and the Sponsor Agreement.

[THE REMAINDER OF THIS PAGE IS INTENTIONALLY BLANK]

IN WITNESS WHEREOF the parties have hereunto caused this Agreement to be duly executed as of the date hereof.

PROPERTY SOLUTIONS ACQUISITION CORP.
By:	/s/ Jordan Vogel
Name:	Jordan Vogel
Title:	Co-Chief Executive Officer & Secretary
PSAC MERGER SUB LTD.
By:	/s/ Jordan Vogel
Name:	Jordan Vogel
Title:	Director

[Signature Page to Agreement and Plan of Merger]

FF INTELLIGENT MOBILITY GLOBAL HOLDINGS LTD.
By:	/s/ Jiawei Wang
Name:	Jiawei Wang
Title:	Director and Vice President

[Signature Page to Agreement and Plan of Merger]

Exhibit A

Form of Registration Rights Agreement

[Attached]

Exhibit B

Form of Shareholder Agreement

[Attached]

Exhibit C

Form of PIPE Subscription Agreement

[Attached]

Exhibit D

Form of Plan of Merger

[Attached]

Exhibit E

Form of Amended and Restated Articles of Association of the Company

[Attached]

Exhibit F

Form of Company Share Letter of Transmittal

[Attached]

Exhibit G

Form of Lock-up Agreement (Company Shareholders Vendor Trust, Additional Bridge Lenders, Warrantholders, and Employee Reduced Compensation)

[Attached]

Exhibit H

Form of Converting Debt Letter of Transmittal

[Attached]

Exhibit I

Form of Shareholder Support Agreement

[Attached]

Exhibit J

Form of Sponsor Support Agreement

[Attached]

Exhibit K

LTIP Terms

[Attached]

Exhibit L-1

Form of Acquiror Second A&R Certificate of Incorporation

[Attached]

Exhibit L-2

Form of Acquiror A&R Bylaws

[Attached]

Exhibit M

Form of Lock-up Agreement (Sponsor)

[Attached]

Annex B

Execution Version

SECOND AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

PROPERTY SOLUTIONS ACQUISITION CORP.

Property Solutions Acquisition Corp. (the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (“DGCL”), hereby certifies as follows:

The name of the Corporation is Property Solutions Acquisition Corp. The original Certificate of Incorporation of the Corporation (the “Original Certificate”) was filed with the Secretary of State of the State of Delaware on February 11, 2020.

This Second Amended and Restated Certificate of Incorporation in the form of Exhibit A attached hereto has been duly adopted in accordance with the provisions of Sections 211, 242 and 245 of the DGCL.

The text of the Corporation’s Certificate of Incorporation as heretofore amended or supplemented is hereby restated and amended to read in its entirety as set forth in Exhibit A attached hereto. This Second Amended and Restated Certificate of Incorporation shall be effective upon its filing with the Secretary of State of the State of Delaware.

IN WITNESS WHEREOF, this Second Amended and Restated Certificate of Incorporation has been signed this ______ day of ____________, 2021.

PROPERTY SOLUTIONS ACQUISITION CORP.

By:
Name:
Title:

EXHIBIT A

SECOND AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION OF

PROPERTY SOLUTIONS ACQUISITION CORP.

Article I
NAME

The name of the corporation is [_______________] (the “Corporation”).

Article II
REGISTERED OFFICE AND AGENT

The address of the Corporation’s registered office in the State of Delaware is c/o Vcorp Services, LLC, 1013 Centre Road, Suite 403-B, Wilmington, Delaware 19805. The name of its registered agent at such address is Vcorp Services, LLC.

Article III
PURPOSE AND DURATION

The purpose of the Corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of the State of Delaware (the “DGCL”). The Corporation is to have a perpetual existence.

Article IV
CAPITAL STOCK1

Section 4.1    The total number of shares of all classes of capital stock that the Corporation is authorized to issue is [•], consisting of two classes of stock: (i) [•] shares of common stock, par value $0.0001 per share (the “Common Stock”), and (ii) [•] shares of preferred stock, par value $0.0001 per share (the “Preferred Stock”). The class of Common Stock shall be divided into two series of stock composed of (i) [•] shares of Class A common stock (the “Class A Common Stock”) and (ii) [•] shares of Class B common stock (the “Class B Common Stock”). For the avoidance of doubt, the Class A Common Stock and Class B Common Stock are separate series within a single class of Common Stock, and are referred to herein together as the “Common Stock.” Upon the filing and effectiveness of the Second Amended and Restated Certificate of Incorporation first setting forth this sentence (the “Effective Time”), each share of common stock, par value $0.0001 per share, of the Corporation issued and outstanding immediately prior to the Effective Time shall, automatically and without any further action by the Corporation or any stockholder, be reclassified into one fully paid and nonassessable share of Class A Common Stock. Subject to the rights of the holders of any series of Preferred Stock, the number of authorized shares of any of the Common Stock or Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority in voting power of the stock of the Corporation with the power to vote thereon irrespective of the provisions of Section 242(b)(2) of the DGCL or any successor provision thereof, and no vote of the holders of any of the Common Stock or Preferred Stock voting separately as a class shall be required therefor.

Section 4.2    Shares of Preferred Stock may be issued from time to time in one or more series. The Board of Directors of the Corporation (the “Board of Directors”) is hereby authorized to provide from time to time by resolution or resolutions for the creation and issuance, out of the authorized and unissued shares of Preferred Stock, of one or more series of Preferred Stock by filing a certificate (a “Certificate of Designation”) pursuant to the DGCL, setting forth such resolution and, with respect to each such series, establishing the designation of such series and the number of shares to be included in such series and fixing the voting powers (full or limited, or no voting power), preferences and relative, participating, optional or other special rights, and the qualifications, limitations and restrictions thereof, of the shares of each such series. Without limiting the generality of the foregoing, the

____________

1        Note to Draft: Parties to consider whether to adopt an NOL poison pill.

resolution or resolutions providing for the establishment of any series of Preferred Stock may, to the extent permitted by law, provide that such series shall be superior to, rank equally with or be junior to the Preferred Stock of any other series. The powers, preferences and relative, participating, optional and other special rights of each series of Preferred Stock, and the qualifications, limitations or restrictions thereof, if any, may be different from those of any and all other series at any time outstanding. Except as otherwise expressly provided in the resolution or resolutions providing for the establishment of any series of Preferred Stock or otherwise provided in this Second Amended and Restated Certificate (or any Certificate of Designation made hereunder), no vote of the holders of shares of Preferred Stock or Common Stock shall be a prerequisite to the issuance of any shares of any series of the Preferred Stock so authorized in accordance with this Second Amended and Restated Certificate of Incorporation. Unless otherwise provided in the Certificate of Designation establishing a series of Preferred Stock, the Board of Directors may, by resolution or resolutions, increase or decrease (but not below the number of shares of such series then outstanding) the number of shares of such series and, if the number of shares of such series shall be so decreased, the shares constituting such decrease shall resume the status that they had prior to the adoption of the resolution originally fixing the number of shares of such series.

Section 4.3     Subject to Section 4.4, the Corporation has the authority to create and issue rights, warrants and options entitling the holders thereof to purchase shares of any class or series of the Corporation’s capital stock or other securities of the Corporation, and such rights, warrants and options shall be approved in accordance with the Delaware General Corporation Law (the “DGCL”).

Section 4.4    Notwithstanding anything to the contrary under this Second Amended and Restated Certificate (or any Certificate of Designation made hereunder), without the approval of the holders of a majority of the then-outstanding shares of Class B Common Stock, the Board shall not authorize, allot or create any new class of shares each of which bear or may bear more than one vote per share or having the effect of diluting Class B Common Stock disproportionately.

Section 4.5

(a)     Voting Rights.

(i)     Except as otherwise required by law or this Second Amended and Restated Certificate (or any Certificate of Designation made hereunder), the holders of Common Stock shall exclusively possess all voting power with respect to the Corporation. The holders of shares of Class A Common Stock shall be entitled to one vote for each such share on each matter properly submitted to the stockholders on which the holders of the Common Stock are entitled to vote. Prior to the occurrence of a Qualifying Equity Market Capitalization, the holders of shares of Class B Common Stock shall be entitled to one vote for each such share on each matter properly submitted to the stockholders on which the holders of the Common Stock are entitled to vote. Upon and after the occurrence of a Qualifying Equity Market Capitalization, the holders of shares of Class B Common Stock shall be entitled to ten votes for each such share on each matter properly submitted to the stockholders on which the holders of the Common Stock are entitled to vote. Except as otherwise required by law or this Second Amended and Restated Certificate, the holders of shares of the Common Stock shall at all times vote together as one class on all matters submitted to a vote of the stockholders of the Corporation. For purposes of this Section 4.5(a), the term “Qualifying Equity Market Capitalization” means the Corporation, for any consecutive period of 20 trading days, having a volume weighted average total equity market capitalization of at least $20 billion as determined, in good faith by the Board, for each trading day by multiplying the closing sale price per share of Class A Common Stock of the Corporation on the Nasdaq (or such other securities exchange on which the Corporation’s securities are then listed for trading) on such trading day (as reported by Bloomberg through its “HP” function or, if not available on Bloomberg, as reported by Morningstar) by the then total number of issued and outstanding shares of Class A Common Stock, Class B Common Stock and other shares of the Corporation on such trading day.

(ii)    Except as otherwise required by law or this Second Amended and Restated Certificate (or any Certificate of Designation made hereunder), at any annual or special meeting of the stockholders of the Corporation, the holders of the Common Stock shall have the exclusive right to vote for the election of directors and on all other matters properly submitted to a vote of the stockholders. Notwithstanding the foregoing, except as otherwise required by law or this Second Amended and Restated Certificate (or any Certificate of Designation made hereunder), the holders of the Common Stock shall not be entitled to vote on any amendment to this Second Amended and Restated Certificate (or any Certificate of Designation made hereunder) that relates solely to the terms of one or more outstanding series of the Preferred Stock if the holders of such affected series of Preferred Stock are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to this Second Amended and Restated Certificate (or any Certificate of Designation made hereunder) or the DGCL.

(b) Conversion Right.

(i)     Subject to the provisions hereof and to compliance with all laws and regulations applicable thereto, including the DGCL, each holder of shares of Class B Common Stock shall have the right to convert, at such holder’s option, any or all of its shares of Class B Common Stock into shares of Class A Common Stock at a conversion rate equal to one share of Class A Common Stock for each share of Class B Common Stock so converted. For the avoidance of doubt, a holder of shares of Class A Common Stock shall have no right to convert shares of Class A Common Stock into shares of Class B Common Stock under any circumstances.

(ii)    Each share of Class B Common Stock shall be converted at the option of the holder by delivery of written notice (a “Conversion Notice”) by such holder to the Corporation at the principal executive offices of the Corporation to the attention of the Secretary of the Corporation of such holder’s election to convert such share of Class B Common Stock pursuant to this Section 4.5(b), at any time after issue and without the payment of any additional sum, into one fully paid and nonassessable share of Class A Common Stock. Such conversion shall take effect upon the delivery of such Conversion Notice to the Corporation or at such date and time or upon the happening of such event as may be specified in the Conversion Notice (the “Conversion Time”). A Conversion Notice shall not be effective if it is not accompanied by the share certificates (if any) in respect of the relevant shares of Class B Common Stock and such other evidence (if any) as the Board may reasonably require to prove the title of the person exercising such right (or, if such certificates have been lost or destroyed, such evidence of title and such indemnity as the Board may reasonably require). Any and all taxes and stamp, issue and registration duties (if any) arising on conversion shall be borne by the holder of shares of Class B Common Stock requesting conversion.

(iii)   At the Conversion Time, each share of Class B Common Stock shall automatically be converted into a share of Class A Common Stock with such rights and restrictions attached thereto and shall rank pari passu in all respects with the shares of Class A Common Stock then in issue, and the Corporation shall enter or procure the entry of the name of the relevant holder of shares of Class B Common Stock as the holder of the same number of shares of Class A Common Stock resulting from the conversion of the shares of Class B Common Stock in the Corporation’s books and shall procure that any certificates in respect of the relevant shares of Class A Common Stock, together with (if applicable) a new certificate for any unconverted shares of Class B Common Stock comprised in any certificate(s) surrendered by the holder of the shares of Class B Common Stock, are issued to the holders thereof.

(iv)   Until such time as the shares of Class B Common Stock have been converted into shares of Class A Common Stock, the Corporation shall at all times keep available for issue and free of all liens, charges, options, mortgages, pledges, claims, equities, encumbrances and other third-party rights of any nature, and not subject to any pre-emptive rights out of its authorized but unissued shares of capital stock, such number of authorized but unissued shares of Class A Common Stock as would enable all shares of Class B Common Stock to be converted into shares of Class A Common Stock and any other rights of conversion into, subscription for or exchange into shares of Class A Common Stock to be satisfied in full.

(c) Conversion upon Transfer. Upon any sale, transfer, assignment or disposition of any share of Class B Common Stock by a holder to any person, or upon a change of ultimate beneficial ownership of any share of Class B Common Stock, in each case without the prior written consent of the Corporation expressly referencing this Section 4.4(c) (each, a “Transfer”), such share of Class B Common Stock shall be automatically and immediately converted into one share of Class A Common Stock. For the avoidance of doubt, the creation of any pledge, charge, encumbrance or other third-party right of whatever description on any share of Class B Common Stock to secure a holder’s contractual or legal obligations shall not be deemed to be a sale, transfer, assignment or disposition unless and until any such pledge, charge, encumbrance or other third-party right is enforced and results in the third party holding legal title to the relevant share of Class B Common Stock, in which case all the related shares of Class B Common Stock shall be automatically converted into the same number of shares of Class A Common Stock. For purposes of this Section 4.5(c), “beneficial ownership” shall have the meaning set forth in Rule 13d-3 under the Securities Exchange Act of 1934, as amended. If the Corporation has reason to believe that a Transfer of Class B

Common Stock has occurred, the Corporation may request that the purported holder of Class B Common Stock furnish affidavits or other evidence to the Corporation as it reasonably deems necessary to determine whether a Transfer of Class B Common Stock has occurred, and if such holder does not within ten (10) days after the date of such request furnish sufficient (as determined in good faith by the Board) evidence to the Corporation (in the manner provided in the request) to enable the Corporation to determine that no such Transfer of Class B Common Stock has occurred, any such shares of Class B Common Stock, to the extent not previously converted, shall be automatically converted into shares of Class A Common Stock and such conversion shall thereupon be registered on the books and records of the Corporation.

(d) Dividend Rights. Subject to applicable law and the rights, if any, of the holders of any outstanding series of the Preferred Stock, the holders of the shares of the Common Stock shall be entitled to receive such dividends and other distributions (payable in cash, property or capital stock of the Corporation) when, as and if declared thereon by the Board from time to time out of any assets or funds of the Corporation legally available therefor, and shall share equally on a per share basis in such dividends and distributions. For the avoidance of doubt, shares of Class A Common Stock and Class B Common Stock shall be treated equally, identically and ratably, on a per share basis, with respect to any dividend paid by the Corporation, unless different treatment of the shares of each such class is approved by the affirmative vote of the holders of a majority of the outstanding shares of Class A Common Stock and by the affirmative vote of the holders of a majority of the outstanding shares of Class B Common Stock, each voting separately as a class.

(e) Liquidation Rights. Subject to applicable law and the rights, if any, of the holders of any outstanding series of the Preferred Stock, in the event of any voluntary or involuntary liquidation, dissolution or winding-up of the Corporation, after payment or provision for payment of the debts and other liabilities of the Corporation, the holders of the shares of the Common Stock shall be entitled to receive all the remaining assets of the Corporation available for distribution to its stockholders, ratably in proportion to the number of shares of the Common Stock held by them. For the avoidance of doubt, shares of Class A Common Stock and Class B Common Stock shall be treated equally, identically and ratably, on a per share basis, with respect to any such distribution paid by the Corporation, unless different treatment of the shares of each such class is approved by the affirmative vote of the holders of a majority of the outstanding shares of Class A Common Stock and by the affirmative vote of the holders of a majority of the outstanding shares of Class B Common Stock, each voting separately as a class.

(f) Subdivision, Combination and Reclassification. If the Corporation in any manner subdivides, combines or reclassifies the outstanding shares of Class A Common Stock or Class B Common Stock, the outstanding shares of the other such class will be subdivided, combined or reclassified in the same proportion and manner, unless different treatment of the shares of each such class is approved by the affirmative vote of the holders of a majority of the outstanding shares of Class A Common Stock and by the affirmative vote of the holders of a majority of the outstanding shares of Class B Common Stock, each voting separately as a class.

(g) Mergers, Consolidations and Similar Transactions. In the case of any distribution or payment in respect of the shares of Class A Common Stock or Class B Common Stock upon the merger or consolidation of the Corporation with or into any other entity, or in the case of any other transaction having an effect on stockholders substantially similar to that resulting from a merger or consolidation, shares of Class A Common Stock and Class B Common Stock shall be treated equally, identically and ratably, on a per share basis, with respect to such distribution or payment, unless different treatment of the shares of each such class is approved by the affirmative vote of the holders of a majority of the outstanding shares of Class A Common Stock and by the affirmative vote of the holders of a majority of the outstanding shares of Class B Common Stock, each voting separately as a class.

Article V
BOARD OF DIRECTORS2

For the management of the business and for the conduct of the affairs of the Corporation it is further provided that:

Section 5.1

(a)     The business affairs of the Corporation shall be managed by or under the direction of the Board of Directors. Subject to Section 5.1(d), the number of directors which shall constitute the whole Board of Directors shall be fixed exclusively by one or more resolutions adopted from time to time by the Board of Directors. Except as otherwise expressly delegated by resolution of the Board of Directors, the Board of Directors shall have the exclusive power and authority to appoint and remove officers of the Corporation.

(b)    Subject to the special rights of the holders of one or more series of Preferred Stock to elect directors, at each succeeding annual meeting of stockholders, a director shall be elected and hold office until the next annual meeting of stockholders and until his or her successor has been elected and qualified, subject, however, to such director’s earlier death, resignation, retirement, disqualification or removal.

Notwithstanding the foregoing provisions of this Article V, each director shall serve until his or her successor is duly elected and qualified or until his or her earlier death, resignation, disqualification, retirement or removal. No decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director.

(c)     Subject to (i) that certain Shareholder Agreement, dated as of [_____], 2021 (such agreement, as amended, supplemented, restated or otherwise modified from time to time, the “Shareholder Agreement”), by and between the Corporation and FF Top Holding Ltd., an exempted company with limited liability incorporated under the laws of the British Virgin Islands, and (ii) the special rights of the holders of one or more series of Preferred Stock to elect directors, the Board of Directors or any individual director may be removed from office at any time by the affirmative vote of the holders of a majority of the voting power of all the then outstanding shares of voting stock of the Corporation with the power to vote at an election of directors (the “Voting Stock”).

(d)     Subject to (i) the Shareholder Agreement and (ii) the special rights of the holders of one or more series of Preferred Stock to elect directors, any vacancies on the Board of Directors resulting from death, resignation, disqualification, retirement, removal or other causes and any newly created directorships resulting from any increase in the number of directors shall, unless the Board of Directors determines by resolution that any such vacancies or newly created directorships shall be filled by the stockholders, and except as otherwise required by applicable law, be filled only by the affirmative vote of a majority of the directors then in office, even though less than a quorum, or by a sole remaining director, and shall not be filled by the stockholders. Subject to the Shareholder Agreement, any director appointed in accordance with the preceding sentence shall hold office for a term that shall coincide with the remaining term of the vacancy to which the director shall have been appointed and until such director’s successor shall have been elected and qualified or until his or her earlier death, resignation, disqualification, retirement or removal.

Section 5.2

(a)     In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to adopt, amend, alter or repeal the Bylaws of the Corporation. In addition to any vote of the holders of any class or series of stock of the Corporation required by applicable law or by this Second Amended and Restated Certificate of Incorporation (including any Certificate of Designation in respect of one or more series of Preferred Stock), the adoption, amendment or repeal of the Bylaws of the Corporation by the stockholders of the Corporation shall require the affirmative vote of the holders of at least sixty-six and two-thirds percent (66-2/3%) of the voting power of all the then-outstanding shares of the Voting Stock, voting together as a single class; provided that no Bylaws hereafter adopted by the stockholders of the Corporation shall invalidate any prior act of the Board of Directors that would have been valid if such Bylaws had not been adopted.

(b)     The directors of the Corporation need not be elected by written ballot unless the Bylaws so provide.

____________

2        Note to Draft: Parties to consider a classified Board of Directors and/or a prohibition on removal of directors by stockholders without cause.

Article VI
STOCKHOLDERS

Section 6.1    Subject to the special rights of the holders of one or more series of Preferred Stock, any action required or permitted to be taken by the stockholders of the Corporation must be effected at a duly called annual or special meeting of the stockholders of the Corporation, and the taking of any action by written consent of the stockholders in lieu of a meeting of the stockholders is specifically denied.

Section 6.2    Subject to the special rights of the holders of one or more series of Preferred Stock, special meetings of the stockholders of the Corporation may be called, for any purpose or purposes as is a proper matter for stockholder action under the DGCL, by (i) the Chairperson of the Board of Directors, (ii) the Chief Executive Officer, or (iii) the Board of Directors pursuant to a resolution adopted by a majority of the total number of authorized directors (whether or not there exist any vacancies in previously authorized directorships at the time any such resolution is presented to the Board of Directors for adoption). Such special meetings may not be called by stockholders or any other person or persons.

Section 6.3    Advance notice of stockholder nominations for the election of directors and of other business proposed to be brought by stockholders before any meeting of the stockholders of the Corporation shall be given in the manner provided in the Bylaws of the Corporation.

Article VII
LIABILITY AND INDEMNIFICATION; CORPORATE OPPORTUNITY

Section 7.1    To the fullest extent permitted by the DGCL, as the same exists or as may hereafter be amended, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the DGCL is amended after approval by the stockholders of this Article VII to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL as so amended, automatically and without further action, upon the date of such amendment.

Section 7.2    The Corporation, to the fullest extent permitted by law, shall indemnify and advance expenses to any person made or threatened to be made a party to an action, suit or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he or she, or his or her testator or intestate, is or was a director or officer of the Corporation or any predecessor of the Corporation, or serves or served at any other enterprise as a director or officer at the request of the Corporation or any predecessor to the Corporation.

Section 7.3    The Corporation, to the fullest extent permitted by law, may indemnify and advance expenses to any person made or threatened to be made a party to an action, suit or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he or she, or his or her testator or intestate, is or was an employee or agent of the Corporation or any predecessor of the Corporation, or serves or served at any other enterprise as an employee or agent at the request of the Corporation or any predecessor to the Corporation.

Section 7.4    Neither any amendment nor repeal of this Article VII, nor the adoption by amendment of this Second Amended and Restated Certificate of Incorporation of any provision inconsistent with this Article VII, shall eliminate or reduce the effect of this Article VII in respect of any matter occurring, or any action or proceeding accruing or arising (or that, but for this Article VII, would accrue or arise) prior to such amendment or repeal or adoption of an inconsistent provision.

Section 7.5    The provisions of this Section 7.5 are set forth to define, to the extent permitted by applicable law, the duties of Exempted Persons (as defined below) to the Corporation with respect to certain classes or categories of business opportunities. “Exempted Persons” means each of Property Solutions Acquisition Sponsor, LLC, a Delaware limited liability company, and its affiliates, successors, directly or indirectly managed funds or vehicles (as applicable), partners, principals, directors, officers, members, managers and employees, including any of the foregoing who serve as directors of the Corporation; provided, that Exempted Persons shall not include the Corporation, any of its subsidiaries or their respective officers or employees.

(a)     To the fullest extent permitted by law, the Exempted Persons shall not have any fiduciary duty to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as the Corporation or any of its subsidiaries. To the fullest extent permitted by applicable law, the Corporation, on behalf of itself and its subsidiaries, renounces any interest or expectancy of the Corporation and its subsidiaries in, or in being offered an opportunity to participate in, business opportunities that are from time to time presented to the Exempted Persons, even if the opportunity is one that the Corporation or its subsidiaries might reasonably be deemed to have pursued or had the ability or desire to pursue if granted the opportunity to do so, and each such Exempted Person shall have no duty to communicate or offer such business opportunity to the Corporation and, to the fullest extent permitted by applicable law, shall not be liable to the Corporation or any of its subsidiaries for breach of any fiduciary or other duty, as a director or officer or otherwise, by reason of the fact that such Exempted Person pursues or acquires such business opportunity, directs such business opportunity to another person or fails to present such business opportunity, or information regarding such business opportunity, to the Corporation or its subsidiaries; provided, that the foregoing waiver of corporate opportunities by the Corporation contained in this sentence shall not apply to (i) any such corporate opportunity that is expressly offered to a director of the Corporation in his or her capacity as such (which such opportunity the Corporation does not renounce an interest or expectancy in) or (ii) any other fiduciary duty that may be applicable to such Exempted Person under applicable law.

(b) To the fullest extent permitted by law, no amendment or repeal of this Section 7.5 in accordance with the provisions hereof shall apply to or have any effect on the liability or alleged liability of any Exempted Person for or with respect to any activities or opportunities of which such Exempted Person becomes aware prior to such amendment or repeal. This Section 7.5 shall not limit or eliminate any protections or defenses otherwise available to, or any rights to indemnification or advancement of expenses of, any director or officer of the Corporation under this Second Amended and Restated Certificate of Incorporation, the Bylaws of the Corporation, any agreement between the Corporation and such officer or director, or any applicable law.

(c) Any person or entity purchasing, holding or otherwise acquiring any interest in any shares of the Corporation shall be deemed to have notice of and to have consented to the provisions of this Section 7.5.

Article VIII
EXCLUSIVE FORUM

Section 8.1    Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for (a) any derivative action or proceeding brought on behalf of the Corporation, (b) any action asserting a claim of breach of fiduciary duty owed by any director, officer, employee, agent or stockholder of the Corporation to the Corporation or the Corporation’s stockholders, creditors or other constituents, (c) any action asserting a claim arising pursuant to any provision of the General Corporation Law of the State of Delaware or this Second Amended and Restated Certificate of Incorporation or the Bylaws of the Corporation, or (d) any action asserting a claim governed by the internal affairs doctrine, in each case subject to said Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein; provided that, the provisions of this Article VIII will not apply to suits brought to enforce any liability or duty created by the Securities Act of 1933, as amended, the Securities and Exchange Act of 1934, as amended, or any other claim for which the federal courts have exclusive jurisdiction; and provided further that, if and only if the Court of Chancery of the State of Delaware dismisses any such action for lack of subject matter jurisdiction, such action may be brought in another state or federal court sitting in the State of Delaware. To the fullest extent permitted by applicable law, any person or entity purchasing or otherwise acquiring or holding any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Article VIII. Notwithstanding any other provisions of law, this Second Amended and Restated Certificate of Incorporation or the Bylaws of the Corporation, and notwithstanding the fact that a lesser percentage may be specified by law, the affirmative vote of the holders of at least two-thirds in voting power of the outstanding shares of capital stock of the Corporation entitled to vote thereon shall be required to amend or repeal, or to adopt any provision inconsistent with, this Article VIII. If any provision or provisions of this Article VIII shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article VIII (including, without limitation, each portion of any sentence of this Article VIII containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.

Section 8.2    If any action the subject matter of which is within the scope of Section 8.1 is filed in a court other than within the State of Delaware (a “Foreign Action”) in the name of any stockholder, such stockholder shall be deemed to have consented to (i) the personal jurisdiction of the state and federal courts of the State of Delaware in connection with any action brought in any such court to enforce Section 8.1 (an “FSC Enforcement Action”) and (ii) having service of process made upon such stockholder in any such FSC Enforcement Action by service upon such stockholder’s counsel in the Foreign Action as agent for such stockholder.

Section 8.3    Unless the Corporation consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended, and/or the Securities Exchange Act of 1934, as amended.

Section 8.4    If any provision or provisions of this Article VIII shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article VIII (including, without limitation, each portion of any sentence of this Article VIII containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Article VIII.

Article IX
AMENDMENTS

Notwithstanding any other provisions of this Second Amended and Restated Certificate of Incorporation or any provision of law which might otherwise permit a lesser vote or no vote, but in addition to any affirmative vote of the holders of any particular class or series of the Voting Stock required by law or by this Second Amended and Restated Certificate of Incorporation (including any Certificate of Designation in respect of one or more series of Preferred Stock), (i) the affirmative vote of the holders of at least sixty-six and two-thirds percent (66-2/3%) of the voting power of all of the then-outstanding shares of the Voting Stock, voting together as a single class, shall be required to alter, amend or repeal Articles V, VI, VII and VIII and this Article IX, (ii) the affirmative vote of the holders of a majority of the then-outstanding shares of Class B Common Stock, voting separately as a class, shall be required to alter, amend or repeal Section 4.4, Section 4.5 or this clause (ii) in this Article IX, and (iii) the affirmative vote of the holders of a majority of the then-outstanding shares of Class A Common Stock, voting separately as a class, shall be required to alter, amend or repeal Section 4.4 or this clause (iii) in this Article IX.

Article X
DOCUMENTS AND DETERMINATIONS

When the terms of this Second Amended and Restated Certificate of Incorporation refer to a specific agreement or other document or a decision by any body or person that determines the meaning or operation of a provision hereof, the Secretary of the Corporation shall maintain a copy of such agreement, document or decision at the principal executive offices of the Corporation and a copy thereof shall be provided free of charge to any stockholder who makes a request therefor. Unless otherwise expressly provided in this Second Amended and Restated Certificate of Incorporation, a reference to any specific agreement or other document shall be deemed a reference to such agreement or document as amended from time to time in accordance with the terms of such agreement or document.

* * * *

Annex C

C-1

PROSPECTUS FOR UP TO          SHARES OF CLASS A COMMON STOCK
AND          SHARES OF CLASS B COMMON STOCK
OF

PROPERTY SOLUTIONS ACQUISITION CORP.

DEALER PROSPECTUS DELIVERY OBLIGATION

Until         , 2021, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers

Section 145 of the DGCL concerning indemnification of officers, directors, employees and agents is set forth below.

“Section 145. Indemnification of officers, directors, employees and agents; insurance.

(a)     A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that the person’s conduct was unlawful.

(b)    A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

(c)	(1)

To the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of this section, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith. For indemnification with respect to any act or omission occurring after December 31, 2020, references to “officer” for purposes of these paragraphs (c)(1) and (2) of this section shall mean only a person who at the time of such act or omission is deemed to have consented to service by the delivery of process to the registered agent of the corporation pursuant to § 3114(b) of Title 10 (for purposes of this sentence only, treating residents of this State as if they were nonresidents to apply § 3114(b) of Title 10 to this sentence).

(2)    The corporation may indemnify any other person who is not a present or former director or officer of the corporation against expenses (including attorneys’ fees) actually and reasonably incurred by such person to the extent he or she has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of this section, or in defense of any claim, issue or matter therein.

(d)    Any indemnification under subsections (a) and (b) of this section (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the present or former director, officer, employee or agent is proper in the circumstances because the person has met the applicable standard of conduct set forth in subsections (a) and (b) of this section. Such determination shall be made, with respect to a person who is a director or officer of the corporation at the time of such determination, (1) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (2) by a committee of such directors designated by majority vote of such directors, even though less than a quorum, or (3) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (4) by the stockholders.

(e)     Expenses (including attorneys’ fees) incurred by an officer or director of the corporation in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the corporation as authorized in this section. Such expenses (including attorneys’ fees) incurred by former directors and officers or other employees and agents of the corporation or by persons serving at the request of the corporation as directors, officers, employees or agents of another corporation, partnership, joint venture, trust or other enterprise may be so paid upon such terms and conditions, if any, as the corporation deems appropriate.

(f)     The indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person’s official capacity and as to action in another capacity while holding such office. A right to indemnification or to advancement of expenses arising under a provision of the certificate of incorporation or a bylaw shall not be eliminated or impaired by an amendment to or repeal or elimination of the certificate of incorporation or the bylaws after the occurrence of the act or omission that is the subject of the civil, criminal, administrative or investigative action, suit or proceeding for which indemnification or advancement of expenses is sought, unless the provision in effect at the time of such act or omission explicitly authorizes such elimination or impairment after such action or omission has occurred.

(g)    A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the corporation would have the power to indemnify such person against such liability under this section.

(h)    For purposes of this section, references to “the corporation” shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this section with respect to the resulting or surviving corporation as such person would have with respect to such constituent corporation if its separate existence had continued.

(i)     For purposes of this section, references to “other enterprises” shall include employee benefit plans; references to “fines” shall include any excise taxes assessed on a person with respect to any employee benefit plan; and references to “serving at the request of the corporation” shall include any service as a director, officer, employee or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee or agent with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner such person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner “not opposed to the best interests of the corporation” as referred to in this section.

(j)     The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

(k)    The Court of Chancery is hereby vested with exclusive jurisdiction to hear and determine all actions for advancement of expenses or indemnification brought under this section or under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise. The Court of Chancery may summarily determine a corporation’s obligation to advance expenses (including attorneys’ fees).

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers, and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment of expenses incurred or paid by a director, officer or controlling person in a successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to the court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Article VII of PSAC’s certificate of incorporation will provide:

“To the fullest extent permitted by the DGCL, as the same exists or as may hereafter be amended, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the DGCL is amended after approval by the stockholders of this Article VII to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL as so amended, automatically and without further action, upon the date of such amendment.”

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is theretofore unenforceable.

Item 21. Exhibits and Financial Statement Schedules

Exhibit No.	Description	Included	Form	Filing Date
2.1	Agreement and Plan of Merger, dated as of January 27, 2021, by and among Property Solutions Acquisition Corp., PSAC Merger Sub Ltd., and FF Intelligent Mobility Global Holdings Ltd.	Annex A	—	—

3.1	Form of Second Amended and Restated Certificate of Incorporation of New FF	Annex B	—	—

3.2	Amended and Restated Certificate of Incorporation of Property Solutions Acquisition Corp.	By Reference	8-K	July 24, 2020

3.3	Form of Amended and Restated Bylaws of New FF	Herewith	—	—

3.4	Bylaws of Property Solutions Acquisition Corp.	By Reference	S-1/A	July 16, 2020

4.1	Specimen Unit Certificate of Property Solutions Acquisition Corp.	By Reference	S-1/A	July 16, 2020

4.2	Specimen Common Stock Certificate of Property Solutions Acquisition Corp.	By Reference	S-1/A	July 16, 2020

4.3	Specimen Warrant Certificate of Property Solutions Acquisition Corp.	By Reference	S-1/A	July 16, 2020

4.5*	Amended and Restated Warrant Agreement between Continental Stock Transfer & Trust Company and Property Solutions Acquisition Corp.	Herewith	—	—

5.1*	Opinion of Latham & Watkins LLP	Herewith	—	—

10.1	Investment Management Trust Agreement between Continental Stock Transfer & Trust Company and Property Solutions Acquisition Corp.	By Reference	8-K	July 24, 2020

10.2	Escrow Agreement between Property Solutions Acquisition Corp., Continental Stock Transfer & Trust Company and each of the stockholders listed therein.	By Reference	8-K	July 24, 2020

10.3	Registration Rights Agreement among Property Solutions Acquisition Corp. and certain stockholders listed therein.	By Reference	8-K	July 24, 2020

10.4	Administrative Services Agreement between Property Solutions Acquisition Corp. and Benchmark Real Estate Group, LLC	By Reference	8-K	July 24, 2020

10.5	Subscription Agreement between Property Solutions Acquisition Corp. and Property Solutions Acquisition Sponsor, LLC	By Reference	8-K	July 24, 2020

10.6	Subscription Agreement between Property Solutions Acquisition Corp. and EarlyBirdCapital, Inc.	By Reference	8-K	July 24, 2020

10.7	Promissory Note between Property Solutions Acquisition Corp. and Jordan Vogel and Aaron Feldman	By Reference	S-1/A	July 16, 2020

Exhibit No.	Description	Included	Form	Filing Date
10.8	Business Combination Marketing Agreement between the Property Solutions Acquisition Corp. and EarlyBirdCapital, Inc.	By Reference	8-K	July 24, 2020

10.9*	Form of Amended and Restated Registration Rights Agreement between New FF and certain holders identified therein.	Herewith	—	—

10.10	Form of Subscription Agreement between Property Solutions Acquisition Corp. and the subscribers party thereto.	By Reference	8-K	January 28, 2021

10.11*	Form of Shareholder Agreement between New FF and certain holders identified therein.	Herewith	—	—

10.12	Form of Support Agreement between FF Intelligent Mobility Global Holdings Ltd. and FF Top Holding Ltd.	Herewith	—	—

10.13	Form of Support Agreement between FF Intelligent Mobility Global Holdings Ltd. and Season Smart Ltd.	Herewith	—	—

10.14	Form of Support Agreement between FF Intelligent Mobility Global Holdings Ltd. and Founding Future Creditors Trust.	Herewith	—	—

10.15	Sponsor Support Agreement between Property Solutions Acquisition Corp. and Property Solutions Acquisition Sponsor, LLC.	Herewith	—	—

10.16	Form of Lock-up Agreement between New FF and certain shareholders party thereto.	Herewith	—	—

10.17	Form of Lock-up Agreement between New FF and Property Solutions Acquisition Sponsor, LLC.	Herewith	—	—

21.1*	Subsidiaries of the Registrant	Herewith	—	—

23.1*	Consent of PricewaterhouseCoopers LLP	Herewith	—	—

23.2*	Consent of Marcum LLP	Herewith	—	—

23.3*	Consent of Latham & Watkins LLP	Included within Exhibit 5.1	—	—

99.1*	Consent of Jordan Vogel (Director nominee)	Herewith	—	—

99.2*	Consent of Brian Krolicki (Director nominee)	Herewith	—	—

99.3*	Consent of Christine Harada (Director nominee)	Herewith	—	—

99.4*	Consent of Qing Ye (Director nominee)	Herewith	—	—

99.5*	Consent of Dr. Carsten Breitfeld (Director nominee)	Herewith	—	—

99.6*	Consent of Matthias Aydt (Director nominee)	Herewith	—	—

99.7*	Consent of Lee Liu (Director nominee)	Herewith	—	—

____________

*        To be filed by amendment

Item 22. Undertakings

The undersigned registrant hereby undertakes:

(1)    To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

i.       To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

ii.      To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

iii.     To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)    That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)    To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)    That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)    That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

i.       Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

ii.      Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

iii.     The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

iv.      Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(6)    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such Director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(7)    That, prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(8)    That every prospectus: (1) that is filed pursuant to the immediately preceding paragraph, or (2) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(9)    To respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(10)  To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in New York, New York, on the          day of         , 2021.

PROPERTY SOLUTIONS ACQUISITION CORP.
By:
Name:	Jordan Vogel
Title:	Co-Chief Executive Officer

KNOW ALL MEN AND WOMEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of Jordan Vogel and Aaron Feldman, acting singly, his true and lawful attorney-in-fact, with full power of substitution and resubstitution for him and in his name, place and stead, in any and all capacities to sign any and all amendments including post-effective amendments to this proxy statement/consent solicitation statement/prospectus and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorney-in-fact or his substitute, each acting alone, may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date
By: ____________________	Chairman, Co-Chief Executive Officer and Secretary	, 2021
Jordan Vogel	(Principal Executive Officer)
By: ____________________	Co-Chief Executive Officer, Treasurer and Director	, 2021
Aaron Feldman	(Principal Financial and Accounting Officer)
By: ____________________	Director	, 2021
David Amsterdam
By: ____________________	Director	, 2021
Avi Savar
By: ____________________	Director	, 2021
Eduardo Abush